04045932

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chitaly Holdings Limited

*CURRENT ADDRESS Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT

PROCESSED

**FORMER NAME

NOV 09 2004

**NEW ADDRESS

THOMSON
FINANCIAL

FILE NO. 82- 34829 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 11-1-04

(b)

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Suspension of Trading

At the request of Chitaly Holdings Limited (the "Company"), trading in its shares will be suspended with effect from 9:30 a.m. today (26/03/2003) pending an announcement in relation to a proposed placing of the Company's shares.

(C)

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Disposal of 10 million existing Shares by controlling shareholders and Resumption of Trading

Crisana and Silver Wave, the controlling shareholders of the Company advised the Company that they have entered into the Sale and Purchase Agreements for the sale of 10 million existing Shares at the Share price of HK$1.05 to Value Partners and Mr. Li.

The Sale Shares represent approximately 4.30% of the existing issued share capital of the Company.

At the request of the Company, trading of the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 26 March, 2003. The Company has applied for resumption of trading of the Shares on the Stock Exchange with effect from 9:30 a.m. on 27 March, 2003.

THE SALE AND PURCHASE AGREEMENTS

Date

26 March, 2003

Parties to the First Sale and Purchase Agreement

Vendors:

(i) Crisana, a controlling shareholder of the Company, who is interested in 86,250,000 Shares, representing approximately 37.06% of the total issued share capital of the Company, as at the date of this announcement.

(ii) Silver Wave, a controlling shareholder of the Company, who is interested in 86,250,000 Shares, representing approximately 37.06% of the total issued share capital of the Company, as at the date of this announcement.

Purchaser: Value Partners (as fund manager)

Parties to the Second Sale and Purchase Agreement

Vendors:

(i) Crisana
(ii) Silver Wave

Purchaser: Mr. Li

Number of Sale Shares

10 million Shares, representing approximately 4.30% of the existing issued share capital of the Company. According to the First Sale and Purchase Agreement, each of the Vendors will transfer 4 million Shares to Value Partners or its norminees. According to the Second Sale and Purchase Agreement, each of the Vendors will transfer 1 million Shares to Mr. Li.

Completion

Completion will take place on 27 March, 2003 or at such other place and time as shall be mutually agreed (time in either case being of the essence). The Purchaser may defer Completion to a date not more than 3 days after the Completion Date if the Vendors fail to complete on 27 March, 2003.

There are no condition precedents for the Completion.

Share price and basis

The Share price of HK$1.05 per Share represents a premium of 8.25% to the closing price of HK$0.97 of the Shares as quoted on the Stock Exchange on 25 March, 2003, being the date immediately preceding the suspension of trading of the Shares on the Stock Exchange on 26 March, 2003, and a premium of approximately 15.38% to the average closing price of HK$0.91 of the Shares as quoted on the Stock Exchange for the ten consecutive trading days ended on 25 March, 2002.

The consideration for the Sale Shares was arrived at after arm's length negotiation between the Vendors and Value Partners and Mr. Li respectively, taking into account of the published financial statements of the Company.

Shareholding structure of the Company before and after Completion

Name of shareholders	Shareholding before Completion	Shareholding after Completion
Crisana	37.06%	34.92%
Silver Wave	37.06%	34.92%
Public	25.88%	30.16%

GENERAL

At the request of the Company, trading of the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 26 March, 2003. The Company has applied for resumption of trading of the Shares on the Stock Exchange with effect from 9:30 a.m. on 27 March, 2003.

As confirmed by Value Partners and Mr. Li, they are independent from and not connected with any of the chief executive, Directors, substantial shareholders of the Company and its subsidiaries or their respective associates. Prior to entering into the Sale and Purchase Agreements, Mr. Li does not hold any existing Shares whereas Value Partners holds 3,218,000 Shares (representing approximately 1.38% of the issued share capital of the Company) as fund manager. Upon the Completion, Mr. Li will hold 2 million Shares (representing approximately 0.86% of the issued share capital of the Company) and Value Partners will hold 11,218,000 Shares (representing approximately 4.82% of the issued share capital of the Company) as fund manager.

STATEMENT

Saved as disclosed in this announcement, the Company confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of Appendix 7 part B of the Listing Rules, which is or may be of a price-sensitive nature.

DEFINITIONS

"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	Director(s) of the Company, collectively the "Board"
"Completion"	completion of the Sale and Purchase Agreements, as the case may be
"Crisana"	Crisana International Inc., a company incorporated in the British Virgin Islands and is wholly and beneficially owned by Mr. Tse Kam Pang, Chairman of the Company
"First Sale and Purchase Agreement"	an agreement entered into between the Crisana, Silver Wave and Value Partners dated 26 March, 2003 for sale and purchase of 8 million Sale Shares
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Li"	Mr. Li Kar Keung

"Sale Shares"	10 million existing Shares beneficially and equally owned by Crisana and Silver Wave and to be sold pursuant to the Second Sale and Purchase Agreement and First Sale and Purchase Agreement
"Sale and Purchase Agreements"	the First Sale and Purchase Agreement and the Second Sale and Purchase Agreement
"Second Sale and Purchase Agreement"	an agreement entered into between the Crisana, Silver Wave and Mr. Li dated 26 March, 2003 for sale and purchase of 2 million Sale Shares
"Shares"	shares of HK$0.10 each in the share capital of the Company
"Silver Wave"	Silver Wave Holdings Limited, a company incorporated in the British Virgin Islands and is wholly and beneficially owned by Mr. Lam Toi, an executive Director
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Value Partners"	Value Partners Limited, a company incorporated in British Virgin Islands with limited liability

By Order of the board of Directors
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 26 March, 2003

Please also refer to the published version of this announcement in The Standard.

(d)

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Exceptional Turnover Movement

The Stock Exchange has received a message from Chitaly Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of Chitaly Holdings Limited (the "Company") and wish to state that, save as the following, we are not aware of any reasons for such increase.

Save as disclosed in the Company's announcement dated 26 March 2003, we confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Chitaly Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Tse Kam Pang
Chairman

27 March 2003"

(e)

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Results Announcement

Chitaly Holdings Limited announced on 28/4/2003:
(stock code: 01198)
Year end date: 31/12/2002
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 1/1/2002 to 31/12/2002 ('000)	(Audited) Last Corresponding Period from 1/1/2001 to 31/12/2001 ('000)
Turnover	:	207,020	164,758
Profit/(Loss) from Operations	:	51,334	37,717
Finance cost	:	(82)	(102)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	44,514	32,477
% Change over Last Period	:	+37 %	
EPS/(LPS)-Basic (in dollars)	:	0.2069	0.1712
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	44,514	32,477
Final Dividend per Share	:	8.0 cents	N/A
(Specify if with other options)	:	N/A	N/A

B/C Dates for Final Dividend : 20/5/2003 to 23/5/2003 bdi.
Payable Date : 30/5/2003
B/C Dates for Annual General Meeting : 20/5/2003 to 23/5/2003 bdi.
Other Distribution for Current Period : N/A

B/C Dates for Other Distribution : N/A

Remarks:

1. GROUP REORGANISATION

The Company was incorporated in the Cayman Islands on 8 November 2001 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Pursuant to a reorganisation scheme to rationalise the structure of the Group, in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong limited, the Company acquired the entire issued

share capital of Chitaly (BVI) Limited ("Chitaly BVI"), the then holding company of the subsidiaries and became the holding company of the Group on 15 December 2001 (the "Group Reorganisation"). Further details of the Group Reorganisation and of the subsidiaries acquired pursuant thereto are also set out in notes 21, 22 and 23, to the financial statements and in the Company's prospectus dated 2 May 2002.

2. SEGMENT INFORMATION

Segment information is required by SSAP 26 "Segment reporting" to be presented by way of two segment formats: (i) on a primary segment reporting basis, which for the Group is determined to be by business segment; and (ii) on a secondary segment reporting basis, which for the Group is determined to be by geographical segment.

Sale of home furniture is the only major business segment of the Group. Accordingly no further business segment information is provided.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

Segment revenue	2002 HK$'000	2001 HK$'000
Sales to the PRC	204,465	160,854
Sales to elsewhere in Asia	2,373	3,372
Sales to Australia	-	158
Sales to North America	182	286
Sales to Europe	-	88
	207,020	164,758

Other segment information	Segment assets 2002 HK$'000	Segment assets 2001 HK$'000	Capital expenditure 2002 HK$'000	Capital expenditure 2001 HK$'000
The PRC	125,425	86,905	9,257	6,874
Hong Kong	69,168	11,950	27	57
	194,593	98,855	9,284	6,931

3. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$44,514,000 (2001: HK$32,477,000) and the weighted average of 215,113,000 (2001: 189,750,000) ordinary shares.

The weighted average number of shares used to calculate the earnings per share, on both the consolidated and pro forma combined bases, for the year ended 31 December 2001 includes the pro forma issued share capital of the Company of 189,750,000 shares, comprising the 1,000,000 shares issued as consideration for acquisition of the entire issued share capital of Chitaly BVI, the 1,000,000 shares of the Company allotted and issued fully paid to the shareholders of Chitaly BVI and the capitalisation issue of 187,750,000 shares, as further detailed in note 22 to the financial statements. The weighted average number of shares used to calculate the earnings per share, on both the consolidated and pro forma combined bases, for the year ended 31 December 2002 includes the weighted average of the

25,363,000 shares issued upon the listing of the Company's shares on the Stock Exchange on 15 May 2002 in addition to the aforementioned 189,750,000 ordinary shares.

There were no diluted earnings per share for the years ended 31 December 2002 and 2001 as the share options had no dilutive effects throughout these years.

4. DIVIDENDS

	Group	
	2002 HK$'000	2001 HK$'000
Special dividend (Note)	10,000	18,600
Interim dividend - 2.5 cents (2001: Nil) per ordinary share	5,750	-
Proposed final dividend - 8.0 cents (2001: Nil) per ordinary share	18,616	-
	34,366	18,600

Note: A special dividend for the year ended 31 December 2002 was paid by a subsidiary, Chitaly Furniture Limited, to the shareholders of the Company whose names appeared on the register of members on 2 April 2002. The rates of the dividend and the number of shares ranking for this dividend are not presented as the directors consider that such information is not meaningful for the purpose of these financial statements.

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual meeting.

(9)

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNUAL RESULTS
For the year ended 31 December 2002

RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002 together with the comparative figures for the year ended 31 December 2001 as follows:

	Notes	**2002**	2001
		HK$'000	*HK$'000*
TURNOVER	2	**207,020**	164,758
Cost of sales		**(133,847)**	(101,892)
Gross profit		**73,173**	62,866
Other revenue	2	**5,936**	669
Selling and distribution costs		**(6,818)**	(5,345)
Administrative expenses		**(20,529)**	(19,805)
Other operating expenses		**(428)**	(668)
PROFIT FROM OPERATING ACTIVITIES	3	**51,334**	37,717
Finance costs		**(82)**	(102)
PROFIT BEFORE TAX		**51,252**	37,615
Tax	4	**(6,738)**	(5,138)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**44,514**	32,477
DIVIDENDS	5		
Special		**10,000**	18,600
Interim		**5,750**	–
Proposed final		**18,616**	–
		34,366	18,600
EARNINGS PER SHARE			
Basic	6	**20.69 cents**	17.12 cents

1. GROUP REORGANISATION

The Company was incorporated in the Cayman Islands on 8 November 2001 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Pursuant to a reorganisation scheme to rationalise the structure of the Group, in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong limited (the "Stock Exchange"), the Company acquired the entire issued share capital of Chitaly (BVI) Limited ("Chitaly BVI"), the then holding company of the subsidiaries, and became the holding company of the Group on 15 December 2001 (the "Group Reorganisation"). Further details of the Group Reorganisation and of the subsidiaries acquired pursuant thereto are also set out in notes 21, 22 and 23, to the financial statements and in the Company's prospectus dated 2 May 2002.

2. TURNOVER, OTHER REVENUE AND SEGMENT INFORMATION

Turnover represents the net invoiced value of goods sold during the year, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and revenue is as follows:

	2002 *HK$'000*	2001 *HK$'000*
Turnover	**207,020**	164,758
Bank interest income	**629**	169
Service fee income	**4,700**	–
Others	**607**	500
Other revenue	**5,936**	669
Revenue	**212,956**	165,427

Segment information is required by SSAP26 "Segment reporting" to be presented by way of two segment formats: (i) on a primary segment reporting basis, which for the Group is determined to be by business segment; and (ii) on a secondary segment reporting basis, where for the Group is determined to be by geographical segment.

Sale of home furniture is the only major business segment of the Group. Accordingly no further business segment information is provided.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

	2002 *HK$'000*	2001 *HK$'000*
Sales to the PRC	**204,465**	160,854
Sales to elsewhere in Asia	**2,373**	3,372
Sales to Australia	–	158
Sales to North America	**182**	286
Sales to Europe	–	88
	207,020	164,758

	Segment assets		Capital expenditure	
Other segment information	2002 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*	2001 *HK$'000*
The PRC	**125,425**	86,905	**9,257**	6,874
Hong Kong	**69,168**	11,950	**27**	57
	194,593	98,855	**9,284**	6,931

3. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2002 HK$'000	2001 HK$'000
Cost of goods sold	133,847	101,892
Bad debts written off	563	–
Provision for inventory obsolescence	–	210
Auditors' remuneration	1,000	350
Depreciation of owned assets	5,286	4,016
Loss on disposal of fixed assets	19	238
Research and development cost	1,046	195
Operating lease rentals on buildings	134	156
Staff costs (excluding directors' remuneration)		
Wages and salaries	13,826	10,929
Other benefits in kind	455	501
Pension contributions	365	188
Less: Forfeited contributions	–	–
Net pension contributions	365	188
	14,646	11,618
Exchange losses, net	367	–
Interest income	(629)	(169)
Service income	(4,700)	–

The Group's profit from operating activities represents sales of home furniture in the PRC.

4. TAX

	2002 HK$'000	2001 HK$'000
Group:		
Hong Kong	–	–
Macao	3,470	1,995
PRC	3,268	3,143
Tax charge for the year	6,738	5,138

Hong Kong profits tax has not been provided for as the Group did not generate any assessable profits in Hong Kong during the year. Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year. Provision for tax on the estimated assessable profits of certain subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

No provision for deferred tax has been made as the Group did not have any significant unprovided deferred tax liabilities in respect of 2002 and 2001.

5. DIVIDENDS

	2002 HK$'000	2001 HK$'000
Special dividend	10,000	18,600
Interim dividend – HK2.5 cents (2001: Nil) per ordinary share	5,750	–
Proposed final dividend – HK8.0 cents (2001: Nil) per ordinary share	18,616	–
	34,366	18,600

At a board meeting held on 28 April 2003 the directors declared a final dividend of HK8.0 cents per ordinary share. This proposed dividend was not reflected as a dividend payable in these accounts, but was incorporated as an appropriation of retained profits within the capital and reserves section of the balance sheet for the year ended 31December 2002.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$44,514,000 (2001: HK$32,477,000) and the weighted average of 215,113,000 (2001: 189,750,000) ordinary shares.

There were no diluted earnings per share for the years ended 31 December 2002 and 2001 as the share options had no dilutive effects throughout these years.

FINANCIAL RESULTS

The Group reported record levels of turnover and profits for the year under review. Turnover rose 26% to HK$207.0 million compared with HK$164.8 million in 2001. Net profit attributable to shareholders amounted to HK$44.5 million, representing an increase of 37% over HK$32.5 million in 2001. During the year, the Group undertook stringent cost control measures, improving net profit margin in 2002 to 21.5% against 19.7% in 2001.

BUSINESS REVIEW

The Group designs, manufactures and sells a wide range of home furniture under the registered brand names of "Royal" and "Knight", targeting the medium to high-end home furniture market in China. To catch up with rising living standards and consumer expectation on quality, the Group has remained its commitment to improve its design concepts and capability. The Group's product development team consisted of experienced designers who work closely with the sales and marketing team to keep abreast of the latest market trends. During the year, the Group launched a new furniture series, the "Black Walnut", which was well accepted by the market. Besides "Black Walnut", the Group also had two other series on sale in market which were "Knight (Youngster)" and "Ebony".

While developing new products is important in maintaining the Group's leading market position, efforts in obtaining product design patents to prevent piracy also serves to protect the Group's intellectual rights, allowing it to establish a premium brand status in the industry. Responding to the growing awareness of environmental protection among consumers and also to stay globally competitive, the Group will continue to develop new furniture pieces with environmentally friendly and inflammable features. To increase market penetration, the Group has adopted an efficient franchise system to distribute its products in China. It is the first mainland furniture manufacturer to distribute products through a franchise system in the country. The Group will review the management experience, industry know-how and financial status of potential franchisees before they are granted the rights to open specialty outlets under the brands "Royal Furniture" and "Knight Furniture". The franchise operation has been successful in allowing the Group to expand its distribution network faster and at lower risk and costs.

Geographically, sales to the Central and Eastern regions in China recorded the fastest growth of 58% and 54% respectively in 2002. The two regions are now the most affluent areas in China and the provinces therein with fast growing rates include Jiangsu, Zhejiang, Shandong, Hubei, Hunan and Jiangxi. To reach the sparsely located population in the country, the Group proactively participated in a number of major international exhibitions and trade shows during the year to increase its exposure to local distributors. It also held seminars for potential distributors in new markets in different provinces to promote its wide range of products and strengths. These marketing efforts have proven successful by the increase of 148 specialty outlets during the year. As at 31 December 2002, the Group had 370 specialty outlets in China.

Besides expanding its distribution network, the Group has also moved forward to enhance its production efficiencies and cost effectiveness. The increasing orders received has prompted it to commence the operation of a new production facility in Guangzhou, in October 2002. The new facility with a total floor area of 8,000 sq.m. enabled the Group to increase its overall production volume by 20% with a maximal production capacity of 7,500 sets of furniture per month. Realizing that the brand names are its important assets, the Group is committed to maintaining and upgrading the quality of its products. By adopting the stringent quality control measures, the Group is proud to maintain producing quality products, bringing it closer to the goal of producing perfect products. With these improvements, the Group has been able to attain optimal cost efficiency and heighten net profit margins.

OUTLOOK

With the funds raised from the listing, the Group will continue to strategically expand its distribution network in China and strengthen its product development capabilities. Despite the uncertainties assailing the global economy, with the continuous growth of consumer spending and the property sector in China, the Group remains highly confident of the outlook of the furniture industry in the country.

According to the Ministry of Construction, China will have a total urban population of 630 million and an urbanization rate of 45% by 2010. As the development of commercial and residential buildings speeds up in major cities in China in the next few years, the demands for furniture and other related accessories are also expected to escalate.

On the other hand, the Group's competitive edge is further boosted by the newly established facility in Guangzhou. Its production now enjoys higher flexibility and scalability. With strong financial support and profound experience, the Group will be able to increase its production capacity to cater for the fast growing market demands. The Group will also continue to implement stringent cost control measures to further improve its profitability.

In March this year, the Group participated in the 2003 China International Funiture Fair (Guangzhou) and the 2003 China (Dongguan) International Famous Furniture Exhibition. The Group also announced the appointment of celebrity Ms Rosmund Kwan as its spokesperson. The Group believes the marketing strategy will effectively upgrade its corporate image and stimulate sales at the same time.

The encouraging sales performance in the first quarter of 2003 and the positive customer responses after the Guangzhou trade fair have led the Group to believe that it will continue to experience dynamic growth. The Group targets to expand its distribution network to 1,000 specialty outlets by the end of 2005.

To expand its operations and enhance management, the Group will cautiously consider collaboration with overseas business partners. The Group will only pursue strategic transactions that will create synergies in the Group's operations and facilitate its achievement of business objectives.

Moving forward, armed with extensive experience, innovative products and aggressive marketing plans, the Group is confident that it will successfully execute its development strategies to capture emerging opportunities in the furniture market in China.

USE OF PROCEEDS FROM THE INITIAL PUBLIC OFFERING

Upon the listing of the Company's shares on the Stock Exchange on 15 May 2002, the net proceeds were approximately HK$32 million. As at 31 December 2002, HK$2 million, HK$7 million and HK$5 million were utilised for the construction of a new factory building, for the purchase of machinery and equipment, and for marketing and promotional activities, respectively. The remaining proceeds are deposited in financial institutions and licensed banks in Hong Kong.

LIQUIDITY AND FINANCIAL RESOURCES

The Group maintained a strong financial position, with cash and bank balances of HK$87.8 million as at 31 December 2002 (2001:HK$11.8 million). Other than the proceeds from the initial public offering, the Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 31 December 2002, the Group had no contingent liabilities and bank borrowings. As at the same date, the gearing ratio (Total borrowings/net assets) was 0.46. (2001: 1.18)

Approximately 65% of the Group's cash is denominated in Hong Kong Dollars. Therefore, the exposure to exchange fluctuation is minimal.

The liquidity of the Group was evidenced by the current ratio (current assets/current liabilities) of 1.9 times, which improved from the 1.0 times applicable at the end of 2001. As at 31 December 2002, the net current assets was HK$57,360,000. (2001: 11,000)

EMPLOYMENT AND REMUNERATION POLICY

The total number of employees of the Group as at 31 December 2002 was 1,000 (2001: 790).

The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 31 December 2002, there were outstanding share options 7.3 million.

DIVIDENDS

The Board of Directors recommends a payment of a final dividend of HK8.0 cents per share for the year ended 31 December 2002. Together with the interim dividend of HK2.5 cents per share, the total dividend for the year ended 31 December 2002 is HK10.5 cents per share. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 30 May 2003 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 23 May 2003.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 20 May 2003 to 23 May 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's branch registrar and transfer Office in Hong Kong, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road,, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 19 May 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the Board, the Group has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") throughout the accounting period covered by the annual report of the Company, except that the independent non-executive directors of the Group are subject to retirement by rotation and re-election at the annual general meeting in accordance with the articles of association of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31 December 2002, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange of the Hong Kong Limited's website in due course.

By Order of the Board
Tse Kam Pang
Chairman

Hong Kong, 28 April 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of Chitaly Holdings Limited (the "Company") will be held at Tien Room, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 23rd May 2003 at 10:30 a.m. for the following purposes:

1. To receive and adopt the audited financial statements and the reports of the directors (the "Directors") and auditors for the year ended 31st December, 2002;
2. To declare a final dividend for the year ended 31st December, 2002;
3. To re-elect Directors and authorize the board of Directors (the "Board") to fix the Directors' remuneration; and
4. To re-appoint auditors of the Company and authorize the Board to fix their remuneration.
5. To consider and, if thought fit, pass the following resolution as Ordinary Resolution:-

ORDINARY RESOLUTION

"**THAT**:-

(a) subject to paragraph (c) below and pursuant to the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors during the Relevant Period (as defined below) to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined below); (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights of the Company; or (iv) an issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any of the warrants or securities of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:-

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

   (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Company in the general meeting.

"Rights Issue" means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to the holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

By Order of the Board of
CHITALY HOLDINGS LIMITED
Chan Wing Kit
Company Secretary

Hong Kong, 28th April 2003

Head office and principal place of business:
Units 2 & 3, 18/F
Metropole Square
2 On Yu Street
Shatin
New Territories

Notes:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy needs not be a member of the Company.

(2) To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited with the Company's branch registrars and registration office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding this Meeting or any adjournment thereof.

(3) Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the meeting and in such event, the instrument appinting a proxy shall be deemed to be revoked.

(4) The register of members will be closed from Tuesday, 20th May 2003 to Friday, 23rd May 2003 (both dates inclusive) during which period no transfer of shares can be registered. In order to qualify for the rights to attend and vote Meeting and for the final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's branch registrar and transfer office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later that 4:30 p.m. Monday, 19th May 2003.

(5) Concerning the ordinary resolution of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors have no immediate plans to issue any new shares of the Company.

Please also refer to the published version of this announcement in The Standard dated on 29-4-2003.

(h)

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Sale and Purchase of Shares

Exercise of Share Options by Directors

and

Resumption of Trading

Crisana and Silver Wave, both being the controlling shareholders of the Company, and Ms. Lam Ning, Joanna, being one of the executive Directors, have sold 2,300,000 Sale Shares, 2,300,000 Sale Shares and 400,000 Sale Shares at the Share Price to Baring Asset Management (Asia) Limited respectively on 23 May, 2003.

The Share Price of HK$1.40 represents a premium of approximately 1.45 per cent. to the closing price of HK$1.38 per Share as quoted on the Stock Exchange at 12:30 p.m. on 23 May, 2003, prior to the suspension of trading of the Shares pending the publication of this announcement.

The Sale Shares represent approximately 2.15 per cent. of the existing entire issued share capital of the Company.

Prior to the Sale and Purchase, each of Mr. Tse Kam Pang and Mr. Lam Toi, being the executive Director and the sole shareholder of Crisana and Silver Wave respectively, has exercised his share options of 2,300,000 Shares under the Company's share option scheme adopted on 26 April, 2002. Allotment of Shares will be arranged on 26 May, 2003.

The Directors have noted the recent increase in the trading volume of the Shares and wish to state that, save as the matters disclosed in this announcement, they are not aware of any reasons for such increase.

At the request of the Company, trading of the Shares on the Stock Exchange was suspended with effect from 2:30 p.m. on 23 May, 2003. Application has been made to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 a.m. on 26 May, 2003.

INTRODUCTION

The board of directors ("Directors") of Chitaly Holdings Limited ("Company") announces that Crisana International Inc. ("Crisana") and Silver Wave Holdings Limited ("Silver Wave"), both being the controlling shareholders of the Company, and Ms. Lam Ning, Joanna, being one of the executive Directors, have sold 2,300,000 shares of HK$0.10 each in the capital of the Company ("Sale Shares"), 2,300,000 Sale Shares and 400,000 Sale Shares at a price of HK$1.40 per Sale Share ("Share Price") to Baring Asset Management (Asia) Limited ("Baring") respectively on 23 May, 2003 ("Sale and Purchase").

SALE AND PURCHASE

Pursuant to the Sale and Purchase, each of Crisana, Silver Wave and Ms. Lam Ning, Joanna agreed to sell and Baring agreed to purchase the Sale Shares at the Share Price. The Share Price of HK$1.40 represents a premium of approximately 1.45 per cent. to the closing price of HK$1.38 per share of the Company ("Share") as quoted on the Stock Exchange at 12:30 p.m. on 23 May, 2003, prior to the suspension of trading of the Shares pending the publication of this announcement. The Sale Shares represent approximately 2.15 per cent. of the existing issued share capital of the Company.

Baring is an independent third party not connected with any of the Directors, substantial shareholders or chief executive of the Company or any of its subsidiaries or their respective associates (as defined in the Rules ("Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Crisana and Silver Wave are currently the controlling shareholders of the Company while Ms. Lam Ning, Joanna is an executive Director. Immediately prior to the Sale and Purchase, they were interested in 81,250,000 Shares, 81,250,000 Shares and 2,300,000 Shares, representing approximately 34.92 per cent., 34.92 per cent. and 0.99 per cent. of the issued share capital of the Company respectively. Immediately following the Sale and Purchase, the interests of Crisana, Silver Wave and Ms. Lam Ning, Joanna have been reduced to 78,950,000 Shares, 78,950,000 Shares and 1,900,000 Shares, representing approximately 33.93 per cent., 33.93 per cent. and 0.82 per cent. of the issued share capital of the Company.

Shareholding structure of the Company before and after the Sale and Purchase is as follows:

Name of shareholders	**Shareholding before Sale and Purchase**	**Shareholding after Sale and Purchase**
Crisana	34.92%	33.93%
Silver Wave	34.92%	33.93%
Lam Ning, Joanna	0.99%	0.82%
Public	29.17%	31.32%
Total	100%	100%

EXERCISE OF SHARE OPTIONS

Prior to the Sale and Purchase, each of Mr. Tse Kam Pang and Mr. Lam Toi, being the executive Director and sole shareholder of Crisana and Silver Wave respectively, has exercised his share options of 2,300,000 Shares under the Company's share option scheme adopted on 26 April, 2002. Such share options were granted in September 2002 and the price was fixed at the date of grant. Allotment of Shares will be arranged on 26 May, 2003.

Shareholding structure of the Company before and after the allotment of Shares pursuant to the exercise of share options is as follows:

Name of shareholders	Shareholding before allotment of Shares	Shareholding after allotment of Shares
Crisana *(Note 1)*	33.93%	33.27%
Silver Wave *(Note 2)*	33.93%	33.27%
Tse Kam Pang	-	0.97%
Lam Toi	-	0.97%
Lam Ning, Joanna	0.82%	0.80%
Public	31.32%	30.72%
Total	100%	100%

Note 1 The entire issued share capital of Crisana is benefinially owned by Tse Kam Pang

Note 2 The entire issued share capital of Silver Wave is benefinially owned by Lam Toi

GENERAL

The Directors have noted the recent increase in the trading volume of the Shares and wish to state that, save as the matters disclosed in this announcement, they are not aware of any reasons for such increase.

Save as the matters disclosed in this announcement, the board of Directors confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of Appendix 7 part B of the Listing Rules, neither is the board of Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of Appendix 7 part B of the Listing Rules, which is or may be of a price-sensitive nature.

At the request of the Company, trading of the Shares on the Stock Exchange was suspended with effect from 2:30 p.m. on 23 May, 2003. Application has

been made to the Stock Exchange for resumption of trading of the Shares with effect from 9:30 a.m. on 26 May, 2003.

The Directors individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the board of Directors
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 23 May, 2003

Please also refer to the published version of this announcement in The Standard dated 26 May 2003.



Interim Report 2003

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

INTERIM RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the unaudited interim result of the Company and its subsidiaries (collectively the "Group") for the six months ended 30th June 2003 together with the unaudited comparative figures for the same period in 2002 (the "Interim Period"). These interim financial statements as set out in the interim results were reviewed by the Audit Committee of the Company.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Six Months Ended 30th June 2003

	Notes	2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Turnover	(3)	**121,163**	94,779
Cost of sales		**(78,526)**	(60,413)
Gross profit		**42,637**	34,366
Other revenue	(3)	**8,328**	487
Selling and distribution costs		**(4,844)**	(2,621)
Administrative expenses		**(10,581)**	(10,413)
Other operating expenses		**(18)**	(62)
Profit from operating activities	(4)	**35,522**	21,757
Finance costs		**–**	(82)
Profit before tax		**35,522**	21,675
Tax	(5)	**(4,638)**	(2,877)
Net profit from ordinary activities attributable to shareholders		**30,884**	18,798
Dividends			
Special		**–**	10,000
Final		**18,616**	–
Proposed Interim		**14,238**	5,750
		32,854	15,750
Earnings per share – basic	(6)	**13.2 cents**	9.4 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June 2003

	Notes	As at 30th June 2003 (Unaudited) HK$'000	As at 31st December 2002 (Audited) HK$'000
NON-CURRENT ASSETS			
Fixed assets		**90,462**	75,662
CURRENT ASSETS			
Inventories		**25,605**	23,431
Trade receivables	(8)	**7,788**	5,164
Prepayments, deposits and other receivables		**5,113**	2,498
Cash and cash equivalents		**82,524**	87,838
		121,030	118,931
CURRENT LIABILITIES			
Trade payables	(9)	**18,103**	21,684
Other payables and accruals		**20,483**	18,442
Tax payable		**22,614**	21,445
		61,200	61,571
NET CURRENT ASSETS		**59,830**	57,360
TOTAL ASSETS LESS CURRENT LIABILITIES		**150,292**	133,022
CAPITAL AND RESERVES			
Issued Capital	(10)	**23,730**	23,000
Reserves	(11)	**112,324**	91,406
Proposed interim dividend		**14,238**	–
Proposed final dividend		**–**	18,616
		150,292	133,022

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – UNAUDITED

For the Six Months Ended 30th June 2003

	2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
TOTAL EQUITY		
Balance at beginning of period	**133,022**	45,330
Exchange differences on translation of the financial statements of a foreign entity	**(327)**	326
Surplus on revaluation of leasehold land and buildings	–	26,513
Net gains and losses not recognised in the consolidated profit and loss	**(327)**	26,839
Net profit from ordinary activities attributable to shareholders	**30,884**	18,797
Dividend paid on ordinary shares	**(18,616)**	–
Special dividend	–	(10,000)
Issue of shares, including share premium	**5,329**	40,450
Share issue expenses	–	(8,402)
Balance at end of period	**150,292**	113,014

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the Six Months Ended 30th June 2003

	2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Net cash inflow from operating activities	**24,905**	25,019
Net cash outflow from investing activities	**(16,932)**	(16,073)
Net cash inflow/(outflow) from financing activities	**(13,287)**	28,636
Increase/(decrease) in cash and cash equivalents	**(5,314)**	37,582
Cash and cash equivalents at beginning of period	**87,838**	11,766
Cash and cash equivalents at end of period	**82,524**	49,348
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**82,524**	49,348

Notes To The Condensed Consolidated Financial Statements

For the Six Months Ended 30 June 2003

1. Basis of Preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" ("SSAP 25") issued by the Hong Kong Society of Accountants (the "HKSA") and with the applicable disclosure requirements of Appendix 16 to Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

2. Principal Accounting Policies

The accounting policies adopted by the Group in this interim financial statements are consistent with those adopted in the Group's audited financial statements for the year ended 31 December 2002.

3. Turnover and Segment Information

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and after elimination of all significant intra-Group transactions. The Group's principal activity during the six months ended 30th June 2003 was the manufacture and sale of home furniture. No business segment analysis is presented as management considers that the Group has operated in one single business segment.

An analysis of the Group's turnover and revenue is as follows:

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Turnover – sale of goods	**121,163**	94,779
Bank interest income	**1,181**	100
Service fee	**4,234**	–
Others	**2,913**	387
Other revenue	**8,328**	487
Revenue	**129,491**	95,266

3. Turnover and Segment Information (continued)

An analysis of the Group's turnover by location of customers is as follows:

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Sales to the People's Republic of China ("PRC")	**119,906**	92,901
Sales to elsewhere in Asia	**1,257**	1,878
	121,163	94,779

An analysis of the Group's profit from operating activities by location of customers is as follows:

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Sales to the PRC	**35,212**	21,338
Sales to elsewhere in Asia	**310**	419
	35,522	21,757

4. Profit from operating activities is arrived at after charging:

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Staff cost (including directors' remuneration)	**13,663**	11,233
Depreciation of owned fixed assets	**3,313**	2,224
Operating lease rentals in respect of buildings	**82**	71

5. Tax

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Current period provision		
Hong Kong	**41**	–
Macao	**2,563**	1,209
PRC	**2,034**	1,668
Tax charge for the period	**4,638**	2,877

Hong Kong profit tax has been provided at the rate of 16% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period.

Macao complementary profits tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the interim period of a wholly owned subsidiary of the Company which is engaged in the trading of furniture.

5. Tax (continued)

According to the Income Tax Law of the PRC, a wholly owned subsidiary of the Company established in Guangzhou, the PRC, is subject to a preferential corporate income tax rate of 24%, and is exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, is eligible for 50% relief from PRC corporate income tax for the following three years. As the subsidiary has suffered from accumulated losses since its establishment, corporate income tax has not been provided for during the interim period.

Certain wholly owned subsidiaries are engaged in the provision of quality control, design and customer services. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the interim period, which is currently 33%.

No provision for deferred tax has been made as the Group did not have any significant unprovided deferred tax liabilities in respect of the interim period.

6. Earning per share

The calculation of basic earnings per share for the period is based on the unaudited net profit from ordinary activities attributable to shareholders for the six months ended 30th June 2003 and on the weighted average of number of approximately 233,436,000 shares (2002: 200,036,000 shares) in issue during the six months ended 30th June 2003.

The diluted earning per share has not been calculated for the current and prior periods as no diluting events existed throughout the periods.

7. Interim dividend

The directors have determined that an interim dividend of HK6.0 cents per share amounting to HK$14,238,000 should be paid to the shareholders of the Company whose names appear in the Register of Members on 15th August 2003 and payable on 20th August 2003.

The Register of Members of the Company will be closed from 12th August 2003 to 15th August 2003, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 11th August 2003.

8. Trade receivables

An aged analysis of trade receivables is as follows:

	As at 30th June 2003 (Unaudited) HK$'000	As at 31st December 2002 (Audited) HK$'000
Outstanding balance aged		
Within 30 days	**6,296**	4,308
31 days – 90 days	**1,044**	824
91 days – 180 days	**448**	32
Total trade receivables, net	**7,788**	5,164

9. Trade payables

An aged analysis of trade payables is as follows:

	As at 30th June 2003 (Unaudited) HK$'000	As at 31st December 2002 (Audited) HK$'000
Outstanding balances aged		
Within 30 days	**9,951**	15,388
31 days - 90 days	**7,985**	6,244
91 days - 180 days	**117**	2
181 days - 360 days	**–**	–
Over 1 year	**50**	50
Total trade payables	**18,103**	21,684

10. Share Capital

	Company	
	As at 30th June 2003 (Unaudited) HK$'000	As at 31st December 2002 (Audited) HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each (2002: 2,000,000,000 ordinary shares of HK$0.10 each)	**200,000**	200,000
Issued and fully paid:		
237,300,000 ordinary shares of HK$0.10 each (2002: 230,000,000 ordinary shares of HK$0.10 each)	**23,730**	23,000

10. Share Capital (continued)

The following changes in the Company's issued share capital took place during the six months ended 30th June 2003.

During the period, a total of 7,300,000 ordinary shares of HK$0.10 each were issued upon exercise of share options granted to the directors and an employee, at an exercise price of HK$0.73 each per share, for a total cash consideration of HK$5,329,000 before related issue expenses. The share issued rank pari passu with the existing shares in all respects.

A summary of the above movement in the issued and fully paid share capital of the Company is as follow:

	Company	
	Number of shares	HK$'000
Authorized:		
At 1st January 2003 and at 30th June 2003	**2,000,000,000**	**200,000**
Issued:		
At 1st January 2003	230,000,000	23,000
Issue of new shares upon exercise of share options during the period	7,300,000	730
At 30th June 2003	**237,300,000**	**23,730**

10. Share Capital (continued)

Share Options

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultant of any company in the Group to take up options. The Scheme became effective on 26th April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares in respect of which options may be granted under the Scheme, and under any other share option scheme of the Company, pursuant to which options may from time to time be granted to directors, consultants, and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding for this purpose shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under the Scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors provided that the shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of securities in issue from time to time.

10. Share Capital (continued)

Share Options (continued)

No option may be granted to any one person such that the total number of shares issued and to be issued upon exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time. An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than ten years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate vesting of fixed-term options in the event that certain performance targets are met. The movements in the number of share options to subscribe for shares in the Company during the period were as follows:

Name of directors	At the beginning of the period	Granted during the period	Exercised during the period	At the end of the period	Date of grant of share options	Exercise price per share (HK$)	Exercisable period	Price of Company's shares at grant date of options (HK$)
Tse Kam Pang	2,300,000	-	2,300,000	-	17/9/2002	0.73	1/1/2003 to 31/12/2005	0.72
Lam Toi	2,300,000	-	2,300,000	-	17/9/2002	0.73	1/1/2003 to 31/12/2005	0.72
Lam Ning, Joanna	2,300,000	-	2,300,000	-	17/9/2002	0.73	1/1/2003 to 31/12/2005	0.72
Senior management and	400,000	-	400,000	-	17/9/2002	0.73	1/1/2003 to 31/12/2005	0.72
employees	-	6,500,000	-	6,500,000	2/5/2003	1.10	1/6/2003 to 31/5/2006	1.17
In aggregate	7,300,000	6,500,000	7,300,000	6,500,000				

10. Share Capital (continued)

Share Options (continued)

At the balance sheet date, the Company had 6,500,000 share options outstanding. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 6,500,000 additional ordinary shares of HK$0.10 each in the Company and proceeds, before relevant share issue expenses, of approximately HK$7,150,000.

During the interim period, a total of 7,300,000 share options granted to the directors and an employee, respectively, were exercised at an exercise price of HK$0.73 per share.

11. Reserve

	Share premium account HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2002	–	–	–	45,330	45,330
Capitalisation of share premium for issue of shares	(18,775)	–	–	–	(18,775)
Issue of share through initial public offer	36,225	–	–	–	36,225
Share issue expenses	(8,402)	–	–	–	(8,402)
Surplus on revaluation	–	26,513	–	–	26,513
Translation exchange differences arising on consolidation of a subsidiary	–	–	367	–	367
Net profit for the year	–	–	–	44,514	44,514
Special dividend	–	–	–	(10,000)	(10,000)
Interim dividend	–	–	–	(5,750)	(5,750)
Proposed final dividend	–	–	–	(18,616)	(18,616)
At 31st December 2002	9,048	26,513	367	55,478	91,406
Issue of new shares upon exercise of share options during the period	4,599	–	–	–	4,599
Translation exchange differences arising on consolidation of a subsidiary	–	–	(327)	–	(327)
Net profit for the period	–	–	–	30,884	30,884
Proposed interim dividend	–	–	–	(14,238)	(14,238)
At 30th June 2003	**13,647**	**26,513**	**40**	**72,124**	**112,324**

MANAGEMENT DISCUSSION AND ANALYSIS

Dividend

The Board of Directors recommends the payment of an interim dividend of HK6.0 cents per share for the six months ended 30th June 2003.

Business Review

Riding the escalating demand for home furniture in China, the Group achieved encouraging business performances in spite of the challenging global economic environment for the six months ended 30 June 2003. Turnover surged 27.8% to HK$121,163,000 for the period, compared to HK$94,779,000 in the previous corresponding period. Net profit attributable to shareholders also surged 64.3% from HK$18,798,000 last year to HK$30,884,000 this year. Various cost controls and the improved production system were the main drivers behind the higher profitability. As a result, the net profit margin also increased to 25.5% against 19.8% in the previous corresponding period.

Following its successful listing on the stock exchange in Hong Kong last year, the Group has been committed to advancing its products and brands through a number of image-building marketing initiatives. A core business focus for the Group has always been the maintaining and improving of product quality. To achieve these ends, the Group obtained design patent rights for its products to prevent piracy and to consolidate the leading brand status of its registered labels, "Royal Furniture" and "Knight Furniture", within the industry. During the period, the Group's strong and experienced product development team continued to focus on product diversification, successfully introducing sophisticated products under the newly launched "Light Walnut" series. The Group also has three other market series for sale – "Black Walnut", "Knight (Youngster)" and "Ebony".

MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

Business Review (continued)

The recent SARS epidemic, which broke out at the end of March 2003, has hindered the economic developments of the regional economy with China and Hong Kong being the hardest hit economies. In response to SARS, the Chinese Government curtailed the "Labour Holidays" in the first week of May 2003 when people were advised not to travel abroad. This has led to increased home spending in the local retail market. Also, people were willing to spend more on home improvements and replacing old furniture pieces. During that time, the Group's franchisees also launched various sales promotions to capture the opportunities and stimulate sales. As a result, higher customer flows and increased sales performance were recorded in the specialty outlets.

To extend points of purchase so that consumers have greater access to the "Royal" and "Knight" brands, the Group expended widespread effort to strengthen its working relationships with franchisees throughout the country. These included international exhibitions and trade fairs, as well as seminars for potential franchisees in different parts of China. In March 2003, the Group participated in the 2003 China International Furniture Fair (Guangzhou) and the 2003 China (Dongguan) International Famous Furniture Exhibition, where it announced the appointment of celebrity Ms. Rosmund Kwan as its corporate spokesperson. Since then, the Group has received a tremendous number of requests from potential franchisees and generated overwhelming customer interest in the local retail market. The Group is also building on its leadership in the China furniture market by creating value for its franchisees and providing service solutions to customers. The success of these efforts has been evidenced by the significant increase in the number of specialty outlets during the period. As at 30 June 2003, the Group had about 500 specialty outlets in China as compared to about 260 in the previous corresponding period.

The Group continued to drive efficiencies throughout its operational systems, establishing disciplined manufacturing procedures and gaining economies of scale in materials purchasing. With a total floor area of 100,000 sq.ft., the new facility in Guangzhou established last October has also enabled the Group to increase total production volumes by 20% to reach a monthly production capacity of 7,500 suites of furniture.

MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

Business Review (continued)

Throughout the period, the Group outpaced the rest of the industry in the medium to high-end modern-style home furniture category in China. Not only has it achieved highly positive financial performances, the Group has also attracted strategic institutional investments from Value Partners Ltd. ("Value Partners") and Baring Asset Management (Asia) Limited ("Baring Asset Management"), to enrich its shareholder base. In March 2003, the substantial shareholders of the Group placed 8 million shares to Value Partners, with an additional 2 million shares being placed with an independent third party at an offer price of HK$1.05 per share which represented a premium of approximately 8% on the closing price. At the same time, substantial shareholders of the Group placed a total of 5 million shares to Baring Asset Management in May 2003. The offer price HK$1.40 per share also represented a premium of approximately 1.45% on the closing price. Each of the substantial shareholders also exercised their share options under the Group's share option scheme in order to maintain their number of shares in the Company. These moves signify the strong confidence that the investment community has in the Group's earnings and growth prospects.

Prospects

The Group believes that future demand for home furniture in China is on the rise. The significant growth in income during the period has created further momentum for the Group's continuing focus on the development of quality and modern-style furniture in China. China's furniture industry is still at the early stages of its growth and has strong potential, particularly with China's WTO entry and the rapid development of its property market.

To better realize opportunities for growth in the coming year, the Group will focus on aggressive marketing initiatives to upgrade its brand image and promote products to potential franchisees and consumers in China. Following the success in the 2003 China International Furniture Fair (Guangzhou) and the 2003 China (Dongguan) International Famous Furniture Exhibition, the Group will be taking part in China International Furniture Fair (Guangzhou) and the 10th International Famous Furniture Exhibition (Dongguan) in August to further advance the Group's brand image and products.

MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

Prospects (continued)

With Chinese consumers becoming more affluent and fashion-conscious, there is an increase in demand for modern-style home furniture. The shift in taste towards westernized home furniture designs and the country's fast growing economic development are bolstering the Group's confidence and encouraging further investment and innovation in product and network expansion. In addition to the major cities which the Group has been developing since 1998, the Group has also identified business potential and has been actively pursuing market diversification in the county cities. These county cities are characterized by relatively smaller economic structures and wide existence throughout the country. In the past year, the Group has set up most of its specialty outlets in these cities. During the review period, the contribution from these county cities were not as big as those major cities in China. However, as these cities further develop, the Group believes they will offer promising growth momentum for its home furniture business. The Group will be increasing its distribution network of specialty outlets by about 230 within the financial year 2003 and to 1,000 by the end of 2005.

In view of the ever-increasing demand and to respond promptly to customers needs, the Group has recently completed the establishment of a new storage and a distribution terminal adjacent to our existing site. The total investment costs is approximately HK$10 million which were financed by the Group's internal resources. Upon the completion of the construction, the existing storage space will be used for production which can further increase the Group's aggregate production capacity. The new distribution terminal can enhance the Group's logistics system which will facilitate the moving of goods more efficiently in order to meet the rising demands in China.

In the months ahead, the Group will work closely with franchisees to continue developing strategic marketing initiatives and to broaden the product reach to fast growing cities in China. An effective production system, coupled with well-executed promotional activities in the local market, will continue to offer the Group the opportunity to expand its product range and introduce innovative designs that appeal to local tastes. As such, the Group is ideally positioned for continued success.

MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

Liquidity and financial resources

As at 30th June 2003, the Group had an unaudited consolidated net asset value of approximately HK$150 million. (31st December 2002: HK$133 million). The Group maintained a strong financial position with cash and bank balances of HK$83 million and has no interest-bearing borrowings as at 30th June 2003. The Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 30th June 2003, the Group had no contingent liabilities and bank borrowing. As at the same date, the gearing ratio, calculated on the basis of total liabilities over total shareholders' fund was 0.41.

Over 75% of the Group's cash is either denominated in Hong Kong Dollars. The exposure to exchange fluctuation is minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.98 times, which improved from the 1.93 times applicable at the end of 2002. As at 30th June 2003, the net current assets was approximately HK$60 million (31st December 2002: 57 million).

Employment and remuneration policy

The total number of employees of the Group as at 30th June 2003 was 1,100 (2002: 950).

The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 30th June 2003, there were outstanding share options of 6.5 million.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30th June 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARE

At 30th June 2003, the interests of the directors and their associates in the share capital of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of interests) Ordinance ("SDI Ordinance") were as follows:

	Number of ordinary shares held				
Name of Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total Interests**
Tse Kam Pang	2,300,000	–	78,950,000 (note 1)	–	81,250,000
Lam Toi	2,300,000	–	78,950,000 (note 2)	–	81,250,000
Lam Ning, Joanna	1,900,000	–	–	–	1,900,000

Notes:

1. These shares are held by Crisana International Inc., which is wholly and beneficially owned by Mr. Tse Kam Pang.

2. These shares are held by Silver Wave Holdings Limited, which is wholly and beneficially owned by Mr. Lam Toi.

Save as disclosed above, none of the directors, chief executive or any of their spouse or children under the age of 18 years had any interest in the shares of the Company or any of its associated corporations as defined in the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under section 16(1) of the SDI Ordinance shows that no person has an interest of 5% or more in the issued share capital of the Company as at 30th June 2003, other than the interests disclosed in the section "Interests of Directors and Chief Executive in share" above.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not or, was not for any part of the six months ended 30th June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except all directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board
Chitaly Holdings Limited of
Tse Kam Pang
Chairman

28th July 2003



中期報告 2003

中意控股有限公司

（於開曼群島註冊成立之有限公司）

中期業績

中意控股有限公司(「本公司」)董事會欣然公佈本公司及其附屬公司(統稱「本集團」)截至二零零三年六月三十日止六個月(「中期報告期間」)之未經審核中期業績,連同二零零二年同期之未經審核比較數字。本中期業績所載之中期財務報表,已由本公司之審核委員會審閱。

簡明綜合收入報表

截至二零零三年六月三十日止六個月

	附註	二零零三年 （未經審核） 千港元	二零零二年 （未經審核） 千港元
營業額	(3)	**121,163**	94,779
銷售成本		**(78,526)**	(60,413)
毛利		**42,637**	34,366
其他收益	(3)	**8,328**	487
銷售及分銷成本		**(4,844)**	(2,621)
行政開支		**(10,581)**	(10,413)
其他經營開支		**(18)**	(62)
經營業務溢利	(4)	**35,522**	21,757
融資成本		**–**	(82)
除税前溢利		**35,522**	21,675
税項	(5)	**(4,638)**	(2,877)
股東應佔日常業務純利		**30,884**	18,798
股息			
特別		**–**	10,000
末期		**18,616**	–
擬派中期		**14,238**	5,750
		32,854	15,750
每股盈利－基本	(6)	**13.2仙**	9.4 仙

簡明綜合資產負債表

於二零零三年六月三十日

	附註	於二零零三年 六月三十日 (未經審核) 千港元	於二零零二年 十二月三十一日 (經審核) 千港元
非流動資產			
固定資產		**90,462**	75,662
流動資產			
存貨		**25,605**	23,431
應收賬項	(8)	**7,788**	5,164
預付款項、訂金及其他應收款項		**5,113**	2,498
現金及現金等價物		**82,524**	87,838
		121,030	118,931
流動負債			
應付賬項	(9)	**18,103**	21,684
其他應付款項及應計費用		**20,483**	18,442
應付税項		**22,614**	21,445
		61,200	61,571
流動資產淨值		**59,830**	57,360
總資產減流動負債		**150,292**	133,022
股本及儲備			
已發行股本	(10)	**23,730**	23,000
儲備	(11)	**112,324**	91,406
擬派中期股息		**14,238**	–
擬派末期股息		**–**	18,616
		150,292	133,022

簡明綜合權益變動報表－未經審核

截至二零零三年六月三十日止六個月

	二零零三年 （未經審核） 千港元	二零零二年 （未經審核） 千港元
權益總額		
期初結餘	**133,022**	45,330
換算外國公司財務報表時之匯兑差額	**(327)**	326
租賃土地及樓宇之重估盈餘	**–**	26,513
未於綜合損益表確認之收益及虧損淨額	**(327)**	26,839
股東應佔日常業務純利	**30,884**	18,797
已派普通股股息	**(18,616)**	–
特別股息	**–**	(10,000)
發行股份，包括股份溢價	**5,329**	40,450
股份發行費用	**–**	(8,402)
期終結餘	**150,292**	113,014

簡明綜合現金流量報表

截至二零零三年六月三十日止六個月

	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
來自經營業務之現金流入淨額	**24,905**	25,019
來自投資業務之現金流出淨額	**(16,932)**	(16,073)
來自融資業務之現金流入／(出)淨額	**(13,287)**	28,636
現金及現金等價物增加／(減少)	**(5,314)**	37,582
期初之現金及現金等價物	**87,838**	11,766
期終之現金及現金等價物	**82,524**	49,348
現金及現金等價物之結餘分析		
現金及銀行結餘	**82,524**	49,348

簡明綜合財務報表附註
截至二零零三年六月三十日止六個月

1. 編製基準

未經審核簡明綜合財務報表已根據香港會計師公會發出之會計實務準則第25號「中期財務報告」(「會計實務準則第25號」),以及聯交所證券上市規則(「上市規則」)附錄16之適用披露規定而編製。

2. 主要會計政策

本集團在本中期財務報表所採用之會計政策,與本集團截至二零零二年十二月三十一日止年度之經審核財務報表所載之報告所採用者一致。

3. 營業額及分類資料

營業額指售出貨品發票淨值(經扣除退貨及貿易折扣),及經撇銷本集團內公司間所有重大交易。本集團於截至二零零三年六月三十日止六個月期間之主要業務為製造及銷售家居家具。由於管理層認為本集團只經營單一業務,故並無呈列業務分類之分析。

本集團按營業額及收益之分析載列如下:

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
營業額－售出貨品	**121,163**	94,779
銀行利息收入	**1,181**	100
服務費	**4,234**	—
其他	**2,913**	387
其他收益	**8,328**	487
收益	**129,491**	95,266

3. 營業額及分類資料(續)

本集團營業額按客戶之地理位置分析如下：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
中華人民共和國		
(「中國」)之銷售	**119,906**	92,901
亞洲其他地區之銷售	**1,257**	1,878
	121,163	94,779

本集團來自經營業務之溢利按客戶之地理位置分析如下：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
中國之銷售	**35,212**	21,338
亞洲其他地區之銷售	**310**	419
	35,522	21,757

4. 經營業務溢利經扣除下列各項：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	（未經審核）	（未經審核）
	千港元	千港元
員工成本（包括董事酬金）	**13,663**	11,233
自置固定資產之折舊	**3,313**	2,224
有關樓宇之經營租約租金	**82**	71

5. 稅項

	截至六月三十日止六個月	
	二零零三年	二零零二年
	（未經審核）	（未經審核）
	千港元	千港元
本期撥備		
香港	**41**	–
澳門	**2,563**	1,209
中國	**2,034**	1,668
期內稅項支出	**4,638**	2,877

本集團就期內於香港產生之估計應課稅溢利按16%稅率（二零零二年：16%）撥備香港利得稅。

從事買賣家具之本公司全資附屬公司於中期報告期間之澳門補充利得稅，已經按其估計應課稅溢利15.75%之法定稅率計算。

5. 稅項(續)

根據中國所得稅法，本公司一家於中國廣州成立之全資附屬公司須繳納優惠企業稅率24%，並自經營後首兩個獲利年度獲豁免繳納中國企業所得稅，且於其後三年獲減免一半中國企業所得稅。由於該附屬公司自其成立日期以來一直蒙受累計虧損，故於中期報告期間內並無作出企業所得稅撥備。

若干全資附屬公司從事提供品質控制、設計及客戶服務。該等附屬公司各自因其於中國業務產生之估計應課稅溢利，已按於中期報告期間內之中國企業所得稅率(現時為33%)作出稅項撥備。

由於本集團於中期報告期間並無任何重大未撥備遞延稅項負債，因此並無就遞延稅項作出撥備。

6. 每股盈利

期內之每股基本盈利是根據於截至二零零三年六月三十日止六個月之未經審核股東應佔日常業務純利，及於截至二零零三年六月三十日止六個月內已發行股份之加權平均數約233,436,000股(二零零二年：200,036,000股)計算。

由於本期及過往期間並無出現攤薄情況，故並無計算該等期間之每股攤薄盈利。

7. 中期股息

董事已決定向於二零零三年八月十五日名列於本公司股東名冊之本公司股東派付每股6.0港仙之中期股息，合共為14,238,000港元，並於二零零三年八月二十日支付。

本公司將於二零零三年八月十二日至二零零三年八月十五日(包括首尾兩日)止期間暫停辦理股份過戶登記手續。

為符合收取上述中期股息之資格，所有過戶文件連同有關股票須於二零零三年八月十一日下午四時三十分前送達登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)。

8. 應收賬項

應收賬項之賬齡分析如下：

	於二零零三年六月三十日 (未經審核) 千港元	於二零零二年十二月三十一日 (經審核) 千港元
於下列賬齡尚未償還之結餘		
於30日內	**6,296**	4,308
31日至90日	**1,044**	824
91日至180日	**448**	32
總應收賬項淨額	**7,788**	5,164

9. 應付賬項

應付賬項之賬齡分析如下：

	於二零零三年六月三十日（未經審核）千港元	於二零零二年十二月三十一日（經審核）千港元
於下列賬齡尚未償還之結餘		
於30日內	**9,951**	15,388
31日至90日	**7,985**	6,244
91日至180日	**117**	2
181日至360日	**–**	–
超過1年	**50**	50
應付賬項總額	**18,103**	21,684

10. 股本

	本公司	
	於二零零三年六月三十日（未經審核）千港元	於二零零二年十二月三十一日（經審核）千港元
法定股本：		
2,000,000,000股每股面值0.10港元之普通股（二零零二年：2,000,000,000股每股面值0.10港元之普通股）	**200,000**	200,000
已發行及繳足股本：		
237,300,000股每股面值0.10港元之普通股（二零零二年：230,000,000股每股面值0.10港元之普通股）	**23,730**	23,000

10. 股本（續）

以下為本公司法定及已發行股本截至二零零三年六月三十日止六個月發生之變動。

於期內，因董事及僱員按行使價每股0.73港元行使彼等所獲授之購股權而發行合共7,300,000股每股面值0.10港元普通股，未扣除相關費用之總現金代價為5,329,000港元。該等已發行股份與現有已發行股份在各方面享有同等權益。

上述之本公司已發行及繳足股本之變動摘要如下：

	本公司	
	股份數目	千港元
法定股本：		
於二零零三年一月一日及 二零零三年六月三十日	**2,000,000,000**	**200,000**
已發行股本：		
於二零零三年一月一日	230,000,000	23,000
因期內行使購股權而發行新股	7,300,000	730
於二零零三年六月三十日	**237,300,000**	**23,730**

10. 股本（續）

購股權

本公司設有一項購股權計劃（「計劃」），作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據該計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。該計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

根據該計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目，最初不得超過本公司已發行之有關類別證券（就此不包括該計劃及本公司任何其他購股權計劃獲行使後所發行之股份）數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

10. 股本(續)

購股權(續)

倘於截至最近授出購股權之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行或將予發行之股份總數超過本公司不時已發行股本之1%,則不得授予該人士任何購股權。購股權可按該計劃之條款於購股權限期內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知個別承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標,但董事會保有酌情權,可於若干表現指標達到時加快定期購股權之歸屬。期內可認購本公司股份之購股權數目變動情況如下:

董事姓名	期初	期內授出	期內行使	期終	授出購股權日期	每股行使價(港元)	行使期	授出購股權當日本公司股價(港元)
謝錦鵑	2,300,000	–	2,300,000	–	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
林岱	2,300,000	–	2,300,000	–	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
林寧	2,300,000	–	2,300,000	–	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
高級管理層及僱員	400,000	–	400,000	–	17/9/2002	0.73	1/1/2003至31/12/2005	0.72
	–	6,500,000	–	6,500,000	2/5/2003	1.10	1/6/2003至31/5/2006	1.17
合計	7,300,000	6,500,000	7,300,000	6,500,000				

10. 股本（續）

購股權（續）

於結算日，本公司有6,500,000份未行使購股權。根據本公司之現行資本架構，全面行使餘下之購股權將導致發行額外6,500,000股本公司每股面值0.10港元普通股及未計有關股份發行費用前之所得款項約7,150,000港元。

於中期報告期間，分別授予一名董事及一名僱員之購股權合共7,300,000份已按行使價每股0.73港元行使。

11. 儲備

	股份溢價賬 千港元	租賃土地及樓宇重估儲備 千港元	外匯波動儲備 千港元	保留溢利 千港元	合計 千港元
於二零零二年一月一日	–	–	–	45,330	45,330
股份溢價資本化以發行股份	(18,775)	–	–	–	(18,775)
透過首次公開招股發行股份	36,225	–	–	–	36,225
股份發行開支	(8,402)	–	–	–	(8,402)
重估盈餘	–	26,513	–	–	26,513
綜合一家附屬公司所產生之匯兑差額	–	–	367	–	367
年度純利	–	–	–	44,514	44,514
特別股息	–	–	–	(10,000)	(10,000)
中期股息	–	–	–	(5,750)	(5,750)
擬派末期股息	–	–	–	(18,616)	(18,616)
於二零零二年十二月三十一日	9,048	26,513	367	55,478	91,406
因期內行使購股權而發行新股	4,599	–	–	–	4,599
綜合一家附屬公司所產生之匯兑差額	–	–	(327)	–	(327)
本期純利	–	–	–	30,884	30,884
擬派中期股息	–	–	–	(14,238)	(14,238)
於二零零三年六月三十日	**13,647**	**26,513**	**40**	**72,124**	**112,324**

管理層論述及分析

股息

董事會建議派發截至二零零三年六月三十日止六個月之中期股息每股6.0港仙。

業務回顧

中國市場對傢俬需求顯著上升，儘管全球經濟環境嚴峻，本集團於截至二零零三年六月三十日止六個月內業績表現令人鼓舞。回顧期內的營業額為121,163,000港元，較去年同期之94,779,000港元增加27.8%。股東應佔溢利由去年同期之18,798,000港元激增64.3%，至30,884,000港元。盈利創新高主要由於本集團採取各項嚴謹之成本控制措施及改善生產系統所致。因此本集團的純利率亦由去年同期之19.8%提升至25.5%。

自去年成功上市後，本集團一直致力透過一系列能建立品牌形象的市場推廣活動提升產品及品牌形象，並重點維持及改善產品質素。為達至此等目標，本集團為旗下產品設計申請專利，以防止侵權，及於業內鞏固旗下已註冊的「皇朝傢俬」及「金騎士」品牌傢俬的領導地位。於回顧期內，本集團強勁及富經驗之產品開發隊伍繼續多元化產品系列，並成功以「淺胡桃」系列推出多款家具。本集團同時亦於市場銷售「黑胡桃」、「金騎士（第一代）」及「黑檀」三個系列之家具。

管理層論述及分析(續)

業務回顧(續)

香港及中國於二零零三年三月爆發非典型肺炎,令區內經濟發展受到影響,尤以對中國及香港之影響更為顯注。由於出現非典型肺炎,中國政府縮短了五一黃金假期,並勸籲國民留在境內,因而刺激國民留在國內消費。同時,國民亦增加在改善家居環境及更換舊有傢俬之消費。期間本集團的分銷商亦推出各種推廣活動,以把握機遇及刺激銷售。專賣店因而成功吸引大量顧客及錄得理想的銷售。

為擴闊銷售據點從而令顧客更容易認識「皇朝傢俬」及「金騎士」品牌傢俬,本集團積極於中國加強與特許分銷商的聯繫,當中包括參與國際展覽會、貿易展以及於中國各地舉辦研討會,藉此招攬分銷商。本集團於二零零三年三月參加「二零零三年中國廣州國際家具博覽會」及「二零零三年中華(東莞)國際名家具博覽會」,並宣佈委任著名影星關芝琳小姐為品牌代言人。本集團因而接獲許多有關加盟事項的垂詢,並於當地零售市場引起廣泛注意。本集團藉其在中國傢俬市場內的領導地位為分銷商增值及為顧客提供完善服務。期內專賣店數目的大幅增長正好反映本集團成功的策略。於二零零三年六月三十日,本集團於中國專賣店數目由約260間增至約500間。

本集團進一步提升營運效率、建立完善之生產流程及透過原料採購以享受成本效益。新興建廠房位於廣州,並已於二零零二年十月投產。此新廠房佔地總面積達100,000平方呎,使本集團總生產量增加20%,每月最高之產能更可提升至7,500套家具。

管理層論述及分析(續)

業務回顧(續)

本集團於期內繼續成為中國中檔次至高級家具市場的先驅。除錄得理想的業績表現外,本集團亦成功引入策略性投資機構惠理基金管理公司(「惠理基金」)及霸菱資產管理(亞洲)有限公司(「霸菱資產管理」)作為股東,以進一步加強股東基礎。於二零零三年三月,本集團主要股東以每股1.05港元之配售價,配售8,000,000股股份予惠理基金及2,000,000股股份予獨立投資者,配售價約有8%的溢價。與此同時,本集團主要股東亦於二零零三年五月以每股1.40港元出售5,000,000股股份予霸菱資產管理,配售價亦高於收市價1.45%。本集團各主要股東均透過本集團購股權證計劃行使購股權,以確保其股份數量仍能獲得保持。成功引入策略性投資者反映了投資界對本集團的盈利及前景增長充滿信心。

前景

本集團相信中國市場對家具的需求殷切。回顧期內業績錄得顯著的增長進一步驅使本集團於中國集中發展優質及款式時尚的家具。中國的家具市場仍處於發展初階,尤其中國加入世貿後及地產市場高速發展,中國市場擁有更秀麗的發展潛力。

為充份把握來年的市場商機,本集團將積極推行各種市場推廣項目,以提升品牌形象及宣傳產品,及向中國潛在分銷商及顧客推介本集團旗下產品。繼於「二零零三年中國廣州國際家具博覽會」及「二零零三年中華(東莞)國際名家具博覽會」獲得彪炳成績,本集團將於八月再次參與「中國國際家具博覽會」及「第十屆中華名家具展」,以進一步提升本集團品牌及產品形象。

管理層論述及分析（續）

前景（續）

隨著國內市民消費能力不斷提高，以及日漸追求時尚的家具款式，故對現代風格家具的需求亦有上升趨勢。顧客對西式家具設計趨之若鶩，再加上國內急速的經濟增長，使本集團對未來發展充滿信心，本集團計劃更積極投入資源、開發產品及拓展網絡。本集團自一九九八年開始進軍主要城市，本集團亦認定了一些擁有無限發展的商機及積極開拓縣級城市。這些縣級城市經濟體系較細及遍佈全國地區。於去年，本集團大部份新專賣店均設於縣級城市。於回顧年內，此等縣級城市之貢獻雖不及中國的大型城市，然而隨著這些城市日趨發達，本集團相信這些城市能夠為本集團的家居傢俬業務帶來理想的增長。本集團將會於二零零三年財政年內增設約230間專賣店，並於二零零五年年底把專賣店之數目增加至1,000間。

鑑於市場需求不斷上升，以及能更快捷地滿足顧客的要求，本集團最近於毗鄰現有廠房建造的成品倉及發貨大樓已經竣工。此項目投資成本約為10,000,000港元，並由本集團內部資源支付。待建築工程完成後，現時的成品倉將改作為生產車間，使本集團之總產量再獲提升。新建成的發貨大樓可提升本集團的物流系統，有效提高發貨效率，滿足國內市場的需求。

本集團將於未來數月繼續與分銷商維持緊密合作，推行策略性市場推廣活動，及擴闊產品覆蓋範圍至國內高增長的城市。有效的生產系統再加上適當的宣傳活動，將為本集團呈現各種機遇於拓展產品類別，以及為追求生活品味的顧客創造新穎的產品設計。本集團現已準備就緒再創業務發展新高峰。

管理層論述及分析（續）

流動資金及財政資源

於二零零三年六月三十日，本集團之未經審核綜合資產淨值約為150,000,000港元（二零零二年十二月三十一日：133,000,000港元）。本集團保持穩健之財政狀況，現金及銀行結餘達83,000,000港元，而於二零零三年六月三十日並無任何計息借貸。本集團主要以經營業務所得現金流量淨額提供所需資金。本集團相信，由內部營運產生之資金足以應付日後經營業務之所需。

於二零零三年六月三十日，本集團並無或然負債及銀行借貸。同日，按負債總額除以股東資金總額計算之資本負債比率為0.41。

本集團之現金超過75%乃以港元為結算單位。匯率波動之風險極微。

按流動比率（流動資產／流動負債）1.98倍所示，本集團之流動資產狀況較二零零二年年結日1.93倍有所改善。於二零零三年六月三十日，流動資產淨值約為60,000,000港元（二零零二年十二月三十一日：57,000,000港元）。

僱傭及酬金政策

於二零零三年六月三十日，本集團之僱員總人數為1,100名（二零零二年：950名）。

本集團之酬金政策與本集團經營所在市場慣例看齊，並通常每年進行檢討。除薪金外，員工亦享有其他福利，包括公積金、醫療保險及表現掛鈎花紅。本集團亦向合資格僱員及人士授予購股權。於二零零三年六月三十日，尚未行使之購股權達6,500,000份。

購買、銷售或贖回上市證券

於截至二零零三年六月三十日止六個月內，概無本公司或其任何附屬公司購買、銷售或贖回任何本公司之上市證券。

董事及行政總裁於股份之權益

於二零零三年六月三十日，董事及彼等之聯繫人於本公司股本根據證券(披露)權益條例(「披露權益條例」)第29條本公司須存置之股東名冊記錄之權益如下：

	持有之普通股數目				
董事姓名	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**權益總計**
謝錦鵬	2,300,000	–	78,950,000 (附註1)	–	81,250,000
林岱	2,300,000	–	78,950,000 (附註2)	–	81,250,000
林寧	1,900,000	–	–	–	1,900,000

附註：

1. 該等股份由謝錦鵬先生全資及實益擁有之Crisana International Inc.持有。

2. 該等股份由林岱先生全資及實益擁有之Silver Wave Holdings Limited持有。

除上文所披露者外，概無董事、行政總裁或任何彼等之配偶或未滿18歲之子女擁有本公司或其任何相聯法團(定義見披露權益條例)之任何權益。

主要股東

根據披露權益條例第16(1)條存置之主要股東名冊顯示，除上文「董事及行政總裁於股份之權益」一節所披露之權益外，並無任何人士擁有本公司於二零零三年六月三十日已發行股本5%或以上之權益。

最佳應用守則

概無董事知悉有任何資料合理顯示，本公司於截至二零零三年六月三十日止六個月之任何時間內，未有或未曾遵守載列於香港聯合交易所有限公司證券上市規則附錄14之最佳應用守則，惟本公司之所有董事並非按照指定年期委任，彼等乃根據本公司之公司細則須輪值告退。

承董事會命
中意控股有限公司
主席
謝錦鵬

二零零三年七月二十八日

(J)

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Results Announcement

Chitaly Holdings Limited announced on 28/7/2003:
(stock code: 01198)
Year end date: 31/12/2003
Currency: HKD
Auditors' Report: N/A
Review of Interim Report by: Audit Committee

	Note	(Unaudited) Current Period from 1/1/2003 to 30/6/2003 ('000)	(Unaudited) Last Corresponding Period from 1/1/2002 to 30/6/2002 ('000)
Turnover	:	121,163	94,779
Profit/(Loss) from Operations	:	35,522	21,757
Finance cost	:	N/A	(82)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	30,884	18,798
% Change over Last Period	:	+64.3 %	
EPS/(LPS)-Basic (in dollars)	:	0.132	0.094
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	30,884	18,798
Interim Dividend per Share	:	6.0 cents	2.5 cents
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	12/8/2003	to 15/8/2003 bdi.
Payable Date	:	20/8/2003	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

(k)

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)

2003 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the unaudited interim result of the Company and its subsidiaries (collectively the "Group") for the six months ended 30th June 2003 together with the unaudited comparative figures for the same period in 2002 (the "Interim Period"). These interim financial statements as set out in the interim results were reviewed by the Audit Committee of the Company.

	Notes	**2003 Unaudited *HK$'000***	2002 Unaudited *HK$'000*
Turnover	(2)	**121,163**	94,779
Cost of sales		**(78,526)**	(60,413)
Gross profit		**42,637**	34,366
Other revenue	(2)	**8,328**	487
Selling and distribution costs		**(4,844)**	(2,621)
Administrative expenses		**(10,581)**	(10,413)
Other operating expenses		**(18)**	(62)
Profit from operating activities	(3)	**35,522**	21,757
Finance costs		**–**	(82)
Profit before tax		**35,522**	21,675
Tax	(4)	**(4,638)**	(2,877)
Net profit from ordinary activities attributable to shareholders		**30,884**	18,798

Dividends			
Special		–	10,000
Final		**18,616**	–
Proposed Interim		**14,238**	5,750
		32,854	15,750
Earnings per share – basic	(5)	**13.2 cents**	9.4 cents

Notes:

1. **BASIS OF PREPARATION**

The unaudited condensed consolidated financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" ("SSAP 25") issued by the Hong Kong Society of Accountants (the "HKSA") and with the applicable disclosure requirements of Appendix 16 to Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

2. **TURNOVER AND SEGMENT INFORMATION**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and after elimination of all significant intra-Group transactions. The Group's principal activity during the six month ended 30th June 2003 was the manufacture and sale of home furniture. No business segment analysis is presented as management considers that the Group has operated in one single business segment.

An analysis of the Group's turnover and revenue is as follows:

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Turnover – sale of goods	**121,163**	94,779
Bank interest income	**1,181**	100
Service fee	**4,234**	–
Others	**2,913**	387
Other revenue	**8,328**	487
	129,491	95,266

An analysis of the Group's turnover by location of customers is as follows:

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Sales to the People's Republic of China ("PRC")	**119,906**	92,901
Sales to elsewhere in Asia	**1,257**	1,878
	121,163	94,779

An analysis of the Group's profit from operating activities by location of customers is as follows:

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Sales to the PRC	**35,212**	21,338
Sales to elsewhere in Asia	**310**	419
	35,522	21,757

3. **PROFIT FROM OPERATING ACTIVITIES IS ARRIVED AT AFTER CHARGING:**

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Staff cost (including directors' remuneration)	**13,663**	11,233
Depreciation of owned fixed assets	**3,313**	2,224
Operating lease rentals in respect of buildings	**82**	71

4. **TAX**

	For the six months ended 30th June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current period provision		
Hong Kong	**41**	–
Macao	**2,563**	1,209
PRC	**2,034**	1,668
Tax charge for the period	**4,638**	2,877

Hong Kong profit tax has been provided at the rate of 16% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period.

Macao complementary profits tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the interim period of a wholly owned subsidiary of the Company which is engaged in the trading of furniture.

According to the Income Tax Law of the PRC, a wholly owned subsidiary of the Company established in Guangzhou, the PRC, is subject to a preferential corporate income tax rate of 24%, and is exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, is eligible for 50% relief from PRC corporate income tax for the following three years. As the subsidiary has suffered from accumulated losses since its establishment, corporate income tax has not been provided for during the interim period.

Certain wholly owned subsidiaries are engaged in the provision of quality control, design and customer services. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the interim period, which is currently 33%.

No provision for deferred tax has been made as the Group did not have any significant unprovided deferred tax liabilities in respect of the interim period.

5. EARNING PER SHARE

The calculation of basic earnings per share for the period is based on the unaudited net profit from ordinary activities attributable to shareholders for the six months ended 30th June 2003 and on the weighted average of number of approximately 233,436,000 shares (2002: 200,036,000) in issue during the six months ended 30th June 2003.

The diluted earning per share has not been calculated for the current and prior periods as no diluting events existed throughout the periods.

INTERIM DIVIDEND

The directors have determined that an interim dividend of HK6.0 cents per share amounting to HK$14,238,000 should be paid to the shareholders of the Company whose names appear in the Register of Members on 15th August 2003 and payable on 20th August 2003.

The Register of Members of the Company will be closed from 12th August 2003 to 15th August 2003, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 11th August 2003.

MANAGEMENT DISSCUSION AND ANALYSIS

Business Review

Riding the escalating demand for home furniture in China, the Group achieved encouraging business performances in spite of the challenging global economic environment for the six months ended 30 June 2003. Turnover surged 27.8% to HK$121,163,000 for the period, compared to approximately HK$94,779,000 in the previous corresponding period. Net profit attributable to shareholders also surged 64.3% from HK$18,798,000 last year to HK$30,884,000 this year. Various cost controls and the improved production system were the main drivers behind the higher profitability. As a result, the net profit margin also increased to 25.5% against 19.8% in the previous corresponding period.

Following its successful listing on the stock exchange in Hong Kong last year, the Group has been committed to advancing its products and brands through a number of image-building marketing initiatives. A core business focus for the Group has always been the maintaining and improving of product quality. To achieve these ends, the Group obtained design patent rights for its products to prevent piracy and to consolidate the leading brands of "Royal Furniture" and "Knight Furniture" within the industry. During the period, the Group's strong and experienced product development team continued to focus on product diversification, successfully introducing sophisticated products under the newly launched "Light Walnut" series. The Group also has three other market series for sale – "Black Walnut", "Knight (Youngster)" and "Ebony".

The recent SARS epidemic, which broke out at the end of March 2003, has hindered the economic developments of the regional economy with China and Hong Kong being the hardest hit economies. In response to SARS, the Chinese Government curtailed the "Labour Holidays" in the first week of May 2003 when people were advised not to travel abroad. This has led to increased home spending in the local retail market. Also, people were willing to spend more on home improvements and replacing old furniture pieces. During that time, the Group's franchisees also launched various sales promotions to capture the opportunities and stimulate sales. As a result, higher customer flows and increased sales performance were recorded in the specialty outlets.

To extend points of purchase so that consumers have greater access to the "Royal" and "Knight" brands, the Group expended widespread effort to strengthen its working relationships with franchisees throughout the country. These included international exhibitions and trade fairs, as well as seminars for potential franchisees in different parts of China. In March 2003, the Group participated in the 2003 China International Furniture Fair (Guangzhou) and the 2003 China (Dongguan) International Famous Furniture Exhibition, where it announced the appointment of celebrity Ms. Rosmund Kwan as its corporate spokesperson. Since then, the Group has received a tremendous number of requests from potential franchisees and generated overwhelming customer interest in the local retail market. The Group is also building on its leadership in the China furniture market by creating value for its franchisees and providing service solutions to customers. The success of these efforts has been evidenced by the significant increase in the number of specialty outlets during the period. As at 30th June 2003, the Group had about 500 specialty outlets in China as compared to about 260 in the previous corresponding period.

The Group continued to drive efficiencies throughout its operational systems, establishing disciplined manufacturing procedures and gaining economies of scale in materials purchasing. With a total floor area of 100,000 sq. ft., the new facility in Guangzhou established last October has also enabled the Group to increase total production volumes by 20% to reach a monthly production capacity of 7,500 suites of furniture.

Throughout the period, the Group outpaced the rest of the industry in the medium to high-end modern-style home furniture category in China. Not only has it achieved highly positive financial performances, the Group has also attracted strategic institutional investments from Value Partners Ltd. ("Value Partners") and Baring Asset Management (Asia) Limited ("Baring Asset Management"), to enrich its shareholder base. In March 2003, the substantial shareholders of the Group placed 8 million shares to Value Partners, with an additional 2 million shares being placed with an independent third party at an offer price of HK$1.05 per share which represented a premium of approximately 8% on the closing price. At the same time, substantial shareholders and a director of the Group placed a total of 5 million shares to Baring Asset Management in May 2003. The offer price HK$1.40 per share also represented a premium of approximately 1.45% on the closing price. Each of the substantial shareholders also exercised their share options under the Group's share option scheme in order to maintain their number of shares in the Company. These moves signify the strong confidence that the investment community has in the Group's earnings and growth prospects.

Prospects

The Group believes that future demand for home furniture in China is on the rise. The significant growth in income during the period has created further momentum for the Group's continuing focus on the development of quality and modern-style furniture in China. China's furniture industry is still at the early stages of its growth and has strong potential, particularly with China's WTO entry and the rapid development of its property market.

To better realize opportunities for growth in the coming year, the Group will focus on aggressive marketing initiatives to upgrade its brand image and promote products to potential franchisees and consumers in China. Following the success in the 2003 China International Furniture Fair (Guangzhou) and the 2003 China (Dongguan) International Famous Furniture Exhibition, the Group will be taking part in China International Furniture Fair (Guangzhou) and The 10th International Famous Furniture Exhibition (Dongguan) in August to further advance the Group's brand image and products.

With Chinese consumers becoming more affluent and fashion-conscious, there is an increase in demand for modern-style home furniture. The shift in taste towards westernized home furniture designs and the country's fast growing economic development are bolstering the Group's confidence and encouraging further investment and innovation in product and network expansion. In addition to the major cities which the Group has been developing since 1998, the Group has also identified business potential and has been actively pursuing market diversification in the county cities. These county cities are characterized by relatively smaller economic structures and wide existence throughout the country. In the past year, the Group has set up most of its specialty outlets in these cities. During the review period, the contribution from these county cities were not as big as those major cities in China. However, as these cities further develop, the Group believes they will offer promising growth momentum for its home furniture business. The Group will be increasing its distribution network of specialty outlets by about 230 within the financial year 2003 and to 1,000 by the end of 2005.

In view of the ever-increasing demand and to respond promptly to customers needs, the Group has recently completed the establishment of a new storage and a distribution terminal adjacent to our existing site. The total investment costs is approximately HK$10 million which were financed by the Group's internal resources. Upon the completion of the construction, the existing storage space will be used for production which can further increase the Group's aggregate production capacity. The new distribution terminal can enhance the Group's logistics system which will facilitate the moving of goods more efficiently in order to meet the rising demands in China.

In the months ahead, the Group will work closely with franchisees to continue developing strategic marketing initiatives and to broaden the product reach to fast growing cities in China. An effective production system, coupled with well-executed promotional activities in the local market, will continue to offer the Group the opportunity to expand its product range and introduce innovative designs that appeal to local tastes. As such, the Group is ideally positioned for continued success.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June 2003, the Group had an unaudited consolidated net asset value of approximately HK$150 million. (31st December 2002: HK$133 million). The Group maintained a strong financial position with cash and bank balances of HK$83 million and has no interest-bearing borrowings as at 30th June 2003. The Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 30th June 2003, the Group had no contingent liabilities and bank borrowing. As at the same date, the gearing ratio, calculated on the basis of total liabilities over total shareholders' fund was 0.41.

Over 75% of the Group's cash is either denominated in Hong Kong Dollars. The exposure to exchange fluctuation is minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.98 times, which improved from the 1.93 times applicable at the end of 2002. As at 30th June 2003, the net current assets was approximately HK$60 million. (31st December 2002: 57 million)

EMPLOYMENT AND REMUNERATION POLICY

The total number of employees of the Group as at 30th June 2003 was 1,100 (2002: 950).

The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 30th June 2003, there were outstanding share options of 6.5 million.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30th June 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not or, was not for any part of the six months ended 30th June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except all directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

28th July 2003

Please also refer to the published version of this announcement in The Standard dated on 29-07-2003.

(ℓ)

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Suspension of Trading

At the request of Chitaly Holdings Limited, trading in its shares has been suspended with effect from 11:03 a.m. today (8/9/2003) pending the publication of an announcement in respect of unusual movement in trading volume.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chitaly Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHITALY HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Ms. Lam Ning, Joanna

Independent non-executive Directors:
Mr. Tsao Kwang Yung, Peter
Mr. Ma Gary Ming Fai

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business:
Units 2 & 3
18/F Metropole Square
2 On Yiu Street
Shatin
Hong Kong

22 September, 2003

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATE TO REPURCHASE SHARES

INTRODUCTION

At the extraordinary general meeting ("**EGM**") of Chitaly Holdings Limited ("**Company**") to be held on 13 October, 2003, an ordinary resolution will be proposed to seek the approval of the shareholders ("**Shareholders**") of the Company to grant to the directors ("**Directors**") of the Company a general mandate ("**Repurchase Mandate**") to repurchase shares of HK$0.10 each in the capital ("**Shares**") of the Company not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the EGM.

The purpose of this circular is to give you notice of the EGM and to provide you with further information regarding the Repurchase Mandate. An explanatory statement as required by the Rules Governing the Listing of Securities ("**Listing Rules**") on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") to be sent to the Shareholders in connection with the Repurchase Mandate is set out in the appendix to this circular.

ACTION TO BE TAKEN

Set out on pages 6 to 7 of this circular is a notice convening the EGM to consider the ordinary resolution to approve the grant of the Repurchase Mandate to the Directors. Whether or not you intend to attend the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Company's branch share registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

RECOMMENDATION

The Directors believe that the grant of the Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolution to be proposed at the EGM.

Yours faithfully,
By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

This appendix serves as an explanatory statement as required by the Listing Rules to provide the requisite information to you for your consideration of the proposal to grant the Repurchase Mandate to the Directors.

1. SHARE CAPITAL

As at 19 September, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein ("**Latest Practicable Date**"), the issued share capital of the Company was HK$23,730,000 comprising 237,300,000 fully-paid Shares. In addition, as at the Latest Practicable Date, there existed options ("**Share Options**") to subscribe for 11,100,000 Shares granted under the share option scheme adopted by the Company on 26 April, 2002. In the event all the Share Options are exercised, a further 11,100,000 fully-paid Shares will be in issue.

Subject to the passing of the ordinary resolution to be proposed at the EGM and assuming that no further Shares will be issued by the Company prior to the date of the EGM, the Directors will be authorised to purchase up to 23,730,000 fully-paid Shares pursuant to the Repurchase Mandate. Assuming that all the Share Options will be exercised prior to the date of the EGM and that no further Shares will be issued save for the issue of Shares pursuant to the exercise of the Share Options, the total number of fully-paid Shares in issue will be 248,400,000, and the Directors will be authorised to repurchase up to 24,840,000 fully-paid Shares pursuant to the Repurchase Mandate.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to purchase Shares in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value or earnings per Share or both and will only be made when the Directors believe that such purchases will benefit the Company and the Shareholders as a whole.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and bye-laws and the laws of the Cayman Islands.

The Directors do not propose to exercise the Repurchase Mandate to such extent as could, in the circumstances, have a material adverse effect on the working capital or the gearing level of the Company which in the opinion of the Directors is from time to time appropriate for the Company.

4. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates currently intends to sell Shares to the Company under the Repurchase Mandate in the event that it is granted by the Shareholders at the EGM.

No connected person, as defined in the Listing Rules, has notified the Company that he has a present intention to sell any Shares to the Company, or that he has undertaken not to sell any Shares held by him to the Company, in the event that the Repurchase Mandate is granted by the Shareholders at the EGM.

The Company has not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

6. EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS ("TAKEOVERS CODE")

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert (as defined in the Takeovers Code), depending on the level of such increase, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge of the Directors, each of Crisana International Inc. and Silver Wave Holdings Limited was interested in approximately 30.11% of the issued share capital of the Company, which is wholly and beneficially owned by Mr. Tse Kam Pang and Mr. Lam Toi respectively. As at the Latest Practicable Date, each of Mr. Tse Kam Pang and Mr. Lam Toi was also personally interested in approximately 0.97% of the issued share capital of the Company. In the event the Repurchase Mandate is exercised in full (assuming that none of the Share Options has been exercised prior to the date of such exercise), the shareholding of each of Crisana International Inc. (together with Mr. Tse Kam Pang) and Silver Wave Holdings Limited (together with Mr. Lam Toi) will be increased to approximately 34.53% and may be required to make a mandatory general offer under Rule 26 of the Takeovers Code as a result of the increase in shareholding in the Company from 31.08% to 34.53%.

The Directors have no present intention to exercise the power to repurchase Shares to the extent that the aggregate amount of the share capital of the Company in public hands would be reduced to less than 25%.

7. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange as quoted in the Stock Exchange's daily quotations sheets in each of the twelve months preceding the Latest Practicable Date are as follows:

	Highest	**Lowest**
	HK$	*HK$*
2002		
September	0.76	0.67
October	0.68	0.59
November	0.69	0.60
December	0.84	0.68
2003		
January	0.90	0.79
February	0.94	0.84
March	1.15	0.86
April	1.16	0.92
May	1.61	1.12
June	1.93	1.62
July	2.625	1.60
August	2.925	2.425

CHITALY HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

NOTICE is hereby given that an extraordinary general meeting of Chitaly Holdings Limited ("**Company**") will be held at 11:30 a.m. on Monday, 13 October, 2003 at The Kowloon Club, 15/F & 16/F, East Wing, New World Office Building, 24 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing the following resolution as ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase on The Stock Exchange of Hong Kong Limited shares of HK$0.10 each in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of HK$0.10 each of the Company which the Company is authorised to purchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Company in general meeting."

Yours faithfully,
By Order of the Board
Chitaly Holdings Limited
Chan Wing Kit
Company Secretary

Hong Kong, 22 September, 2003

Head office and principal place of business:
Units 2 & 3
18/F Metropole Square
2 On Yiu Street
Shatin
Hong Kong

Notes:

(1) A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited with the Company's branch registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the above meeting or any adjournment thereof.

(3) Delivery of an instrument of appointing a proxy should not preclude a member from attending and voting at the meeting and in such event, the instrument appointing a proxy shall be deemed to have been revoked.

This page is intentionally left blank

此乃要件　請即處理

閣下如對本通函或對　閣下應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下之中意控股有限公司之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。

CHITALY HOLDINGS LIMITED
中意控股有限公司
(於開曼群島註冊成立之有限公司)

執行董事：
謝錦鵬先生*(主席)*
林岱先生
林寧女士

獨立非執行董事：
曹廣榮先生
馬明輝先生

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點：
香港沙田
安耀街2號
新都廣場18樓
2及3室

敬啟者：

購回股份之一般授權

緒言

中意控股有限公司(「**本公司**」)將於二零零三年十月十三日舉行之股東特別大會(「**股東特別大會**」)上，建議本公司股東(「**股東**」)通過授予本公司董事(「**董事**」)一般授權(「**購回授權**」)之普通決議案，以購回本公司股本中每股面值0.10港元之股份(「**股份**」)，其數目不超過於股東特別大會日期本公司已發行股本總面值之10%。

本通函旨在向 閣下發出股東特別大會之通告，並提供有關購回授權之進一步資料。根據香港聯合交易所有限公司(「**聯交所**」)證券上市規則(「**上市規則**」)規定，本公司必須向股東提供內載有關購回授權資料之說明函件。該說明函件載於本通函附錄內。

應採取之行動

本通函第6至7頁載有召開股東特別大會之通告，會上將考慮通過授予董事購回授權之普通決議案。無論 閣下是否出席股東特別大會，務請按代表委任表格上印列之指示填妥代表委任表格，並盡快或於大會或其續會指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。 閣下填妥及交回代表委任表格後，仍可出席大會及於會上投票。

推薦意見

董事相信購回授權符合本公司及其股東之最佳利益。因此，董事建議股東投票贊成將於股東特別大會提呈之有關決議案。

此 致

列位股東 台照

承董事會命
中意控股有限公司
主席
謝錦鵬
謹啟

二零零三年九月二十二日

本附錄乃遵照上市規則規定編製之說明函件，向　閣下提供必要之資料，以便考慮授予董事購回授權之建議。

1. 股本

於二零零三年九月十九日(即為確定本通函所載若干資料之最後實際可行日期(「**最後實際可行日期**」))，本公司之已發行股本為23,730,000港元，分為237,300,000股繳足股本股份。此外，於最後實際可行日期，根據本公司於二零零二年四月二十六日採納之購股權計劃，已授出購股權(「**購股權**」)可認購11,100,000股股份。倘全部購股權獲行使，將再發行11,100,000股繳足股本股份。

待於股東特別大會上提呈之普通決議案獲通過及假設本公司於股東特別大會日期前不再發行股份，董事將獲授權根據購回授權購回最多23,730,000股繳足股本股份。假設購股權將於股東特別大會日期前獲全數行使，及除根據行使購股權而發行股份外不會進一步發行股份，已發行繳足股本股份總數目將為248,400,000股，而董事將獲授權根據購回授權購回最多24,840,000股繳足股本股份。

2. 購回之理由

董事相信，股東授出一般授權以便董事於市場上購回股份，乃符合本公司及股東之最佳利益。視乎當時之市況及資金安排，該等購回可能會導致每股股份之資產淨值或盈利或兩者均增加，及董事僅會在其認為該等購回將符合本公司及股東之整體利益之情況下作出該等購回。

3. 購回股份之資金

用於購回股份之資金，本公司僅可從依據公司組織章程及細則及開曼群島法例規定可合法用作有關用途之資金中撥支。

倘行使購回授權可能對董事不時認為適合本公司之營運資金或負債水平造成重大不利影響之情況下，董事不擬行使購回授權。

4. 董事、彼等之聯繫人士及關連人士

董事及(就彼等經作出一切合理查詢後所知)彼等之任何聯繫人士目前概無意在股東於股東特別大會授出購回授權後，據此出售股份予本公司。

各關連人士(定義見上市規則)概無知會本公司其目前有意在股東於股東特別大會授出購回授權後，向本公司出售任何股份，或承諾不出售其所持之任何股份予本公司。

於緊接本通函日期前六個月內，本公司並無購回任何股份(不論是否在聯交所或任何其他交易所進行)。

5. 承諾

董事已向聯交所承諾，彼等將根據上市規則及開曼群島適用法例行使購回授權。

6. 香港公司收購及合併守則(「收購守則」)之影響

倘因根據購回授權行使購回股份之權力，股東所佔本公司之投票權益比例增加，就收購守則第32條而言，該項增加將被當作一項收購。因此，視乎該項增幅而定，股東或一群一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權及可能須根據收購守則第26條作出強制收購建議。

於最後實際可行日期，就董事所知，Crisana International Inc.及Silver Wave Holdings Limited各佔本公司已發行股本約30.11%權益，上述公司分別由謝錦鵬先生及林岱先生全資及實益擁有。於最後實際可行日期，謝錦鵬先生及林岱先生各自亦佔本公司已發行股本約0.97%之個人權益。倘購回授權獲全面行使(假設於該行使日期前概無行使購股權)，Crisana International Inc.(連同謝錦鵬先生)及Silver Wave Holdings Limited(連同林岱先生)各自所佔股權將分別增加至約34.53%，並可能因其所佔本公司之股權由31.08%增至34.53%，而須根據收購守則第26條作出強制性全面收購建議。

倘購回股份將導致本公司股本之公眾持股量總額減至低於25%，董事目前無意行使權力購回股份。

7. 股價

於緊接最後實際可行日期前十二個月內，股份於聯交所每日報價表所報之每月最高及最低成交價如下：

	最高	最低
	港元	*港元*
二零零二年		
九月	0.76	0.67
十月	0.68	0.59
十一月	0.69	0.60
十二月	0.84	0.68
二零零三年		
一月	0.90	0.79
二月	0.94	0.84
三月	1.15	0.86
四月	1.16	0.92
五月	1.61	1.12
六月	1.93	1.62
七月	2.625	1.60
八月	2.925	2.425

CHITALY HOLDINGS LIMITED
中意控股有限公司
(於開曼群島註冊成立之有限公司)

茲通告中意控股有限公司(「**本公司**」)將於二零零三年十月十三日星期一上午十一時三十分假座香港九龍尖沙咀梳士巴利道24號新世界大廈東翼15及16樓九龍會舉行股東特別大會，以考慮及酌情通過下列決議案為普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司所有權力，於香港聯合交易所有限公司購回本公司股本中每股面值0.10港元之股份；

(b) 本公司依據本決議案(a)段之批准購回之本公司每股面值0.10港元股份之面值總額，不得超過於通過本決議案之日本公司已發行股本面值總額之10%，而上述之批准應以此數額為限；及

(c) 就本決議案而言：

「有關期間」指由本決議案獲通過日期至下列最早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司組織章程細則或任何適用法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；或

(iii) 本公司於股東大會上通過普通決議案撤回或修訂本決議案所載之授權當日。」

承董事會命
中意控股有限公司
公司秘書
陳永傑

香港，二零零三年九月二十二日

總辦事處及主要營業地點：
香港沙田
安耀街2號
新都廣場18樓
2及3室

附註：

(1) 凡有權出席大會並於會上投票之本公司股東，均有權委任一名或以上代表代其出席投票。受委代表毋須為本公司股東。

(2) 代表委任表格連同已簽署之授權書或其他授權文件(如有)或該授權書或授權文件經公證人簽署證明之副本，必須於大會或其續會指定舉行時間四十八小時前送達本公司於香港之股份過戶登記分處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)方為有效。

(3) 交回代表委任表格後，股東仍可親身出席大會並於會上投票，就此代表委任表格將被視為撤銷。

此 乃 白 頁

CHITALY HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

Form of proxy for use at the extraordinary general meeting to be held at 11:30 a.m. on Monday, 13 October, 2003 (or any adjournment thereof)

I/We[1] ______________________ of ______________________

______________________ being the registered holder(s) of[2]

______________________ shares of HK$0.10 each in the capital of CHITALY HOLDINGS LIMITED ("Company"), hereby appoint[3] the Chairman of the meeting or ______________________

of ______________________ as my/our proxy to attend and vote for me/us and on my/our behalf in the manner indicated below, or if no such indication is given then to vote as my/our proxy thinks fit, at the extraordinary general meeting of the Company to be held at 11:30 a.m. on Monday, 13 October, 2003 at The Kowloon Club, 15/F & 16/F, East Wing, New World Office Building, 24 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong or at any adjournment thereof for the purpose of considering and, if thought fit, passing the resolution set out in the notice convening the said extraordinary general meeting in the Company's circular dated 22 September, 2003.

	For [4]	**Against [4]**
Ordinary Resolution		

Date this ______ day of ______ 2003 Signature of shareholders[5] ______________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. If this space is not completed, the Chairman of the meeting will act as your proxy. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. Please indicate by an "X" in the space provided how you wish your votes to be cast. Without such specific directions the proxy may at his/her discretion vote for or against the resolution or abstain from voting.
5. This form of proxy must be signed by the appointer or his attorney duly authorised in writing, or if such appointer is a corporation, either under its common seal or under the hand of an officer or attorney so authorised. In the case of joint holders, this form of proxy must be signed by the member whose name stands first.
6. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy or by authorised representative, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holders.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited with the Company's branch registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding the above meeting or any adjournment thereof.
8. A proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and return of this form of proxy will not preclude you from attending and voting at the meeting if you so wish. In that event, this form of proxy will be deemed to have been revoked.

CHITALY HOLDINGS LIMITED
中意控股有限公司
(於開曼群島註冊成立之有限公司)

於二零零三年十月十三日星期一上午十一時三十分舉行之股東特別大會(及其任何續會)時使用之代表委任表格

本人／吾等[1] ______________________________

(地址 ______________________________)

為中意控股有限公司(「本公司」)股本中每股面值0.10港元股份[2] ______________ 股

之註冊持有人，茲委任[3]大會主席或 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零三年十月十三日星期一上午十一時三十分假座香港九龍尖沙咀梳士巴利道24號新世界大廈東翼15及16樓九龍會舉行之股東特別大會(及其任何續會)，以考慮及酌情通過於二零零三年九月二十二日刊發之本公司通函中所述召開股東特別大會通告中所載之決議案，並代表本人／吾等於股東特別大會上依照下列指示投票，或如沒有指示，則由委任代表酌情投票表決決議案：

	贊成[4]	反對[4]
普通決議案		

日期：二零零三年 ________ 月 ________ 日　　　股東簽署[5] ______________

附註：

1. 請用正楷填上全名及地址。
2. 請填上本代表委任表格所代表以　閣下名義登記之股份數目，如未有填上數目，則本代表委任表格將被視為代表以　閣下名義登記之所有本公司股份。
3. 倘欲委任大會主席以外之其他人士為代表，請將「大會主席或」之字樣劃去，並在空欄內填上所欲委派代表之姓名及地址。如沒有填寫空欄，大會主席將代表　閣下。**本代表委任表格之任何改動，均須由簽署人簡簽示可。**
4. 請在適當之空格內填上「X」號，如沒有此等明確之指示，則　閣下之代表有權酌情投票贊成或反對或放棄投票。
5. 代表委任表格必須由委任人或其以書面正式授權之代理人簽署，或如該委任人屬公司身份，必須由公司蓋上法團印章或由公司正式授權之人員或代表簽署。倘為聯名持有人，此委任表格必須由上述股東當中其名稱排列首位者簽署。
6. 如屬股份之聯名持有人，則排名較前者不論親身或以受委代表或獲授權代表所投之票將被接納，而其他聯名持有人將不能投票，就此而言，排名先後以聯名持有人於股東登記冊上之排名次序言為准。
7. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或該授權書或授權文件經公證人簽署證明之副本，必須盡快或於大會或其續會指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)方為有效。
8. 受委代表毋須為本公司股東，但必須代表閣下親身出席大會。
9. 閣下填妥及交回此代表委任表格後，亦可親自出席及在大會投票。就此代表委任表格將被視為撤銷。

Date Printed : 15/10/2003

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the: Month to Date (a)	Total No. of Shares Purchased on the Exchange in the: Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
ALLIED GROUP	373	ORD	2003/10/14	500,000	HKD 0.50	-	HKD 250,000.00	exchange	500,000	1,096,000	0.490	0.030
CHITALY HOLD	1198	ORD	2003/10/14	700,000	HKD 2.325	-	HKD 1,627,500.00	exchange	700,000	700,000	2.190	0.290
NANYANG HOLD	212	ORD	2003/10/14	60,000	HKD 6.85	-	HKD 411,000.00	exchange	104,500	324,000	14.500	0.701
NATIONAL ELEC H	213	ORD	2003/10/14	500,000	HKD 0.237	HKD 0.231	HKD 116,420.00	exchange	2,484,000	74,960,000	2.740	6.140
RBI HOLDINGS	566	ORD	2003/10/14	54,000	HKD 2.475	-	HKD 133,650.00	exchange	104,000	234,000	2.720	0.060

** End of Report **

(n)

Date Printed : 16/10/2003

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the Month to Date (a)*	*Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)*	*% of Previous Months Turnover Acquired This Month to Date*	*% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution*
CHINESE EST H	127	ORD	2003/10/15	176,000	HKD 2.925	HKD 2.90	HKD 512,500.00	exchange	176,000	25,202,212	0.584	1.138
CHITALY HOLD	1198	ORD	2003/10/15	320,000	HKD 2.325	HKD 2.30	HKD 741,000.00	exchange	1,020,000	1,020,000	3.195	0.430
NATIONAL ELEC H	213	ORD	2003/10/15	530,000	HKD 0.247	HKD 0.245	HKD 130,424.00	exchange	3,014,000	75,490,000	3.330	6.180
RBI HOLDINGS	566	ORD	2003/10/15	56,000	HKD 2.50	HKD 2.45	HKD 138,600.00	exchange	160,000	290,000	4.180	0.080
TCC INT'L HOLD	1136	ORD	2003/10/15	350,000	HKD 1.08	HKD 1.05	HKD 374,160.00	exchange	350,000	13,190,000	2.600	1.700

** End of Report **

Date Printed : 17/10/2003

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Total No. of Shares Purchased on the Exchange in the Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
CHINESE EST H	127	ORD	2003/10/16	840,000	HKD 2.95	HKD 2.90	HKD 2,443,000.00	exchange	1,016,000	26,042,212	3.372	1.176
CHITALY HOLD	1198	ORD	2003/10/16	148,000	HKD 2.325	-	HKD 344,100.00	exchange	1,168,000	1,168,000	3.659	0.492
RBI HOLDINGS	566	ORD	2003/10/16	42,000	HKD 2.50	-	HKD 105,000.00	exchange	202,000	332,000	5.280	0.090
TCC INT'L HOLD	1136	ORD	2003/10/16	200,000	HKD 1.08	HKD 1.06	HKD 213,900.00	exchange	550,000	13,390,000	4.100	1.700

** End of Report **

Date Printed : 20/10/2003

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the Month to Date (a)	Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
CHINESE EST H	127	ORD	2003/10/17	348,000	HKD 2.975	HKD 2.90	HKD 1,026,800.00	exchange	1,364,000	26,390,212	4.527	1.191
CHITALY HOLD	1198	ORD	2003/10/17	1,022,000	HKD 2.325	HKD 2.30	HKD 2,375,600.00	Exchange	2,190,000	2,190,000	6.860	0.923
NANYANG HOLD	212	ORD	2003/10/17	20,000	HKD 6.80	-	HKD 136,000.00	exchange	124,500	344,000	17.275	0.744
TCC INT'L HOLD	1136	ORD	2003/10/17	250,000	HKD 1.08	HKD 1.06	HKD 268,200.00	exchange	800,000	13,640,000	6.000	1.800

** End of Report **

Date Printed : 21/10/2003

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the: Month to Date (a)	Year to Date (since Ord. Resolution) (b)	% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
CHINESE EST H	127	ORD	2003/10/20	464,000	HKD 3.05	HKD 2.95	HKD 1,401,600.00	Exchange	1,828,000	26,854,212	6.067	1.212
CHITALY HOLD	1198	ORD	2003/10/20	250,000	HKD 2.325	-	HKD 581,250.00	Exchange	2,440,000	2,440,000	7.644	1.028

** End of Report **

Date Printed : 22/10/2003

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the* Month to Date (a)	Year to Date (since Ord. Resolution) (b)	*% of Previous Months Turnover Acquired This Month to Date*	*% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution*
CHINESE EST H	127	ORD	2003/10/21	12,000	HKD 3.075	-	HKD 36,900.00	Exchange	1,840,000	26,866,212	6.107	1.213
CHITALY HOLD	1198	ORD	2003/10/21	482,000	HKD 2.325	-	HKD 1,120,650.00	Exchange	2,922,000	2,922,000	9.154	1.231
NANYANG HOLD	212	ORD	2003/10/21	20,000	HKD 6.70	-	HKD 134,000.00	Exchange	144,500	364,000	20.050	0.787
PICO FAR EAST	752	ORD	2003/10/21	320,000	HKD 0.42	HKD 0.415	HKD 134,300.00	Exchange	320,000	320,000	6.700	0.058
RBI HOLDINGS	566	ORD	2003/10/21	76,000	HKD 2.50	HKD 2.475	HKD 188,500.00	Exchange	278,000	408,000	7.270	0.110
TCC INT'L HOLD	1136	ORD	2003/10/21	132,000	HKD 1.14	HKD 1.12	HKD 148,740.00	Exchange	932,000	13,772,000	7.000	1.800

** End of Report **

Date Printed : 23/10/2003

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the		% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
									Month to Date (a)	Year to Date (since Ord. Resolution) (b)		
CHINESE EST H	127	ORD	2003/10/22	132,000	HKD 3.075	HKD 3.05	HKD 403,800.00	exchange	1,972,000	26,998,212	6.545	1.219
CHITALY HOLD	1198	ORD	2003/10/22	490,000	HKD 2.325	HKD 2.30	HKD 1,138,000.00	exchange	3,412,000	3,412,000	10.689	1.438
PICO FAR EAST	752	ORD	2003/10/22	850,000	HKD 0.40	HKD 0.385	HKD 336,250.00	exchange	1,170,000	1,170,000	24.498	0.213

** End of Report **

Date Printed : 24/10/2003

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the		% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
									Month to Date (a)	Year to Date (since Ord. Resolution) (b)		
CHINESE EST H	127	ORD	2003/10/23	2,616,000	HKD 3.05	HKD 2.975	HKD 7,850,000.00	exchange	4,588,000	29,614,212	15.227	1.337
CHITALY HOLD	1198	ORD	2003/10/23	400,000	HKD 2.325	HKD 2.225	HKD 907,500.00	exchange	3,812,000	3,812,000	11.942	1.606
NATIONAL ELEC H	213	ORD	2003/10/23	304,000	HKD 0.237	HKD 0.233	HKD 71,348.00	exchange	3,318,000	75,794,000	3.660	6.210
TAI FOOK SEC	665	ORD	2003/10/23	78,000	HKD 0.99	-	HKD 77,220.00	exchange	252,000	252,000	3.172	0.053

** End of Report **

Date Printed : 27/10/2003

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the*		*% of Previous Months Turnover Acquired This Month to Date*	*% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution*
									Month to Date (a)	*Year to Date (since Ord. Resolution) (b)*		
CHITALY HOLD	1198	ORD	2003/10/24	522,000	HKD 2.30	HKD 2.20	HKD 1,164,750.00	exchange	4,334,000	4,334,000	13.577	1.826
NATIONAL ELEC H	213	ORD	2003/10/24	448,000	HKD 0.239	HKD 0.235	HKD 106,480.00	exchange	3,766,000	76,242,000	4.160	6.250
TAI FOOK SEC	665	ORD	2003/10/24	500,000	HKD 0.99	-	HKD 495,000.00	exchange	752,000	752,000	9.466	0.159
TCC INT'L HOLD	1136	ORD	2003/10/24	242,000	HKD 1.18	HKD 1.15	HKD 280,300.00	exchange	1,174,000	1,174,000	8.800	0.200

** End of Report **

Whilst the Exchange has endeavoured to ensure that the information supplied to it is accurately reproduced in the above report, the Exchange does not accept any liability for any direct or consequential loss or damage arising from any inaccuracy or omission therein.

Date Printed : 28/10/2003

Share Repurchase Report

Company	*Stock Code*	*Sec. Type*	*Trading Date (yyyy/mm/dd)*	*Shares Purchased*	*Unit Or Highest Price ($)*	*Lowest Unit Price ($)*	*Total Paid ($)*	*Purchase Method*	*Total No. of Shares Purchased on the Exchange in the*		*% of Previous Months Turnover Acquired This Month to Date*	*% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution*
									Month to Date (a)	*Year to Date (since Ord. Resolution) (b)*		
CHITALY HOLD	1198	ORD	2003/10/27	208,000	HKD 2.25	HKD 2.225	HKD 466,750.00	exchange	4,542,000	4,542,000	14.228	1.914
NATIONAL ELEC H	213	ORD	2003/10/27	350,000	HKD 0.245	HKD 0.242	HKD 85,250.00	exchange	4,116,000	76,592,000	4.540	6.270
RBI HOLDINGS	566	ORD	2003/10/27	30,000	HKD 2.50	-	HKD 75,000.00	exchange	308,000	438,000	8.050	0.120
TAI FOOK SEC	665	ORD	2003/10/27	20,000	HKD 1.00	-	HKD 20,000.00	exchange	772,000	772,000	9.718	0.163

** End of Report **

Date Printed : 25/11/2003

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the		% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
									Month to Date (a)	Year to Date (since Ord. Resolution) (b)		
CHITALY HOLD	1198	ORD	2003/11/24	152,000	HKD 2.30	-	HKD 349,600.00	exchange	152,000	4,694,000	0.582	1.978
NANYANG HOLD	212	ORD	2003/11/24	45,000	HKD 6.80	HKD 6.75	HKD 305,825.00	exchange	85,000	484,000	22.031	1.047

** End of Report **

Date Printed : 24/12/2003

Share Repurchase Report

Company	Stock Code	Sec. Type	Trading Date (yyyy/mm/dd)	Shares Purchased	Unit Or Highest Price ($)	Lowest Unit Price ($)	Total Paid ($)	Purchase Method	Total No. of Shares Purchased on the Exchange in the		% of Previous Months Turnover Acquired This Month to Date	% of Issued Share Capital at Time Ord. Resolution Passed Acquired on the Exchange Since Date of Resolution
									Month to Date (a)	Year to Date (since Ord. Resolution) (b)		
CHINESE EST H	127	ORD	2003/12/23	680,000	HKD 2.825	-	HKD 1,921,000.00	exchange	17,188,000	68,314,212	24.331	3.084
CHITALY HOLD	1198	ORD	2003/12/23	40,000	HKD 2.325	-	HKD 93,000.00	exchange	40,000	4,734,000	0.717	1.995
HERALD HOLD	114	ORD	2003/12/23	300,000	HKD 0.49	-	HKD 147,535.08	exchange	1,300,000	1,300,000	17.830	0.211
NANYANG HOLD	212	ORD	2003/12/23	20,000	HKD 7.00	-	HKD 140,000.00	exchange	42,000	536,000	19.090	1.160

** End of Report **





Annual Report 2003

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

CONTENTS

CORPORATE INFORMATION

DIRECTORS

Executive Director
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Ms Lam Ning, Joanna

Independent Non-Executive Director
Mr. Tsao Kwang Yung, Peter
Mr. Ma Gary Ming Fai

AUDIT COMMITTEE

Mr. Tsao Kwang Yung, Peter
Mr. Ma Gary Ming Fai

COMPANY SECRETARY

Mr. Chan Wing Kit, AHKSA

AUDITORS

Ernst & Young

SOLICITORS

Kwok & Yih

PRINCIPAL BANKER

Bank of China

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Tengis Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

REGISTERED OFFICE

Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Unit 17, 7/F,
Concordia Plaza
1 Science Museum Road
Tsim Sha Tsui
Kowloon, Hong Kong

FINANCIAL RELATIONS CONSULTANT

Strategic Financial Relations Limited

STOCK CODE

1198

Turnover


(HK$'000)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
300,719
45.3%
207,020
2002
2003

Profit Attributable to Shareholders


(HK$'000)
100,000
80,000
60,000
40,000
20,000
0
73.5%
77,244
44,514
2002
2003

Net Profit Margin


(%)
30
27
24
21
18
15
21.5
25.7%
2002
2003

CHAIRMAN'S STATEMENT

Dear Shareholders,

With our reputation and strong foothold in the medium to high-end home furniture markets in China, I am pleased to announce that the Group has weathered the numerous challenges in 2003. The overall market sentiment and consumer confidence were inevitably clouded by the war in Iraq and the outbreak of SARS in Hong Kong and China during the year under review. However, thanks to our innovative and stylish design, persistent and customer-oriented marketing campaigns and effective cost control systems, we have excelled and set a new record in both of our business performance and financial results.

China is one of the world's largest furniture production bases and ranks fourth as an exporter of furniture. On top of the strong demand from overseas markets, domestic consumption is on the increase due to the boom in the property market driven by the continuous rise in the standard of living in China. In 2003, the growth of GDP in China reached 9.1%, representing the best performance since 1997. Per capita GDP amounted to US$1,090 — a significant watershed as economists anticipate an escalating rate of consumption after crossing the threshold of US$1,000 in per capita GDP.

Riding on the booming economy, the Group has captured the opportunities in the China market and paved the way for achieving another milestone. With an eye on the promising growth in the demand for medium to high-end home furniture, the Group has been tapping the China market since 1997. In less than seven years, the Group has become a market leader renowned for the design and manufacturing of quality home furniture targeting at top tier customers.

Capitalising on the ever-increasing demand for quality home furniture, the Group is committed to developing and introducing creative and sophisticated furniture, blending European style with a unique Chinese touch. Our professional product development team of over 50 staff is one of the critical factors contributing to the Group's success. A total of four product lines, all manufactured under stringent quality control, are currently enjoying great popularity in the market.

Our top quality fashionable furniture collections are marketed under the Group's brand names "Royal" and "Knight". We are the first major furniture manufacturer to distribute products through the franchise system in China. In the year ended 31 December 2003, the Group set up a comprehensive distribution network with over 600 outlets under the trademark "Royal Furniture" or "Knight Furniture", spanning 29 provinces in China. Our practice is to grant exclusive distribution rights for each brand to one distributor in each city. The stringent selection criteria and the close relationship built with the franchisees had contributed to exciting business growth in the past years.

On top of excellence in design and product quality, and our comprehensive distribution network in China, the Group is striving to step up our promotional campaigns to enhance our brand names. Building on the immediate benefits of appointing Ms Rosmund Kwan as our spokesperson, participating in various international furniture exhibitions in China, and the implementation of effective marketing campaigns, we have reaffirmed our leading position in the medium to high-end home furniture market in China.

We are pleased to note that not only have our business operations achieved significant recognition during the year under review, but our solid business model together with our strong financial position have also attracted global institutional investors including Value Partners Ltd. and Baring Asset Management (Asia) Limited to become our shareholders. The introduction of these reputable strategic investors further testifies to their confidence in our transparent management and promising business prospects.

Looking ahead, the robust economic growth in China, expected to reach 7-8% in 2004, coupled with major forthcoming events such as the 2008 Olympic Games in Beijing and the 2010 World Expo in Shanghai, will definitely present us with immense business opportunities in the years to come.

APPRECIATION

Despite the difficult market situation in 2003, we are able to achieve significant growth. Therefore, I would like to take this opportunity to express my sincere thanks to our business associates, distributors, customers and shareholders for their continued support to Chitaly. I would also like to thank our dedicated management team and our staff for their contributions over the years. With your valuable support, Chitaly is well positioned to grow and prosper well into the future.

Tse Kam Pang
Chairman
Hong Kong, 6 April 2004

MANAGEMENT DISCUSSION AND ANALYSIS

DIVIDENDS

The Board of Directors recommends a payment of a final dividend of HK12.0 cents per share for the year ended 31 December 2003. Together with the interim dividend of HK6.0 cents per share, the total dividend for the year ended 31 December 2003 is HK18.0 cents per share.

MANAGEMENT DISCUSSION AND ANALYSIS

Driven by the fast growing domestic furniture industry and rocketing consumer market in China, the Group again enjoyed record-breaking annual business results with turnover reaching HK$300.7 million, a surge of 45.3% from 2002. Operating profit also rose 73.4% to HK$89.0 million while net profit increased 73.5% to HK$77.2 million as compared to HK$44.5 million in 2002. The Group was also able to sustain healthy margins supported by brand ownership and stringent cost controls. In addition, the cost of wood as a raw material was also stable during the year. For the year ended 31 December 2003, we recorded a gross profit margin of 35.8% as compared to 35.3% in 2002. At the same time, net profit margin improved from 21.5% last year to 25.7% this year.

As the Group targets at the medium to high-end home furniture markets where we already have an established presence, we have, despite intense competition in the overall furniture industry in China, maintained our leading status in the apex of the home furniture industry under our high-return business model. The Group owns the brand and distributes our products through an extensive franchisee network.

During the year, the Group marketed four series of medium to high-end modern style home furniture -"Light Walnut", "Ebony", "Black Walnut" and "Glossy" - under the brand names "Royal" and "Knight". The Group was pleased to have received overwhelming responses from the market during the year. Among them, "Light Walnut" contributed the highest sales while "Glossy" was launched in October 2003. The Group's strong product design and development team normally develops two new product series each year. In recognition of its achievements in product design, the Group was ranked first in 2003 by "Modern Furniture", a leading furniture magazine in China, in a number of award categories, including product quality, service and management.

The Group's core competency is to focus on product design and manufacturing while outsourcing the distribution model through a franchise system. The Group maintained close business partnerships with our distributors and we have 600 specialty outlets in 29 provinces in China as at 31 December 2003. The franchisees nationwide conformed to the Group's required product and store layout while the Group was responsible for branding, marketing and advertising. To enhance brand image, the Group appointed celebrity Ms. Rosmund Kwan as the spokesperson for the Group. In November 2003, TV commercials featuring the celebrity were launched on main media channels such as CCTV and Phoenix Satellite. These marketing efforts helped the Group promote and extend our brand recognition to potential franchisees and end-users throughout China.

During the year, the Group's other revenues include the service fee generated from sourcing non-wooden furniture accessories for our franchisees and have become another key income stream for the Group, contributing HK$12.6 million this year. At times, the franchisees sourced lower-end quality non-wooden products to complement the Group's branded furniture. In order to maintain consistency with our overall image and style, the Group is now sourcing the majority of furniture accessories for our franchisees, and this has also broadened our revenue stream.

With regard to our production, the Group has established a new three-storey facility, a new storage and a distribution terminal adjacent to our existing site. Currently, the Group has a maximum monthly production capacity of 10,000 sets of furniture with a total production floor area of 70,000 sq.m. as well as 100,000 sq.m. factory site area in Guangzhou, China. In view of the potential growth in demands for our branded furniture products, the Group has also rented a factory in Dongguan during the year. A total capital expenditure of HK$30 million will be financed by internal resources. The new facility will increase the existing monthly production capacity by about 30% to 40%. These investments will sharpen the Group's competitive edge in terms of efficiency and flexibility to meet the escalating demands for quality home furniture in the market.

PROSPECTS

The thriving China economy backed by the country's entry into the WTO and our competitiveness as an international production hub will continue to boost consumer spending. The Group believes that as the rate of urbanization increases and living standards improve, the furniture market will become one of the fastest growing consumer goods categories in China. Thus, the Group is optimistic about the prospects of the domestic furniture market and expects to achieve promising growth in the next few years.

Building on the established reputation of the Group's brands, "Royal" and "Knight" Furniture, the Group is committed to further strengthening our product design capabilities. It is also crucial for the Group's long-term development to protect our intellectual property. To date, the Group has already obtained over 100 patents on our product designs. With strong support from the local government, the Group is confident that infringements will be curbed and that our intellectual property will be well protected. The Group recently launched two new furniture series, "Light Oak" and "Glossy", which are targeted at the younger and more mature generations respectively. The new product series have received positive market feedback from distributors and customers.

As the Group's specialty outlets are already widely distributed in major cities in China, the Group is positioned to actively pursue market diversification in the county cities. As these cities develop, our growth in these county cities will be strong with their relatively smaller economic structures and wide existence in China. The Group targets to reach a total of 1,000 specialty outlets by the end of 2005. To accelerate growth, the Group will continue to launch extensive marketing and promotional activities to potential distributors and consumers around the country.

With reference to our production facilities, we will continue to maintain an efficient and flexible operation. Production efficiency is expected to be improved as the Group enjoys economies of scale with larger production volume. The newly established storage and distribution terminal will also enhance logistics in support of the Group in meeting customer requirements.

As one of the leading home furniture brand names in China, the Group is creating value for our investors and business partners. Through the integration of market driven products, superior design capabilities, quality and efficient production, solid branding strategies and an extensive distribution network, the Group is paving the way for sustained growth in the future.

MANAGEMENT PROFILE

DIRECTORS

Executive Directors

Mr. TSE Kam Pang, aged 49, is the chairman of the Company. He founded the Group in 1997 and is responsible for the overall strategic planning and formulation of corporate policies of the Group. Prior to the founding of the Group, Mr. Tse previously held the position of the Deputy Managing Director in a public listed company in Hong Kong. Mr. Tse has over 14 years of experience in the international trade and China trade business. Mr. Tse is also a fellow member of the Hong Kong Society of Accountants.

Mr. LAM Toi, aged 41, is the deputy chairman and chief executive officer of the Company and co-founder of the Group. Mr. Lam is responsible for overall strategic planning, sales and distribution operations as well as business and product development of the Group. Before founding the Group, Mr. Lam has over 16 years of experience in China trade and furniture business. Mr. Lam is presently the vice-chairman of the Guangzhou Furniture Association, and executive director of the China Furniture Association, a committee member of International Furniture and Decoration (Hong Kong) Association, permanent president of Hong Kong Furniture and Decoration Trade Association Limited and a visiting professor of Furniture Design at (中南林學院建築工程學院). Mr. Lam is the elder brother of Miss Lam Ning, Joanna, an executive Director.

Ms LAM Ning, Joanna, aged 32, is an executive director of the Group. Ms Lam is responsible for the procurement and daily operation of the Group. Ms Lam has over 11 years of accounting and management experience. Ms Lam joined the Group in 1998 as Financial Manager, and was appointed as a director in a company within the Group in 1999. Ms Lam is the younger sister of Mr. Lam Toi.

Independent non-executive Directors

Mr. TSAO Kwang Yung, Peter, aged 70, the former Secretary for Home Affairs of the Government of Hong Kong. In 1977, Mr. Tsao appointed as the special envoy to Geneva and became the head of the Trade and Industry Department in 1981. In 1983, Mr. Tsao headed the Government Information Services and in 1988 he was appointed as the Secretary for Home Affairs from which post he retired in February 1992. He is currently the Chairman of Prima Consultants Limited and a director of a number of companies in Hong Kong.

Mr. MA Gary Ming Fai, aged 39, is the founder or early investor in a number of technology projects both in the PRC and Hong Kong, is a member of the Institute of Chartered Accountants of Ontario in Canada and has worked for several years with an international accounting firm. Mr. Ma received his bachelor of commerce degree from the University of Calgary, Canada in 1985. He is the Chairman of Xteam Software International Limited, a company listed on the Growth Enterprise Market on the Stock Exchange.

SENIOR MANAGEMENT

Mr. CHAN Wing Kit, aged 32, is the financial controller of the Group and company secretary of the Company. He is responsible for the Group's financial management and company secretarial matters. He holds a bachelor of commerce degree from Monash University. Prior to joining the Group in October 2001, he worked as an auditor with an international accounting firm and has over five years of experience in auditing, accounting and financial work. He is an associate member of the Hong Kong Society of Accountants and a certified practising accountant of CPA Australia.

Mr. ZENG Le Jin, aged 32, is the manager of the internal audit department of the Group. He joined the Group in May 1999. He is responsible for the internal audit and overall system assurance of the Group. He has nine years of experience in enterprise management. He holds a bachelor degree of metropolitan economy and management majoring in statistic from Guangdong Business College.

Mr. WU Yuan Cheng, aged 30, is the manager of the general administration department and joined the Group in 1999. He is responsible for general administration, personnel affair and backup services. He graduated from Southwest Agricultural University majoring in accounting and auditing. He has several years of experience in corporate administration.

The directors of Chitaly Holdings Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the subsidiaries are set out in note 16 to the financial statements. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2003 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 20 to 50.

An interim dividend of HK6.0 cents per ordinary share was paid on 20 August 2003 to the shareholders on the register of members on 15 August 2003. The directors recommend the payment of a final dividend of HK12.0 cents per ordinary share in respect of the year, to shareholders on the register of members on 30 April 2004.

USE OF PROCEEDS FROM THE COMPANY'S INITIAL PUBLIC OFFERING

Upon the listing of the Company's shares on the Stock Exchange of Hong Kong Limited ("HKSE") on 15 May 2002 and issue of shares on the same date, the proceeds, after netting of related expenses paid and payable, were approximately HK$32 million. As at 31 December 2003, HK$10 million, HK$12 million and HK$5 million were used for the construction of new factories, for purchase of machinery and equipment and for marketing and promotional activities, respectively. The remaining proceeds are deposited in financial institutions and licensed banks in Hong Kong.

SUMMARY FINANCIAL INFORMATION

The following is a summary of the consolidated/combined financial results and of consolidated/combined assets and liabilities of the Group for the last five financial years, prepared on the basis set out in the note below:

		Year ended 31 December			
	2003	2002	2001	2000	1999
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS					
Turnover	**300,719**	207,020	164,758	143,669	102,823
Profit before tax	**88,998**	51,252	37,615	31,326	27,918
Tax	**(11,754)**	(6,738)	(5,138)	(4,715)	(3,475)
Net profit from ordinary activities attributable to shareholders	**77,244**	44,514	32,477	26,611	24,443

SUMMARY FINANCIAL INFORMATION (Continued)

	2003 HK$'000	2002 HK$'000	2001 HK$'000	2000 HK$'000	1999 HK$'000
ASSETS AND LIABILITIES					
Non-current assets	**134,167**	75,662	45,319	42,642	20,180
Current assets	**142,422**	118,931	53,536	32,793	33,347
Current liabilities	**(105,352)**	(61,571)	(53,525)	(40,542)	(30,245)
Non-current liabilities	**(6,363)**	(6,363)	–	(3,440)	(3,440)
Net assets	**164,874**	126,659	45,330	31,453	19,842

Note: The summary of the combined results of the Group for the three years ended 31 December 2001 and the combined balance sheets of the Group as at 31 December 1999, 2000 and 2001 have been extracted from the Company's prospectus dated 2 May 2002. The results of the Group for the years ended 31 December 2002 and 2003 and its assets and liabilities as at those dates are those set out on pages 20 and 21 of the financial statements, respectively, and are presented on the basis set out in note 3 to the financial statements.

ESTABLISHMENT OF SUBSIDIARIES

During the year, Chitaly Furniture Limited ("Chitaly HK"), a subsidiary of the Company, established five wholly owned companies, Guangzhou Fufa Furniture Limited ("Fufa") in the PRC, Hong Kong Wong Chiu Furniture Holding Limited ("Wong Chiu"), King Apex International Limited ("King Apex"), Lead Concept Development Limited ("Lead Concept") and Smart Excel International Limited ("Smart Excel") in the British Virgin Islands (the "BVI"). Fufa is engaged in manufacturing and trading of furniture. Wong Chiu is engaged in trading of furniture. King Apex is engaged in provision of design services. Lead Concept is engaged in provision of customer services. Smart Excel is engaged in provision of quality control services.

FIXED ASSETS

Details of movements in the fixed assets of the Group for the year ended 31 December 2003 are set out in note 14 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in note 21 to the financial statements.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 22 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2003, the Company's share premium, contributed surplus and accumulated losses accounts available for cash distribution and/or distribution in specie amounted to HK$15,770,000. The distributable reserves include the Company's share premium and contributed surplus, in total of HK$48,162,000 at 31 December 2003,

which may be distributed provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the Cayman Islands, being the jurisdiction in which the Company was incorporated, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

During the year, the Company repurchased certain of its shares on the HKSE and these shares were subsequently cancelled by the Company. Further details of these transactions are set out in note 21 to the financial statements.

During the year, the Company repurchased its own shares through the HKSE as follows:

Month of purchase	Number of ordinary shares of HK$0.10 each	Price per share Highest	Lowest	Aggregate consideration paid
		HK$	*HK$*	*HK$'000*
October 2003	4,542,000	2.200	2.325	10,651
November 2003	152,000	2.300	2.300	357
December 2003	40,000	2.325	2.325	94
	4,734,000			11,102

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the par value thereof.

Except as disclosed above, neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

CHARITABLE CONTRIBUTIONS

During the year, the Group did not make any charitable contributions (2002: Nil).

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for approximately 20% of the Group's turnover for the year and sales to the Group's largest customer included therein amounted to 5%. Purchases from the Group's five largest suppliers accounted for approximately 53% of the total purchases for the year and purchases from the Group's largest supplier included therein amounted to 19%.

None of the directors of the company or any of their associates or any shareholders (which, to the best knowledge of the directors, owns more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and/or suppliers.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Tse Kam Pang, chairman

Lam Toi

Lam Ning, Joanna

Independent non-executive directors:

Tsao Kwang Yung, Peter

Ma Gary Ming Fai

In accordance with article 87 of the Company's articles of association, one-third of the directors will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The directors of the Company, including the independent non-executive directors, but excluding the chairman of the board of directors of the Company, are subject to retirement by rotation and re-election in accordance with the provisions of the Company's articles of association.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 8 to 9 of this annual report.

DIRECTORS' SERVICE CONTRACTS

Each of the executive and independent non-executive directors has entered into a service agreement with the Company for an initial term of two years commencing from 1 May 2002, which will continue thereafter until terminated by not less than two months' notice in writing served by either party to the other.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a significant beneficial interest, either directly or indirectly, in any contracts of significance to the business of the Group to which the Company, or any of its subsidiaries was a party during or at the end of the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES

The shares of the Company were listed on the Stock Exchange on 15 May 2002. As at 31 December 2003, the interests and short positions of the directors or their associates in the shares of the Company or underlying shares and debentures of the directors, the chief executive or their associates in the share capital of the Company or its associated corporations (within the meaning of Part XV of Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Long positions in ordinary shares of the Company:

		Number of shares held, capacity and nature of interest					
Name of director	Notes	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total	Percentage of the Company's issued share capital
Tse Kam Pang	(a)	2,300,000	–	71,450,000	–	73,750,000	31.71%
Lam Toi	(b)	2,300,000	–	71,450,000	–	73,750,000	31.71%
Lam Ning, Joanna		1,900,000	–	–	–	1,900,000	0.82%
		6,500,000	–	142,900,000	–	149,400,000	64.24%

The interests of the directors in the share options of the Company are separately disclosed in note 21 to the financial statements.

Notes:

(a) The 71,450,000 shares of the Company are held by Crisana International Inc. ("Crisana"), a company incorporated in the British Virgin Islands. As at 31 December 2003, Mr. Tse Kam Pang held 100% of the issued share capital of Crisana.

(b) The 71,450,000 shares of the Company are held by Silver Wave Holdings Limited ("Silver Wave"), a company incorporated in the British Virgin Islands. As at 31 December 2003, Mr. Lam Toi held 100% of the issued share capital of Silver Wave.

Save as disclosed above, none of the directors had registered an interest or short position in the shares, underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Apart from as disclosed under the heading "Share option scheme" below, at no time during the year were rights to acquire benefits by means of the acquisition of shares in the Company granted to any director, or their respective spouse or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultants of any company in the Group to acquire options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares in respect of which options may be granted under the Scheme and under any other share option scheme of the Company pursuant to which options may from time to time be granted to directors, consultants and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding, for this purpose, shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under this scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors, provided that the shares to be issued upon exercise of all outstanding options do not exceed 30% of the relevant class of securities in issue from time to time.

No option may be granted to any one person such that the total number of shares issued and to be issued upon the exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than 10 years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate vesting of fixed-term options in the event that certain performance targets are met.

The subscription price for the Company's shares under the Scheme will be a price determined by the board of directors and notified to each grantee. The subscription price will be the highest of: (i) the nominal value of a share; and (ii) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, which must be a trading day; and (iii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of grant. An option shall be deemed to have been granted and accepted by an eligible participant (as defined in the Scheme) and to have taken effect when the acceptance form as described in the share option scheme is completed, signed and returned by the grantee with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant.

As at 31 December 2003, the number of shares issuable under share options granted under the Scheme was 11,100,000, which represented 5% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options may be granted to each eligible participant in the Scheme within any 12-month period up to the date of latest grant, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to the shareholders' approval in a general meeting.

SHARE OPTION SCHEME (Continued)

The following share options granted under the Scheme during the year for a consideration of HK$1.00 per grant are set out below:

Name or category of participant	Type of share option scheme	Number of share options: At the beginning of the year	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	At the end of the year	Date of grant of share options*	Exercise period	Exercise price per share** HK$	Price of the Company's shares ***: At date of grant of options HK$	At date of exercise of options HK$
Director												
Tse Kam Pang	The Scheme	2,300,000	-	(2,300,000)	-	-	-	17/9/2002	1/1/2003 to 31/12/2005	0.73	0.72	1.42
	The Scheme	-	2,300,000	-	-	-	2,300,000	18/9/2003	1/11/2003 to 31/10/2006	2.18	2.18	-
		2,300,000	2,300,000	(2,300,000)	-	-	2,300,000					
Lam Toi	The Scheme	2,300,000	-	(2,300,000)	-	-	-	17/9/2002	1/1/2003 to 31/12/2005	0.73	0.72	1.42
	The Scheme	-	2,300,000	-	-	-	2,300,000	18/9/2003	1/11/2003 to 31/10/2006	2.18	2.18	-
		2,300,000	2,300,000	(2,300,000)	-	-	2,300,000					
Lam Ning, Joanna	The Scheme	2,300,000	-	(2,300,000)	-	-	-	17/9/2002	1/1/2003 to 31/12/2005	0.73	0.72	0.86
Others												
Members of senior management and other employees of the Group	The Scheme	400,000	-	(400,000)	-	-	-	17/9/2002	1/1/2003 to 31/12/2005	0.73	0.72	0.86
	The Scheme	-	6,500,000	-	-	-	6,500,000	2/5/2003	1/6/2003 to 31/5/2006	1.17	1.17	-
		400,000	6,500,000	(400,000)	-	-	6,500,000					
In aggregate	The Scheme	7,300,000	-	(7,300,000)	-	-	-					
	The Scheme	-	11,100,000	-	-	-	11,100,000					
		7,300,000	11,100,000	(7,300,000)	-	-	11,100,000					

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed as at the date of the grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the Company's shares disclosed as at the date of the exercise of the share options is the weighted average of the Stock Exchange closing prices over all of the exercises of options within the disclosure line.

SHARE OPTION SCHEME (Continued)

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

The directors do not consider it appropriate to disclose a theoretical value of the share options granted during the year to the directors and members of senior management and other employees of the Group, because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

At 31 December 2003, the following interests of 5% or more of the issued share capital and share options of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name	Number of shares held	Percentage of the Company's share Capital
Crisana	71,450,000	30.72%
Silver Wave	71,450,000	30.72%

Save as disclosed above, no person or corporation, other than directors and chief executive of the Company, whose interests are set out in the section "Directors and chief executive's interests and short positions in the shares and underlying shares and debentures" above, had registered an interest of short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code"), as set out in Appendix 14 of the Listing Rules of the HKSE throughout the accounting period covered by the annual report, except that the independent non-executive directors of the Company are not appointed for a specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's articles of associations.

AUDIT COMMITTEE

The Company established an Audit Committee (the "Committee") on 1 May 2002 with written terms of reference in compliance with the Code, as set out in Appendix 14 of the Listing Rules. The primary duties of the Committee are to review and supervise the financial reporting process and internal control systems of the Group. The Committee comprises two independent non-executive directors. The Group's financial statements for the year ended 31 December 2003 have been reviewed by Committee, who are of the opinion that such statements comply with applicable accounting standards, the Listing Rules and legal requirements and that adequate disclosures have been made therein.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2003, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company as far as the board of directors was aware of.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Tse Kam Pang
Chairman and Executive Director

Hong Kong
6 April 2004

ERNST & YOUNG
安永會計師事務所

To the members
Chitaly Holdings Limited
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 20 to 50 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong
6 April 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
TURNOVER	5	**300,719**	207,020
Cost of sales		**(193,110)**	(133,847)
Gross profit		**107,609**	73,173
Other revenue	5	**20,527**	5,936
Selling and distribution costs		**(14,560)**	(6,818)
Administrative expenses		**(24,024)**	(20,529)
Other operating expenses		**(554)**	(428)
PROFIT FROM OPERATING ACTIVITIES	6	**88,998**	51,334
Finance costs	9	**–**	(82)
PROFIT BEFORE TAX		**88,998**	51,252
Tax	10	**(11,754)**	(6,738)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	**77,244**	44,514
DIVIDENDS	12		
Special		**–**	10,000
Interim		**14,238**	5,750
Proposed final		**27,908**	18,616
		42,146	34,366
EARNINGS PER SHARE			
Basic	13	**32.95 cents**	20.69 cents
Diluted	13	**32.14 cents**	N/A

CONSOLIDATED BALANCE SHEET

31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Fixed assets	14	**126,593**	75,662
Intangible assets	15	**7,574**	–
		134,167	75,662
CURRENT ASSETS			
Inventories	17	**40,749**	23,431
Accounts receivable	18	**4,924**	5,164
Prepayments, deposits and other receivables		**19,357**	2,498
Cash and bank balances		**77,392**	87,838
		142,422	118,931
CURRENT LIABILITIES			
Accounts payable	19	**29,229**	21,684
Other payables and accruals		**42,924**	18,442
Tax payable		**33,199**	21,445
		105,352	61,571
NET CURRENT ASSETS		**37,070**	57,360
TOTAL ASSETS LESS CURRENT LIABILITIES		**171,237**	133,022
NON-CURRENT LIABILITIES			
Deferred tax liabilities	20	**6,363**	6,363
		164,874	126,659
CAPITAL AND RESERVES			
Issued capital	21	**23,257**	23,000
Reserves	22	**113,709**	85,043
Proposed final dividend	12	**27,908**	18,616
		164,874	126,659

TSE KAM PANG
Director

LAM TOI
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2003

	Note	2003 HK$'000	2002 HK$'000
TOTAL EQUITY			
Balance at beginning of year			
As previously reported		**133,022**	45,330
Prior year adjustment			
SSAP12 – restatement of deferred tax		**(6,363)**	–
As restated		**126,659**	45,330
Exchange differences on translation of the financial statements of foreign entities	22	**(402)**	367
Surplus on revaluation of land and buildings	22	**–**	26,513
Deferred tax surplus on revaluation of land and buildings	20, 22	**–**	(6,363)
Net gains and losses not recognised in the consolidated profit and loss account		**(402)**	20,517
Net profit from ordinary activities attributable to shareholders		**77,244**	44,514
Exercise of share options	21, 22	**5,329**	–
Repurchase of shares	21, 22	**(11,102)**	–
Dividends paid on ordinary shares	22	**(32,854)**	(5,750)
Special dividend	22	**–**	(10,000)
Issue of shares, including share premium		**–**	40,450
Share issue expenses		**–**	(8,402)
Balance at end of year		**164,874**	126,659

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**88,998**	51,252
Adjustments for:			
Depreciation of owned assets		**5,899**	5,286
Amortisation of intangible assets		**424**	–
Loss on disposal of fixed assets		**70**	19
Foreign exchange (gains)/losses, net		**(402)**	367
Interest income		**(2,114)**	(629)
Interest expense		**–**	82
Gain on disposal of short term investments		**(4,071)**	–
Dividend income from short term investments		**(770)**	–
Operating profit before working capital changes		**88,034**	56,377
Increase in inventories		**(17,318)**	(42)
Decrease in accounts receivable		**240**	779
Decrease/(increase) in prepayments, deposits and other receivables		**(16,859)**	3,046
Decrease in amounts due from directors		**–**	6,894
Increase in accounts payable		**7,545**	2,087
Increase in other payables and accruals		**23,518**	2,959
Cash generated from operations		**85,160**	72,100
Interest paid		**–**	(82)
Net cash inflow from operating activities		**85,160**	72,018
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets		**(56,671)**	(9,284)
Purchases of intangible assets		**(7,343)**	–
Proceeds from disposal of fixed assets		**80**	149
Net proceeds from disposal of short term investments		**4,071**	–
Dividend income from short term investments		**770**	–
Interest received		**2,114**	629
Net cash outflow from investing activities		**(56,979)**	(8,506)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of share capital		**–**	40,450
Share issue expenses paid		**–**	(8,402)
Repurchase of shares	21, 22	**(11,102)**	–
Exercise of share options	21, 22	**5,329**	–
Dividends paid		**(32,854)**	(15,750)
Repayment of bank loans		**–**	(3,738)
Net cash inflow/(outflow) from financing activities		**(38,627)**	12,560
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(10,446)**	76,072
Cash and cash equivalents at beginning of year	23	**87,838**	11,766
Cash and cash equivalents at end of year	23	**77,392**	87,838

BALANCE SHEET

31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Interests in subsidiaries	16	**68,189**	75,306
CURRENT ASSETS			
Prepayments, deposits and other receivables		–	4
Cash and bank balances		**77**	552
		77	556
CURRENT LIABILITIES			
Other payables and accruals		**1,331**	205
NET CURRENT (LIABILITIES)/ASSETS		**(1,254)**	351
		66,935	75,657
CAPITAL AND RESERVES			
Issued capital	21	**23,257**	23,000
Reserves	22	**15,770**	34,041
Proposed final dividend	12	**27,908**	18,616
		66,935	75,657

TSE KAM PANG
Director

LAM TOI
Director

1. Corporate Information

The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, Cayman Islands.

The principal activity of the Company is investment holding. Details of the principal activities of the Company's subsidiaries are set out in note 16 to the financial statements. There were no significant changes in the nature of the subsidiaries' principal activities during the year.

2. Impact of New and Revised Statements of Standard Accounting Practice ("SSAPs")

The revised SSAP 12 "Income taxes" is effective for the first time for the current year's financial statements. The SSAP prescribes new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting this SSAP, which has had a significant effect on the financial statements are described as follows:

The SSAP prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carry forward of unused tax losses (deferred tax).

A deferred tax liability has been recognised on the revaluation of the Group's leasehold land and buildings. The related note disclosures are now more extensive than previously required. These disclosures are presented in note 20 to the financial statements and include a reconciliation between the accounting profit and the tax expense for the year.

3. Summary of Significant Accounting Policies

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of leasehold land and buildings, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2003. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

3. Summary of Significant Accounting Policies (Continued)

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for the revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Fixed assets and depreciation

Fixed assets, other than construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

3. Summary of Significant Accounting Policies (Continued)

Fixed assets and depreciation (Continued)

Changes in the values of fixed assets, are dealt with as movements in the fixed asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to retained earnings as a movement in reserves.

Depreciation is calculated on the straight-line method to write off the cost of each asset over the following estimated useful lives:

Leasehold land	Over the lease terms
Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

All of the Group's fixed assets were stated at cost less accumulated depreciation prior to the listing of the Company's shares on the Stock Exchange. The financial effect and any impairment losses arising from the remeasurement of certain of the Group's fixed assets on a valuation basis as a result of the listing, amounted to a surplus on revaluation in the amount of HK$26,513,000 which was recognised in the fixed asset revaluation reserve.

Construction in progress represents buildings under construction and machinery under installation, which is stated at cost less any impairment losses, which includes the cost of construction and other direct costs attributable to the construction of buildings, plant and machinery and other fixed assets. No provision for depreciation is made for construction in progress until such time as the assets are completed and put into use.

Intangible assets

Licence rights of trademarks

Purchased licence rights of trademarks are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 10 years.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

3. Summary of Significant Accounting Policies (Continued)

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Short term investments

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads and/or, where appropriate, subcontracting charges. Net realisable value is based on estimated selling prices less any further costs expected to be incurred to completion and disposal.

Accounts receivable

Accounts receivables, which generally have terms of 30 to 90 days, are recognised and carried at original invoice amount less provision for doubtful debts when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in values, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group, and when the revenue can be measured reliably, on the following bases:

- from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

- interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

- from the rendering of services, when services are rendered; and

- other investment income, when the right to receive payment has been established.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

3. Summary of Significant Accounting Policies (Continued)

Income tax (Continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign currencies

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated into Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries are translated into Hong Kong dollars at the weighted average exchange rates for the year. The balance sheets of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

3. Summary of Significant Accounting Policies (Continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use.

Pension scheme and costs

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees' basic salaries, limited to a maximum of HK$1,000 per month, and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF. The assets of the MPF are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF.

According to the relevant PRC regulations, Wanlibao (Guangzhou) Furniture Limited ("Wanlibao"), which commenced from 1 July 2000, and Guangzhou Fufa Furniture Limited ("Fufa"), which commenced from 22 April 2003, are required to participate in the employee retirement benefits scheme operated by the relevant local government bureau in the PRC and to make contributions for its eligible employees. The contributions to be borne by Wanlibao and Fufa are calculated at 11% on the annual average salaries in Guangzhou announced by the Guangzhou Social Labour Insurance Administration Bureau.

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled or which lapse prior to their exercise date are deleted from the register of outstanding options and have no impact on the profit and loss account or balance sheet.

4. Segment Information

Segment information is required by SSAP 26 "Segment reporting" to be presented by way of two segment formats: (i) on a primary segment reporting basis, which for the Group is determined to be by business segment; and (ii) on a secondary segment reporting basis, which for the Group is determined to be by geographical segment.

Sale of home furniture is the only major business segment of the Group. Accordingly no further business segment information is provided.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

	2003	2002
Segment revenue	**HK$'000**	HK$'000
Sales to the PRC	**296,415**	204,465
Sales to elsewhere in Asia	**3,995**	2,373
Sales to Australia	**200**	–
Sales to North America	**109**	182
	300,719	207,020

	Segment assets		**Capital expenditure**	
	2003	2002	**2003**	2002
Other segment information	**HK$'000**	HK$'000	**HK$'000**	HK$'000
The PRC	**178,276**	125,425	**64,837**	9,257
Hong Kong	**98,313**	69,168	**141**	27
	276,589	194,593	**64,978**	9,284

5. Turnover and Revenue

Turnover represents the net invoiced value of goods sold during the year, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and revenue is as follows:

	2003	2002
	HK$'000	HK$'000
Turnover	**300,719**	207,020
Bank interest income	**2,114**	629
Service income	**12,600**	4,700
Gain on disposal of short term investments	**4,071**	–
Dividend income from short term investments	**770**	–
Others	**972**	607
Other revenue	**20,527**	5,936
Revenue	**321,246**	212,956

6. Profit from Operating Activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	2003	2002
	HK$'000	HK$'000
Cost of goods sold	**193,110**	133,847
Provision for doubtful debts	**317**	563
Depreciation of owned assets	**5,899**	5,286
Amortisation of licence rights of trademarks	**424**	–
Loss on disposal of fixed assets	**70**	19
Research and development cost	**1,044**	1,046
Operating lease rentals on buildings	**1,590**	134
Auditors' remuneration	**1,100**	1,000
Staff costs (excluding directors' remuneration (note 7))		
Wages and salaries	**28,619**	14,281
Pension contributions	**535**	365
Less: Forfeited contributions	**–**	–
Net pension contributions	**535**	365
	29,154	14,646
Exchange (gains)/losses, net	**(402)**	367
Interest income	**(2,114)**	(629)
Service income	**(12,600)**	(4,700)
Gain on disposal of short term investments	**(4,071)**	–
Dividend income from short term investments	**(770)**	–

The Group's profit from operating activities mainly represents sales of home furniture in the PRC.

7. Directors' Remuneration

The remuneration of the directors of the Company for the year disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is analysed as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Fees:		
Executive directors	**720**	480
Independent non-executive directors	**480**	320
	1,200	800
Other emoluments of executive directors:		
Basic salaries, other allowances and benefits in kind	**5,196**	6,496
Pension scheme contributions	**–**	–
Other emoluments of independent non-executive directors:		
Basic salaries, other allowances and benefits in kind	**–**	–
Pension scheme contributions	**–**	–
	5,196	6,496
	6,396	7,296

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
	2003	2002
Nil – HK$500,000	**2**	2
HK$500,001 – HK$1,000,000	**1**	1
HK$2,500,001 – HK$3,000,000	**2**	2
	5	5

During the year, discretionary bonuses paid or receivable by the executive directors amounted to HK$452,000 (2002: HK$392,000). No directors waived or agreed to waive any remuneration during the year (2002: Nil). In addition, no emoluments were paid by the Group to the directors as an inducement to join, or upon joining the Group, or as a compensation for loss of office (2002: Nil).

During the year, 4,600,000 share options were granted to the directors in respect of their services to the Group, further details of which are set out under the heading "Share option scheme" in the Report of the Directors on pages 15 to 17. No value in respect of the share options granted during the year has been charged to profit and loss account, or is otherwise included in the above directors' remuneration disclosures.

8. Five Highest Paid Individuals

The five highest paid individuals during the year included three (2002: three) executive directors, the details of whose remuneration are set out in note 7 above. The details of the remuneration of the remaining two (2002: two) highest paid, non-director individuals, which both fell within the nil - HK$1,000,000 band, are as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Basic salaries, other allowances and benefits in kind	**559**	544
Pension scheme contributions	**20**	13
	579	557

During the year, the discretionary bonuses paid to or receivable by the five highest paid individuals amounted to HK$495,000 (2002: HK$415,000). No emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office (2002: Nil).

During the year, 1,900,000 share options were granted to one of the two non-directors, highest paid employees in respect of his service to the Group, further details of which are set out under the heading "Share option scheme" in the Report of the Directors on pages 15 to 17. No value in respect of the share options granted during the year has been charged to the profit and loss account, or is otherwise included in the above highest paid employees' remuneration disclosures.

9. Finance Costs

	Group	
	2003	2002
	HK$'000	HK$'000
Interest on bank loans wholly repayable within one year	**–**	82

10. Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16.0%) on the estimated assessable profits arising in Hong Kong during the year. The increased Hong Kong profits tax rate became effective from the year of assessment 2003/2004, and so is applicable to the assessable profits arising in Hong Kong for the whole of the year ended 31 December 2003. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2003	2002
	HK$'000	HK$'000
Group:		
Hong Kong	**41**	–
Macao	**7,658**	3,470
PRC	**4,055**	3,268
Tax charge for the year	**11,754**	6,738

Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year of Hong Kong Wong Chiu Furniture Holding Limited ("Wong Chiu") which is engaged in the trading of furniture.

According to the Income Tax Law of the PRC, Wanlibao and Fufa, wholly-owned subsidiaries of the Company established in Guangzhou, the PRC, are subject to a preferential corporate income tax rate of 24%, and are exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, are eligible for 50% relief from PRC corporate income tax for the following three years. As Fufa has suffered a loss since its establishment on 22 April 2003, corporate income tax has not been provided for during the year. Also, as the current year was the first statutory profitable year of Wanlibao, no corporate income tax has been provided for during the year.

King Apex International Limited ("King Apex"), Lead Concept Development Limited ("Lead Concept") and Smart Excel International Limited ("Smart Excel") are engaged respectively in the provision of quality control, design and customer services. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

10. Tax (Continued)

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Profit before tax	**88,998**	51,252
Calculated at a tax rate of 24.0% (2002: 24.0%)	**21,360**	12,300
Lower income tax rates for Hong Kong at 17.5% (2002: 16.0%)	**(93)**	144
Lower income tax rates for PRC at 10.5% (2002: 10.5%)	**(5,226)**	(4,223)
Lower income tax rates for Macao at 15.75% (2002: 15.75%)	**(3,868)**	(1,839)
Income not subject to tax	**(1,254)**	(125)
Expenses not deductible for tax	**823**	320
Impact of tax holiday of Wanlibao	**(811)**	–
Tax loss not recognised	**325**	180
Others	**498**	(19)
At effective income tax rate of 13.2% (2002: 13.1%)	**11,754**	6,738

A deferred tax liability has been recognised on the revaluation of the Group's leasehold land and buildings.

11. Net Profit from Ordinary Activities Attributable to Shareholders

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company for the year ended 31 December 2003 was approximately HK$29,905,000 (2002: HK$14,230,000) (note 22).

12. Dividends

	Group	
	2003	2002
	HK$'000	HK$'000
Special dividend	**–**	10,000
Interim dividend – HK6.0 cents (2002: HK2.5 cents) per ordinary share	**14,238**	5,750
Proposed final dividend – HK12.0 cents (2002: HK8.0 cents) per ordinary share	**27,908**	18,616
	42,146	34,366

13. Earnings Per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$77,244,000 (2002: HK$44,514,000) and the weighted average of 234,458,000 (2002: 215,113,000) ordinary shares.

The weighted average number of ordinary shares of the Company used to calculate the basic earnings per share for the year ended 31 December 2003 included 230,000,000 ordinary shares brought forward at the beginning of that year, 7,300,000 ordinary shares issued and 4,734,000 shares repurchased and cancelled in 2003.

The calculation of diluted earnings per share is based on the net profit attributable to shareholders for the year of HK$77,244,000 (2002: HK$44,514,000). The weighted average number of ordinary shares used in the calculation is the 234,458,000 (2002: 215,113,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 5,858,904 (2002: Nil) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the year.

14. Fixed Assets

Group

	Leasehold land and buildings (at valuation) HK$'000	Leasehold land and buildings (at cost) HK$'000	Plant and machinery (at cost) HK$'000	Furniture, fixtures and office equipment (at cost) HK$'000	Motor vehicles (at cost) HK$'000	Construction in progress (at cost) HK$'000	Total (at cost or valuation) HK$'000
Cost or valuation:							
At beginning of year	56,300	–	26,910	2,223	1,623	28	87,084
Additions	–	30,458	13,553	1,002	2,815	9,152	56,980
Disposals	–	–	–	(1)	(264)	–	(265)
Transfers	–	28	–	–	–	(28)	–
At 31 December 2003	56,300	30,486	40,463	3,224	4,174	9,152	143,799
Accumulated depreciation:							
At beginning of year	4,229	–	5,400	1,129	664	–	11,422
Provided during the year	1,660	93	3,132	487	527	–	5,899
Disposals	–	–	–	(1)	(114)	–	(115)
At 31 December 2003	5,889	93	8,532	1,615	1,077	–	17,206
Net book value:							
At 31 December 2003	50,411	30,393	31,931	1,609	3,097	9,152	126,593
At 31 December 2002	52,071	–	21,510	1,094	959	28	75,662

The leasehold land and buildings of the Group are located in the PRC, and have a net book value of HK$80,804,000 as at 31 December 2003. The leasehold land is held under the long term lease.

Certain of the Group's leasehold land and buildings were revalued at 31 December 2003, by Castores Magi Surveyors Limited ("CMSL"), independent professionally qualified valuers. The leasehold land and buildings were revalued at open market value, based on their existing use.

Had these leasehold land and buildings been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately HK$23,812,000.

15. Intangible Assets

Group

	Licence rights of trademarks HK$'000
Cost:	
Additions and as at 31 December 2003	7,998
Accumulated amortisation:	
Amortisation provided during the year and as at 31 December 2003	424
Net book value:	
At 31 December 2003	7,574
At 31 December 2002	–

16. Interests in Subsidiaries

	Company 2003 HK$'000	2002 HK$'000
Unlisted shares, at cost	**45,344**	45,344
Due from subsidiaries	**22,845**	29,962
	68,189	75,306

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

16. Interests in Subsidiaries (Continued)

Particulars of the subsidiaries directly or indirectly held by the Company as at 31 December 2003 were as follows:

Name	Place of incorporation/ registration	Place of operation	Nominal value of issued and fully paid-up share/registered capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Chitaly (BVI) Limited ("Chitaly BVI")	British Virgin Islands ("BVI")	Hong Kong	Ordinary US$2	100	–	Investment holding
Hong Kong Royal Furniture Holding Limited	Hong Kong	Hong Kong	Ordinary HK$10,000	–	100	Investment holding
Chitaly Furniture Limited	Hong Kong	Hong Kong	Ordinary HK$10,000	–	100	Investment holding and trading of furniture
Wanlibao (Guangzhou) Furniture Limited ("Wanlibao")	People's Republic of China ("PRC") (Note 1)	PRC	Paid-up registered US$5,700,000	–	100	Manufacturing and trading of furniture
Guangzhou Fufa Furniture Limited ("Fufa")*	PRC (Note 2)	PRC	Paid-up registered US$20,000,000	–	100	Manufacturing and trading of furniture
Hong Kong Wong Chiu Furniture Holding Limited ("Wong Chiu")*	BVI	Hong Kong	Ordinary US$1	–	100	Trading of furniture
King Apex International Limited ("King Apex")*	BVI	Hong Kong	Ordinary US$1	–	100	Provision of design services
Lead Concept Development Limited ("Lead Concept")*	BVI	Hong Kong	Ordinary US$1	–	100	Provision of customer services
Smart Excel International Limited ("Smart Excel")*	BVI	Hong Kong	Ordinary US$1	–	100	Provision of quality control services
Umbrella Group Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant

16. Interests in Subsidiaries (Continued)

Name	Place of incorporation/ registration	Place of operation	Nominal value of issued and fully paid-up share/registered capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Coralview Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Ridgecrest Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Moffat Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant
Knollwood Limited	BVI	Hong Kong	Ordinary US$1	–	100	Dormant

* Established during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Notes:

1. Wanlibao is a wholly foreign-owned enterprise established pursuant to its articles of association dated 15 June 1999. The tenure of the articles of association, and hence the terms of operations of Wanlibao, is 30 years from 9 July 1999.

2. Fufa is a wholly foreign-owned enterprise established pursuant to its articles of association dated 13 March 2003. The tenure of the articles of association, and hence the terms of operations of Fufa, is 20 years from 22 April 2003.

17. Inventories

	Group 2003 HK$'000	2002 HK$'000
Raw materials	**8,829**	4,207
Work-in-progress	**9,901**	6,570
Finished goods	**22,019**	12,654
	40,749	23,431

As at the balance sheet date, no inventories were stated at net realisable value (2002: Nil).

18. Accounts Receivable

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is generally for a period of 30 to 90 days. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management.

An aged analysis of accounts receivable as at the balance sheet date, based on invoiced date, and net of provisions, is as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Within 30 days	**2,960**	4,308
31 days – 90 days	**1,852**	824
91 days – 180 days	**112**	32
	4,924	5,164

19. Accounts Payable

An aged analysis of accounts payable is as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Outstanding balance aged:		
Within 30 days	**19,291**	15,388
31 days – 90 days	**9,827**	6,244
91 days – 180 days	**73**	2
181 days – 360 days	**–**	–
Over 1 year	**38**	50
Total accounts payable	**29,229**	21,684

20. DEFERRED TAX

The movement in deferred tax liabilities during the year is as follows:

Deferred tax liabilities

Group	**2003 Revaluation of leasehold land and buildings HK$'000**
At 1 January 2003	
As previously reported	–
Prior year adjustment:	
SSAP 12 - restatement of deferred tax	**6,363**
As restated	**6,363**
Gross deferred tax liabilities	
At 31 December 2003	**6,363**

Group	2002 Revaluation of leasehold land and buildings HK$'000
At 1 January 2002	
As previously reported	–
Prior year adjustment:	
SSAP 12 – restatement of deferred tax	–
As restated	–
Deferred tax debited to equity during the year	6,363
At 31 December 2002	6,363

At 31 December 2003 there is no significant unrecognised deferred tax liability (2002: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

SSAP 12 (revised) was adopted during the year, as further explained in note 3 to the financial statements. This change in accounting policy has resulted in an increase in the Group's deferred tax liability as at 31 December 2003 and 2002 by HK$6,363,000. As a consequence, the revaluation reserve for the years ended 31 December 2003 and 2002 have been decreased by HK$6,363,000, as detailed in the consolidated statement of changes in equity.

21. Issued Capital

Shares

	2003 HK$'000	2002 HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
232,566,000 ordinary shares of HK$0.10 each (2002: 230,000,000 ordinary shares of HK$0.10 each)	**23,257**	23,000

During the year, the movements in share capital were as follows:

(a) 7,300,000 shares of HK$0.1 each were issued for cash at a subscription price of HK$0.73 per share pursuant to the exercise of the Company's share options for a total cash consideration, before expenses, of HK$5,329,000;

(b) 4,734,000 shares of HK$0.1 each were repurchased for cash at an average subscription price of HK$2.30 per share for a total cash consideration, before expenses, of HK$10,909,700. All repurchased shares were subsequently cancelled at the nominal value of the shares amounted to HK$473,400, and the excess of the repurchase price per share over the nominal value of the shares is recorded by the Company in the share premium account amounted to HK$10,436,300.

Share options

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultant of any company in the Group to take up options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares in respect of which options may be granted under the Scheme, and under any other share option scheme of the Company, pursuant to which options may from time to time be granted to directors, consultants, and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding for this purpose shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under the Scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors provided that the shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of securities in issue from time to time.

21. Issued Capital (Continued)

No option may be granted to any one person such that the total number of shares issued and to be issued upon exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time.

An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than ten years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate vesting of fixed-term options in the event that certain performance targets are met.

The movements in the number of share options to subscribe for shares in the Company during the year were as follows:

Share option scheme	Number of share options outstanding at 1 January 2003	Number of share options granted during the year	Number of share options exercised during the year	Number of share options outstanding at 31 2003	Exercise price per share HK$	Exercisable period
The Scheme	2,700,000	–	(2,700,000)	–	0.73	1/1/2003 to 31/12/2005
The Scheme	4,600,000	–	(4,600,000)	–	0.73	1/1/2003 to 31/12/2005
The Scheme	–	6,500,000	–	6,500,000	1.17	1/6/2003 to 31/5/2006
The Scheme	–	4,600,000	–	4,600,000	2.18	1/11/2003 to 31/10/2006
	7,300,000	11,100,000	(7,300,000)	11,100,000		

The 7,300,000 share options exercised during the year resulted in the issue of 7,300,000 ordinary shares of the Company and new share capital of HK$730,000 and share premium of HK$4,599,000 (before issue expenses), as detailed in note 22 to the financial statements.

At the balance sheet date, the Company had 11,100,000 share options outstanding. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 11,100,000 additional ordinary shares of HK$0.10 each in the Company and proceeds, before relevant share issue expenses, of approximately HK$17,633,000.

22. Reserves

Group

	Share premium account (Note (a)) HK$'000	Exchange fluctuation reserve HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2002	–	–	–	45,330	45,330
Capitalisation of share premium for issue of shares (see note 21)	(18,775)	–	–	–	(18,775)
Issue of shares through initial public offer	36,225	–	–	–	36,225
Share issue expenses	(8,402)	–	–	–	(8,402)
Surplus on revaluation	–	–	26,513	–	26,513
Prior year adjustment: SSAP 12 – restatement of deferred tax	–	–	(6,363)	–	(6,363)
Translation exchange differences arising on consolidation of a subsidiary	–	367	–	–	367
Net profit for the year	–	–	–	44,514	44,514
Special dividend	–	–	–	(10,000)	(10,000)
Interim dividend	–	–	–	(5,750)	(5,750)
Proposed final dividend	–	–	–	(18,616)	(18,616)
At 1 January 2003	9,048	367	20,150	55,478	85,043
Exercise of share options	4,599	–	–	–	4,599
Repurchase of shares, including expenses	(10,629)	–	–	–	(10,629)
Translation exchange differences arising on consolidation of subsidiaries	–	(402)	–	–	(402)
Net profit for the year	–	–	–	77,244	77,244
Interim dividend	–	–	–	(14,238)	(14,238)
Proposed final dividend	–	–	–	(27,908)	(27,908)
At 31 December 2003	3,018	(35)	20,150	90,576	113,709

22. Reserves (Continued)

Company

	Share premium account (Note (a)) HK$'000	Contributed surplus (Note (b)) HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2002	–	–	(15)	(15)
Capitalisation of share premium for issue of shares (see note 21)	(18,775)	–	–	(18,775)
Issue of shares through initial public offer	36,225	–	–	36,225
Share issue expenses	(8,402)	–	–	(8,402)
Arising on acquisition of Chitaly BVI and its subsidiaries (see note 21)	–	45,144	–	45,144
Net profit for the year	–	–	14,230	14,230
Special dividend	–	–	(10,000)	(10,000)
Interim dividend	–	–	(5,750)	(5,750)
Proposed final dividend	–	–	(18,616)	(18,616)
At 1 January 2003	9,048	45,144	(20,151)	34,041
Exercise of share options	4,599	–	–	4,599
Repurchase of shares, including expenses	(10,629)	–	–	(10,629)
Net profit for the year	–	–	29,905	29,905
Interim dividend	–	–	(14,238)	(14,238)
Proposed final dividend	–	–	(27,908)	(27,908)
At 31 December 2003	3,018	45,144	(32,392)	15,770

Notes:

(a) Under the Companies Law (2001 Second Revision) of the Cayman Islands, the share premium and contributed surplus are distributable to the shareholders of the Company, provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

(b) The contributed surplus of the Company represents the difference between the then combined net asset value of the subsidiaries acquired pursuant to the Group Reorganisation on 15 December 2001 over the nominal value of the shares of the Company's shares issued in exchange therefore.

23. Note to Consolidated Cash Flow Statement

Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	Group	
	2003	2002
	HK$'000	HK$'000
Cash on hand and balances with banks	**77,392**	87,838

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$28,238,000 (2002: HK$18,469,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

24. Commitments

(a) Capital commitments

	Group	
	2003	2002
	HK$'000	HK$'000
Capital commitments:		
Contracted, but not provided for in relation to		
– the construction of land and buildings	**–**	839

(b) Commitments under operating leases

The Group leases certain of its office buildings under operating lease arrangements. Leases for office buildings are negotiated for a term of three years.

At the balance sheet date, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Within one year	**386**	290
In the second to fifth years, inclusive	**303**	320
	689	610

25. Contingent Liabilities

At 31 December 2003, the Group and the Company had no material contingent liabilities.

26. Related Party Transactions

During the year ended 31 December 2003, the Group had no material transactions with related parties.

27. Approval of the Financial Statements

The financial statements were approved and authorised for issue by the board of directors on 6 April 2004.



年報 2003

中意控股有限公司

(於開曼群島註冊成立之有限公司)

目錄

董事

執行董事
謝錦鵬先生(主席)
林岱先生
林寧女士

獨立非執行董事
曹廣榮先生
馬明輝先生

審核委員會
曹廣榮先生
馬明輝先生

公司秘書
陳永傑先生(AHKSA)

核數師
安永會計師事務所

律師
郭葉律師行

主要往來銀行
中國銀行

主要股份過戶登記處
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands
British West Indies

香港股份過戶登記分處
登捷時有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

註冊辦事處
Century Yard, Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點
香港九龍
尖沙咀
科學館道1號
康宏廣場7樓17室

財經公關顧問
縱橫財經公關顧問有限公司

股份編號
1198

營業額



(千港元)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
207,020
25.3%
300,719
2002
2003

股東應佔溢利



(千港元)
100,000
80,000
60,000
40,000
20,000
0
44,514
73.5%
77,244
2002
2003

純利率



(百分比%)
30
27
24
21
18
15
21.5
25.7%
2002
2003

致各股東：

憑藉我們在國內中高檔家居家具市場的超卓信譽和已建立之穩健的基礎，本人欣然宣佈，集團能在二零零三年戰勝種種挑戰，業務穩步上揚。在回顧年間，市場整體因素和消費信心，無可避免地均受到美伊戰事及在中港爆發的非典型肺炎影響。然而，藉著創新而時尚的設計、推出以客為本的市場推廣策略和有效的成本控制措施，使我們不但錄得卓越表現，更在業務和財政上創下新高。

中國是世界上最大的家具生產基地之一，以出口量計位列全球第四位。不僅海外市場對中國家具有龐大需求，亦由於國內的生活水平亦持續提高，地產市場高速發展，故內地對家具的需求亦呈現攀升之勢。在二零零三年，中國國內生產總值增長達9.1%，乃自一九九七年來錄得的最佳表現。人均國內生產總值為1,090美元，乃一個具代表性的指標：根據經濟學家預期，當人均國內生產總值一旦超越了1,000美元，消費模式將會大幅飆升。

隨著經濟高速增長，集團已把握國內市場的商機，為日後開創新里程而作好準備。有見於中高檔家居家具發展潛力無限，集團早於一九九七年已進軍中國市場。在短短七年間，集團已成為市場上的領導者，開創專門設計及生產高質素家居家具，以迎合中高檔客戶的口味。

有見於優質家居家具的需求不斷上升，集團致力發展與推出創新設計和精緻的家具，把歐洲的風格與獨特的中國韻味，揉合於一系列高質素的家居家具之中。我們超過50位專才組成的強大產品開發隊伍，是集團成功的關鍵因素之一。現時，集團在嚴謹的品質管理下，推出四個不同系列的產品，並深受市場歡迎。

集團以「皇朝傢俬」及「金騎士」品牌銷售優質的時尚家具，更是首家大規模在國內以特許專賣店形式分銷產品的家具生產商。截至二零零三年十二月三十一日止年度，集團已藉「皇朝傢俬」及「金騎士」之品牌，在中國開設超過600家專賣店，遍佈29個省份，建立了全面的分銷網絡。集團在每一個城市只會把每個品牌授予一個分銷商經營。由於甄選條件嚴格，加上集團一直與專賣店保持緊密合作關係，集團業務因此在過往數年高速增長。

除了時尚的設計和優質的產品，以及在國內全面的分銷網絡之外，集團正積極推出各項宣傳活動，務求提高品牌的知名度。委任關之琳作為集團代言人，參與國內多個的國際家具展，對集團的裨益可謂立竿見影。再加上有效的市場推廣攻勢，集團在國內中高檔次家居家具市場的領導地位再一次獲得確定。

此外，我們不僅因為我們的業務在回顧年內深受認同，我們穩健的商業模式和財政狀況，亦同時吸引了國際機構投資者而感到很鼓舞，惠理基金管理公司和霸菱資產管理(亞洲)有限公司均於年內成為集團的股東。引入著名的策略性投資者實在顯示了他們對集團具透明度的管理及秀麗的業務前景充滿信心。

展望未來，預期二零零四年國內的經濟將錄得7至8%的強勁增長，加上即將來臨的各項盛事，如二零零八年的北京奧運會及二零一零年的上海世界博覽會，將為我們帶來無限商機。

致謝

縱使二零零三年大圍市況艱難，集團業務仍然錄得令人鼓舞的佳績，本人希望藉此機會感謝我們的業務夥伴、分銷商、客戶及股東一直以來對中意的支持。本人也希望向各盡心盡力的管理層和員工多年來為公司作出的貢獻而致謝。在您們的鼎力支持，中意已奠定穩固的基礎，邁向更蓬勃的未來。

謝錦鵬
主席

香港，二零零四年四月六日

股息

董事局建議派發截至二零零三年十二月三十一日止年度之末期股息每股12.0港仙。連同已派發的中期股息每股6.0港仙，截至二零零三年十二月三十一日止年度之全年股息為每股18.0港仙。

管理層討論及分析

在國內高速增長的家具業及消費帶動下，集團的業績再創新高，營業額達300,700,000港元，較二零零二年上升45.3%。經營溢利上升73.4%至89,000,000港元，而純利亦較二零零二年之44,500,000港元上升73.5%至77,200,000港元。憑藉自有品牌及嚴謹的成本控制措施，故集團一直維持可觀的盈利增長。此外，在回顧年內木材的價格亦保持穩定。截至二零零三年十二月三十一日止年度，集團錄得毛利率為35.8%，高於二零零二年之35.3%。與此同時，純利率亦由去年21.5%提高至本年度25.7%。

縱使中國整體家具市場競爭激烈，集團一貫以中高檔家居家具市場為目標，並憑藉穩固的市場地位，以高回報的經營模式，保持在中國家居家具行業翹楚的領導位置。集團擁有自有品牌，並透過廣闊的特許經營網絡分銷產品。

在回顧年內，集團以「皇朝傢俬」及「金騎士」的品牌，推出四個中高檔的時尚家居家具系列，包括「淺胡桃」、「黑檀」、「黑胡桃」和「亮光」系列，並因深受客戶愛戴而感到欣喜。其中以「淺胡桃」系列銷量最高，而「亮光」系列則在二零零三年十月最新推出。集團強勁的產品設計及開發隊伍每年開發兩項新產品系列。同時，集團在產品設計方面的努力，亦獲得由國內著名家具雜誌「現代家具」於二零零三年頒贈數個獎項，包括產品質素、服務和業務管理方面，甄選為排行榜首的家具品牌。

專注於產品設計和生產，並透過外判特許專賣店形式分銷產品乃集團的核心優勢。集團積極與分銷商維持緊密的業務夥伴關係。於二零零三年十二月三十一日，我們在國內擁有600多家特許專賣店，遍佈29個省份。覆蓋全國的專賣店須符合集團在產品擺放和店舖佈置上的要求，而集團則負責建立品牌、市場推廣及廣告範疇。為提升品牌形象，集團委任著名影星關之琳為代言人。在二零零三年十一月，由關之琳主演的電視廣告正式在主要媒體如中央電視台和鳳凰衛視播放。這些市場推廣策略有助集團宣傳，以及讓全國潛在的分銷商與客戶更認識我們的品牌。

在回顧年間，集團之其他收入包括為分銷商採購非木材家具配件所收取的服務費，亦成為集團另一項重要的收入來源，為集團帶來12,600,000港元收入。分銷商以往多採用較低檔次的家具配合集團的品牌家具。為貫徹整體形象與風格，集團現為分銷商採購大部份的配件，同時亦藉此擴闊我們的收入來源。

有關生產規模，集團已於現有廠房毗鄰興建三層高的新廠房、成品倉及發貨大樓。集團現時於廣州的70,000平方米的總生產樓面面積，以及100,000平方米的廠房總面積，最高產量可達每月10,000套家具。鑒於市場對集團品牌的家具需求殷切，集團於年內在東莞租用了一所廠房，其總資本支出約為30,000,000港元，並由內部資源支付。此新廠房可提高每月產量約30%至40%。上述投資將增加集團產量，使集團能更有效率、更靈活地迎合市場對優質家居家具不斷上升的需求，大大提升競爭優勢。

前景

中國憑藉加入世貿以及作為國際生產基地的競爭優勢，使經濟日趨蓬勃，並刺激消費開支。集團相信隨著都市化及生活質素不斷提升，家具市場將會成為國內增長最為高速的消費產品之一。因此，集團對內地家具市場的前景充滿信心，並期待在往後數年保持可觀的升幅。

集團以享譽全國的「皇朝傢俬」及「金騎士」品牌為基礎，致力進一步加強產品設計能力。保護知識產權對我們的長遠發展亦十分重要，現時集團超過100個產品設計已取得專利。在獲得內地政府鼎力支持下，我們有信心能遏止侵權者，並確保知識產權得到妥善保護。集團近期剛推出兩個嶄新的家具系列—「白橡」及「亮光」系列，分別以年輕及較成熟的消費群為對象。新產品系列從分銷商及顧客兩方面均獲得良好的反應。

由於集團的專賣店已廣遍國內主要城市，集團現正積極在各省市開拓新縣級城市之業務，實現市場多元化之目標。這些經濟結構規模相對較小的縣級城市遍佈全國，隨着這些城市發展，我們的業務將繼續擴展。集團矢志在二零零五底，把專賣店的數目增至1,000家。集團為加速增長，將會在潛在分銷商及客戶所處省份陸續推出各項市場推廣及宣傳活動。

在生產設施方面，我們將繼續維持有效率而靈活的運作。集團透過大量生產坐享成本效益，預期生產效率將有所提升。此外，最新興建的成品倉及發貨大樓亦將提升物流系統，有助集團滿足客戶需求。

作為國內具領導地位的家居家具品牌之一，集團致力為投資者及業務夥伴帶來可觀的回報。透過結合市場主導的產品、卓越的設計能力、優質及有效率的生產工序、強大的品牌宣傳策略以及廣泛的分銷網絡，集團已為日後持續拓展建下康莊大道。

董事

執行董事

謝錦鵬先生，49歲，本公司主席。彼於一九九七年創辦本集團，負責本集團之整體策略策劃及制訂公司政策。創辦本集團前，謝先生曾於一間香港上市公司出任副董事總經理。謝先生於國際貿易及中國貿易業務方面積逾十四年經驗，亦為香港會計師公會資深會員。

林岱先生，41歲，本公司副主席兼執行總裁，亦為本集團之共同創辦人。林先生負責本集團之整體策略策劃、銷售及分銷運作，以及業務及產品發展。創辦本集團前，彼於中國貿易及家具業務方面積逾十六年經驗。林先生現時為廣州市家具協會副主席、中國家具協會執行理事及國際傢俬裝飾業(香港)協會常務理事及香港傢俬裝飾廠商總會永久會長，以及中南林學院建築工程學院家具設計之客席教授。林先生為執行董事林寧女士之兄長。

林寧女士，32歲，本集團執行董事。負責本集團採購及日常運作。林女士於會計及管理方面積逾十一年經驗。彼於一九九八年加入本集團，出任財務經理，並於一九九九年獲委任為本集團內一家公司之董事。林女士為林岱先生之胞妹。

獨立非執行董事

曹廣榮先生，70歲，前任香港政府政務司。於一九七七年，曹先生獲委任為往日內瓦之特使，並於一九八一年統領工業貿易署。於一九八三年，曹先生領導政府新聞處，並於一九八八年獲委任為政務司，其於一九九二年二月退任該職位。彼目前為Prima Consultants Limited之主席，亦為多間香港公司之董事。

馬明輝先生，39歲，為多個中國及香港技術項目之發起人及早期投資者、加拿大安大略特許會計師公會會員及曾於一間國際會計公司工作數年。馬先生於一九八五年獲取加拿大University of Calgary商學士學位。彼為一間在聯交所創業板上市之公司衝浪平台軟件國際有限公司之主席。

管理層履歷

高級管理層

陳永傑先生，32歲，本集團財務總監兼本公司公司秘書，負責本集團財務管理及公司秘書事務。彼持有莫納西大學商業學士學位。於二零零一年十月加入本集團前，彼曾於一間國際會計師事務所出任核數師，於核數、會計及財務工作方面積逾五年經驗。彼為香港會計師公會會員及澳洲執業會計師。

曾樂進先生，32歲，本集團內部審計部門經理。彼於一九九九年五月加入本集團，負責本集團內部審計及整體系統保證，於企業管理方面積逾九年經驗。彼持有廣東商學院大都會經濟及管理學士學位，主修統計學。

吳遠成先生，30歲，一般行政部門經理，於一九九九年加入本集團，負責一般行政、人事事務及後勤服務。彼畢業於西南農業大學經濟貿易學院，主修會計及審計。彼於公司行政方面擁有多年經驗。

中意控股有限公司(「本公司」)董事欣然提呈其報告以及本公司及其附屬公司(統稱「本集團」)截至二零零三年十二月三十一日止年度之經審核財務報表。

主要業務

本公司之主要業務為投資控股。附屬公司主要業務之詳情載於財務報表附註16。年內本集團主要業務之性質並無任何重大變動。

業績及股息

本集團截至二零零三年十二月三十一日止年度之溢利及本公司以及本集團於該日之財務狀況載於第20至50頁。

於二零零三年八月二十日,派發中期股息每股普通股6.0港仙予名列股東名冊之本公司股東。董事建議派發本年度末期股息每股普通股12.0港仙予於二零零四年四月三十日名列股東名冊之股東。

首次公開招股所得款項之用途

本公司股份於二零零二年五月十五日在香港聯合交易所有限公司(「聯交所」)上市並於同日發行股份,扣除已付及應付相關開支後所得款項約為32,000,000港元。於二零零三年十二月三十一日,分別以10,000,000港元新建工廠大樓、以12,000,000港元購置機器及設備,並以5,000,000港元推行市場推廣及推銷活動。所得款項之餘額存放於香港之財務機構及持牌銀行。

財務資料摘要

以下為本集團於過去五個財政年度綜合/合併財務業績以及綜合/合併資產及負債之概要,乃按照以下附註之基準編製:

	截至十二月三十一日止年度				
	二零零三年	二零零二年	二零零一年	二零零零年	一九九九年
	千港元	千港元	千港元	千港元	千港元
業績					
營業額	**300,719**	207,020	164,758	143,669	102,823
除稅前溢利	**88,998**	51,252	37,615	31,326	27,918
稅項	**(11,754)**	(6,738)	(5,138)	(4,715)	(3,475)
股東應佔日常業務純利	**77,244**	44,514	32,477	26,611	24,443

財務資料摘要(續)

	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
資產及負債					
非流動資產	**134,167**	75,662	45,319	42,642	20,180
流動資產	**142,422**	118,931	53,536	32,793	33,347
流動負債	**(105,352)**	(61,571)	(53,525)	(40,542)	(30,245)
非流動負債	**(6,363)**	(6,363)	—	(3,440)	(3,440)
淨資產	**164,874**	126,659	45,330	31,453	19,842

附註：本集團截至二零零一年十二月三十一日止三個年度各年之合併業績及於一九九九年、二零零零年及二零零一年十二月三十一日之合併資產負債表摘自本公司日期為二零零二年五月二日之招股章程。本集團截至二零零二年及二零零三年十二月三十一日止年度之業績及於該等日期之資產及負債分別載於本財務報表第20及21頁，其呈列基準載於財務報表附註3。

成立附屬公司

年內，本公司之附屬公司中意傢俬有限公司成立五間全資附屬公司，即於中國之廣州富發家具有限公司(「富發」)、英屬處女群島之Hong Kong Wong Chiu Furniture Holding Limited(「Wong Chiu」)、King Apex International Limited(「King Apex」)、Lead Concept Development Limited(「Lead Concept」)及Smart Excel International Limited(「Smart Excel」)。富發從事製造及買賣家具。Wong Chiu從事買賣家具。King Apex提供設計服務。Lead Concept提供客戶服務。Smart Excel提供品質控制服務。

固定資產

本集團截至二零零三年十二月三十一日止年度固定資產之變動詳情載於財務報表附註14。

股本及購股權

本公司於年內之股本及購股權之變動詳情連同變動原因載於財務報表附註21。

儲備

年內本公司及本集團儲備之變動詳情分別載於財務報表附註22及綜合權益變動報表。

可供分派儲備

截至二零零三年十二月三十一日，本公司股份溢價、繳入盈餘及累計虧損賬目之可供分派現金儲備為15,770,000港元。可供分派儲備包括本公司於二零零三年十二月三十一日合共48,162,000港元之股份溢價及繳入盈餘，只要於緊隨擬派股息之日後本公司有能力支付日常業務期間到期債務之條件下即可分派。

優先購股權

本公司之組織章程細則以及本公司註冊成立司法權區開曼群島之法例中並無任何有關優先購股權之條文，規定本公司按比例向現有股東發售新股。

購買、贖回或出售本公司上市證券

年內，本公司於聯交所購回若干股份，此等股份隨後被本公司註銷。此等交易之進一步詳情載於財務報表附註21。

年內，本公司透過聯交所購回本身之股份如下：

購回月份	每股面值0.10港元之普通股數目	每股股價 最高	每股股價 最低	已付總代價
		港元	*港元*	*千港元*
二零零三年十月	4,542,000	2.200	2.325	10,651
二零零三年十一月	152,000	2.300	2.300	357
二零零三年十二月	40,000	2.325	2.325	94
	4,734,000			11,102

購回股份已於年內被註銷，而本公司之已發行股本亦按其面值被削減。

除上文披露者外，本公司及其附屬公司概無贖回或出售本公司任何上市證券。

慈善捐款

年內，本集團並無任何慈善捐款(二零零二年：無)

主要客戶及供應商

本集團五大客戶之銷售額佔本集團年內營業額約20%，其中本集團之最大客戶佔其中5%。本集團五大供應商佔年內總採購額約53%，其中最大供應商佔其中19%。

本公司董事或其任何聯繫人士或據董事所深知擁有本公司5%以上已發行股本之任何股東概無於本集團五大客戶及／或供應商中擁有任何實際權益。

董事

年內及截至本報告日期本公司之董事如下：

執行董事

謝錦鵬，主席

林岱

林寧

獨立非執行董事

曹廣榮

馬明輝

根據本公司組織章程細則第87條，三分一之董事須論值告退，並有資格於應屆股東週年大會上重選。

根據本公司組織章程細則，本公司各董事包括獨立非執行董事但不包括本公司董事會主席須輪值告退重選。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳細履歷載於本年報第8至9頁。

董事之服務合約

執行董事及獨立非執行董事已分別與本公司訂立服務協議，由二零零二年五月一日起計初訂兩年，其後一直有效至任何一方向另一方發出不少於兩個月之書面終止通知為止。

除以上所述外，概無任何擬於應屆股東週年大會上競選連任之董事與本公司訂有本公司不支付賠償（法定賠償除外）即不可於一年內終止之服務合約。

董事之合約權益

概無董事在年內或年底於本公司或其任何附屬公司所訂立並對本集團業務屬重大之任何合約中直接或間接擁有任何重大權益。

董事及主要行政人員之股份、相關股份及債券之權益及短倉

本公司之股份於二零零二年五月十五日在聯交所上市。於二零零三年十二月三十一日，根據本公司按照證券及期貨條例(「證券及期貨條例」)第352節所存置之登記冊所示，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所而擁有本公司股份權益及短倉之董事或彼等之聯繫人士，或於本公司或其相聯法團(按證券及期貨條例第XV部之涵義)股本擁有相關股份及債券之權益及短倉之董事、行政總裁或彼等之聯繫人士如下：

於本公司普通股之長倉：

		持有股份數目、身份及權益					
			透過配偶				佔本公司
		直接實益	或未成年	透過			已發行股本之
姓名	附註	擁有	子女	受控制公司	信託受益人	總計	百分比
謝錦鵬	(a)	2,300,000	–	71,450,000	–	73,750,000	31.71%
林岱	(b)	2,300,000	–	71,450,000	–	73,750,000	31.71%
林寧		1,900,000	–	–	–	1,900,000	0.82%
		6,500,000	–	142,900,000	–	149,400,000	64.24%

各董事於本公司之購股權權益獨立載於財務報表附註21。

附註：

(a) 此71,450,000股本公司股份乃由Crisana International Inc.(「Crisana」，於英屬處女群島註冊成立之公司)持有。於二零零三年十二月三十一日，謝錦鵬先生持有Crisana 100%已發行股本。

(b) 此71,450,000股本公司股份由Silver Wave Holdings Limited(「Silver Wave」，於英屬處女群島註冊成立之公司)持有。於二零零三年十二月三十一日，林岱先生持有Silver Wave 100%已發行股本。

除以上所述外，概無董事於本公司或其任何相關法團之股份及相關股份中擁有根據證券及期貨條例第352節須予記錄或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及短倉。

董事購入股份之權利

除下文「購股權計劃」一節所披露外，年內任何時間任何董事或彼等各自之配偶或未成年之子女並無獲授或行使可藉購買本公司股份而獲益之權利，而本公司或其任何之附屬公司亦無訂立任何安排使董事可於任何其他法人團體中取得此等權利。

購股權計劃

本公司設有一項購股權計劃(「計劃」)，作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據該計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。該計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

購股權計劃(續)

根據該計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及/或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目,最初不得超過本公司已發行之有關類別證券(就此不包括該計劃及本公司任何其他購股權計劃獲行使後所發行之股份)數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下,根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目,可經董事會增加,惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

倘於截至最近授出購股權之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行或將予發行之股份總數超過本公司不時已發行股本之1%,則不得授予該人士任何購股權。

購股權可按該計劃之條款於購股權限期內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知個別承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標,但董事會保有酌情權,可於若干表現指標達到時加快定期購股權之歸屬。

計劃項下本公司股份之認購價經由董事會釐定並通知各承授人。認購價為以下三者之最高者:(i)股份面值;及(ii)授出之日(必須為交易日)聯交所日報表所示之股份收市價;及(iii)緊接授出之日前五個交易日聯交所日報表所示股價之平均收市價。倘購股權計劃所述之接納表格經承授人填妥、簽署及連同收款人為本公司、作為授出代價1.00港元之股款交回,則購股權被視為已授出,獲合資格參與者(定義見計劃)接納及生效。

於二零零三年十二月三十一日,根據計劃所授購股權而可發行之股份數目為11,100,000股,相當於本公司於該日之已發行股份之5%。於截至最近授出日止任何十二個月期內可授予每位合資格參與者而可發行之股份最高數目,限於本公司任何時候之已發行股份之1%。凡進一步授出之購股權超出此限額,均須股東大會批准。

購股權計劃（續）

以下為年內根據計劃以每授出代價1.00港元授出之購股權：

參與董事姓名或類別	購股權計劃種類	購股權數目						授出購股權日期*	行使期	本公司股價***		
		年初	年內授出	年內行使	年內失效	年內註銷	年終			每股行使價** HK$	授出購股權當日 HK$	行使購股權當日 HK$
董事												
謝錦鵬	計劃	2,300,000	–	(2,300,000)	–	–	–	17/9/2002	1/1/2003 to 31/12/2005	0.73	0.72	1.42
	計劃	–	2,300,000	–	–	–	2,300,000	18/9/2003	1/11/2003 to 31/10/2006	2.18	2.18	–
		2,300,000	2,300,000	(2,300,000)	–	–	2,300,000					
林岱	計劃	2,300,000	–	(2,300,000)	–	–	–	17/9/2002	1/1/2003 to 31/12/2005	0.73	0.72	1.42
	計劃	–	2,300,000	–	–	–	2,300,000	18/9/2003	1/11/2003 to 31/10/2006	2.18	2.18	–
		2,300,000	2,300,000	(2,300,000)	–	–	2,300,000					
林寧	計劃	2,300,000	–	(2,300,000)	–	–	–	17/9/2002	1/1/2003 to 31/12/2005	0.73	0.72	0.86
其他												
高級管理層成員及本集團其他僱員	計劃	400,000	–	(400,000)	–	–	–	17/9/2002	1/1/2003 to 31/12/2005	0.73	0.72	0.86
	計劃	–	6,500,000	–	–	–	6,500,000	2/5/2003	1/6/2003 to 31/5/2006	1.17	1.17	–
		400,000	6,500,000	(400,000)	–	–	6,500,000					
合計	計劃	7,300,000	–	(7,300,000)	–	–	–					
	計劃	–	11,100,000	–	–	–	11,100,000					
		7,300,000	11,100,000	(7,300,000)	–	–	11,100,000					

* 購股權歸屬權利期間乃由授出日期起計至行使期開始。

** 購股權行使期如因供股或派送紅股或本公司股本之其他類似變動則須予調整。

*** 於授出購股權當日披露之本公司股價乃於緊接授出購股權當日前之交易日於聯交所所報之收市價。於行使購股權當日披露之本公司股價乃於聯交所所報之收市價除以於披露限期內之所有購股權行使價之加權平均數。

購股權計劃(續)

已授出購股權之財務影響於購股權獲行使時始於本公司及本集團之資產負債表中反映，亦不會按其成本將任何費用於損益表或資產負債表中入賬。於購股權獲行使後，本公司按股份之面值將由此而發行之股份作為額外股本入賬，本公司並會將每股行使價高出股份面值之數額於股份溢價賬中入賬。行使日期前被註銷之購股權從未行使購股權記錄冊中刪除。

董事認為披露年內向授予董事、高級管理層成員及僱員購股權之理論價值並不恰當，因在本公司普通股購股權並無任何現成市值之情況下，董事無法對此等購股權之價值達致準確之估值。

主要股東及其他人士之股份權益

於二零零三年十二月三十一日，根據本公司按證券及期貨條例第336條須存置之權益登記冊所示，以下人士於本公司已發行股本及購股權中擁有5%或以上權益:

長倉：

名稱	持股數目	佔本公司已發行股本之百分比
Crisana	71,450,000	30.72%
Silver Wave	71,450,000	30.72%

除以上所述外，根據按證券及期貨條例第336條須存置之登記冊所示，概無任何人士或公司(其權益載於上文「董事及主要行政人員之股份、相關股份及債券之權益及短倉」之本公司董事及主要行政人員除外)於本公司股份或相關股份中擁有短倉權益。

遵守最佳應用守則

董事會認為，除本公司獨立非執行董事並非按照最佳應用守則(「守則」)第7段指定年期委任，而須根據本公司公司細則輪值告退及於本公司之股東週年大會上膺選連任外，本公司於本年報涵蓋之整個會計期間，一直遵守香港聯交所上市規則附錄14所載之最佳應用守則。

審核委員會

本公司已於二零零二年五月一日成立審核委員會(「委員會」)，其職權範圍乃參考聯交所上市規則附錄14所載之守則而書面釐定。委員會之主要職責為審核及監管本集團之財務報告程序以及內部控制系統。委員會由兩名獨立非執行董事組成。本集團截至二零零三年十二月三十一日止年度之財務報表由委員會審核，而委員會認為財務報表已符合適用之會計標準、上市規則及法律規定，並於其中作出充足披露。

重大法律訴訟

於二零零三年十二月三十一日，本公司並未牽涉任何重大訴訟或仲裁，而據董事會所知、本公司並無待決或面臨或受到重大訴訟或索償。

核數師

安永會計師事務所任滿退任，關於續聘彼等為本公司核數師之決議案將於應屆股東週年大會上提呈。

代表董事會
主席及執行董事
謝錦鵬

香港
二零零四年四月六日

ERNST & YOUNG
安永會計師事務所

致：**中意控股有限公司**
(於開曼群島註冊成立之有限公司)
各股東

本核數師(以下簡稱「我們」)已完成審核刊於第20至50頁按照香港公認會計原則編製的財務報表。

董事及核數師各自之責任

貴公司董事須負責編製真實與公平的財務報表。在編製該等真實與公平的財務報表時，董事必須選取並貫徹採用合適的會計政策。我們的責任是根據我們審核工作的結果，對該等財務報表作出獨立意見，並僅向作為一團體之股東報告，及不作其他用途。我們並不就本報告之內容向任何其他人士負上責任或承擔負債。

意見之基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及有否貫徹運用並充份披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零三年十二月三十一日的財務狀況及　貴集團於截至該日止年度的溢利和現金流量，並已按照香港公司條例之披露規定而妥善編製。

安永會計師事務所
執業會計師
香港

二零零四年四月六日

綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	5	**300,719**	207,020
銷售成本		**(193,110)**	(133,847)
毛利		**107,609**	73,173
其他收益	5	**20,527**	5,936
銷售及分銷成本		**(14,560)**	(6,818)
行政開支		**(24,024)**	(20,529)
其他經營開支		**(554)**	(428)
經營業務溢利	6	**88,998**	51,334
融資成本	9	**–**	(82)
除稅前溢利		**88,998**	51,252
稅項	10	**(11,754)**	(6,738)
股東應佔日常業務純利	11	**77,244**	44,514
股息	12		
特別股息		**–**	10,000
中期股息		**14,238**	5,750
擬派末期股息		**27,908**	18,616
		42,146	34,366
每股盈利			
基本	13	**32.95仙**	20.69仙
攤薄	13	**32.14仙**	不適用

綜合資產負債表
二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
固定資產	14	**126,593**	75,662
無形資產	15	**7,574**	–
		134,167	75,662
流動資產			
存貨	17	**40,749**	23,431
應收賬款	18	**4,924**	5,164
預付款項、訂金及其他應收款項		**19,357**	2,498
現金及銀行結存		**77,392**	87,838
		142,422	118,931
流動負債			
應付賬款	19	**29,229**	21,684
其他應付款項及應計費用		**42,924**	18,442
應付税項		**33,199**	21,445
		105,352	61,571
流動資產淨值		**37,070**	57,360
總資產減流動負債		**171,237**	133,022
非流動負債	20	**6,363**	6,363
遞延税項負債		**164,874**	126,659
股本及儲備			
已發行股本	21	**23,257**	23,000
儲備	22	**113,709**	85,043
擬派末期股息	12	**27,908**	18,616
		164,874	126,659

謝錦鵬
董事

林岱
董事

綜合權益變動概要報表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
權益總額			
年初結餘			
如之前所呈報		**133,022**	45,330
以前年度調整			
會計實務準則第12號－重列遞延稅項		**(6,363)**	–
重列		**126,659**	45,330
滙兑損益淨額	22	**(402)**	367
重估土地及樓宇盈餘	22	**–**	26,513
重估土地及樓宇之遞延稅項盈餘	20, 22	**–**	(6,363)
綜合損益表未確認之淨收益及虧損		**(402)**	20,517
股東應佔日常業務純利		**77,244**	44,514
行使認股權	21, 22	**5,329**	–
購回股份	21, 22	**(11,102)**	–
支付普通股股息	22	**(32,854)**	(5,750)
特別股息	22	**–**	(10,000)
發行股份，包括股份溢價		**–**	40,450
股份發行開支		**–**	(8,402)
年終結餘		**164,874**	126,659

綜合現金流量表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
經營業務現金流量			
除稅前溢利		**88,998**	51,252
經就下列各項作出調整：			
自置資產折舊		**5,899**	5,286
無形資產攤銷		**424**	–
出售固定資產虧損		**70**	19
滙兌(收益)／虧損淨額		**(402)**	367
利息收入		**(2,114)**	(629)
利息開支		**–**	82
出售短期投資收益		**(4,071)**	–
短期投資股息收入		**(770)**	–
未計營運資金變動前經營溢利		**88,034**	56,377
存貨增加		**(17,318)**	(42)
應收賬款減少		**240**	779
預付款項、訂金及其他應收款項減少／(增加)		**(16,859)**	3,046
應收董事款項減少		**–**	6,894
應付賬款增加		**7,545**	2,087
其他應付款項及應計費用增加		**23,518**	2,959
經營活動所產生之現金		**85,160**	72,100
已付利息		**–**	(82)
經營業務之現金流入淨額		**85,160**	72,018
投資活動之現金流量			
購買固定資產		**(56,671)**	(9,284)
購買無形資產		**(7,343)**	–
出售固定資產所得款項		**80**	149
出售短期投資所得款項淨額		**4,071**	–
短期投資股息收入		**770**	–
已收利息		**2,114**	629
投資活動之現金流出淨額		**(56,979)**	(8,506)
融資活動之現金流量			
發行股本所得款項		**–**	40,450
已付股份發行開支		**–**	(8,402)
購買股份	21, 22	**(11,102)**	–
行使購股權	21, 22	**5,329**	–
已付股息		**(32,854)**	(15,750)
償還銀行貸款		**–**	(3,738)
融資活動之現金流入／(流出)淨額		**(38,627)**	12,560
現金及現金等價物(減少)／增加淨額		**(10,446)**	76,072
年初現金及現金等價物	23	**87,838**	11,766
年終現金及現金等價物	23	**77,392**	87,838

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之權益	16	**68,189**	75,306
流動資產			
預付款項、訂金及其他應收款項		**–**	4
現金及銀行結存		**77**	552
		77	556
流動負債			
其他應付款項及應計費用		**1,331**	205
流動(負債)／資產淨值		**(1,254)**	351
		66,935	75,657
股本及儲備			
已發行股本	21	**23,257**	23,000
儲備	22	**15,770**	34,041
擬派末期股息	12	**27,908**	18,616
		66,935	75,657

謝錦鵬
董事

林岱
董事

1. 公司資料

本公司之註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, Cayman Islands。

本公司之主要業務為投資控股。本公司附屬公司主要業務詳情載於財務報表附註16。年內附屬公司之主要業務之性質概無重大變動。

2. 新頒及經修訂會計實務準則(「會計實務準則」)之影響

經修訂會計實務準則第12號「所得税」於本財政年度首次生效。該會計實務準則規定新會計計量方法及披露規則。採納此會計實務準則對本集團會計政策及該等財務報表所披露之數額之主要影響為以下對財務報表之重大影響:

該會計實務準則第12號訂明本期間因應課税溢利而產生之應付或可收回所得税(本年度税項)之會計處理方法;以及主要因應課税及可扣税暫時差異與結轉未動用税務虧損而產生之未來應付或可收回所得税(遞延税項)之會計處理方法。

一項遞延税項負債已於重估本集團之租賃土地及樓宇時確認。有關之附註披露範圍較之前所規定者更為廣泛。該等披露已於財務報表附註20陳述,當中包括本年度會計溢利及税項開支之對賬。

3. 主要會計政策之概要

編制基準

本財務報表乃根據香港會計實務準則、香港普遍採納之會計原則與香港公司條例之披露規定而編製。本財務報表乃根據歷史成本慣例法而編製,惟下文對租賃土地及樓宇之重估除外,詳見下文。

綜合基準

綜合財務報表包括截二零零三年十二月三十一日止年度本公司及其附屬公司之財務報表。年內所收購或出售之附屬公司業績乃分別於各自之收購或出售生效日期作出綜合處理。所有重大之本集團內部公司交易及結餘已於綜合時對銷。

3. 主要會計政策之概要(續)

附屬公司

附屬公司為本公司直接或間接控制其財務及經營政策,以從其業務獲取利益之公司。

附屬公司之業績就其已收及應收股息於損益表中列賬。本公司於附屬公司之權益以成本減任何減值虧損列賬。

關連人士

倘一方可直接或間接控制另一方或可對另一方之財務及營運決策發揮重大影響,或雙方均受到共同控制或共同重大影響,則雙方亦被視為有關連。關連人士可為個人或公司實體。

資產減值

於各結算日就是否有迹象顯示任何資產出現減值或是否有迹象顯示先前於往年確認作資產之減值虧損不再存在或已減少作出評估。倘有迹象顯示出現上述情況,則資產之可收回金額須予以估計。資產可收回金額乃按使用中之資產值或其銷售淨價兩者中之較高者計算。

減值虧損僅會於資產賬面值超過其可收回金額之情況下確認。當減值虧損乃根據該項重估資產之有關會計政策入賬時,則減值虧損乃於產生時自期內損益賬中扣除,惟資產乃按重估金額入賬則除外。

倘往年並無任何資產減值虧損予以確認,則先前已確認之減值虧損僅會於用作釐定資產之可收回金額之估計有所變動之情況下予以撥回,然而不會高於已釐定之賬面值之金額(已扣除任何折舊/攤銷)。

當減值虧損撥回乃根據重估資產之有關會計政策之賬時,則減值虧損撥回乃於產生時計入期內損益賬內,惟資產乃按重估金額入賬則除外。

固定資產及折舊

固定資產(在建工程除外)乃按成本減累計折舊及任何減值虧損入賬。資產之成本包括購買價及將資產達致運作狀況及地點作擬定用途之任何直接成本。固定資產投產後產生之支出(如維修保養費)一般於產生期間自損益賬扣除。倘有關支出明顯可提高運用該項固定資產預期獲得之未來經濟效益,則該項支出將撥充資本,作為該項資產之額外成本。

固定資產價值之改變乃於固定資產重估儲備中列為變動。倘此儲備之總額按個別資產基準不足以彌補虧絀,則其不足額會於損益表中扣除。任何其後之重估盈餘將按之前扣除之虧絀數額計入損益表。當出售重估資產後,就以前重估之已變現重估儲備之有關部份轉撥保留溢利作為各儲備之變動。

3. 主要會計政策之概要（續）

固定資產及折舊（續）

各項資產均按下列估計可使用年期以直線法計算折舊以撇銷成本值或估值：

租賃土地	租賃期
樓宇	20年
廠房及機器	10年
傢俱、裝置及辦公室設備	5年
汽車	5年

出售或報廢固定資產時在損益賬內確認之收益或虧損，乃有關資產之銷售所得款項淨額與賬面值兩者之差額。

本集團所有固定資產於本公司股份在聯交所上市前以成本減累計折舊列賬。由於上市而以估值基準重估本集團若干固定資產所產生之財務影響及任何減值虧損為在固定資產重估儲備中確認以26,513,000港元之重估盈餘。

在建工程指興建中之樓宇及正在安裝之機器，乃以成本減任何減值虧損列賬，其中包括建築成本以及興建樓宇、廠房及機器以及其他固定資產所佔之其他直接成本。在建工程於資產完成及可投入使用前不會提撥折舊準備。

無形資產

商標特許權

所購商標特許權以成本減任何減值虧損列賬並按其估計可使用10年以直線法計算攤銷。

研究及開發成本

研究成本於產生時於損益賬扣除。

開發新產品項目所產生之支出僅於該等項目被清晰定義；有關支出能被獨立辨識及可靠地量度；能合理地確信該等項目乃技術性可行；以及該等項目具商業價值才予資本化及遞延列賬。開發產品支出倘不能符合此等標準則於產生時列為開支。

3. 主要會計政策之概要(續)

租賃資產

凡將資產擁有權之絕大部份回報及風險轉移至本集團之租約(法定所有權除外)視作融資租約。租賃資產之成本乃於融資租約開始時以最低租賃款項現值資本化，並連同有關承擔(扣除利息部份)被記錄以反映有關購買及融資。資本化融資租約下之資產乃計入固定資產及按租約年期及估計資產可使用年期之較短者折舊。該等租約之融資成本於租賃期在損益賬中支銷以作定期固定開支提撥。

由出租人承受資產擁有權之絕大部分回報與風險之租賃均列為經營租賃。倘本集團為出租人，本集團根據經營租約而租賃之資產乃列入非流動資產內，而根據經營租約應收之租金則於租賃期內以直線法在損益賬中支銷。倘本集團為承租人，根據經營租約所應付之租金以直線法在租賃期間在損益賬中支銷。

短期投資

短期投資乃持作買賣用途之股票證券投資並按其於結算日之市場叫價按個別投資基準以其公平值列賬。因證券公平值變動而產生之收益或虧損在其產生之期間於損益賬中計入／支銷。

存貨

存貨按成本及可變現淨值兩者之較低者入賬。成本按加權平均基準計算，在製品及製成品之成本包括直接材料、直接工資及按適當比例計算之間接製造費用及／或加工費用(倘適用)。可變現淨值按預計售價減去預計完成及棄置所進一步產生之成本計算。

應收賬款

當全數款項不可能收回時，應收賬款(期限一般為30至90日)乃以原有發票額減呆賬撥備後確認及列賬。壞賬於產生時予以撇銷。

現金及現金等價物

就綜合現金流量表而言，現金及現金等價物包括手頭現金及活期存款以及可隨時轉換為已知金額現金之短期高變現能力之投資(有關投資所受價值變動之風險並不重大，一般於收購時起計三個月之短時間內到期)減去須於要求時還款及構成本集團現金管理之基本部份之銀行透支。

就資產負債表而言，現金及銀行結餘指手頭現金及銀行現金，包括使用不受限制之定期存款。

3. 主要會計政策之概要(續)

收益確認

收益乃當經濟利益將會歸於 貴集團且能夠可靠計算時，按以下基準確認入賬：

- 銷售貨品及收益於擁有權之大部分風險及回報轉嫁予買方時確認入賬，惟 貴集團對所售貨品須不再具有一般與擁有權程度相當之管理權，亦無實際控制權；
- 服務收入於提供有關服務後入賬。
- 利息收入按時間比例根據未償還本金額及實際適用息率計算入賬；及
- 其他投資收入於收取之權利被確立後入賬。

股息

董事建議之末期股息於資產負債表中資本及儲備項下列為保留溢利之獨立分配，直至末期股息於股東大會上獲股東批准為止。倘該等股息獲股東通過及批准，則確認為負債。

由於本公司之組織章程大綱及細則授予董事宣派中期股息之權力，故中期股息乃同步建議及宣派。因此，中期股息於建議及宣派後即時確認為負債。

所得稅

所得稅包括現時稅項及遞延稅項。所得稅乃於損益賬中確認，惟其與直接確認於股本之項目有關者則於股本中確認。

遞延稅項乃以負債法就於結算日之資產及負債之稅項基礎及其用作財務申報之賬面值之間之所有暫時差額作提撥。

遞延稅項負債就所有應課稅暫時差額予以確認：

- 惟遞延稅項負債源於商譽或初次確認一項交易(並非一項業務組合)之其他資產及負債，而於該項交易進行時不影響會計溢利或應課稅溢利或虧損者除外；及
- 遞延稅項負債源於附屬公司、聯營公司之投資及合營企業之權益之應課稅暫時差額予以確認，惟可予控制撥回時間之暫時差額及暫時差額於可見之未來不可能撥回者除外。

3. 主要會計政策之概要（續）

所得税（續）

遞延税項資產就所有可扣減暫時差額、未使用税項資產及未使用税項負債之結轉予以確認，惟僅限於可能有應課税溢利以對銷可扣減暫時差額、未使用税項資產及未使用税項負債之結轉時才予確認：

- 惟有關可扣減暫時差額之遞延税項資產源於負商譽或初次確認一項交易（並非一項業務組合）之其他資產及負債，而於該項交易進行時不影響會計溢利或應課税溢利或虧損者除外；及

- 遞延税項資產源於附屬公司、聯營公司之投資及合營企業之權益之可扣減暫時差額予以確認，惟僅限於在可見之未來可撥回暫時差額及可能有應課税溢利以對銷暫時差額時才予確認。

遞延税項資產之賬面值乃於各個結算日進行檢討，並無足夠應課税溢利可供全部或部份遞延税項資產可予應用之部份則予以相應扣減。反之，之前未予確認之遞延税項資產限於可能有足夠應課税溢利可供全部或部份遞延税項資產可予應用之部份則予確認。

遞延税項資產及負債以預期適用於資產變現及負債清償期間之税率計算，並以結算日已頒佈或實際上已頒佈之税率（及税務法例）計算。

外幣

外幣交易按交易日之適用滙率入賬。於結算日以外幣計算之貨幣資產及負債按該日之適用滙率換算。滙兑差額計入損益賬。

於合併賬目時，海外附屬公司以外幣作為貨幣單位之財務報表乃利用淨投資法換算為港元。海外附屬公司之損益賬乃按年內加權平均滙率換算為港元。海外附屬公司之資產負債表乃按結算日之滙率換算為港元。滙兑差額均計入外滙波動儲備。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流動日期之匯率換算為港元。海外附屬公司年內之經常性現金流動乃按年內加權平均匯率換算為港元。

3. 主要會計政策之概要(續)

借貸成本

直接涉及收購、興建及生產合資格資產(即需要一段時間準備始能作所擬定用途之資產)之借貸成本,乃作資本化為該等資產之成本一部份。當資產大致可作其擬定用途時,則不再將有關借貸成本資本化。

退休金計劃及成本

本集團根據強制性公積金計劃條例為所有香港僱員推行界定供款強制性公積金退休福利計劃(「強積金計劃」)。供款根據僱員基本薪金之百分比作出,最高為每月1,000港元,並於供款根據強積金計劃之規則成為應付款項時於損益賬中扣除。強制性公積金計劃之資產獨立於本集團之資產,並於獨立管理基金中持有。本集團僱主之供款於向強制性公積金計劃作出供款時歸屬於僱員,惟本集團之僱主自願供款乃根據強積金計劃之規則,於僱員可悉數獲取供款前離任時,退回本集團。

根據有關中國規條,萬利寶(廣州)家具有限公司(「萬利寶」)須由二零零零年七月一日起及廣州富發家具有限公司(「富發」)須由二零零三年四月二十二日起參與由中國有關地區政府機關管理之僱員退休福利計劃,並須為其合資格僱員作出供款。萬利寶及富發所承擔之供款乃按廣州市社會勞動保險管理局所公佈之廣州市每年平均薪金11%計算。

購股權計劃

本公司設有一項購股權計劃,作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。所授出購股權之財務影響並未於本公司或本集團之資產負債表中記錄,直至購股權獲行使為止,且不會於損益賬或資產負債表中扣除之有關成本。購股權獲行使後,本公司將按股份面值記錄所因而發行之股份,作為額外股本,而本公司將就每股行使價超逾股份面值之數額記錄於股份溢價賬,於行使日期前註銷或失效之購股權,乃從尚未行使之購股權記錄冊中刪除,且對損益賬或資產負債表概無影響。

4. 分類資料

分類資料按會計實務準則第26號「分類報告」須以兩種分類方式呈列：(i)以主要分類報告方式，即對本集團而言以業務類別劃分；及(ii)以次要分類報告方式，即對本集團而言以地區劃分。

銷售家居傢具為本集團唯一主要業務，因此，並不提供其他業務分類資料。

於確定本集團之地區分類時，收益乃根據客戶所處地點歸類，資產則根據資產所在地歸類。本集團之營業額按客戶所處地點分析如下：

分類收益	**二零零三年** **千港元**	二零零二年 千港元
中國之銷售	**296,415**	204,465
亞洲其他地區之銷售	**3,995**	2,373
澳洲之銷售	**200**	–
北美洲之銷售	**109**	182
	300,719	207,020

	分類資產		**資本開支**	
其他分類資料	**二零零三年** **千港元**	二零零二年 千港元	**二零零三年** **千港元**	二零零二年 千港元
中國	**178,276**	125,425	**64,837**	9,257
香港	**98,313**	69,168	**141**	27
	276,589	194,593	**64,978**	9,284

5. 營業額及收益

營業額指年內出售貨品之發票淨值，發票淨值經扣除退貨及貿易折扣並經撇銷集團內公司間所有重大交易。

本集團之營業額及收益分析如下：

	二零零三年 千港元	二零零二年 千港元
營業額	**300,719**	207,020
利息收入	**2,114**	629
服務收入	**12,600**	4,700
出售短期投資收益	**4,071**	–
短期投資股息收入	**770**	–
其他	**972**	607
其他收益	**20,527**	5,936
收益	**321,246**	212,956

6. 經營業務溢利

本集團之經營業務溢利乃經扣除／(計入)以下各項得出：

	二零零三年 千港元	二零零二年 千港元
銷售成本	**193,110**	133,847
呆壞賬撥備	**317**	563
自置資產折舊	**5,899**	5,286
商標特許權攤銷	**424**	–
出售固定資產虧損	**70**	19
研究及開發成本	**1,044**	1,046
有關樓宇之經營租約租金	**1,590**	134
核數師酬金	**1,100**	1,000
員工成本(不包括董事酬金(附註7))		
工資及薪金	**28,619**	14,281
退休金供款	**535**	365
減：已沒收供款	**–**	–
退休金供款淨額	**535**	365
	29,154	14,646
匯兌(收益)／虧損淨額	**(402)**	367
利息收入	**(2,114)**	(629)
服務收入	**(12,600)**	(4,700)
出售短期投資收益	**(4,071)**	–
短期投資股息收入	**(770)**	–

本集團之經營業務溢利主要由中國銷售家居傢具所得。

7. 董事酬金

以下分析按上市規則及香港公司條例第161條披露年內本公司董事之酬金：

	集團 二零零三年 千港元	集團 二零零二年 千港元
袍金：		
執行董事	**720**	480
獨立非執行董事	**480**	320
	1,200	800
執行董事其他酬金：		
基本薪金、其他津貼及福利	**5,196**	6,496
退休金供款	**–**	–
獨立非執行董事其他酬金：		
基本薪金、其他津貼及福利	**–**	–
退休金供款	**–**	–
	5,196	6,496
	6,396	7,296

酬金介乎下列範圍之董事人數載列如下：

	董事人數 二零零三年	董事人數 二零零二年
零至500,000港元	**2**	2
500,001港元至1,000,000港元	**1**	1
2,500,001港元至3,000,000港元	**2**	2
	5	5

年內，執行董事獲付或應收之酌情花紅為452,000港元（二零零二年：392,000港元）。年內並無任何董事放棄或同意放棄任何酬金（二零零二年：零）。此外，本集團亦無為了吸引董事加入本集團或於彼等加入本集團時或因補償離職而支付董事任何款項（二零零二年：零）。

年內，就董事向本集團提供服務而授予董事4,600,000份購股權，詳情載於第15至17頁董事會報告「購股權計劃」一段。年內所授購股權之價值並無於損益表中扣除，亦無包括在上文所披露之董事酬金之內。

8. 五位最高薪人士

年內五位最高薪人士包括三位(二零零二年:三位)執行董事,酬金詳情載於上文附註7。其餘兩位(二零零二年:兩位)最高薪人士並非董事,酬金介乎零至1,000,000港元,詳情如下:

	集團	
	二零零三年	二零零二年
	千港元	千港元
基本薪金、其他津貼及福利	**559**	544
退休金供款	**20**	13
	579	557

年內,五位最高薪人士獲付或應收之酌情花紅為495,000港元(二零零二年:415,000港元)。本集團並無為了吸引該五位最高薪人士加入本集團或於彼等加入本集團時或因補償離職而支付任何款項(二零零二年:零)。

年內,就其中一位非董事之最高薪人士向本集團提供服務而授予該人士1,900,000份購股權,詳情載於第15至17頁董事會報告「購股權計劃」一段。年內所授購股權之價值並無於損益表中扣除,亦無包括在上文所披露之最高薪僱員酬金之內。

9. 融資成本

	集團	
	二零零三年	二零零二年
	千港元	千港元
須於一年內悉數償還之銀行借款之利息	**–**	82

10. 稅項

本集團於年內就香港產生之估計應課稅溢利按17.5%稅率(二零零二年：16%)撥備香港利得稅。經提高之香港利得稅自二零零三年/二零零四年課稅年度起生效，並亦適用於截至二零零三年十二月三十一日止年度全年於香港產生之應課稅溢利。於其他地方之應課稅溢利稅項已按本集團經營所在國家之現行法例、詮釋及慣例據當時適用稅率計算。

	集團	
	二零零三年	二零零二年
	千港元	千港元
集團：		
香港	**41**	–
澳門	**7,658**	3,470
中國	**4,055**	3,268
年度稅項支出	**11,754**	6,738

從事傢具買賣之公司Hong Kong Wong Chiu Furniture Holding Limited(「Wong Chiu」)於年內之澳門所得稅已經按其估計應課稅溢利以法定稅率15.75%計算。

根據中國所得稅法，本公司於中國廣州市成立之全資附屬公司萬利寶及富發按優惠稅率24%繳納企業所得稅，並於首兩個獲利之經營年度免繳納中國企業所得稅，且於其後三年獲減免一半中國企業所得稅。由於富發自二零零三年四月二十二日成立以來一直虧損，故於年內並無作出企業所得稅撥備。本年度亦為萬利寶首個法定獲利之經營年度，故於年內並無作出企業所得稅撥備。

King Apex International Limited(「King Apex」)、Lead Concept Development Limited(「Lead Concept」)及Smart Excel International Limited(「Smart Excel」)分別從事品質控制、設計及客戶服務。該等附屬公司各自因其於中國業務產生之估計應課稅溢利，已按於年內之中國企業所得稅率(現時為33%)作出稅項撥備。

10. 稅項(續)

以本公司及附屬公司註冊國家之法定稅率計算適用於除稅前溢利之稅項開支以調節以有效稅率計算之稅項開支，及以適用稅率(即法定稅率)調節有效稅率如下：

	集團	
	二零零三年	二零零二年
	千港元	千港元
除稅前溢利	**88,998**	51,252
以24.0%之稅率計算(二零零二年：24.0%)	**21,360**	12,300
香港較低之所得稅率17.5%(二零零二年：16.0%)	**(93)**	144
中國較低之所得稅率10.5%(二零零二年：10.5%)	**(5,226)**	(4,223)
澳門較低之所得稅率15.75%(二零零二年：15.75%)	**(3,868)**	(1,839)
無需繳稅收入	**(1,254)**	(125)
不可扣稅之開支	**823**	320
萬利寶稅收優惠期之影響	**(811)**	—
未確認之稅項虧損	**325**	180
其他	**498**	19
以有效稅率13.2%計算(二零零二年：13.1%)	**11,754**	6,738

本集團之租賃土地及樓宇重估之遞延稅項負債已確認入賬。

11. 股東應佔日常業務純利

列於本公司截至二零零三年十二月三十一日止年度財務報表之股東應佔日常業務純利為約29,905,000港元(二零零二年：14,230,000港元)(附註22)。

12. 股息

	集團	
	二零零三年	二零零二年
	千港元	千港元
特別股息	**—**	10,000
中期股息 — 每股普通股6.0港仙(二零零二年：2.5港仙)	**14,238**	5,750
擬派末期股息 — 每股普通股12.0港仙(二零零二年：8.0港仙)	**27,908**	18,616
	42,146	34,366

13. 每股盈利

每股基本盈利乃根據年內股東應佔日常業務純利77,244,000港元(二零零二年:44,514,000港元)及普通股加權平均股數234,458,000股(二零零二年:215,113,000股)計算。

用作計算截至二零零三年十二月三十一日止年度每股盈利之本公司普通股加權平均數包括二零零三年年初承前之230,000,000股普通股以及二零零三年已發行普通股7,300,000股及購回及註銷之4,734,000股。

年內,以股東應佔純利為基準計算之每股攤薄盈利為77,244,000港元(二零零二年:44,514,000港元)。年內,用作此項計算之普通股加權平均數為234,458,000股(二零零二年:215,113,000股)已發行普通股,此數目同時用於計算每股基本盈利;加權平均數5,858,904股(二零零二年:無)普通股被假設為已於年內行使所有具攤薄影響之購股權而獲無代價發行。

14. 固定資產

集團

	租賃土地及樓宇(估值) 千港元	租賃土地及樓宇(成本) 千港元	廠房及機器(成本) 千港元	傢具、裝置及辦公室設備(成本) 千港元	汽車(成本) 千港元	在建工程(成本) 千港元	合計(成本或估值) 千港元
成本或估值							
年初	56,300	–	26,910	2,223	1,623	28	87,084
添置	–	30,458	13,553	1,002	2,815	9,152	56,980
出售	–	–	–	(1)	(264)	–	(265)
轉移	–	28	–	–	–	(28)	–
二零零三年十二月三十一日	56,300	30,486	40,463	3,224	4,174	9,152	143,799
累計折舊							
年初	4,229	–	5,400	1,129	664	–	11,422
年內撥備	1,660	93	3,132	487	527	–	5,899
出售	–	–	–	(1)	(114)	–	(115)
二零零三年十二月三十一日	5,889	93	8,532	1,615	1,077	–	17,206
賬面淨值：							
二零零三年十二月三十一日	50,411	30,393	31,931	1,609	3,097	9,152	126,593
二零零二年十二月三十一日	52,071	–	21,510	1,094	959	28	75,662

本集團之租賃土地及樓宇位於中國，於二零零三年十二月三十一日之賬面淨值為80,804,000港元。租賃土地以長期租約持有。

本集團之租賃土地及樓宇乃二零零三年十二月三十一日經獨立專業估值師Castores Magi Surveyors Limited(「CMSL」)按公開市場及現有用途基準估值。

倘本集團之租賃土地及樓宇按歷史成本值減累計折舊及減值虧損入賬，賬面值將約為23,812,000港元。

15. 無形資產

集團

	商標 特許權 千港元
成本：	
添置及於二零零三年十二月三十一日	7,998
累計攤銷	
年內及於二零零三年十二月三十一日之攤銷	424
賬面淨值：	
於二零零三年十二月三十一日	7,574
於二零零二年十二月三十一日	–

16. 於附屬公司之權益

	公司 二零零三年 千港元	 二零零二年 千港元
非上市股份，按成本值	**45,344**	45,344
附屬公司應收款項	**22,845**	29,962
	68,189	75,306

附屬公司應收款項為無抵押、免息，且無固定還款期。

16. 於附屬公司之權益(續)

以下詳列本公司於二零零三年十二月三十一日直接或間接持有之附屬公司：

公司名稱	註冊成立／註冊地點	營業地點	已發行及繳足股份面值／註冊資本	本公司所佔股權百分比 直接	間接	主要業務
Chitaly (BVI) Limited (「Chitaly BVI」)	英屬處女群島	香港	普通股 2美元	100	–	投資控股
香港皇朝傢俬集團有限公司	香港	香港	普通股 10,000港元	–	100	投資控股
中意傢俬有限公司	香港	香港	普通股 10,000港元	–	100	投資控股及售賣傢具
萬利寶(廣州)家具有限公司(「萬利寶」)	中華人民共和國(「中國」)(附註1)	中國	實繳註冊資本 5,700,000美元	–	100	製造及售賣傢具
廣州富發家具有限公司(「富發」)*	中國(附註2)	中國	實繳註冊資本 20,000,000美元	–	100	製造及售賣傢具
Hong Kong Wong Chiu Furniture Holding Limited (「Wong Chiu」)*	英屬處女群島	香港	普通股 1美元	–	100	買賣傢具
King Apex International Limited (「King Apex」)*	英屬處女群島	香港	普通股 1美元	–	100	提供設計服務
Lead Concept Development Limited (「Lead Concept」)*	英屬處女群島	香港	普通股 1美元	–	100	提供客戶服務
Smart Excel International Limited (「Smart Excel」)*	英屬處女群島	香港	普通股 1美元	–	100	提供品質控制服務
Umbrella Group Limited	英屬處女群島	香港	普通股 1美元	–	100	休業

16. 於附屬公司之權益（續）

以下詳列本公司於二零零三年十二月三十一日直接或間接持有之附屬公司：

公司名稱	註冊成立／註冊地點	營業地點	已發行及繳足股份面值／註冊資本	本公司所佔股權百分比 直接	間接	主要業務
Coralview Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Ridgecrest Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Moffat Limited	英屬處女群島	香港	普通股 1美元	–	100	休業
Knollwood Limited	英屬處女群島	香港	普通股 1美元	–	100	休業

* 於年內成立

上表所列出之本公司附屬公司乃董事認為對本年度業績構成主要影響或組成本集團資產淨值重大部份者。董事認為列出其他附屬公司詳情將令資料過於冗長。

附註：

1. 萬利寶乃根據其日期為一九九九年六月十五日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及萬利寶營業期限因此為由一九九九年七月九日起計30年。

2. 富發乃根據其日期為二零零三年三月十三日之公司組織章程細則而成立之全資外資企業。公司組織章程細則之期限及富發營業期限因此為由二零零三年四月二十二日起計20年。

17. 存貨

	集團 二零零三年 千港元	集團 二零零二年 千港元
原料	**8,829**	4,207
在製品	**9,901**	6,570
製成品	**22,019**	12,654
	40,749	23,431

於結算日並無存貨以變現淨值入賬（二零零二年：零）。

18. 應收賬款

本集團與客戶之貿易條款以賒賬為主，惟新客戶除外，新客戶一般需預先付款。賒賬期一般為30至90日。每名客戶均設有信貸上限。本集團嚴格控制未結清之應收賬款，高級管理層定期對過期欠款之結餘進行評估。

於結算日，根據發票日期計算之減除撥備後應收賬款之賬齡分析如下：

	集團	
	二零零三年	二零零二年
	千港元	千港元
30日內	**2,960**	4,308
31日至90日	**1,852**	824
91日至180日	**112**	32
	4,924	5,164

19. 應付賬款

應付賬款之賬齡分析如下：

	集團	
	二零零三年	二零零二年
	千港元	千港元
結欠款項賬齡：		
30日內	**19,291**	15,388
31日至90日	**9,827**	6,244
91日至180日	**73**	2
181日至360日	**–**	–
一年以上	**38**	50
應付賬款總額	**29,229**	21,684

20. 遞延稅項

年內遞延稅項負債變動如下：

遞延稅項負債

本集團

	二零零三年 重估租賃土地 及樓宇 千港元
於二零零三年一月一日	
如之前的呈報	–
以前年度調整：	
會計實務準則第12號－重列遞延稅項	6,363
重列	6,363
遞延稅項負債總額	
於二零零三年十二月三十一日	6,363

本集團

	二零零二年 重估租賃土地 及樓宇 千港元
於二零零二年一月一日	
如之前的呈報	–
以前年度調整：	
會計實務準則第12號－重列遞延稅項	–
重列	–
年內抵減權益之遞延稅項	6,363
於二零零二年十二月三十一日	6,363

於二零零三年十二月三十一日，由於本集團並無因本集團若干附屬公司之未減免盈利應付之稅項產生額外之稅項負債，因此，本集團無就該等未減免數額產生重大未確認遞延稅項負債（二零零二年：無）。

本公司派付股息予其股東概無導致出現所得稅後果。

20. 遞延稅項(續)

誠如財務報表附註3進一步解釋，會計實務準則第12號(經修訂)已於年內被採納。會計政策改動導致本集團於二零零三年及二零零二年十二月三十一日之遞延稅項負債增加6,363,000港元。因此，截至二零零三年及二零零二年十二月三十一日止年度之重估儲備已減少6,363,000港元(見綜合權益變動報表)。

21. 已發行股本

股本

	二零零三年 **千港元**	二零零二年 千港元
法定：		
2,000,000,000股每股面值0.10港元之普通股)	**200,000**	200,000
已發行及繳足：		
232,566,000股每股面值0.10港元之普通股（二零零二年：230,000,000股每股面值0.10港元之普通股)	**23,257**	23,000

年內，股本變動如下：

(a) 7,300,000股每股面值0.1港元之股份已根據行使本公司購股權而發行，認購價每股0.73港元，未扣開支前之現金總代價為5,329,000港元；

(b) 4,734,000股每股面值0.1港元之股份已被購回，平均認購價每股2.30港元，未扣開支前之現金總代價為10,909,700港元，所有被購回股份其後按其賬面值註銷，金額為473,400港元；而每股購回價格超過股份面值之差額已記入本公司之股份溢價賬，數額為10,436,300港元。

購股權計劃

本公司設有一項購股權計劃(「計劃」)，作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

根據計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目最多不得超過本公司已發行之有關類別證券(就此不包括計劃及本公司任何其他購股權計劃獲行使後所發行之股份）數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

21. 已發行股本(續)

購股權計劃(續)

倘於截至最近授出之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行或將予發行之股份總數超過本公司不時已發行股本之1%,則不得授予該人士任何購股權。

購股權可按計劃之條款於購股權限期內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知個承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標,但董事會保有酌情權,可於若干表現指標達到時加快定期購股權之歸屬。

以下為年內可認購本公司股份之購股權在數目上之變動:

購股權計劃	於二零零三年一月一日尚未行使之購股權數目	年內授出之購股權數目	年內行使之購股權數目	於二零零三年十二月三十一日尚未行使之購股權數目	每股行使價港元	行使期
計劃	2,700,000	–	(2,700,000)	–	0.73	1/1/2003至31/12/2005
計劃	4,600,000	–	(4,600,000)	–	0.73	1/1/2003至31/12/2005
計劃	–	6,500,000	–	6,500,000	1.17	1/6/2003至31/5/2006
計劃	–	4,600,000	–	4,600,000	2.18	1/11/2003至31/10/2006
	7,300,000	11,100,000	(7,300,000)	11,100,000		

年內有7,300,000份購股權獲行使,因而發行7,300,000股本公司普通股及730,000港元之新股本及股份溢價4,599,000港元(未計發行費用前),詳見財務報表附註22。

於結算日,本公司共有尚未行使之購股權11,100,000份。就本公司現時之股本架構而言,倘餘下之購股權獲全數行使後,本公司須增發11,100,000股每股面值0.10港元之普通股,而扣除相關之股份發行開支前之所得款項約為17,633,000港元。

22. 儲備

集團

	股份溢價賬(附註(a)) 千港元	外匯波動儲備 千港元	租賃土地及樓宇重估儲備 千港元	保留溢利 千港元	合計 千港元
於二零零二年一月一日	–	–	–	45,330	45,330
股份溢價資本化以發行股份(見附註21)	(18,775)	–	–	–	(18,775)
透過首次公開招股發行股份	36,225	–	–	–	36,225
股份發行開支	(8,402)	–	–	–	(8,402)
重估盈餘	–	–	26,513	–	26,513
去年度調整會計實務準則第12號－重列遞延税項	–	–	(6,363)	–	(6,363)
綜合一家附屬公司所產生之匯兑差額	–	367	–	–	367
年度純利	–	–	–	44,514	44,514
特別股息	–	–	–	(10,000)	(10,000)
中期股息	–	–	–	(5,750)	(5,750)
擬派末期股息	–	–	–	(18,616)	(18,616)
於二零零三年一月一日	9,048	367	20,150	55,478	85,043
行使購股權	4,599	–	–	–	4,599
購回股份(包括開支)	(10,629)	–	–	–	(10,629)
綜合附屬公司產生之匯兑差額	–	(402)	–	–	(402)
年度純利	–	–	–	77,244	77,244
中期股息	–	–	–	(14,238)	(14,238)
擬派末期股息	–	–	–	(27,908)	(27,908)
於二零零三年十二月三十一日	3,018	(35)	20,150	90,576	113,709

22. 儲備（續）

公司

	股份溢價賬（附註(a)）千港元	繳入盈餘（附註(b)）千港元	累計虧損 千港元	合計 千港元
於二零零二年一月一日	–	–	(15)	(15)
股份溢價資本化以發行股份（附註21）	(18,775)	–	–	(18,775)
透過公開招股發行股份	36,225	–	–	36,225
股份發行開支	(8,402)	–	–	(8,402)
因收購Chitaly BVI及其附屬公司而產生（見附註21）	–	45,144	–	45,144
年度純利	–	–	14,230	14,230
特別股息	–	–	(10,000)	(10,000)
中期股息	–	–	(5,750)	(5,750)
擬派末期股息	–	–	(18,616)	(18,616)
於二零零三年一月一日	9,048	45,144	(20,151)	34,041
行使購股權	4,599	–	–	4,599
購回股份（包括開支）	(10,629)	–	–	(10,629)
年度純利	–	–	29,905	29,905
中期股息	–	–	(14,238)	(14,238)
擬派末期股息	–	–	(27,908)	(27,908)
於二零零三年十二月三十一日	3,018	45,144	(32,392)	15,770

附註：

(a) 根據開曼群島公司法（二零零一年第二次修訂本），股份溢價及繳入盈餘可供分派予本公司股東，惟於緊隨建議派發股息當日後，本公司須有能力償還日常業務過程中到期支付之債務。

(b) 本公司之繳入盈餘指根據二零零一年十二月十五日集團重組所收購之附屬公司當時之合併資產淨值高於本公司為作交換所發行股份之面值之差額。

23. 綜合現金流量表附註

現金及現金等價物

包括在現金流量表之現金及現金等價物由以下之資產負債表數額所組成：

	集團	
	二零零三年	二零零二年
	千港元	千港元
手頭現金及銀行結餘	**77,392**	87,838

於結算日，本集團以人民幣計值之手頭現金及銀行結餘為28,238,000港元(二零零二年：18,469,000港元)。然而，在中國國內之外匯管理條例及結匯、售匯及付匯管理規定之限制下，人民幣不可以自由兑換為其他貨幣，本集團獲准許透過獲授權運作外幣兑匯業務之銀行將人民幣兑換為其他貨幣。

24. 承擔

(a) 資本承擔

	集團	
	二零零三年	二零零二年
	千港元	千港元
資本承擔：		
就以下項目已訂約但未撥備		
— 樓宇建設	—	**839**

(b) 經營租賃承擔

本集團根據經營租約租賃其若干寫字樓。寫字樓商議之租期為三年。

於結算日，本集團根據不可撤銷經營租約於日後須支付之最低租金於以下時間到期支付：

	集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	**386**	290
第二至第五年(包括首尾兩年)	**303**	320
	689	610

25. 或然負債

於二零零三年十二月三十一日，本集團及本公司並無任何重大或然負債。

26. 關連人士交易

於截至二零零三年十二月三十一日止年度期間，本集團與關連人士並無任何重大交易。

27. 通過財務報表

財務報表於二零零四年四月六日經董事會通過及授權刊發。

(5)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chitaly Holdings Limited ("Company"), you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission.

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

PROPOSALS FOR RE-ELECTION OF DIRECTOR, GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES AND AMENDMENTS TO ARTICLES OF ASSOCIATION

The notice convening the annual general meeting of the Company ("AGM") is set out on pages 13 to 17 of this circular. A form of proxy for the AGM is also enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or any adjourned meeting thereof should you so desire.

13th April, 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be held at The Kowloon Club, 15/F & 16/F, East Wing, New World Office Building, 24 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong on 5th May, 2004 at 10:00 a.m.
"AGM Notice"	the notice convening the AGM, a copy of which is set out at the end of this circular
"Board"	board of Directors
"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Existing Articles"	the existing articles of association of the Company adopted at an extraordinary general meeting of the Company held on 26 April 2002
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	2nd April, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Articles"	the articles of association of the Company proposed to be adopted under special resolution numbered 6 as set out in the AGM Notice
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr. Tse Kam Pang *(Chairman)*
Mr. Lam Toi
Ms. Lam Ning, Joanna

Independent Non-Executive Directors:
Mr. Tsao Kwang Yung, Peter
Mr. Ma Gary Ming Fai

Registered Office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

Head office and principal place of business:
Unit 17, 7/F Concordia Plaza,
1 Science Museum Road,
Tsim Sha Tsui, Kowloon,
Hong Kong

13th April, 2004

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTOR, GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES, AND AMENDMENTS TO ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM relating to (i) the re-election of Director; (ii) the granting to the Directors of general mandates for the issue and the repurchase of the Company's securities up to 20 per cent. and 10 per cent. respectively of the aggregate nominal amount of the Company's issued share capital as at the date of the passing of such resolutions; and (iii) the proposed adoption of the New Articles in substitution for the Existing Articles.

RE-ELECTION OF DIRECTOR

The Board currently consists of 5 Directors, namely Mr. Tse Kam Pang, Mr. Lam Toi, Ms. Lam Ning, Joanna, Mr. Tsao Kwang Yung, Peter and Mr. Ma Gary Ming Fai.

According to Article 87 of the Existing Articles, at each annual general meeting, one third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not greater than one-third, shall retire from office. The Director(s) to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Director(s) shall be eligible for re-election.

Pursuant to Article 87 of the Existing Articles, Mr. Lam Toi will retire at the AGM. He is eligible for re-election.

Article 88 of the Existing Articles provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven clear days (but not more than fourteen clear days) before the date of the general meeting.

Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the AGM, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on or before 27th April, 2004.

A brief biographical details of the retiring Director are set out in Appendix I of this circular. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the AGM is received after the printing of this circular, the Company will issue an announcement and/or a supplementary circular to inform Shareholders of the details of the additional candidate proposed.

GENERAL MANDATES TO ISSUE AND REPURCHASE SECURITIES

New general mandates to allot, issue and deal with securities of the Company up to 20 per cent. and to repurchase securities up to 10 per cent. respectively of the aggregate nominal amount of the issued share capital of the Company as at the date of the resolutions as set out in Resolutions numbered 5(A) and 5(B) respectively of the AGM Notice will be proposed at the AGM. A resolution authorising the extension of the general mandate to the Directors to issue securities to include the aggregate nominal amount of such securities (if any) repurchased under the repurchase mandate as set out in Resolution numbered 5(C) of the AGM Notice will be proposed at the AGM.

With reference to the proposed new general mandates, the Directors wish to state that they have no immediate plans to issue or repurchase any securities pursuant to the relevant mandates.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolutions numbered 5(A), 5(B) and 5(C) to be proposed at the AGM in relation to the proposed general mandates to issue and repurchase securities are set out in the Appendix II to this circular.

AMENDMENTS TO THE EXISTING ARTICLES

The Stock Exchange published amendments to the Listing Rules on 30th January, 2004. Subject to specific transitional arrangements in respect of some of the new provisions, the revised Listing Rules will become effective on 31st March, 2004. The revised Listing Rules have imposed certain new requirements which have to be reflected in the articles of association/byelaws of all issuers. To align the Articles with the revised Listing Rules, the Board proposes that the New Articles be adopted in substitution for the Existing Articles to comply with the revised Listing Rules.

Under the Existing Articles, the Company may by special resolution in general meeting at any time alter or amend its memorandum and articles of association in whole or in part. Details of the proposed amendments to be made to the Existing Articles are set out in the Appendix III to this circular. A copy of the draft New Articles (with another marked-up copy to show the changes) is available for inspection during normal business hours at the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong from the date of this circular up to and including the date of the AGM and at the AGM.

AGM

The notice convening the AGM is set out at the end of this circular. Ordinary resolutions in respect of the general mandates to issue and repurchase securities and special resolution in respect of the adoption of New Articles will be proposed at the AGM.

A form of proxy for the AGM is also enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or any adjourned meeting thereof should you so desire.

Pursuant to the Existing Articles of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded (i) by the Chairman of the meeting; or (ii) by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) by a

Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or (iv) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RECOMMENDATION

The Directors consider that the re-election of Director, the grant of general mandates to issue and repurchase securities, and to add the aggregate nominal amount of securities that may be repurchased to the aggregate nominal amount of securities that may be allotted pursuant to the general mandate to issue securities, and the adoption of New Articles are each in the best interests of the Company and the Shareholders as a whole, and accordingly, recommend all Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

PARTICULARS OF DIRECTOR FOR RE-ELECTION

The biographical details of the Director eligible for re-election at the AGM are set out below.

Mr. LAM Toi, aged 41, executive Director

Experience

Mr. LAM Toi is the deputy chairman and chief executive officer of the Company and co-founder of the Group. Mr. Lam is responsible for overall strategic planning, sales and distribution operations as well as business and product development of the Group. Before founding the Group, Mr. Lam has over 16 years of experience in China trade and furniture business. Mr. Lam is presently the vice-chairman of the Guangzhou Furniture Association, and executive director of the China Furniture Association, a committee member of International Furniture and Decoration (Hong Kong) Association, permanent president of Hong Kong Furniture and Decoration Trade Association Limited and a visiting professor of Furniture Design at (中南林學院建築工程學院).

Length of service

Mr. LAM Toi has entered into a service contract with the Company for acting as an executive Director for an initial term of two years commencing from 1st May 2002. The service contract shall continue unless and until terminated by either the Company or Mr. LAM Toi giving to the other not less than 2 months' prior notice in writing to terminate the service contract.

Relationships

Mr. Lam is the elder brother of Miss LAM Ning, Joanna, an executive Director. Save as disclosed above, Mr. LAM Toi does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. LAM Toi was taken as beneficially interested in 73,750,000 Shares pursuant to Part XV of the SFO.

Director's emoluments

Pursuant to the service contract entered into between Mr. LAM Toi and the Company mentioned above, Mr. LAM Toi is entitled to receive an annual salary of HK$2,600,000. During the financial year of 2003, Mr. Lam exercised 2,300,000 share options to subscribe for 2,300,000 Shares and was further granted 2,300,000 share options. As at the Latest Practicable Date, Mr. Lam was holding 2,300,000 share options.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the AGM in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued capital of the Company was HK$23,256,600, consisting of 232,566,000 fully paid Shares. A new general mandate to repurchase securities up to 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the resolutions, if passed, as set out the AGM Notice will be proposed at the AGM. Subject to the passing of the resolution granting the proposed mandate to repurchase securities and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 23,256,600 Shares during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws or the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Board believes that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase its securities in the market. Any repurchase of securities of the Company may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value or earnings per Share or both and will only be made when the Board believes that a repurchase of securities will benefit the Company and the Shareholders.

FUNDING OF REPURCHASES

Any repurchase of securities of the Company would be funded entirely from the cash flow or working capital facilities available to the Company, and will, in any event be made out of funds legally available for the purpose in accordance with the memorandum and articles of association of the Company and the applicable laws of the Cayman Islands and the Listing Rules. Such funds include, but are not limited to, profits available for distribution.

The Directors have no present intention to repurchase any securities of the Company and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the securities of the Company can be repurchased on terms favourable to the Company. The Directors anticipate that if the general mandate to repurchase securities of the Company were to be exercised in full at the currently prevailing market value, it might have an adverse impact on the working capital and gearing level of the Company. The Directors do not propose to exercise the mandate to repurchase securities of the Company to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors are from time to time appropriate for the Company.

MARKET PRICE OF SHARES

The following table shows the highest and lowest prices at which the securities have been traded on the Stock Exchange in each of the last twelve months:

	Shares	
	Highest *(HK$)*	Lowest *(HK$)*
2003		
April	1.16	0.92
May	1.61	1.12
June	1.93	1.62
July	2.625	1.6
August	2.925	2.425
September	2.5	2.025
October	2.45	2.075
November	2.6	2.3
December	2.475	2.325
2004		
January	2.875	2.35
February	2.8	2.45
March	4.2	2.55
1st-2nd April	3.925	3.775

GENERAL

None of the Directors, to the best of their knowledge and having made all reasonable enquiries, nor any of their associates as defined in the Listing Rules currently intend to sell securities to the Company or its subsidiaries. The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase securities of the Company in accordance with the Listing Rules and applicable laws of the Cayman Islands.

No connected persons as defined in the Listing Rules of the Company, has notified the Company that they have a present intention to sell any securities of the Company hold by them to the Company, or has undertaken not to sell any of the securities of the Company in the event that the Company is authorised to make repurchases of its securities.

TAKEOVERS CODE

If as a result of a repurchase of securities of the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, each of Mr.Tse Kam Pang and Mr. Lam Toi was directly and/or indirectly interested in an aggregate of 73,750,000 Shares, representing approximately 31.71 per cent. of the issued share capital of the Company. Based on such interests and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed repurchase mandate, the interests of each of Mr. Tse Kam Pang and Mr. Lam Toi will be increased to approximately 35.23 per cent. of the issued share capital of the Company. To the best of the knowledge and belief of the Directors, such increase in the interests of each of Mr. Tse Kam Pang and Mr. Lam Toi will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to repurchase securities of the Company to the extent that it will trigger the obligations under the Takeovers Code to make a mandatory offer.

In the event that the repurchase mandate is exercised in full, the number of the relevant class of securities of the Company held by the public will not fall below 25 per cent. of the total number of that class of securities then in issue.

In the six months preceding the Latest Practicable Date, the Company has repurchased Shares on the Stock Exchange, particulars of which are provided as follows:

Date	Shares	Price
14th October, 2003	700,000	2.3250
15th October, 2003	200,000	2.3250
15th October, 2003	120,000	2.3000
16th October, 2003	148,000	2.3250
17th October, 2003	1,000,000	2.3250
17th October, 2003	22,000	2.3000
20th October, 2003	250,000	2.3250
21st October, 2003	482,000	2.3250
22nd October, 2003	440,000	2.3250
22nd October, 2003	50,000	2.3000
23rd October, 2003	50,000	2.3250
23rd October, 2003	100,000	2.3000
23rd October, 2003	50,000	2.2750
23rd October, 2003	100,000	2.2500
23rd October, 2003	100,000	2.2250
24th October, 2003	52,000	2.3000
24th October, 2003	50,000	2.2750
24th October, 2003	296,000	2.2250
24th October, 2003	124,000	2.2000
27th October, 2003	50,000	2.2250
27th October, 2003	158,000	2.2500
24th November, 2003	152,000	2.3000
23rd December, 2003	40,000	2.3250
Total number of Shares repurchased by the Company	4,734,000	

The main amendments to the Existing Articles are set out as follows:

(A) By inserting the following new definition of "associate(s)" in Article 2:

""associate" has the meaning attributed to it in the rules of the Designated Stock Exchange."

(B) By deleting the existing definition of "Subsidiary and Holding Company" in Article 2 and replacing therewith the following new definition:

""Subsidiary and Holding Company" have the meanings attributed to them in the rules of the Designated Stock Exchange."

(C) By re-numbering existing Article 76 as Article 76(1);

(D) By inserting the following as new Article 76(2):

"(2) Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(E) By deleting the existing Article 88 in its entirety and replacing therewith the following new Article 88:

"88. No person other than a Director retiring at an annual general meeting pursuant to Article 86(3) shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(F) By deleting the existing Article 103 in its entirety and replacing therewith the following new Article 103:

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) Where a company in which a Director and/or his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board."

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Chitaly Holdings Limited ("Company") will be held at The Kowloon Club, 15/F & 16/F, East Wing, New World Office Building, 24 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong on Wednesday, 5th May, 2004 at 10:00 a.m. for the following purposes:

1. To receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December, 2003;

2. To declare a final dividend for the year ended 31st December, 2003, to be paid out of the share premium account of the Company, if necessary;

3. To re-elect directors and to authorise the board of directors to fix their remuneration;

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration;

5. By way of special business, to consider, and if thought fit, to pass each of the following resolutions, with or without modification, as ordinary resolutions:

ORDINARY RESOLUTIONS

A. "**THAT**:

(a) subject to paragraph (c) of this Resolution and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval given in paragraph (a) of this Resolution shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given in paragraph (a) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly;

(d) subject to the passing of each of the paragraphs (a), (b) and (c) of this Resolution, any prior approvals of the kind referred to in paragraphs (a), (b) and (c) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(e) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

'Rights Issue' means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in any territory outside Hong Kong)"

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities which may be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the relevant class of securities of the Company in issue at the date of the passing of this Resolution and the approval granted under paragraph (a) of this Resolution shall be limited accordingly; and

(c) subject to the passing of each of the paragraphs (a) and (b) of this Resolution, any prior approvals of the kind referred to in paragraphs (a) and (b) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon the passing of Resolutions 5A and 5B as set out in the notice convening the Meeting, the general mandate granted to the directors of the Company ("Directors") to exercise the powers of the Company to allot, issue or otherwise deal with shares of the Company ("Shares") pursuant to Resolution numbered 5A above be and is hereby extended by the addition thereto an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 5B above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

6. By way of special business, to consider, and if thought fit, to pass the following resolution, with or without modification, as a special resolution:

SPECIAL RESOLUTION

"**THAT** the new articles of association ("New Articles") of the Company, a copy of which has been produced to the Meeting marked "A" and signed by the Chairman of the Meeting by way of identification purpose by the Chairman thereof, be and is hereby approved and adopted in substitution for the articles of association adopted by the Company at its extraordinary general meeting held on 26th April 2002, and that the directors of the Company be and are hereby authorised to do all things necessary to implement the adoption of the New Articles."

By order of the Board of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 6th April, 2004

Notes:

1. The register of members of the Company will be closed from 3rd May, 2004 to 5th May, 2004, both days inclusive, during which period no transfer of shares will be registered. Members whose names appear on the register of members of the Company at the close of business on 5th May, 2004 will be entitled to attend and vote at the Annual General Meeting. In order to qualify for the final dividend, members are reminded to ensure that all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 30 April, 2004.

2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, and in the event of a poll, vote in his/her stead. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.

4. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. The completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

5. Concerning Resolution 5A above, the directors wish to state that in respect of this general mandate, they have no immediate plans to issue any new securities of the Company. Approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in order to allow flexibility and discretion to the directors in the event that it becomes desirable to issue any securities of the Company up to 20 per cent. of the existing issued share capital.

6. The general purpose of the authority to be conferred on the directors by Resolution 5B above is to increase flexibility and to provide discretion to the directors in the event that it becomes desirable to repurchase securities representing up to a maximum of 10 per cent. of the relevant class of securities of the Company in issue at the date of passing the resolution.

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函或對　閣下應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下之中意控股有限公司(「本公司」)之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。

CHITALY HOLDINGS LIMITED
中意控股有限公司

(於開曼群島註冊成立之有限公司)

(股份編號：1198)

建議重選董事、發行及購回
證券之一般授權及
修訂組織章程細則

股東週年大會通告載於本通函第13至17頁。股東週年大會之代表委任表格亦隨附於本通函內。無論　閣下擬否出席股東週年大會，務請盡快根據隨附之代表委任表格所列印之指示將代表委任表格填妥及交回本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東週年大會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席股東週年大會或任何續會，並於會上投票。

二零零四年四月十三日

目錄

釋義

於本通函中，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零四年五月五日上午十時正假座香港九龍尖沙咀梳士巴利道24號新世界寫字樓大廈東翼15及16樓九龍會舉行之股東週年大會
「股東週年大會通告」	指	召開股東週年大會之通告，其副本載於本通函之最後部份
「董事會」	指	董事會
「本公司」	指	中意控股有限公司，於開曼群島註冊成立之有限公司，其證券於聯交所主板上市
「董事」	指	本公司董事
「現有細則」	指	本公司於二零零二年四月二十六日舉行之股東特別大會中所採納之現有組織章程細則
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零四年四月二日，即本通函付印前確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新細則」	指	建議採納載於股東週年大會通告第6項特別決議案下之本公司組織章程細則
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港收購及合併守則

CHITALY HOLDINGS LIMITED
中意控股有限公司

(於開曼群島註冊成立之有限公司)

執行董事：
謝錦鵬先生 *(主席)*
林岱先生
林寧女士

獨立非執行董事：
曹廣榮先生
馬明輝先生

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
Grand Cayman
Cayman Islands
British West Indies

總辦事處及主要營業地點：
香港九龍
尖沙咀科學館道一號
康宏廣場
7樓17室

建議重選董事、發行及購回
證券之一般授權及
修訂組織章程細則

緒言

本通函旨在向　閣下提供有關(i)重選董事；(ii)授予董事發行及購回本公司證券之一般授權，其數目最多分別為本公司於通過該等決議案當日之已發行股本總面值之20%及10%；及(iii)建議採納新細則以取代現有細則。

重選董事

董事會現包括五名董事，分別為謝錦鵬先生、林岱先生、林寧女士、曹廣桊先生及馬明輝先生。

根據現有細則第87條，於每一次股東週年大會上應有三分一之董事（倘其數目並非三或三之倍數，則以最接近三之數為準）告退。每年告退之董事應為彼等於上次膺選之後任期最長之董事，惟該等人士倘於同日成為董事而須退任者則須以抽籤決定（彼等自行協議者除外）。退任董事可再重選連任。

根據現有細則第87條，林岱先生須於股東週年大會上告退並可重選連任。

現有細則第88條訂明任何人士（退任董事除外），除獲董事會推薦參選外，可於任何大會中參選成為董事，惟本公司須於大會舉行至少7日前（但不多於14日）接獲表示有意提名該名人士參選成為董事及該名人士願意接受提名之書面通知。

因此，倘一名股東意欲於股東週年大會中提名一名人士參選成為董事，其表示有意提名該名人士參選成為董事之通知及該名人士已簽署願意接受提名之通知須於二零零四年四月二十七日或之前送交本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

有關退任董事之簡歷詳情載於本通函附錄一。如本公司於本通函付印後方收到股東意欲於股東週年大會中提名一名人士參選成為董事之有效通知，本公司將發出一份公佈及／或補充通函以知會各股東有關該新增候選人之簡歷詳情。

發行及購回證券之一般授權

分別載於股東週年大會通告第5A及5B項決議案有關配發、發行及買賣本公司證券之新一般授權（其數目最多為本公司於該等決議案當日之已發行股本總面值之10%）將於股東週年大會上提出。授權董事發行證券之一般授權擴大至包括根據載於股東週年大會通告第5C項購回授權所購回之該等證券（如有）之總面值之決議案將於股東週年大會上提出。

茲提述所建議之新一般授權，董事欲表明彼等暫無計劃根據有關授權發行及購回任務證券。

根據上市規則規定須寄發予股東以便各股東能詳盡瞭解及於股東週年大會上投票贊成或反對所建議有關發行及購回證券之一般授權之第5A、5B及5C項決議案之說明函件載於本通函附錄二。

修訂現有細則

聯交所於二零零四年一月三十日頒佈多項修訂。經修訂上市規則將於二零零四年三月三十一日生效，惟部份新條文須受特定過渡安排所限。所有發行商須根據經修訂上市規則製定之若干新規定對組織章程及附例作出相應之修訂。為使組織章程與經修訂上市規則相一致，董事會建議採納新細則以取代現有細則以符合經修訂之上市規則。

根據現有細則，本公司可以特別決議案隨時於大會中修改或修訂全部或部份組織章程大綱及細則。建議修訂現有細則之詳情載於本通函附錄三。由本通函日期起至及包括股東週年大會舉行日期間之一般辦公時間內，可於登捷時有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）及於股東週年大會上查閱新細則草案之副本（亦備有另一份有記號之版本以顯示有關改動）。

股東週年大會

大會通告載於本通函之最後部份。有關發行及購回證券之一般授權之普通決議案及有關採納新細則之特別決議案將於股東週年大會上提出。

無論　閣下擬否出席股東週年大會，務請盡快根據隨附之代表委任表格所列印之指示將代表委任表格填妥及交回本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東週年大會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席股東週年大會或任何續會，並於會上投票。

根據本公司現有細則，可於任何大會就一項決議案進行舉手投票，除非（於宣佈舉手投票結果時或之前或於任何以點票方式投票之其他要求被撤銷）(i)大會主席；或(ii)至少三分一親身出席之股東或如股東為一間公司時暫代其出席大會及於會上投票之被適當授權代表或代理人；或(iii)佔有權於會上投票之全體股東所有投票權之不少於十分一並親身出席大會之股東或如股東為一間公司時被適當授權之代表或代理人；或(iv)持有本公司股份（其已繳足股本總額相當

於或不少於所有有權投票之股份之已繳足股本總額之十分一）有權於會上投票並親身出席大會之股東或如股東為一間公司時被適當授權之代表或代理人，要求以點票方式進行。

推薦意見

董事認為重選董事，授予發行及購回證券之一般授權，及根據發行證券之一般授權將將可予購回證券之總面值包括在可予配發證券之總面值內，以及採納新細則均符合本公司及其股東之整體最佳利益。因此，董事建議全體股東投票贊成將於股東週年大會上提呈之有關決議案。

此　致

列位股東　台照

承董事會命
中意控股有限公司
主席
謝錦鵬
謹啟

二零零四年四月十三日

重選董事之名單

可於股東週年大會參與重選之董事履歷詳情載述如下：

林岱先生，四十一歲，執行董事

經驗

林岱先生，本公司副主席兼執行總裁，亦為本集團之共同創辦人。林先生負責本集團之整體策略策劃、銷售及分銷運作，以及業務及產品發展。創辦本集團前，彼於中國貿易及家具業務方面積逾十六年經驗。林先生現時為廣州市家具協會副主席、中國家具協會執行理事及國際傢俬裝飾業(香港)協會常務理事及香港傢俬裝飾廠商總會永久會長，以及中南林學院建築工程學院家具設計之客席教授。

服務年期

林岱先生與本公司訂立出任執行董事之服務合約，由二零零二年五月一日起計初訂兩年。服務合約一直有效至本公司或林岱先生向另一方發出不少於兩個月之書面通知以終止服務合約為止。

關係

林先生為執行董事林寧女士之兄長。除上文披露者外，林岱先生概無與本公司任何其他董事、高級管理人員、主要股東(定義見上市規則)或控股股東(定義見上市規則)有任何關係。

股份權益

於最後實際可行日期，根據證券及期貨條例第XV部，林岱先生被視作實益擁有73,750,000股股份。

董事酬金

根據上述林岱先生與本公司訂立之服務合約，林岱先生可收取年薪2,600,000港元。於二零零三年財政年度，林先生行使2,300,000份購股權以認購2,300,000股股份及再獲授予2,300,000份購股權。於最後實際可行日期，林先生擁有2,300,000份購股權。

本附錄乃遵照上市規則規定編製之說明函件，載列有關購回授權建議詳情以便各股東能詳盡瞭解及於股東週年大會上投票贊成或反對所提呈決議案。

股本

於最後實際可行日期，本公司之已發行股本為23,256,600港元，分為232,566,000股繳足股本股份。載於股東週年大會通告之購回證券最多為於通過該等決議案當日之本公司已發行股本總面值10%之新一般授權(如通過)將於股東週年大會上提呈。待建議授予購回證券之一般授權之普通決議案獲通過及基於本公司於股東週年大會日期前不再發行或購回股份，本公司將獲准於截至本公司下屆股東週年大會結束或根據本公司組織章程細則或任何適用之法例規定須予舉行本公司下屆股東週年大會之日期或該權力於股東大會被股東之決議案所撤銷或變更之日期中較早者期間，購回最多23,256,600股股份。

購回之理由

董事相信，股東向董事授出一般授權以便本公司於市場上購回股份，乃符合本公司及股東之整體最佳利益。視乎當時之市況及資金安排，該等購回本公司證券可能會導致每股股份之資產淨值或盈利或兩者均增加，及董事會僅會在其認為該等證券購回將符合本公司及股東之利益之情況下作出該等購回。

購回股份之資金

本公司用於購回證券之資金，必須源於本公司之備用現金或一般營運資金及於任何情況下依據公司組織章程及細則及開曼群島適用法例及上市規則規定可合法用作有關用途之資金中撥支。該等資金包括(但不限於)可供分派之溢利。

董事現無意購回本公司任何證券及彼等僅於其認為符合本公司最佳利益之情況及於彼等認為可按對本公司有利之條件購回證券時才行使購回之權力。董事預料倘按現行市值全數行使購回本公司證券之一般授權，可能對本公司之營運資金及負債水平造成不利影響。倘行使購回本公司證券之授權可能對董事不時認為適合本公司之營運資金需要或負債水平造成重大不利影響之情況下，董事不擬行使購回授權。

股份市價

下表為於過去十二個月內，證券於聯交所所報之每月最高及最低成交價：

	股份	
	最高	最低
	港元	*港元*
二零零三年		
四月	1.16	0.92
五月	1.61	1.12
六月	1.93	1.62
七月	2.625	1.6
八月	2.925	2.425
九月	2.5	2.025
十月	2.45	2.075
十一月	2.6	2.3
十二月	2.475	2.325
二零零四年		
一月	2.875	2.35
二月	2.8	2.45
三月	4.2	2.55
四月一日至二日	3.925	3.775

一般事項

董事及(在作出一切合理查詢後就彼等所知)其任何聯繫人士(定義見上市規則)目前無意向本公司或其附屬公司出售證券。董事已向聯交所作出承諾，在可適用之相同範圍內，彼等將根據上市規則及開曼群島之適用法例行使購回本公司證券之授權建議。

本公司並未獲任何本公司關連人士(定義見上市規則)通知，表示現時有意向本公司出售任何彼等名下之本公司之任何證券，亦無承諾不會於本公司獲授權購回其證券時出售任何名下之本公司證券。

收購守則

倘因本公司購回證券，以致一名股東於本公司之投票權比率有所增加，則根據收購守則，該等增加將被視為一項收購。因此，一名股東或一群一致行動之股東，視乎該等股東權益增加之水平而定，可取得或鞏固在本公司之控制權，則須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，謝錦鵬先生及林岱先生各自於本公司已發行股本中直接及／或間接擁有總共73,750,000股股份或約31.71%。基於此等權益及假設本公司於股東週年大會前不再發行或購回股份及倘董事根據購回授權建議全面行使權力購回本公司證券，則謝錦鵬先生及林岱先生各自於本公司已發行股本中之權益將增至約35.23%。就董事所知及所信，謝錦鵬先生及林岱先生將因其各自之權益增加而有責任根據收購守則第26條提出強制性收購建議。董事目前無意購回相當於可觸發收購守則下提出強制性收購建議之責任之本公司證券數量。

倘購回授權被全面行使，由公眾持有之本公司相關證券類別數量將不會低於該類別證券於當時已發行總數之25%。

於最後實際可行日期前6個月，本公司曾於聯交所購回股份，詳見下文：

日期	股份	價格
二零零三年十月十四日	700,000	2.3250
二零零三年十月十五日	200,000	2.3250
二零零三年十月十五日	120,000	2.3000
二零零三年十月十六日	148,000	2.3250
二零零三年十月十七日	1,000,000	2.3250
二零零三年十月十七日	22,000	2.3000
二零零三年十月二十日	250,000	2.3250
二零零三年十月二十一日	482,000	2.3250
二零零三年十月二十二日	440,000	2.3250
二零零三年十月二十二日	50,000	2.3000
二零零三年十月二十三日	50,000	2.3250
二零零三年十月二十三日	100,000	2.3000
二零零三年十月二十三日	50,000	2.2750
二零零三年十月二十三日	100,000	2.2500
二零零三年十月二十三日	100,000	2.2250
二零零三年十月二十四日	52,000	2.3000
二零零三年十月二十四日	50,000	2.2750
二零零三年十月二十四日	296,000	2.2250
二零零三年十月二十四日	124,000	2.2000
二零零三年十月二十七日	50,000	2.2250
二零零三年十月二十七日	158,000	2.2500
二零零三年十一月二十四日	152,000	2.3000
二零零三年十二月二十三日	40,000	2.3250
本公司購回股份總數	4,734,000	

現有細則之主要修訂載述如下：

(A) 細則第2條加入以下「聯繫人士」之新釋義：

「「聯繫人士」　與指定交易所規則所賦予之定義相同；」

(B) 刪除細則第2條「附屬公司及控股公司」現有之釋義，及以下述新釋義取代：

「「附屬公司及控股公司」　與指定交易所規則所賦予之定義相同；」

(C) 將現有細則第76條重新編號為細則第76(1)條；

(D) 加入以下新細則第76(2)條：

「(2)　根據指定交易所規則，當任何股東須放棄就任何個別的決議案表決或限制就任何個別的決議案只表決贊成或只表決反對，任何違反此項規定或限制而由此股東或其代表所作的表決均不予計算在內。」

(E) 刪除現行細則第88條全文，並以下文取代，作為第88條新訂細則：

「88.　除根據細則第86(3)條於股東週年大會上告退之董事外，若非獲董事提名委任，任何人士概不得於任何股東大會上膺選出任董事，除非由一位合資格出席大會並於會上投票之股東(惟被提名選為董事者除外)，就擬提名有關人士參與董事選舉而向本公司發出通知，連同該位被提名人士向本公司發出表明願意參選的通知，送交本公司總辦事處或註冊辦事處則作別論，惟提交上述通知之最短期限為最少七天，而提交該等通知之期間不得早於寄發進行該等董事選舉之股東大會通告翌日，亦不得遲於該股東大會舉行日期前七日。」

(F) 刪除現行細則第103條全文，並以下文取代，作為第103條新訂細則：

「103.(1) 董事不得就其或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之董事會決議案上投票，其亦不計入有關法定人數，惟此限制不適用於下列任何情況：

(i) 本公司就董事或其聯繫人士應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益，借出款項或引起之責任或作出之承擔而向該董事或其聯繫人士提供任何抵押或賠償保證之合約或安排；

(ii) 本公司就董事或其聯繫人士本身單獨或共同提供全部或部份擔保或賠償保證或提供抵押之本公司或其任何附屬公司之負債或承擔而向第三者提供任何抵押或賠償保證之合約或安排；

(iii) 任何有關提呈發售或有關由本公司提呈發售發行或其創立或擁有權益的任何其他公司的股份或債券或其他證券以供認購或購買而董事或其聯繫人士參與或將會參與發售建議的包銷或分包銷之合約或安排；

(iv) 任何董事或其聯繫人士僅因其或彼等在本公司或其任何附屬公司股份或債券或其他證券擁有之權益而與本公司股份或債券或其他證券的其他持有人以同一方式在其中擁有權益之合約或安排；

(v) 任何有關董事或其聯繫人士直接或間接在其中擁有權益(不論以高級職員或行政人員或股東身份)(惟董事及／或其聯繫人士在其中(或其藉以獲得有關權益的任何第三間公司)實益擁有任何類別已發行股份或投票權的5%或以上的公司除外)的任何其他公司的合約或安排；或

(vi) 任何有關採納、修訂或實施與本公司或其任何附屬公司董事或其聯繫人士及僱員有關的購股權計劃、公積金或退休金、身故或傷殘津貼計劃，而其中並無給予董事或其聯繫人士任何與該計劃或基金有關之僱員一般未獲賦予特權或利益之建議。

(2) 倘若及只要(僅限於倘若及只要)董事及／或其聯繫人士直接或間接持有或實益擁有(或其或其任何聯繫人士藉以獲得有關權益之任何第三間公司)一家公司任何類別權益股本或該公司所授予股東之投票權5%或以上權益，則該公司將被視作董事及／或其聯繫人士擁有5%或以上權益之公司。就本段而言，不應計及董事或其聯繫人士作為被動受託人或保管受託人所持有但並無擁有實益權益之任何股份，及倘若及只要其他人士有權收取有關收入而董事或其聯繫人士擁有復歸或剩餘權益之信託所涉及之股份，及董事或其聯繫人士僅作為單位持有人而擁有權益之法定單位信託計劃所涉及之股份以及並無附帶股東大會投票權且嚴格規限股息及股本回報權之任何股份。

(3) 倘董事及／或其聯繫人士(定義見指定交易所之規則(如適用))持有5%或以上權益之公司於一項交易擁有重大利益，則該董事及／或其聯繫人士亦將被視作於有關交易擁有重大利益。

(4) 倘於任何董事會會議上產生任何有關董事(大會主席外)有重大利益關係或有關任何董事(大會主席外)投票權之問題，而有關問題並未於董事自願同意放棄投票之情況下獲解決，則有關問題將轉交大會主席處理，而大會主席就該等其他董事之裁決將為最終及不可推翻，惟董事知悉董事所擁有權益之性質或範圍並未向董事會全面披露之情況除外。倘上述問題與大會主席有關，則有關問題將以董事會決議案裁決，就此而言，該主席不得投票，而有關決議案將為最終及不可推翻，惟就該主席知悉該主席所擁有權益之性質或範圍並未向董事會全面披露之情況除外。」

CHITALY HOLDINGS LIMITED
中意控股有限公司
(於開曼群島註冊成立之有限公司)

茲通告中意控股有限公司(「本公司」)謹定於二零零四年五月五日(星期三)上午十時正假座香港九龍尖沙咀梳士巴利道24號新世界寫字樓大廈東翼15及16樓九龍會舉行股東週年大會，以處理下列事項：

1. 省覽及通過截至二零零三年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告；

2. 宣派截至二零零三年十二月三十一日止年度末期股息，從本公司之股份溢價賬中支付(如有)；

3. 重選董事及授權董事會釐定董事之酬金；

4. 續聘本公司核數師並授權董事會釐定其酬金；

5. 作為特別事項，考慮並酌情通過下列決議案(作出修訂或無須修訂)為普通決議案：

普通決議案

A. 「**動議**：

(a) 在本決議案(c)段及香港聯合交易所有限公司證券上市規則之規限下，一般性及無條件批准本公司董事(「董事會」)在有關期間(按下文之定義)內行使本公司一切權力，以配發、發行或以其他方式處理本公司額外股份(「股份」)或可兑換股份之證券、或購股權、認股權證或可認購股份之類似權利，及訂立或授予可能須行使該等權力之建議、協議或購股權；

(b) 本決議案(a)段之批准將授權董事會於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之建議、協議或購股權；

(c) 董事會依據本決議案(a)段之批准而配發或有條件或無條件同意配發及發行(不論是否根據購股權或其他方式配發者)之股本面值總額，不包括

(i) 配售新股(按下文之定義)；

(ii) 行使本公司所發行認股權證上附有之認購權，或可兌換本公司股份之證券上附有之換股權；

(iii) 根據任何不時採納之購股權計劃或類似安排，以授予或發行股份或認購股份之權利予本公司及／或其任何附屬公司之僱員而須發行之股份；或

(iv) 根據本公司組織章程細則不時發行以股代息或類似安排而需配發股份以代替全部或部份股息；

須不得超過本公司於本決議案通過當日之已發行股本面值總額20%，而上述之批准亦受相應之限制；

(d) 在本決議案(a)、(b)及(c)段之規限下，撤銷已授予董事本決議案(a)、(b)及(c)段所述類別之任何先前而現時仍然生效之決議案；及

(e) 就本決議案而言：

『有關期間』指由通過本決議案當日至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何適用之法例或本公司之組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上以普通決議案撤回或修訂本決議案所授予之權力；及

『配售新股』指董事會於指定期間內，向於指定記錄日期名列本公司股東名冊之股份持有人，按照彼等當時所持之股份比例配售股份之建議(惟董事會有權就零碎股份，或根據任何地區之法律之限制或責任，或任何認可監管機構或證券交易所之規定，而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排)。」

B. 「**動議**：

(a) 在本決議案第(b)段之規限下，一般及無條件批准本公司董事(「董事會」)於有關期間(定義見下文)內行使本公司之一切權力，根據股份購回守則在香港聯合交易所有限公司(「聯交所」)或本公司股份可上市及為證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，購回本公司股本中之股份，而有關購回須根據一切適用法規進行；

(b) 根據本決議案(a)段，本公司於有關期間可購回之證券面值總額，不得超過本決議案通過當日本公司已發行之該等有關證券類別之面值總額10%，而本決議案(a)段之批准應以此為限；及

(c) 在本決議案(a)及(b)段之規限下，撤銷已授予董事會本決議案(a)及(b)段所述類別之任何先前而現時仍然生效之決議案；及

(d) 就本決議案而言：

『有關期間』指由通過本決議案當日至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或任何適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上以普通決議案撤回或修訂本決議案所授予之權力。」

C. 「**動議**：

待召開大會通告所載決議案5A及5B獲通過後，批准擴大根據上文決議案5A所授予本公司董事（「董事會」）可行使本公司有關配發、發行或以其他方式處理本公司股份（「股份」）之一般授權，並於該一般授權加入本公司根據上文決議案5B授權而購回本公司股本之面值總額，惟此數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

6. 作為特別事項，考慮並酌情通過下列決議案（作出修訂或無須修訂）為普通決議案：

特別決議案

「**動議**批准及採用本公司新組織章程細則（「新細則」）（註有「A」字樣之副本已呈交大會並由大會主席簽署以資識別），以取代本公司於二零零二年四月二十六日舉行之股東特別大會採納之組織章程細則，及授權本公司董事作出一切所需事宜以推行採納之新細則。」

承董事會命
中意控股有限公司
主席
謝錦鵬

香港，二零零四年四月六日

附註：

1. 本公司將於二零零四年五月三日至二零零四年五月五日期間(首尾兩日包括在內)暫停辦理股份過戶登記手續，期間將不會登記股份過戶。於二零零四年五月五日營業時間結束時名列本公司股東名冊之股東有權出席股東週年大會及投票。為符合資格收取末期股息，所有股份過戶連同有關之股票及過戶表格必須於二零零四年四月三十日下午四時前送交本公司於香港之股份過戶登記分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委任一名或以上代表代其出席投票。受委代表毋須為本公司股東。

3. 如為任何股份之聯名登記持有人，則任何一位此等人士均可親身或委派代表在上述大會上就該等股份投票，猶如彼特為唯一有權投票者，倘超過一位此等聯名持有人親自或委派代表出席上述大會，則此等出席之人士中，只有在本公司股東名冊排名首位之聯名登記持有人方有權投票。

4. 按印列指示填妥及簽署之代表委任表格連同已簽署之授權書或其他授權文件(如有)或該授權書或授權文件經公證人簽署證明之副本，必須於大會或其續會指定舉行時間四十八小時前送達本公司於香港之股份過戶登記分處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)方為有效。交回代表委任表格後，股東仍可親身出席大會並於會上投票。閣下填妥及交回代表委任表格後仍可出席大會及投票。

5. 有關上述決議案5A，董事會特此聲明現時並無計劃按該授權發行任何新股份，此決議案乃遵照香港聯合交易所有限公司證券上市規則及為確保董事會具有靈活性及決定權，在其認為需要時配發不超過於決議案通過當日本公司之現有已發行股本中20%之任何證券，故要求股東授予董事會一般性權力。

6. 上述決議案5B有關授予董事會權力之一般目的為增加靈活性及給予董事會決定權以於在其認為合適的情況下，於香港聯合交易所有限公司購回不超過決議案通過當日本公司之已發行之有關證券類別之10%。

(μ)



Interim Report 2004





chitaly

CHITALY HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

INTERIM RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the unaudited interim result of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2004 together with the unaudited comparative figures for the same period in 2003 (the "Interim Period"). These interim financial statements as set out in the interim results were reviewed by the Audit Committee of the Company.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Six Months Ended 30 June 2004

	Notes	2004 Unaudited HK$'000	2003 Unaudited HK$'000
Turnover	(3)	**182,132**	121,163
Cost of sales		**(122,244)**	(78,526)
Gross profit		**59,888**	42,637
Other revenue	(3)	**10,541**	8,328
Selling and distribution costs		**(8,323)**	(4,844)
Administrative expenses		**(10,782)**	(10,581)
Other operating expenses		**(26)**	(18)
Profit from operating activities	(4)	**51,298**	35,522
Tax	(5)	**(6,763)**	(4,638)
Net profit from ordinary activities attributable to shareholders		**44,535**	30,884
Dividends			
Final		**27,908**	18,616
Proposed Interim		**29,240**	14,238
		57,148	32,854
Earnings per share			
– basic	(6)	**18.9 cents**	13.2 cents
– diluted	(6)	**18.3 cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2004

	Notes	**As at 30 June 2004 (Unaudited) HK$'000**	As at 31 December 2003 (Audited) HK$'000
NON-CURRENT ASSETS			
Fixed assets		**143,236**	126,593
Intangible assets		**7,574**	7,574
CURRENT ASSETS			
Inventories		**58,847**	40,749
Trade receivables	(8)	**5,775**	4,924
Prepayments, deposits and other receivables		**19,101**	19,357
Cash and cash equivalents		**67,913**	77,392
		151,636	142,422
CURRENT LIABILITIES			
Trade payables	(9)	**22,053**	29,229
Other payables and accruals		**35,428**	42,924
Tax payable		**39,262**	33,199
		96,743	105,352
NET CURRENT ASSETS		**54,893**	37,070
TOTAL ASSETS LESS CURRENT LIABILITIES		**205,703**	171,237
NON-CURRENT LIABILITIES			
Deferred tax liabilities	(10)	**6,363**	6,363
		199,340	164,874
CAPITAL AND RESERVES			
Issued Capital	(11)	**24,367**	23,257
Reserves	(12)	**145,733**	113,709
Proposed interim dividend		**29,240**	–
Proposed final dividend		**–**	27,908
		199,340	164,874

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – UNAUDITED

For the Six Months Ended 30 June 2004

	2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
TOTAL EQUITY		
Balance at beginning of period	**164,874**	133,022
Exchange differences on translation of the financial statements of a foreign entity	**206**	(327)
Net gains and losses not recognised in the consolidated profit and loss	**206**	(327)
Net profit from ordinary activities attributable to shareholders	**44,535**	30,884
Dividend paid on ordinary shares	**(27,908)**	(18,616)
Issue of shares, including share premium	**17,633**	5,329
Balance at end of period	**199,340**	150,292

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the Six Months Ended 30 June 2004

	2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Net cash inflow from operating activities	**23,650**	24,905
Net cash outflow from investing activities	**(22,854)**	(16,932)
Net cash onflow from financing activities	**(10,275)**	(13,287)
Decrease in cash and cash equivalents	**(9,479)**	(5,314)
Cash and cash equivalents at beginning of period	**77,392**	87,838
Cash and cash equivalents at end of period	**67,913**	82,524
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**67,913**	82,524

Notes To The Condensed Consolidated Financial Statements

For the Six Months Ended 30 June 2004

1. Basis of Preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" ("SSAP 25") issued by the HKSA and with the applicable disclosure requirements of Appendix 16 to Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

2. Principal Accounting Policies

The accounting policies adopted by the Group in this interim report are consistent with those adopted in the Group's audited financial statements for the year ended 31 December 2003.

3. Turnover and Segment Information

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and after elimination of all significant intra-Group transactions. The Group's principal activity during the six month ended 30 June 2004 was the manufacture and sale of home furniture.

An analysis of the Group's turnover and revenue is as follows:

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Turnover – sale of goods	**182,132**	121,163
Bank interest income	**102**	1,181
Service fee	**10,267**	4,234
Others	**172**	2,913
Other revenue	**10,541**	8,328
	192,673	129,491

3. Turnover and Segment Information (continued)

An analysis of the Group's turnover by location of customers is as follows:

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Sales to the People's Republic of China ("PRC")	**180,603**	119,906
Sales to elsewhere in Asia	**1,529**	1,257
	182,132	121,163

An analysis of the Group's profit from operating activities by location of customers is as follows:

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Sales to the PRC	**50,864**	35,212
Sales to elsewhere in Asia	**434**	310
	51,298	35,522

4. Profit from operating activities is arrived at after charging:

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Staff cost (including directors' remuneration)	**19,879**	13,663
Depreciation of owned fixed assets	**6,313**	3,313
Operating lease rentals in respect of buildings	**1,698**	82

5. Tax

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Current period provision		
Hong Kong	**–**	41
Macao	**4,900**	2,563
PRC	**1,863**	2,034
Tax charge for the period	**6,763**	4,638

Hong Kong profit tax has not been provided for as the Groups did not generate any assessable profits in Hong Kong during the interim period. (2003: 16%)

Macao complementary profits tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the interim period of a wholly owned subsidiary of the Company which is engaged in the trading of furniture.

5. Tax (continued)

According to the Income Tax Law of the PRC, certain wholly owned subsidiaries of the Company established in Guangzhou and Dongguan, the PRC, is subject to a preferential corporate income tax rate of 24%, and is exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, is eligible for 50% relief from PRC corporate income tax for the following three years. As the subsidiary has suffered from accumulated losses since its establishment, corporate income tax has not been provided for during the interim period.

Certain wholly owned subsidiaries are engaged in the provision of quality control, design and customer services. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the interim period, which is currently 33%.

A deferred tax liability has been recognised on the revaluation of the Group's leasehold land and buildings.

6. Earnings per share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$44,535,000 (2003: HK$30,884,000) and the weighted average of 235,632,000 (2003: 233,436,000) ordinary shares.

The weighted average number of ordinary shares of the Company used to calculate the basic earnings per share for the period ended 30 June 2004 included 232,566,000 ordinary shares brought forward at the beginning of that period and 11,100,000 ordinary shares issued in 2004.

The calculation of diluted earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$44,535,000 (2003: HK$30,884,000). The weighted average number of ordinary shares used in the calculation is the 235,632,000 (2003: 233,436,000) ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 8,078,333 (2003: Nil) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the period.

7. Interim dividend

The directors have determined that an interim dividend of HK12 cents per share amounting to HK$29,239,920 should be paid to the shareholders of the Company whose names appear in the Register of Members on 23 August 2004 and payable on 27 August 2004.

The Register of Members of the Company will be closed from 18 to 23 August 2004, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with Tengis Limited at G/F., Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 pm on 17 August 2004.

8. Trade receivables

An age analysis of trade receivables is as follows:

	As at 30 June 2004 (Unaudited) HK$'000	As at 31 December 2003 (Audited) HK$'000
Within 30 days	**3,752**	2,960
31 days – 90 days	**1,892**	1,852
91 days – 180 days	**131**	112
Trade receivables, net	**5,775**	4,924

9. Trade payables

An age analysis of trade payables is as follows:

	As at 30 June 2004 (Unaudited) HK$'000	As at 31 December 2003 (Audited) HK$'000
Outstanding balances with aged		
Within 30 days	**12,169**	19,291
31 days – 90 days	**8,932**	9,827
91 days – 180 days	**952**	73
181 days – 360 days	**–**	–
Over 1 year	**–**	38
Trade payables, net	**22,053**	29,229

10. Deferred tax

The movement in deferred tax liabilities during the period is as follows:

Deferred tax liabilities

Group

	2004 Revaluation of leasehold land and buildings HK$'000
Gross deferred tax liabilities	
At 1 January 2004	**6,363**
Movement during the period	**–**
At 30 June 2004	**6,363**

At 30 June 2004 there is no significant unrecognised deferred tax liability (31 December 2003: HK$6,363,000) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries as the Group has no liability to additional tax should such amounts be remitted.

10. Deferred tax (continued)

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

11. Share Capital

	Company	
	As at 30 June 2004 (Unaudited) HK$'000	As at 31 December 2003 (Audited) HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each (2003:2,000,000,000 ordinary shares of HK$0.10 each)	**200,000**	200,000
Issued and fully paid:		
243,666,000 ordinary shares of HK$0.10 each (2003: 232,566,000 nil paid ordinary shares of HK$0.10 each)	**24,367**	23,257

The following changes in the Company's authorized and issued share capital took place during the six months ended 30 June 2004.

11. Share Capital (continued)

During the period, the Company issued and allocated 4,600,000 and 6,500,000 ordinary shares of HK$0.10 each in the Company at HK$2.18 and HK$1.17 respectively each for a total cash consideration of HK$17,633,000 as a result of the exercise of share options. The share issued rank pari passu with the existing shares in all respects.

	Company	
	Number of shares	HK$'000
Authorized:		
At 1 January 2004 and at 30 June 2004	**2,000,000,000**	**200,000**
At 1 January 2004	232,566,000	23,257
Issue of new shares upon exercise of share options during the period	11,100,000	1,110
At 30 June 2004	**243,666,000**	**24,367**

Share Options

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the Group's operations. Under the Scheme, the directors may, at their discretion, invite any employees, directors or consultant of any company in the Group to take up options. The Scheme became effective on 26 April 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

11. Share Capital (continued)

Share Options (continued)

The maximum number of shares in respect of which options may be granted under the Scheme, and under any other share option scheme of the Company, pursuant to which options may from time to time be granted to directors, consultants, and/or employees of any company in the Group, shall initially not exceed 10% of the relevant class of securities of the Company in issue excluding for this purpose shares issued on exercise of options under the Scheme and any other share option scheme of the Company. Upon the grant of options for shares up to 10% of the relevant class of securities of the Company and subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under the Scheme when aggregated with securities to be issued under any other share option scheme of the Group, may be increased by the board of directors provided that the shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of securities in issue from time to time.

11. Share Capital (continued)

Share Options (continued)

No option may be granted to any one person such that the total number of shares issued and to be issued upon exercise of options granted and to be granted to such person in any 12-month period up to the date of the latest grant exceeds 1% of the issued share capital of the Company from time to time. An option may be exercised in accordance with the terms of the Scheme at any time during the option period (and not more than ten years after the date of grant). The option period will be determined by the board of directors and communicated to each grantee. The board of directors may provide restrictions on the time during which the options may be exercised. There are no performance targets which must be achieved before any of the options can be exercised. However, the board of directors retains discretion to accelerate vesting of fixed-term options in the event that certain performance targets are met. The movements in the number of share options to subscribe for shares in the Company during the period were as follows:

Name	At the beginning of the period	Granted during the period	Exercised during the period	At the end of the period	Date of grant of share options	Exercise price per share (HK$)	Exercisable period	Price of Company's shares at grant date of options (HK$)
Tse Kam Pang	2,300,000	-	2,300,000	-	18/9/2003	HK$2.18	1/11/2003 to 31/10/2006	HK$2.18
Lam Toi	2,300,000	-	2,300,000	-	18/9/2003	HK$2.18	1/11/2003 to 31/10/2006	HK$2.18
Senior management and employees	6,500,000	-	6,500,000	-	2/5/2003	HK$1.17	1/6/2003 to 31/5/2006	HK$1.17
In aggregate	11,100,000	-	11,100,000	-				

At the balance sheet date, the Company had no share options outstanding.

12. Reserve

	Share premium account HK$'000	Exchange fluctuation reserve HK$'000	Leasehold land and buildings revaluation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2003	9,048	367	20,150	55,478	85,043
Exercise of share options	4,599	–	–	–	4,599
Repurchase of shares, including expenses	(10,629)	–	–	–	(10,629)
Translation exchange differences arising on consolidation of a subsidiary	–	(402)	–	–	(402)
Net profit for the year	–	–	–	77,244	77,244
Interim dividend	–	–	–	(14,238)	(14,238)
Proposed final dividend	–	–	–	(27,908)	(27,908)
At 31 December 2003	3,018	(35)	20,150	90,576	113,709
Exercise of share options	16,523	–	–	–	16,523
Translation exchange differences arising on consolidation of a subsidiary	–	206	–	–	206
Net profit for the period	–	–	–	44,535	44,535
Proposed interim dividend	–	–	–	(29,240)	(29,240)
At 30 June 2004	**19,541**	**171**	**20,150**	**105,871**	**145,733**

MANAGEMENT DISCUSSION AND ANALYSIS

Dividend

The Board of Directors recommends payment of an interim dividend of HK12 cents per share for the six months ended 30 June 2004.

Business Review

The Group posted another strong half year with turnover rising 50.3% to HK$182 million for the six months ended 30 June 2004. It also maintained gross profit margin at around 32.9%. The Group's commitment in branding and new product development is the reason for the robust financial performance. By improving production efficiencies and matching strong demands from distributors, the Group also enhanced profitability. Net profit surged 44.2% to HK$44.5 million while net profit margin was 24.5% for the six months ended 30 June 2004.

As the Chinese population becomes more affluent, modern style furniture also gains popularity thus presenting a favorable business environment for the Group to further expand its market presence and introduce new product during the review period. With ownership of the award-winning brand names, "Royal" and "Knight", the Group enjoys satisfactory margins in the industry. Featuring well-known actress Ms Rosmund Kwan, these brands are promoted via the print media, and on billboards and television. During the review period, the Group marketed five series, namely "Light Walnut", "Ebony", "Black Walnut", "Glossy" and "Light Oak", of mid to high-end modern style home furniture.

As at 30 June 2004, the Group's products were distributed nationwide through more than 710 specialty outlets in 29 provinces in China. The Group increased the number of stores by over 100 in the review period, most of which are located in 2nd-tier cities. Besides overseeing the operation of the vast network of outlets, the sales and marketing team of the Group also played an integral role in building relationships with existing and potential franchisees. The Group participated in the 2004 China (Dongguan) International Famous Furniture Exhibition in March this year. This trade fair is an important channel for the Group to extend brand recognition and market presence in the industry.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Business Review (continued)

As a close business partner of its franchisees, the Group offers sourcing services to them, hence ensures consistency of its branded image. These sourcing services include non-wooden furniture and accessories such as sofa, desks, coffee tables, dining tables, etc. They provide the Group with an additional and promising income stream, and during the review period it generated for the Group around HK$10 million in service fees.

To match the strong market demand, the Group increased its production facility by setting up a new factory in Dongguan early this year. Together with its existing facility in Guangzhou, the Group's production facilities have a total production floor area of 110,000 sq. m. and can produce up to 14,000 sets of furniture per month. These investments are crucial for the Group in ensuring that its production align with franchisees' needs and support its future business growth.

Prospects

Looking ahead into the second half of the year, the Group will remain committed to securing sustainable growth. With the economy reviving and consumer spending continuing to rise in China, the Group is confident that its business will record tremendous progress in the future.

Striving to enhance its core business, the Group focuses on improving its design capability and staying abreast of consumers' needs and market trends. In July this year, the Group launched a new brand, "Simply", to further enrich its product lines and enforce its branding strategies. The European contemporary designs and sophisticated craftsmanship using the advanced material, veneer, are the main differentials of the "Simply" brand. The Group targets at opening around 50 stores under the brand "Simply" in the next six months with priority rights to be given to existing franchisees in major cities.

With regards to management of the distribution network, the Group will continue to work closely with franchisees to ensure they achieve desired levels of profitability. Taking into account the business progress made in the first half of the year, the Group is optimistic that it will achieve a total of 800 outlets by the end of the year.

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Prospects (continued)

The Group will also improve production efficiency to obtain higher yields and speed up response time to match market demands. To achieve these objectives, the Group invested in expanding its production capacity and logistics capabilities earlier this year. These efforts will enable the Group to extend market reach more rapidly.

The Group believes that leveraging its high brand reputation, the quality and innovative designs of its products, its extensive distribution network and time-to-market production system, it will be able to sustain top and bottom line growth and bring satisfactory returns to its shareholders.

Liquidity and financial resources

As at 30 June 2004, the Group had an unaudited consolidated net asset value of approximately HK$199 million. (31 December 2003: HK165 million). The Group maintained a strong financial position with cash and bank balances of HK$68 million and has no interest-bearing borrowings as at 30 June 2004. The Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 30 June 2004, the Group had no contingent liabilities and bank borrowing. As at the same date, the gearing ratio, calculated on the basis of total liabilities over total shareholders' fund was 0.52.

Over 90% of the Group's cash is either denominated in Hong Kong Dollars and Renminbi. The exposure to exchange fluctuation is minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.57 times, which improved from the 1.35 times applicable at the end of 2003. As at 30 June 2004, the net current assets was approximately HK$55 million (31 December 2003: HK$37 million).

MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Employment and remuneration policy

The total number of employees of the Group as at 30 June 2004 was around 1,500 (2003: 1,000).

The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 30 June 2004, there were no outstanding share options.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARE

At 30 June 2004, the interests of the directors and their associates in the share capital of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of interests) Ordinance ("SDI Ordinance") were as follows:

	Number of ordinary shares held				
Name of Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total Interests**
Tse Kam Pang	4,600,000	–	71,450,000 (note 1)	–	76,050,000
Lam Toi	4,600,000	–	71,450,000 (note 2)	–	76,050,000
Lam Ning, Joanna	1,900,000	–	–	–	1,900,000

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARE (continued)

Notes

1. These shares are held by Crisana International Inc., which is wholly and beneficially owned by Mr. Tse Kam Pang.

2. These shares are held by Silver Wave Holdings Limited, which is wholly and beneficially owned by Mr. Lam Toi.

Save as disclosed above, none of the directors, chief executive or any of their spouse or children under the age of 18 years had any interest in the shares of the Company or any of its associated corporations as defined in the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under section 16(1) of the SDI Ordinance shows that no person has an interest of 5% or more in the issued share capital of the Company as at 30 June 2004, other than the interests disclosed in the section "Interests of Directors and Chief Executive in share" above.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not or, was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except all directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board
Chitaly Holdings Limited of
Tse Kam Pang
Chairman

2 August 2004

中期報告

2004





Unitaly



中意控股有限公司

（於開曼群島註冊成立之有限公司）

中期業績

中意控股有限公司(「本公司」)董事會欣然公佈本公司及其附屬公司(統稱「本集團」)截至二零零四年六月三十日止六個月(「中期報告期間」)之未經審核中期業績,連同二零零三年同期之未經審核比較數字。本中期業績所載之中期財務報表,已由本公司之審核委員會審閱。

簡明綜合收入報表

截至二零零四年六月三十日止六個月

	附註	**二零零四年 （未經審核） 千港元**	二零零三年 （未經審核） 千港元
營業額	(3)	**182,132**	121,163
銷售成本		**(122,244)**	(78,526)
毛利		**59,888**	42,637
其他收益	(3)	**10,541**	8,328
銷售及分銷成本		**(8,323)**	(4,844)
行政開支		**(10,782)**	(10,581)
其他經營開支		**(26)**	(18)
經營業務溢利	(4)	**51,298**	35,522
稅項	(5)	**(6,763)**	(4,638)
股東應佔日常業務純利		**44,535**	30,884
股息			
末期		**27,908**	18,616
擬派中期		**29,240**	14,238
		57,148	32,854
每股盈利			
－基本	(6)	**18.9仙**	13.2仙
－攤薄	(6)	**18.3仙**	不適用

簡明綜合資產負債表

於二零零四年六月三十日

	附註	於二零零四年六月三十日（未經審核）千港元	於二零零三年十二月三十一日（經審核）千港元
非流動資產			
固定資產		**143,236**	126,593
無形資產		**7,574**	7,574
流動資產			
存貨		**58,847**	40,749
應收賬項	(8)	**5,775**	4,924
預付款項、訂金及其他應收款項		**19,101**	19,357
現金及現金等價物		**67,913**	77,392
		151,636	142,422
流動負債			
應付賬項	(9)	**22,053**	29,229
其他應付款項及應計費用		**35,428**	42,924
應付稅項		**39,262**	33,199
		96,743	105,352
流動資產淨值		**54,893**	37,070
總資產減流動負債		**205,703**	171,237
非流動負債			
遞延稅項負債	(10)	**6,363**	6,363
		199,340	164,874
股本及儲備			
已發行股本	(11)	**24,367**	23,257
儲備	(12)	**145,733**	113,709
擬派中期股息		**29,240**	–
擬派末期股息		**–**	27,908
		199,340	164,874

簡明綜合權益變動報表－未經審核

截至二零零四年六月三十日止六個月

	二零零四年 （未經審核） 千港元	二零零三年 （未經審核） 千港元
權益總額		
期初結餘	**164,874**	133,022
換算外國公司財務報表時之匯兑差額	**206**	(327)
未於綜合損益表確認之收益及虧損淨額	**206**	(327)
股東應佔日常業務純利	**44,535**	30,884
已派普通股股息	**(27,908)**	(18,616)
發行股份，包括股份溢價	**17,633**	5,329
期終結餘	**199,340**	150,292

簡明綜合現金流量報表

截至二零零四年六月三十日止六個月

	二零零四年 (未經審核) 千港元	二零零三年 (未經審核) 千港元
來自經營業務之現金流入淨額	**23,650**	24,905
來自投資業務之現金流出淨額	**(22,854)**	(16,932)
來自融資業務之現金流出淨額	**(10,275)**	(13,287)
現金及現金等價物減少	**(9,479)**	(5,314)
期初之現金及現金等價物	**77,392**	87,838
期終之現金及現金等價物	**67,913**	82,524
現金及現金等價物之結餘分析		
現金及銀行結餘	**67,913**	82,524

簡明綜合財務報表附註

截至二零零四年六月三十日止六個月

1. 編製基準

未經審核簡明綜合財務報表已根據香港會計師公會發出之會計實務準則第25號「中期財務報告」(「會計實務準則第25號」),以及聯交所證券上市規則(「上市規則」)附錄16之適用披露規定而編製。

2. 主要會計政策

本集團在本中期財務報表所採用之會計政策,與本集團截至二零零三年十二月三十一日止年度之經審核財務報表所載之報告所採用者一致。

3. 營業額及分類資料

營業額指售出貨品發票淨值(經扣除退貨及貿易折扣),及經撇銷本集團內公司間所有重大交易。本集團於截至二零零四年六月三十日止六個月期間之主要業務為製造及銷售家居家具。

本集團按營業額及收益之分析載列如下:

	截至六月三十日止六個月	
	二零零四年	二零零三年
	(未經審核)	(未經審核)
	千港元	千港元
營業額一售出貨品	**182,132**	121,163
銀行利息收入	**102**	1,181
服務費	**10,267**	4,234
其他	**172**	2,913
其他收益	**10,541**	8,328
	192,673	129,491

3. 營業額及分類資料(續)

本集團營業額按客戶之地理位置分析如下：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	(未經審核)	(未經審核)
	千港元	千港元
中華人民共和國(「中國」)之銷售	**180,603**	119,906
亞洲其他地區之銷售	**1,529**	1,257
	182,132	121,163

本集團來自經營業務之溢利按客戶之地理位置分析如下：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	(未經審核)	(未經審核)
	千港元	千港元
中國之銷售	**50,864**	35,212
亞洲其他地區之銷售	**434**	310
	51,298	35,522

4. 經營業務溢利經扣除下列各項：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	（未經審核）	（未經審核）
	千港元	千港元
員工成本（包括董事酬金）	**19,879**	13,663
自置固定資產之折舊	**6,313**	3,313
有關樓宇之經營租約租金	**1,698**	82

5. 稅項

	截至六月三十日止六個月	
	二零零四年	二零零三年
	（未經審核）	（未經審核）
	千港元	千港元
本期撥備		
香港	**–**	41
澳門	**4,900**	2,563
中國	**1,863**	2,034
期內稅項支出	**6,763**	4,638

由於本集團於期內並無於香港錄得應課稅溢利，因此並無就香港利得稅作撥備。（二零零三年：16%）

從事買賣家具之本公司全資附屬公司於中期報告期間之澳門補充利得稅，已經按其估計應課稅溢利15.75%之法定稅率計算。

5. 稅項(續)

根據中國所得稅法，本公司若干於中國廣州及東莞成立之全資附屬公司須繳納優惠企業稅率24%，並自經營後首兩個獲利年度獲豁免繳納中國企業所得稅，且於其後三年獲減免一半中國企業所得稅。由於該附屬公司自其成立日期以來一直蒙受累計虧損，故於中期報告期間內並無作出企業所得稅撥備。

若干全資附屬公司從事提供品質控制、設計及客戶服務。該等附屬公司各自因其於中國業務產生之估計應課稅溢利，已按於中期報告期間內之中國企業所得稅率(現時為33%)作出稅項撥備。

本集團之租賃土地及建築物重估時，確認遞延稅項負債。

6. 每股盈利

每股基本盈利乃根據期內股東應佔日常業務純利44,535,000港元(二零零三年：30,884,000港元)及235,632,000股普通股之加權平均數(二零零三年：233,436,000股)計算。

截至二零零四年六月三十日期間，用於計算每股基本盈利之本公司普通股加權平均數包括於期初承前結餘之232,566,000股普通股，以及於二零零四年發行之11,100,000股普通股。

每股攤薄盈利乃根據期內股東應佔日常業務純利44,535,000港元(二零零三年：30,884,000港元)計算。用以計算之普通股加權平均數為期內已發行普通股235,632,000股(二零零三年：233,436,000股)，此數目同時用於計算每股基本盈利；8,078,333股(二零零三年：無)普通股之加權平均數被假設為已於期內行使所有具攤薄影響之購股權而獲無代價發行。

7. 中期股息

董事已決定向於二零零四年八月二十三日名列於本公司股東名冊之本公司股東派付每股12港仙之中期股息，合共為29,239,920港元，並於二零零四年八月二十七日支付。

本公司將於二零零四年八月十八日至二零零四年八月二十三日(包括首尾兩日)止期間暫停辦理股份過戶登記手續。

為符合收取上述中期股息之資格，所有過戶文件連同有關股票須於二零零四年八月十七日下午四時三十分前送達登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)。

8. 應收賬項

應收賬項之賬齡分析如下：

	於二零零四年六月三十日(未經審核)千港元	於二零零三年十二月三十一日(經審核)千港元
於30日內	**3,752**	2,960
31日至90日	**1,892**	1,852
91日至180日	**131**	112
總應收賬項淨額	**5,775**	4,924

9. 應付賬項

應付賬項之賬齡分析如下：

	於二零零四年六月三十日（未經審核）千港元	於二零零三年十二月三十一日（經審核）千港元
於下列賬齡尚未償還之結餘		
於30日內	**12,169**	19,291
31日至90日	**8,932**	9,827
91日至180日	**952**	73
181日至360日	**–**	–
超過1年	**–**	38
總應付賬項淨額	**22,053**	29,229

10. 遞延税項

期內遞延税項負債變動如下：

遞延税項負債

本集團

	二零零四年重估租賃土地及樓宇千港元
遞延税項負債總額	
於二零零四年一月一日	**6,363**
期內變動	**–**
於二零零四年六月三十日	**6,363**

於二零零四年六月三十日，由於本集團並無因本集團若干附屬公司之未減免盈利應付之税項產生額外之税項負債，因此，本集團無就該等未減免數額產生重大未確認遞延税項負債(二零零三年十二月三十一日：6,363,000港元)。

10. 遞延稅項（續）

本公司派付股息予其股東概無導致出現所得稅後果。

11. 股本

	本公司	
	於二零零四年六月三十日（未經審核）千港元	於二零零三年十二月三十一日（經審核）千港元
法定股本：		
2,000,000,000股每股面值0.10港元之普通股（二零零三年：2,000,000, 000股每股面值0.10港元之普通股）	**200,000**	200,000
已發行及繳足股本：		
243,666,000股每股面值0.10港元之普通股（二零零三年：232,566,000股未繳之每股面值0.10港元之普通股）	**24,367**	23,257

以下為本公司法定及已發行股本截至二零零四年六月三十日止六個月發生之變動。

11. 股本（續）

於期內，因行使購股權，本公司分別按行使價每股2.18港元及每股1.17港元發行及配發4,600,000股及6,500,000股每股面值0.10港元普通股，總現金代價為17,633,000港元。該等已發行股份與現有已發行股份在各方面享有同等權益。

	本公司	
	股份數目	千港元
法定股本：		
於二零零四年一月一日及二零零四年六月三十日	**2,000,000,000**	**200,000**
於二零零四年一月一日	232,566,000	23,257
因期內行使購股權而發行新股	11,100,000	1,110
於二零零四年六月三十日	**243,666,000**	**24,367**

購股權

本公司設有一項購股權計劃（「計劃」），作為對本集團之經營有貢獻之合資格參與者之鼓勵及獎賞。根據該計劃，董事可酌情邀請本集團旗下任何公司之任何僱員、董事或顧問購買購股權。該計劃於二零零二年四月二十六日生效，除非被取消或修改，否則由該日起有效十年。

11. 股本（續）

購股權（續）

根據該計劃及本公司可不時授予本集團旗下任何公司之董事、顧問及／或僱員購股權之其他購股權計劃可授出購股權所涉及之股份數目，最初不得超過本公司已發行之有關類別證券（就此不包括該計劃及本公司任何其他購股權計劃獲行使後所發行之股份）數目之10%。於授出購股權所涉及最多達本公司有關類別證券數目10%並於股東大會獲本公司股東批准之前提下，根據該計劃發行之股份與根據本集團任何其他購股權計劃擬發行之證券相加之最高數目，可經董事會增加，惟於所有未行使購股權獲行使後所發行之股份數目不得超過有關類別證券不時之已發行數目之30%。

11. 股本(續)

購股權(續)

倘於截至最近授出購股權之日止十二個月期間已授予或擬授予某人士之購股權獲行使而已發行或將予發行之股份總數超過本公司不時已發行股本之1%,則不得授予該人士任何購股權。購股權可按該計劃之條款於購股權限期內(由授出之日後計不超過十年)隨時行使。購股權限期經由董事會釐定及通知個別承授人。董事會可限制購股權之行使時限。行使購股權毋須事先達到任何表現指標,但董事會保有酌情權,可於若干表現指標達到時加快定期購股權之歸屬。期內可認購本公司股份之購股權數目變動情況如下:

董事姓名	期初	期內授出	期內行使	期終	授出購股權日期	每股行使價	行使期	授出購股權當日本公司股價
						(港元)		(港元)
謝錦鵾	2,300,000	–	2,300,000	–	18/9/2003	2.18	1/11/2003至31/10/2006	2.18
林岱	2,300,000	–	2,300,000	–	18/9/2003	2.18	1/11/2003至31/10/2006	2.18
高級管理層及僱員	6,500,000	–	6,500,000	–	2/5/2003	1.17	1/6/2003至31/5/2006	1.17
合計	11,100,000	–	11,100,000	–				

於結算日,本公司並無未行使購股權。

12. 儲備

	股份溢價賬 千港元	外匯波動儲備 千港元	租賃土地及樓宇重估儲備 千港元	保留溢利 千港元	合計 千港元
於二零零三年一月一日	9,048	367	20,150	55,478	85,043
行使購股權	4,599	–	–	–	4,599
購回股份（包括開支）	(10,629)	–	–	–	(10,629)
綜合一家附屬公司所產生之匯兌差額	–	(402)	–	–	(402)
年度純利	–	–	–	77,244	77,244
中期股息	–	–	–	(14,238)	(14,238)
擬派末期股息	–	–	–	(27,908)	(27,908)
於二零零三年十二月三十一日	3,018	(35)	20,150	90,576	113,709
行使購股權	16,523	–	–	–	16,523
綜合一家附屬公司所產生之匯兌差額	–	206	–	–	206
本期純利	–	–	–	44,535	44,535
擬派中期股息	–	–	–	(29,240)	(29,240)
於二零零四年六月三十日	**19,541**	**171**	**20,150**	**105,871**	**145,733**

管理層論述及分析

股息

董事會建議派發截至二零零四年六月三十日止六個月之中期股息每股12港仙。

業務回顧

截至二零零四年六月三十日止六個月，集團再次錄得強勁的中期業績表現，營業額上升50.3%至約182,000,000港元，毛利率則維持於32.9%。獲得如此理想的成績，主要有賴集團的品牌策略及開發新產品的能力。此外，由於集團能有效提高生產效率，並能配合分銷商殷切的需求，因此集團能成功提升盈利能力。期內，集團的純利增長44.2%至約44,500,000港元，純利率為24.5%。

中國人口日趨富裕，加上消費者越來越喜愛時尚傢具，故在回顧期內，不論在拓展市場或發展新產品方面，皆為集團提供了有利的營商環境。集團自有品牌「皇朝傢俬」及「金騎士」不僅屢獲殊榮，更為集團賺取較高的利潤。集團透過印刷媒體、廣告板及電視，並委任影星關芝琳小姐為代言人，積極宣傳其傢具產品。在回顧期內，集團推出了「淺胡桃」、「黑檀」、「黑胡桃」、「亮光」及「白橡」五個中高檔系列的時款傢具。

於二零零四年六月三十日，集團透過遍佈國內29個省份逾710家特許專賣店分銷產品。集團在回顧期內增加了超過100家專賣店，其中大部份位於第二級城市。集團的銷售及市場推廣隊伍除了負責管理龐大的分銷網絡外，他們與現有及潛在分銷商在建立關係方面亦擔當重要角色。集團在本年三月參加了「二零零四年中華(東莞)國際名家具博覽會」。此博覽會乃集團在業內拓展品牌知名度與增加市場佔有率的重要渠道。

管理層論述及分析(續)

業務回顧(續)

一直以來，集團與分銷商保持緊密合作，更為分銷商提供採購服務以貫徹品牌的整體形象。採購服務為集團提供額外而穩定的收入來源，而採購傢具則包括非木材傢具及配件，如沙發、書桌、茶几及餐桌等。在回顧期內，採購服務為集團帶來約10,000,000港元的收入。

為配合日益增加的市場需求，集團於今年初在東莞開設了一所新廠房以增加產量。加上現有的廣州廠房，集團擁有總生產樓面面積約110,000平方米，能每月生產高達14,000套傢具。集團相信，這些投資就配合分銷商的需求及推動日後的業務發展而言，均十分重要。

前景

展望下半年，集團將繼續致力維持穩定的業務增長。隨著中國經濟復甦及國民消費持續提高，集團深信未來的業務將錄得顯著的進展。

集團為了促進核心業務的發展，將專注提升設計能力，並致力與消費者的需要及市場趨勢同步邁進。今年七月，集團推出全新品牌「聖木威」，進一步豐富產品系列之餘，亦加強了品牌的宣傳策略。「聖木威」的獨特之處，在於揉合了歐洲的當代設計，以及運用木皮及超卓的工藝技巧而製成。集團矢志在未來六個月開設約50家「聖木威」專賣店，而位於主要城市的現有分銷商將獲得優先經營權。

在管理分銷網絡方面，集團將與分銷商維持緊密的合作，保證他們達到理想的盈利水平。建基於上半年的業務進展，集團有信心能在年底增設專賣店至800家。

管理層論述及分析(續)

前景(續)

與此同時，集團將提高生產效率以獲取更高的良品率，並加快回應市場需求。為此，集團於今年初擴大了產能及物流配套方面的投資，相信這些努力將會加速集團拓展市場的步伐。

憑藉優秀的品牌聲譽、優質而設計新穎的產品系列、遍佈全國的分銷網絡，加上靈活的生產系統以配合市場需求，集團有信心在營業額及盈利方面將持續穩定增長，並為股東帶來滿意的回報。

流動資金及財政資源

於二零零四年六月三十日，本集團之未經審核綜合資產淨值約為199,000,000港元(二零零三年十二月三十一日：165,000,000港元)。本集團保持穩健之財政狀況，現金及銀行結餘達68,000,000港元，而於二零零四年六月三十日並無任何計息借貸。本集團主要以經營業務所得現金流量淨額提供所需資金。本集團相信，由內部營運產生之資金足以應付日後經營業務之所需。

於二零零四年六月三十日，本集團並無或然負債及銀行借貸。同日，按負債總額除以股東資金總額計算之資本負債比率為0.52。

本集團之現金超過90%乃以港元及人民幣為結算單位。匯率波動之風險極微。

按流動比率(流動資產／流動負債)1.57倍所示，本集團之流動資產狀況較二零零三年年結日1.35倍有所改善。於二零零四年六月三十日，流動資產淨值約為55,000,000港元(二零零三年十二月三十一日：37,000,000港元)。

管理層論述及分析(續)

僱傭及酬金政策

於二零零四年六月三十日,本集團之僱員總人數約為1,500名(二零零三年:1,000名)。

本集團之酬金政策與本集團經營所在市場慣例看齊,並通常每年進行檢討。除薪金外,員工亦享有其他福利,包括公積金、醫療保險及表現掛鈎花紅。本集團亦向合資格僱員及人士授予購股權。於二零零四年六月三十日,並無尚未行使之購股權。

購買、銷售或贖回上市證券

於截至二零零四年六月三十日止六個月內,概無本公司或其任何附屬公司購買、銷售或贖回任何本公司之上市證券。

董事及行政總裁於股份之權益

於二零零四年六月三十日,董事及彼等之聯繫人於本公司股本根據證券(披露)權益條例(「披露權益條例」)第29條本公司須存置之股東名冊記錄之權益如下:

	持有之普通股數目				
董事姓名	個人權益	家族權益	公司權益	其他權益	權益總計
謝錦鵬	4,600,000	–	71,450,000 (附註1)	–	76,050,000
林岱	4,600,000	–	71,450,000 (附註2)	–	76,050,000
林寧	1,900,000	–	–	–	1,900,000

董事及行政總裁於股份之權益(續)

附註:

1. 該等股份由謝錦鵬先生全資及實益擁有之Crisana International Inc.持有。

2. 該等股份由林岱先生全資及實益擁有之Silver Wave Holdings Limited 持有。

除上文所披露者外,概無董事、行政總裁或任何彼等之配偶或未滿18歲之子女擁有本公司或其任何相聯法團(定義見披露權益條例)之任何權益。

主要股東

根據披露權益條例第16(1)條存置之主要股東名冊顯示,除上文「董事及行政總裁於股份之權益」一節所披露之權益外,並無任何人士擁有本公司於二零零四年六月三十日已發行股本5%或以上之權益。

最佳應用守則

概無董事知悉有任何資料合理顯示,本公司於截至二零零四年六月三十日止六個月之任何時間內,未有或未曾遵守載列於香港聯合交易所有限公司證券上市規則附錄14之最佳應用守則,惟本公司之所有董事並非按照指定年期委任,彼等乃根據本公司之公司細則須輪值告退。

承董事會命
中意控股有限公司
主席
謝錦鵬

二零零四年八月二日

(9)

CHITALY HOLDINGS LIMITED
中意控股有限公司

(incorporated in the Cayman Islands with limited liability)

PLACING AND PUBLIC OFFER



Sponsor

KINGSTON CORPORATE FINANCE LIMITED

IMPORTANT

If you are in any doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

CHITALY HOLDINGS LIMITED

中意控股有限公司

(incorporated in the Cayman Islands with limited liability)

PLACING AND PUBLIC OFFER

Number of Offer Shares	:	57,500,000 Shares
Number of Placing Shares	:	51,750,000 Shares (subject to reallocation) comprising 34,500,000 New Shares and 17,250,000 Sale Shares
Number of Public Offer Shares	:	5,750,000 New Shares (subject to reallocation)
Offer Price	:	HK$1.00 per Share
Nominal value	:	HK$0.10 each
Stock code	:	1198

Sponsor

KINGSTON CORPORATE FINANCE LIMITED

Underwriters

KINGSTON SECURITIES LIMITED

Tai Fook Securities Company Limited

Quam Securities Company Limited

Principal sub-underwriter

The Seven Securities Limited

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

A copy of this prospectus, having attached thereto the documents specified in the section headed "Documents delivered to the Registrar of Companies" in Appendix 5 to this prospectus, has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance. The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this prospectus or any of the other documents referred to above.

2nd May, 2002

2002

Latest time for lodging **WHITE** and **YELLOW** application forms	12:00 noon on Tuesday, 7th May
Application lists open *(Note 1)*	11:45 a.m. on Tuesday, 7th May
Application lists close *(Note 1)*	12:00 noon on Tuesday, 7th May
Announcement of the level of indication of interests in the Placing, results of applications and basis of allocation of the Public Offer Shares and the number of Shares (if any) reallocated from the Public Offer to the Placing to be published in South China Morning Post (in English) and Hong Kong Economic Journal (in Chinese) on or before	Monday, 13th May
Refund cheques in respect of wholly or partially unsuccessful applications to be posted on or before *(Note 2)*	Monday, 13th May
Despatch of shares certificates on or before *(Note 2)*	Monday, 13th May
Dealings in the Shares on the Stock Exchange to commence on	Wednesday, 15th May

Notes:

1. If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Tuesday, 7th May, 2002, the application lists will not open on that day. See the paragraph headed "Effect of bad weather on the opening of the application lists" in the section headed "How to apply for the Public Offer Shares" in this prospectus.

2. Applicants who apply for 1,000,000 Public Offer Shares or above on **WHITE** or **YELLOW** application forms and indicate in their application forms that they wish to collect their share certificate(s) and/or refund cheque(s) in person may collect their share certificate(s) and/or refund cheque(s) on the day as described in the paragraph headed "Collection/posting of share certificate(s)/refund cheque(s) and deposit of share certificate(s) into CCASS" in the section headed "How to apply for the Public Offer Shares" in this prospectus.

   Uncollected share certificates and/or refund cheques will be despatched by ordinary post at the own risk of the applicants on the day as described in the paragraph headed "Collection/posting of share certificate(s)/refund cheque(s) and deposit of share certificate(s) into CCASS" in the section headed "How to apply for the Public Offer Shares" in this prospectus.

For details of the structure of the Share Offer, including its conditions, see section headed "Structure of the Share Offer" of this prospectus.

CONTENTS

You should rely only on the information contained in this prospectus and the related application forms to make your investment decision.

The Company and the Vendors have not authorised anyone to provide you with information that is different from what is contained in this prospectus.

Any information or representation not made in this prospectus and the related application forms must not be relied on by you as having been authorised by the Company, the Vendors, the Sponsor, the Underwriters, their respective directors of any of them, or any other person involved in the Share Offer.

CONTENTS

CONTENTS

This summary aims to give you an overview of the information contained in this prospectus. As this is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in the Offer Shares.

There are risks associated with any investment. Some of the particular risks in investing in the Offer Shares are set out in the section headed "Risk factors" of this prospectus. You should read this section carefully before deciding to invest in the Offer Shares.

BUSINESS

The Group is principally engaged in the design, manufacture and sale of a wide range of home furniture. The products of the Group are currently sold under the brand names of "皇朝" and "金騎士" which include bedroom, dining room and living room furniture. The product line of "皇朝" targeting at customers at all ages was launched in August 1998 while the products under the brand name of "金騎士" targeting at the younger generation were newly launched in May 2001. For the year ended 31st December, 2001, the sales of the Group's furniture products under its brand names of "皇朝" and "金騎士" accounted for about 60% and 40% of the Group's total turnover respectively.

Most of the Group's products were sold to the PRC while the remaining were sold to other areas such as Japan, Middle East, Australia, Taiwan, the United Kingdom and the US. For the three years ended 31st December, 2001, sales of the Group to the PRC accounted for about 100%, 96% and 98% respectively of the Group's turnover.

The Group has an extensive distribution network in the PRC. As at the Latest Practicable Date, the Group has approximately 295 distributors located at 29 provinces and/or municipalities throughout the PRC. These distributors are running approximately 360 distribution points of which 222 are specialty outlets operating under the shop names of "皇朝傢俬" and/or "金騎士". The Directors believe that with the increase in the production capacity and product range of the Group, more and more distributors will be attracted by the Group and appear in the cities where the Group has no presence at the moment.

The Group commits to designing and producing modern-style home furniture, in particular various furniture sets catering for bedrooms, living rooms and dining rooms, which creates a taste of life and leads the market trends. As at the Latest Practicable Date, the Group's product development team consisted of six full-time designers. The team keeps abreast with the trend of interior design all over the world and designs new products to suit the PRC and overseas markets. The Group also seeks to register a number of its product designs in the PRC.

The Directors also believe that the Group's commitment in producing high quality products and its emphasis on stringent quality control are crucial factors to the Group's success. The Group was accredited the ISO9001 standard by the TÜVCERT Certification Body of Rheinisch — Westfälischer TÜV e.V. in Germany in August 1999.

The Group's production facilities, having a gross floor area of about 35,820 sq.m., are erected on a site with a total area of about 75,208 sq.m. located in Xin Cun Zhen, Zengcheng City, Guangzhou, the PRC (中國廣州增城市仙村鎮). The Group started to set up the production facilities in about May 1999 and commenced production of furniture with such facilities in September 1999. Prior to that, the Group's products were manufactured by Baixing operated under a contractual management agreement commencing in September, 1997 until its termination in October, 1999.

PRINCIPAL STRENGTHS OF THE GROUP

The Directors believe that the Group has established a leading position in the furniture market in the PRC and consider that the success of the Group is primarily attributable to the following factors:

- the in-depth knowledge and extensive experience of the Group's management team in the PRC furniture industry;
- the Group's commitment and ability to design and develop a wide range of fashionable furniture products, in particular, complete bedroom sets (each set consists of one bed, two night-stands, one dresser and one wardrobe);
- the Group's commitment to and emphasis on the quality of products;
- the Group's long-established relationship with its major customers and suppliers;
- the Group's established reputation and successful market penetration of the Group's quality products; and
- the extensive sales and distribution network of the Group in the PRC.

FUTURE PLANS AND STRATEGIES

To strengthen the Group's profitability and future development, the Directors intend to (i) constantly introduce new lines of products; (ii) further develop its existing sales and distribution network; and (iii) increase the production capacity, efficiency and product quality.

Introduction of new lines of products

One of the keys of success of the Group is the constant introduction of new lines of products. This is reflected in the case of "金騎士" where the monthly turnover of "金騎士" brand products has already outstripped the monthly turnover of "皇朝" within a few months since it has been introduced into the market in or about mid May 2001. The Group at present has three new lines of products ready to be introduced into the market and the Directors are planning to input more resources into the development and launch of such new lines of products so as to increase its market share and enlarge the number of the Group's distributors through the attraction of end-user customers from different classes and age groups.

Further development of its existing sales and distribution network

The Directors are optimistic about the future economic development of the PRC and believe the demand for quality life style will generally increase in line with the economic growth. The Directors are of the view that the Group will benefit from the economic growth in the PRC. With its production plant in the PRC, the Directors consider that the Group is well positioned to capture such increase in demand in the future. In order to increase its market share, the Group intends to further expand its distribution network in the PRC.

Increase production capacity, efficiency and product quality

To cope with the introduction of new lines of products and the expansion in its sales and distribution network, the Group intends to upgrade its machinery and equipment and to increase its production capacity through the construction of a new factory building with new production lines. The Directors believe that the acquisition of more advance machinery will also improve the quality of the Group's products.

With the above business strategies, the Directors consider that the listing of the Shares on the Stock Exchange would provide the Group with a new channel to gain access to the capital markets and to promote its corporate profile which are in the interest of the Group's future growth and development.

REASONS FOR THE NEW ISSUE AND USE OF PROCEEDS

With the additional capital raised from the New Issue and a more visible corporate profile after the listing, the Directors believe that the Group will be in a better position to increase the market share of the Group's products and to implement the Group's plans as set out in the section headed "Future plans" in this prospectus.

The net proceeds from the New Issue, after deducting relating expenses, are estimated to be approximately HK$33 million. The Directors presently intend to apply such net proceeds as follows:

— as to about HK$10 million for the construction of a new factory building;

— as to about HK$12 million for the advancement and purchase of machinery and equipment;

— as to approximately HK$5 million for marketing and promotional expenses; and

— as to the balance of approximately HK$6 million as general working capital for the Group.

To the extent that the net proceeds from the New Issue are not immediately required for the above purposes, it is the present intention of the Directors that such net proceeds will be placed on short-term deposits with financial institutions and/or licensed banks in Hong Kong.

TRADING RECORD

The following is a summary of the combined results of the Group for each of the three years ended 31st December, 2001 which are prepared on the assumption as if the current Group structure had been in existence throughout the periods under review and extracted from the accountants' report, the text of which is set out in Appendix 1 to this prospectus.

		Year ended 31st December,		
		1999	2000	2001
	Notes	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	(1)	102,823	143,669	164,758
Cost of sales		(66,958)	(93,654)	(101,892)
Gross profit		35,865	50,015	62,866
Other revenue		569	887	669
Selling and distribution costs		(4,197)	(5,355)	(5,345)
Administrative expenses		(4,319)	(13,721)	(19,805)
Other operating expenses		—	(500)	(668)
Profit from operating activities		27,918	31,326	37,717
Finance costs		—	—	(102)
Profit before tax		27,918	31,326	37,615
Tax		(3,475)	(4,715)	(5,138)
Net profit from ordinary activities attributable to shareholders		24,443	26,611	32,477
Dividends		13,000	15,000	18,600
Earnings per Share — basic	(2)	12.9 cents	14.0 cents	17.1 cents

Notes:

(1) Turnover represents the net invoiced value of goods sold, net of trade discounts and returns.

(2) The calculation of basic earnings per Share for each of the three years ended 31st December, 2001 is based on the net profit from ordinary activities attributable to shareholders for each of the three years ended 31st December, 2001 and on the assumption that 189,750,000 Shares were in issue, comprising 2,000,000 Shares in issue as at the date of this prospectus and 187,750,000 Shares to be issued pursuant to the Capitalisation Issue, as disclosed more fully in the sub-paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" in the paragraph headed "Further information about the Company" in Appendix 4 to this prospectus.

On 2nd April, 2002, a special dividend of HK$10,000,000 was declared by a subsidiary of the Company and was subsequently paid to the then shareholders of the Group whose names as appeared on the register of members on 2nd April, 2002 out of the Group's internal resources. The special dividend was paid in recognition of the contribution of the then shareholders of the Group.

SHARE OFFER STATISTICS (based on the Offer Price)

Market capitalisation	HK$230 million
Combined net profit from ordinary activities attributable to shareholders of the Group for the financial year ended 31st December, 2001	HK$32.5 million
Historical earnings per Share *(Note 1)*	17.1 cents
Historical price/earnings multiple *(Note 2)*	5.8 times
Prospective annual dividend yield *(Note 3)*	6.0%
Adjusted net tangible asset value per Share *(Note 4)*	46.5 cents

Notes:

1. The calculation of the historical earnings per Share for the year ended 31st December, 2001 is based on the Group's combined net profit attributable to shareholders for that financial year and on the assumption that 189,750,000 Shares were in issue, comprising 2,000,000 Shares in issue as at the date of this prospectus and 187,750,000 Shares to be issued pursuant to the Capitalisation Issue, as disclosed more fully in the sub-paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" in the paragraph headed "Further information about the Company" in Appendix 4 to this prospectus.

2. The historical price/earnings multiple is based on the historical earnings per Share of 17.1 cents for the year ended 31st December, 2001 and on the basis of an issued share capital of 189,750,000 Shares referred to in note 1 above.

3. The prospective annual dividend yield is based on the total dividends of HK$0.06 per Share which the Directors expect would have been paid if the Company had been a listed company throughout the year ended 31st December, 2002.

4. The adjusted net tangible asset value per Share has been arrived at after making the adjustments referred to in the paragraph headed "Adjusted net tangible assets" in the section headed "Financial information" and on the basis of a total of 230,000,000 Shares in issue and to be issued as mentioned herein, but takes no account of any Shares which may fall to be allotted and issued pursuant to the exercise of any options to be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares referred to in the paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" in the section headed "Further information about the Company" in Appendix 4 to this prospectus.

RISK FACTORS

The Directors consider that there are certain risks involved in the Group's business, which are set out in the section headed "Risk factors" of this prospectus. The aforesaid risks can be divided into four main categories including (i) risks relating to the business of the Group; (ii) risks relating to the industry; (iii) risks relating to the PRC and (iv) risks relating to war, which are summarised as below:

Risks relating to the business of the Group

- Reliance on key personnel
- Reliance on the PRC market
- Reliance on major customers
- Reliance on major suppliers
- Reliance on the import/export firm
- Taxation
- Tax liabilities of certain members of the Group
- Trademarks
- Dividends
- Reliance on the specialty outlets
- Breach of the mutual understandings and verbal agreements between the Group and its customers who operate the specialty outlets
- Availability and price of the raw materials
- Reliance on single production facilities
- Infringement of product designs
- Risks relating to the operation of Baixing
- Non-inclusion of a profit forecast for the year ending 31st December, 2002

Risks relating to the industry

- Competition
- Change of customer taste
- Environmental risks

Risks relating to the PRC

- Political and economic consideration

Risks relating to war

In this prospectus, the following expressions have the following meanings, unless the context otherwise requires:

"Administration Penalty Law"	the PRC Administration Penalty Law (中華人民共和國行政處罰法)
"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Baixing"	Guangzhou Huangpu Baixing Furniture Manufactory (廣州市黃埔百興家具製造廠)
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"BVI Service Companies"	Ridgecrest Limited, Knollwood Limited and Moffat Limited
"Capitalisation Issue"	the capitalisation issue referred to in the paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" in the section headed "Further information about the Company" in Appendix 4 to this prospectus
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Chitaly BVI"	Chitaly (BVI) Limited, a company incorporated in the BVI and a wholly-owned subsidiary of the Company
"Chitaly HK"	Chitaly Furniture Limited (中意傢俬有限公司), a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Companies Law"	the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Chitaly Holdings Limited (中意控股有限公司), an exempted company incorporated in the Cayman Islands with limited liability on 8th November, 2001
"Coralview"	Coralview Limited, a company incorporated in the BVI and a wholly-owned subsidiary of the Company
"Corporation Registration Rules"	the PRC Corporation Registration Administration Rules (中華人民共和國企業法人登記管理條例)

"Crisana"	Crisana International Inc., a company incorporated in the BVI and is wholly and beneficially owned by Mr. Tse Kam Pang, Chairman of the Company
"Directors(s)"	the director(s) of the Company
"Export Agreements"	the export and manufacturing agreements (出口及貨物生產合同), entered into between Umbrella and Coralview respectively, the import/export firm in the PRC and Wanlibao or Baixing
"GHAICB"	Guangzhou Huangpu Administration for Industry & Commences Sub-Bureau (廣州市工商行政管理局黃埔分局)
"GHFETB"	Guangzhou Huangpu Foreign Economic and Trade Bureau (廣州市黃埔區對外經濟貿易局)
"Group"	the Company and its subsidiaries or, where the context so requires in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries for the time being
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Import Agreements"	the import and sale of goods agency agreements (委託進口及貨物買賣合同), entered into between Umbrella and Coralview respectively, the import/export firm in the PRC and the respective PRC customers of the Group
"Kingston" or "Sponsor"	Kingston Corporate Finance Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the sponsor to the Share Offer
"Latest Practicable Date"	25th April, 2002, being the latest practicable date prior to the printing of this prospectus for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macao"	the Macao Special Administrative Region of the PRC
"Macao Agent"	an independent agent in Macao appointed by Umbrella and Coralview to provide services to the Group

"New Issue"	the offer for application of the New Shares by the Company under the Placing and the Public Offer
"New Shares"	40,250,000 new Shares being offered by the Company at the Offer Price under the Public Offer and the Placing
"Offer for Sale"	the offer for sale of the Sale Shares by the Vendors
"Offer Price"	HK$1.00 per Offer Share
"Offer Shares"	the Public Offer Shares and the Placing Shares
"Placing"	the conditional placing of the Placing Shares by the Company and the Vendors at the Offer Price to institutional and private investors as described in the section headed "Structure of the Share Offer" in this prospectus
"Placing and Underwriting Agreement"	the placing and underwriting agreement dated 30th April, 2002 entered into between, among others, the Company, the Sponsor and the Underwriters in relation to the Share Offer, particulars of which are summarised in the section headed "Underwriting" in this prospectus
"Placing Shares"	the 34,500,000 New Shares and 17,250,000 Sale Shares initially being offered for subscription and sale under the Placing (subject to reallocation as described in the section headed "Structure of the Share Offer" in this prospectus)
"Placing Underwriters"	Kingston Securities Limited, Tai Fook Securities Company Limited and Quam Securities Company Limited
"PRC" or "China"	the People's Republic of China which for the purposes of this prospectus, excludes Hong Kong, Macao and Taiwan
"PRC Legal Adviser"	GFE Law Office (廣東恒益律師事務所)
"PRC Party"	廣州紡織品進出口公司黃埔公司, a party with whom the Group entered into the contractual management agreement dated 1st September, 1997 for the control of Baixing
"Public Offer"	the offer for subscription to the public in Hong Kong of the Public Offer Shares for cash at the Offer Price, payable in full on application, pursuant to the Share Offer on and subject to the terms and conditions stated herein and in the application forms relating thereto

"Public Offer Shares"	the 5,750,000 New Shares initially being offered for subscription under the Public Offer (subject to reallocation as described in the section headed "Structure of the Share Offer" in this prospectus)
"Public Offer Underwriters"	Tai Fook Securities Company Limited and Quam Securities Company Limited
"Registration Guidelines"	the Registration Administration Guidelines in relation to Production Activities by Foreign (Region) Corporations within the PRC of the PRC National Bureau of Administration for Industry and Commerces (中華人民共和國國家工商行政管理局關於外國(地區)企業在中國境內從事生產經營活動登記管理辦法)
"Royal HK"	Hong Kong Royal Furniture Holding Limited (香港皇朝傢俬集團有限公司), a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Sale Shares"	17,250,000 existing Shares being offered for sale by the Vendors at the Offer Price under the Share Offer
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	the Securities and Futures Commission of Hong Kong
"Share Offer"	the Placing and the Public Offer
"Share Option Scheme"	the share option scheme conditionally adopted by the Company on 26th April, 2002, the principal terms of which are summarised in the section headed "Share Option Scheme" in Appendix 4 to this prospectus
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Silver Wave"	Silver Wave Holdings Limited, a company incorporated in the BVI and is wholly and beneficially owned by Mr. Lam Toi, an executive Director
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Umbrella"	Umbrella Group Limited, a company incorporated in the BVI and a wholly-owned subsidiary of the Company

"Underwriters"	the Placing Underwriters and the Public Offer Underwriters
"US"	the United States of America
"Vendors"	Crisana and Silver Wave
"Wanlibao"	Wanlibao (Guangzhou) Furniture Limited (萬利寶(廣州)家具有限公司), a wholly-owned subsidiary of the Company established in the PRC
"ZFETB"	Zengcheng Foreign Economic and Trade Bureau (增城市對外經濟貿易局)
"HK$" and "cents"	Hong Kong dollars and cents, respectively, the lawful currency of Hong Kong
"MOP"	Pataca, the lawful currency of Macao
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	US dollars, the lawful currency of the US
"sq.ft." and "sq.m."	square feet and square metres, respectively
"%"	per cent.

Unless otherwise specified, translation of US dollars into Hong Kong dollars in this prospectus is based on the approximate exchange rate of HK$7.74 to US$1.00 and translation of Renminbi into Hong Kong dollars in this prospectus is based on the approximate exchange rate of RMB1.00 to HK$0.93.

If there is any inconsistency between the Chinese names of the PRC entities mentioned in this prospectus and their English translations, the Chinese version shall prevail.

Potential investors should carefully consider all of the information set out in this prospectus and, in particular, should consider the following risks and special considerations associated with an investment in the Company before making any investment decision in relation to the Company.

RISKS RELATING TO THE BUSINESS OF THE GROUP

Reliance on key personnel

The success of the Group, to a substantial extent, is attributable to the experience of Mr. Tse Kam Pang, the Group's chairman, and Mr. Lam Toi, the Group's deputy chairman and chief executive officer, as well as their well-established relationship with customers and suppliers. Thus, the continuous directorship of Mr. Tse and Mr. Lam in the Group is crucial to the future prospects and success of the Group. Should Mr. Tse or Mr. Lam cease to be involved in the Group's management, the Group's operations and business may be adversely affected.

Reliance on the PRC market

For each of the three years ended 31st December, 2001, sales of the Group's products in the PRC market accounted for about 100%, 96% and 98% respectively of the Group's turnover. The business and profitability of the Group thus depend very much on the demand for the Group's products in the PRC market. In the event that there are major changes in the political, economic or social conditions in the PRC and such changes directly or indirectly affect the demand for the Group's products in the PRC market, the Group's future profitability may be adversely affected.

Reliance on major customers

For the three years ended 31st December, 2001, the largest customer of the Group accounted for about 4%, 3% and 6% respectively of the Group's turnover. During the same periods, the five largest customers of the Group in aggregate accounted for about 18%, 14% and 20% respectively of the Group's turnover. There is no long-term sales agreement or commitment between the Group and its customers, including the five largest customers, and there is no assurance that such customers will continue to purchase from the Group. If any of such customers ceases purchasing from the Group, the Group's turnover and profits may be adversely affected.

Reliance on major suppliers

For the three years ended 31st December, 2001, the Group's five largest suppliers accounted for about 40%, 55% and 46% respectively of the Group's purchases. For the same periods, the largest supplier of the Group accounted for about 10%, 15% and 24% respectively of the Group's purchases. The Group has not entered into any long-term procurement contracts with any of its suppliers. Should any of the Group's largest suppliers ceases its business relationship with the Group and the Group is unable to find suitable alternative suppliers at comparable quality and prices, the profitability and business of the Group may be adversely affected.

Reliance on the import/export firm

The Group entered into the Import Agreements with its respective customers in the PRC and the independent import/export firm in the PRC. Under the Import Agreements, the import/export firm is engaged to receive purchase orders from the PRC customers and in turn place the purchase orders with the Macao Agent, who acts as agent for Umbrella and Coralview to receive such purchase orders. Upon receipt of such purchase orders, Umbrella and Coralview will place purchase orders, through the Macao Agent, to the import/export firm appointed by the Group under the Export Agreements. Pursuant to the Export Agreements, the import/export firm would then place the manufacturing orders with Baixing/Wanlibao. In addition, delivery of the Group's finished goods is effected through the import/export firm. The Group's operation thus relies on the service of the import/export firm. Though the Directors consider that it is easy to replace the import/export firm currently appointed by the Group with other alternatives, there is no assurance that the operation of the Group would not be adversely affected if the existing import/export firm ceases its relationship with the Group.

Taxation

Guangzhou, the PRC, where Wanlibao is located, is one of the open coastal cities which has tax incentives policy to attract foreign investment. Under the applicable PRC tax law, regulations and notices, Wanlibao is subject to PRC income tax at a preferential rate of 24%. It is exempt from PRC income tax for two years starting from the first profitable year of its operations and enjoys 50% deduction for the subsequent three years. As Wanlibao has suffered accumulated losses since its commencement of operation in 1999, the first profitable year has yet to arise. If there are any adverse changes in the regulatory regime of the PRC tax legislation or if the tax provisions turn out to be inadequate to meet the actual tax liabilities, Wanlibao's business and the Group's profitability may be adversely affected.

Tax liabilities of certain members of the Group

For the three years ended 31st December, 2001, 100%, 85% and 78% of the Group's sales respectively, have been effected by Umbrella and Coralview which are principally engaged in the trading of furniture outside the PRC while the remaining Group's sales have been effected by Wanlibao. The Macao Agent is appointed by Umbrella and Coralview to provide services to the Group including receiving the sales orders, issuing sales invoice and assisting them in placing purchase orders. Customer purchase orders are placed with Umbrella and Coralview through an independent import/export firm in the PRC which in turn places the purchase orders with the appointed Macao Agent. Subsequent to the receipt of customer purchase orders, the Macao Agent appointed by Umbrella and Coralview places purchase orders with the import/export firm which in turn places the manufacturing orders with Baixing or Wanlibao. Delivery of the finished goods is effected through the import/export firm. The BVI Service Companies are also engaged to provide design, quality control and customer services to the Group by tendering services to Umbrella and Coralview on an intermittent basis and involving staff of the BVI Service Companies paying short visits to the PRC. In return, the Macao Agent is entitled to a fixed monthly service fee.

The Group has sought advice from the PRC Legal Adviser on the tax position of Umbrella, Coralview and the BVI Service Companies under the existing regulatory regime of the PRC tax legislation. The advice of the PRC Legal Adviser is summarised as follows: (i) the manufacturing of Umbrella's and Coralview's products was or is all undertaken by Baixing or Wanlibao in the PRC and accordingly, the related responsibility for the PRC tax compliance matters falls on Baixing or Wanlibao but not Umbrella or Coralview; and (ii) regarding the services rendered by the BVI Service Companies, they are not required to attend to any tax compliance matters in the PRC as their services are provided on an intermittent basis during the short visits of their staff to the PRC. The Directors agree with the PRC Legal Adviser that Umbrella, Coralview and the BVI Service Companies are not subject to the PRC income tax and accordingly, are not required to attend to any tax compliance matters in the PRC and no filings of tax return in respect of such companies have been made to the PRC tax authorities.

However, it cannot be precluded that the PRC tax authorities may take into consideration of certain other factors in assessing the tax position of the BVI Service Companies, such as the staff of the BVI Service Companies travelling to the PRC on an intermittent basis, being treated as the potential establishment of these companies in the PRC. In view of the above ambiguity, the Directors, for prudence sake, have made provision for PRC income tax, which is currently 33%, on the estimated assessable profits of the BVI Service Companies which amounted to approximately HK$8.6 million as at 31st December, 2001. The reporting accountants have considered that the basis and calculation of tax provisions were reasonable.

The Group has also sought advice from its Macao legal advisers on the tax position of Umbrella and Coralview under the existing regulatory regime of Macao taxation. Regarding the engagement of the Macao Agent by Umbrella and Coralview, there is no specific provision to impose or deem any Macao income tax on Umbrella and Coralview under such arrangements as Umbrella and Coralview's operations do not involve the delivery or distribution of goods, cash receipts or payments in Macao. However, it cannot be precluded that the Macao Finance Department may take into consideration of certain other factors in assessing the overall tax position of Umbrella and Coralview, such as the receipts of sales orders by the Macao Agent in Macao and treat such factors as the potential establishment of Umbrella and Coralview in Macao. If the Macao Finance Department takes this stance, it may also seek to impose penalties on Umbrella and Coralview and the maximum penalty for each company shall be MOP100,000. In view of the ambiguity, the Directors, for prudence sake, has provided 15.75% of the Macao income tax on the profits derived by Umbrella and Coralview and the cumulative provision of tax payables of approximately HK$6.1 million have been made in the Group's combined balance sheet as at 31st December, 2001. The reporting accountants have considered that the basis and calculation of tax provisions were reasonable.

The Directors have also undertaken that so long as there are no changes in the mode of the Group's operations in future or in the PRC and Macao tax legislation and practices affecting Umbrella, Coralview and the BVI Service Companies, the provision for the PRC income tax and Macao income tax will continue to be made in future for turnover derived by these companies for prudence sake. The cumulative provision will not be written back until the ambiguity referred to above no longer exists.

If there are any adverse changes in the regulatory regime of the PRC and Macao tax legislation or if the tax provisions turn out to be inadequate to meet the actual tax liabilities of Umbrella, Coralview and the BVI Service Companies, the Group's business and profitability may be adversely affected.

Trademarks

For the three years ended 31st December, 2001, about 100%, 100% and 60% respectively of the Group's products were sold under the brand name of "皇朝" while the remainders were sold under the brand name of "金騎士". The Group has registered the trademark "Royal 皇朝" in Hong Kong and "金騎士" in the PRC. In 2000, the Group had attempted to register the trademark "Royal" in the PRC but the application was rejected. However, the Group has never used "Royal" as its trademark on its products in the PRC. The Directors believe that the rejection of registration of the trademark "Royal" in the PRC has and will have no significant impact on the Group. According to search results obtained by the Group's legal adviser on PRC laws, the trademark "皇朝" is available for registration, and the Group has applied for the registration of the trademark "皇朝" in the PRC. There is no assurance that the Group register the trademark "皇朝" in the PRC successfully. If such trademark cannot be registered in the PRC, the Group may not take enforcement action against any infringement of the brand name of "皇朝" in the PRC.

Dividends

Certain members of the Group declared and paid dividends of HK$13 million, HK$15 million and HK$18.6 million, respectively for the three years ended 31st December, 2001. These dividend payments represented approximately 53%, 56% and 57%, respectively, of the Group's net profits from ordinary activities attributable to shareholders for the same periods. Payment of such dividends was financed and fully paid by internal resources of the Group. On 2nd April, 2002, a special dividend of HK$10 million was declared by a wholly-owned subsidiary of the Company and was subsequently paid to the then shareholders of the Group on the same day using the internal resources of the Group. There is no assurance that the Group will declare or pay dividends to the Shareholders following the listing of Shares on the Stock Exchange and the above-mentioned dividend payments should not, therefore, be used as a reference or basis by which future dividend payments on the Shares are determined.

Reliance on the specialty outlets

Most of the Group's products are distributed through the specialty outlets under the shop names of "皇朝傢俬" and/or "金騎士". Such specialty outlets are operated by the Group's customers who are required to distribute the Group's products exclusively to the end-users unless otherwise approved or required by the Group. For the three years ended 31st December, 2001, the sales to the distributors who operate specialty outlets under the shop names of "皇朝傢俬" and/or "金騎士" amounted to approximately, HK$76 million, HK$111 million and HK$134 million respectively, representing approximately 74%, 80% and 83% respectively of the Group's turnover attributed to the sales to in the PRC. To maintain flexibility in selecting such customers

who are interested in operating the specialty outlets, it is the strategy of the Group not to enter into any written contract with such customers though there is mutual understandings and verbal agreements between the Group and its customers. If any problem arises in respect of the Group's business relationship with such customers, the Group's business may be adversely affected.

Breach of the mutual understandings and verbal agreements between the Group and its customers who operate the specialty outlets

The specialty outlets are operated under the mutual understandings and verbal agreements between the Group and its customers who operate the specialty outlets. According to their mutual understandings and verbal agreements, the Group's customers are allowed to operate specialty outlets under the shop names of "皇朝傢俬" and/or "金騎士", in which they are required to sell the Group's products exclusively unless otherwise approved or required by the Group. The specialty outlets are set up in locations approved by the Group. In addition, the Group participates actively in the design and layout of the specialty outlets by providing general advice and accessories for display. The customers shall maintain their integrity and reputation in the market and satisfactory performance record in order to be qualified as approved operators of the Group.

In order to ensure that the Group's products are exclusively sold in the specialty outlets, the specialty outlets are inspected by the Group's sales team from time to time. If it is discovered that any of the specialty outlets are selling products other than those of the Group, the sales team members will report such events to the Group and the Group will stop or suspend supplying its products to such customers as well as requesting such customers to stop using the shop names of "皇朝傢俬" and/or "金騎士" for their outlets. However, should such customers continue to sell products other than those of the Group in the specialty outlets under the shop names of "皇朝傢俬" and/or "金騎士", the Group's business may be adversely affected. As at the Latest Practicable Date, the Group has not discovered any of such breaches.

Should any such customer breach the verbal agreements, the Group could, in principle, take legal action against the defaulting customer in the PRC court. Nevertheless, in the absence of written evidence, the PRC court may reject to handle the case and the Group may not be able to claim for any damages and loss suffered.

Availability and price of the raw materials

In terms of the cost structure of the Group's products, the costs of raw materials accounted for about 87%, 86% and 86%, of the total costs of production for the three years ended 31st December, 2001 respectively. The principal raw materials purchased by the Group for the production of its products include particle board, medium density fibre board, and paint and hardware. The principal raw materials purchased by the Group are mainly sourced from the PRC and the remainings are sourced overseas. The Group is subject to the risk of price fluctuation in raw materials which in turn is determined by the availability of the supply of and demand for such materials. The Group has not encountered any significant increase in the price of raw materials nor any significant shortage in the supply of raw materials during the three years ended 31st

December, 2001. Nevertheless, the Group's results would be adversely affected if it is unable to obtain a stable and continuous supply of raw materials in a timely manner or if there are significant increase in the costs of its main raw materials in the future and the Group is not able to pass such increases on to its customers.

Reliance on single production facilities

Most of the Group's products are manufactured in the Group's production facilities located in Xin Cun Zhen, Zengcheng City, Guangzhou, the PRC (中國廣州增城市仙村鎮). For the three years ended 31st December, 2001, there was no production overhaul in the Group's production facilities. The Group's profitability would be adversely affected should the factory's operation be interrupted or ceased for any reason.

Infringement of product designs

It is the Group's strategy to register certain product designs of the Group in order to resist competition and to deter counterfeit products. As at the Latest Practicable Date, the Group is the owner of 21 product designs and has applied for the registration of 14 product designs in the PRC. Although the Group can take legal action to protect its intellectual property rights, any infringement of the Group's product designs may adversely affect the profitability of the Group.

Risks relating to the operation of Baixing

Chitaly HK and the PRC Party entered into a contractual management agreement, effective from the date of the agreement until 31st December, 2000, for the control and management of Baixing on 1st September, 1997. Baixing was principally engaged in the manufacture and processing of furniture in the PRC. The contractual management agreement has been approved by GHFETB in September, 1997.

According to the contractual management agreement, Chitaly HK was responsible for (a) managing the operation and production of Baixing; (b) providing all machineries and raw materials required for production; and (c) paying all operating expenses incurred by Baixing, while the PRC Party was responsible for (a) obtaining the relevant business licence in relation to the manufacturing of furniture for use by Chitaly HK; (b) handling the procedure for obtaining approval in relation to contracts in the PRC; and (c) appointing administrative personnel to assist Chitaly HK in handling administrative matters in Baixing. During the period of contractual management, the Group made payments to the suppliers via Baixing and the customers made payments to the Group via the import/export firm. Baixing was also responsible for payments in respect of remuneration for the PRC staff. All sales and purchases, settlement from/to customers/suppliers and payment of staff remuneration were recorded in the books of Umbrella and Coralview. The operation of Baixing is set out in the sub-section headed "Production facilities" under the section headed "Business" in this prospectus. The PRC Legal Adviser has confirmed that such operation complied with the PRC laws and regulations. Chitaly HK and Baixing were responsible for any debts and damages arising from the operation of Baixing during the contractual management period.

According to the Registration Guidelines, a foreign company contractually managed a local company must obtain an approval from the relevant foreign economic and trade bureau. In addition, after the approval has been obtained, the foreign company must register with and obtain a business licence from the relevant administrative bureau for industry and commerce. If such foreign company fails to comply with the above requirement, the relevant administrative bureau for industry and commerce may impose penalty in accordance with the Corporation Registration Rules and its subsidiary legislation.

The contractual management agreement was duly approved by GHFETB in September, 1997 and, according to the PRC Legal Adviser, was legal, valid and enforceable against the parties.

According to the contractual management agreement, the PRC Party was responsible for obtaining the relevant business licence for Chitaly HK. However, the PRC Party did not comply with the requirement to arrange for business registration in respect of the contractual management operation from the relevant administrative bureau for industry and commerce and obtain the business licence for Chitaly HK. According to two confirmation letters issued by GHAICB on 26th February, 2002 and 5th March, 2002 respectively, the GHAICB (1) ratifies Chitaly HK's qualification for managing Baixing from 1st September, 1997 to 31st October, 1999; (2) ratifies the operation of Baixing by Chitaly HK as a lawful business; (3) ratifies the business activities mentioned in the contractual management agreement as legal and valid; (4) confirms that GHAICB, notwithstanding Chitaly HK's failure to obtain a business licence and arrange for business registration, has not imposed any penalty against Chitaly HK and it has not issued or served any documents for imposing such penalty; and (5) confirms that notwithstanding Chitaly HK's failure to obtain a business licence and arrange for business registration, no penalty will be imposed (including fine and order for confiscation of profits) on Chitaly HK. The PRC Legal Adviser has confirmed that, according to PRC laws, GHAICB as a district administrative bureau for industry and commerce has the power to ratify and confirm the above matters and the confirmation letters are legal and valid.

Contractually managing Baixing by Chitaly HK without business licence is in the nature of operating a business in the PRC without proper registration. According to the PRC Legal Adviser, such operation was not in compliance with the Registration Guidelines. According to the Corporation Registration Rules and its subsidiary legislation, the relevant administration bureau for industry and commerce may order the defaulting enterprise to cease its operation, confiscate the profits from the operation, and impose a fine up to three times of such profits up to a maximum limit of RMB30,000. If such enterprise does not have any profit, it may impose a fine with a maximum limit of RMB10,000. However, according to Article 29 of the Administration Penalty Law if penalty is not imposed within two years after the breach, subject to other special provisions under the PRC laws and regulations, no further penalty will be imposed. At present, according to the PRC Legal Adviser, PRC law does not have any other specific provisions on the limitation period for administrative penalty on operating a business without proper registration. As such, the above Article 29 applies and the limitation period is calculated from the commencement date of the breach; if the breach is a continuous act, it is calculated from the date of the end of such act. As Chitaly HK ceased its contractual management of Baixing on 31st October, 1999, the two-year limitation period for administrative penalty has already expired.

The above legal issues are stated in the PRC legal opinion given by the PRC Legal Adviser. According to such PRC legal opinion, notwithstanding that Chitaly HK did not have the relevant business licence, the business operation of Baixing under the contractual management agreement was still legal and valid, and Chitaly HK would not attract any criminal liability or civil liability due to such a breach. In addition, they are of the opinion that Chitaly HK would not be penalised or its profits would not be confiscated and the business of the Group would not be adversely affected.

The contractual management agreement was terminated in October 1999 and the Group had set up its own production facilities through Wanlibao in the same year. According to the PRC Legal Adviser, the establishment of Wanlibao was in compliance with the requirements of the PRC laws and regulations.

The Group's profitability would be adversely affected should the relevant government authority in the PRC impose penalty on the Group in respect of the failure of the PRC Party to obtain the relevant business licence for operation of Baixing.

Non-inclusion of a profit forecast for the year ending 31st December, 2002

A profit forecast for the year ending 31st December, 2002 has not been included in this prospectus since it is not possible to predict with certainty the turnover and profit of the Group. The reasons for this include (a) the business of the Group does not involve long-term contracts and confirmed orders; and (b) the sales of furniture products are subject to, among other factors, the prevailing market conditions, preference of customers and competition in the industry. Given these factors, the Directors do not consider that it is appropriate to prepare a profit forecast for the Group for the year ending 31st December, 2002. Investors should be aware that there is no assurance that the Group will increase or maintain its historical revenue or profitability and that the historical results of the Group should not, therefore, be used as an indication of its future performance.

RISKS RELATING TO THE INDUSTRY

Competition

So far as the Directors are aware, there are a number of companies with different size of operations involved in the manufacture and sale of home furniture for the PRC market. With the PRC's anticipated entry into the World Trade Organisation, it is expected that an increasing number of foreign companies in these industries will enter into the PRC market. Many of these companies may have substantially more capital and resources for research and development, higher production capacity and better marketing capabilities than that of the Group. Should there be any increase in competition, the gross profit margin and operating profit of the Group may be adversely affected. The Group's future growth may also be adversely affected if these competitors become more competitive in terms of their product quality and pricing.

Change of customer taste

The Directors believe that the success of the Group depends, to a certain extent, on the level of acceptance by the market of its existing and new products and designs. In the past, the Group has successfully created a number of new products and designs. These new products and designs, as well as its quality traditional products and designs, have been widely accepted by the market. However, there is no assurance that such products and designs will continue to be accepted by the market in the future. If the Group fails to introduce new products and designs which achieve satisfactory market reception, the Group's profitability will be adversely affected.

Environmental risks

The Group's business is subject to the PRC environmental protection laws and regulations and tight control from the Bureau of Environmental Protection. Wanlibao has complied with the PRC laws and regulations in respect of environmental protection and has obtained the relevant certificate and permit.

The Directors are aware that the Group's waste treatment facilities, including dust collection system (吸塵系統) and spray screen (水簾噴幕), may need to be adjusted or improved from time to time in order to comply with the standards required by the relevant authorities if the Group is to increase its production output. Should the Group fail to pass such inspection due to a change of the relevant standards or increasing output of the Group or for any other reason, the Group may be required by the relevant authorities to cease production or subject to penalty. The cost of compliance with increasingly and more onerous environmental protection requirements will adversely affect the Group's profitability and operations.

RISKS RELATING TO THE PRC

Political and economic consideration

The Directors are of the view that the general economic, political, legal and social conditions prevailing in the PRC may directly or indirectly affect the Group's financial performance and operations since the Group's major market is in the PRC and its production facilities are located in the PRC.

The PRC economy has traditionally been a centrally planned economy subject to a series of economic plans adopted by the central government. Over the years, the PRC government has introduced substantial economic and political reforms. However, many laws and regulations governing economic matters implemented by the PRC government are still at an early stage of

development and their interpretation and enforcement is less certain than in other western countries. Any downturn in the PRC economy which has a dampening effect on the demand in the PRC for home furniture products may adversely affect the profitability and growth of the Group. In addition, as most of the Group's existing operations in the PRC are subject to administrative review and approval by various national and local PRC government authorities, there is no assurance that the Group's future performance and profitability will not be adversely affected by any changes in political, economic and social conditions in the PRC and by changes in the PRC government policies.

RISKS RELATING TO WAR

The attack at the World Trade Centre in the US on 11th September, 2001 has led to air strikes by the US and the United Kingdom on military and terrorist targets in Afghanistan since 7th October, 2001. It is expected that the aftermath of such air strikes will continue to exert considerable influence on the global economy. If the growth of global economy is further slowed down in the near future, although there is no direct impact on the Group's business, the profit and operation of the Group may be adversely affected indirectly.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus includes particulars given in compliance with the Companies Ordinance, the Securities (Stock Exchange Listing) Rules 1989 (as amended) and the Listing Rules for the purpose of giving information to the public with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this prospectus misleading.

FULLY UNDERWRITTEN

The Share Offer comprises an offer for subscription of 40,250,000 New Shares by the Company and an offer for sale of 17,250,000 Sales Shares by the Vendors under the Public Offer and the Placing, in each case at the Offer Price payable in full on application. Details of the structure of the Share Offer are set out in the section headed "Structure of the Share Offer" in this prospectus and the related application forms which set out the terms and conditions of the Share Offer.

The Share Offer is sponsored and managed by Kingston and fully underwritten by the Underwriters. For further information about the Underwriters and the placing and underwriting arrangements, please see the section headed "Underwriting" on pages 68 to 73 in this prospectus.

OFFER SHARES TO BE OFFERED IN HONG KONG ONLY

No action has been taken in any jurisdiction other than Hong Kong to permit the offering of the Offer Shares or the distribution of this prospectus in any jurisdiction other than Hong Kong. This prospectus may not be used for the purpose of, and does not constitute, an offer or invitation nor is it calculated to invite or solicit offers in any jurisdiction in which it is not authorised, and is not an offer or invitation to any person to whom it is unlawful to make an unauthorised offer or invitation.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

The Company has applied to the Listing Committee of the Stock Exchange for listing of and permission to deal in, the Shares in issue, Shares to be issued as mentioned in this prospectus and any Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme.

No part of the Company's share or loan capital is listed or dealt in on any other stock exchange. At present, the Company is not seeking or proposing to seek listing of or permission to deal in its securities on the Growth Enterprise Market of the Stock Exchange or any other stock exchange.

PROFESSIONAL TAX ADVICE RECOMMENDED

If you are unsure about the taxation implications of subscribing for, purchasing, holding, disposing of or otherwise dealing in the Offer Shares, or exercising any rights attaching thereto, you should consult an expert.

The Company, the Vendors, the Sponsor, the Underwriters, their respective directors and any other person involved in the Share Offer do not accept responsibility for any tax effects on, or liability of, any person resulting from subscribing for, or purchasing, holding or disposing of or otherwise dealing in or the exercise of any rights in relation to the Offer Shares.

STAMP DUTY

All Shares to be issued pursuant to the Share Offer will be registered on the Company's branch register of members to be maintained in Hong Kong by its branch share registrar and transfer agent, Tengis Limited. The Company's principal register of members will be maintained in the Cayman Islands. Only Shares registered on the Company's branch register of members maintained in Hong Kong may be traded on the Stock Exchange.

Dealings in Shares registered on the Company's Hong Kong branch register of members will be subject to Hong Kong stamp duty.

PROCEDURE FOR APPLICATION FOR PUBLIC OFFER SHARES

The procedure for application for Public Offer Shares is set out in the section headed "How to apply for the Public Offer Shares" in this prospectus and on the relevant application forms.

STRUCTURE OF THE SHARE OFFER

Details of the structure of the Share Offer, including conditions, are set out in the section headed "Structure of the Share Offer" in this prospectus.

COMMENCEMENT OF DEALINGS IN THE SHARES

Dealings in the Shares on the Stock Exchange is expected to commence on or about Wednesday, 15th May, 2002. Shares will be traded in board lots of 2,000 Shares each.

Name	Address	Nationality
Executive Directors		
Mr. Tse Kam Pang *(Chairman)*	House No. 93, Royal Castle 23 Pik Sha Road Clear Water Bay New Territories Hong Kong	Canadian
Mr. Lam Toi	House No. 5 Villa Costa Lookout Link 18 Tai Po New Territories Hong Kong	Chinese
Miss Lam Ning, Joanna	Flat D, 15/F Block 5 Villa Oceania Ma On Shan New Territories Hong Kong	Chinese
Independent non-executive Directors		
Mr. Tsao Kwang Yung, Peter	8 Caldecott Road A1 Kowloon Hong Kong	Chinese
Mr. Ma Gary Ming Fai	Flat E, 12/F Tower 9 Villa Verda Leguna Verda Hunghom Kowloon Hong Kong	Canadian

CORPORATE INFORMATION

Registered office	Century Yard, Cricket Square Hutchins Drive P.O. Box 2681 GT Grand Cayman Cayman Islands BritishWest Indies
Head office and principal place of business	Units 2 & 3 18/F, Metropole Square 2 On Yiu Street Shatin Hong Kong
Company Secretary	Mr. Chan Wing Kit, AHKSA
Authorised representatives	Mr. Tse Kam Pang Mr. Chan Wing Kit
Audit committee	Mr. Tsao Kwang Yung, Peter Mr. Ma Gary Ming Fai
Principal banker	Bank of China 1 Garden Road Central Hong Kong
Principal share registrar and transfer office	Bank of Butterfield International (Cayman) Ltd. Butterfield House 68 Fort Street P.O. Box 705 George Town Grand Cayman Cayman Islands Bristish West Indies
Hong Kong branch share registrar and transfer office	Tengis Limited 4th Floor Hutchison House 10 Harcourt Road Central Hong Kong

PARTIES INVOLVED IN THE SHARE OFFER

Sponsor	Kingston Corporate Finance Limited 28th Floor One International Finance Centre 1 Harbour View Street Central Hong Kong
Placing Underwriters	Kingston Securities Limited 28th Floor One International Finance Centre 1 Harbour View Street Central Hong Kong
	Tai Fook Securities Company Limited 26th Floor New World Tower 16-18 Queen's Road Central Hong Kong
	Quam Securities Company Limited Room 3308 Gloucester Tower The Landmark 11 Pedder Street Central Hong Kong
Public Offer Underwriters	Tai Fook Securities Company Limited 26th Floor New World Tower 16-18 Queen's Road Central Hong Kong
	Quam Securities Company Limited Room 3308 Gloucester Tower The Landmark 11 Pedder Street Central Hong Kong
Principal sub-underwriter	The Seven Securities Limited Unit 605A, 6/F., Tower Two Lippo Centre 89 Queensway Hong Kong

Legal Advisers to the Company	*As to Hong Kong Law* Kwok & Yih in association with Andersen Legal 37th Floor Gloucester Tower The Landmark Central Hong Kong
	As to PRC Law GFE Law Office (formerly known as Guangzhou Foreign Economic Law Office) 15th Floor Chengyue Plaza 448 Dongfeng Zhong Road Guangzhou PRC
	As to Cayman Islands Law Conyers Dill & Pearman, Cayman Century Yard Cricket Square Hutchins Drive George Town Grand Cayman Cayman Islands British West Indies
Legal Advisers to the Underwriters	Fairbairn Catley Low & Kong 43rd Floor, Gloucester Tower The Landmark 11 Pedder Street Hong Kong
Auditors and Reporting Accountants	Ernst & Young *Certified Public Accountants* 15th Floor Hutchison House 10 Harcourt Road Central Hong Kong

Property Valuer	Castores Magi Surveyors Limited Suites 402-3, Unicorn Trade Centre 131 Des Voeux Road Central Hong Kong
Receiving Bank	Standard Chartered Bank 15th Floor Standard Chartered Tower 388 Kwun Tong Road Kwun Tong Hong Kong

DESCRIPTION OF BUSINESS

The Group is principally engaged in the design, manufacture and sale of a wide range of home furniture. The products of the Group are currently sold under the brand names of "皇朝" and "金騎士" which include bedroom, dining room and living room furniture. The product line of "皇朝" targeting at customers at all ages was launched in August 1998 while the products under the brand name of "金騎士" targeting at the younger generation were newly launched in May 2001. For the year ended 31st December, 2001, the sales of the Group's furniture products under the brand names of "皇朝" and "金騎士" accounted for about 60% and 40% of the Group's total turnover respectively.

Most of the Group's products were sold to the PRC while the remaining were sold to other areas such as Japan, Middle East, Australia, Taiwan, the United Kingdom and the US. For the three years ended 31st December, 2001, sales of the Group to the PRC accounted for about 100%, 96% and 98% respectively of the Group's turnover.

The Group has an extensive distribution network in the PRC. As at the Latest Practicable Date, the Group has approximately 295 distributors located at 29 provinces and/or municipalities throughout the PRC. These distributors are running approximately 360 distribution points of which approximately 222 are specialty outlets operating under the shop names of "皇朝傢俬" and/or "金騎士". The Directors believe that with the increase in the production capacity and product range of the Group, more and more distributors will be attracted by the Group and appear in the cities where the Group has no presence at the moment.

The Group commits to designing and producing modern-style home furniture, in particular various furniture sets catering for bedrooms, living rooms and dining rooms, which creates a taste of life and leads the market trends. As at the Latest Practicable Date, the Group's product development team consisted of six full-time designers. The team keeps abreast with the trend of interior design all over the world and designs new products to suit the PRC and overseas market. The Group also seeks to register a number of its product designs in the PRC.

The Directors also believe that the Group's commitment in producing high quality products and its emphasis on stringent quality control are crucial factors to the Group's success. The Group was accredited the ISO9001 standard by the TÜVCERT Certification Body of Rheinisch — Westfälischer TÜV e.V. in Germany in August 1999.

The Group's production facilities, having a total gross floor area of about 35,820 sq.m., are erected on a site with a total area of about 75,208 sq.m. located in Xin Cun Zhen, Zengcheng City, Guangzhou, the PRC (中國廣州增城市仙村鎮). The Group started to set up the production facilities in about May 1999 and commenced production of furniture with such facilities in September 1999. Prior to that, the Group's products were manufactured by Baixing which was operated under a contractual management agreement commencing in September, 1997 until its termination in October, 1999.

PRINCIPAL STRENGTHS OF THE GROUP

The Directors believe that the Group has established a leading position in the furniture market in the PRC and consider that the success of the Group is primarily attributable to the following factors:

- the in-depth knowledge and extensive experience of the Group's management team in the PRC furniture industry;
- the Group's commitment and ability to design and develop a wide range of fashionable furniture products, in particular, complete bedroom sets (each set consists of one bed, two night stands, one dresser and one wardrobe);
- the Group's commitment to and emphasis on product quality;
- the Group's long-established relationship with its major customers and suppliers;
- the Group's established reputation and successful market penetration of the Group's quality products; and
- the extensive sales and distribution network of the Group in the PRC.

CORPORATE STRATEGIES

In order to maintain the competitive edge of the Group, the Directors believe that it is important for the Group to take a leading position to create demand in the market for its products. With this primary objective, the Group identifies and adopts the following key business strategies:

- **Trendy design of quality home furniture products**

The Group puts great emphasis on the design and quality of its products. The Group considers itself to be a market leader and the Group is committed to offering quality home furniture with trendy design. In particular, the Group is specialised in designing and marketing home furniture catering for bedrooms, living rooms and dining rooms.

- **Continuous launching of new products**

In view of the changing preference of customers and market trends, the Directors consider that continual launch of new products is important to maintain the market share of the Group. It is the Group's strategy to launch new series of products under its existing brand names of "皇朝" and "金騎士". Furthermore, the Group also seeks to develop new product lines under new brand names in order to exploit the potential of different market segments.

- **Design registration**

It is the Group's strategy to register certain product designs of the Group in order to resist competition and to deter counterfeit products. As at the Latest Practicable Date, the Group is the owner of 21 product designs and has applied for the registration of 14 product designs in the PRC. The Group will also take appropriate legal action to protect its registered designs should any infringement is noticed. The products covered by the registered designs include beds, headboards, furniture accessories and pattern papers. Further details of such product designs are set out in the paragraph headed "Intellectual property rights of the Group" in the section headed "Further information about the business" in Appendix 4 to this prospectus.

- **Expansion of sales and distribution network in the PRC**

The Group has established an extensive sales and distribution network to facilitate the sale of its products and to strengthen its market presence. At present, the Group sells its products mainly to distributors who operate specialty outlets under the shop names of "皇朝傢俬" and/or "金騎士", distributing in over 29 provinces and/or municipalities in the PRC. The Group also sells its products to distributors who distribute the Group's products through their own retail outlets in the PRC. It is the Group's strategy to continue expanding its sales and distribution network in order to further increase its market share.

- **Displays in specialty outlets**

In order to establish a unique image for its products, the Group has put great emphasis on the display and layout of the specialty outlets operated under the shop names of "皇朝傢俬" and/or "金騎士" by its distributors. The distributors operating these specialty outlets are required to sell the Group's products exclusively unless otherwise approved or required by the Group. The show window of these specialty outlets are arranged as a room and the Group's products are displayed in the room with other home accessories. The Group participates actively in the design and layout of the specialty outlets by providing general advice and the home accessories.

HISTORY AND DEVELOPMENT

The business of the Group started in August 1997 when Mr. Tse Kam Pang and Mr. Lam Toi set up Chitaly HK.

On 1st September, 1997, Chitaly HK and the PRC Party entered into a contractual management agreement, effective from the date of the agreement until 31st December, 2000, for the control of Baixing. Baixing was principally engaged in the manufacture and processing of furniture in the PRC. The contractual management agreement has been approved by the GHFETB in September, 1997.

According to the contractual management agreement, Chitaly HK was responsible for (a) managing the operation and production of Baixing; (b) providing all machineries and raw materials required for production; and (c) paying all operating expenses incurred by Baixing,

while the PRC Party was responsible for (a) obtaining the relevant business licence in relation to the manufacturing of furniture for use by Chitaly HK; (b) handling the procedure for obtaining approval in relation to contracts in the PRC; and (c) appointing administrative personnel to assist Chitaly HK in handling administrative matters in Baixing. During the period of contractual management, the Group made payments to the suppliers via Baixing and the customers made payments to the Group via the import/export firm. Baixing was also responsible for payments in respect of remuneration for the PRC staff. All sales and purchases, settlement from/to customers/suppliers and payment of staff remuneration were recorded in the books of Umbrella and Coralview. The operation of Baixing is set out in the sub-section headed "Production facilities" under the section headed "Business" in this prospectus. The PRC Legal Adviser has confirmed that such operation complied with the PRC laws and regulations. Chitaly HK and Baixing were to be responsible for any debts and damages arising from the operation of Baixing during the contractual management period.

According to the Registration Guidelines, a foreign company contractually managed a local company must obtain an approval from the relevant foreign economic and trade bureau. In addition, after the approval has been obtained, the foreign company must register with and obtain a business licence from the relevant administration for industry and commerce bureau. If such foreign company fails to comply with the above requirement, the relevant administrative bureau for industry and commerce may impose penalty in accordance with the Corporation Registration Rules and its subsidiary legislation.

The contractual management agreement was duly approved by GHFETB in September, 1997 and, according to the PRC Legal Adviser, was legal, valid and enforceable against the parties.

According to the contractual management agreement, the PRC Party was responsible for obtaining the relevant business licence for Chitaly HK. However, the PRC Party did not comply with the requirement to arrange for business registration in respect of the contractual management operation from the relevant administrative bureau for industry and commerce and obtain the business licence for Chitaly HK. According to two confirmation letters issued by GHAICB on 26th February, 2002 and 5th March, 2002 respectively, the GHAICB (1) ratifies Chitaly HK's qualification for managing Baixing from 1st September, 1997 to 31st October, 1999; (2) ratifies the operation of Baixing by Chitaly HK as a lawful business; (3) ratifies the business activities mentioned in the contractual management agreement as legal and valid; (4) confirms that the GHAICB, notwithstanding Chitaly HK's failure to obtain a business licence and arrange for business registration, has not imposed any penalty against Chitaly HK and it has not issued or served any documents for imposing such penalty; and (5) confirms that notwithstanding Chitaly HK's failure to obtain a business licence and arrange for business registration, no penalty will be imposed (including fine and order for confiscation of profits) on Chitaly HK. The PRC Legal Adviser has confirmed that, according to PRC laws, the GHAICB as a district administrative bureau for industry and commerce has the power to ratify and confirm the above matters and the confirmation letters are legal and valid.

Contractually managing Baixing by Chitaly HK without business licence is in the nature of operating a business in the PRC without proper registration. According to the PRC Legal Adviser, such operation was not in compliance with the Registration Guidelines. According to the Corporation Registration Rules and its subsidiary legislation, the relevant administrative bureau for industry and commerce may order the defaulting enterprise to cease its operation, confiscate the profits from the operation, and impose a fine up to three times of such profits up to a maximum limit of RMB30,000. If such enterprise does not have any profit, it may impose a fine with a maximum limit of RMB10,000. However, according to Article 29 of the Administration Penalty Law, if penalty is not imposed within two years after the breach, subject to other special provisions under the PRC laws and regulations, no further penalty will be imposed. At present, according to the PRC Legal Adviser, PRC law does not have any other specific provisions on the limitation period for administrative penalty on operating a business without proper registration. As such, the above Article 29 applies and the limitation period is calculated from the commencement date of the breach. If the breach is a continuous act, it is calculated from the date of the end of such act. As Chitaly HK ceased its contractual management of Baixing on 31st October, 1999, the two-year limitation period for administrative penalty has already expired.

The above legal issues are stated in the PRC legal opinion given by the PRC Legal Adviser. According to such PRC legal opinion, notwithstanding that Chitaly HK did not have the relevant business licence, the business operation of Baixing under the contractual management agreement was still legal and valid, and Chitaly HK would not attract any criminal liability or civil liability due to such a breach. In addition, the PRC Legal adviser is of the opinion that Chitaly HK would not be penalised or its profits would not be confiscated and the business of the Group would not be adversely affected.

After the contractual management of Baixing was established, the Group then put great effort in improving the design and quality of its products and in developing a distribution network throughout the PRC. The Directors considered that as the Group's products were becoming popular in the market, it would be a profitable business to run specialty outlets for distributing the Group's products. The Group started to cooperate with its distributors to set up specialty outlets under the shop name of "皇朝傢俬" in or around the beginning of 1998. These specialty outlets were operated by the distributors, who were required to sell the Group's products exclusively through such specialty outlets unless otherwise approved or required by the Group. The Group exerted control over the locations of such specialty outlets to ensure the establishment of a well-planned distribution network.

In the International Furniture Show which took place in Guangzhou, the PRC in August 1998, the beech colour bedroom series was launched under the brand name of "皇朝" and was well accepted by the market. After the International Furniture Show, the number of distributors of the Group increased drastically by about 200%. Because of the good performance of such product series in the market, the Group was in a better position to further strengthen its distribution network by replacing underperformed distributors with stronger and more successful distributors.

In May 1999, the Group registered its trademark Royal in Hong Kong. In August 1999, the Group was accredited the ISO9001 certificate by the TÜVCERT Certification Body of Rheinisch — Westfälischer TÜV e.V. in Germany in recognition of the good quality of the Group's products.

In view of the increasing demand for the Group's products, the Group started to set up its own production premises with a gross floor area of about 35,820 sq.m. erected on a site with a total area of about 75,208 sq.m. in Xin Cun Zhen, Zengcheng City, Guangzhou, the PRC (中國廣州增城市仙村鎮) in about May 1999 through Wanlibao. In addition, according to the mutual agreement between the Group and the PRC Party, the contractual management agreement was terminated on 31st October, 1999 by a termination agreement dated 18th September, 1999.

Wanlibao, a wholly-owned foreign enterprise, was established in July 1999 in the PRC with a registered capital of US$3.7 million, which was subsequently increased to US$5.7 million in July 2000. The registered capital of Wanlibao was fully satisfied by way of cash contribution from Chitaly HK as at 27th October, 2001. Such contribution of registered capital, although fully paid, was partly delayed and the mode of capital contribution was different from the original provisions set out in the articles of association of Wanlibao. Wanlibao has completed all procedures for the deferred capital contribution and obtained the consent to the change in the mode of capital contribution by ZFETB. The PRC Legal Adviser has confirmed that the delay in making capital contribution and the change of the mode of capital contribution would not affect the legality of the establishment and subsistance of Wanlibao. Wanlibao commenced the production of furniture in September 1999. According to the PRC Legal Adviser, the establishment of Wanlibao was in compliance with the requirements of the PRC laws and regulations.

In 2000, the Group began to explore other markets overseas. In March 2000, the Group participated in an International Furniture Show in Singapore. Since then, the Group has been selling products to other Asian countries, Australia, North America and Europe. For the year ended 31st December, 2001, sales to these overseas markets amounted to about HK$3.9 million, representing about 2.3% of the Group's total turnover.

In May 2001, the Group successfully launched a new product line under the brand name of "金騎士" which targets at the younger generation market. Products under this new product line has been very popular in the market and contributed to about 40% of the turnover of the Group for the year ended 31st December, 2001. The trademark of "金騎士" was registered in the PRC in May 2001. In May 2001, the Group also started to cooperate with its distributors to set up the first specialty outlet under the name of "金騎士" in Wuhan, the PRC. As at the Latest Practicable Date, there were about 222 specialty outlets selling the Group's products exclusively in the PRC operating under the shop names of "皇朝傢俬" and/or "金騎士".

Between October and December 2001, the Group underwent a corporate reorganisation in preparation for the listing of the Shares on the Stock Exchange and the Company became the holding company of the members of the Group. Details of the corporate reorganisation are set out in the paragraph headed "Corporate reorganisation" in the section headed "Further information about the Company" in Appendix 4 to this prospectus.

GROUP STRUCTURE

On 15th December, 2001, the Group completed a corporate reorganisation in preparation for the listing of the Shares on the Stock Exchange, as a result of which the Company became the holding company of the Group. Details of the corporate reorganisation are set out in the paragraph headed "Corporate reorganisation" in the section headed "Further information about the Company" in Appendix 4 to this prospectus. The corporate structure and the main business activities of the principal members of the Group immediately after listing of the Shares on the Stock Exchange are set out below:


Crisana
(Incorporated in the BVI)
(Note 1)
Silver Wave
(Incorporated in the BVI)
(Note 2)
Public
37.5%
37.5%
25%
Chitaly Holdings Limited
(Incorporated in the Cayman Islands)
(investment holding)
100%
Chitaly BVI
(Incorporated in the BVI)
(investment holding)
100%
100%
Chitaly HK
(Incorporated in Hong Kong)
(investment holding and trading of furniture)
Royal HK
(Incorporated in Hong Kong)
(investment holding)
100%
Wanlibao
(Established in the PRC)
(manufacturing and trading of furniture)
Umbrella
(Incorporated in the BVI)
(trading of furniture)
Coralview
(Incorporated in the BVI)
(trading of furniture)
Ridgecrest Limited
(Incorporated in the BVI)
(provision of quality control services)
Knollwood Limited
(Incorporated in the BVI)
(provision of design services)
Moffat Limited
(Incorporated in the BVI)
(provision of customer services)

Notes:

1. Crisana is wholly and beneficially owned by Mr. Tse Kam Pang, chairman of the Company.

2. Silver Wave is wholly and beneficially owned by Mr. Lam Toi, deputy chairman and chief executive officer of the Company.

INDUSTRY OVERVIEW

The PRC consumer market

The PRC has a population of about 1,259 million recorded in 1999, of which about 30.89% are living in the urban areas. The PRC has also experienced rapid economic growth with increasing per capita gross domestic product ("GDP") and per capita annual disposable income of urban households. The following table shows the population, the per capita GDP in the PRC and the per capita annual disposable income of urban households in 1985, 1990, 1995, 1998 and 1999:

	1985	1990	1995	1998	1999
Population *(million)*	1,059	1,143	1,211	1,248	1,259
Per capita GDP *(RMB)*	855.0	1,634.0	4,854.0	6,307.0	6,534.0
Per capita annual disposable income of urban households *(RMB)*	739.1	1,510.2	4,283.0	5,425.1	5,854.0

Source: China Statistical Yearbook 2000

In line with the growth in the per capita GDP and the per capita annual disposable income of urban households in the PRC, the per capita annual living expenditures for consumption of urban households has also experienced continuous growth. The following table shows the per capita annual living expenditures for consumption of urban households in 1985, 1990, 1995, 1998 and 1999:

In RMB	1985	1990	1995	1998	1999
Per capita annual living expenditures for consumption of urban households	673.2	1,278.9	3,537.6	4,331.6	4,615.9

Source: China Statistical Yearbook 2000

The furniture industry in the PRC

With the rapid economic growth and the corresponding surge in disposable income and living expenditures for consumption of urban households, the per capita expenditures on household facilities, articles and service in the PRC has also increased. The following table shows the per capita expenditures on household facilities, articles and service in 1985, 1990, 1995, 1998 and 1999:

In RMB	1985	1990	1995	1998	1999
Per capita expenditures on household facilities, articles and service	57.9	108.5	296.9	356.83	395.48

Source: China Statistical Yearbook 2000

According to the China Statistical Yearbook 2000, the total retail and wholesale sales of furniture in the PRC in 1999 amounted to about RMB7,850 million, representing an increase of about 11.0% from about RMB7,070 million in the previous year.

PRODUCTS

The products manufactured and sold by the Group are broadly divided into three categories, including bedroom furniture, living room furniture and dining room furniture. The following table summarises the contribution of each product category to the Group's turnover for each of the three years ended 31st December, 2001:

	Year ended 31st December,					
Turnover	**1999**		**2000**		**2001**	
	HK$'000	*%*	*HK$'000*	*%*	*HK$'000*	*%*
Bedroom furniture	91,625	89.1	121,311	84.4	135,200	82.1
Living room furniture	10,313	10.0	15,360	10.7	22,292	13.5
Dining room furniture	885	0.9	6,998	4.9	7,266	4.4
Total	102,823	100	143,669	100	164,758	100

All of the Group's products are sold under the brand names of "皇朝" and "金騎士". The product line of "皇朝" targets at middle class customers at all ages who have relatively high consumption power while the product line under the brand name of "金騎士" targets at middle class customers in the younger generation.

The product line of "金騎士" was newly launched in May 2001. For the year ended 31st December, 2001, the sales of the Group's products under the brand name of "金騎士" amounted to about HK$66 million, representing about 40% of the Group's turnover. The balance is attributable to the sales of its products under the brand name of "皇朝".

PRODUCT DESIGN AND DEVELOPMENT

The Group has put great emphasis on design and development of its products which the Directors believe is a crucial factor contributing to the success of the Group. As at the Latest Practicable Date, the Group's product development team consisted of six full-time designers. The product development team of the Group is responsible for the design and development of new products for the Group. It is the Group's strategy to design new products in series catering for bedrooms, living rooms and dining rooms. The Group's product development team works closely with the Group's sales and marketing team to keep abreast with the market trend.

PRODUCTION FACILITIES

On 1st September, 1997, the Group entered into a contractual management agreement with the PRC Party for the control of Baixing, which was principally engaged in the manufacture and processing of furniture in the PRC. Pursuant to the contractual management agreement, Chitaly HK was responsible for (1) managing the operation and production of Baixing; (2) providing all machineries and raw materials required for production and (3) paying all operating expenses incurred by Baixing, while the PRC Party was responsible for (1) obtaining the relevant business licence in relation to the manufacturing of furniture for use by Chitaly HK; (2) handling the procedure for obtaining approval in relation to contracts in the PRC; and (3) appointing administrative personnel to assist Chitaly HK to tackle administrative matters in Baixing. In addition, Chitaly HK was also liable for loss or entitled to profit of Baixing's operation and was required to pay an annual fee of RMB20,000 to the PRC Party. According to a termination agreement dated 18th September, 1999 entered into between the Group and the PRC Party, the contractual management relationship in relation to Baixing was terminated on 31st October, 1999.

In about May 1999, the Group started setting up its own production facilities in Xin Cun Zhen, Zengcheng City, Guangzhou, the PRC (中國廣州增城市仙村鎮), which are owned and operated by Wanlibao, a wholly foreign-owned enterprise established in the PRC. Wanlibao has a registered total investment amount of US$6.3 million and a registered capital of US$5.7 million. It was established for a term of 30 years commencing from the date of the business licence, which was issued on 9th July, 1999. The registered capital of Wanlibao was fully satisfied by way of cash contribution from Chitaly HK as at 27th October, 2001. Such contribution of registered capital, although fully paid, was partly delayed and the mode of capital contribution was different from the original provisions in the articles of association of Wanlibao. Wanlibao has completed all procedures for the deferred capital contribution and obtained the consent to the change in the mode of capital contribution by ZFETB. The PRC Legal Adviser has confirmed that the delay in making capital contribution and the change of the mode of capital contribution would not affect the legality of the establishment and subsistence of Wanlibao. Wanlibao commenced the production of furniture in September 1999.

In relation to the manufacturing process, the Macao Agent would, on behalf of Umbrella and Coralview, place purchase orders with the import/export firm appointed by the Group. According to the Export Agreements, the import/export firm would then place manufacturing orders with Baixing/Wanlibao which is the appointed manufacturer for Umbrella and Coralview. Baixing/Wanlibao confirms the orders with the import/export firm which in turn confirms the orders with the Macao Agent. Baixing/Wanlibao then purchases raw materials from its suppliers and manufactures the products. After manufacturing, the finished products of the Group are delivered to the import/export firm for export and customs clearance. Baixing/Wanlibao charges the import/export firm for the cost of the finished goods and in turn the import/export firm charges Umbrella and Coralview for the same cost which is reflected as cost of goods sold in the books of Umbrella and Coralview. The import/export firm will inform Umbrella and Coralview after the finished goods have been duly exported.

The Group's production facilities, which are erected on a site with total area of approximately 75,208 sq.m., consist of six factory buildings, a dormitory building and a building used as an office and showrooms, having a total gross floor area of about 35,820 sq.m.. The major machinery of the Group includes automatic reciprocating spraying machine, vertical oven, curtain coater with two removable heads, single sided automatic edge banding machine and coating machine. The economic life cycles of the machinery are about 10 years. Most of the existing major machinery of the Group has been in use for between one and four years. The Directors expect that, under normal circumstances, no replacement will be required for any of the Group's machinery in the near future. As at the Latest Practicable Date, Wanlibao employed about 607 full-time production workers and 172 general staff in the PRC. The Directors estimated that the Group's production facilities currently has a maximum production capacity of approximately 4,000 sets of furniture per month operating at approximately 85% of its capacity.

The Group considered that the manufacture of certain products of its own design, including sofas, dining tables and chairs under its brand names of "皇朝" and "金騎士" was of relatively low profit margin and time consuming. In order to speed up the production schedule, the Group subcontracts the manufacture of such products to various manufacturers in the PRC since July 2001. As at the Latest Practicable Date, the Group mainly engaged three subcontractors located in Dongguan, the PRC. Such subcontractors are paid in Renminbi and on a job-by-job basis. Such subcontractors are independent of and not connected with the Company or any of the directors, chief executive or any substantial shareholders of the Company or its subsidiaries or their respective associates.

PRODUCTION PROCESSES

The principal steps involved in the production of the Group's products are illustrated below:


Production line B
Production line A
Input of double-faced/ single-faced veneers
Input of raw panels without veneers
Panels are cut into rough shape in accordance with design layouts
Panels are cut into rough shape in accordance with design layouts
Edges of panels with double-faced/single-faced veneers are sealed
Panels are glued and pressed together for specified thickness and shape
Holes for assembly are drilled onto panels in accordance with design specifications
Panel surfaces are covered with veneers or paints
Panels are assembled in accordance with the specifications of packages
Finished products are wrapped by protecting materials and packed

RAW MATERIALS PROCUREMENT

The principal raw materials purchased by the Group for the production of its products include particle board, medium density fibre board, and paint and hardware. The principal raw materials purchased by the Group are mainly sourced from the PRC and the remainings are sourced overseas. For each of the three years ended 31st December, 2001, the Group's principal raw materials accounted for about 73%, 75% and 77% respectively of the Group's total purchase.

The raw materials used by the Group for production are mainly sourced from suppliers in the PRC. The Group has business relationship with over 90 suppliers. The Group has not experienced any significant disruption to its production due to shortage of or defects in materials or raw materials sourced from its suppliers.

For the year ended 31st December, 2001, almost all of the Group's purchases were settled on an open account basis with credit periods from 30 to 90 days with the rest by letters of credit for 30 days. The Group's purchases were settled mainly in Renminbi. For the three years ended 31st December, 2001, approximately, 99%, 99% and 96% respectively of the Group's purchases were settled in Renminbi.

The Group has established good business relationships with its suppliers. For each of the three years ended 31st December, 2001, the five largest suppliers of the Group accounted for approximately 40%, 55% and 46% respectively of the Group's total purchases and the largest supplier of the Group accounted for approximately 10%, 15% and 24% respectively of the Group's total purchases. These suppliers provide raw materials, including boards, paint and hardware, to the Group.

None of the Directors, their respective associates or any shareholder of the Company which to the knowledge of the Directors owning more than 5% of the issued share capital of the Company has any interests in any of the five largest suppliers of the Group for each of the three years ended 31st December, 2001.

Despite the fact that no long term purchasing contract was entered into between the Group and its suppliers, the Group has maintained business relationship with its largest supplier for over 3 years and with its top five suppliers from approximately 2 to 3 years. Given the Group's established business relationship with its existing suppliers, the Directors believe that the Group will not have any difficulty in obtaining raw materials from its existing suppliers.

INVENTORY

As at 31st December, 2001, the Group's inventories, including raw materials, work-in-progress and finished goods, amounted to about HK$23 million. The Group closely monitors the level of raw materials so that a necessary level of raw materials for smooth production schedule can be maintained. Newly completed finished goods are kept in warehouse pending inspection by customers and are usually delivered to customers within 1 to 30 days.

The Group maintains an up-to-date perpetual inventory control system for inventory quantities and movements and inventory records are kept to reflect the actual movements of inventories. Furthermore, segregation of duties in the Group's operations enables it to closely monitor its inventory quantities and movements. For each of the three years ended 31st December, 2001, provisions made against the Group's inventory amounted to approximately HK$0, HK$908,000 and HK$210,000 respectively in which provision made for the year ended 31st December, 2000 of approximately HK$908,000 was due to the cessation of old series of household furniture product line in early 2000 and certain raw materials which were purchased particularly for the production of such series becoming obsolete and slow-moving.

To cater for the increase in sales volume of the Group, the Directors have decided to increase the safety inventory level so as to reduce the risk of interruption to production. The stock turnover of the Group for each of the three years ended 31st December, 2001 were about 41 days, 52 days and 69 days respectively.

SALES AND DISTRIBUTION

The Group sells and distributes its products mainly to the PRC. The Group also sells its products to other Asian countries (including Japan, Taiwan and Middle East), Australia, the US and the United Kingdom. For the year ended 31st December, 2001, the sales to the PRC market accounted for about 97.7% to the Group's total turnover while the sales to other countries accounted for the remaining of about 2.3%. The following table shows the breakdown of the Group's turnover by geographical areas for each of the three years ended 31st December, 2001:

	Year ended 31st December,					
	1999		2000		2001	
	HK$'000	*%*	*HK$'000*	*%*	*HK$'000*	*%*
Turnover						
PRC	102,823	100	138,468	96.3	160,854	97.7
Asia (excluding the PRC)	—	—	3,982	2.8	3,372	2.0
Australia	—	—	526	0.4	158	0.1
The US	—	—	377	0.3	286	0.2
The United Kingdom	—	—	316	0.2	88	0.0
Total	102,823	100	143,669	100	164,758	100

The Group puts great emphasis on establishing an extensive sales and distribution network covering 29 provinces and/or municipalities in the PRC by selling its products to (1) distributors which operate specialty outlets under the shop names of "皇朝傢俬" and/or "金騎士"; and (2) distributors which distribute the Group's products through their own retail outlets. There is no long-term or short-term quota of purchase imposed on the distributors. The Directors are of the

opinion that the Group has established good business relationships with its customers and has gained reputation in the home furniture industry primarily due to the quality and style of its products. The following table sets out the geographical breakdown of the number of distributors of the Group's products as at the Latest Practicable Date:

	Number of distributors
Southern China	74
Eastern China	69
Western China	49
Northern China	72
North East	33
Total	297

The following map shows the locations of the sales points of the Group's products as at the Latest Practicable Date:


Heilongjiang ▲(6) ●(11)
Jilin ▲(7) ●(8)
Xinjiang ●(3)
Gansu ▲(1) ●(4)
Inner Mongolia ▲(7) ●(8)
Hebei ▲(13) ●(19)
Liaoning ▲(12)
Beijing ▲(4)
Tianjin ▲(5) ●(6)
Qinghai ●(1)
Ningxia ●(1)
Shanxi ▲(2) ●(12)
Shandong ●(12)
Shaanxi ▲(7) ●(10)
Henan ▲(20) ●(30)
Jiangsu ▲(24) ●(27)
Anhui ▲(15) ●(22)
Shanghai ▲(8) ●(8)
Sichuan ▲(12) ●(25)
Hubei ▲(10) ●(12)
Zhejiang ▲(4) ●(8)
Jiangxi ▲(8) ●(8)
Guizhou ▲(5) ●(8)
Hunan ▲(5) ●(14)
Fujian ▲(9)
Yunnan ▲(6) ●(11)
Guangxi ▲(4) ●(9)
Guangzhou ▲(12) ●(25)
Hainan ▲(5) ●(5)
▲ Specialty outlets
● Other sales points

The Group's products are mainly sold to approximately 295 distributors who are running approximately 360 distribution points of which 222 are specialty outlets under the shop names of "皇朝傢俬" and/or "金騎士". These specialty outlets were set up in locations approved by the Group and the distributors are required to sell exclusively for the Group's products unless otherwise approved or required by the Group. The Group's sales team is responsible for inspecting the specialty outlets from time to time to ensure that they are selling the Group's products exclusively. If it is discovered that any of the specialty outlets are selling products other than the Group's products, the sales team members will report to the Group and the Group will stop supplying its products to these specialty outlets immediately. As at the Latest Practicable Date, the Group has not discovered any such events. In order to establish a unique image for the Group, the Group participates actively in the design and layout of such specialty outlets by providing general advice and home accessories for display purpose. The Group adopts stringent selection criteria for its distributors by reference to a number of criteria including, but not limited to, the experience of the relevant retail customers, their credibility and reputation in the market.

The Group also sells its products to distributors who distribute the Group's products through their own retail outlets. For the three years ended 31st December, 2001, the sales to the distributors who operate their retail outlets accounted for approximately 26%, 23% and 19% of the Group's turnover attributed to the sales in the PRC respectively. Contrary to the operation of specialty outlets, such distributors are under no restriction to sell the Group's products exclusively. The Group does not have control over the design, layout, display, or manner of operation of the retail outlets operated by such distributors.

For each of the three years ended 31st December, 2001, the Group's five largest customers accounted for about approximately 18%, 14% and 20% of the Group's turnover respectively and the largest customer of the Group accounted for approximately 4%, 3% and 6% of the Group's turnover for the same periods. For each of the three years ended 31st December, 2001, the Group has business relationship with its largest customer for over three years and with its top five customers from about two to three years.

None of the Directors, their respective associates or any shareholder of the Company which to the knowledge of the Directors owning more than 5% of the issued share capital of the Company has any interests in any of the five largest customers of the Group for each of the three years ended 31st December, 2001.

Payment to the Group by its customers is principally settled on open accounts basis with credit terms ranging from 30 to 90 days, cash on delivery and advance payment. For the three years ended 31st December, 2001, approximately 100% 96% and 98% respectively of the Group's sales were settled on an open accounts basis with credit terms and for the same period, approximately 0%, 4% and 2% of the Group's sales were settled by advance payment respectively. The Group's sales are mainly settled in Renminbi and Hong Kong dollars. For the three years ended 31st December, 2001, approximately 69%, 55% and 47% respectively of the Group's sales were denominated in Renminbi and the balance was denominated in Hong Kong dollars.

The Group exercises strict credit control policy, and has not experienced any significant bad debts for the three years ended 31st December, 2001. The Group normally grants a 30-day credit terms to the customers. In special cases, upon the request of the customers, credit terms up to 90 days may also be granted to customers who have long business relationship with the Group and good payment history. For all new customers, payment has to be made in advance prior to delivery of the products. For the three years ended 31st December, 2001, provision for bad and doubtful debts amounted to about HK$156,000, HK$113,000 and HK$0, representing about 0.2%, 0.1% and 0% respectively of the sales of the Group.

The sales of the Group's products are normally affected by the frequency of house moving and house decoration. According to the Group's past experience, people move or decorate their houses more frequently in winter, during long holidays or before certain festivals such as New Year.

OPERATION

Umbrella and Coralview entered into agency agreements with the Macao Agent on 8th January, 1998 and 9th July, 1999 respectively under which the Macao Agent was appointed by the Group to provide services to the Group including receiving purchase orders, issuing sales invoices and assisting them in placing purchase orders. Such agreements will continue in full force unless they are renewed for a fixed term by mutual agreement or terminated by either party upon service of one month's written notice to the other party. The Macao Agent is an independent third party not connected with the directors, chief executives and substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. In consideration of the provision of such services, the Macao Agent is entitled to a fixed monthly service fee which is agreed between the Group and the Macao Agent on an arm's length basis annually. For the three years ended 31st December, 2001, the service fees paid by the Group to the Macao Agent amounted to about HK$36,000, HK$36,000 and HK$36,000 respectively.

The Group entered into the Import Agreements with the import/export firm engaged by the Group and the respective customers in the PRC. The import/export firm is an independent third party not connected with the directors, chief executives and substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

For each of the three years ended 31st December, 2001, the Group's customers were required to pay a commission of less than 1% of the contracted sum of a particular order to the import/export firm as consideration for the services provided by the import/export firm. None of the Directors, their respective associates and shareholders owning more than 5% of the issued share capital of the Company immediately after completion of the Share Offer have interest in the Macao Agent or the import/export firm.

In general, the mode of operation of the Group is divided into several stages. First, the PRC customers place purchase orders with the import/export firm which in turn places the purchase orders to the Macao Agent. According to the PRC laws, the PRC customers are not allowed to import goods directly since they do not have the right to do so. As such, they have to appoint the import/export firm, which has the right to import and export goods and has registered with the relevant authority in the PRC for conducting the foreign currency transactions.

After the manufacturing stage the import/export firm would inform Umbrella and Coralview that the finished goods have been duly imported. The Macao Agent, on behalf of Umbrella and Coralview, issues sales invoices to the import/export firm which in turn issues invoices to the PRC customers. The PRC customers settled the invoices issued by the import/export firm and the import/export firm in turn settles the invoices issued by Umbrella and Coralview.

In connection with the above operation, the import/export firm appointed by the PRC customers and the import/export firm appointed by Wanlibao are one and the same firm. Such import/export firm acts as an agent for Wanlibao for exporting the finished products and an agent for the PRC customers for importing the products.

MARKETING

The Directors consider that it is of great importance to promote the corporate image of the Group to its customers and to arouse the public awareness of the Group's products. As at the Latest Practicable Date, the Group's marketing team comprised 13 staff. For each of the three years ended 31st December, 2001, the Group's marketing and promotion expenses amounted to about HK$941,000, HK$1,345,000 and HK$2,293,780 respectively.

With a view to fostering business relationships with its customers, the Group's marketing team maintains regular contact with them. The Directors consider that the Group will be in a better position to understand the most updated preference and taste prevailing in the home furniture market and to capture potential business opportunities.

In order to keep abreast with the latest trends of home furniture in terms of colours, materials and styling, the Group's marketing team also obtains information from magazines and catalogues and attends exhibitions and trade fairs. The Group also participates in major national and international trade fairs and sales exhibitions. During such trade fairs and sales exhibitions, the Group's marketing team will not only keep abreast of the new trend and development of the home furniture market, but will also promote the Group's products and identify potential customers of the Group.

Apart from attending trade fairs and sales exhibitions, the Group's products will also be promoted by other general marketing means such as internal newspapers and brochures.

QUALITY CONTROL

The Directors believe that the Group's commitment to producing high quality products and its emphasis on stringent quality control are important attributes to the Group's success. The Group was accredited the ISO9001 standard by the TÜVCERT Certification Body of Rheinisch — Westfälischer TÜV e.V. in Germany in August 1999. The Group's quality control team consisted of 25 staff as at the Latest Practicable Date. The Group provides training for its quality control and assurance staff.

The quality control team is responsible for ensuring the compliance with the prescribed quality standards for products. The Group has adopted continual improvement strategies which require each production process, from the sourcing of raw materials to final packaging, to follow a set of total quality management guidelines. For each of the three years ended 31st December, 2001, the Group's expenditure on the quality control function amounted to approximately HK$218,000, HK$325,000 and HK$312,000 respectively.

Quality control of the Group's production process is carried out in three main stages for the compliance of the Group's quality standard. In the raw materials procurement stage, incoming materials are subject to detailed quality analysis on a random sampling basis before production. The basis of the random sampling varies between raw materials. All raw materials which are classified as below the Group's quality standards will be returned to the suppliers. During the production stage, intermediate quality control inspections on a random sampling basis at various stages of the production process are carried out and any unusual deviations are promptly identified, investigated and corrected. Products that fail to meet the quality standards will be removed from the production process or disposed of. Upon completion of the production process, all finished products are subject to further quality assurance tests to ensure that they comply with the Group's quality standards.

The Group has no sales return nor has received any complaint during the three years ended 31st December, 2001. The Directors have also advised that no warranty period has been provided by the Group.

COMPETITION

The Directors are of the opinion that there is intense competition in the furniture market in the PRC. However, there are only a limited number of direct competitors in Hong Kong and the PRC which are focusing on quality home furniture products and are operating in a scale comparable to that of the Group. The Directors are confident that with its established leading position, reputation and strength in the market and product development, the Group has competitive advantage over its competitors in terms of price, quality, design and distribution network.

INTELLECTUAL PROPERTY RIGHTS

The Group has registered various trademarks and product designs in the PRC and Hong Kong and has applied to register trademarks in the PRC and Hong Kong, details of which are set out in the paragraph headed "Intellectual property rights of the Group" in the section headed "Further information about the business" in Appendix 4 to this prospectus.

DIRECTORS

Executive Directors

Mr. TSE Kam Pang, aged 47, is the chairman of the Company. He founded the Group in 1997 and is responsible for the overall strategic planning and formulation of corporate policies of the Group. Prior to the founding of the Group, Mr. Tse previously held the position of the Deputy Managing Director in a public listed company in Hong Kong. Mr. Tse has over 13 years of experience in the international trade and China trade business. Mr. Tse is also a fellow member of the Hong Kong Society of Accountants.

Mr. LAM Toi, aged 39, is the deputy chairman and chief executive officer of the Company and co-founder of the Group. Mr. Lam is responsible for overall strategic planning, sales and distribution operations as well as business and product development of the Group. Before founding the Group, Mr. Lam has over 15 years of experience in China trade and furniture business. Mr. Lam is presently the vice-chairman of the Guangzhou Furniture Association, and executive director of the China Furniture Association, a committee member of International Furniture and Decoration (Hong Kong) Association, permanent president of Hong Kong Furniture and Decoration Trade Association Limited and a visiting professor of Furniture Design at (中南林學院建築工程學院). Mr. Lam is the elder brother of Miss Lam Ning, Joanna, an executive Director.

Miss LAM Ning, Joanna, aged 30, is an executive director of the Group. Miss Lam is responsible for the procurement and daily operation of the Group. Miss Lam has over 10 years of accounting and management experience. Miss Lam joined the Group in 1998 as Financial Manager, and was appointed as a director in a company within the Group in 1999. Miss Lam is the younger sister of Mr. Lam Toi.

Each of Mr. Tse Kam Pang, Mr. Lam Toi and Miss Lam Ning, Joanna has entered into service contracts with the Company and a member of the Group each for an initial term of 2 years commencing from 1st May, 2002, and which may be terminated by either party thereto giving to the other not less than 2 month's prior notice in writing, which notice period shall not expire at any time during the first year.

Under the service contracts, the remuneration payable to each of the executive Directors may, subject to the discretion of the Directors, be increased by not more than 15% per annum and under the service contracts with the Company they will each be entitled to a discretionary bonus provided that the total amount of bonuses payable to all the Directors for such year shall not exceed 5% of the audited consolidated net profit after tax and minority interests but before extraordinary and exceptional items of the Group (the "Profit"). Each executive Director will abstain from voting and not be counted in the quorum in respect of any resolution proposed at any meeting of the Board regarding the amount of annual salary, discretionary bonus and other allowance available to himself.

The total basic annual salaries of the executive Directors under the above service contracts for the first year from 1st May, 2002 to 30th April, 2003 will be as follows:

	HK$
Mr. Tse Kam Pang	2,639,000
Mr. Lam Toi	2,600,000
Ms. Lam Ning, Joanna	637,000

Each of the executive Directors will also be entitled to all reasonable out-of-pocket expenses and medical expenses.

Save as disclosed above, none of the Directors has entered into any service agreements with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

Independent non-executive Directors

Mr. TSAO Kwang Yung, Peter, aged 68, the former Secretary for Home Affairs of the Government of Hong Kong. In 1977, Mr. Tsao appointed as the special envoy to Geneva and became the head of the Trade and Industry Department in 1981. In 1983, Mr. Tsao headed the Government Information Services and in 1988 he was appointed as the Secretary for Home Affairs from which post he retired in February 1992. He is currently the Chairman of Prima Consultants Limited and a director of a number of companies in Hong Kong.

Mr. MA Gary Ming Fai, aged 37, is the founder or early investor in a number of technology projects both in the PRC and Hong Kong, is a member of the Institute of Chartered Accountants of Ontario in Canada and has worked for several years with an international accounting firm. Mr. Ma received his bachelor of commerce degree from the University of Calgary, Canada in 1985. He is the Chairman of Xteam Software International Limited, a company listed on the Growth Enterprise Market on the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 1st May, 2002 with written terms of reference in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Group.

The audit committee has two members and comprises Mr. Tsao Kwang Yung, Peter and Mr. Ma Gary Ming Fai who are the independent non-executive Directors.

SENIOR MANAGEMENT

Mr. CHAN Wing Kit, aged 30, is the financial controller of the Group and company secretary of the Company. He is responsible for the Group's financial management and company secretarial matters. He holds a bachelor of commerce degree from Monash University. Prior to joining the Group in October 2001, he worked as an auditor with Nelson Wheeler and Ernst & Young and has over five years of experience in auditing, accounting and financial work. He is an associate member of the Hong Kong Society of Accountants and a certified practising accountant of CPA Australia.

Mr. ZENG Le Jin, aged 30, is the manager of the internal audit department of the Group. He joined the Group in May 1999. He is responsible for the internal audit and overall system assurance of the Group. He has eight years of experience in enterprise management. He holds a bachelor degree of metropolitan economy and management majoring in statistic from Guangdong Business College.

Mr. REN Kui, aged 31, is the manager of sales team A of the Group and joined the Group in 1997. He is responsible for the sales in northwestern, southwestern, part of southern and central region of the PRC. He possesses strong ability in market development and has established an extensive sales network for the Group in different regions of the PRC.

Mr. TANG Yong Xin, aged 34, is the manager of sales team B of the Group which covers northeastern, northern, eastern, part of southern and central region of the PRC. He joined the Group in 1997. He has much experience in furniture sales and marketing and well-established business relationship with the customers in different regions of the PRC.

Mr. NG Yuen Shing, aged 28, is the manager of the general administration department and joined the Group in 1999. He is responsible for general administration, personnel affair and backup services. He graduated from Southwest Agricultural University majoring in accounting and auditing. He has several years of experience in corporate administration.

STAFF

Overview of Staff Numbers

As at the Latest Practicable Date, the Group employed a total of 789 staff and workers. The breakdown of its workforce by functions and geographical regions is as follows:

	Hong Kong	PRC	Total
Management	3	8	11
Administration, finance and logistic	2	96	98
Sales and marketing, product development	3	43	46
Manufacturing and quality control	2	632	634
Total	10	779	789

The Group's relationship with staff

The Directors believe that the Group's most valuable asset is its human resources. The Group has not experienced any significant problems with its employees or disruption to its operations due to labour disputes or any difficulties in the recruitment and retention of experienced staff. The Directors consider that the Group has a good working relationship with its employees.

Benefit schemes

The Group joined the mandatory provident fund scheme in December 2000. According to the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, the Group is required to contribute 5% of the salary of each Hong Kong employee (up to a maximum of HK$1,000 in respect of each employee) on a monthly basis to the fund.

According to the relevant PRC regulations, Wanlibao, commencing from 1st July, 2000, is required to participate in the employee retirement scheme operated by the relevant local government bureau in the PRC and to make contributions for its eligible employees. The contribution to be borne by Wanlibao is currently calculated at the rate of 11% on the annual average salaries in Guangzhou announced by the Guangzhou Social Labour Insurance Administration Bureau for those eligible employees.

Share Option Scheme

Pursuant to the resolutions of all the shareholders of the Company passed on 26th April, 2002, the Group has conditionally adopted the Share Option Scheme whereby an eligible participant of the Share Option Scheme may be granted an option to subscribe for Shares. The principal terms of the Share Option Scheme are summarised in the section headed "Share Option Scheme" in Appendix 4 to this prospectus.

So far as the Directors are aware, immediately after the completion of the Share Offer and the Capitalisation Issue, the persons directly or indirectly interested in 10% or more of the voting power at any general meeting of the Company will be as follows:

Name	Number of Shares	Percentage of voting power
Crisana *(Note 1)*	86,250,000	37.5%
Silver Wave *(Note 2)*	86,250,000	37.5%
Mr. Tse Kam Pang *(Note 1)*	86,250,000	37.5%
Mr. Lam Toi *(Note 2)*	86,250,000	37.5%

Notes:

1. The registered shareholder of the 86,250,000 Shares is Crisana, the entire issued share capital of which is beneficially owned by Mr. Tse Kam Pang, a Director.

2. The registered shareholder of the 86,250,000 Shares is Silver Wave, the entire issued share capital of which is beneficially owned by Mr. Lam Toi, a Director.

Authorised:		*HK$*
2,000,000,000	Shares	200,000,000
Issued and to be issued, fully paid or credited as fully paid:		
2,000,000	Shares in issue at the date of this prospectus	200,000
187,750,000	Shares to be issued pursuant to the Capitalisation Issue	18,775,000
40,250,000	New Shares to be issued under the Share Offer	4,025,000
Total:		
230,000,000	Shares	23,000,000

Notes:

Assumptions

This table assumes that the Share Offer and the Capitalisation Issue will become unconditional and the allotment and issue of Shares were made pursuant thereto.

It takes no account of any Shares which may be allotted and issued upon the exercise of options granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company under the general mandates referred to below.

Ranking

The Offer Shares will rank equally with all the Shares in issue or to be issued, and will rank in full for all dividends or other distributions declared, made or paid on the Shares including any capitalisation issue declared, made or paid after the date of this prospectus except for the entitlements under the Capitalisation Issue.

Share Option Scheme

The Company has conditionally adopted the Share Option Scheme. According to the Share Option Scheme, full-time employees, including the executive Directors, advisers and consultants of the Company and its subsidiaries, may be granted options which entitle them to subscribe for Shares representing up to a maximum of, when aggregated with any securities subject to any other share option scheme(s) of the Company, 10% (or, where applicable, such higher percentage as may from time to time be permitted under Chapter 17 of the Listing Rules or by the Stock Exchange) of the issued share capital of the Company as at the date of approval of the Share Option Scheme (excluding the aggregate number of Shares which may be allotted and issued under the Share Option Scheme). A summary of the main terms of the Share Option Scheme is set out in the section headed "Share Option Scheme" in Appendix 4 to this prospectus.

General mandate to allot and issue Shares

The Directors have been granted a general unconditional mandate to allot, issue and deal with Shares with an aggregate nominal value of not more than the sum of:

1. 20% of the aggregate nominal amount of the Shares in issue immediately following completion of the Share Offer and the Capitalisation Issue; and

2. the aggregate amount of the Shares repurchased by the Company (if any) pursuant to the repurchase mandate (as referred to below).

The mandate does not entitle the Directors to allot and issue Shares under a rights issue, scrip dividend scheme or similar arrangement providing for the allotment and issue of Shares in lieu of whole or part of a dividend in accordance with the articles of association of the Company or pursuant to the exercise of any subscription or conversion rights attaching to any warrants or any securities which are convertible into Shares prior to the date of passing of the relevant resolution, or on the exercise of options granted under the Share Option Scheme or under the Share Offer or the Capitalisation Issue.

This mandate will expire:

- at the end of the Company's next annual general meeting; or

- at the end of the period within which the Company is required by law or its articles of association to hold its next annual general meeting; or

- when varied or revoked by an ordinary resolution of the Company's shareholders in general meeting;

whichever is the earliest.

For further details of this general mandate, please see the paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" in the section headed "Further information about the Company" in Appendix 4 to this prospectus.

General mandate to repurchase Shares

The Directors have been granted a general unconditional mandate to exercise all the powers of the Company to repurchase Shares with a total nominal value of not more than 10% of the total nominal amount of the Shares in issue immediately following completion of the Share Offer and the Capitalisation Issue.

This mandate only relates to repurchases made on the Stock Exchange, or on any other stock exchange on which the Shares are listed (and which is recognised by the SFC and the Stock Exchange for this purpose), and which are in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the paragraph headed "Repurchase by the Company of its own Shares" in the section headed "Further information about the Company" in Appendix 4 to this prospectus.

This mandate will expire:

- at the end of the Company's next annual general meeting; or
- at the end of the period within which the Company is required by law or its articles of association to hold its next annual general meeting; or
- when varied or revoked by an ordinary resolution of the Company's shareholders in general meeting;

whichever is the earliest.

For further details of this general mandate, please see the paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" in the section headed "Further information about the Company" in Appendix 4 to this prospectus.

INDEBTEDNESS

Borrowings

As at the close of business on 31st March, 2002, being the latest practicable date for the purpose of ascertaining information contained in this indebtedness statement prior to the printing of this prospectus, the Group had total outstanding secured bank loan of approximately HK$3,738,000.

Securities

The Group's borrowings are secured by two pieces of leasehold land located in Zengcheng City, Guangzhou, the PRC.

Contingent liabilities

As at 31st March, 2002, the Group had no material contingent liabilities.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

Borrowings and banking facilities

The Group generally finances its operations with internally generated resources and banking facilities provided by its bankers in the PRC.

As at 31st March, 2002, being the latest practicable date for the purpose of this indebtedness statement, the Group had aggregate banking facilities of about HK$3.7 million, of which about HK$3.7 million had been utilised and was secured by two pieces of leasehold land located in Zengcheng City, Guangzhou, the PRC.

Directors' opinion of the net current asset position

Based on the unaudited combined management accounts of the Group as at 31st March, 2002, the Group had net current assets of about HK$11.1 million, comprising current assets of about HK$59.7 million, which were represented by prepayments, deposits and other receivables of about HK$6.9 million, inventories of about HK$28.0 million, trade receivables of about HK$6.6 million, due from director of about HK$6.9 million and cash and bank balances of about HK$11.3 million, and current liabilities of about HK$48.6 million, which were represented by interest-bearing bank loans of about HK$3.7 million, trade payables of about HK$18.5 million, other payables and accruals of about HK$10.4 million and tax payables of about HK$16 million.

The amounts due from directors were settled on 2nd April, 2002.

The Directors are of the opinion that, taking into account of its internally generated funds, its currently available banking facilities and the estimated net proceeds from the Share Offer, the Group has sufficient working capital to satisfy its present requirements.

Dividends

On 2nd April, 2002, a special dividend of HK$10,000,000 was declared by a subsidiary of the Company and was subsequently paid to the then shareholders of the Group whose names as appeared on the register of members on 2nd April, 2002 out of the Group's internal resources. The special dividend was paid in recognition of the contribution of the then shareholders of the Group. The gearing ratio (total liabilities/total assets) of the Group was approximately 54% and 46% as at 31st December, 2001 and 31st March, 2002 respectively.

Disclaimer

Save as aforesaid or as otherwise disclosed herein and apart from intra-Group liabilities, the Group did not have, at the close of business on 31st March, 2002, any loan capital issued and outstanding or agreed to be issued, outstanding bank overdrafts and liabilities under acceptances (other than normal trade bills) or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits, finance lease or hire purchase commitments or guarantees or material contingent liabilities.

The Directors have confirmed that there have been no material changes in the indebtedness and contingent liabilities of the Group since 31st March, 2002.

PRACTICE NOTE 19 OF THE LISTING RULES

The Directors have confirmed that they were not aware of any circumstances which would give rise to a disclosure requirement under Practice Note 19 of the Listing Rules upon the listing of the Shares on the Stock Exchange.

TRADING RECORD

The following is a summary of the combined results of the Group for each of the three years ended 31st December, 2001 which are prepared on the assumption as if the current Group structure had been in existence throughout the periods under review and extracted from the accountants' report, the text of which is set out in Appendix 1 to this prospectus.

		Year ended 31st December,		
		1999	2000	2001
	Notes	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	(1)	102,823	143,669	164,758
Cost of sales		(66,958)	(93,654)	(101,892)
Gross profit		35,865	50,015	62,866
Other revenue		569	887	669
Selling and distribution costs		(4,197)	(5,355)	(5,345)
Administrative expenses		(4,319)	(13,721)	(19,805)
Other operating expenses		—	(500)	(668)
Profit from operating activities		27,918	31,326	37,717
Finance costs		—	—	(102)
Profit before tax		27,918	31,326	37,615
Tax		(3,475)	(4,715)	(5,138)
Net profit from ordinary activities attributable to shareholders		24,443	26,611	32,477
Dividends		13,000	15,000	18,600
Earnings per Share — basic	(2)	12.9 cents	14.0 cents	17.1 cents

Notes:

(1) Turnover represents the net invoiced value of goods sold, net of trade discounts and returns.

(2) The calculation of basic earnings per Share for each of the three years ended 31st December, 2001 is based on the net profit from ordinary activities attributable to shareholders for each of the three years ended 31st December, 2001 and on the assumption that 189,750,000 Shares were in issue, comprising 2,000,000 Shares in issue as at the date of this prospectus and 187,750,000 Shares to be issued pursuant to the Capitalisation Issue, as described more fully in the paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" in the section headed "Further information about the Company" in Appendix 4 to this prospectus.

For each of the three years ended 31st December, 2001, the directors' remuneration amounted to about HK$1,383,000, HK$6,339,000 and HK$9,281,000 respectively. For the year ended 31st December, 2000, the directors' remuneration increased by about HK$4,956,000 so as to reflect the effort made by the directors into success of the Group's business.

Certain members of the Group declared and paid dividends of HK$13 million, HK$15 million and HK$18.6 million, respectively, for the three years ended 31st December, 2001. These dividend payments represented approximately 53%, 56% and 57%, respectively, of the Group's net profits from ordinary activities attributable to shareholders for the same periods. Payment of such dividends was financed and fully paid by internal resources of the Group.

On 2nd April, 2002, a special dividend of HK$10,000,000 was declared by a subsidiary of the Company and was subsequently paid to the then shareholders of the Group whose names as appeared on the register of members on 2nd April, 2002 out of the Group's internal resources. The special dividend was paid in recognition of the contribution of the then shareholders of the Group.

The gearing ratio (total liabilities/total assets) of the Group was approximately 54% and 46% as at 31st December, 2001 and 31st March, 2002 respectively.

Overview

The Group's turnover grew from approximately HK$103 million in the year ended 31st December, 1999 to approximately HK$165 million in the year ended 31st December, 2001, representing an average annual growth rate of approximately 26%. The profit from operating activities grew from approximately HK$28 million in the year ended 31st December, 1999 to approximately HK$38 million in the year ended 31st December, 2001, representing an average annual growth rate of approximately 16%. Net profit after tax and attributable to shareholders grew from approximately HK$24 million in the year ended 31st December, 1999 to approximately HK$32 million in the year ended 31st December, 2001, representing an average annual growth rate of approximately 15%.

The growth of both turnover and profit during the three financial years ended 31st December, 1999, 2000 and 2001 was mainly due to the Group's rapid expansion in both its production capacity and distribution network. The Group has benefited from both economies of scale and brand recognition by its customers.

Year ended 31st December, 1999

For the year ended 31st December, 1999, the Group achieved a turnover of approximately HK$103 million and a gross profit of about 35%. The management strategy being adopted in that year is to increase its customer base and market share through the introduction of a range of products at a lower price and the offering of favourable price to its distributors and specialty outlets.

In addition, to cope with the rapid expansion of the Group, the Group has begun to build a tailor-made production plant designed for the production of furniture in Xin Cun Zhen, Zengcheng City, Guangzhou, the PRC. The production plant started production in the last quarter of 1999.

Net profit attributable to shareholders amounted to HK$24 million, representing net profit margin of approximately 24%.

Year ended 31st December, 2000

As a result of increase in the Group's production capacity brought from the new production plant and the well established customer base and distribution network through the distributors and specialty outlets, the Group's turnover further increased to approximately HK$144 million, representing an increase of approximately 40% as compared to the year ended 31st December, 1999. The gross profit margin was approximately 35%.

The new production plant in Guangdong Province, the PRC started production in late 1999 which further increased the Group's production to 4,000 sets per month. The number of distributors increased from approximately 200 in 1999 to approximately 260 in 2000 in the PRC.

Net profit attributable to shareholders amounted to approximately HK$27 million representing net profit margin of approximately 19%. The decrease in net profit margin was mainly due to the increase in directors' remuneration by about HK$4,956,000 so as to reflect the effort made by the directors in relation to the success of the Group's business.

Year ended 31st December, 2001

For the year ended 31st December, 2001, the Group's turnover was approximately HK$165 million and the gross profit margin increased from about 35% to about 38% comparing to the year ended 31st December, 2000. The increase in gross profit margin was mainly attributable to the increasing productivity of the new production plant and the launch of a new product series under the brandname of "金騎士" which was well received by the market.

TAXATION

Tax liabilities of certain members of the Group

For the three years ended 31st December, 2001, approximately 100%, 85% and 78% of the Group's sales respectively have been effected by Umbrella and Coralview which are principally engaged in the trading of furniture outside the PRC while the remaining Group's sales have been effected by Wanlibao. The Macao Agent is appointed by Umbrella and Coralview to provide services to the Group including receiving the sales order, issuing sales invoice and assisting them in placing purchase orders. Customers, purchase orders are placed with Umbrella and Coralview through an independent import/export firm in the PRC which in turn places the purchase orders with the appointed Macao Agent. Subsequent to the receipt of customer purchase orders, the Macao Agent appointed by Umbrella and Coralview places purchase orders with the

import/export firm which in turn places the manufacturing orders with Baixing or Wanlibao. Delivery of the finished goods is effected through the import/export firm. The BVI Service Companies are also engaged to provide design, quality control and customer services to the Group by tendering services to Umbrella and Coralview on an intermittent basis and involving staff of the BVI Service Companies paying short visits to the PRC. In return, the Macao Agent is entitled to a fixed monthly service fee.

The Group has sought advice from the PRC Legal Adviser on the tax position of Umbrella, Coralview and the BVI Service Companies under the existing regulatory regime of the PRC tax legislation. Their advice is summarised as follows: (i) the manufacturing of Umbrella's and Coralview's products was or is all undertaken by Baixing or Wanlibao in the PRC and accordingly, the related responsibility for the PRC tax compliance matters falls on Baixing or Wanlibao but not Umbrella or Coralview; and (ii) regarding the services rendered by the BVI Service Companies, they are not required to attend to any tax compliance matters in the PRC as their services are provided on an intermittent basis during the short visits of their staff to the PRC. The Directors agree with the PRC Legal Adviser that Umbrella, Coralview and the BVI Service Companies are not subject to the PRC income tax and accordingly, are not required to attend to any tax compliance matters in the PRC and no filings of tax return in respect of such companies have been made to the PRC tax authorities.

However, it cannot be precluded that the PRC tax authorities may take into consideration of certain other factors in assessing the tax position of the BVI Service Companies, such as the staff of the BVI Service Companies travelling to the PRC on an intermittent basis, being treated as the potential establishment of these companies in the PRC. In view of the said ambiguity, the Directors, for prudence sake, have made provision for PRC income tax, which is currently 33%, on the estimated assessable profits of the BVI Service Companies which amounted to approximately HK$8.6 million as at 31st December, 2001. The reporting accountants of the Group have considered that the basis and calculation of tax provisions were reasonable.

The Group has also sought advice from its Macao legal advisers on the tax position of Umbrella and Coralview under the existing regulatory regime of Macao taxation. Regarding the engagement of the Macao Agent by Umbrella and Coralview, there is no specific provision to impose or deem any Macao income tax on Umbrella and Coralview under such arrangements as Umbrella and Coralview's operations do not involve the delivery or distribution of goods, cash receipts or payments in Macao. However, it cannot be precluded that the Macao Finance Department may take into consideration certain other factors in assessing the overall tax position of Umbrella and Coralview, such as the receipts of sales orders by the Macao Agent in Macao and treat such factors as the potential establishment of Umbrella and Coralview in Macao. If the Macao Finance Department takes this stance, it may also seek to impose penalties on Umbrella and Coralview and the maximum penalty for each company shall be MOP100,000. In view of the ambiguity, the Directors, for prudence sake, has provided 15.75% of the Macao income tax on the profits derived by Umbrella and Coralview and the cumulative provision of tax payables of approximately HK$6.1 million have been made in the Group's consolidated balance sheet as at 31st December, 2001. The reporting accountants have considered that the basis and calculation of tax provisions were reasonable.

The Directors have also undertaken that so long as there are no changes in the mode of the Group's operations in future or in the PRC and Macao tax legislation and practices affecting Umbrella, Coralview and the BVI Service Companies, the provision for the PRC income tax and Macao income tax will continue to be made in future for turnover derived by these companies for prudence sake. The cumulative provision will not be written back until the ambiguity referred to above no longer exists.

The Group did not generate any assessable profits subject to Hong Kong tax in the three years ended 31st December, 2001.

Wanlibao was set up in the PRC in July 1999. Since then, it has not derived any profits; therefore, no tax assessment has been issued by the PRC tax authority.

PROPERTY INTERESTS

Property interests held by the Group in the PRC

According to an agreement signed between 廣州增城市仙村鎮經濟發展總公司 and Royal HK on 26th April, 1999, the Group owns two adjoining parcels of land with 26 buildings and structures located at Shi Jing Long, Ji Gang Village, Xin Cun Zhen, Zengcheng City, Guangdong Province, the PRC (中國廣東省仙村鎮基崗村石井窿). The property has a total land area of approximately 75,208 sq.m. and a total gross floor area of approximately 35,820 sq.m. The land use rights have been granted to Wanlibao for industrial use and for a term up to 24th December, 2048 (for the parcel of land with 60,004 sq.m.) and for a term up to 29th December, 2048 (for the adjoining parcel of land with 15,204 sq.m.). The Group's operating functions, such as production, quality control, design, sales and marketing, finance and administration, customer service, warehousing and staff accommodation are carried out in these properties.

Property leased by the Group in Hong Kong

The Group has leased a property in Hong Kong for research and development, showroom and ancillary office purpose for a term of three years commencing from 18th December, 1999 and expiring on 17th December, 2002. The property is leased from an independent third party not connected with the directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

The property interests of the Group were valued at approximately HK$51,000,000 as at 28th February, 2002 by Castores Magi Surveyors Limited. The text of the letter prepared by Castores Magi Surveyors Limited, the summary of values and valuation certificate of the property interests of the Group are set out in Appendix 2 to this prospectus.

DIVIDENDS

The Directors expect that, in future, interim and final dividends will be paid in or about October and June respectively, of each year and that the interim dividend will normally represent

about one third of the expected total dividend for each year. The declaration, payment and amount of dividend will be subject to the discretion of the Directors and will be dependent upon the Group's earnings, financial condition, cash requirements and availability, the provision of relevant laws of the PRC and all other relevant factors.

DISTRIBUTABLE RESERVES

The Company was incorporated in Cayman Islands on 8th November, 2001. As at 31st December, 2001, the Company did not have any reserves available for distribution to its then Shareholders.

WORKING CAPITAL

Taking into account the financial resources available to the Group, including internally generated funds, the available banking facilities and the estimated net proceeds of the New Issue, the Directors are of the opinion that the Group has sufficient working capital for its present requirements.

ADJUSTED NET TANGIBLE ASSETS

The following pro forma statement of adjusted net tangible assets of the Group is based on the audited combined net assets of the Group as at 31st December, 2001 as shown in the accountants' report, the text of which is set out in Appendix 1 to this prospectus and as adjusted as follows:

	HK$'000
Audited combined net tangible assets of the Group as at 31st December, 2001 as set out in the accountants' report in Appendix 1 to this prospectus	45,330
Unaudited combined profit after tax of the Group for the three months ended 31st March, 2002	11,945
Special dividend paid on 2nd April, 2002	(10,000)
Surplus arising from valuation of properties of the Group as at 28th February, 2002 *(Note 1)*	26,742
Estimated net proceeds of the New Issue	33,000
Adjusted net tangible assets	107,017
Adjusted net tangible asset value per Share *(Note 2)*	46.5 cents

Notes:

(1) The surplus on such valuation will be incorporated into the Group's finance statements for the year ending 31st December, 2002.

(2) The adjusted net tangible asset value per Share is arrived at after making the adjustments referred to in this section and on the basis of a total of 230,000,000 Shares expected to be in issue immediately following the completion of the Share Offer and the Capitalisation Issue, but takes no account of any Shares which may fall to be allotted and issued pursuant to the exercise of options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares as referred to in the paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" in the section headed "Further information about the Company" in Appendix 4 to this prospectus.

NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position or prospects of the Group since 31st December, 2001, the date to which the latest combined financial statements of the Group were made up.

FUTURE PLANS AND PROSPECT

To strengthen the Group's profitability and future development, the Directors intend to (i) constantly introduce new lines of products; (ii) further develop its existing sales and distribution network; and (iii) increase the production capacity, efficiency and product quality.

Introduction of new lines of products

One of the keys of success of the Group is the constant introduction of new lines of products. This is reflected in the case of "金騎士" where the monthly turnover of "金騎士" brand products has already outstripped the monthly turnover of "皇朝" within a few months since it has been introduced into the market in or about mid May 2001. The Group at present has three new lines of products ready to be introduced into the market and the Directors are planning to input more resources into the development and launch of such new lines of products so as to increase its market share and enlarge the number of the Group's distributors through the attraction of end-user customers from different classes and age groups.

Further development of its existing sales and distribution network

The Directors are optimistic about the future economic development of the PRC and believe the demand for quality life style will generally increase in line with the economic growth. The Directors are of the view that the Group will benefit from the economic growth in the PRC. With its production plant in the PRC, the Directors consider that the Group is well positioned to capture such increase in demand in the future. In order to increase its market share, the Group intends to further expand its distribution network in the PRC.

Increase production capacity, efficiency and product quality

To cope with the introduction of new lines of products and the expansion in its sales and distribution network, the Group intends to upgrade its machinery and equipment and to increase its production capacity through the construction of a new factory building with new production lines of products. The Directors believe that the acquisition of more advance machinery will also improve the product quality.

With the above business strategies, the Directors consider that the listing of the Shares on the Stock Exchange would provide the Group with a new channel to gain access to the capital markets and to promote its corporate profile which are in the interest of the Group's future growth and development.

USE OF PROCEEDS

The net proceeds from the New Issue, after deducting related expenses, are estimated to amount to about HK$33 million. The Directors presently intend to apply such net proceeds as follows:

— as to about HK$10 million for the construction of a new factory building;

— as to about HK$12 million for the advancement and purchase of machinery and equipment;

— as to about HK$5 million for marketing and promotional expenses; and

— as to the balance of about HK$6 million as general working capital for the Group.

To the extent that the net proceeds from the New Issue are not immediately required for the above purposes, it is the present intention of the Directors that they will be placed on short-term deposits with financial institutions and/or licensed banks in Hong Kong.

UNDERWRITERS

Placing Underwriters

Kingston Securities Limited
Tai Fook Securities Company Limited
Quam Securities Company Limited

Public Offer Underwriters

Tai Fook Securities Company Limited
Quam Securities Company Limited

Principal sub-underwriter

The Seven Securities Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Placing and Underwriting Agreement

Pursuant to the Placing and Underwriting Agreement, the Company is offering the Public Offer Shares for subscription, subject to the terms and conditions of this prospectus and the application forms relating thereto and the Company and the Vendors are offering the Placing Shares for subscription and sale subject to the terms and conditions of this prospectus, in each case, at the Offer Price.

Subject to, inter alia, the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Shares in issue and to be issued as mentioned herein on or before 1st June, 2002 (or such later date as Kingston (on behalf of the Underwriters) may agree in writing with the Company and the Vendors), the Placing Underwriters have severally agreed to subscribe for or purchase or procure subscribers or purchasers for the Placing Shares, subject to the terms and conditions of the Placing and the Public Offer Underwriters have severally agreed to subscribe or procure subscribers to subscribe for, on the terms and conditions of this prospectus and the application forms relating thereto, the Public Offer Shares now being offered for subscription under the Public Offer and which are not taken up under the Public Offer.

Grounds for termination

The obligations of the Underwriters to subscribe or purchase or procure subscribers or purchasers to subscribe for or purchase the Offer Shares are subject to termination if certain events, including force majeure, shall occur prior to 6:00 p.m. on the business day prior to the date of despatch of the share certificates. These events include circumstances where, in the absolute opinion of Kingston (on behalf of the Underwriters):

(i) there shall develop, occur or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority, which in the absolute opinion of the Sponsor on behalf of the Underwriters has or may have a material adverse effect on the business or financial conditions or prospects of the Group taken as a whole; or

(b) any change (including any event or series of events concerning or relating to or otherwise having an effect on) in Hong Kong, the PRC, the US, the BVI, the Cayman Islands, national, regional or international financial, political, military, industrial, fiscal, regulatory, economic currency, exchange control, stock or other financial market conditions, prospects, circumstances or matters; or

(c) any change in the conditions of the Hong Kong or international securities markets (or in conditions affecting a sector only of such market) including, for the avoidance of doubt, any significant adverse change in the index level or volume of turnover of any such markets; or

(d) without prejudice to sub-paragraph (b) or (c) above, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise; or

(e) a change or development involving a prospective change in Hong Kong, the PRC, or the Cayman Islands taxation or exchange controls which will or can reasonably be expected to materially and adversely affect the Group as a whole or the present or prospective shareholders of the Company in their capacity as such; or

(f) the imposition of economic sanctions, withdrawal of trading privileges, embargo, restraint or prohibition of import and export, in whatever form, by the US or the European Union (or any member thereof) on Hong Kong or the PRC; or

(g) any litigation or claim of material importance being threatened or instituted against any member of the Group; or

(h) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lockout shall have occurred, happened or come into effect;

and any such event, in the absolute opinion of the Sponsor on behalf of the Underwriters, has or may have a material adverse effect on the success of, or makes it inadvisable or inexpedient to proceed with the Share Offer; or

(ii) there comes to the notice of the Sponsor on behalf of the Underwriters any matter or event showing any of the representations and warranties contained in the Placing and Underwriting Agreement to be untrue or inaccurate or, if repeated immediately after the occurrence thereof, would be untrue or inaccurate in any respect considered by the Sponsor on behalf of the Underwriters to be material or showing any of the undertakings contained in the Placing and Underwriting Agreement or other obligations or undertakings expressed to be assumed by or imposed on the Company, the Vendors, the Major Shareholders and the executive Directors under the Placing and Underwriting Agreement not to have been complied with in any respect considered by the Sponsor on behalf of the Underwriters to be material; or

(iii) any statement contained in this prospectus has become or been discovered to be untrue, incorrect or misleading in any material respect; or

(iv) matters have arisen or have been discovered which would, if this prospectus was to be issued at that time, constitute a material omission therefrom; or

(v) there is any adverse change in the business or in the financial or trading position or prospects of any member of the Group which in the reasonable opinion of the Sponsor on behalf of the Underwriters is material in the context of the Share Offer.

Undertakings

Each of Crisana, Silver Wave, Mr. Tse Kam Pang and Mr. Lam Toi (together the "Major Shareholders") and the executive Directors jointly and severally undertakes to and covenants with the Company and the Underwriters that:

(i) without the prior written consent of the Sponsor on behalf of the Underwriters, which it may withhold in its absolute discretion regardless of whether or not the Stock Exchange shall have consented thereto he and it will not, and will procure that none of his or its associates or the companies controlled by him or it will, within the period of six months from the date on which dealings in the Shares first commence on the Stock Exchange, dispose of (including without limitation by the creation of any option,

charge or other encumbrance or rights over or in respect of) any of the Shares or any interests therein owned by him or it or in which he, or it is, directly or indirectly, interested immediately after the completion of the Share Offer and the Capitalisation Issue (or any other shares or securities of or interest in the Company arising or deriving therefrom) or dispose of (including without limitation by the creation of any option, charge or other encumbrance or rights over or in respect of) any shares in any company controlled by him or it which is the beneficial owner of any of such Shares provided that the foregoing restriction shall not apply to any Shares which he or it or any of his or its associates may acquire following the date on which the dealings in the Shares first commence on the Stock Exchange;

(ii) without the prior written consent of the Sponsor on behalf of the Underwriters, within a further six months commencing on the expiry of the six month period referred to in paragraph (i) above, he and it will not, and will procure that none of his or its associates or the companies controlled by him or it will, dispose of (including without limitation by the creation of any option, charge or other encumbrance or rights over or in respect of) any Shares or any interests therein referred to in paragraph (i) above or dispose of (including without limitation by the creation of any option, charge or other encumbrance or rights over or in respect of) any shares in any company controlled by him or it which is the beneficial owner of such Shares if, immediately following such disposal, any of them, either individually or taken together with the others, would cease to be a controlling shareholder (within the meaning of the Listing Rules) of the Company or hold a controlling interest (that is to say, an interest of over 30% or such lower amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) in any of the companies controlled by him or it which owns any Shares; and

(iii) in the event of any disposal of Shares or any such interest referred to in paragraph (i) above after expiry of the six months period referred to in paragraph (i), all reasonable steps will be taken to ensure that such disposal will not create a false or disorderly market in the Shares.

The Company undertakes to and covenants with the Underwriters that, and each of the Vendors, the Major Shareholders and the executive Directors undertakes and covenants with the Underwriters to procure that, without the prior written consent of the Sponsor on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed), the Company will not, save pursuant to the Share Offer, the Capitalisation Issue or the grant of any option under the Share Option Scheme or the exercise of any option granted under the Share Option Scheme or any scrip dividend schemes or similar schemes providing for the allotment and issue of Shares in lieu of whole or part of a dividend in accordance with the articles of association of the Company (i) within the period of six months from the date of the commencement of dealings of the Shares on the Stock Exchange, issue or agree to issue any shares or securities in the Company or any of its major subsidiaries (as defined in paragraph 17(2) of the Appendix 7b to the Listing Rules) or grant or agree to grant any options, warrants or other rights carrying the rights to subscribe for, or otherwise convert into, or exchange for, any securities of the Company or any of its major subsidiaries (defined as aforesaid); and (ii) within a further six months following the six-month

period referred to in (i) above, issue or agree to issue any shares or securities in the Company or any of its major subsidiaries (defined as aforesaid) or grant or agree to grant any options, warranties or other rights carrying the rights to subscribe for, or otherwise convert into, or exchange for, any securities of the Company or any of its major subsidiaries (defined as aforesaid) so as to result in any of the Vendors, the Major Shareholders and the executive Directors, either individually or taken together with the others, cease to be a controlling shareholder (within the meaning of the Listing Rules) of the Company or hold a controlling interests (that is to say, an interest of over 30% or such lower amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) in any of the companies controlled by him or it which owns any Shares.

Each of the Company, the Vendors, the Major Shareholders and the executive Directors has undertaken to and covenanted with the Sponsor and the Underwriters that save with the prior written consent of Kingston on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed), no company in the Group shall within the period of six months from the date of commencement of dealings in the Shares on the Stock Exchange purchase any securities of the Company.

Each of the Vendors and the Major Shareholders has agreed with and undertaken to the Underwriters and Kingston not to, and shall procure that none of their associates, the companies controlled by, him or it will, within the period of twelve months after the date on which dealings in the Shares first commence on the Stock Exchange, pledge, charge, encumber or create any third-party rights in respect of any of the Shares owned or held by any of them or the relevant company (whether directly or indirectly) save with the prior written consent of Kingston (on behalf of the Underwriters) (such consent not to be unreasonably withheld or delayed).

Each of the Vendors and the Major Shareholders has undertaken to and covenanted with the Company, Kingston and the Underwriters that in the event that consent is granted by Kingston pursuance to the paragraph above to pledge, charge, encumber or create any third-party rights in respect of any of the Shares owned or held by any of them or the relevant company (whether directly or indirectly), it shall:

(i) immediately inform the Company and Kingston (on behalf and of the Underwriters) details of such arrangement in writing prior to entering into such arrangement; and

(ii) immediately inform the Company, Kingston (on behalf of the Underwriters) when it receives indications, either verbal or written, the relevant pledgee or chargee that it shall enforce its right in respect of any of the pledged or charged Shares.

The Company has undertaken and covenanted with Kingston (on behalf of the Underwriters) that the Company shall forthwith inform Kingston and the Stock Exchange in writing immediately after it has been informed of the matters referred to in the paragraphs (i) and (ii) above and the Company shall disclose such matters by way of an announcement and shall comply with all requirements of the Stock Exchange.

Each of the Vendors has unconditionally and irrevocably undertaken to the Stock Exchange and the Company that within the period of twelve months from the date on which dealings in the Shares commence on the Stock Exchange, they will:

(i) if they pledge or charge any securities or interests in the securities of the Company beneficially owned by any of them, immediately inform the Company of such pledges or charges together with the number of securities so pledged or charged; and

(ii) if they receive indications, either verbal or written, from the pledgee or chargee that any of the pledged or charged securities or interests in the securities of the Company will be disposed of, immediately inform the Company of such indications.

Commission

The Underwriters will receive a commission of 2.5% of the aggregate Offer Price of the Offer Shares, out of which they will pay any sub-underwriting commissions. Kingston will, in addition, receive a documentation fee. The underwriting commission, documentation fee, Stock Exchange listing fees and trading fee, SFC transaction levy, legal and other professional fees together with applicable printing and other expenses relating to the Share Offer are estimated to amount to approximately HK$10.4 million in total and are payable by the Company, Crisana and Silver Wave in the proportion of 14:3:3.

Underwriters' interests in the Company

Save for their respective obligations under the Placing and Underwriting Agreement, none of the Underwriters has any shareholding interest in the Company or any member of the Group or has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

PRICE PAYABLE ON APPLICATION

The price of the Offer Shares is HK$1.00 each. You must also pay brokerage of 1%, a SFC transaction levy of 0.007% and a Stock Exchange trading fee of 0.005%. This means that for every 2,000 Public Offer Shares you will pay HK$2,020.24. The application forms have tables showing the exact amount payable for multiples of 2,000 Public Offer Shares.

CONDITIONS OF THE SHARE OFFER

Acceptance of your application for Offer Shares is conditional upon:

1. **Listing**

The Listing Committee of the Stock Exchange granting listing of and permission to deal in the Shares in issue and to be issued as mentioned in this prospectus and the application forms relating thereto; and

2. **Placing and Underwriting Agreement**

The obligations of the Underwriters under the Placing and Underwriting Agreement becoming unconditional, and not being terminated, prior to 1st June, 2002. Details of the Placing and Underwriting Agreement, its conditions and grounds for termination, are set out in the section headed "Underwriting" of this prospectus.

If these conditions are not fulfilled on or before 1st June, 2002, your application money will be returned to you, without interest. The terms on which your application money will be returned to you are set out under the paragraph headed "Refund of your money" in the application forms.

In the meantime, your application money will be held in one or more separate bank accounts with the receiving bankers or other banks licensed under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong).

THE SHARE OFFER

The Share Offer comprises the Public Offer and the Placing, subject to reallocation as set out in this section, at the Offer Price.

A total of 57,500,000 Offer Shares will be made available under the Share Offer, of which 34,500,000 New Shares and 17,250,000 Sale Shares, together representing 90% of the Offer Shares, will conditionally be placed with professional, institutional investors and private investors under the Placing. The remaining 5,750,000 New Shares, representing 10% of the Offer Shares, will be offered to the public in Hong Kong for subscription under the Public Offer. Both the Placing and the Public Offer are subject to re-allocation on the basis described below.

The Public Offer is open to all members of the public in Hong Kong as well as to institutional and professional investors. The Placing Underwriters and the Public Offer

Underwriters have severally agreed to underwrite the Placing Shares and the Public Offer Shares respectively, under the terms of the Placing and Underwriting Agreement. Further details of the underwriting and placing arrangements are set out in the section headed "Underwriting" in this prospectus.

Investors may apply for the Offer Shares under the Public Offer or indicate an interest for Offer Shares under the Placing, but may not do both. Investors may only receive an allocation of Shares under the Placing or the Public Offer but not both.

THE PLACING

The Company is initially offering 34,500,000 New Shares and the Vendors are initially offering 17,250,000 Sale Shares, representing, in aggregate, 90% of the Offer Shares being offered in the Share Offer, for subscription and purchase by way of the Placing subject to reallocation as set out in this section. The Placing is fully underwritten by the Placing Underwriters. If the Public Offer is not fully subscribed, the unsubscribed Public Offer Shares may be reallocated to the Placing.

Pursuant to the Placing, it is expected that Kingston, on behalf of the Company and the Vendors, will conditionally place the Placing Shares at the Offer Price payable by the investors applying for the Placing Shares plus 1% brokerage, 0.007% SFC transaction levy and 0.005% Stock Exchange trading fee. The Placing Shares are to be placed with selected professional and institutional investors. Professional and institutional investors generally include high net worth individuals, brokers, dealers and companies, including fund managers, whose ordinary businesses involve dealings in shares and other securities and corporate entities which regularly invest in share and other securities. The Placing Shares are unlikely to be allocated to individual retail investors, who are expected to apply for Public Offer Shares under the Public Offer and apply through banks and other institutions.

Applications under the Public Offer from investors receiving Shares under the Placing, or showing an indication of interest in the Placing, will be identified and rejected.

Each applicant under the Share Offer will also be required to give an undertaking and confirmation in the application form submitted by him/her/it that he/she/it and any person(s) for whose benefit he/she/it is making the application will not receive any Share under the Placing, have not indicated and will not indicate an interest for any Share under the Placing, and such applicant's application is liable to be rejected if the said undertaking and/or confirmation is breached and, or untrue, as the case may be.

Allocation of the Placing Shares to professional and institutional investors pursuant to the Placing will be based on a number of factors, including the level and timing of demand, total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the investor is likely to buy further Shares, or hold or sell the Shares after the listing of the Shares on the Stock Exchange. Such allocations is intended to result in a distribution of the Placing Shares which would lead to the establishment of a solid professional and institutional shareholder base to the benefit of the Company and its shareholders as a whole.

WHICH APPLICATION FORM TO USE

Use a **WHITE** application form if you want the Public Offer Shares to be issued in your own name.

Use a **YELLOW** application form if you want the Public Offer Shares to be issued in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to your investor participant stock account or the stock account of your designated CCASS participant.

Note: The Public Offer Shares are not available to the directors or chief executive of the Company or any of its subsidiaries, existing beneficial owners of Shares, or associates of any of them.

WHERE TO COLLECT THE APPLICATION FORMS

You can collect a **WHITE** application form and a prospectus from:

Tai Fook Securities Company Limited
26th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

Quam Securities Company Limited
Room 3308
Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

or any of the following branches of **Standard Chartered Bank**:

Branches	**Address**
Hong Kong Island:	
1. The Landmark Branch	The Landmark, 15 Queen's Road, Central
2. Des Voeux Road Branch	Standard Chartered Bank Building, 4-4a Des Voeux Road, Central
3. Exchange Square Branch	Shop 101, One Exchange Square, 8 Connaught Place, Central, Hong Kong
4. Leighton Centre Branch	Shop 12-16, UG/F, Leighton Centre, 77 Leighton Road, Causeway Bay
5. North Point Centre Branch	284 King's Road, North Point
6. Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon:	
7. Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
8. Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
9. Tsimshatsui Branch	10 Granville Road, Tsimshatsui
10. Cheung Sha Wan Branch	828 Cheung Sha Wan Road, Cheung Sha Wan

New Territories:

11. Tsuen Wan Branch — Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan

You can collect a **YELLOW** application form and a prospectus from:

The Depository Counter of HKSCC
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

or

The Customer Service Centre of HKSCC
Upper Ground Floor, V-Heun Building
128-140 Queen's Road Central
Hong Kong

or your stockbroker may have application forms available.

HOW TO COMPLETE THE APPLICATION FORMS

There are detailed instructions on each application form. You should read these instructions carefully. If you do not follow the instructions, your application may be rejected.

If your application is made through a duly authorised attorney, the Sponsor (for itself and on behalf of the Underwriters), in consultation with the Company may accept the application at its discretion, and subject to any conditions it think fit, including evidence of the authority of your attorney. The Sponsor in its capacity as agent of the Company has the full discretion to reject or accept any application, in full or in part, without giving any reason.

HOW MANY APPLICATIONS MAY YOU MAKE

There are only two situations where you may make more than one application for Public Offer Shares:

If you are a **nominee**, you may lodge more than one application for the Public Offer Shares in your own name on behalf of different owners. In the box on the application form marked "For nominees" you must include:

- an account number; or

- some other identification code

for **each** beneficial owner. If you do not include this information, the application will be treated as being made for your benefit.

THE PUBLIC OFFER

The Company is initially offering 5,750,000 New Shares representing 10% of the total number of the Offer Shares being offered under the Share Offer, for subscription by way of the Public Offer. The Public Offer is sponsored and managed by Kingston and is fully underwritten by the Public Offer Underwriters.

Applicants for the Public Offer Shares are required on application to pay the Offer Price plus a 1% brokerage, 0.007% SFC transaction levy and 0.005% Stock Exchange trading fee.

No application will be accepted from applicants applying for more than 100% of the total number of Public Offer Shares. Multiple or suspected multiple applications, including any application for more than 100% of the total number of Public Offer Shares are liable to be rejected.

If the Public Offer is not fully subscribed, Kingston has the authority to reallocate all or any of the unsubscribed Public Offer Shares originally included in the Public Offer to the Placing in such proportions as it deems appropriate.

Allocation of Public Offer Shares to investors under the Public Offer will be based solely on the level of valid applications received. The basis of allocation may vary, depending on the number of Public Offer Shares validly applied for by each applicant, but will otherwise be made on a strictly pro rata basis. However, this may involve balloting, which would mean that some applicants may be allotted more Public Offer Shares than others who have applied for the same number of Public Offer Shares and that applicants who are not successful in the ballot may not receive any Public Offer Shares.

OVERSUBSCRIPTION

The allocation of the Offer Shares between the Public Offer and the Placing is subject to reallocation depending on the level of valid applications received. If the number of Public Offer Shares validly applied for under the Public Offer represents 15 times or more but less than 50 times the number of Public Offer Shares initially available for subscription by the public under the Public Offer, then Shares will be reallocated to the Public Offer from the Placing, so that the total number of Public Offer Shares available under the Public Offer will be 17,250,000 Public Offer Shares, representing 30% of the total number of Offer Shares available under the Share Offer.

If the number of Public Offer Shares validly applied for under the Public Offer represents 50 times or more but less than 100 times the number of Public Offer Shares initially available for subscription by the public under the Public Offer, then the number of Shares to be reallocated to the Public Offer from the Placing will be increased so that the total number of Public Offer Shares available under the Public Offer will be 23,000,000 Public Offer Shares, representing 40% of total number of Offer Shares available under the Share Offer.

If the number of Public Offer Shares validly applied for under the Public Offer represents 100 times or more the number of Public Offer Shares initially available for subscription by the public under the Public Offer, then the number of Shares to be reallocated to the Public Offer from the Placing will be increased so that the total number of Public Offer Shares available under the Public Offer will be 28,750,000 Public Offer Shares, representing 50% of the total number of Offer Shares available under the Share Offer.

In each such case, the number of Shares allocated to the Placing will be correspondingly reduced.

UNDERSUBSCRIPTION

If the Public Offer is not fully subscribed, Kingston (on behalf of the Underwriters) has the authority to reallocate all or any unsubscribed Public Offer Shares originally included in the Public Offer to the Placing, in such number as it deems appropriate provided that there is sufficient demand under the Placing to take up such reallocated Shares. If the Placing is not fully subscribed, Kingston (on behalf of the Underwriters) has the authority to reallocate all or any unsubscribed Placing Shares originally included in the Placing to the Public Offer, in such number as it deems appropriate provided that there is sufficient demand under the Public Offer to take up such reallocated Shares. Details of any reallocation of Shares between the Public Offer and the Placing will be disclosed in the results of the Public Offer announcement, which is expected to be made on Monday, 13th May, 2002.

All transfers of the Sale Shares will be effected on the Company's principal register of members in the Cayman Islands. Completion of the application form or the acknowledgement form in a placing letter (as the case may be) shall constitute an irrevocable instruction by the subscriber(s) or placee(s) (as the case may be) that the registration of all the Sale Shares in respect of which the relevant application is accepted shall be removed from the Company's principal register of members in the Cayman Islands to the Company's Hong Kong branch register of members prior to the despatch of share certificate(s) to successful subscriber(s) or placee(s) or their designated person(s) under the Placing.

Otherwise, multiple applications for the Public Offer Shares are not allowed.

All of your applications may be rejected as multiple applications if you, or you and joint applicants together or any of your joint applicants:

- make more than one application on a **WHITE** or **YELLOW** application form; or

- apply on one **WHITE** or **YELLOW** application form for more than 100% of the Public Offer Shares initially being offered to the public; or

- have been allocated Placing Shares under the Placing; or

- under one application (whether individually or jointly with others) on a **WHITE** or **YELLOW** application form and make any application for the Placing Shares.

All of your applications will also be rejected as multiple applications if more than one application is made for **your benefit**. If an application is made by an unlisted company and

- the only business of that company is dealings in securities; and

- you exercise statutory control over that company

then that application will be treated as being made for your benefit.

Unlisted company *means a company with no equity securities listed on the Stock Exchange.*

Statutory control *means you:*

- *control the composition of the board of directors of that company; or*

- *control more than half of the voting power of that company; or*

- *hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

HOW MUCH ARE THE PUBLIC OFFER SHARES

The Offer Price is HK$1.00 each. You must also pay brokerage of 1%, the SFC transaction levy of 0.007% and the Stock Exchange trading fee of 0.005%. This means that for every 2,000 Public Offer Shares you will pay HK$2,020.24. The application forms have tables showing the exact amount payable for certain multiples of 2,000 Public Offer Shares.

You must pay the Offer Price, brokerage, the SFC transaction levy and the Stock Exchange trading fee in full when you apply for the Public Offer Shares. Your payment must be made by either one cheque or banker's cashier order and must comply with the terms of the application forms. Your cheque or banker's cashier order will not be presented for payment before 12:00 noon on Tuesday, 7th May, 2002.

If your application is successful, brokerage will be paid to participants of the Stock Exchange, and the SFC transaction levy and the Stock Exchange trading fee will be paid to the SFC and the Stock Exchange respectively.

MEMBERS OF THE PUBLIC — TIME FOR APPLYING FOR PUBLIC OFFER SHARES

Completed **WHITE** or **YELLOW** application forms, with payment attached, must be lodged **by 12:00 noon on Tuesday, 7th May, 2002** or, if the application lists are not open on that day, then by 12:00 noon on the next business day the application lists are open.

Your completed application form, with payment attached, should be deposited in the special collection boxes provided at any of the branches of Standard Chartered Bank listed under the paragraph headed "Where to collect the application forms" above at the following times:

Thursday, 2nd May, 2002 — 9:00 a.m. to 4:00 p.m.
Friday, 3rd May, 2002 — 9:00 a.m. to 4:00 p.m.
Saturday, 4th May, 2002 — 9:00 a.m. to 12:00 noon
Monday, 6th May, 2002 — 9:00 a.m. to 4:00 p.m.
Tuesday, 7th May, 2002 — 9:00 a.m. to 12:00 noon

The application lists will be open **from 11:45 a.m. to 12:00 noon on Tuesday, 7th May, 2002**. Applications for the Public Offer Shares will not be processed, and no allotment or issue of any such Public Offer Sahres will be made, until the closing of the application lists.

EFFECT OF BAD WEATHER ON THE OPENING OF THE APPLICATION LISTS

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Tuesday, 7th May, 2002. Instead they will open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED PUBLIC OFFER SHARES

Full details of the circumstances in which you will not be allocated the Public Offer Shares are set out in the notes attached to the application forms, and you should read them carefully. You should note in particular the following two situations in which Public Offer Shares will not be allotted to you:

- **Revocation of your application:**

  By completing an application form, you agree that you cannot revoke your application before the fifth day after the time of the opening of the application lists (excluding for this purpose any day which is a Saturday, Sunday or public holiday in Hong Kong) unless a person responsible for this prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus.

  If your application has been accepted, it cannot be revoked.

- **If the allotment of Public Offer Shares is void:**

  Your allotment of the Public Offer Shares will be void if the Listing Committee of the Stock Exchange does not grant listing of and permission to deal in the Public Offer Shares either:

  - within three weeks from the closing of the application lists; or
  - within a longer period of up to six weeks if the Listing Committee of the Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists.

COLLECTION/POSTING OF SHARE CERTIFICATE(S)/REFUND CHEQUE(S) AND DEPOSIT OF SHARE CERTIFICATE(S) INTO CCASS

WHITE application forms:

If you have applied for 1,000,000 Public Offer Shares or more and have indicated on your application form that you wish to collect your share certificate(s) and/or refund cheque(s) in person, you may collect it/them from:

Tengis Limited
4th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of despatch of share certificate(s) and/or refund cheque(s). This is expected to be on or before Monday, 13th May, 2002.

Applicants being individuals who opt for personal collection cannot authorise any other person to make collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' chop. Both individuals and authorised representatives (if applicable) must produce at the time of collection evidence of identity acceptable to Tengis Limited.

If you do not collect your share certificate(s) and/or refund cheque(s) within the time limit specified above, they will be sent to the address on your application form on or before Monday, 13th May, 2002, by ordinary post and at your own risk.

If you have applied for less than 1,000,000 Public Offer Shares or if you have applied for 1,000,000 Public Offer Shares or more but have not indicated in your application form that you wish to collect your share certificate(s) and/or refund cheque(s) in person within the time specified for collection, then your share certificate(s) and/or refund cheque(s) will be sent to the address on your application form shortly Monday, 13th May, 2002 by ordinary post and at your own risk.

No receipt will be issued for any application money paid. The Company will not issue any temporary documents of title.

YELLOW application forms:

Your share certificates will be issued in the name of HKSCC Nominees Limited and deposited into CCASS for credit to your CCASS investor participant stock account or the stock account of your designated CCASS participant as instructed by you at the close of business on Monday, 13th May, 2002, or under contingent situation, on any other date as shall be determined by HKSCC or HKSCC Nominees Limited.

If you are applying through a designated CCASS participant (other than a CCASS investor participant):

- for the Public Offer Shares credited to the stock account of your designated CCASS participant (other than a CCASS investor participant), you can check the number of the Public Offer Shares allotted to you with that CCASS participant.

If you are applying as a CCASS investor participant:

- the Company will publish the results of investor participants' applications together with the results of the Public Offer in the newspapers on Monday, 13th May, 2002. You should check against the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on Monday, 13th May, 2002 or such other

date as shall be determined by HKSCC or HKSCC Nominees Limited. On Tuesday, 14th May, 2002 (the next day following the credit of the Public Offer Shares to your stock account) you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also mail to you an activity statement showing the number of Public Offer Shares credited to your stock account.

For applicants applying on **YELLOW** application forms, refund cheque(s) (if any) for (i) surplus application money for the Public Offer Shares unsuccessfully applied for, if the application is partially unsuccessful; or (ii) all the application money, if the application is wholly unsuccessful; are expected to be sent to or collected by applicants on Monday, 13th May, 2002.

If you have applied for 1,000,000 Public Offer Shares or above and have indicated on your application form that you wish to collect your refund cheque(s) (if any) in person, the procedures set out under the paragraph headed "**WHITE** application forms" above will apply. If you have applied for 1,000,000 Public Offer Shares or more and have not indicated on your application form that you wish to collect your refund cheque(s) (if any) in person, or if you have applied for less than 1,000,000 Public Offer Shares, then your refund cheque(s) (if any) will be sent to the address on your application form on the date of despatch, by ordinary post and at your own risk.

COMMENCEMENT OF DEALINGS IN THE SHARES

Dealings in the Shares on the Stock Exchange are expected to commence on Wednesday, 15th May, 2002.

The Shares will be traded in board lots of 2,000 Shares each.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Stock Exchange grants the listing of and permission to deal in, the Shares on the Stock Exchange and the Company complies with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on the Stock Exchange or on any other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after the trading day.

All activities under CCASS are subject to the General Rules of CCASS and the CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the Shares to be admitted into CCASS.

ERNST & YOUNG
安永會計師事務所

15th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

2nd May, 2002

The Directors
Chitaly Holdings Limited
Kingston Corporate Finance Limited

Dear Sirs,

We set out below our report on the financial information regarding Chitaly Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the years ended 31st December, 1999, 2000 and 2001 (the "Relevant Periods") prepared on the basis set out in Section 1 below, for inclusion in the prospectus of the Company dated 2nd May, 2002 (the "Prospectus").

The Company was incorporated as an exempted company with limited liability in the Cayman Islands on 8th November, 2001 under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands for the purpose of acting as a holding company of the subsidiaries set out in Section 1 below. The Company has not carried on any business since the date of its incorporation, save for the acquisition on 15th December, 2001 of the entire issued share capital of Chitaly (BVI) Limited, a company incorporated in the British Virgin Islands, which is as at the date of this report, the intermediate holding company of the other subsidiaries set out in Section 1 below.

As at the date of this report, no audited financial statements have been prepared for the Company and Chitaly (BVI) Limited since their respective dates of incorporation. We have, however, performed an independent review of all the relevant transactions of the Company and Chitaly (BVI) Limited since their respective dates of incorporation. We have examined the audited financial statements of all the other companies now comprising the Group for each of the Relevant Periods in accordance with the Auditing Guideline "Prospectuses and the reporting accountant" issued by the Hong Kong Society of Accountants and this report has been prepared in accordance therewith.

We have acted as auditors of all the companies now comprising the Group for each of the Relevant Periods, or from the respective dates of their incorporation where this is a shorter period, except for Wanlibao (Guangzhou) Furniture Limited ("Wanlibao"), the Company's subsidiary established in the People's Republic of China other than Hong Kong, Macao and Taiwan (the "PRC"), the auditors of which during the period from 9th July, 1999 (date of establishment) to 31st December, 1999 and the years ended 31st December, 2000 and 2001 were 廣東豐衡會計師事務所有限公司 (Guangdong Feng Heng CPA Co., Ltd.). The statutory financial statements of Wanlibao for the period from 9th July, 1999 (date of establishment) to 31st December, 1999 and the years ended 31st December, 2000 and 2001 were prepared in accordance with the applicable relevant PRC accounting principles and financial regulations. We have, however, undertaken an independent audit of the financial statements of Wanlibao for each of the Relevant Periods for the purpose of determining the adjustments necessary to comply with the accounting principles generally accepted in Hong Kong, for inclusion of Wanlibao's financial statements in the consolidated financial statements of Chitaly Furniture Limited for each of the Relevant Periods.

The summaries of the combined results and cash flows of the Group for the Relevant Periods and of the combined balance sheets of the Group as at 31st December, 1999, 2000 and 2001 (the "Summaries"), together with the notes thereto, set out in this report have been prepared from the audited financial statements and management accounts of the companies now comprising the Group, and are presented on the basis set out in Section 1 below. The directors of the respective companies of the Group are responsible for preparing these financial statements to give a true and fair view. In preparing these financial statements, it is fundamental that appropriate accounting policies are selected and applied consistently.

The directors of the Company are responsible for the preparation of the Summaries. It is our responsibility to form an independent opinion on the Summaries.

In our opinion, on the basis of presentation set out in Section 1 below, the Summaries together with the notes thereto give, for the purpose of this report, a true and fair view of the combined results and cash flows of the Group for each of the Relevant Periods and of the combined balance sheets of the Group as at 31st December, 1999, 2000 and 2001.

1. BASIS OF PRESENTATION

The Summaries, which are based on the audited financial statements and management accounts of the companies now comprising the Group, include the results, movements in equity, cash flows and balance sheets of the companies now comprising the Group, as if the current Group structure had been in existence throughout the Relevant Periods, or from the respective dates of incorporation/registration of the companies now comprising the Group, where this is a shorter period. All material intra-group transactions and balances have been eliminated on combination.

At the date of this report, the Company had direct or indirect interests in the following subsidiaries, all of which are private companies (or, if incorporated/registered outside Hong Kong, have characteristics substantially similar to a private company incorporated in Hong Kong), and the particulars of which are as set out below:

Company	Place and date of incorporation/ registration	Nominal value of issued and fully paid-up share/ registered capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Chitaly (BVI) Limited ("Chitaly BVI")	British Virgin Islands ("BVI") 15th October, 2001	Ordinary US$2	100	—	Investment holding
Hong Kong Royal Furniture Holding Limited ("Royal HK")	Hong Kong 20th June, 1997	Ordinary HK$10,000	—	100	Investment holding
Chitaly Furniture Limited ("Chitaly")	Hong Kong 6th August, 1997	Ordinary HK$10,000	—	100	Investment holding and trading of furniture
Umbrella Group Limited ("Umbrella")	BVI 18th December, 1997	Ordinary US$1	—	100	Trading of furniture
Coralview Limited ("Coralview")	BVI 8th January, 1998	Ordinary US$1	—	100	Trading of furniture
Ridgecrest Limited ("Ridgecrest")	BVI 8th January, 1998	Ordinary US$1	—	100	Provision of quality control services

Company	Place and date of incorporation/ registration	Nominal value of issued and fully paid-up share/ registered capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
Moffat Limited ("Moffat")	BVI 16th April, 1998	Ordinary US$1	—	100	Provision of customer services
Knollwood Limited ("Knollwood")	BVI 18th March, 1998	Ordinary US$1	—	100	Provision of design services
Wanlibao	PRC 9th July, 1999	Paid-up registered US$5,700,000	—	100	Manufacturing and trading of furniture

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted by the Group in arriving at the financial information set out in this report, which conform with accounting principles generally accepted in Hong Kong and Hong Kong Statements of Standard Accounting Practice, are as below. The financial information is prepared under the historical cost convention.

(a) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group, and when the revenue can be measured reliably, on the following bases:

(i) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; and

(ii) interest income, on a time proportion basis, taking into account the principal outstanding and the effective interest rate applicable.

(b) Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The Company's interests in subsidiaries are stated at cost less any impairment losses.

(c) **Related parties**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

(d) **Fixed assets and depreciation**

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is provided on the straight-line basis to write off the cost of each asset, less any estimated residual value, over the following estimated useful lives:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

(e) **Impairment of assets**

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(f) **Land use rights**

Rights to the use of sites are stated at cost and amortised on a straight-line basis over the terms of the land use rights or the initial terms of the entity agreement, whichever is the shorter, starting from the date on which the related construction is completed and ready for its intended use.

(g) **Construction in progress**

Construction in progress represents buildings, plant and machinery and other fixed assets under construction/installation, and is stated at cost and is not depreciated. Cost comprises the direct costs of construction/installation incurred during the period of construction/installation. Construction in progress is reclassified to the appropriate category of fixed assets when it is completed and ready for commercial use.

(h) **Leased assets**

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

(i) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads and/or, where appropriate, subcontracting charges. Net realisable value is based on estimated selling prices less any further costs expected to be incurred to completion and disposal.

(j) **Trade receivables**

Trade receivables, which generally have terms of 30 to 90 days, are recognised and carried original invoice amount less provision for doubtful debts when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(k) **Deferred tax**

Deferred tax is provided, using the liability method, on all significant timing differences in the recognition of revenue and expenses for tax and for financial reporting purposes, to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

(l) **Foreign currencies**

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On combination, the financial statements of overseas subsidiaries denominated in foreign currencies are translated into Hong Kong dollars at the applicable rate of exchange ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

(m) **Cash equivalents**

For the purpose of the combined cash flow statements, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advances. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

(n) **Pension scheme and costs**

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for all Hong Kong employees. The MPF Scheme has operated since 1st December, 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As at 31st December, 2001, the Group had no significant obligations for long service payments to its employees, pursuant to the requirement under the Employment Ordinance, Chapter 57 of the Laws of Hong Kong.

According to the relevant PRC regulations, Wanlibao, commencing from 1st July, 2000, is required to participate in the employee retirement benefits scheme operated by the relevant local government bureau in the PRC and to make contributions for its eligible employees. The contribution to be borne by Wanlibao is calculated at 11% on the annual average salaries in Guangzhou announced by the Guangzhou Social Labour Insurance Administration Bureau for those eligible employees. Pension funds contributed by Wanlibao for the years ended 31st December, 2000 and 2001 were HK$23,000 and HK$188,000, respectively.

3. COMBINED RESULTS

The following is a summary of the combined results of the Group for the Relevant Periods, prepared on the basis set out in Section 1 above:

	Notes	Year ended 31st December, 1999 *HK$'000*	2000 *HK$'000*	2001 *HK$'000*
Turnover	(a)	102,823	143,669	164,758
Cost of sales		(66,958)	(93,654)	(101,892)
Gross profit		35,865	50,015	62,866
Other revenue	(a)	569	887	669
Selling and distribution costs		(4,197)	(5,355)	(5,345)
Administrative expenses		(4,319)	(13,721)	(19,805)
Other operating expenses		—	(500)	(668)
Profit from operating activities	(b)	27,918	31,326	37,717
Finance costs	(c)	—	—	(102)
Profit before tax		27,918	31,326	37,615
Tax	(e)	(3,475)	(4,715)	(5,138)
Net profit from ordinary activities attributable to shareholders		24,443	26,611	32,477
Dividends	(f)	13,000	15,000	18,600
Earnings per share — Basic	(g)	12.9 cents	14.0 cents	17.1 cents

Notes:

(a) **Turnover and revenue**

Turnover represents the net invoiced value of goods sold during the Relevant Periods, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and revenue by principal activities is as follows:

	Year ended 31st December,		
	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*
By principal activities:			
Sales of goods	102,823	143,669	164,758
Turnover	102,823	143,669	164,758
Interest income	174	287	169
Sundry income	395	600	500
Other revenue	569	887	669
Revenue	103,392	144,556	165,427

The turnover of the Group disclosed pursuant to the requirements of the Listing Rules is further analysed as follows:

	Year ended 31st December,		
	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*
Sales to the PRC	102,823	138,468	160,854
Sales to elsewhere in Asia	—	3,982	3,372
Sales to Australia	—	526	158
Sales to North America	—	377	286
Sales to Europe	—	316	88
	102,823	143,669	164,758

The Group's principal activity during the Relevant Periods was the manufacture and sale of home furniture.

(b) **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging:

	Year ended 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Cost of goods sold	66,958	93,654	101,892
Provision for doubtful debts	156	113	—
Provision for inventory obsolescence	—	908	210
Auditors' remuneration	160	310	350
Depreciation	568	2,108	3,890
Amortisation of land use rights	—	62	126
Loss on disposal of fixed assets	—	500	238
Operating lease rentals in respect of buildings	2	120	156
Staff costs (excluding directors' remuneration — note 3(d)):			
Wages and salaries	7,953	8,958	10,929
Other benefits in kind	240	414	501
Gross pension scheme contributions	—	23	188
Less: Forfeited contributions	—	—	—
Pension scheme contributions, net	—	23	188
Total staff costs	8,193	9,395	11,618

The Group's profit from operating activities disclosed pursuant to the requirements of the Listing Rules is analysed as follows:

	Year ended 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Sales to the PRC	27,918	31,926	37,004
Sales to elsewhere in Asia	—	(459)	608
Sales to Australia	—	(62)	44
Sales to North America	—	(43)	37
Sales to Europe	—	(36)	24
	27,918	31,326	37,717

(c) **Finance costs**

	Year ended 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Interest on bank loans wholly repayable within one year	—	—	102

(d) **Directors' and senior executives' emoluments**

Details of directors' remuneration are as follows:

	Year ended 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Fees	—	—	—
Salaries, housing benefits and other emoluments	1,383	6,339	9,281
Pension scheme contributions	—	—	—
	1,383	6,339	9,281

The number of directors whose remuneration fell within the following bands is as set out below:

	Year ended 31st December,		
	1999	**2000**	**2001**
	Number of directors	*Number of directors*	*Number of directors*
Nil - HK$1,000,000	3	1	1
HK$2,000,001 - HK$3,000,000	—	2	—
HK$4,000,001 - HK$5,000,000	—	—	2
	3	3	3

The five highest paid individuals in the Group included three directors during the three years ended 31st December, 1999, 2000 and 2001, respectively, and information relating to their emoluments has been disclosed above. Details of the emoluments of the remaining two non-director, highest paid individuals during the three years ended 31st December, 1999, 2000 and 2001, respectively, are as follows:

	Year ended 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Salaries, housing benefits and other allowances	97	149	172
Pension scheme contributions	—	—	—
	97	149	172

The remuneration of the remaining two non-director, highest paid individuals during the three years ended 31st December, 1999, 2000 and 2001 fell within the band of nil – HK$1,000,000, respectively.

During the Relevant Periods, no emoluments were paid by the Group to the directors of the Company or any of the five highest paid individuals as an inducement to join or upon joining the Group, or as compensation for loss of office. No director waived or agreed to waive any emoluments during the Relevant Periods.

(e) **Tax**

Hong Kong profits tax has not been provided for as the Group did not generate any assessable profits in Hong Kong during the Relevant Periods.

Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the Relevant Periods of Umbrella and Coralview which are engaged in the trading of furniture.

According to the Income Tax Law of the PRC, Wanlibao, a wholly-owned subsidiary of the Company established in Guangzhou, the PRC, is subject to a preferential corporate income tax rate of 24%, and is exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, is eligible for 50% relief from PRC corporate income tax for the following three years. As Wanlibao has suffered losses since its establishment on 9th July, 1999, corporate income tax has not been provided for during the Relevant Periods.

Ridgecrest, Knollwood and Moffat are engaged respectively in the provision of quality control, design and customer services. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the Relevant Periods, which is currently 33%.

No provision for deferred tax has been made as the Group did not have any significant unprovided deferred tax liabilities in respect of the Relevant Periods.

	Year ended 31st December,		
	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*
Provision for the year:			
Hong Kong	—	—	—
Macao	1,405	1,908	1,995
PRC	2,070	2,807	3,143
Tax charge for the year	3,475	4,715	5,138

(f) **Dividends**

No dividend has been paid or declared by the Company since the date of its incorporation.

The dividends paid or declared by a subsidiary of the Company to its then respective shareholders during the Relevant Periods were as follows:

	Year ended 31st December,		
	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*
Chitaly	13,000	15,000	18,600

The rates of the dividends and the number of shares ranking for the dividends are not presented as such information is not meaningful for the purpose of this report.

(g) **Earnings per share**

The calculation of basic earnings per share for each of the Relevant Periods is based on the net profit from ordinary activities attributable to shareholders for each of the Relevant Periods, and on the assumption that 189,750,000 shares were in issue, comprising the 2,000,000 shares in issue at the date of the Prospectus and the 187,750,000 shares to be issued pursuant to the Capitalisation Issue, as disclosed more fully in the paragraph headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" under the section headed "Further information about the Company" in Appendix 4 to the Prospectus.

(h) **Related party transactions**

During the Relevant Periods, the Group had no material transactions with related parties other than those disclosed in Section 4 note (d).

4. COMBINED BALANCE SHEETS

The following is a summary of the combined balance sheets of the Group as at the end of each of the Relevant Periods, prepared on the basis set out in Section 1 above:

	Notes	As at 31st December, 1999 HK$'000	2000 HK$'000	2001 HK$'000
NON-CURRENT ASSETS				
Fixed assets	(a)	20,180	42,642	45,319
CURRENT ASSETS				
Inventories	(b)	11,055	15,065	23,389
Trade receivables	(c)	16,004	5,380	5,943
Prepayments, deposits and other receivables		601	2,650	5,544
Due from the directors	(d)	1,359	1,004	6,894
Cash and cash equivalents	(e)	4,328	8,694	11,766
		33,347	32,793	53,536
CURRENT LIABILITIES				
Interest-bearing bank borrowings	(f)	—	—	3,738
Trade payables	(g)	8,736	14,507	19,597
Other payables and accruals		11,887	12,692	15,483
Tax payable		4,854	9,569	14,707
Due to the directors	(d)	4,768	3,774	—
		30,245	40,542	53,525
NET CURRENT ASSETS/(LIABILITIES)		3,102	(7,749)	11
TOTAL ASSETS LESS CURRENT LIABILITIES		23,282	34,893	45,330
NON-CURRENT LIABILITIES				
Due to the directors	(d)	3,440	3,440	—
		19,842	31,453	45,330
CAPITAL AND RESERVES				
Paid-in capital		—	—	—
Retained profits		19,842	31,453	45,330
Combined shareholders' equity		19,842	31,453	45,330

Notes:

(a) **Fixed assets**

	As at 31st December, 1999		
	Cost	Accumulated depreciation/ amortisation	Net book value
	HK$'000	*HK$'000*	*HK$'000*
Land use rights	5,280	—	5,280
Plant and machinery	5,359	(378)	4,981
Furniture, fixtures and office equipment	1,416	(457)	959
Motor vehicles	1,133	(227)	906
Construction in progress	8,054	—	8,054
	21,242	(1,062)	20,180

	As at 31st December, 2000		
	Cost	Accumulated depreciation/ amortisation	Net book value
	HK$'000	*HK$'000*	*HK$'000*
Land use rights	6,560	(62)	6,498
Buildings	17,961	(623)	17,338
Plant and machinery	17,696	(1,321)	16,375
Furniture, fixtures and office equipment	1,810	(329)	1,481
Motor vehicles	1,407	(457)	950
	45,434	(2,792)	42,642

	As at 31st December, 2001		
	Cost	Accumulated depreciation/ amortisation	Net book value
	HK$'000	*HK$'000*	*HK$'000*
Land use rights	6,560	(188)	6,372
Buildings	19,921	(2,035)	17,886
Plant and machinery	21,572	(2,882)	18,690
Furniture, fixtures and office equipment	2,066	(688)	1,378
Motor vehicles	1,490	(497)	993
	51,609	(6,290)	45,319

As at 31st December, 2001, the land use rights of two pieces of land in Zengcheng City, Guangzhou, the PRC, with an aggregated net book value of approximately HK$6,372,000 were pledged as security in respect of a short term bank loan of approximately RMB4,000,000 (equivalent to HK$3,738,000) granted to the Group (Section 4 note (f)).

(b) **Inventories**

	As at 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Raw materials	5,001	4,654	8,010
Work-in-progress	2,692	2,093	4,034
Finished goods	3,362	8,318	11,345
	11,055	15,065	23,389

As at the end of each of the Relevant Periods, no inventories were stated at net realisable value.

(c) **Trade receivables**

An age analysis of trade receivables is as follows:

	As at 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Within 30 days	10,069	4,357	5,742
31 days - 90 days	5,550	967	147
91 days - 180 days	309	56	54
181 days - 360 days	76	—	—
Trade receivables, net	16,004	5,380	5,943

(d) **Due from/to the directors**

Particulars of the amounts due from/to the directors, disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance, are as follows:

Amounts due from the directors

	As at 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Mr. Tse Kam Pang	—	—	1,840
Mr. Lam Toi	—	—	3,068
Ms. Lam Ning, Joanna	1,359	1,004	1,986
	1,359	1,004	6,894

The amounts due from the directors were unsecured, interest-free and were fully settled on 2nd April, 2002.

The maximum amounts outstanding during the year were as follows:

	Year ended 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Mr. Tse Kam Pang	—	—	1,840
Mr. Lam Toi	849	—	3,068
Ms. Lam Ning, Joanna	1,359	1,359	1,986

Amounts due to the directors - current

	As at 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Mr. Tse Kam Pang	2,524	1,971	—
Mr. Lam Toi	2,244	1,803	—
	4,768	3,774	—

Amounts due to the directors - non-current

	As at 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Mr. Tse Kam Pang	1,720	1,720	—
Mr. Lam Toi	1,720	1,720	—
	3,440	3,440	—

The amounts due to the directors were unsecured, interest-free and were fully paid in the year ended 31st December, 2001.

(e) **Cash and cash equivalents**

As at 31st December, 1999, 2000 and 2001, the cash and bank balance denominated in Renminbi ("RMB") amounted to approximately HK$565,000, HK$7,700,000 and HK$10,839,000, respectively. RMB is not freely convertible into foreign currencies. Under the PRC's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

(f) **Interest-bearing bank borrowings**

A short term bank loan of RMB4,000,000 (equivalent to HK$3,738,000) as at 31st December, 2001 is secured by two pieces of leasehold land located in Zengcheng City, Guangzhou, the PRC, carry an annual interest rate of 6.435% and is repayable within one year.

(g) **Trade payables**

An age analysis of trade payables is as follows:

	As at 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Outstanding balances with ages:			
Within 30 days	5,160	8,719	9,223
31 days - 90 days	3,490	5,722	9,826
91 days - 180 days	86	66	548
	8,736	14,507	19,597

(h) **Contingent liabilities**

At 31st December, 2001, the Group had no material contingent liabilities.

(i) **Commitments**

The Group leases certain of its office buildings under operating lease arrangements. Leases for office buildings are negotiated for terms of three years.

The Group had total future commitments under non-cancellable operating leases in respect of buildings to make payments as follows:

	As at 31st December,		
	2001	**2000**	**1999**
	HK$'000	*HK$'000*	*HK$'000*
Within one year	179	179	179
In the second to fifth years, inclusive	—	179	358
	179	358	537

(j) **Net tangible assets of the Company**

The Company was incorporated on 8th November, 2001. On the basis set out in Section 1 above, the net tangible assets of the Company as at 31st December, 2001 would have been HK$185,000, representing mainly its investments in the subsidiaries.

(k) **Distributable reserves**

As at 31st December, 2001, the Company did not have any reserves available for distribution to its shareholders.

5. STATEMENT OF MOVEMENTS IN EQUITY

The movements in the combined shareholders' equity of the Group for the Relevant Periods, prepared on the basis set out in Section 1 above, are as follows:

	Year ended 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Balance at 1st January	8,399	19,842	31,453
Net profit for the year	24,443	26,611	32,477
Dividends	(13,000)	(15,000)	(18,600)
Balance at 31st December	19,842	31,453	45,330

6. COMBINED CASH FLOW STATEMENTS

The following is a summary of the combined cash flow statements of the Group for the Relevant Periods, prepared on the basis set out in Section 1 above:

	Note	Year ended 31st December, 1999 HK$'000	2000 HK$'000	2001 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	(a)	27,047	48,569	28,572
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE				
Interest received		174	287	169
Interest paid		—	—	(102)
Dividends paid		(8,232)	(15,994)	(22,374)
Net cash outflow from returns on investments and servicing of finance		(8,058)	(15,707)	(22,307)
TAX		—	—	—
INVESTING ACTIVITIES				
Purchases of fixed assets		(14,701)	(28,496)	(6,931)
Net cash outflow from investing activities		(14,701)	(28,496)	(6,931)
FINANCING ACTIVITIES				
Other loans		—	—	3,738
Net cash inflow from financing activities		—	—	3,738
INCREASE IN CASH AND CASH EQUIVALENTS		4,288	4,366	3,072
Cash and cash equivalents at beginning of year		40	4,328	8,694
CASH AND CASH EQUIVALENTS AT END OF YEAR		4,328	8,694	11,766
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS				
Cash and bank balances		4,328	8,694	11,766

Notes:

(a) **Reconciliation of profit from operating activities to net cash inflow from operating activities**

	Year ended 31st December,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Profit from operating activities	27,918	31,326	37,717
Interest income	(174)	(287)	(169)
Depreciation	568	2,108	3,890
Amortisation of land use rights	—	62	126
Loss on disposal of fixed assets	—	500	238
Provision for doubtful debts	156	113	—
Provision for inventory obsolescence	—	908	210
Increase in inventories	(6,900)	(4,918)	(8,534)
Decrease/(increase) in trade receivables	(6,389)	10,511	(563)
Increase in prepayments, deposits and other receivables	(492)	(2,049)	(2,894)
Decrease/(increase) in amounts due from the directors	(510)	355	(9,664)
Increase in trade payables	5,878	5,771	5,090
Increase in other payables and accruals	7,469	4,169	3,125
Decrease in amounts due to the directors	(477)	—	—
Net cash inflow from operating activities	27,047	48,569	28,572

7. DIRECTORS' REMUNERATION

Save as disclosed herein, no remuneration has been paid or is payable to any of the directors of the Company in respect of the Relevant Periods referred to in this report by the Company, or any of the companies now comprising the Group. Under the arrangements currently in force, the estimated aggregate remuneration of directors of the Company for the year ending 31st December, 2002 will be approximately HK$7,036,000.

8. SUBSEQUENT EVENTS

On 2nd April, 2002, a special dividend of HK$10 million was declared by Chitaly, a subsidiary of the Company, and was subsequently paid to the shareholders of the Company whose names appeared on the register of members on 2nd April, 2002.

9. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company, or by any of the companies now comprising the Group, in respect of any period subsequent to 31st December, 2001.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

The following is the text of the letter together with the summary of values and the valuation certificate from Castores Magi Surveyors Limited, an independent property valuer in connection with their opinion of value of the property interests of the Group as at 28th February, 2002. The letter, summary of values and the valuation certificate are available for inspection as referred to in the section headed "Documents available for inspection" in Appendix 5 to this prospectus.

嘉漫測量師有限公司
CASTORES MAGI SURVEYORS LIMITED
REGISTERED PROFESSIONAL SURVEYORS
REAL ESTATE, MINERALS, MACHINERY & EQUIPMENT AND BUSINESS VALUERS

CASTORES
MAGI

Suites 402-3
Unicorn Trade Centre
131 Des Voeux Road Central
Hong Kong

2nd May, 2002

The Directors
Chitaly Holdings Limited
Units 2 & 3, 18th Floor
Metropole Square
No. 2 On Yiu Street
Shatin, New Territories
Hong Kong

Dear Sirs,

In accordance with your instructions to value the properties in which Chitaly Holdings Limited (the "Company") and its subsidiaries (together the "Group") have interests, we confirm that we have carried out inspections, made relevant enquiries, searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the relevant properties as at 28th February, 2002.

Our valuation of Property 1 in Group I is on the basis of depreciated replacement cost which is used for the valuation of specialised properties. It is a method of using net current replacement costs to arrive at the value to the undertaking in occupation of the property as existing at the valuation date.

In accordance with the Practice Statement of the RICS Appraisal and Valuation Manual issued by the Royal Institution of Chartered Surveyors ("RICS") and Standard 2 of the International Valuation Standards issued by The International Assets Valuation Standards

Committee, the buildings and structures of Property 1 in Group I belongs to the category of specialised, special purpose or specially designed property which, due to its specialised nature, has a utility restricted to particular uses or users, and is rarely, if ever, sold on the open market, except as part of a sale of the business in occupation. As there are no readily identifiable market sales comparables, the buildings and structures cannot be valued on the basis of open market value. They have therefore been valued on the basis of their depreciated replacement cost. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property appraised in accordance with current construction costs for similar property in the locality, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on comparable sales.

In valuing the property in the People's Republic of China (the "PRC"), we have complied with all the requirements contained in the Practice Note No. 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The current status of the property in Group I regarding major approvals, consents and licences required in the PRC is as follow:-

Document/Approval	Property 1 in Group I
State-owned Land Use Rights Certificate	Yes
Realty Title Certificate	Under Application

Our valuation of the property interest in Group II is on the basis of open market value which we would define as "an opinion of the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

Our valuation of the property interest has been made on the assumption that the owner sells the property on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any other similar arrangement which would serve to increase the value of the property.

We have not attributed any commercial value to the rented property in Group II due mainly to the prohibition against assignment or sub-letting or lack of substantial profit rents.

We have relied to a considerable extent on the information provided by the Group and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, occupation, letting, rentals, licences, site and floor areas and all other relevant matters.

We have been shown copies of various documents relating to the properties. However, we have not searched the original documents to verify any amendments which may not appear on the copies handed to us. Due to defects of the land registration system in the PRC, we are unable to search the original documents to verify the existing title of the property in Group I or any material encumbrances that might be attached to the property. However, we have made reference to the opinion given by the Group's legal advisers on PRC laws in respect of the Group's title to the property.

We have inspected the exterior and, where possible, the interior of the properties included in the attached valuation certificate, in respect of which we have been provided with such information as we have required for the purpose of our valuation. However, no structural survey has been made, but in the course of our inspection we did not note any serious defects. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out to any of the services.

No allowance has been made in our report for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

The scope of valuation has been determined with reference to the property list provided by the Group. All properties on the list have been included in the attached valuation certificate. The Group has confirmed to us that it has no property interests other than those specified on the list supplied to us.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought and received confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary amounts stated are in Hong Kong Dollars. The exchange rate adopted in our valuation of Property 1 in Group I is the exchange rate prevailing as at 28th February, 2002 being HK$1 = RMB1.06 and there has been no significant fluctuation in the exchange rate between the date of valuation and the date of this letter.

Our valuations are summarised below and the valuation certificate is attached.

Yours faithfully,
For and on behalf of
Castores Magi Surveyors Limited
Ernest Cheung Wah Fu
B.Sc. MRICS AHKIS RPS MCIArb

Note: Ernest Cheung Wah Fu is a Registered Professional Surveyor who has over 9 years of experience in valuing properties in Hong Kong and the PRC.

SUMMARY OF VALUES

Property	Capital value in existing state as at 28th February, 2002 *(HK$)*
Group I — Property held and occupied by the Group in the PRC	
1. Two adjoining parcels of land and various buildings and structures erected thereon located at Shi Jing Long, Ji Gang Village, Xin Cun Zhen, Zengcheng, Guangdong Province, the PRC.	51,000,000
Sub-Total:	51,000,000
Group II — Property rented by the Group in Hong Kong	
1. Units 2 & 3 on 18th Floor, Metropole Square, No. 2 On Yiu Street, Shatin, New Territories, Hong Kong.	No commercial value
Sub-Total:	Nil
Grand Total:	51,000,000

VALUATION CERTIFICATE

Group I — Property held and occupied by the Group in the PRC

	Property	Description and tenure	Particulars of Occupancy	Capital value in existing state as at 28th February, 2002 *(HK$)*
1.	Two adjoining parcels of land and various buildings and structures erected thereon located at Shi Jing Long, Ji Gang Village, Xin Cun Zhen, Zengcheng, Guangdong Province, the PRC.	The property comprises 26 various buildings and structures erected on 2 adjoining parcels of land having a total site area of approximately 75,208 sq.m. The buildings have a total gross floor area of approximately 35,820 sq.m. and were completed between 1999 and 2000. The property is subject to a land use term up to 29th December, 2048 (for the parcel of land having a site area of 15,204 sq.m.) and up to 24th December, 2048 (for the parcel of land having a site area of 60,004 sq.m.).	The property is currently occupied by the Group for production, storage, office and dormitory purposes.	51,000,000

Notes:

1. According to an agreement made between "廣州增城市仙村鎮經濟發展總公司" (Party A) and Hong Kong Royal Furniture Holding Limited (Party B) dated 26th April, 1999, Party A agreed to provide a parcel of land (having a site area of about 90 Chinese Mu) to Party B for construction purpose, and arrange the land use rights granting procedures so that Party B's proposed company could hold the land use rights of this parcel of land. Pursuant to this agreement, the premium is at RMB60,000 per Chinese Mu. Party B agreed to pay an enterprise management fee (企業管理費) of RMB80,000 per year. According to the legal opinion of the GFE Law Office dated 26th April, 2002, the agreement is legal, valid and enforceable. According to the Certificate dated 1st February, 2002 issued by 增城市國土資源和房屋管理局建設用地科, in respect of the two pieces of land located in 仙村鎮基尚石窿 (of area 60,004 sq.m. and 15,204 sq.m.), the premium of the issuance of the State-owned Land Use Rights Certificates have been fully paid.

2. According to a State-owned Land Use Rights Certificate — Zeng Guo Yong (2000) Zi Di C0300013 (國有土地使用証 — 增國用(2000)字第C0300013號) dated September 2000 issued by Zengcheng City People's Government (增城市人民政府), the land use rights of a parcel of land having a site area of 60,004 sq.m. was granted to Wanlibao (Guangzhou) Furniture Limited《萬利寶(廣州)家具有限公司》("Wanlibao") for a term up to 24th December, 2048 for industrial purpose.

3. According to a State-owned Land Use Rights Certificate — Zeng Guo Yong (2000) Zi Di C0300019 (國有土地使用証 — 增國用(2000)字第C0300019號) dated July 2000 issued by Zengcheng City People's Government (增城市人民政府), the land use rights of a parcel of land having a site area of 15,204 sq.m. was granted to Wanlibao for a term up to 29th December, 2048 for industrial purpose.

4. The land use rights mentioned in notes 2 and 3 above are subject to a pledge in favour of Bank of Communication Guangzhou Branch Economic & Technology Development District Sub-Branch (交通銀行廣州分行經濟技術開發區支行) to secure a loan of RMB4,000,000 granted to Wanlibao (see notes 5 and 6 below). This pledge is for a term commencing from 30th June, 2001 to 30th April, 2002. As confirmed by the Company, the pledge was discharged on 19th April, 2002.

5. According to a Land Miscellaneous Interest Certificate — Zeng Ta Xiang (2001) Zi Di No. 127 (土地他項權利証明書 — 增他項(2001)字第127號) dated 30th July, 2001 which was issued by the State Land Administration Bureau (國家土地管理局), the land use rights of a parcel of land having 60,004 sq.m. was pledged to Bank of Communication Guangzhou Branch Economic & Technology Development District Sub-Branch (交通銀行廣州分行經濟技術開發區支行) for a term commencing from 30th July, 2001 to 30th April, 2004. Since the pledge mentioned in note 4 above was discharged on 19th April, 2002, the Company shall proceed for the cancellation of this Land Miscellaneous Interest Certificate.

6. According to a Land Miscellaneous Interest Certificate — Zeng Ta Xiang (2001) Zi Di No. 128 (土地他項權利証明書 — 增他項(2001)字第128號) dated 30th July, 2001 which was issued by the State Land Administration Bureau (國家土地管理局), the land use rights of a parcel of land having 15,204 sq. m. was pledged to Bank of Communication Guangzhou Branch Economic & Technology Development District Sub-Branch (交通銀行廣州分行經濟技術開發區支行) for a term commencing from 30th July, 2001 to 30th April, 2004. Since the pledge mentioned in note 4 above was discharged on 19th April, 2002, the Company shall proceed for the cancellation of this Land Miscellaneous Interest Certificate.

7. According to the opinion provided by the Group's PRC legal advisers, the followings, inter alia, were noted:

   i. Wanlibao is the sole legal user of the land use rights of the land and the sole legal holder of the realty title of the buildings;

   ii. all permits, licences and consents for holding, occupying and using the property were obtained;

   iii. the land use rights were pledged to Bank of Communication and were registered with Zengcheng City State Land Bureau (增城市國土局). According to the requirement of Zeng Guo Tu Ya Zi No. (2000) 128 增國土押字第(2000)128號 and Zeng Guo Tu Ya Zi No. (2001) 127 增國土押字第(2001)127號, Wanlibao could not transfer the land use rights prior to the full settlement of the loan;

   iv. except the restriction stated in (iii) above, Wanlibao is free from restrictions to transfer, mortgage or let the property to any third parties; and

   v. subject to (iii) above, Wanlibao could transfer, let and mortgage the land use rights within the land use rights term.

Group II — Property rented by the Group in Hong Kong

	Property	Description and occupancy	Particulars of tenancy	Capital value in existing state as at 28th February, 2002 *(HK$)*
1.	Units 2 & 3 on 18th Floor, Metropole Square, No. 2 On Yiu Street, Shatin, New Territories, Hong Kong.	The property comprises 2 adjoining workshop units on the 18th Floor of a 27-storey industry building which was completed in about 1997. The property has a lettable area of about 1,529 sq.ft. (about 142 sq.m.). The property is currently occupied by the Group for research and development, showroom and ancillary office purposes.	The property is rented by the Group for a term of 3 years commencing from 18th December, 1999 to 17th December, 2002 at a monthly rent of HK$11,204 exclusive of rates, government rent, management fees, central air-conditioning charges and utility charges.	No commercial value

Note: The tenant is Hong Kong Royal Furniture Holding Limited, a wholly-owned subsidiary of the Company. The landlord of the property is an independent third party.

Set out below is a summary of certain provisions of the memorandum and articles of association of the Company and of certain aspects of the Companies Law.

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 8th November, 2001 under the Companies Law. The memorandum of association (the "Memorandum") and the articles of association (the "Articles") comprise its constitution.

1. MEMORANDUM OF ASSOCIATION

(a) The Memorandum states, inter alia, that the liability of members of the Company is limited to the amount, if any, for the time being unpaid on the Shares respectively held by them and that the objects for which the Company is established are unrestricted (including acting as an investment company), and that the Company shall have and be capable of exercising any and all of the powers at any time or from time to time exercisable by a natural person, irrespective of any question of corporate benefit, as provided in section 27(2) of the Companies Law and in view of the fact that the Company is an exempted company that the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

(b) The Company may by special resolution alter its Memorandum with respect to any objects, powers or other matters specified therein.

2. ARTICLES OF ASSOCIATION

The Articles were adopted on 26th April, 2002. The following is a summary of certain provisions of the Articles:

(a) Directors

(i) *Power to allot and issue shares and warrants*

Subject to the provisions of the Companies Law and the Memorandum and Articles and to any special rights conferred on the holders of any shares or class of shares, any share may be issued with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the Company may by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the board may determine). Subject to the Companies Law, the rules of any Designated Stock Exchange (as defined in the Articles) and the Memorandum and Articles, any share may be issued on terms that, at the option of the Company or the holder thereof, they are liable to be redeemed.

The board may issue warrants conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

Subject to the provisions of the Companies Law and the Articles and, where applicable, the rules of any Designated Stock Exchange (as defined in the Articles) and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all unissued shares in the Company shall be at the disposal of the board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it in its absolute discretion thinks fit, but so that no shares shall be issued at a discount.

Neither the Company nor the board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(ii) *Power to dispose of the assets of the Company or any subsidiary*

There are no specific provisions in the Articles relating to the disposal of the assets of the Company or any of its subsidiaries. The Directors may, however, exercise all powers and do all acts and things which may be exercised or done or approved by the Company and which are not required by the Articles or the Companies Law to be exercised or done by the Company in general meeting.

(iii) *Compensation or payments for loss of office*

Pursuant to the Articles, payments to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must be approved by the Company in general meeting.

(iv) *Loans and provision of security for loans to Directors*

There are provisions in the Articles prohibiting the making of loans to Directors.

(v) *Disclosure of interests in contracts with the Company or any of its subsidiaries.*

A Director may hold any other office or place of profit with the Company (except that of the auditor of the Company) in conjunction with his office of Director for such period and, subject to the Articles, upon such terms as the board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) in addition to any remuneration provided for by or pursuant to any other Articles. A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profits or other benefits received by him as a director, officer or member of, or from his interest in, such other company. Subject as otherwise provided by the Articles, the board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

Subject to the Companies Law and the Articles, no Director or proposed or intended Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or the fiduciary relationship thereby established. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case, at the first meeting of the board after he knows that he is or has become so interested.

A Director shall not vote (nor be counted in the quorum) on any resolution of the board in respect of any contract or arrangement or other proposal in which he is to his knowledge materially interested but this prohibition shall not apply to any of the following matters, namely:

(aa) any contract or arrangement for giving of any security or indemnity to the Director in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;

(bb) any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(cc) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(dd) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his interest in shares or debentures or other securities of the Company;

(ee) any contract or arrangement concerning any other company in which he is interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director together with any of his associates (as defined by the rules, where applicable, of any Designated Stock Exchange (as defined in the Articles)) is beneficially interested in 5 percent. or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest is derived); or

(ff) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to Directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(vi) *Remuneration*

The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the board may agree or, failing agreement, equally, except that any Director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The Directors shall also be entitled to be prepaid or repaid all travelling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties as Directors.

Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a Director. An executive Director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such remuneration (whether by way of salary, commission or participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the board may from time to time decide. Such remuneration may be either in addition to or in lieu of his remuneration as a Director.

The board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company's monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit with the Company or any of its subsidiaries) and ex-employees of the Company and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

(vii) *Retirement, appointment and removal*

At each annual general meeting, one third of the Directors for the time being (or if their number is not a multiple of three, then the number nearest to but not greater than one third) will retire from office by rotation provided that no Director holding office as chairman and/or managing director shall be subject to retirement by rotation, or be taken into account in determining the number of Directors to retire. The Directors to retire in every year will be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected Directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of Directors upon reaching any age limit.

The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the board or as an addition to the existing board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. Neither a Director nor an alternate Director is required to hold any shares in the Company by way of qualification.

A Director may be removed by a special resolution of the Company before the expiration of his period of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may by ordinary resolution appoint another in his place. Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two. There is no maximum number of Directors.

The office or director shall be vacated:

(aa) if he resigns his office by notice in writing delivered to the Company at the registered office of the Company for the time being or tendered at a meeting of the Board whereupon the Board resolves to accept such resignation;

(bb) becomes of unsound mind or dies;

(cc) if, without special leave, he is absent from meetings of the board (unless an alternate director appointed by him attends) for six (6) consecutive months, and the board resolves that his office is vacated;

(dd) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(ee) if he is prohibited from being a director by law;

(ff) if he ceases to be a director by virtue of any provision of law or is removed from office pursuant to the Articles.

The board may from time to time appoint one or more of its body to be managing director, joint managing director, or deputy managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the board may determine and the board may revoke or terminate any of such appointments. The board may delegate any of its powers, authorities and discretions to committees consisting of such Director or Directors and other persons as the board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may from time to time be imposed upon it by the board.

(viii) *Borrowing powers*

The board may exercise all the powers of the Company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Law, to issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(ix) *Proceedings of the Board*

The board may meet for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have an additional or casting vote.

(x) *Register of Directors and Officers*

The Companies Law and the Articles provide that the Company is required to maintain at its registered office a register of directors and officers which is not available for inspection by the public. A copy of such register must be filed with the Registrar of Companies in the Cayman Islands and any change must be notified to the Registrar within thirty (30) days of any change in such directors or officers.

(b) **Alterations to constitutional documents**

The Articles may be rescinded, altered or amended by the Company in general meeting by special resolution. The Articles state that a special resolution shall be required to alter the provisions of the Memorandum, to amend the Articles or to change the name of the Company.

(c) **Alteration of capital**

The Company may from time to time by ordinary resolution in accordance with the relevant provisions of the Companies Law:

(i) increase its capital by such sum, to be divided into shares of such amounts as the resolution shall prescribe;

(ii) consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(iii) divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares as the directors may determine;

(iv) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares;

(v) cancel any shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled.

The Company may subject to the provisions of the Companies Law reduce its share capital or share premium account or any capital redemption reserve or other undistributable reserve in any way by special resolution.

(d) **Variation of rights of existing shares or classes of shares**

Subject to the Companies Law, all or any of the special rights attached to the shares or any class of shares may (unless otherwise provided for by the terms of issue of that class) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of the Articles relating to general meetings will mutatis mutandis apply, but so that the necessary quorum (other than at an adjourned meeting) shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting two holders present in person or by proxy whatever the number of shares held by them shall be a quorum. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

(e) **Special resolution-majority required**

Pursuant to the Articles, a special resolution of the Company must be passed by a majority of not less than three-fourths of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one (21) clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case

of an annual general meeting, if it is so agreed by a majority in number of the members having a right to attend and vote at such meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right and, in the case of an annual general meeting, if so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one (21) clear days' notice has been given.

A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within fifteen (15) days of being passed.

An ordinary resolution is defined in the Articles to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles.

(f) **Voting rights (generally and on a poll) and right to demand a poll**

Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with the Articles, at any general meeting on a show of hands, every member who is present in person or by proxy or being a corporation, is present by its duly authorised representative shall have one vote and on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

At any general meeting a resolution put to the vote of the meeting is to be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the meeting or (ii) at least three members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy for the time being entitled to vote at the meeting or (iii) any member or members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting or (iv) a member or members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a recognised clearing house (or its nominee(s)) is a member of the Company it may authorise such person or persons as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

(g) **Requirements for annual general meetings**

An annual general meeting of the Company must be held in each year, other than the year of incorporation (within a period of not more than 15 months after the holding of the last preceding annual general meeting or a period of 18 months from the date of incorporation, unless a longer period would not infringe the rules of any Designated Stock Exchange (as defined in the Articles)) at such time and place as may be determined by the board.

(h) **Accounts and audit**

The board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Law or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

The accounting records shall be kept at the registered office or at such other place or places as the board decides and shall always be open to inspection by any Director. No member (other than a Director) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the board or the Company in general meeting.

A copy of every balance sheet and profit and loss account (including every document required by law to be annexed thereto) which is to be laid before the Company at its general meeting, together with a printed copy of the Directors' report and a copy of the auditors' report, shall not less than twenty-one (21) days before the date of the meeting be sent to every person entitled to receive notices of general meetings of the Company under the provisions the Articles. Subject to due compliance with the Companies Law and the rules of the Stock Exchange, and to obtaining all necessary consents, if any, required thereunder such requirements shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Companies Law and instead of such copies, a summary financial statement derived from the Company's annual financial statements and the directors' report thereon, which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise

entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

Auditors shall be appointed and the terms and tenure of such appointment and their duties at all times regulated in accordance with the provisions of the Articles. The remuneration of the auditors shall be fixed by the Company in general meeting or in such manner as the members may determine.

The financial statements of the Company shall be audited by the auditor in accordance with generally accepted auditing standards. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor shall be submitted to the members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the auditor should disclose this fact and name such country or jurisdiction.

(i) **Notices of meetings and business to be conducted thereat**

An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution shall (save as set out in sub-paragraph (e) above) be called by at least twenty-one (21) clear days' notice in writing, and any other extraordinary general meeting shall be called by at least fourteen (14) clear days' notice (in each case exclusive of the day on which the notice is served or deemed to be served and of the day for which it is given). The notice must specify the time and place of the meeting and, in the case of special business, the general nature of that business. In addition notice of every general meeting shall be given to all members of the Company other than such as, under the provisions of the Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the auditors for the time being of the Company.

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(i) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(aa) the declaration and sanctioning of dividends;

(bb) the consideration and adoption of the accounts and balance sheet and the reports of the directors and the auditors;

(cc) the election of directors in place of those retiring;

(dd) the appointment of auditors and other officers;

(ee) the fixing of the remuneration of the directors and of the auditors; and

(ff) the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20% in nominal value of its existing issued share capital.

(j) **Transfer of shares**

All transfers of shares may be effected by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange (as defined in the Articles) or in such other form as the board may approve and which may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the board may approve from time to time. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the board may dispense with the execution of the instrument of transfer by the transferee in any case in which it thinks fit, in its discretion, to do so and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof. The board may also resolve either generally or in any particular case, upon request by either the transferor or the transferee, to accept mechanically executed transfers.

The board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

Unless the board otherwise agrees, no shares on the principal register shall be transferred to any branch register nor may shares on any branch register be transferred to the principal register or any other branch register. All transfers and other documents of title shall be lodged for registration and registered, in the case of shares on a branch register, at the

relevant registration office and, in the case of shares on the principal register, at the registered office in the Cayman Islands or such other place at which the principal register is kept in accordance with the Companies Law.

The board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

The board may decline to recognise any instrument of transfer unless a fee of such maximum sum as any Designated Stock Exchange (as defined in the Articles) may determine to be payable or such lesser sum as the Directors may from time to time require is paid to the Company in respect thereof, the instrument of transfer, if applicable, is properly stamped, is in respect of only one class of share and is lodged at the relevant registration office or registered office or such other place at which the principal register is kept accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers may be suspended and the register closed on giving notice by advertisement in a relevant newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange (as defined in the Articles), at such times and for such periods as the board may determine and either generally or in respect of any class of shares. The register of members shall not be closed for periods exceeding in the whole thirty (30) days in any year.

(k) **Power for the Company to purchase its own shares**

The Company is empowered by the Companies Law and the Articles to purchase its own Shares subject to certain restrictions and the Board may only exercise this power on behalf of the Company subject to any applicable requirements imposed from time to time by any Designated Stock Exchange.

(l) **Power for any subsidiary of the Company to own shares in the Company**

There are no provisions in the Articles relating to ownership of shares in the Company by a subsidiary.

(m) **Dividends and other methods of distribution**

Subject to the Companies Law, the Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by the board.

The Articles provide dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide, (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid but no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share and (ii) all dividends shall be apportioned and paid pro rata according to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The Directors may deduct from any dividend or other monies payable to any member or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the board may further resolve either (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment, or (b) that shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the board may think fit. The Company may also upon the recommendation of the board by an ordinary resolution resolve in respect of any one particular dividend of the Company that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of the Company in respect of the shares at his address as appearing in the register or addressed to such person and at such addresses as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared the board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board and shall revert to the Company.

No dividend or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

(n) **Proxies**

Any member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a member of the Company and shall be entitled to exercise the same powers on behalf of a member who is an individual and for whom he acts as proxy as such member could exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a member which is a corporation and for which he acts as proxy as such member could exercise if it were an individual member. On a poll or on a show of hands, votes may be given either personally (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy.

(o) **Call on shares and forfeiture of shares**

Subject to the Articles and to the terms of allotment, the board may from time to time make such calls upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium). A call may be made payable either in one lump sum or by installments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as the board may agree to accept from the day appointed for the payment thereof to the time of actual payment, but the board may waive payment of such interest wholly or in part. The board may, if it thinks fit, receive from any member willing to advance the same, either in money or money's worth, all or any part of the monies uncalled and unpaid or installments payable upon any shares held by him, and upon all or any of the monies so advanced the Company may pay interest at such rate (if any) as the board may decide.

If a member fails to pay any call on the day appointed for payment thereof, the board may serve not less than fourteen (14) clear days' notice on him requiring payment of so much of the call as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment and stating that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the board shall in its discretion so require) interest thereon from the date of forfeiture until the date of actual payment at such rate not exceeding 20% per annum as the board determines.

(p) Inspection of register of members

Pursuant to the Articles the register and branch register of members shall be open to inspection for at least two (2) hours on every business day by members without charge, or by any other person upon a maximum payment of HK$2.50 dollars, at the registered office or such other place in the Cayman Islands at which the register is kept in accordance with the Companies Law or, upon a maximum payment of HK$1.00 or such lesser sum specified by the board, at the Registration Office (as defined in the Articles), unless the register is closed in accordance with the Articles.

(q) Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman.

Save as otherwise provided by the Articles the quorum for a general meeting shall be two members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights the necessary quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class.

A corporation being a member shall be deemed for the purpose of the Articles to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

(r) Rights of the minorities in relation to fraud or oppression

There are no provisions in the Articles relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under Cayman law, as summarised in paragraph 4(e) of this Appendix.

(s) **Procedures on liquidation**

A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Companies Law divide among the members in specie or kind the whole or any part of the assets of the Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(t) **Untraceable members**

Pursuant to the Articles, the Company may sell any of the shares of a member who is untraceable if (i) all cheques or warrants (being not less than three in total number) for any sum payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) upon the expiry of the 12-year period, the Company has not during that time received any indication of the existence of the member; and (iii) the Company has caused an advertisement to be published in accordance with the rules of the Designated Stock Exchange (as defined in the Articles) giving notice of its intention to sell such shares and a period of three months, or such shorter period as may be permitted by the Designated Stock Exchange (as defined in the Articles), has elapsed since such advertisement and the Designated Stock Exchange (as defined in the Articles) has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds, it shall become indebted to the former member of the Company for an amount equal to such net proceeds.

(u) **Subscription rights reserve**

The Articles provide that to the extent that it is not prohibited by and is in compliance with the Companies Law, if warrants to subscribe for shares have been issued by the

Company and the Company does any act or engages in any transaction which would result in the subscription price of such warrants being reduced below the par value of a share, a subscription rights reserve shall be established and applied in paying up the difference between the subscription price and the par value of a share on any exercise of the warrants.

3. CAYMAN ISLANDS COMPANY LAW

The Company is incorporated in the Cayman Islands subject to the Companies Law and, therefore, operates subject to Cayman law. Set out below is a summary of certain provisions of Cayman company law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of Cayman company law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar:

(a) Operations

As an exempted company, the Company's operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorised share capital.

(b) Share capital

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the "share premium account". At the option of a company, these provisions may not apply to premiums or shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) in the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law); (d) writing-off the preliminary expenses of the company; (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course business.

The Companies Law provides that, subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

The Articles includes certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

(c) **Financial assistance to purchase shares of a company or its holding company**

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries or any subsidiary of such holding company in order that they may buy Shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of Shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

(d) **Purchase of shares and warrants by a company and its subsidiaries**

Subject to the provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner or purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company's memorandum or articles of association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its memorandum of association to buy and sell and deal in personal property of all kinds. .

Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

(e) Dividends and distributions

With the exception of section 34 of the Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see paragraph 2(m), above for further details).

(f) Protection of minorities

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the court shall direct.

Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the Company's memorandum and articles of association.

(g) **Management**

The Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(h) **Accounting and auditing requirements**

A company shall cause proper records of accounts to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company and (iii) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

(i) **Exchange control**

There are no exchange control regulations or currency restrictions in the Cayman Islands.

(j) **Taxation**

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from 4th December, 2001.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

(k) **Stamp duty on transfers**

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

(l) **Loans to directors**

There is no express provision in the Companies Law prohibiting the making of loans by a company to any of its directors.

(m) **Inspection of corporate records**

Members of the Company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Company's Articles.

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as the directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

(n) **Winding up**

A company may be wound up by either an order of the court or by a special resolution of its members. The court also has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable that such company be wound up.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its memorandum expires, or the event occurs on the occurrence of which the memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above. Upon the appointment of a liquidator, the responsibility for the company's affairs rests entirely in his hands and no future executive action may be carried out without his approval.

A company is placed in liquidation either by an order of the court or by a special resolution of its members. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and discharge the company's liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

In the case of a members' voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice or otherwise as the Registrar of Companies may direct.

For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidator; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorised to be done by the official liquidator is to be done by all or any one or more of given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court.

(o) **Reconstructions**

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75% in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Courts. Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of their shares) ordinarily available, for example, to dissenting shareholders of a US corporation.

(p) **Take-overs**

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court of the Cayman Island within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

(q) **Indemnification**

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

4. GENERAL

Conyers Dill & Pearman, Cayman, the Company's special legal counsel on Cayman Islands law, have sent to the Company a letter of advice summarising certain aspects of Cayman Islands company law. This letter, together with a copy of the Companies Law, is available for inspection as referred to in the section headed "Documents available for inspection" in Appendix 5. Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he is more familiar is recommended to seek independent legal advice.

FURTHER INFORMATION ABOUT THE COMPANY

1. Incorporation

The Company was incorporated in the Cayman Islands under the Companies Law as an exempted company with limited liability on 8th November, 2001. The Company has established a principal place of business in Hong Kong at Units 2 & 3, 18th Floor, Metropole Square, 2 On Yiu Street, Shatin, Hong Kong and has been registered as an oversea company in Hong Kong under Part XI of the Companies Ordinance on 13th December, 2001. Mr. Tse Kam Pang of House No.93, Royal Castle, 23 Pik Sha Road, Clear Water Bay, New Territories, Hong Kong and Mr. Chan Wing Kit of Flat E, 6th Floor, Block 3, Site 2, Whampoa Garden, Hung Hom, Kowloon, Hong Kong have been appointed as the authorised representatives of the Company for the acceptance of service of process and notices on behalf of the Company in Hong Kong. As the Company is incorporated in the Cayman Islands, it operates subject to the Companies Law and to its constitution which comprises a memorandum and articles of association. A summary of various provisions of its constitution and relevant aspects of the Companies Law is set out in Appendix 3 to this prospectus.

2. Changes in share capital of the Company

At the date of incorporation of the Company, its authorised share capital was HK$100,000 divided into 1,000,000 Shares of HK$0.10 each. On 13th November, 2001, one Share was allotted and issued nil paid to Codan Trust Company (Cayman) Limited. On the same date, Codan Trust Company (Cayman) Limited transferred the one Share to Crisana and 499,999 Shares were allotted and issued by the Company nil paid to Crisana and 500,000 Shares were allotted and issued by the Company nil paid to Silver Wave.

Pursuant to resolutions in writing of all shareholders of the Company passed on 15th December, 2001, the authorised share capital of the Company was increased to HK$200,000,000 by the creation of a further 1,999,000,000 Shares, among which, 1,000,000 Shares were on that date allotted and issued, credited as fully paid as described in paragraph 4(e) below.

On 15th December, 2001, pursuant to the corporate reorganisation as mentioned in the paragraph headed "Corporate reorganisation" below, Crisana and Silver Wave transferred their respective equity interests in Chitaly BVI (which, together, constitute the entire issued share capital of Chitaly BVI) to the Company in consideration for which the Company (i) credited as fully paid at par the 500,000 Shares issued nil paid and held by Crisana; (ii) credited as fully paid at par the 500,000 Shares issued nil paid and held by Silver Wave; and (iii) allotted and issued, credited as fully paid, 1,000,000 new Shares as to 500,000 Shares to Crisana and as to 500,000 Shares to Silver Wave. Immediately following such transfer to equity interests in Chitaly BVI, the Company then became owned as to 50% by Crisana and 50% by Silver Wave respectively.

Assuming that the Share Offer becomes unconditional, the Capitalisation Issue was completed and the Offer Shares are issued but taking no account of any Shares which may be issued upon the exercise of the options granted under the Share Option Scheme, the authorised

share capital of the Company will be HK$200,000,000 divided into 2,000,000,000 Shares and the issued share capital of the Company will be HK$23,000,000 divided into 230,000,000 Shares fully paid or credited as fully paid, with 1,770,000,000 Shares remaining unissued. Other than pursuant to the exercise of any options which may be granted under the Share Option Scheme, there is no present intention to issue any part of the authorised but unissued share capital of the Company and, without the prior approval of the shareholders of the Company in general meeting, no issue of Shares will be made which would effectively alter the control of the Company.

Save as disclosed herein and as mentioned in the following paragraphs respectively headed "Resolutions of all the shareholders of the Company passed on 26th April, 2002" and "Corporate reorganisation" below, there has been no alteration in the share capital of the Company since the date of its incorporation.

3. **Resolutions of all the shareholders of the Company passed on 26th April, 2002**

On 26th April, 2002, resolutions of all the shareholders of the Company were passed pursuant to which, inter alia:

(a) the Company approved and adopted its existing articles of association;

(b) conditional on the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares in issue or to be issued as mentioned in this prospectus and the obligations of the Underwriters under the Placing and Underwriting Agreement being unconditional and not being terminated in accordance with the terms of the Placing and Underwriting Agreement or otherwise, in each case, on or before 1st June, 2002 (or such later date as Kingston on behalf of the Underwriters may agree):

(i) the Share Offer was approved and the Directors were authorised to allot and issue the Offer Shares pursuant to the Share Offer;

(ii) conditional further upon the Listing Committee of the Stock Exchange granting approval to the listing of, and permission to deal in, the Shares to be issued pursuant to the Share Option Scheme, the principal terms of which are set out in the paragraph headed "Share Option Scheme" in this Appendix, the rules of the Share Option Scheme were approved and adopted and the Directors were authorised to implement the same, to grant options thereunder and to allot and issue Shares pursuant to the exercise of any options which may be granted under the Share Option Scheme;

(iii) conditional further on the share premium account of the Company being credited as a result of the Share Offer, the Directors were authorised to capitalise HK$18,775,000 standing to the credit of the share premium account of the Company by applying such sum in paying up in full at par 187,750,000 Shares for allotment and issue to Shareholders on the register of members of the Company at the close of business on 26th April, 2002, (or as they may direct) in proportion (as nearly as possible without involving fractions) to their then respective existing holdings;

(c) a general unconditional mandate was given to the Directors to allot, issue and deal with (otherwise than by way of rights issues, scrip dividend schemes or similar arrangements providing for the allotment and issue of Shares in lieu of whole or part of a dividend in accordance with the articles of association of the Company or pursuant to the exercise of any subscription or conversion rights attaching to any warrants or any securities which are convertible into Shares or in issue prior to the date of the passing of the relevant resolution or pursuant to the exercise of options granted under the Share Option Scheme or under the Share Offer or the Capitalisation Issue), on behalf of the Company, Shares with an aggregate nominal value not exceeding the sum of 20% of the aggregate nominal amount of the share capital of the Company in issue and to be issued as mentioned herein, such mandate to remain in effect until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or its articles of association to be held; or

(iii) the passing of an ordinary resolution of the Shareholders in general meeting revoking, varying or renewing such mandate;

(d) a general unconditional mandate was given to the Directors to exercise all the powers for and on behalf of the Company to purchase on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the SFC and the Stock Exchange, for this purpose, Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue and to be issued as mentioned herein, such mandate to remain in effect until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or its articles of association to be held; or

(iii) the passing of an ordinary resolution of the Shareholders in general meeting revoking, varying or renewing such mandate; and

(e) the extension of the unconditional general mandate mentioned in paragraph (c) above to include the aggregate nominal amount of the share capital of the Company repurchased by the Company pursuant to the mandate to repurchase Shares referred to in paragraph (d) above provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue and to be issued as mentioned herein was approved.

4. Corporate reorganisation

In preparing the listing of the Shares on the Stock Exchange, the companies comprising the Group underwent a reorganisation to rationalise the corporate structure of the Group and the Company became the ultimate holding company of the Group. The corporate reorganisation involves the following:

(a) On 8th November, 2001, the Company was incorporated in the Cayman Islands;

(b) Chitaly BVI was incorporated on 15th October, 2001 in the BVI, with Mr. Lam Toi and Mr. Tse Kam Pang each holding one share. On 15th December, 2001, each of Mr. Lam Toi and Mr. Tse Kam Pang transferred one share in Chitaly BVI to Crisana and Silver Wave respectively at a cash consideration of US$1 for each share;

(c) On 15th December, 2001, Crisana and Mr. Lam Toi entered into an agreement with Chitaly BVI whereby Crisana and Mr. Lam Toi transferred, on the same date, their respective equity interests in Royal HK (together being the entire issued share capital of Royal HK) to Chitaly BVI in consideration for which Chitaly BVI allotted and issued one share, credited as fully paid at par, to Crisana and one share, credited as fully paid at par, at the direction of Mr. Lam Toi, to Silver Wave respectively;

(d) On 15th December, 2001, Crisana and Mr. Lam Toi entered into an agreement with Chitaly BVI whereby Crisana and Mr. Lam Toi transferred, on the same date, their respective equity interests in Chitaly HK (together being the entire issued share capital of Chitaly HK) to Chitaly BVI in consideration for which Chitaly BVI allotted and issued 498 shares, credited as fully paid at par, to Crisana and 498 shares, credited as fully paid at par, at the direction of Mr. Lam Toi, to Silver Wave respectively;

(e) On 15th December, 2001, the Company acquired the entire issued share capital of Chitaly BVI from Crisana and Silver Wave in consideration for which the Company (i) allotted and issued, credited as fully paid, 1,000,000 new Shares as to 500,000 Shares to Crisana and as to 500,000 Shares to Silver Wave and (ii) credited as fully paid the 1,000,000 Shares issued nil paid and held by Crisana and Silver Wave, as mentioned in the paragraph headed "Changes in share capital of the Company" above.

5. **Changes in share capital of subsidiaries of the Company**

The subsidiaries of the Company are referred to in the accountants' report, the text of which is set out in Appendix 1 to this prospectus.

Pursuant to the approval document 增外經業字 [2000] 075號 dated 13th July, 2000 issued by Zengcheng City Foreign Economic and Trade Bureau, Wanlibao increased its registered capital from US$3,700,000 to US$5,700,000 and its total investment from US$3,700,000 to US$6,300,000.

Save as disclosed in this prospectus and except as referred to in the paragraph headed "Corporate Reorganisation" above, there has been no alteration in the share capital of any subsidiary of the Company within two years immediately preceding the date of this prospectus.

6. **Repurchase by the Company of its own Shares**

This section includes information required by the Stock Exchange to be included in this prospectus concerning the repurchase by the Company of its own securities.

(a) *Provisions of the Listing Rules*

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(i) Shareholders' approval

All proposed repurchases of securities (which must be fully paid up) by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of the shareholders, either by way of general mandate or specific approval in relation to a particular transaction.

Note: Pursuant to a resolution passed by all the shareholders of the Company on 26th April, 2002, a general unconditional mandate (the "Repurchase Mandate") was granted to the Directors authorising the repurchase by the Company on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the SFC and the Stock Exchange, for this purpose, Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue and to be issued as mentioned herein at any time until the conclusion of the next annual general meeting of the Company, the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or its articles of association to be held or the passing of an ordinary resolution of the Shareholders in a general meeting revoking, varying or renewing such mandate, whichever is the earliest.

(ii) Source of funds

Any repurchase by a company may only be funded out of funds legally available for such purposes in accordance with its memorandum and articles of association and the applicable laws of the Cayman Islands. A company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

(b) *Reasons for repurchases*

The Directors believe that it is in the best interest of the Company and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or its its earnings per Share and/or may lessen the dilution effect on exercise of the subscription rights attaching to any warrants issued by the Company.

(c) *Funding of repurchases*

Repurchase pursuant to the Repurchase Mandate would be financed out of funds of the Group legally available for such purpose in accordance with its memorandum and articles of association, the Listing Rules and the applicable laws of the Cayman Islands.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Group or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Group.

(d) *Disclosure of interests*

None of the Directors and, to the best of their knowledge, having made all reasonable enquires, none of their respective associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is exercised.

(e) *Directors' undertaking*

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

(f) *Takeovers Code consequences*

If as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Code"). As a result, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of the shareholder's interest but subject to the latitude provided by the 2% creeper provision under Rule 26 of the Code, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Code. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Code as a consequence of any repurchases made pursuant to the Repurchase Mandate immediately after the listing of Shares on the Stock Exchange.

FURTHER INFORMATION ABOUT THE BUSINESS

1. Summary of material contracts

The following contracts (not being contracts in the ordinary course of business) have been entered into by the Company or any of its subsidiaries within the two years immediately preceding the date of this prospectus and are or may be material:

(i) a loan agreement dated 29th June, 2001 entered into between Bank of Communications Guangzhou Branch and Wanlibao pursuant to which Wanlibao has obtained a loan of RMB4,000,000;

(ii) a mortgage agreement dated 29th June, 2001 entered into between Bank of Communications Guangzhou Branch and Wanlibao pursuant to which Wanlibao has mortgaged its land use rights over Wanlibao's premises as security for the loan mentioned in the loan agreement referred to in paragraph 1(i) above;

(iii) an assignment dated 4th December, 2001 entered into between Mr. Tse Kam Pang and Knollwood Limited pursuant to which Mr. Tse Kam Pang transferred two trademarks "Royal" and "BIESSE" to Knollwood Limited at a consideration of HK$1;

(iv) an agreement dated 15th December, 2001 entered into between Chitaly BVI, Crisana and Mr. Lam Toi pursuant to which Chitaly BVI acquired the entire issued share capital of Royal HK in consideration for which Chitaly BVI allotted and issued one share credited as fully paid at par, to Crisana and one share credited as fully paid at par, at the direction of Mr. Lam Toi, to Silver Wave respectively;

(v) an agreement dated 15th December, 2001 entered into between Chitaly BVI, Crisana and Mr. Lam Toi pursuant to which Chitaly BVI acquired the entire issued share capital of Chitaly HK in consideration for which Chitaly BVI allotted and issued 498 shares credited as fully paid at par, to Crisana and 498 shares credited as fully paid at par, at the direction of Mr. Lam Toi, to Silver Wave respectively;

(vi) an agreement dated 15th December, 2001 entered into between the Company, Crisana and Silver Wave pursuant to which the Company acquired the entire issued share capital of Chitaly BVI in consideration for which (i) 500,000 Shares were issued nil paid and held by each of Crisana and Silver Wave respectively and credited by the Company as fully paid; (ii) 1,000,000 new Shares were allotted and issued by the Company, credited as fully paid, as to 500,000 Shares to Crisana and as to 500,000 Shares to Silver Wave;

(vii) the Placing and Underwriting Agreement; and

(viii) a deed of indemnity dated 30th April, 2002 given by Crisana, Silver Wave, Mr. Tse Kam Pang and Mr. Lam Toi in favour of the Group containing the indemnities as referred to in the paragraph headed "Estate duty, tax and other indemnities" in the section headed "Other Information" in this Appendix.

2. **Intellectual property rights of the Group**

As at the Latest Practicable Date, the Group owns the following registered trademarks:

Trademark	Place of Application	Class	Products covered	Period of validity/ Registration Date	Registration No.
BIESSE 1933	Hong Kong	20	Wooden, plastic, and metal office and home furniture and ornament	7 years commencing on 10th May, 1999	02052/2001
Royal	Hong Kong	20	Wooden, plastic, and metal office and home furniture and ornament	7 years commencing on 10th May, 1999	B02051/2001
	The PRC	20	Furniture, office furniture, non-metal boxes, plastic holders for electric cables and wiring, bamboo or wood craft products, soft wood craft products, non-metal parts for furniture, cushion, plastic wheels for curtains	10 years commencing on 14th May, 2001	1569628
Jackson	The PRC	20	Furniture, office furniture, non-metal boxes, plastic holders for electric cables and wiring, mirror (glass mirror), bamboo or wood craft products, soft wood craft products, non-metal parts for furniture, cushion, plastic wheels for curtains	10 years commencing on 21st February, 2001	1525806

Trademark	Place of Application	Class	Products covered	Period of validity/ Registration Date	Registration No.
Sunny Saddel	The PRC	20	Furniture, office furniture, non-metal boxes, plastic holders for electric cables and wiring, mirror (glass mirror), bamboo or wood craft products, soft wood craft products, cushion, non-metal parts for furniture, plastic wheels for curtains	10 years commencing on 14th February, 2001	1520933
Roland	The PRC	20	Furniture, office furniture, non-metal boxes, plastic holders for electric cables and wiring, mirror (glass mirror), bamboo or wood craft products, cushion, non-metal parts for furniture, plastic wheels for curtains	10 years commencing on 14th February, 2001	1520935
Sally Shalf	The PRC	20	Furniture, office furniture, non-metal boxes, plastic holders for electric cables and wiring, mirror (glass mirror), bamboo or wood craft products, soft wood craft products, cushion, non-metal parts for furniture, plastic wheels for curtains	10 years commencing on 14th February, 2001	1520932

Trademark	Place of Application	Class	Products covered	Period of validity/ Registration Date	Registration No.
ELYSEES	The PRC	20	Furniture, office furniture, non-metal boxes, plastic holders for electric cables and wiring, mirror (glass mirror), bamboo or wood craft products, soft wood craft products, cushion, non-metal parts for furniture, plastic wheels for curtains	10 years commencing on 14th February, 2001	1520936
RUBICUS	The PRC	20	Furniture, office furniture, non-metal boxes, plastic holders for electric cables and wiring, mirror (glass mirror), bamboo or wood craft products, soft wood craft products, non-metal parts for furniture, cushion, plastic wheels for curtains	10 years commencing on 14th February, 2001	1520934
斯 特 芳 斯	The PRC	20	Furniture, office furniture, non-metal boxes, plastic holders for electric cables and wiring, mirror, bamboo or wood craft products, soft wood craft products, non-metal parts for furniture, cushion, plastic wheels for curtains	10 years commencing on 28th March, 2001	1545082

As at the Latest Practicable Date, the Group had applied for the registration of the following trademarks, the registration of which has not yet been granted:

Trademark	Place of Application	Class	Products covered	Application Date	Application No.
皇朝	The PRC	20	Desks (furniture), office furniture, furniture, tables, mattresses (bed mattresses), beds, clothing closets (wardrobes), couches	21st January, 2002	TA02003904
	Hong Kong	20	Wooden, plastic, metal office and home furniture and ornament, non-metal boxes, plastic holders for electric cables and wiring; mirror (glass mirror), bamboo or wood craft products, soft wood craft products, non-metal parts for furniture, cushion, plastic wheels for curtains	26th April, 2002	200205905
	Hong Kong	35	Retailing, wholesaling and distribution services relating to wooden, plastic, metal office and home furniture and ornament, non-metal boxes, plastic holders for electric cables and wiring; mirror (glass mirror), bamboo or wood craft products, soft wood craft products, non-metal parts for furniture, cushion, plastic wheels for curtains	26th April, 2002	200205906

As at the Latest Practicable Date, the Group is the owner of 21 product designs, the nature of which includes beds, headboards and furniture accessories designs. Some of such product designs were formally owned by two Directors prior to being transferred to the Group at nominal consideration. The applications for registration of the product designs were made in 1999 to 2001 and the term of each registration is for 10 years from the date of application. The Group also applied for the registration of 14 product designs including beds and cabinets designs in the PRC in March 2002, the registration of which has not yet been granted. Save as aforesaid, there are no other trade or service marks, patents, other intellectual or industrial property rights which are material in relation to the Group's business.

3. Further information about the Group's PRC establishment

The Group has established Wanlibao, a wholly foreign-owned enterprise in the PRC. The corporate information of Wanlibao is as follows:

Wanlibao

Nature of the company:	wholly foreign-owned enterprise
Holding company:	Chitaly HK
Total investment:	US$6,300,000
Registered capital:	US$5,700,000
Attributable interest of the Company:	100%
Term of operation:	30 years commencing from 9th July, 1999
Scope of business:	Manufacture, processing and sale of all kinds of furniture, office furniture and accessory products

The board of directors of Wanlibao consists of 3 directors, one of whom being the chairman and another of whom being the vice-chairman.

Upon the establishment of Wanlibao, the value of each of its total investment and registered capital was US$3,700,000. Pursuant to the approval document 增外經業字 [2000] 075號 dated 13th July, 2000 issued by Zhangcheng City Foreign Economic and Trade Bureau, the total investment and registered capital of Wanlibao were increased to US$6,300,000 and US$5,700,000 respectively.

FURTHER INFORMATION ABOUT DIRECTORS, MANAGEMENT AND STAFF

1. Disclosure of interests

Immediately following completion of the Capitalisation Issue and the Share Offer, the following directors and chief executive have the following interests in the equity or debt securities of the company or any associated corporations (within the meaning of the SDI Ordinance) which will have to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are taken or deemed to have under section 31 of,

or Part I of the Schedule to, the SDI Ordinance) once the Shares are listed, or which will be required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein once the Shares are listed, or which will be required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange once the Shares are listed:

The Company

Name of Directors	No. of Shares	Nature of Interests	Percentage of equity interest
Mr. Tse Kam Pang *(Note 1)*	86,250,000	Corporate	37.5%
Mr. Lam Toi *(Note 2)*	86,250,000	Corporate	37.5%

Notes:

1. The registered owner of these Shares is Crisana.

2. The registered owner of these Shares is Silver Wave.

So far as the Directors are aware, and taking no account of Shares which may be taken up under the Share Offer, the following persons (not being Directors or chief executive of the Company) will, immediately following the completion of the Capitalisation Issue and the Share Offer, be directly or indirectly interested in 10% or more of the voting power at general meetings of members of the Group:

Name	Number of Shares Direct interest	Indirect interest	Percentage of equity interest
Crisana *(Note 3)*	86,250,000	nil	37.5%
Silver Wave *(Note 4)*	86,250,000	nil	37.5%

Notes:

3. The shares of Crisana are beneficially owned by Mr. Tse Kam Pang.

4. The shares of Silver Wave are beneficially owned by Mr. Lam Toi.

2. Particulars of Directors' service contracts

Each of Mr. Tse Kam Pang, Mr. Lam Toi and Ms. Lam Ning, Joanna has entered into service contracts with the Company and a member of the Group each for an initial term of 2 years commencing from 1st May, 2002, and which may be terminated by either party thereto giving to the other not less than 2 months' prior notice in writing, which notice period shall not expire at any time during the first year.

Under the above service contracts, the remuneration payable to each of the executive Directors may, subject to the discretion of the Directors, be increased by not more than 15% per annum and under the service contracts with the Company they will each be entitled to a discretionary bonus provided that the total amount of bonuses payable to all the Directors for such year shall not exceed 5% of the audited consolidated net profit after tax and minority interests and payment of such bonuses but before extraordinary and exceptional items of the Group (the "Profit"). Each executive Director will abstain from voting and not be counted in the quorum in respect of any resolution proposed at any meeting of the Directors regarding the amount of annual salary, discretionary bonus and other allowance available to himself.

The total basic annual salaries of the executive Directors under the above service contracts are as follows:

	HK$
Mr. Tse Kam Pang	2,639,000
Mr. Lam Toi	2,600,000
Ms. Lam Ning, Joanna	637,000

Each of the executive Directors will also be entitled to all reasonable out-of-pocket expenses and medical expenses.

Each of Mr. Tsao Kwang Yung, Peter and Mr. Ma Gary Ming Fai, the independent non-executive Directors, is entitled to an annual director's fee of HK$240,000 under his appointment letter for an initial term of 2 years commencing from 26th April, 2002. The Company will indemnify each independent non-executive Director against any losses and liabilities which may reasonably and properly be suffered by him as a result of or in connection with his appointment by the Company.

Save as disclosed above, none of the Directors has entered into any service agreements with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

3. **Directors' remuneration**

During the year ended 31st December, 2001, the aggregate of the remuneration paid and benefits in kind granted to the Directors by the Group was about HK$9,281,000.

Under the present arrangements, the estimated aggregate of the remuneration paid or payable to the Directors for the year ending 31st December, 2002 pursuant to the service contracts mentioned in paragraph 2 above will be approximately HK$7,036,000.

4. **Agency fees or commissions received**

The Underwriters will receive a commission as described in the paragraph headed "Commission" in the section headed "Underwriting" in this prospectus. Kingston will receive a documentation fee in relation to the Share Offer.

Save as disclosed above, none of the Directors, the promoters of the Company or the experts named in the subsection headed "Consents of experts" in this Appendix had received any agency fee or commission from the Group within the two years immediately preceding the date of this prospectus.

5. **Related party transactions**

Save as disclosed in note (h) to the section headed "Combined Results" in the accountants' report set out in Appendix 1 to this prospectus and other parts of this prospectus, the Group has not engaged in any dealings with the Directors and their associates during the two years immediately preceding the date of this prospectus.

6. **Disclaimers**

Save as disclosed in this prospectus:

(a) none of the Directors or chief executive of the Company has any interest in the equity or debt securities of the Company or any of its associated corporation (within the meaning of the SDI Ordinance which will have to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which he will take or be deemed to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) once the Shares are listed, or which will be required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein once the Shares are listed, or, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange once the Shares are listed;

(b) none of the Directors or experts referred to in the subsection headed "Consents of experts" in the section headed "Other Information" in this Appendix has any direct or indirect interest in the promotion of the Company, or in any assets which have within the two years immediately preceding the date of this prospectus been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(c) none of the Directors or experts referred to in the subsection headed "Consents of experts" in the section headed "Other Information" in this Appendix is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to the business of the Group taken as a whole;

(d) none of the Directors has any existing or proposed service contracts with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation);

(e) taking no account of any Shares which may be taken up under the Share Offer, the Directors are not aware of any person (not being a Director or chief executive of the

Company) who will, immediately following completion of the Capitalisation Issue and the Share Offer, be interested, directly or indirectly, in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group;

(f) none of the experts referred to in the subsection headed "Consents of experts" in the section headed "Other Information" in this Appendix has any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group save as contemplated under the Placing and Underwriting Agreement and none of such experts is an officer or employee of any member of the Group; and

(g) none of the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issue share capital) has any interest in the Group's five largest suppliers and five largest customers.

SHARE OPTION SCHEME

1. Summary of terms

The following is a summary of the principal terms of the Share Option Scheme conditionally approved and adopted by a resolution passed by all shareholders of the Company on 26th April, 2002:

(a) *Purpose*

The Share Option Scheme is a share incentive scheme and is established to recognise the contributions made by participants to the scheme.

(b) *Who may join*

The board of Directors (the "Board") may, at its discretion, offer employees, including the executive and non-executive Directors, office advisers and consultants of the Group, options to subscribe for such number of new Shares as the Board may determine at an exercise price determined in accordance with paragraph (f) below. Upon acceptance of the option, the grantee shall pay HK$1.00 to the Group by way of consideration for the grant.

(c) *Maximum number of Shares*

(i) Subject to (ii) and (iii) below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Group must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the Share Option Scheme. Options lapsed in accordance with the terms of the Share Option Scheme and any other schemes of the Group will not be counted for the purpose of calculating the 10% limit.

(ii) The Group may seek approval of its shareholders in general meeting for "refreshing" the 10% limit under (i) above. However, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Group under the limit as "refreshed" must not exceed 10% of the Shares in issue as at the date of approval of the limit. Options previously granted under the Share Option Scheme and any other schemes of the Group (including those outstanding, cancelled, lapsed in accordance with the Share Option Scheme or exercised options) will not be counted for the purpose of calculating the limit as "refreshed".

(iii) The Company may also seek separate approval from its shareholders in general meeting for granting options beyond the 10% limit under (i) and (ii) above provided the options in excess of the limit are granted only to participants specifically identified by the Company before such approval is sought.

(iv) The limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Group must not exceed 30% of the Shares in issue from time to time. No options may be granted under the Share Option Scheme and any other schemes of the Group if this will result in such 30% limit being exceeded.

(d) *Maximum entitlement of each participant and connected persons*

(i) Unless approved by shareholders of the Company, the total number of Shares issued and to be issued upon exercise of the options granted to each participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the Shares in issue.

(ii) Where any further grant of options to a participant would result in the Shares issued and to be issued to such participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the Shares in issue, such further grant must be separately approved by shareholders of the Company in general meeting with such participant and his associates abstaining from voting.

(iii) Notwithstanding the aforesaid, such grant of options to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Company's independent non-executive Directors (excluding any independent non-executive Director who is the grantee).

(iv) If any grant to a substantial shareholder or an independent non- executive Director or any of their respective associates would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) under the Share Option Scheme to such person in the 12-month period up to and including the date of such grant:

(a) representing in aggregate over 0.1% of the Shares in issue; and

(b) having an aggregate value, based on the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet at the date of an offer is made, in excess of HK$5 million,

such further grant of options must be approved by shareholders of the Company taken on a poll and with all the interested persons abstaining from voting. The Company must send a circular to the shareholders. All connected persons of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such option must be taken on a poll.

(e) *Minimum period of holding an option and performance target*

The Directors will have the absolute discretion to fix the minimum period for which an option must be held before it can be exercised, and the performance targets that must be achieved before the options can be exercised upon the grant of an option to a participant.

(f) *Subscription price for Shares*

The subscription price of a Share in respect of any particular option granted under the Share Option Scheme shall be such price as the Board in its absolute discretion shall determine, save that such price will not be less than the highest of (i) the nominal value of the Shares, (ii) the average of the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet for the five consecutive trading days immediately preceding the date of grant of the option on which there were dealings in the Shares on the Stock Exchange (or during any period when the Company has been listed for less than 5 trading days, the Offer Price shall be taken as the closing price for any such day falling within the period before listing) and (iii) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of the option (which must be a trading day).

(g) *Rights are personal to grantee*

An option may not be transferred or assigned and is personal to the grantee.

(h) *Time of exercise of option*

An option may be exercised in accordance with the terms of the Shares Option Scheme at any time after the date upon which the option is deemed to be granted and accepted and prior to the expiry of such period to be determined by the Board in its absolute discretion and notified to the grantee. No option may be granted more than 10 years after the date of adoption of the Share Option Scheme. In addition, the period within which the securities

must be taken up under an option, must not be more than 10 years from the date of grant of the option. Subject to earlier termination by the Company in general meeting or by the Board, the Share Option Scheme shall be valid and effective for a period of 10 years after the date of adoption of the Share Option Scheme by shareholders of the Company by resolution at a general meeting.

(i) *Rights on ceasing employment or death*

If the grantee of an option leaves the service of the Group for any reason other than death, serious misconduct or certain other grounds, the grantee may exercise the option up to the grantee's entitlement at the date of cessation (to the extent not already exercised) within the period of three months following the date of such cessation, which date shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not. If the grantee of an option ceases to be an employee of the Group by reason of death, his or her lawful personal representative(s) may exercise the option in full (to the extent not already exercised) within a period of 12 months thereafter, failing which it will lapse.

(j) *Rights on dismissal*

If the grantee of an option leaves the service of the Group by the reason of serious misconduct or on certain other grounds, his or her option will thereupon lapse forthwith.

(k) *Rights on a general offer*

If a general offer (whether by takeover offer, share re-purchase or scheme of arrangement or otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and / or any person acting in concert with the offeror) and such offer becomes or is declared unconditional, the grantee (or his or her legal personal representative(s)) shall be entitled to exercise the option in full (to the extent not already exercised) at any time within 14 days after the date on which the offer becomes or is declared unconditional.

(l) *Rights on a compromise or arrangement*

If, pursuant to the relevant laws of the Cayman Islands, a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice thereof to all grantees (together with a notice of the existence of the provisions referred to in this sub-paragraph) on the same date as it despatches to each member or creditor of the Company a notice summoning the meeting to consider such a compromise or arrangement, and thereupon each grantee (or his legal person representative(s)) shall be entitled to exercise all or any of his

options in whole or in part (to the extent not already exercised) at any time not later than two business days prior to the date of the meeting directed to be convened by the court for the purposes of considering such compromise or arrangement by giving written notice to the Company.

(m) *Rights on winding-up*

In the event of an effective resolution being passed for the voluntary winding up of the Company, the grantee of an option (or his or her legal personal representative(s)) may by notice in writing to the Company elect to exercise the option within 2 business days prior to the proposed general meeting of the Company considering such winding up, such notice to be accompanied by the subscription price for the Shares in respect of which the notice is given, whereupon the grantee will be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election. Subject to the above, an option will lapse automatically (to the extent not exercised) on the date of commencement of the winding up of the Company.

(n) *Ranking of Shares*

The Shares to be allotted upon the exercise of an option will be subject to all the provisions of the articles of association of the Company for the time being in force and will rank pari passu with the other fully-paid Shares in issue on the date of exercise of the option and accordingly will entitle the holders to participate in all dividends or other distributions paid or made after the date of exercise of the option other than any dividend or other distribution declared or recommended or resolved to be paid or made by reference to a record date falling on or before the date of exercise of the option.

(o) *Alteration of the Share Option Scheme*

The Share Option Scheme may be altered in any respect by resolution of the Board except that any material alteration to its terms and conditions, any change to the terms of options granted (except for changes which automatically take effect under the existing terms of the Share Option Scheme) and the matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of the grantees or the prospective grantees without the prior sanction of any ordinary resolution of the Company in general meeting.

(p) *Effect of alterations to capital*

In the event of capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital of the Company (other than an issue of securities of the Company as consideration in respect of a transaction to which the Company is party or any share placement) while any option may remain exercisable, corresponding adjustments (if any) shall be made to the aggregate number of Shares in respect of which outstanding options may be granted and/or the subscription price for Shares in respect of each outstanding

option in such manner as the Directors (having received, for adjustments other than pursuant to a capitalisation issue, a statement in writing from the auditors of the Company or an independent financial adviser appointed by the Company for the time being that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate, provided that the adjustments shall give a participant the same proportion of the equity capital of the Company to which that person was previously entitled. No such adjustments will be made the effect of which would be to enable a Share to be issued at less than its nominal value.

(q) *Cancellation of options*

Any cancellation of options granted but not exercised must be approved by shareholders of the Company in general meeting, with participants and their associates abstaining from voting.

(r) *Condition of the Share Option Scheme*

The Share Option Scheme is conditional on the Listing Committee of the Stock Exchange granting approval to the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of such options.

(s) *Termination of the Share Option Scheme*

The Company may by resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further options will be offered but options granted prior to such termination shall continue to be valid and exercisable in accordance with the provisions of the Share Option Scheme.

2. **Present status of the Share Option Scheme**

As at the date of this prospectus, no option has been granted or agreed to be granted under the Share Option Scheme.

Application has been made to the Listing Committee of the Stock Exchange for the approval of the Share Option Scheme and the subsequent granting of options under the Share Option Scheme and for the listing of and permission to deal in the Shares which may be issued pursuant to the exercise of the options granted under the Share Option Scheme.

OTHER INFORMATION

1. Estate duty, tax and other indemnities

Crisana, Silver Wave, Mr. Tse Kam Pang and Mr. Lam Toi (together the "Indemnifiers") entered into a deed of indemnity with and in favour of the Group (being the material contract referred to in paragraph headed "Summary of material contracts" in this Appendix) to provide indemnities in respect of, among other matters, tax liabilities and any liability for the Hong Kong estate duty which might be incurred by any member of the Group by reason of any transfer of property (within the meaning of Section 35 of the Estate Duty Ordinance) to any member of the Group on or before the date on which the share offer becomes unconditional save (i) where provision has been made for such taxation in the audited accounts of any member of the Group for the period up to 31st December, 2001; or (ii) in respect of taxation which would not have arisen but for some act or omission of, or transactions voluntarily effected by a member other than acts or omissions carried out or effected in the ordinary course of business, carried out, made or entered into pursuant to a legally binding commitment created on or before the date on which. the Share Offer becomes unconditional, or consisting of any member of the Group ceasing or being deemed to cease, to be a member of any group of companies or being associated with any other company for the purposes of any matter of taxation; or (iii) in respect of over- provision or excessive reserve for any taxation in the audited accounts of any member of the Group for the period ended 31st December, 2001; or (iv) where the taxation claim arises or is incurred as a result of a retrospective change in law or practice coming into force after 31st December, 2001. The Directors have been advised that no material liability for estate duty is likely to fall on the Company or any of its subsidiaries in Cayman Islands or the British Virgin Islands.

Each of the Indemnifiers has also provided an indemnity in favour of the Company and its subsidiaries in respect of all damages, losses, fee, costs, expenses, actions and proceedings arising from or in connection with the failure of PRC Party to obtain the requisite business licence for Chitaly HK for the control of Baixing.

2. Litigation

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

3. Sponsor

Kingston has made an application on behalf of the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, all the Shares in issue, the Shares to be issued as mentioned in this prospectus and any Shares which may fall to be issued pursuant to the exercise of any options which may be granted under the Share Option Scheme.

4. **Registration procedures**

Subject to the provisions of the Companies Law, the register of members of the Company will be maintained in the Cayman Islands by Bank of Butterfield International (Cayman) Limited and a branch register of members of the Company will be maintained in Hong Kong by Tengis Limited. Save where the Directors otherwise agree, all transfers and other documents of title to Shares must be lodged for registration with, and registered by, the Company's share register in Hong Kong and may not be lodged in the Cayman Islands.

5. **Taxation of holders of Shares**

(a) *The Cayman Islands*

Under the present Cayman Islands law, transfers and other disposals of Shares are not subject to Cayman Islands stamp duty unless the Company holds an interest in land in the Cayman Islands.

(b) *Hong Kong*

Dealings in Shares registered on the Company's Hong Kong branch register of members will be subject to Hong Kong stamp duty.

The Shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) and, accordingly, Hong Kong estate duty may be payable in respect thereof on the death of an owner of the Shares.

(c) *Generally*

Potential holders of the Shares are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of applying for, purchasing, holding or disposing of, or dealings in, Shares. It is emphasised that none of the Company, the Directors, Kingston, their respective directors nor any other parties involved in the Share Offer accepts responsibility for any tax effect on, or liabilities of, persons resulting from the subscription for, holding, purchase or disposal of or dealings in, Shares.

6. **Preliminary expenses**

The preliminary expenses of the Company are estimated to be approximately HK$7,250,000 and are payable by the Company.

7. **Promoter**

The promoters of the Company are Mr. Tse Kam Pang and Mr. Lam Toi. Save as disclosed in this prospectus, within the two years immediately preceding the date of this prospectus, no cash, securities or other benefits has been paid, allotted or given or proposed to be paid, allotted or given to the promoters in connection with the Share Offer or the related transactions described in this prospectus.

8. Qualification of experts

The following are the qualifications of the experts which have given their opinion or advice which is contained in, or referred to in, this prospectus:

Expert	Qualification
Kingston	Registered Investment Adviser
Ernst & Young	Certified public accountants
Castores Magi Surveyors Limited	Professional surveyors and valuers
Conyers Dill & Pearman, Cayman	Cayman Islands attorneys-at-law
GFE Law Office	PRC legal adviser

9. Consents of experts

Each of Kingston, Ernst & Young, Castores Magi Surveyors Limited, Conyers Dill & Pearman, Cayman and GFE Law Office has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion of its report and/or letter and/or valuation certificate and/or opinion (as the case may be) and the references to its name included herein in the form and context in which they are respectively included.

10. Vendors of the Sale Shares

The vendors of the Sale Shares are as follows:

Name	Place of Incorporation	Registered office	Description	Number of Sale Shares
Crisana *(Note 1)*	BVI	Wickhams Cay Road Town Tortola British Virgin Islands	Investment holding and a substantial shareholder of the Company	8,625,000
Silver Wave *(Note 2)*	BVI	Drake Chambers Road Town Tortola British Virgin Islands	Investment holding and a substantial shareholder of the Company	8,625,000

Notes:

1. Crisana is wholly and beneficially owned by Mr. Tse Kam Pang, chairman of the Company.

2. Silver Wave is wholly and beneficially owned by Mr. Lam Toi, an executive Director and chief executive officer of the Company.

11. **Binding effect**

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

12. **Miscellaneous**

(a) Save as disclosed in this prospectus:

(i) within the two years immediately preceding the date of this prospectus, no share or loan capital of the Company or any of its subsidiaries has been issued or agreed to be issued fully or partly paid either for cash or for a consideration other than cash;

(ii) within the two years immediately preceding the date of this prospectus, no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option;

(iii) no founder, management or deferred shares of the Company or any of its subsidiaries have been issued or agreed to be issued;

(iv) the Directors confirm that since 31st December, 2001, there has been no material adverse change in the financial or trading position or prospects of the Group;

(v) within the two years immediately preceding the date of this prospectus, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries;

(vi) within the two years immediately preceding the date of this prospectus, no commission has been paid or payable (except any commission to sub-underwriters) for subscriptions, agreeing to subscribe, procuring subscriptions or agreeing to procure subscriptions of any Shares; and

(vii) none of Kingston, Ernst & Young, Castores Magi Surveyors Limited, Conyers Dill & Pearman, Cayman and GFE Law Office:

— is interested beneficially or non-beneficially in any shares in any member of the Group; or

— has any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares in any member of the Group.

(b) No company within the Group is presently listed on any stock exchange or traded on any trading system.

(c) There has not been any interruption in the business of the Group which may have or have had a significant effect on the financial position of the Group in the 12 months immediately preceding the date of this prospectus.

(d) All necessary arrangements have been made to enable the Shares to be admitted into CCASS for clearing and settlement.

DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus delivered to the Registrar of Companies in Hong Kong for registration were copies of the **WHITE** and **YELLOW** application forms, the written consents referred to in paragraph headed "Consents of experts" in the section headed "Other information" in Appendix 4 to this prospectus, copies of the material contracts referred to in the paragraph headed "Summary of material contracts" in the section headed "Further Information about the business" in Appendix 4 to this prospectus and the statement of name, address and description of the Vendors.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Kwok & Yih, at 37/F, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong, Hong Kong during normal business hours up to and including 17th May, 2002:

— the memorandum and articles of association of the Company;

— the accountants' report of the Company prepared by Ernst & Young, the text of which is set out in Appendix 1 to this prospectus;

— such audited financial statements as have been prepared for each of the companies comprising the Group for each of the three years ended 31st December, 2001 (or since their respective dates of incorporation to 31st December, 2001 if this is a shorter period);

— the letter summary of valuation and valuation certificate prepared by Castores Magi Surveyors Limited, the texts of which are set out in Appendix 2 to this prospectus;

— the rules of the Share Option Scheme;

— the letter of advice prepared by Conyers Dill & Pearman, Cayman summarising certain aspects of Cayman Islands company law referred to in the section headed "General" in Appendix 3 to this prospectus;

— the Companies Law;

— the material contracts referred to in the paragraph headed "Summary of material contracts' in the section headed "Further information about the business" in Appendix 4 to this prospectus;

— the written consents referred to in the paragraph headed "Consents of experts" in Appendix 4 to this prospectus;

— the service agreements referred to in the paragraph headed "Particulars of Directors' service contracts" in the section headed "Further information about Directors, management and staff" in Appendix 4 to this prospectus; and

— the statement of name, address and description of the Vendors.

CHITALY HOLDINGS LIMITED
中意控股有限公司

(於開曼群島註冊成立之有限公司)

配售及公開發售



保薦人

金利豐財務顧問有限公司

重要提示

如　閣下對本招股章程存有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

CHITALY HOLDINGS LIMITED
中意控股有限公司

(於開曼群島註冊成立之有限公司)

配售及公開發售

發售股份數目	:	57,500,000股股份
配售股份數目	:	51,750,000股股份(可予重新分配)，包括34,500,000股新股及17,250,000股待售股份
公開發售股份數目	:	5,750,000股新股(可予重新分配)
發售價	:	每股股份1.00港元
面值	:	每股0.10港元
股份代號	:	1198

保薦人

金利豐財務顧問有限公司

包銷商

金利豐證券有限公司

TAI FOOK

大福證券有限公司

Quam

嘉洛證券有限公司

主分包銷商

首運證券有限公司

香港聯合交易所有限公司及香港中央結算有限公司對本招股章程之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本招股章程全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本招股章程連同本招股章程附錄五「送呈公司註冊處處長之文件」一節所列明之文件，已遵照公司條例第342C條之規定送呈香港公司註冊處處長註冊。香港證券及期貨事務監察委員會及香港公司註冊處處長對本招股章程或上述任何其他文件之內容概不負責。

二零零二年五月二日

預期時間表

二零零二年

遞交**白色**及**黃色**申請表格之最後限期	五月七日星期二中午十二時正
開始登記認購申請時間(附註1)	五月七日星期二上午十一時四十五分
截止登記認購申請時間(附註1)	五月七日星期二中午十二時正
在南華早報(英文)及信報(中文)公佈配售之踴躍程度、公開發售股份之申請結果及分配基準以及自公開發售重新分配至配售之股份數目(如有)日期	五月十三日星期一或之前
寄發全部或部分不獲接納申請之退款支票日期(附註2)	五月十三日星期一或之前
寄發股票日期(附註2)	五月十三日星期一或之前
股份於聯交所開始買賣日期	五月十五日星期三

附註：

1. 在二零零二年五月七日星期二上午九時正至中午十二時正任何時間內，倘香港懸掛「黑色」暴雨警告信號或八號或以上熱帶氣旋警告信號，則當日不會開始辦理登記認購申請手續。詳情請參閱本招股章程「如何申請公開發售股份」一節「惡劣天氣對開始登記認購申請之影響」一段。

2. 凡以**白色**或**黃色**申請表格申請1,000,000股或以上公開發售股份，並在申請表格上表明擬親自領取股票及／或退款支票之申請人，可於本招股章程「如何申請公開發售股份」一節「領取／寄發股票／退款支票及將股票存入中央結算系統」一段所述之日期前往領取股票及／或退款支票。

   未獲領取之股票及／或退款支票將於本招股章程「如何申請公開發售股份」一節「領取／寄發股票／退款支票及將股票存入中央結算系統」一段所述之日期以普通郵遞方式寄發，郵誤風險概由申請人自行承擔。

   有關股份發售之架構(包括其條件)詳情，請參閱本招股章程「股份發售之架構」一節。

閣下僅應依賴本招股章程及有關申請表格中所載之資料作出投資決定。

本公司及賣方並無授權任何人士向　閣下提供與本招股章程所載不符之資料。

並非載於本招股章程及有關申請表格之任何資料或聲明，　閣下均不可視為已獲本公司、賣方、保薦人、包銷商、彼等各自之董事或參與股份發售之任何其他人士授權而加以信賴。

頁次

目錄

頁次

目 錄

頁次

本概要旨在為　閣下提供本招股章程所載資料之概覽。由於本文屬於概要，故並無載列所有可能對　閣下而言為重要之資料。　閣下在決定投資發售股份前務須完全省閱整份招股章程。

任何投資均涉及風險。有關投資發售股份之若干特殊風險載於本招股章程「風險因素」一節內。　閣下在決定投資發售股份前務須小心省閱該節。

業務

本集團主要從事設計、製造及銷售種類繁多之家居家具。本集團之產品目前以「皇朝」及「金騎士」之品牌出售，該等貨品包括睡房、飯廳及客廳家具。「皇朝」之產品系列以不同年齡之客戶為對象，已於一九九八年八月推出；而於二零零一年五月新推出之「金騎士」品牌，旗下之產品則以年輕一代為對象。截至二零零一年十二月三十一日止年度，本集團以「皇朝」及「金騎士」品牌出售之家具產品，銷售額分別佔本集團營業總額約60%及40%。

本集團之大部分產品均銷往中國，而其餘之產品則銷往其他地區，如日本、中東、澳洲、台灣、英國及美國。截至二零零一年十二月三十一日止三個年度，本集團銷往中國之銷售額分別佔本集團營業額約100%、96%及98%。

本集團在中國擁有遍及各地之分銷網絡。於最後實際可行日期，本集團在全中國29個省份及／或直轄市約有295名分銷商，經營約360個分銷點，而其中222個是以「皇朝傢俬」及／或「金騎士」商舖名稱經營之專賣店。董事相信，藉提高本集團之生產量及增加其產品種類，本集團將可吸引更多分銷商，並可向本集團現時並無業務之城市進軍。

本集團致力於設計及生產時尚家居家具，各類家具組合着重生活品味及帶領潮流，以配合睡房、客廳及飯廳。於最後實際可行日期，本集團之產品開發隊伍由六名全職設計師所組成。該組人員緊貼世界各地之室內設計趨勢，並設計適合中國及海外市場之新產品。本集團亦尋求在中國將其多項產品設計之專利權註冊。

董事亦相信，本集團致力生產優質產品及強調嚴緊品質控制，乃本集團得以成功之關鍵因素。本集團於一九九九年八月獲德國TÜVCERT Certification Body of Rheinisch － Westfälischer TÜV e.V.頒發ISO9001標準認證。

本集團之生產設施之總樓面面積約為35,820平方米。該等生產設施位於中國廣州增城市仙村鎮，設施範圍合共佔地約75,208平方米。本集團約於一九九九年五月開始設立生產設施，並於一九九九年九月開始以該等設施生產家具。之前，本集團產品由百興製造，百興是根據由一九九七年九月開始之合約管理協議經營，直至一九九九年十月終止。

本集團之主要優勢

董事相信，本集團已在中國之家具市場奠定領導地位，並認為本集團得以成功，主要基於下列因素所致：

- 本集團之管理層對中國家具業之深入瞭解及廣泛經驗；
- 本集團銳意並且有能力設計及開發種類繁多之時尚家具產品，尤其對整套睡房組合(每個組合包括一張睡床、兩個床頭櫃、一張梳妝枱及一個衣櫃)；
- 本集團着重產品質素；
- 本集團與其主要客戶及供應商長久以來所建立之關係；
- 本集團聲譽昭著及本集團之優質產品成功打入市場；及
- 本集團在中國之強大銷售及分銷網絡。

未來計劃及策略

為加強本集團之盈利能力及未來發展，董事擬(i)不斷引進新產品系列；(ii)進一步發展其現有之銷售及分銷網絡；及(iii)提高生產能力、效率及產品質素。

引進新產品系列

本集團得以成功之其中一項關鍵因素，是不斷引進新產品系列。以「金騎士」為例，自於二零零一年五月中或左右引進市場之短短數個月內，「金騎士」品牌產品之每月營業額已遠遠超出「皇朝」品牌產品之每月營業額，可見所說非虛。本集團目前擁有之三條新產品系列，可隨時進軍市場，而董事正計劃投入更多資源發展及推出該等新產品系列，從而擴大市場佔有率及透過吸引不同階層及年齡組別之最終用家客戶而增加本集團之分銷商數目。

進一步發展其現有之銷售及分銷網絡

董事對有關中國未來之經濟發展抱樂觀態度，且相信對優質生活方式之需求一般將隨着經濟增長而提高。董事認為，本集團將從中國經濟增長中受惠。藉其中國之生產廠房，董事認為，本集團已準備就緒去把握日後需求之增加。為擴大其市場佔有率，本集團擬進一步擴濶其中國分銷網絡。

提高生產能力、效率及產品質素

為配合新產品系列之推出及擴展其銷售和分銷網絡，本集團擬提升其機器及設備，及透過興建一幢新廠房大樓及新生產線以提高其生產能力。董事相信，購買更多先進機器亦將改善本集團之產品質素。

憑藉上述之業務策略，董事認為，股份於聯交所上市將為本集團提供一個可利用資本市場之新途徑及提高其公司形象，這是符合本集團未來增長及發展利益之做法。

發售新股之原因及所得款項用途

憑藉從發售新股籌集之額外資金及上市後有更明確之公司形象，董事相信，這樣會更有利本集團增加其產品之市場佔有率及如本招股章程「未來計劃」一節所述實行本集團之計劃。

發售新股所得款項淨額在扣除有關開支後，估計約達33,000,000港元。董事目前擬將該筆所得款項淨額用作以下用途：

- 約10,000,000港元用作興建一幢新廠房大樓；
- 約12,000,000港元用作提升及購買機器及設備；
- 約5,000,000港元用作市場推廣及宣傳開支；及
- 餘額約6,000,000港元則用作本集團之一般營運資金。

倘該筆發售新股所得款項淨額並不即時用作上述用途，則董事目前擬將該等所得款項淨額存入香港之財務機構及／或持牌銀行作短期存款。

營業記錄

下表乃本集團截至二零零一年十二月三十一日止三個年度各年之合併業績概要，乃假設本集團現時之架構於整個回顧期間已存在編製，及摘錄自會計師報告。會計師報告全文載於本招股章程附錄一。

		截至十二月三十一日止年度		
		一九九九年	二零零零年	二零零一年
	附註	千港元	千港元	千港元
營業額	(1)	102,823	143,669	164,758
銷售成本		(66,958)	(93,654)	(101,892)
毛利		35,865	50,015	62,866
其他收入		569	887	669
銷售及分銷成本		(4,197)	(5,355)	(5,345)
行政開支		(4,319)	(13,721)	(19,805)
其他經營開支		–	(500)	(668)
經營業務溢利		27,918	31,326	37,717
融資成本		–	–	(102)
除稅前溢利		27,918	31,326	37,615
稅項		(3,475)	(4,715)	(5,138)
股東應佔日常業務純利		24,443	26,611	32,477
股息		13,000	15,000	18,600
每股盈利－基本	(2)	12.9仙	14.0仙	17.1仙

附註：

(1) 營業額指售出貨品之發票淨值（已扣除貿易折扣及退貨）。

(2) 截至二零零一年十二月三十一日止三個年度各年之每股基本盈利，乃根據截至二零零一年十二月三十一日止三個年度各年之股東應佔日常業務純利，並假設189,750,000股股份已發行而計算。該批股份包括於本招股章程刊發日期已發行之2,000,000股股份，以及根據資本化發行而將予發行之187,750,000股股份，詳情見本招股章程附錄四「有關本公司之其他資料」一段中「本公司全體股東於二零零二年四月二十六日通過之決議案」分段所披露。

於二零零二年四月二日，本公司一家附屬公司宣派特別股息10,000,000港元，並其後從本集團之內部資源中支付予於二零零二年四月二日名列股東名冊之本集團當時之股東。該項特別股息乃為表揚當時之股東對本集團所作出之貢獻而支付。

股份發售之統計數字(根據發售價計算)

市值	230,000,000港元
本集團截至二零零一年十二月三十一日止財政年度股東應佔日常業務合併純利	32,500,000港元
歷史每股盈利(附註1)	17.1仙
歷史市盈率(附註2)	5.8倍
預期年股息率(附註3)	6.0%
每股經調整有形資產淨值(附註4)	46.5仙

附註：

1. 截至二零零一年十二月三十一日止年度歷史每股盈利乃根據本集團於該財政年度之股東應佔合併純利，並假設189,750,000股股份已發行而計算。該批股份包括於本招股章程刊發日期已發行之2,000,000股股份，以及根據資本化發行而將予發行之187,750,000股股份，詳情見本招股章程附錄四「有關本公司之其他資料」一段中「本公司全體股東於二零零二年四月二十六日通過之決議案」分段所披露。

2. 歷史市盈率乃根據截至二零零一年十二月三十一日止年度歷史每股盈利17.1仙及如上文附註1所述已發行股本189,750,000股股份之基準計算。

3. 預期年股息率乃按董事預期會支付之股息總額每股0.06港元而計算，猶如本公司於截至二零零二年十二月三十一日止年度全年經已成為上市公司之基準計算。

4. 每股經調整有形資產淨值乃經作出「財務資料」一節「經調整有形資產淨值」一段所述之調整及按已發行及如本招股章程所述將予發行之股份共230,000,000股計算，但並不計及因行使根據購股權計劃將予授出之任何購股權而將予配發及發行之任何股份，或本公司根據本招股章程附錄四「有關本公司之其他資料」一節「本公司全體股東於二零零二年四月二十六日通過之決議案」一段所指配發及發行或購回股份之一般性授權而可能配發及發行或購回之任何股份。

風險因素

董事認為，本集團之業務涉及若干風險，該等風險載於本招股章程「風險因素」一節。上述風險可分為四大類，包括(i)有關本集團業務之風險；(ii)有關本行業之風險；(iii)有關中國之風險及(iv)有關戰爭之風險，概述如下：

有關本集團業務之風險

- 依賴主要管理人員
- 依賴中國市場
- 依賴主要客戶
- 依賴主要供應商
- 依賴進出口公司
- 稅項
- 本集團若干成員公司之稅務責任
- 商標
- 股息
- 依賴專賣店
- 違反本集團與經營專賣店之客戶間之相互諒解及口頭協議
- 原料供應及價格
- 依賴單一生產設施
- 侵犯產品設計
- 有關百興營運之風險
- 並無載列截至二零零二年十二月三十一日止年度之溢利預測

有關行業之風險

- 競爭
- 客戶品味之改變
- 環境風險

有關中國之風險

- 政治及經濟考慮因素

有關戰爭之風險

在本招股章程內，除文義另有所指外，下列詞彙具有以下涵義：

「行政處罰法」	指	中華人民共和國行政處罰法
「聯繫人」	指	具有上市規則所賦予之涵義
「百興」	指	廣州市黃埔百興家具製造廠
「董事會」	指	董事會
「英屬處女群島」	指	英屬處女群島
「英屬處女群島服務公司」	指	Ridgecrest Limited、Knollwood Limited及Moffat Limited
「資本化發行」	指	本招股章程附錄四「有關本公司之其他資料」一節「本公司全體股東於二零零二年四月二十六日通過之決議案」一段所指之資本化發行
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「Chitaly BVI」	指	Chitaly (BVI) Limited，一家於英屬處女群島註冊成立之公司，並為本公司之全資附屬公司
「中意傢俬」	指	中意傢俬有限公司，一家於香港註冊成立之公司，為本公司之全資附屬公司
「公司法」	指	開曼群島公司法第22章(一九六一年法例三，經綜合及修訂)
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中意控股有限公司，一家於二零零一年十一月八日在開曼群島註冊成立之獲豁免有限公司
「Coralview」	指	Coralview Limited，一家於英屬處女群島註冊成立之公司，為本公司之全資附屬公司
「企業法人登記條例」	指	中華人民共和國企業法人登記管理條例

「Crisana」	指	Crisana International Inc.，一家於英屬處女群島註冊成立之公司，由本公司主席謝錦鵬先生全資及實益擁有
「董事」	指	本公司董事
「出口協議」	指	Umbrella及Coralview分別與中國進出口公司及萬利寶或百興簽訂之出口及貨物生產合同
「GHAICB」	指	廣州市工商行政管理局黃埔分局
「GHFETB」	指	廣州市黃埔區對外經濟貿易局
「本集團」	指	本公司及其附屬公司，或倘文義指本公司成為現時各附屬公司之控股公司前期間，則指當時之該等附屬公司
「香港結算」	指	香港中央結算有限公司
「香港」	指	中國香港特別行政區
「進口協議」	指	Umbrella及Coralview分別與中國進出口公司及本集團各中國客戶簽訂之委託進口及貨物買賣合同
「金利豐」或「保薦人」	指	金利豐財務顧問有限公司，一家根據香港法例第333章證券條例註冊成立之投資顧問公司，且為股份發售之保薦人
「最後實際可行日期」	指	二零零二年四月二十五日，即本招股章程付印前為確定本招股章程所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「澳門代理商」	指	Umbrella及Coralview委任之澳門獨立代理商，為本集團提供服務

「發售新股」	指	本公司根據配售及公開發售提呈新股以供申請
「新股」	指	本公司根據公開發售及配售按發售價提呈之40,250,000股新股
「售股事項」	指	由賣方提呈發售待售股份
「發售價」	指	每股發售股份1.00港元
「發售股份」	指	公開發售股份及配售股份
「配售」	指	本公司及賣方按發售價有條件配售配售股份予機構及私人投資者，詳情載於本招股章程「股份發售之架構」一節
「配售及包銷協議」	指	由(其中包括)本公司、保薦人及包銷商於二零零二年四月三十日就股份發售訂立之配售及包銷協議，詳情概述於本招股章程「包銷」一節
「配售股份」	指	根據配售初步提呈以供認購及出售之34,500,000股新股及17,250,000股待售股份(可予重新分配，詳情載於本招股章程「股份發售之架構」一節)
「配售包銷商」	指	金利豐證券有限公司、大福證券有限公司及嘉洛證券有限公司
「中國」或「國內」	指	中華人民共和國，就本招股章程而言，不包括香港、澳門及台灣
「中國法律顧問」	指	廣東恒益律師事務所
「中方」	指	廣州紡織品進出口公司黃埔公司，於一九九七年九月一月與本集團簽訂合約管理協議之訂約方，以控制百興
「中國法律顧問」	指	廣東恒益律師事務
「公開發售」	指	按照股份發售及本招股章程及其有關申請表格所載之條款及條件，並在其規限下，按發售價(須於申請時繳足)向香港公眾人士提呈發售公開發售股份以供認購，以換取現金

「公開發售股份」	指	根據公開發售初步提呈以供認購之5,750,000股新股(可按本招股章程「股份發售之架構」一節所述重新分配)
「公開發售包銷商」	指	大福證券有限公司及嘉洛證券有限公司
「登記辦法」	指	中華人民共和國國家工商行政管理局關於外國(地區)企業在中國境內從事生產經營活動登記管理辦法
「香港皇朝」	指	香港皇朝傢俬集團有限公司,一家於香港註冊成立之公司,為本公司之全資附屬公司
「待售股份」	指	賣方根據股份發售按發售價提呈出售之17,250,000股現有股份
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證監會」	指	香港證券及期貨事務監察委員會
「股份發售」	指	配售及公開發售
「購股權計劃」	指	本公司於二零零二年四月二十六日有條件採納之購股權計劃,其主要條款概述於本招股章程附錄四之「購股權計劃」一節
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「Silver Wave」	指	Silver Wave Holdings Limited,一家於英屬處女群島註冊成立之公司,由執行董事林岱先生全資及實益擁有
「聯交所」	指	香港聯合交易所有限公司
「Umbrella」	指	Umbrella Group Limited,一家於英屬處女群島註冊成立之公司,為本公司之全資附屬公司

「包銷商」	指	配售包銷商及公開發售包銷商
「美國」	指	美利堅合眾國
「賣方」	指	Crisana及Silver Wave
「萬利寶」	指	萬利寶(廣州)家具有限公司，為本公司於中國成立之全資附屬公司
「ZFETB」	指	增城市對外經濟貿易局
「港元」及「仙」	分別指	港元及仙，香港法定貨幣
「澳門元」	指	澳門元，澳門法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「美元」	指	美元，美國法定貨幣
「平方呎」及「平方米」	分別指	平方呎及平方米
「%」	指	百分比

除另有指明外，於本招股章程中，美元兑港元之換算是按概約滙兑率7.74港元兑1.00美元為基準，而於本招股章程中，人民幣兑港元是按概約滙兑率人民幣1.00元兑0.93港元換算。

倘本招股章程中所述中國實體之中文名稱與其英文譯名有任何差異，概以中文版本為準。

在作出任何有關本公司之投資決定前，有意投資者應仔細考慮本招股章程內所載之所有資料，尤其應仔細考慮下列風險及與投資於本公司有關之特別考慮因素。

有關本集團業務之風險

依賴主要管理人員

本集團得以成功，在絕大程度上歸因於本集團主席謝錦鵬先生及本集團副主席兼執行總裁林岱先生之豐富經驗，以及彼等與各客戶及供應商長久以來建立之良好關係。因此，謝先生及林先生繼續於本集團擔任董事對本集團之未來前景及成功至為關鍵。倘謝先生或林先生不再參與本集團之管理工作，則可能對本集團之經營及業務造成不利影響。

依賴中國市場

截至二零零一年十二月三十一日止三個年度各年，於中國市場銷售之本集團產品分別佔本集團之營業額約100%、96%及98%。因此，本集團之業務及盈利能力主要視乎於對本集團產品在中國市場之需求。倘於中國政治、經濟或社會狀況存在重大變動，而該等變動直接或間接影響對本集團產品在中國市場之需求，則可能對本集團日後之盈利能力造成不利影響。

依賴主要客戶

截至二零零一年十二月三十一日止三個年度，本集團之最大客戶分別佔本集團之營業額約4%、3%及6%。於各同期間，以本集團之五大客戶合併計，分別佔本集團之營業額約18%、14%及20%。本集團與其客戶(包括五大客戶)概無訂立任何長期銷售協議或承擔，而該等客戶是否會繼續向本集團購貨，乃不能保證。倘任何該等客戶不再向本集團購貨，則可能對本集團之營業額及溢利造成不利影響。

依賴主要供應商

截至二零零一年十二月三十一日止三個年度，本集團之五大供應商分別佔本集團之購貨額約40%、55%及46%。於各同期間，本集團之最大供應商分別佔本集團之購貨額約10%、15%及24%。本集團與其任何供應商概無訂立任何長期採購合約。倘本集團任何最大供應商終止與本集團之業務關係，而本集團又未能以相若之數量及價格覓得合適之其他供應商，則可能對本集團之溢利及盈利能力造成不利影響。

依賴進出口公司

本集團與中國客戶及中國獨立進出口公司各自簽訂進口協議。根據該等進口協議，進出口公司負責接收中國客戶之採購訂單，並向澳門代理商發出採購訂單，而澳門代理商作為Umbrella及Coralview接收該等訂單之代理。於收到該等採購訂單後，Umbrella及Coralview將透過澳門代理商向本集團根據出口協議委任之進出口公司發出採購訂單。根據出口協議，進出口公司則向百興／萬利寶發出製造訂單。此外，本集團之製成品均透過進出口公司交付。因此，本集團之營運依賴進出口公司之服務。雖然董事認為以其他公司代替本集團現時委任之進出口公司並非難事，但不能保證倘現有之進出口公司終止與本集團之業務關係不會對本集團之營運造成不利影響。

税務

萬利寶位於中國廣州，為沿岸之開放城市之一，以税務優惠政策吸引外資。根據適用之中國税務法律、法規及通告，萬利寶按優惠税率24%繳納中國所得税。萬利寶獲豁免自其首個獲利營運年度起計兩年繳納中國所得税，並於其後三個年度享有税項減半優惠。由於萬利寶自一九九九年展開其業務以來已蒙受累計虧損，故尚未見首個獲利年度。倘中國税制產生任何不利轉變或有關税項規定最終不抵實際税項責任，則可能對萬利寶之業務及本集團之盈利能力造成不利影響。

本集團若干成員公司之税務承擔

截至二零零一年十二月三十一日止三個年度，主要於中國以外地區從事買賣家具之Umbrella及Coralview分別佔本集團營業額之100%、85%及78%，而本集團餘下之銷售則由萬利寶進行。Umbrella及Coralview已委任澳門代理商，向本集團提供服務，包括接收銷售訂單、發出銷售發票及協助彼等發出採購訂單。客戶透過中國之獨立進出口公司向Umbrella及Coralview發出採購訂單，而獨立進出口公司則向所委任之澳門代理商發出採購訂單。Umbrella及Coralview所委任之澳門代理商收到客戶之採購訂單後，隨即會向進出口公司發出製造訂單，而彼等隨之向百興或萬利寶發出製造訂單。交付製成品乃透過該進出口公司進行。英屬處女群島服務公司亦透過分別向Umbrella及Coralview間歇性提供設計、品質控制及客戶服務，向本集團提供服務，並派員往中國作短期探訪。澳門代理商可就提供上述服務而有權每月收取一筆定額服務費。

本集團已就Umbrella、Coralview及英屬處女群島服務公司在現有中國稅制下之稅務狀況，徵詢中國法律顧問之意見，現概述如下：(i)Umbrella及Coralview之所有產品曾經或現正由百興或萬利寶負責在中國製造，因此，百興或萬利寶有責任遵守有關中國稅務事宜，而非由Umbrella或Coralview負責；及(ii)有關由BVI服務公司所提供之服務，由於英屬處女群島服務公司之員工出差至中國作短期探訪所提供之服務乃屬間歇性，故毋須遵守任何中國稅務事宜。董事同意中國法律顧問之意見，即Umbrella、Coralview及英屬處女群島服務公司毋須繳納中國所得稅，因此，毋須遵守任何中國稅務事宜，且毋須就該等公司向中國稅務機關報稅。

然而，現時不能排除中國稅務機關在評核英屬處女群島服務公司之稅務狀況時，可能會考慮到若干其他因素，如英屬處女群島服務公司之員工間歇性出差往中國，並視之為該等公司可能會在中國成立之根據。鑒於有上述含糊之處，為審慎起見，董事已按英屬處女群島服務公司之估計應課稅溢利為中國所得稅作出撥備，目前為33%。於二零零一年十二月三十一日，該項撥備約達8,600,000港元。申報會計師認為稅務撥備之基準及計算合理。

本集團亦已就Umbrella及Coralview在現有澳門稅制下之稅務狀況，徵詢其澳門法律顧問之意見。有關由Umbrella及Coralview聘用澳門代理商一事，由於Umbrella及Coralview之業務並不涉及在澳門交付或分銷貨品、或現金交收，故並無特定條文令Umbrella及Coralview在上述安排下須繳交或視為澳門之任何所得稅。然而，現時不能排除澳門財政部在評核Umbrella及Coralview整體之稅務狀況時，可能會考慮到若干其他因素，如澳門代理商在澳門接收銷售訂單，並視該等因素為Umbrella及Coralview可能會在澳門成立之根據。倘澳門財政部採取此立場，亦可能會對Umbrella及Coralview施加罰款，而每間公司之最高罰款額為100,000澳門元。鑒於上述含糊之處，為審慎起見，董事已就為Umbrella及Coralview產生之溢利按澳門入息稅15.75%作出撥備，而本集團於二零零一年十二月三十一日之合併資產負債表已作出約6,100,000港元之應付稅款累計撥備。申報會計師認為稅項撥備之基準及計算合理。

董事亦作出承諾，為審慎起見，只要本集團日後之經營模式或影響到Umbrella、Coralview及英屬處女群島服務公司之中國及澳門稅務法例及慣例維持不變，將繼續就該等公司所產生之未來營業額作出中國所得稅及澳門入息稅撥備。在上述含糊之處不再存在時，累計撥備才會予以撥回。

倘中國及澳門稅務法例之監管制度存在任何不利轉變，或倘有關稅項撥備最終不抵Umbrella、Coralview及英屬處女群島服務公司之實際稅務責任，則可能對本集團之業務及盈利能力造成不利影響。

商標

截至二零零一年十二月三十一日止三個年度，本集團以「皇朝」品牌出售之產品分別約佔100%、100%及60%，而其餘產品則以「金騎士」品牌出售。本集團將「Royal皇朝」商標在香港註冊及將「金騎士」商標在中國註冊。本集團於二零零零年曾嘗試將「Royal」商標在中國註冊，惟該項申請不獲准。然而，本集團從未於中國使用「Royal」作為其產品之商標。董事相信，「Royal」商標在中國之註冊申請不獲准一事未曾亦將不會對本集團造成重大影響。根據本集團中國法律之法律顧問所取得之查冊結果，「皇朝」商標可供註冊，而本集團已在中國申請將「皇朝」商標註冊。概不保證本集團可成功將「皇朝」商標在中國註冊。倘該商標不能於中國註冊，本集團可能無法就在中國發生任何侵犯「皇朝」品牌之事宜採取執法行動。

股息

本集團若干成員公司於截至二零零一年十二月三十一日止三個年度所宣派及支付之股息分別為13,000,000港元、15,000,000港元及18,600,000港元。該等股息款項分別佔於相同期間本集團股東應佔來自日常業務之純利約53%、56%及57%。該等股息款項由本集團內部資源撥支及全數支付。於二零零二年四月二日，本公司之一間全資附屬公司宣派一項為10,000,000港元之特別股息，其後並於同日使用本集團內部資源支付予本集團當時之股東。現時概無保證於股份在聯交所上市後，本集團將向股東宣派或支付股息，因此，上述股息款項不應用作日後釐定股份之股息款項之參考或基準。

依賴專賣店

本集團之大部分產品乃以「皇朝傢俬」及／或「金騎士」商舖名稱透過專賣店分銷。該等專賣店由本集團之客戶經營，而該等專賣店須獨家分銷本集團之產品予最終用戶，惟本集團批准或要求者則除外。截至二零零一年十二月三十一日止三個年度，以「皇朝傢俬」及／或「金騎士」商店名稱經營專賣店之分銷商，其銷售額分別約達76,000,000港元、111,000,000港元及134,000,000港元，分別佔本集團於中國之銷售額中應佔之營業額約74%、80%及83%。為保持靈活性以篩選有意經營專賣店之客戶，儘管本集團與其客戶有相

互諒解及口頭協議，本集團之策略是不會與該等客戶簽訂任何書面合約。倘本集團與該等客戶在業務關係上發生任何問題，則可能對本集團之業務造成不利影響。

違反本集團與經營專賣店之客戶間之相互諒解及口頭協議

專賣店乃根據本集團與經營專賣店之客戶間之相互諒解及口頭協議經營。根據彼等之相互諒解及口頭協議，本集團之客戶容許以「皇朝傢俬」及／或「金騎士」商店名稱經營專賣店，該等商店須獨家出售本集團之產品，惟獲本集團批准或要求者則除外。專賣店設於本集團批准之地區。此外，本集團透過提供一般意見及陳列家居配件，積極參與專賣店之設計及陳設。客戶須維持其市場誠信及令人滿意之表現，以符合資格作為本集團之獲批准經營者。

為確保本集團產品於專賣店獨家出售，本集團之銷售隊伍將不時巡查專賣店。倘發現任何專賣店出售本集團以外之產品，銷售隊伍成員將向本集團滙報，而本集團將停止或暫時終止向該等客戶供應其產品，以及要求該等客戶之專賣店停止使用「皇朝傢俬」及／或「金騎士」之商店名稱。然而，倘該等客戶繼續於以「皇朝傢俬」及／或「金騎士」作為商店名稱之專賣店出售本集團以外之產品，可能對本集團之業務構成不利影響。於最後實際可行日期，本集團並無發現任何違反口頭協議之事宜。

倘任何該客戶違反口頭協議，本集團原則上可於中國法院控告失責之客戶。然而，由於缺乏書面證據，中國法院可能拒絕處理該案件及本集團可能無法就其蒙受之任何損害或損失提出索償。

原料供應及價格

有關本集團產品之成本結構方面，原料成本分別佔截至二零零一年十二月三十一日止三個年度之總生產成本約87%、86%及86%。本集團就生產其產品所購買之主要原料包括蔗渣板、中密度纖維板、油漆及五金元件。本集團購買之主要原料主要由中國供應，其餘則來自海外。本集團須面對原料價格變動之風險，而有關價格變動亦由該等原料之供求而決定。本集團於截至二零零一年十二月三十一日止三個年度並無經歷原料價格飈升，亦無經

歷任何原料供應嚴重缺乏。儘管如此，倘本集團未能及時獲得穩定及不斷之原料供應或其主要原料之成本在日後大幅提高，而本集團又未能將該等增幅轉嫁予其客戶，則將對本集團之業績造成不利影響。

依賴單一生產設施

本集團大部分之產品乃於本集團生產設施之地點中國廣州增城市仙村鎮製造。截至二零零一年十二月三十一日止三個年度，並無對本集團之生產設施作全面檢修。倘該工廠之經營因任何原因而遭中斷或停止，則將對本集團之盈利能力造成不利影響。

侵犯產品設計

為對抗競爭及阻止偽製品，本集團之策略是將其若干產品設計註冊。於最後實際可行日期，本集團為中國為二十一項產品設計之擁有人，及已為十四項產品設計申請註冊。儘管本集團可採取法律行動，以保障其知識產權，惟任何侵犯本集團產品設計可對本集團之盈利能力構成不利影響。

有關百興營運之風險

於一九九七年九月一日，中意傢俬與中方簽訂合約管理協議，由簽訂協議日期起至二零零零年十二月三十一日止有效，以控制及管理百興。百興主要在中國從事製造家具及家具加工。合約管理協議於一九九七年九月獲GHFETB批准。

根據合約管理協議，中意傢俬負責(a)管理百興之營運及生產；(b)提供生產所需之所有機器及原料；及(c)支付百興所有經營開支，而中方負責(a)取得中意傢俬使用之有關製造家具之商業牌照；(b)辦理有關取得中國合約批文之手續；及(c)委任行政人員協助中意傢俬處理百興行政事宜。於合約管理期間，本集團透過百興向供應商付款，而客戶透過進出口公司付款予本集團。百興亦負責支付中國員工之酬金。所有銷售及採購、向客戶／供應商付款／收款，以及支付員工酬金均於Umbrella及Coralview賬目中記錄。百興之營運於本招股章程「業務」一節「生產設施」分節載列。中國法律顧問已確認，營運符合中國法律及規例。中意傢俬及百興負責合約管理期間因百興經營所產生之一切債務及損失。

根據登記辦法，一間外資公司以合約形式管理一間本地公司，必須取得有關對外經濟貿易局之批文。此外，於取得批文後，外資公司必須向有關工商行政管理局註冊及取得商業牌照。倘該外資公司未能符合上述規定，有關工商行政管理局可根據企業法人登記條例及其附屬法例施加處罰。

合約管理協議於一九九七年九月獲GHFETB正式批准，而根據中國法律顧問之意見，該協議對訂約各方為合法、有效及可強制執行。

根據合約管理協議，中方負責為中意傢俬取得有關商業牌照。然而，中方並無按照規定就合約管理經營為中意傢俬向有關工商行政管理局安排商業註冊及取得商業牌照。根據GHAICB分別於二零零二年二月二十六日及二零零二年三月五日發出之確認信，GHAICB (1)追認中意傢俬由一九九七年九月一日至一九九九年十月三十一日管理百興之資格；(2)追認中意傢俬經營百興為合法業務；(3)追認於合約管理協議所述之業務為合法及有效；(4)確認雖然中意傢俬未能取得商業牌照及安排業務註冊，但GHAICB並無處罰中意傢俬，亦無發出或送交任何文件施加該等處罰；及(5)確認雖然中意傢俬未能取得商業牌照及安排業務註冊，但將不會對中意傢俬施加任何處罰(包括罰款及沒收溢利之頒令)。中國法律顧問已確認，根據中國法律，GHAICB為工商行政局區局，有權追認及確認上述事宜，而確認信為合法及有效。

中意傢俬於未取得商業牌照之情況下以合約形式經營百興，屬未有正式註冊而於中國經營業務性質。根據中國法律顧問之意見，該營運並不符合登記辦法。根據企業法人登記條例及其附屬法例，有關工商行政管理局可頒令失責企業終止營運、沒收經營溢利及罰款高達該等溢利之三倍，最多達人民幣30,000元。倘有關企業並無任何溢利，則可處以罰款最高達人民幣10,000元。然而，根據行政處罰法第29條，倘處罰並未於違反後兩年內施加，則根據中國法律及規例之其他特別條文，不會再施加其他處罰。目前，根據中國法律顧問之意見，對於未有正式註冊而經營業務，中國法律並無任何其他特別條文設有行政處罰之限期。因此，上述第29條可適用，而期限則按開始違反日期起計算；倘違反屬持續行為，則由該行為終止日期起計算。由於中意傢俬於一九九九年十月三十一日終止百興之合約式管理，因此行政處罰之兩年期限已經屆滿。

上述法律事宜於中國法律顧問提供之法律意見中列明。根據該中國法律意見，雖然中意傢俬並未取得有關商業牌照，惟根據合約管理協議而經營之百興之業務營運仍然合法及有效，而中意傢俬不會因違反規定而負上任何刑事責任或民事責任。 此外，彼等認為中意傢俬不會受罰或被沒收溢利，而本集團之業務不會受到不利影響。

合約管理協議於一九九九年十月終止，而本集團於同年透過萬利寶設立本身之生產設施。根據中國法律顧問之意見，成立萬利寶符合中國法律及規例之規定。

倘中國有關政府機關就中方未能取得經營百興之有關商業牌照而對本集團加以處罰，將會對本集團之盈利能力造成不利影響。

並無載列截至二零零二年十二月三十一日止年度之溢利預測

由於無法肯定預測本集團之營業額及溢利，故本招股章程並無載列截至二零零二年十二月三十一日止年度之溢利預測。原因包括(a)本集團之業務概無涉及長期合約及確認訂單；及(b)家具產品之銷售乃受多項因素，其中包括當時市況、客戶品味及業內競爭所影響。鑒於此等因素，董事認為並不適宜編製本集團截至二零零二年十二月三十一日止年度之溢利預測。投資者務須留意，現時概無保證本集團將提高或維持其過往收益水平或盈利能力，因此本集團之過往業績亦不應用作其未來表現之指標。

有關行業之風險

競爭

就董事所知，現時中國市場存在多間不同規模之公司，從事製造及銷售家居家具。因應中國預期進入世界貿易組織，預期將有更多從事該等行業之外資公司進入中國市場。該等公司大部分可能較本集團擁有更龐大資金及研究及開發資源、更大生產能力及更佳市場滲透力。倘競爭加劇，則可能對本集團之毛利率及經營溢利造成不利影響。倘該等競爭者在彼等之產品質素及定價政策方面將更具競爭力，則亦可能對本集團日後之增長造成不利影響。

客戶品味之改變

董事相信，本集團是否成功，在某程度上視乎市場對其現時及新產品及設計之接受程度而定。本集團以往在創造新產品及設計方面屢建奇功。該等新產品及設計，以及其優質傳統之產品及設計已廣泛受市場所接受。然而，現時概無保證該等產品及設計將繼續受市場所接受。倘本集團未能引進達到市場滿意接受之新產品及設計，則將對本集團之盈利能力造成不利影響。

環境風險

本集團之業務須遵守中國環境保護法律及法規，以及環境保護局之嚴密控制。萬利寶已遵守有關環境保護方面之中國法律及法規，並已取得有關證書及許可。

董事明白到，倘本集團擬提高其生產量，本集團之廢物處理設施(包括吸塵系統及水簾噴幕)可能須不時加以調節或改善，以符合有關機關所規定之標準。倘本集團基於有關標準有所改變或本集團之生產量有所增加，或因任何其他原因而未能通過有關檢查，則有關機關可能飭令本集團停止生產或繳交罰款。遵守有關規定之成本，加上不斷提高及更繁重之環境保護規定將對本集團之盈利能力及業務造成不利影響。

有關中國之風險

政治及經濟考慮因素

董事認為，由於本集團之主要市場位於中國，而其生產設施亦位於中國，故中國當時存在之一般經濟、政治、法律及社會狀況，可能直接或間接影響本集團之財務表現及經營。

傳統上，中國經濟一直為一項中央式規劃經濟，並須遵守中央政府所採納之一連串經濟規劃。過往數年間，中國政府已推行大量經濟及政治改革。然而，由中國政府執行管轄經濟事宜之眾多法律及法規，目前仍處於開發初期，而其詮釋及實行與其他西方國家相比，亦較不明朗。中國經濟所存在之任何下滑情況會減少中國對家居家具產品之需求，可

能對本集團之盈利能力及增長造成不利影響。此外，由於本集團之大部分現有中國業務須進行多項全國及當地中國政府機關之行政審核及批准，現時概無保證本集團日後之表現及盈利能力將不會受中國之政治、經濟及社會狀況任何變動及因中國政府政策之變動而造成不利影響。

有關戰爭之風險

於二零零一年九月十一日在美國世貿中心發生之襲擊，引致自二零零一年十月七日起美國及英國對亞富汗之軍事及恐佈分子目標展開空襲。預計該等空襲事件過後將持續對全球經濟產生相當影響力。倘全球經濟之增長在不久將來進一步放緩，儘管並無對本集團之業務造成直接影響，但對本集團之溢利及營運可能間接造成不利影響。

董事對本招股章程內容之責任

本招股章程載有遵照公司條例、一九八九年證券(聯交所上市)規則(經修訂)及上市規則而提供之資料，以便向公眾人士提供有關本公司之資料。董事願就本招股章程所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本招股章程並無遺漏其他事實，致使本招股章程所載任何聲明有所誤導。

全數包銷

股份發售包括本公司根據公開發售及賣方根據配售，各自按發售價分別提呈發售40,250,000股新股以供認購及出售17,250,000股待售股份(股款須於申請時繳足)。股份發售架構之詳情載於本招股章程「股份發售之架構」一節及載有股份發售之條款及條件之有關申請表格。

股份發售乃由金利豐保薦及經辦，並由包銷商全數包銷。有關包銷商及配售及包銷協議之其他資料，請參閱本招股章程第68至第73頁「包銷」一節。

發售股份將僅於香港提呈發售

本公司並無在香港以外之任何司法權區採取任何行動，以獲准在香港以外之任何其他司法權區提呈發售股份或派發本招股章程。本招股章程在未獲授權之任何司法權區不得用作及並不構成建議或邀請，亦不應被視作邀請或招攬提呈發售事宜，而在向任何人士提出未經批准之建議或邀請即屬違法之情況下，本招股章程亦非一項建議或邀請。

申請在聯交所上市

本公司已向聯交所上市委員會提出申請，要求批准已發行股份、本招股章程所述將予發行之股份，以及行使根據購股權計劃授出之購股權而須予發行之任何股份上市及買賣。

本公司之股本或借貸資本概無於任何其他證券交易所上市或買賣。本公司目前亦無尋求或有意尋求其證券在聯交所創業板或任何其他證券交易所上市或買賣。

建議諮詢專業税務意見

閣下如對認購、購買、持有或出售或以其他方式買賣發售股份，或行使發售股份附帶之任何權利之税務影響有任何疑問，務請諮詢專業顧問。

本公司、賣方、保薦人、包銷商、彼等各自之董事及任何參與股份發售之其他人士，對於任何人士因認購、購買、持有、出售或以其他方式買賣或行使任何有關發售股份之權利所引致之任何税務影響或責任概不負責。

印花税

根據股份發售將予發行之所有股份將登記於由本公司之股份過戶登記分處登捷時有限公司，存置於香港之本公司股東名冊分冊。本公司之主要股東名冊將存置於開曼群島。唯有在本公司於香港存置之股東名冊分冊上登記之股份，方可在聯交所買賣。

買賣在本公司香港股東名冊分冊登記之股份須繳納香港印花税。

申請認購公開發售股份之手續

申請認購公開發售股份之手續載於本招股章程「如何申請公開發售股份」一節及有關之申請表格。

股份發售之架構

有關股份發售之架構(包括其條件)之詳情載於本招股章程「股份發售之架構」一節。

開始買賣股份

預期股份於二零零二年五月十五日星期三或前後開始在聯交所買賣。股份之每手買賣單位為2,000股股份。

董事

姓名	地址	國籍
執行董事		
謝錦鵬先生(主席)	香港 新界 清水灣 碧沙路23號 君爵堡93號屋	加拿大
林岱先生	香港 新界 大埔 瞭望里18號 蔚海山莊 5號屋	中國
林寧女士	香港 新界 馬鞍山 海典居 第五座 15樓D室	中國
獨立非執行董事		
曹廣榮先生	香港 九龍 郝德傑道8號A1	中國
馬明輝先生	香港 九龍 紅磡 海逸豪園 第9座 12樓E室	加拿大

註冊辦事處	Century Yard, Cricket Square Hutchins Drive P.O. Box 2681 GT Grand Cayman Cayman Islands British West Indies
總辦事處及主要營業地點	香港 沙田 安耀街2號 新都廣場18樓 2及3室
公司秘書	陳永傑先生，AHKSA
法定代表	謝錦鵬先生 陳永傑先生
審核委員會	曹廣榮先生 馬明輝先生
主要往來銀行	中國銀行 香港 中環 花園道1號
主要股份過戶登記處	Bank of Butterfield International (Cayman) Ltd. Butterfield House 68 Fort Street P.O. Box 705 George Town Grand Cayman Cayman Islands British West Indies
香港股份過戶登記分處	登捷時有限公司 香港 中環 夏慤道10號 和記大廈 4樓

參與股份發售之各方

保薦人	金利豐財務顧問有限公司 香港 中環 港景街1號 國際金融中心一期 28樓
配售包銷商	金利豐證券有限公司 香港 中環 港景街1號 國際金融中心一期 28樓
	大福證券有限公司 香港 皇后大道中16-18號 新世界大廈 26樓
	嘉洛證券有限公司 香港 中環 畢打街11號 置地廣場 告羅士打大廈 3308室
公開發售包銷商	大福證券有限公司 香港 皇后大道中16-18號 新世界大廈 26樓
	嘉洛證券有限公司 香港 中環 畢打街11號 置地廣場 告羅士打大廈 3308室
主分包銷商	首運證券有限公司 香港 金鐘道89號 力寶中心二期 6樓605A室

本公司之法律顧問	香港法律 郭葉律師行 暨Andersen Legal 香港 中環 置地廣場 告羅士打大廈 37樓
	中國法律 廣東恒益律師事務所（前稱廣州對外經濟律師事務所） 中國 廣州 東風中路448號 Chengyue Plaza 15樓
	開曼群島法律 Conyers Dill & Pearman, Cayman Century Yard Cricket Square Hutchins Drive George Town Grand Cayman Cayman Islands British West Indies
包銷商之法律顧問	范紀羅江律師事務所 香港 畢打街11號 置地廣場 告羅士打大廈43樓
核數師兼申報會計師	安永會計師事務所 執業會計師 香港 中環 夏慤道10號 和記大廈 15樓

參與股份發售之各方

物業估值師	嘉漫測量師有限公司 香港 德輔道中131號 有餘貿易中心402-3室
收款銀行	渣打銀行 香港 觀塘 觀塘道388號 渣打銀行大廈 15樓

業務概述

本集團主要從事設計、製造及銷售種類繁多之家居家具。本集團之產品目前以「皇朝」及「金騎士」之品牌出售，該等貨品包括睡房、飯廳及客廳家具。「皇朝」之產品系列以不同年齡之客戶為對象，已於一九九八年八月推出；而於二零零一年五月新推出之「金騎士」品牌，旗下之產品則以年青人士為對象。截至二零零一年十二月三十一日止年度，本集團以「皇朝」及「金騎士」品牌出售之家具產品，銷售額分別佔本集團營業總額約60%及40%。

本集團之大部分產品均銷往中國，而其餘之產品則銷往其他地區，如日本、中東、澳洲、台灣、英國及美國。截至二零零一年十二月三十一日止三個年度，本集團銷往中國之銷售額分別佔本集團營業額約100%、96%及98%。

本集團在中國擁有遍及各地之分銷網絡。於最後實際可行日期，本集團在全中國29個省份及／或直轄市有約295名分銷商，經營約360個分銷點，而其中約222個是以「皇朝傢俬」及／或「金騎士」商舖名稱經營之專賣店。董事相信，藉提高本集團之生產量及增加其產品種類，本集團將可吸引更多分銷商，並可向本集團現時並無業務之城市進軍。

本集團致力於設計及生產時尚家居家具，各類家具組合注重生活品味及帶領潮流，以配合睡房、客廳及飯廳。於最後實際可行日期，本集團之產品開發隊伍由六名全職設計師所組成。該組人員緊貼世界各地之室內設計趨勢，並設計適合中國及海外市場之新產品。本集團亦尋求在中國將其多項產品設計之專利權註冊。

董事亦相信，本集團致力生產優質產品及強調嚴緊之品質控制，乃本集團得以成功之關鍵因素。本集團於一九九九年八月獲德國TÜVCERT Certification Body of Rheinisch – Westfälischer TÜV e.V.頒發ISO9001標準認證。

本集團之生產設施之總樓面面積約為35,820平方米。該等生產設施位於中國廣州增城市仙村鎮，設施範圍合共佔地約75,208平方米。本集團約於一九九九年五月開始設立生產設施，而於一九九九年九月以該等設施開始生產家具。之前，本集團產品由百興製造，百興是根據由一九九七年九月開始之合約管理協議經營，直至一九九九年十月終止。

本集團之主要優勢

董事相信，本集團已在中國之家具市場奠定領導地位，並認為本集團得以成功，主要基於下列因素所致：

- 本集團之管理層對中國家具業之深入了解及廣泛經驗；
- 本集團銳意並且有能力設計及開發種類繁多時尚家具產品，尤其對整套睡房組合（每個組合包括一張睡床、兩個床頭櫃、一張梳妝枱及一個衣櫃）；
- 本集團着重產品質素；
- 本集團與其主要客戶及供應商長久以來所建立之關係；
- 本集團聲譽昭著及本集團之優質產品成功打入市場；及
- 本集團在中國之強大銷售及分銷網絡。

企業策略

為保持本集團之競爭優勢，董事相信，能在市場上着着佔先以為其產品創造需要，對本集團至為重要。以此為主要目標，本集團確立及採納下列主要業務策略：

- **優質家居家具產品之時尚設計**

本集團着重產品之設計及質素。本集團認為其乃是市場領導者，而本集團致力提供優質及設計時尚之家居家具。本集團尤擅長設計及推銷可配合睡房、客廳及飯廳之家居家具。

- **不斷推出新產品**

鑒於客戶喜好及市場趨勢不斷轉變，董事認為，不斷推出新產品對本集團保持市場佔有率十分重要。本集團之策略是以其現有之「皇朝」及「金騎士」品牌推出新產品系列。再者，本集團亦尋求以新品牌開發新產品系列，以開拓不同市場之潛力。

- **設計註冊**

本集團之策略是將本集團之若干產品設計註冊，以對抗競爭及阻嚇製造贋品。於最後實際可行日期，本集團為二十一種產品設計之擁有人，並已為十四種產品設計在中國申請註冊。倘本集團得悉任何侵犯版權行為，本集團亦將採取適當法律行動以保障其註冊設計。已註冊設計所涵蓋之產品包括床、床頭板、家具擺設及花紙。有關該等產品設計之進一步詳情載於本招股章程附錄四「有關業務之其他資料」一節「本集團之知識產權」一段。

- **拓展中國銷售及分銷網絡**

本集團已成立一個遍及各地之銷售及分銷網絡，以促進其產品之銷售及加強其市場實力。目前，本集團主要將其產品銷售予以「皇朝傢俬」及／或「金騎士」商鋪名稱，在中國超過29個省份及／或直轄市分銷經營專賣店之分銷商。本集團亦將其產品銷售予本身在中國有零售店之分銷商以分銷本集團之產品。本集團之策略，是不斷拓展其銷售及分銷網絡以進一步增加其市場佔有率。

- **於專賣店之陳列**

為建立其產品之獨特形象，本集團一直非常著重在其分銷商以「皇朝傢俬」及／或「金騎士」商鋪名稱所經營之專賣店內之陳列及布置。經營此等專賣店之分銷商必須獨家銷售本集團之產品，惟經本集團另行批准及要求之產品則除外。該等專賣店之櫥窗以房間形式擺設，而本集團之產品與其他家居擺設乃於此房間內陳列。本集團透過提供一般意見及家居擺設，積極參與專賣店之設計及布置。

歷史及發展

本集團之業務，由謝錦鵬先生及林岱先生於一九九七年八月成立中意傢俬時開始。

於一九九七年九月一日，中意傢俬與中方簽訂合約管理協議，由簽訂協議日期起至二零零零年十二月三十一日止有效，以控制百興。百興主要在中國從事製造家具及家具加工。合約管理協議於一九九七年九月獲GHFETB批准。

根據合約管理協議，中意傢俬負責(a)管理百興之營運及生產；(b)提供生產所需之所有機器及原料；及(c)支付百興所有經營開支，而中方負責(a)取得中意傢俬使用之有關製造家

具之商業牌照；(b)辦理有關取得中國合約批文之手續；及(c)委任行政人員協助中意傢俬處理百興行政事宜。於合約管理期間，本集團透過百興向供應商付款，而客戶透過進出口公司付款予本集團。百興亦負責支付中國員工之酬金。所有銷售及採購、向客戶／供應商付款／收款，以及支付員工酬金均於Umbrella及Coralview賬目中記錄。百興之營運於本招股章程「業務」一節「生產設施」分節載列。中國法律顧問已確認，營運符合中國法律及規例。中意傢俬及百興負責合約管理期間因百興經營所產生之一切債務及損失。

根據登記辦法，一間外資公司合約形式管理一間本地公司必須取得有關對外經濟貿易局之批文。此外，於取得批文後，外資公司必須向有關工商行政管理局註冊及取得商業牌照。倘該外資公司未能符合上述規定，有關行政管理局可根據企業法人登記條例及其附屬法例施加處罰。

合約管理協議於一九九七年九月獲GHFETB正式批准，而根據中國法律顧問之意見，該協議對訂約各方均為合法、有效及可強制執行。

根據合約管理經營，中方負責為中意傢俬取得有關商業牌照。然而，中方並無按照規定就合約管理協議為中意傢俬向有關工商行政管理局安排商業註冊及取得商業牌照。根據GHAICB分別於二零零二年二月二十六日及二零零二年三月五日發出之確認信，GHAICB (1)追認中意傢俬由一九九七年九月一日至一九九九年十月三十一日管理百興之資格；(2)追認中意傢俬經營百興為合法業務；(3)追認於合約管理協議所述之業務為合法及有效；(4)確認雖然中意傢俬未能取得商業牌照及安排業務註冊，但GHAICB並無處罰中意傢俬；亦無發出或送交任何文件施加該等處罰；及(5)確認雖然中意傢俬未能取得商業牌照及安排業務註冊，但將不會對中意傢俬施加任何處罰（包括罰款及沒收溢利之頒令）。中國法律顧問已確認，根據中國法律，GHAICB為工商行政局區局，有權追認及確認上述事宜，而確認信為合法及有效。

中意傢俬於未取得商業牌照之情況下以合約形式經營百興，屬未有正式註冊而於中國經營業務性質。根據中國法律顧問之意見，該營運並不符合登記辦法。根據企業法人登記條例及其附屬法例，有關工商行政管理局可頒令失責企業終止營運、沒收經營溢利及罰款高達該等溢利之三倍，最高達人民幣30,000元。倘有關企業並無任何溢利，則可處以罰款最高達人民幣10,000元。然而，根據行政處罰法第29條，倘處罰並未於違反後兩年內施加，則根據中國法律及規例之其他特別條文，不會再施加其他處罰。目前，根據中國法律顧問之意見，對於未有正式註冊而經營業務，中國法律並無其他特別法律條文設有行政處罰之限期。因此，上述第29條可適用，而限期則按開始違反日期起計算；倘違反屬持續行為，則該行為終止日期起計算。由於中意傢俬於一九九九年十月三十一日終止百興之合約式管理，因此行政處罰之兩年期限已經屆滿。

上述法律事宜由中國法律顧問提供之法律意見中列明。根據由中國法律意見，雖然中意傢俬並未取得有關商業牌照，惟根據合約管理協議而經營之百興之業務營運仍然合法及有效，而中意傢俬不會因違反規定而負上任何刑事責任或民事責任。 此外，中國法律顧問認為中意傢俬不會受罰或被沒收溢利，而本集團之業務不會受到不利影響。

於百興之合約式管理設立後，本集團其後在改善其產品之設計及質素方面投入更多努力，並發展一個遍及全中國之分銷網絡。董事認為，由於本集團產品在市場上之受歡迎程度與日俱增，故經營專賣店分銷本集團之產品將為有利可圖之業務。本集團於一九九八年初或左右開始與其分銷商合作，以「皇朝傢俬」商舖名稱設立專賣店。該等專賣店由分銷商經營，而分銷商必須透過該等專賣店獨家售賣本集團之產品，惟本集團以其他方式批准或要求者則除外。本集團對該等專賣店之地點具有控制權，確保可成立計劃周詳之分銷網絡。

於一九八八年八月在中國廣州舉行之國際家具展中，以「皇朝」品牌推出櫸木色之睡房系列，非常受市場歡迎。本集團於國際家具展覽會後之分銷商數目激增約200%。由於該等產品系列在市場上表現良好，本集團有更佳條件可對分銷商以捨弱取強之方式進一步增強分銷網絡。

於一九九九年五月，本集團在香港為其Royal商標進行註冊。於一九九九年八月，本集團獲德國TÜVCERT Certification Body of Rheinisch — Westfälischer TÜV e.V.頒發ISO9001認證證書，以表揚本集團產品之優良質素。

鑒於本集團產品之需求日益增加，本集團約於一九九九年五月於中國廣州增城市仙村鎮開始透過萬利寶設立其本身之生產廠房，該廠房之總樓面面積約為35,820平方米，位於一幅佔地約75,208平方米總面積之土地上。此外，根據本集團與中方之於一九九九年九月十八日簽訂之終止協議，該項有關百興之合約式管理協議已於一九九九年十月三十一日終止。

萬利寶為一家於一九九九年七月在中國成立之外資獨資企業，其註冊資本為3,700,000美元，其後於二零零零年七月增加至5,700,000美元。於二零零一年十月二十七日，萬利寶之註冊資本悉數由中意傢俬以現金注資。該筆註冊資本之注資雖然已繳足，惟部分延誤，而注資之形式與萬利寶之公司細則所載原來之條文有所不同。萬利寶已完成遞延注資之所有手續，並取得ZFETB對注資形式轉變之同意書。中國法律顧問已確認，延遲注資及轉變注資形式均不會影響萬利寶成立及存在之合法性。萬利寶於一九九九年九月開始生產家具。根據中國法律顧問之意見，萬利寶之成立符合中國法律及規例之規定。

於二零零零年，本集團開始開拓其他海外市場。於二零零零年三月，本集團參與於新加坡舉辦之國際家具展。自始以後，本集團一直向其他亞洲國家、澳洲、北美及歐洲銷售產品。截至二零零一年十二月三十一日止年度，銷往該等海外市場之銷售額約為3,900,000港元，相當於本集團之營業總額約2.3%。

於二零零一年五月，本集團成功推出以「金騎士」為品牌之新產品系列，以市場上之年青人士為對象。此項新產品系列之產品在市場上十分受歡迎，並為本集團於截至二零零一年十二月三十一日止年度帶來約40%之營業額。「金騎士」之商標於二零零一年五月在中國註冊。於二零零一年五月，本集團亦開始與其分銷商合作，在中國武漢以「金騎士」名義成立首間專賣店。於最後實際可行日期，在中國共有222家以「皇朝傢俬」及／或「金騎士」商鋪名稱經營之專賣店銷售本集團之產品。

由二零零一年十月至十二月期間，本集團為籌備股份在聯交所上市進行公司重組，而本公司成為本集團成員公司之控股公司。有關公司重組之詳情載於本招股章程附錄四「有關本公司之其他資料」一節「公司重組」一段。

集團架構

於二零零一年十二月十五日，本集團已完成為籌備股份於聯交所上市之公司重組，本公司因而成為本集團之控股公司。有關公司重組之詳情載於本招股章程附錄四「有關本公司之其他資料」一節中之「公司重組」一段。緊隨股份於聯交所上市後，本集團之公司架構及主要成員公司之主要業務活動載列如下：


Crisana
(於英屬處女群島
註冊成立)
(附註1)
Silver Wave
(於英屬處女群島
註冊成立)
(附註2)
公眾人士
37.5%
37.5%
25%
中意控股有限公司
(於開曼群島註冊成立)
(投資控股)
100%
Chitaly BVI
(於英屬處女群島註冊成立)
(投資控股)
100%
100%
中意傢俬
(於香港註冊成立)
(投資控股及買賣家具)
皇朝傢俬
(於香港註冊成立)
(投資控股)
100%
萬利寶
(於中國成立)
(製造及買賣家具)
Umbrella
(於英屬處女群島註冊成立)
(買賣家具)
Coralview
(於英屬處女群島註冊成立)
(買賣家具)
Ridgecrest Limited
(於英屬處女群島
註冊成立)
(提供品質控制服務)
Knollwood Limited
(於英屬處女群島
註冊成立)
(提供設計服務)
Moffat Limited
(於英屬處女群島
註冊成立)
(提供客户服務)

附註：

1. Crisana由本公司主席謝錦鵬先生全資實益擁有。

2. Silver Wave由本公司副主席兼執行總裁林岱先生全資實益擁有。

行業概覽

中國客戶市場

於一九九九年錄得中國人口約12.59億人，其中約30.89%居往於城市地區。中國之經濟亦具急促增長，其中人均國內生產總值(「國內生產總值」)及城市住戶人均每年可動用收入均日益增加。下表説明一九八五年、一九九零年、一九九五年、一九九八年及一九九九年之人口、中國人均國內生產總值及城市住戶人均每年可動用收入：

	一九八五年	一九九零年	一九九五年	一九九八年	一九九九年
人口(百萬人)	1,059	1,143	1,211	1,248	1,259
人均國內生產總值(人民幣)	855.0	1,634.0	4,854.0	6,307.0	6,534.0
城市住戶人均每年可動用收入(人民幣)	739.1	1,510.2	4,283.0	5,425.1	5,854.0

資料來源：二零零零年中國統計年鑒

隨著人均國內生產總值及中國城市住戶人均每年可動用收入之增長，城市住戶人均每年生活開支亦持續有所增長。下表説明一九八五年、一九九零年、一九九五年、一九九八年及一九九九年之人均每年生活開支：

人民幣	一九八五年	一九九零年	一九九五年	一九九八年	一九九九年
城市住戶人均每年生活開支	673.2	1,278.9	3,537.6	4,331.6	4,615.9

資料來源：二零零零年中國統計年鑒

中國家具行業

隨著急促經濟增長及可動用收入和城市住戶生活開支之相應飈升，中國住戶設施、物品及服務之人均開支亦有所增加。下表説明一九八五年、一九九零年、一九九五年、一九九八年及一九九九年家居設施、物品及服務之人均支出：

人民幣	一九八五年	一九九零年	一九九五年	一九九八年	一九九九年
家居設施、物品及服務之人均開支	57.9	108.5	296.9	356.83	395.48

資料來源：二零零零年中國統計年鑒

根據二零零零年中國統計年鑒，於一九九九年之中國家具零售及批發總額約達人民幣7,850,000,000元，較去年之人民幣7,070,000,000元增加約11.0%。

產品

本集團製造及售出之產品大致可分為三類，包括睡房家具、客廳家具及飯廳家具。下表概述截至二零零一年十二月三十一日止三個年度各年各類產品對本集團之營業額貢獻：

	截至十二月三十一日止年度					
營業額	一九九九年		二零零零年		二零零一年	
	千港元	%	千港元	%	千港元	%
睡房家具	91,625	89.1	121,311	84.4	135,200	82.1
客廳家具	10,313	10.0	15,360	10.7	22,292	13.5
飯廳家具	885	0.9	6,998	4.9	7,266	4.4
總計	102,823	100	143,669	100	164,758	100

本集團之產品全部均以「皇朝」及「金騎士」品牌出售。「皇朝」產品系列以各種年齡人士中有較高消費力之中產客戶為對象，而以「金騎士」品牌出品之產品系列則以較年青一代之中產客戶為對象。

「金騎士」產品系列最近於二零零一年五月推出。截至二零零一年十二月三十一日止年度，本集團以「金騎士」品牌出售之產品，銷售額約達66,000,000港元，佔本集團營業額約40%，其餘則屬於以「皇朝」品牌生產之產品。

產品設計及開發

本集團一直十分着重產品之設計及開發，而董事相信此方向對本集團得以成功為一項重要因素。於最後實際可行日期，本集團之產品開發組由六名全職設計師所組成。本集團之產品開發團隊負責本集團新產品之設計及開發。本集團之策略是專為睡房、客廳及飯廳而設計新產品系列。本集團之產品開發組與本集團之銷售及市場推廣組緊密合作以緊貼市場趨勢。

生產設施

於一九九七年九月一日，本集團與中方就百興之控制權訂立一項合約式管理協議。百興主要在中國從事製造家具及為家具加工。根據該合約式管理協議，中意傢俬須負責(1)管理百興之營運及生產、(2)提供生產所需之一切機器及原料以及(3)支付百興產生之全部營運開支；而中方須負責(1)取得關於製造中意傢俬使用之傢俬之有關營業執照；(2)辦理取得有關中國合約批文之手續；及(3)委聘行政人員協助中意傢俬處理百興之行政事宜。中意傢俬亦須承擔根據該協議百興營運之任何盈虧，並須每年向中方支付一筆人民幣20,000之費用。根據本集團與中方於一九九九年九月十八日簽訂之終止協議，該項有關百興之合約式管理關係已於一九九九年十月三十一日終止。

於一九九九年五月左右，本集團於中國廣州增城市仙村鎮開始設立其本身之生產設施。該等生產設施由於中國成立之外資獨資企業萬利寶所擁有及經營。萬利寶之註冊總投資額達6,300,000美元，而註冊資本則為5,700,000美元，其經營期為由其營業執照發出日期(即一九九九年七月九日)起計三十年。於二零零一年十月二十七日，萬利寶之註冊資本悉數由中意傢俬以現金注資。該筆註冊資本之注資雖然已繳足，惟部分延誤，而注資之形式與萬利寶之公司細則所載原來之條文有所不同。萬利寶已完成遞延注資之所有手續，並取得ZFETB對注資形式轉變之同意書。中國法律顧問已確認，延遲注資及轉變注資形式均不會影響萬利寶成立及存在之合法性。根據中國法律顧問之意見，萬利寶之成立符合中國法律及規例之規定。萬利寶於一九九九年九月開始生產家具。

有關製造過程，澳門代理商會代表Umbrella及Coralview向本集團委任之進出口公司發出採購訂單。根據出口協議，進出口公司將向Umbrella及Coralview之委任製造商百興／萬利寶發出製造訂單。百興／萬利寶向進出口公司確認訂單，而進出口公司則向澳門代理商確認訂單。其後萬利寶向供應商採購原材料並製造產品。於製成後，本集團之製成品將交付予進出口公司出口及清關。百興／萬利寶向進出口公司收取製成品之費用，而進出口公司向Umbrella及Coralview收取相同費用，該筆費用於Umbrella及Coralview之賬目中列為出售貨品成本。進出口公司將於製成品已正式出口後知會Umbrella及Coralview。

本集團之生產設位於總面積約為75,208平方米之一幅土地上，包括六幢廠房、一幢宿舍大樓及另一幢樓宇用作辦公室及陳列室，其總建築面積約為35,820平方米。本集團之主要機器包括自動往複式噴漆機、垂直焗爐、雙頭(可拆除)塗簾機、自動單面邊緣黏貼機及塗膜機。該等機器之經濟使用期約為十年。本集團現有主要機器大部分已使用一至四年不等。董事預期，在正常情況下，本集團任何機器在短期內毋須作出更換。於最後實際可行日期，萬利寶在中國聘用了約607名全職生產人員及172名一般員工。董事估計，本集團之生產設施目前以其生產能力約85%運作，每月之最高生產能力約為4,000套家具。

本集團認為，製造若干自行設計之產品，包括以「皇朝」及「金騎士」為品牌之沙發以及餐桌和椅之製造利潤較低而製造需時。為趕及生產進度，本集團自二零零一年七月起外判該等產品之製造予多個中國製造商。於最後實際可行日期，本集團聘用三名位於中國東莞之分包商。該等分包商乃根據件數計算，並主要以人民幣支付。該等分包商為與本公司或本公司或其附屬公司之任何董事、行政總裁或任何主要股東或彼等各自之聯繫人概無關連之獨立第三者。

生產工序

下圖說明本集團之產品於生產時所涉及之主要步驟：


B 線工件
雙面／單面貼紙板材
按設計圖紙將板材
開成工件雛形
雙面／單面貼紙板
材封邊後切割工件
A 綫工件
白坯料
（未貼紙素板）
按設計圖紙將板材
開成工件雛形
運用乳膠及加壓將板材
黏合成特定厚度及形狀的
工件並定型
按設計要求利用排鉆
機為工作定孔位打孔，
以便安裝
利用貼紙素板或
油漆覆蓋工件表面
按包裝
設計要求安裝工件
將製作完畢產品加保護
材料等包裝

原料採購

本集團就生產其產品而購買之主要原料包括蔗渣板、中密度纖維板、油漆及五金元件。本集團購買之主要原料主要由中國供應，其餘則來自海外。截至二零零一年十二月三十一日止三個年度各年，本集團之主要原料分別佔本集團之總購貨額約73%、75%及77%。

本集團用作生產之原料主要購自中國供應商。本集團與超過90名供應商有業務關係。本集團並無因購自其供應商之物料或原料短缺或損壞而導致其生產遇到任何重大阻礙。

截至二零零一年十二月三十一日止年度，本集團之採購幾乎全部以記賬方式按30至90日不等之賒賬期結算，其餘則以為期30日之信用狀結算。本集團之購貨主要以人民幣結算。截至二零零一年十二月三十一日止三個年度，本集團之採購中分別約99%、99%及96%以人民幣結算。

本集團與其供應商已建立良好之業務關係。截至二零零一年十二月三十一日止三個年度各年，本集團之五大供應商分別佔本集團總購貨額約40%、55%及46%，而本集團之最大供應商則分別佔本集團之總購貨額約10%、15%及24%。該等供應商向本集團提供原料(包括木板、油漆及金屬元件)。

據董事所知，擁有本公司已發行股本5%以上之本公司董事、彼等各自之聯繫人或任何股東概無於截至二零零一年十二月三十一日止三個年度各年，於本集團任何五大供應商中擁有任何權益。

儘管本集團與其供應商並無訂立任何長期採購合約，但本集團與其最大供應商已維持業務關係達三年以上，而與其五大供應商亦已有約兩至三年之業務關係。鑒於本集團與其現有供應商所建立之業務關係，董事相信，本集團在自其現有供應商取得原料上將不會有任何困難。

存貨

於二零零一年十二月三十一日，本集團之存貨(包括原料、在製品及製成品)約達23,000,000港元。本集團密切監察原料之水平，使原料可維持於某一必需之水平供生產程序順利進行。新完成之製成品存放於貨倉內以待客戶檢查，並通常可於1至30日內交付予客戶。

本集團維持一個最新之存貨控制系統以記錄存貨數量及變動，而存貨記錄之保存亦為反映存貨之實際變動。此外，本集團業務以分工方式進行，有助本集團密切監察其存貨數量及變動。截至二零零一年十二月三十一日止三個年度各年，對本集團之存貨作出之撥備分別約為零港元、908,000港元及210,000港元，其中截至二零零零年十二月三十一日止年度約908,000港元撥備乃由於二零零零年初停止生產一個舊家居家具產品系列而作出，及特為生產該系列而購買之若干原料因而成為陳舊滯銷產品。

為應付本集團營業額上升，董事已決定提高存貨之安全水平，從而減低生產中斷之風險。本集團於截至二零零一年十二月三十一日止三個年度各年之存貨流量分別約為41日、52日及69日。

銷售及分銷

本集團主要向中國出售及分銷其產品。本集團亦向其他亞洲國家(包括日本、台灣及中東)、澳洲、美國及英國出售其產品。截至二零零一年十二月三十一日止年度，中國市場之銷售額佔本集團之營業總額約97.7%，而其他國家之銷售額則佔其餘約2.3%。以下為本集團於截至二零零一年十二月三十一日止三個年度各年按地區劃分之營業額之明細表：

	截至十二月三十一日止年度					
	一九九九年		二零零零年		二零零一年	
	千港元	%	千港元	%	千港元	%
營業額						
中國	102,823	100	138,468	96.3	160,854	97.7
亞洲(不包括中國)	—	—	3,982	2.8	3,372	2.0
澳洲	—	—	526	0.4	158	0.1
美國	—	—	377	0.3	286	0.2
英國	—	—	316	0.2	88	0.0
總計	102,823	100	143,669	100	164,758	100

本集團藉着向(1)以「皇朝傢俬」及／或「金騎士」商舖名稱經營專賣店之分銷商；及(2)透過本身之零售店分銷本集團產品之分銷商出售其產品之方式，悉力建立一個遍及中國29個省份及／或直轄市之銷售及分銷網絡。現時並無向分銷商實施任何長期或短期購貨額。董事認

為，本集團已與其客戶建立良好業務關係，且主要由於其產品之質素及格調在家居家具業內享譽盛名。以下為本集團之產品於最後實際可行日期按地區劃分分銷商數目分析表：

	分銷商數目
華南	74
華東	69
華西	49
華北	72
東北部	33
總計	297

以下地圖説明於最後實際可行日期本集團之產品銷售點位置：



黑龍江 ▲(6) ●(11)
吉林 ▲(7) ●(8)
遼寧 ▲(12) ●(18)
新疆 ●(3)
甘肅 ▲(1) ●(4)
內蒙 ▲(7) ●(8)
河北 ▲(13) ●(19)
北京 ▲(4) ●(5)
天津 ▲(5) ●(6)
青海 ●(1)
寧夏 ●(1)
山西 ▲(2) ●(12)
山東 ▲(14) ●(12)
陝西 ▲(7) ●(10)
河南 ▲(20) ●(30)
江蘇 ▲(24) ●(27)
安徽 ▲(15) ●(22)
上海 ▲(8) ●(8)
四川 ▲(12) ●(25)
湖北 ▲(10) ●(12)
浙江 ▲(4) ●(8)
江西 ▲(8) ●(8)
貴州 ▲(5) ●(8)
湖南 ▲(5) ●(14)
福建 ▲(9)
雲南 ▲(6) ●(11)
廣西 ▲(4) ●(9)
廣州 ▲(12) ●(25)
海南 ▲(5) ●(5)
▲ 專賣店
● 其他銷售點

本集團之產品主要出售予295名分銷商，彼等經營約360個分銷點(其中222個為以「皇朝傢俬」及／或「金騎士」商鋪名稱設立之專賣店)。該等專賣店設立於經本集團批准之地點，而分銷商均須獨家出售本集團之產品(惟經由本集團批准或規定之其他產品則除外)。本集團之銷售隊負責不時巡查專賣店，以確保這些專賣店獨家銷售本集團之產品。倘發現任何專賣店銷售本集團產品以外之產品，銷售隊成員將向本集團滙報，而本集團將即時停止向該等專賣店提供其貨品。於最後實際可行日期，本集團並無發現任何該等事件。為建立本集團之獨有形象，本集團透過提供一般意見及作陳列用途之家居擺設，參與該等專賣店之設計及布置。本集團採納嚴謹之篩選準則，包括但不限於有關零售客戶之經驗、彼等在市場之信用及信譽而慎審地篩選其分銷商。

本集團亦向透過本身之零售店分銷本集團產品之分銷商出售其產品。截至二零零一年十二月三十一日止三個年度，向經營本身之零售店之分銷商，其銷售額分別佔本集團在中國作出之銷售額應佔之營業額約26%、23%及19%。與經營專賣店不同，本集團並無規定該等分銷商必須獨家出售本集團之產品，對設計、布置或該等分銷商經營零售店之經營方式亦無控制權。

截至二零零一年十二月三十一日止三個年度各年，本集團之五大客戶分別佔本集團之營業額約18%、14%及20%，而於各相同期間，本集團之最大客戶佔本集團之營業額約4%、3%及6%。截至二零零一年十二月三十一日止三個年度各年，本集團與其最大客戶之業務關係達三年以上，而與其最大五客戶之業務關係約為兩至三年。

就董事所知，擁有本公司已發行股本5%以上之本公司董事、彼等各自之聯繫人或任何股東概無於截至二零零一年十二月三十一日止三個年度各年，於本集團任何五大客戶中擁有任何權益。

本集團之客戶主要以賒賬期介乎30至90日不等之記賬、貨到付款及預付款等方式向本集團結算。截至二零零一年十二月三十一日止三個年度，本集團以賒賬期記賬結算之銷售額，分別佔約100%、96%及98%，而於各相同期間，本集團之銷售額分別約0%、4%及2%以預付款項結算。本集團之銷售額主要以人民幣及港元結算。截至二零零一年十二月三十一日止三個年度，本集團之銷售額分別約69%、55%及47%乃以人民幣為貨幣單位，而其餘則以港元作貨幣單位。

本集團行使嚴緊信貸管制政策，故於截至二零零一年十二月三十一日止三個年度並無遭遇任何重大壞賬水平。本集團一般給予客戶為期30日之賒賬期。在特殊情況下，應客戶之要求，與本集團建立長久之業務關係及具備良好付款記錄之該等客戶可能獲給予為期最長為90日之賒賬期。就所有新客戶而言，彼等須於產品付運前預先付款。截至二零零一年十二月三十一日止三個年度，呆壞賬撥備分別約達156,000港元、113,000港元及0港元，分別佔本集團銷售額約0.2%、0.1%及0%。

本集團產品之銷售額一般受家居遷移及粉飾之次數所影響。根據本集團過往經驗，人們於冬季、長假期或某一節令(例如新年)前將家居遷移及粉飾之次數較為頻密。

經營

Umbrella及Coralview與澳門代理商分別於一九九八年一月八日及一九九九年七月九日訂立代理協議，據此，本集團委任澳門代理商向本集團提供服務，包括接收採購訂單及發出發票及協助彼等處理採購訂單。該等協議將全面繼續有效，惟經雙方協定將該等協議重訂作一固定年期或由其中一方向另外一方發出一個月之書面通知將該協議予以終止則除外。澳門代理商為與本公司或其任何附屬公司之董事、行政總裁及主要股東或彼等各自之任何聯繫人概無關連之獨立第三者。澳門代理商每月可獲得由本集團與澳門代理商每年經公平基準後協定之固定款項服務費，作為提供該等服務之代價。截至二零零一年十二月三十一日止三個年度，本集團向澳門代理商支付之服務費分別約為36,000港元、36,000港元及36,000港元。

本集團與由本集團及有關中國客戶所聘用之一間進出口公司訂立進口協議。進出口公司為與本公司或其任何附屬公司之董事、行政總裁及主要股東或彼等各自之任何聯繫人概無關連之獨立第三者。

截至二零零一年十二月三十一日止三個年度各年，本集團客戶須就某項特定訂單向進出口公司支付一筆為數少於合約金額1%之佣金，作為進出口公司提供服務之代價。於股份發售完成後擁有本公司已發行股本5%以上之董事、彼等各自之聯繫人及股東，概無於澳門代理商或進出口公司中擁有任何權益。

一般而言，本集團經營之模式分為幾個階段。中國客戶向進出口公司發出採購訂單，而進出口公司則向澳門代理商發出採購訂單。根據中國法律，中國客戶由於無權，因此彼等不可直接入口貨品。因此，彼等須委任進出口公司，而進出口公司有權進口及出口貨品，並向中國有關機關登記可進行外幣交易。

於製成後，進出口公司將知會Umbrella及Coralview製成品已正式進口。澳門代理商代表Umbrella及Coralview向進出口公司發出銷售發票，而進出口公司向中國客戶發出發出賬單。中國客戶支付進出口公司發出之賬單，而進出口公司支付Umbrella及Coralview發出之賬單。

有關上述經營，中國客戶委任之進出口公司與萬利寶所委任之進出口公司為同一間公司。該等進出口公司以萬利寶代理商之身份將製成品出口，而並以中國客戶之身份將產品進口。

市場推廣

董事認為，向本集團客戶推廣公司形象及令公眾認識本公司產品甚為重要。於最後實際可行日期，本集團之市場推廣隊由13名職員所組成。截至二零零一年十二月三十一日止三個年度各年，本集團之市場推廣及宣傳開支分別約達941,000港元、1,345,000港元及2,293,780港元。

為鞏固與其客戶之業務關係，本集團之市場推廣隊與彼等均保持定期接觸。董事認為，這樣可了解家居家具市場不時之最新取向及品味，並抓緊潛在商機更為有利。

為緊貼家居家具在顏色、物料及格調方面之最新趨勢，本集團之市場推廣隊亦從雜誌及產品名錄搜集資料及出席展覽會及展銷會。本集團亦參與主要全國及國際展銷會及銷售展覽會。於上述展覽會及展銷會，本集團之市場推廣隊不單緊貼家居家具市場最新趨勢及發展，同時亦會推廣本公司之產品及物色本集團之潛在客戶。

除出席展覽會及展銷會外，本集團之貨品亦透過如自行印製之報章及宣傳冊子等其他一般市場推廣方式宣傳本集團之產品。

品質控制

董事相信，本集團致力生產優質產品及注重嚴緊品質控制，乃本集團得以成功之主要原因。本集團於一九九九年八月獲德國TÜVCERT Certification Body of Rheinisch － Westfälischer TÜV e.V.頒發ISO9001認證標準。本集團之品質控制隊於最後實際可行日期，由25名員工所組成。本集團為其品質控制及保證員工提供培訓。

本集團之品質控制隊負責確保產品遵守所訂明之品質水準。本集團已採取不斷改進之策略，據此，由採購原料至最後包裝階段之各生產工序均須依循一貫之全面品質管理指引。截至二零零一年十二月三十一日止三個年度各年，本集團在品質控制方面之開支約達218,000港元、325,000港元及312,000港元。

本集團生產工序之品質控制分三個主要階段進行，以符合本集團之品質標準。在採購原料階段時，投入生產之原料均須在生產前以隨機抽樣進行仔細之品質分析。不同原料之隨機抽樣基準不一。被列作低於本集團品質標準之原料均會全部退還予供應商。在生產過程中，生產工序中不同階段將會進行中期品質控制檢查，使任何不尋常之變化可立即發現、調查並予以糾正。未能符合品質標準之產品將從生產工序中除去或棄掉。於生產工序完成時，所有製成品均須再次符合品質保證測試，以確保彼等符合本集團之品質標準。

本集團於截至二零零一年十二月三十一日止三個年度內並無任何銷售退貨，亦無接獲任何投訴。董事亦指示，本集團並無提供任何保用期。

競爭

董事認為，中國家具市場競爭激烈。然而，現時香港及中國專攻優質家居家具產品，而經營規模又與本集團可資比較之直接競爭對手為數不多。董事有把握藉其在市場上已建立之領導地位、信譽、優勢及產品開發，本集團在價格、品質、設計及分銷網絡方面均較其競爭對手有較大之競爭優勢。

知識產權

本集團已將不同商標及產品設計在中國及香港進行註冊，亦申請於中國及香港註冊商標，有關詳情載於本招股章程附錄四「有關業務之其他資料」一節中「本集團之知識產權」一段。

董事

執行董事

謝錦鵬先生，47歲，本公司主席。彼於一九九七年創辦本集團，負責本集團之整體策略策劃及制訂公司政策。創辦本集團前，謝先生曾於一間香港上市公司出任副董事總經理。謝先生於國際貿易及中國貿易業務方面積逾十三年經驗，亦為香港會計師公會資深會員。

林岱先生，39歲，本公司副主席兼執行總裁，亦為本集團之共同創辦人。林先生負責本集團之整體策略策劃、銷售及分銷運作，以及業務及產品發展。創辦本集團前，彼於中國貿易及家具業務方面積逾十五年經驗。林先生現時為廣州市家具協會副主席、中國家具協會執行理事及國際傢俬裝飾業(香港)協會常務理事及香港傢俬裝飾廠商總會永久會長，以及中南林學院建築工程學院家具設計之客席教授。林先生為執行董事林寧女士之兄長。

林寧女士，30歲，本集團執行董事。負責本集團採購及日常運作。林女士於會計及管理方面積逾十年經驗。彼於一九九八年加入本集團，出任財務經理，並於一九九九年獲委任為本集團內一家公司之董事。林女士為林岱先生之胞妹。

謝錦鵬先生、林岱先生及林寧女士已各自與本公司及本集團其一成員公司訂立服務合約，自二零零二年五月一日起，初步為期兩年。任何一方訂約方可事先向另一方作出不少於兩個月之書面通知，以終止服務合約，通知期不得於首年內任何時間屆滿。

根據服務合約，董事可酌情增加應付予各執行董事之酬金，每年不多於15%。彼等各自可獲得酌情花紅，惟根據與本公司訂立之服務合約每年支付予所有董事之花紅總額，不得超過本集團除税及少數股東權益後但未計非經常性及特殊項目之經審核綜合純利(「溢利」)5%。各執行董事將會就任何董事會會議上提呈有關其年薪、酌情花紅及其他津貼之決議案放棄投票，亦不計算於法定人數內。

根據上述由二零零二年五月一日起至二零零三年四月三十日之首年服務合約，執行董事之基本年薪總額將如下：

	港元
謝錦鵬先生	2,639,000
林岱先生	2,600,000
林寧女士	637,000

各執行董事亦可獲發一切合理之實付費用及醫療費用。

除上文所披露者外，董事並無與本集團任何成員公司訂立任何服務協議(不包括於一年內屆滿或由僱主釐定而不用支付賠償金(法定賠償金除外)之合約)。

獨立非執行董事

曹廣榮先生，68歲，前任香港政府政務司。於一九七七年，曹先生獲委任為往日內瓦之特使，並於一九八一年統領工業貿易署。於一九八三年，曹先生領導政府新聞處，並於一九八八年獲委任為政務司，其於一九九二年二月退任該職位。彼目前為Prima Consultants Limited之主席，亦為多間香港公司之董事。

馬明輝先生，37歲，為多個中國及香港技術項目之發起人及早期投資者、加拿大安大略特許會計師公會會員及曾於一間國際會計公司工作數年。馬先生於一九八五年獲取加拿大University of Calgary商學士學位。彼為一間在聯交所創業板上市之公司衝浪平台軟件國際有限公司之主席。

審核委員會

本公司於二零零二年五月一日成立審核委員會，遵照上市規則附錄14所載最佳應用守則制訂書面職權範圍。審核委員會之主要職責為審核及監督本集團之財務申報過程及內部監控制度。

審核委員會包括兩名成員，由獨立非執行董事曹廣榮先生及馬明輝先生組成。

高級管理層

陳永傑先生，30歲，本集團財務總監兼本公司公司秘書，負責本集團財務管理及公司秘書事務。彼持有莫納西大學商業學士學位。於二零零一年十月加入本集團前，彼曾於黎樊會計事行及安永會計師事務所出任核數師，於核數、會計及財務工作方面積逾五年經驗。彼為香港會計師公會會員及澳洲執業會計師。

曾樂進先生，30歲，本集團內部審計部門經理。彼於一九九九年五月加入本集團，負責本集團內部審計及整體系統保證，於企業管理方面積逾八年經驗。彼持有廣東商學院大都會經濟及管理學士學位，主修統計學。

任奎先生，31歲，本集團銷售A隊之經理。彼於一九九七年加入本集團，負責中國西北部、西南部及部分南部及中部地區之銷售。彼於市場發展方面表現出色，並已為本集團於中國不同地區建立廣泛之銷售網絡。

湯永新先生，34歲，本集團銷售B隊之經理，負責地區覆蓋中國東北部、北部、東部及部分南部及中部地區。彼於一九九七年加入本集團，於家具銷售及市場推廣方面擁有豐富經驗，與中國不同地區之客戶建立良好業務關係。

吳遠成先生，28歲，一般行政部門經理，於一九九九年加入本集團，負責一般行政、人事事務及後勤服務。彼畢業於西南農業大學經濟貿易學院，主修會計及審計。彼於公司行政方面擁有多年經驗。

員工

員工人數概覽

於最後實際可行日期，本集團合共聘用789名員工及工人。按職能及地區將其勞動力分析如下：

	香港	中國	總計
管理	3	8	11
行政、財務及物流	2	96	98
銷售及市場推廣、產品發展	3	43	46
製造及品質控制	2	632	634
總計	10	779	789

本集團與員工之關係

董事相信，本集團之人力資源乃其最寶貴之資產。本集團與其僱員之間從未出現任何重大問題或因勞資糾紛而引致經營中斷，或招聘及保留經驗豐富之員工方面之任何困難。董事認為，本集團與其員工保持良好關係。

福利計劃

本集團於二零零零年十二月加入強制性公積金計劃。根據香港法例第485章強制性公積金計劃條例，本集團須對基金作每月供款，供款額為各名香港僱員薪金之5%（就各僱員而言，最多達1,000港元）。

根據有關之中國條例，由二零零零年七月一日起，萬利寶須參與中國有關地區政府當局管理之僱員退休計劃，並為其合資格僱員作出供款。萬利寶為該等合資格僱員承擔之供款，目前按廣州社會勞動保險管理局宣佈之廣州平均年薪11%計算。

購股權計劃

根據本公司全體股東於二零零二年四月二十六日通過之決議案，本集團已有條件採納購股權計劃，據此，購股權計劃之合資格參與者可獲授購股權，以認購股份。購股權計劃之主要條款概述於本招股章程附錄四「購股權計劃」一節。

主要股東

就董事所知，緊隨股份發售及資本化發行完成後，以下人士將直接或間接擁有本公司任何股東大會上10%或以上之投票權：

名稱	股份數目	投票權百分比
Crisana(附註1)	86,250,000	37.5%
Silver Wave(附註2)	86,250,000	37.5%
謝錦鵬先生(附註1)	86,250,000	37.5%
林岱先生(附註2)	86,250,000	37.5%

附註：

1. Crisana為該86,250,000股股份之登記股東，其所有已發行股本由董事謝錦鵬先生實益擁有。

2. Silver Wave為該86,250,000股股份之登記股東，其所有已發行股本由董事林岱先生實益擁有。

法定：		港元
2,000,000,000	股股份	200,000,000
已發行及將予發行、繳足或入賬列為繳足：		
2,000,000	股於本招股章程刊發日期已發行之股份	200,000
187,750,000	股根據資本化發行將予發行之股份	18,775,000
40,250,000	股根據股份發售將予發行之新股	4,025,000
總計：		
230,000,000	股股份	23,000,000

附註：

假設

上表假設股份發售及資本化發行將成為無條件，並據此配發及發行股份。

並無計及因行使根據購股權計劃授出之購股權而可能配發及發行或本公司根據下文所述之一般授權而可能配發及發行或購回之任何股份。

地位

發售股份與所有已發行或將予發行之股份享有完全同等權益，並有權享有本招股章程刊發日期後就股份所宣派、作出或派付之一切股息或其他分派(包括所宣派、作出或派付之任何資本化發行)，惟根據資本化發行所享有之配額除外。

購股權計劃

本公司已有條件採納購股權計劃。根據購股權計劃，全職僱員(包括本公司及其附屬公司之執行董事、顧問及受薪顧問)可獲授購股權，有權認購最多達本公司於批准購股權日期已發行股本(當計及根據本公司任何其他購股權計劃可予發行之任何證券)10%(或(倘適用)根據上市規則第17章或由聯交所可能不時批准之較高百分比)之股份(不包括根據購股權計劃可能獲配發及發行之股份總數)。購股權計劃之主要條款概要載於本招股章程附錄四「購股權計劃」一節。

配發及發行股份之一般授權

董事已獲授一般無條件授權，以配發、發行及買賣股份，惟總面值不得超過下列兩者之總和：

1. 緊隨股份發售及資本化發行完成後已發行股份之總面值20%；及

2. 本公司根據購回授權(見下文)購回本公司股份(如有)之總數。

此項授權並無授權董事根據供股、以股代息計劃或類似安排(根據本公司組織章程細則配發及發行股份，以代替全部或部分股息而作出之安排)或根據行使附於任何認股權證或於通過有關決議案日期前可轉換作股份之任何證券之任何認購權或轉換權，或行使根據購股權計劃授出之購股權或根據股份發售或資本化發行而配發及發行股份。

此項授權將於下列日期中最早者屆滿：

- 本公司下屆股東週年大會結束時；或
- 法例或本公司組織章程細則規定本公司舉行下屆股東週年大會之限期屆滿時；或
- 本公司股東於股東大會上通過普通決議案修訂或撤回此項授權時。

有關此項一般授權之進一步詳情，請參閱本招股章程附錄四「有關本公司之其他資料」一節「本公司全體股東於二零零二年四月二十六日通過之決議案」一段。

購回股份之一般授權

董事已獲授一般無條件授權，以行使本公司一切權力購回股份，惟總面值不得超過緊隨股份發售及資本化發行完成後已發行股份總面值之10%。

此項授權只准許在聯交所或股份上市(而證監會及聯交所就此認可)之其他證券交易所根據上市規則進行購回。有關上市規則之概要載於本招股章程附錄四「有關本公司之其他資料」一節「本公司購回其本身股份」一段。

此項授權將於下列日期中最早者屆滿：

- 本公司下屆股東週年大會結束時；或
- 法例或本公司組織章程細則規定本公司舉行下屆股東週年大會之限期屆滿時；或
- 本公司股東於股東大會上通過普通決議案修訂或撤回此項授權時。

有關此項一般授權之進一步詳情，請參閱本招股章程附錄四「有關本公司之其他資料」一節「本公司全體股東於二零零二年四月二十六日通過之決議案」一段。

債務

借貸

於二零零二年三月三十一日(即本招股章程刊發前就確定本債務聲明所載資料之最後實際可行日期)營業時間結束時，本集團尚未償還之有抵押銀行貸款總額約為3,738,000港元。

抵押

本集團之借貸以位於中國廣州增城市兩幅租賃土地作抵押。

或然負債

於二零零二年三月三十一日，本集團並無重大或然負債。

流動資金、財務資源及資本結構

借貸及銀行信貸

本集團一般透過內部產生之資源及其於中國之往來銀行所提供之銀行信貸，撥付業務所需。

於二零零二年三月三十一日(即本債務聲明之最後實際可行日期)，本集團已取得銀行信貸合共約3,700,000港元，其中約3,700,000港元已被動用及以位於中國廣州市增城兩塊租賃土地作抵押。

董事對流動資產淨值狀況之意見

根據本集團於二零零二年三月三十一日之未經審核合併管理賬目，本集團之流動資產淨值約為11,100,000港元，其中包括流動資產約59,700,000港元(主要為預付款項、按金及其他應收款項約6,900,000港元、存貨約28,000,000港元、應收貿易款項約6,600,000港元、應收董事款項約為6,900,000港元，以及現金及銀行結餘約11,300,000港元)及流動負債約48,600,000港元(主要為附息銀行貸款約3,700,000港元、應付貿易款項約18,500,000港元、其他應付款項及應計款項約10,400,000港元及應付稅項約16,000,000港元)。

應收董事款項已於二零零二年四月二日償付。

董事認為，經計及內部產生之資金、現時可動用之銀行信貸及股份發售之估計所得款項淨額後，本集團擁有充裕營運資金應付其目前所需。

股息

於二零零二年四月二日，本公司一家附屬公司宣派特別股息10,000,000港元，並其後從本集團之內部資源中支付予於二零零二年四月二日名列股東名冊之本集團當時之股東。該項特別股息乃為表揚本集團當時之股東所作出之貢獻而支付。本集團於二零零一年十二月三十一日及二零零二年三月三十一日之槓桿比率(負債總額／資產總額)分別約為54%及46%。

免責聲明

除上述或本文件其他部分所披露者外，且不計及集團內公司間之負債，於二零零二年三月三十一日營業時間結束時，本集團並無任何已發行及未發行或同意將予發行之借貸資本、未償還銀行透支及承兑負債(一般商業票據除外)或其他類似債務、債券、按揭、押記或貸款或承兑信貸、融資租約或租購承擔或擔保或重大或然負債。

董事確認，本集團之債務及或然負債自二零零二年三月三十一日以來並無任何重大變動。

上市規則應用指引第19項

董事確認，於本公司股份在聯交所上市後，彼等並不知悉任何須根據上市規則應用指引第19項作出披露之情況。

營業記錄

下表乃本集團截至二零零一年十二月三十一日止三個年度各年之合併業績概要，乃摘錄自會計師報告，及假設本集團現時之架構於整個回顧期間已存在而編製。會計師報告全文載於本招股章程附錄一。

		截至十二月三十一日止年度		
		一九九九年	二零零零年	二零零一年
	附註	千港元	千港元	千港元
營業額	(1)	102,823	143,669	164,758
銷售成本		(66,958)	(93,654)	(101,892)
毛利		35,865	50,015	62,866
其他收入		569	887	669
銷售及分銷開支		(4,197)	(5,355)	(5,345)
行政開支		(4,319)	(13,721)	(19,805)
其他經營開支		–	(500)	(668)
經營業務溢利		27,918	31,326	37,717
融資成本		–	–	(102)
除稅前溢利		27,918	31,326	37,615
稅項		(3,475)	(4,715)	(5,138)
股東應佔日常業務純利		24,443	26,611	32,477
股息		13,000	15,000	18,600
每股盈利－基本	(2)	12.9仙	14.0仙	17.1仙

附註：

(1) 營業額指售出貨品之發票淨值(已扣除貿易折扣及退貨)。

(2) 截至二零零一年十二月三十一日止三個年度各年之每股基本盈利，乃根據截至二零零一年十二月三十一日止三個年度各年之股東應佔日常業務純利，並假設已發行及可發行之股份為189,750,000股計算。該批股份包括於本招股章程刊發日期已發行之2,000,000股股份，以及根據資本化發行將予發行之187,750,000股股份，詳情見本招股章程附錄四「有關本公司之其他資料」一節「本公司全體股東於二零零二年四月二十六日通過之決議案」一段。

截至二零零一年十二月三十一日止三個年度各年，董事酬金分別約達1,383,000港元、6,339,000港元及9,281,000港元。截至二零零零年十二月三十一日止年度，董事酬金增加約4,956,000港元，以反映董事對本集團業務得以成功所付上之努力。

本集團若干成員公司於截至二零零一年十二月三十一日止三個年度分別宣派及支付股息13,000,000港元、15,000,000港元及18,600,000港元。該等股息分別佔同期股東應佔本集團日常業務之純利約53%、56%及57%。該等股息乃全數以本集團之內部資源撥付。

於二零零二年四月二日，本公司附屬公司宣派特別股息10,000,000港元，並其後於二零零二年四月二日從本集團之內部資源中支付予當時名列股東名冊之本集團股東。該項特別股息乃為表揚本集團當時之股東所作出之貢獻而支付。

本集團於二零零一年十二月三十一日及二零零二年三月三十一日之槓桿比率（負債總額／資產總額）分別約為54%及46%。

概覽

本集團之營業額由截至一九九九年十二月三十一日止年度約103,000,000港元增長至截至二零零一年十二月三十一日止年度約165,000,000港元，平均每年增長率約為26%。經營業務溢利由截至一九九九年十二月三十一日止年度約28,000,000港元增長至截至二零零一年十二月三十一日止年度約38,000,000港元，平均每年增長率約為16%。股東應佔除稅後純利由截至一九九九年十二月三十一日止年度約24,000,000港元增加至截至二零零一年十二月三十一日止年度約32,000,000港元，平均每年增長率約為15%。

截至一九九九年、二零零零年及二零零一年十二月三十一日止三個財政年度之營業額及溢利增長之主要原因，是由於本集團之生產能力及分銷網絡迅速擴展。本集團從規模經濟及顧客對其品牌認識而獲益。

截至一九九九年十二月三十一日止年度

截至一九九九年十二月三十一日止年度，本集團之營業額錄得約103,000,000港元，毛利約為35%。該年採納一套管理策略透過以較低價格推出一系列產品，以及由於向其分銷商及專賣店提供優惠價格，使其客戶基礎及市場佔有率擴大。

此外，為配合本集團之迅速擴展，本集團已於中國廣州增城仙村鎮開始興建特別為生產家具而設計之生產廠房。該生產廠房於一九九九年最後一季開始投入生產。

股東應佔純利達24,000,000港元，即邊際純利約為24%。

截至二零零零年十二月三十一日止年度

新生產廠房使本集團之產量增加，加上透過分銷商及專賣店建立之穩固客戶基礎及分銷網絡，本集團之營業額進一步增長至約144,000,000港元，較截至一九九九年十二月三十一日止年度上升約40%。邊際毛利約為35%。

中國廣東省之新生產廠房於一九九九年底開始投入生產，進一步增加本集團之每月產量至4,000套。中國分銷商之數目由一九九九年約200間增加至二零零零年約260間。

股東應佔純利約為27,000,000港元，即邊際純利約為19%。邊際純利有所下跌主要由於董事酬金增加約4,956,000港元所致，從而反映董事對本集團業務得以成功所付出之努力。

截至二零零一年十二月三十一日止年度

截至二零零一年十二月三十一日止年度，本集團之營業額約為165,000,000港元，邊際毛利較截至二零零零年十二月三十一日止年度由約35%上升至約38%。邊際毛利增長之原因，乃主要由於新生產廠房之生產力上升及以「金騎士」之品牌推出新產品系列，而該品牌在市場上反應良好。

稅務

本集團若干成員公司之稅務承擔

截至二零零一年十二月三十一日止三個年度，於中國以外地區主要從事買賣家具之Umbrella及Coralview分別佔本集團銷售額約100%、85%及78%，而本集團餘下之銷售則由萬利寶進行。Umbrella及Coralview已委任澳門代理商，向本集團提供服務，包括接收銷售訂單、發出銷售發票及協助彼等發出採購訂單。客戶透過中國之獨立進出口公司向Umbrella及Coralview發出採購訂單，而Umbrella及Coralview則向委任澳門代理商發出採購訂單。Umbrella及Coralview所委任之澳門代理商收到客戶採購訂單後，隨即會向進出口公

司發出採購訂單，而進出口公司則向百興或萬利寶發出製造訂單。交付製成品則由進出口公司進行。英屬處女群島服務公司亦透過分別向Umbrella及Coralview間歇性提供設計、品質控制及客戶服務，向本集團提供服務，並派員往中國作短期探訪。澳門代理商可就提供上述服務而有權每月收取一筆定額服務費。

本集團已就Umbrella、Coralview及英屬處女群島服務公司在現有中國稅制下之稅務狀況，徵詢中國法律顧問之意見，現概述如下：(i)由百興或萬利寶曾或現負責在中國製造Umbrella及Coralview之所有產品，因此百興或萬利寶有責任遵守有關中國稅務事宜，而非Umbrella或Coralview須負之責任；及(ii)有關由BVI服務公司所提供之服務方面，由於英屬處女群島服務公司之員工出差至中國作短期探訪所提供之服務均屬間歇性質，故毋須遵守任何中國稅務事宜。董事同意中國法律顧問之意見，即Umbrella、Coralview及英屬處女群島服務公司毋須繳納中國所得稅，因此，毋須遵守任何中國稅務事宜，且毋須就該等公司向中國稅務機關報稅。

然而，現時不能排除中國稅務機關在評核英屬處女群島服務公司之稅務狀況時，可能會考慮到若干其他因素，如英屬處女群島服務公司之員工間歇性出差往中國，並視之為該等公司可能會在中國成立之根據。鑒於上述含糊之處，為審慎起見，董事已按英屬處女群島服務公司之估計應課稅溢利為中國所得稅作出撥備，目前為33%。於二零零一年十二月三十一日，該項撥備約達8,600,000港元。本集團之申報會計師認為稅務撥備之基準及計算合理。

本集團亦已就Umbrella及Coralview在現有澳門稅制下之稅務狀況，徵詢其澳門法律顧問之意見。有關由Umbrella及Coralview聘用澳門代理商一事，由於Umbrella及Coralview之業務並不涉及在澳門交付或分銷貨品、或現金交收，故並無特定條文令Umbrella及Coralview在上述安排下須施加或視為澳門之任何所得稅。然而，現時不能排除澳門財政部在評核Umbrella及Coralview整體之稅務狀況時，可能會考慮到若干其他因素，如澳門代理商在澳門接受銷售訂單，並視該等因素為Umbrella及Coralview可能會在澳門成立之根據。倘澳門財政部採取此立場，亦可能會對Umbrella及Coralview施加罰款，而各公司的最高罰款額為100,000澳門元。鑒於上述含糊之處，為審慎起見，董事已就為Umbrella及Coralview產生之溢利按澳門入息稅15.75%作出撥備，而本集團於二零零一年十二月三十一日之綜合資產負債表已作出約6,100,000港元之應付稅款累計撥備。申報會計師認為稅務撥備之基準及計算合理。

董事亦作出承諾，只要本集團日後之經營模式或影響到Umbrella、Coralview及英屬處女群島服務公司之中國及澳門税務法例及慣例維持不變，將於未來繼續就該等公司之營業額作出中國所得税及澳門入息税撥備(僅為審慎起見)。在上述含糊之處不再存在時，累計撥備才會予以撥回。

本集團於截至二零零一年十二月三十一日止三個年度並無賺取須繳付香港税項之任何應課税溢利。

萬利寶於一九九九年七月在中國成立。由於萬利寶自該日起並無賺取任何溢利，因此中國税務機關並無發出税項評審文件。

物業權益

本集團於中國持有之物業權益

根據廣州增城市仙村鎮經濟發展總公司與香港皇朝於一九九九年四月二十六日簽署之一項協議，本集團擁有位於中國廣東省增城市仙村鎮基崗村石井窿之兩塊相連之土地、26幢樓宇及建築物。該物業之總土地面積約為75,208平方米，總建築面積約為35,820平方米。萬利寶已獲授作工業用途之土地使用權，而其年期直至二零四八年十二月二十四日為止(就該塊佔地60,004平方米之土地而言)及直至二零四八年十二月二十九日為止(就該塊佔地15,204平方米之相連土地而言)。本集團於該等物業進行經營用途，例如生產、品質控制、設計、銷售及市場推廣、財務及管理、客戶服務、倉庫及員工宿舍。

本集團於香港租賃之物業

本集團於香港租賃一項物業，作為研究及開發、陳列室及配套辦公室用途，由一九九九年十二月十八日起至二零零二年十二月十七日止，為期三年。該物業租賃自一名與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人概無關連之獨立第三者。

由嘉漫測量師有限公司為本集團物業權益於二零零二年二月二十八日之估值約為51,000,000港元。嘉漫測量師有限公司編製之函件全文、本集團物業權益之估值概要及估值證書載於本招股章程附錄二。

股息

董事預期，日後之中期及末期股息將分別於每年十月及六月或前後派付，中期股息一般佔每年預期股息總額約三分之一。股息之宣派、派付及數額將由董事酌情決定，且將視

乎本集團之盈利、財務狀況、現金需求及可動用狀況、中國有關法律之規定及所有其他有關因素。

可供分派儲備

本公司於二零零一年十一月八日於開曼群島註冊成立。於二零零一年十二月三十一日，本公司並無任何可供分派予其當時股東之儲備。

營運資金

經計及可供本集團動用之財務資產(包括內部產生之資金、可供動用之銀行信貸及發售新股之估計所得款項淨額)後，董事認為，本集團擁有充裕營運資金以應付其目前所需。

經調整有形資產淨值

以下為本集團之備考經調整有形資產淨值報表，乃根據本集團於二零零一年十二月三十一日之經審核合併資產淨值(見會計師報告，全文載於本招股章程附錄一)而編製，並經作出以下調整：

	千港元
本集團於二零零一年十二月三十一日之經審核合併有形資產淨值(載於本招股章程附錄一會計師報告)	45,330
本集團截至二零零二年三月三十一日止三個月之未經審核除税後合併溢利	11,945
於二零零二年四月二日支付之特別股息	(10,000)
本集團於二零零二年二月二十八日估值物業之盈利(附註1)	26,742
發售新股之估計所得款項淨額	33,000
經調整有形資產淨值	107,017
經調整每股有形資產淨值(附註2)	46.5仙

附註：

(1) 該等估值之盈餘將撥入本集團截至二零零二年十二月三十一日止年度之財務報表。

(2) 經調整每股有形資產淨值已計入本節所述之調整，並按照緊隨股份發售及資本化發行完成後預期已發行股份合共為230,000,000股計算，惟並無計及因行使根據購股權計劃可能授出之購股權而將予配發及發行，或本公司根據本招股章程附錄四「有關本公司之其他資料」一節「本公司全體股東於二零零二年四月二十六日通過之決議案」一段所述授予董事配發及發行或購回股份之一般性授權而可能配發及發行或購回之任何股份。

無重大不利變動

董事確認，自二零零一年十二月三十一日(編製本集團最近期之合併財務報表之日期)以來，本集團之財務或貿易狀況或前景並無任何重大不利變動。

未來計劃及前景

為加強本集團之盈利能力及未來發展，董事擬(i)不常引進新產品系列；(ii)進一步發展其現有銷售及分銷網絡；及(iii)提高出產量、效率及產品質素。

引進新產品系列

本集團得以成功之其中一項關鍵因素，是不斷引進新產品系列。以「金騎士」為例，於二零零一年五月中或前後引進市場之短短數個月內，「金騎士」品牌產品之每月營業額已遠遠超出「皇朝」品牌產品之每月營業額，可見所說非虛。本集團目前擁有之三條新產品系列，可隨時進軍市場，而董事正計劃投入更多資源發展及推出該等新產品系列，從而擴大市場佔有率及透過吸引不同階層及年齡組別之最終用家客戶而增加其分銷商數目。

進一步發展其現有銷售及分銷網絡

董事對有關中國未來之經濟發展抱樂觀態度，且相信優質生活方式之需求一般將隨着經濟增長而提高。董事認為，本集團將從中國增長經濟中受惠。藉其中國之生產廠房，董事認為，本集團在日後捉緊該需求之提高將佔盡優勢。為增加其市場佔有率，本集團擬進一步擴展其中國分銷網絡。

提高生產量、效率及產品質素

為配合引進新產品系列及擴展其現有銷售及分銷網絡，本集團擬將其機器及設備升級，及透過興建一幢新工廠樓宇及產品之新生產系列以提高其生產量。董事相信，購入更多先進機器亦將改善產品質素。

憑藉上述之業務策略，董事認為，股份於聯交所上市將為本集團提供一個可利用資本市場之新途徑及提高其公司形象，這是符合本集團未來增長及發展利益之做法。

所得款項用途

發售新股所得款項淨額在扣除有關費用後，估計約達33,000,000港元。董事目前擬將該筆所得款項淨額用作以下用途：

- 約10,000,000港元用作興建一幢新工廠樓宇；
- 約12,000,000港元用作提升及購買機器及設備；
- 約5,000,000港元用作市場推廣及宣傳開支；及
- 餘額約6,000,000港元則用作本集團之一般營運資金。

倘該筆發售新股所得款項淨額並不即時用作上述用途，則董事目前擬將款項存入香港之財務機構及／或持牌銀行作短期存款。

包銷商

配售包銷商

金利豐證券有限公司
大福證券有限公司
嘉洛證券有限公司

公開發售包銷商

大福證券有限公司
嘉洛證券有限公司

主分包銷商

首運證券有限公司

包銷安排及開支

配售及包銷協議

根據配售及包銷協議，本公司按發售價提呈公開發售股份以供認購，惟須受本招股章程及有關申請表格之條款及條件所規限；另本公司及賣方亦按發售價提呈配售股份以供認購，惟須受本招股章程之條款及條件所規限。

待(其中包括)聯交所上市委員會於二零零二年六月一日或之前(或金利豐(代表包銷商)與本公司及賣方可能以書面協定之較後日期)批准本招股章程所述已發行及將予發行之股份上市及買賣，根據配售之條款及條件，配售包銷商已個別同意認購或購買或促使認購人購買配售股份，及根據本招股章程及有關申請表格之條款及條件，公開發售包銷商已個別同意認購或促使認購人認購根據公開發售現正提呈以供認購及根據公開發售未獲認購之公開發售股份。

終止之原因

倘於寄發股票日期前之營業日下午六時正之前發生若干事件(包括不可抗力事件)，則包銷商認購或購買或促使認購人或買方認購或購買發售股份之責任可予終止。金利豐(代表包銷商)全權認為，該等事件包括以下情況：

(i) 下列事件發生、出現或生效：

(a) 任何法院或其他管轄機關之任何新法例或規則或現行法例或規則有任何變動或有關法律之詮釋或應用有任何轉變，而按保薦人代表包銷商合理認為對或可能對本集團整體業務或財務狀況或前景造成重大不利影響；或

(b) 香港、中國、美國、英屬處女群島、開曼群島、全國性、地區性或國際性之金融、政治、軍事、工業、財政、監管、經濟貨幣、外滙管制、股票或其他金融市場狀況、前景、情況或事宜有任何轉變；或

(c) 香港或國際證券市場狀況(或影響該等市場其中一環之狀況)有任何變化，為免疑慮，包括任何該等市場之指數水平或交投量之任何重大轉變；或

(d) 於不影響上述(b)及(c)分段之情況下，聯交所因特殊金融狀況或其他原因而凍結或暫停證券買賣或對證券買賣施加重大限制；或

(e) 涉及對香港、中國或開曼群島税務或外滙管制造成預期轉變之改變或發展，而將或可合理預期對本集團整體或本公司現時或潛在股東造成重大不利影響者；或

(f) 美國或歐洲聯盟(或其任何成員國)以任何形式對香港或中國施加經濟制裁、收回貿易特權、禁運、禁制或禁止進口及出口；或

(g) 對本集團任何成員公司有威脅或展開之任何重大訴訟或索償；或

(h) 任何天災、戰爭、暴動、治安不靖、群眾騷亂、火災、水災、爆炸、疫症、恐怖活動、罷工或工廠停工出現、發生或生效；

及令保薦人代表包銷商全權認為股份發售之成功有或可能有重大不利影響或令股份發售成為不智之舉或不宜繼續進行之任何事項；或

(ii) 倘若保薦人代表包銷商得悉任何事情或事項顯示配售及包銷協議所載任何聲明及保證不實或不確，或倘於發生後立即重複將於保薦人代表包銷商認為重大之任何方面不實或不確，或顯示配售及包銷協議所載任何承諾或於配售及包銷協議訂明由本公司、賣方、主要股東及執行董事承擔或履行之其他責任或承諾於按保薦人代表包銷商認為屬重大之任何方面未獲遵守；或

(iii) 本招股章程所載任何聲明在任何重大方面成為或被發現為不實、不確或誤導；或

(iv) 出現或被發現倘本招股章程於當時刊發則構成重大遺漏之事項；或

(v) 本集團任何成員公司之業務或財務或經營狀況或前景出現任何不利轉變而保薦人代表包銷商合理認為對股份發售屬重大者。

承諾

Crisana、Silver Wave、謝錦鵬先生及林岱先生(統稱主要股東及執行董事)已共同及個別向本公司及包銷商作出承諾及契諾：

(i) 在未獲保薦人代表包銷商事先書面同意前(不論聯交所同意與否，其可全權酌情保留授出該等同意)，不會並促使其聯繫人或其控制之公司不會於股份首次開始於聯交所買賣當日起六個月期間內，出售(包括但不限於增設任何購股權、押記或其他

留置權或權利)任何於緊隨股份發售及資本化發行完成後，由其擁有或直接或間接擁有權益之任何股份或當中任何權益(或任何因而產生或衍生之本公司其他股份、證券或權益)或出售(包括(但不限於)增設任何購股權、押記或其他留置權或權利)任何由其控制並為任何該等股份之實益擁有人之任何公司任何股份，而上述限制不適用於股份首次開始於聯交所買賣當日後由其或其任何聯繫人或購入之任何股份；

(ii) 在未獲保薦人代表包銷商事先書面同意前，於上文(i)段所指之六個月期間屆滿後開始之另一個六個月期間內，不會且將促使其任何聯繫人或其控制之公司不會，出售(包括(但不限於)增設任何購股權、押記或其他留置權或權利)上文(i)段所述之任何股份或權益，或倘於緊隨出售(包括(但不限於)增設任何購股權、押記或其他留置權或權利)由其控制並為任何有關股份之實益擁有人之任何公司之任何股份後，彼等任何人士(不論個別或全體)將終止作為本公司之控股股東(定義見上市規則)或擁有由其控制(即香港公司收購及合併守則不時指定可觸發強制性全面收購建議之30%以上權益或較低數目)並擁有任何股份之任何公司之控制權；及

(iii) 倘於上文(i)段所指之六個月期間屆滿後出售任何上文(i)段所述股份或權益，則本公司將作出一切合理措施以確保該等出售不會造成虛假或混亂之股份市場。

本公司向包銷商作出承諾及契諾，及賣方、主要股東及執行董事各自向包銷商作出承諾及契諾促使，在未獲得保薦人代表包銷商之事先書面同意(不得無故拒絕或延誤作出該等同意)前，除根據股份發售、資本化發行、根據購股權計劃授出任何購股權，或行使根據購股權計劃授出之任何購股權或根據本公司組織章程細則進行任何以股代息計劃或類似計劃以配發及發行股份代替全部或部分股息以外，本公司將不會(i)於股份首次開始於聯交所買賣當日起計六個月期間內，發行或同意發行本公司或其任何主要附屬公司(定義見上市規則附錄7b第17(2)段)任何股份或證券或授出或同意授出任何購股權、認股權證或其他可認購或以其他方式轉換或交換本公司或其任何主要附屬公司(定義見上文)任何證券之權利；及(ii)於上文(i)段所指之六個月期間後另一段六個月期間內，發行或同意發行本公司或其任何主要附

屬公司(定義見上文)任何股份或證券或授出或同意授出任何購股權、認股權證或其他可認購或以其他方式轉換或交換本公司或其任何主要附屬公司(定義見上文)任何證券之權利，而導致緊隨該等發行、同意發行、授出或同意授出後，任何賣方、主要股東及執行董事將個別或聯同其他人士終止為本公司之控股股東(定義見上市規則)或擁有其控制(即香港公司收購及合併守則不時指定可觸發強制性全面收購建議之30%以上權益或較低數目)且擁有股份之任何公司之控制權。

本公司、賣方、主要股東及執行董事已各自向保薦人及包銷商承諾及訂立契約，除取得金利豐(代表包銷商)事先書面同意(不得無故保留或延誤授出該等同意)外，本集團任何成員公司概不得於股份開始於聯交所買賣日期起計六個月期間內購買本公司任何證券。

各賣方及主要股東已與包銷商及金利豐協定及承諾，除取得金利豐(代表包銷商)事先書面同意(該項同意不得無理撤回或拖延)外，彼等不會亦不會促使彼等之聯繫人、其控制之公司，於股份首次於聯交所開始買賣當日起計十二個月期間內，質押、抵押、加以產權負擔或增設由彼等中任何人士或有關公司所直接或間接擁有或持有之任何股份之任何第三者權利。

各賣方及主要股東已向本公司、金利豐及包銷商承諾及訂立契諾，倘金利豐根據上文一段，就任何彼等或有關公司(不論直接或間接)擁有或持有之任何股份質押、抵押、留置或增設第三者權利授出同意，則彼將：

(i) 於訂立該項安排前隨即以書面知會本公司及金利豐(代表包銷商)有關該項安排之詳情；及

(ii) 在收到有關承押人或承押記人指示(口頭或書面)將執行任何被質押或抵押之股份之權利時，隨即知會本公司、金利豐(代表包銷商)有關指示。

本公司已向金利豐(代表包銷商)承諾及訂立契約，當本公司獲知會上文(i)及(ii)段所述事宜後，隨即以書面知會金利豐及聯交所，而本公司須以公佈方式披露該等事宜，並遵照聯交所之一切規定。

各賣方已無條件及不可撤回地向聯交所及本公司承諾，由股份開始在聯交所買賣當日起十二個月期間內，彼等：

(i) 若將任何彼等實益擁有之本公司任何證券或證券權益質押或抵押，便會立即知會本公司有關質押或抵押，連同所質押或抵押之證券數目；及

(ii) 若接獲有關承押人口頭或書面指示，指將出售予以質押或抵押之本公司證券或證券權益，便會立即知會本公司該項指示。

佣金

包銷商將按所有發售股份之發售價總額2.5%收取佣金，並從中支付任何分包佣金。此外，金利豐將收取一項文件費。包銷佣金、文件費、聯交所上市費及交易費、證監會交易徵費、法律及其他專業費用連同所涉及之印刷費，以及有關股份發售之其他開支，估計合共約達10,400,000港元，將由本公司Crisana及Silver Wave，乃按14：3：3之比例承擔。

包銷商於本公司之權益

除包銷商各自根據配售及包銷協議須履行之責任外，包銷商概無於本公司或本集團任何成員公司擁有任何控股權益或擁有可認購或提名他人認購本集團任何成員之證券之任何權利（無論可否依法執行）。

申請認購時應繳付之價格

發售股份之價格為每股股份1.00港元。 閣下亦須另外繳交1%經紀佣金、0.007%證監會交易徵費及0.005%聯交所交易費，即每認購2,000股公開發售股份須繳付2,020.24港元。申請表格內載有一覽表，列明認購若干倍數之2,000股公開發售股份應繳付之準確金額。

股份發售之條件

閣下認購發售股份之申請，須待以下條件達成後，方獲接納：

1. **上市**

聯交所上市委員會批准本招股章程及有關申請表格所述之已發行及將予發行之股份上市及買賣；及

2. **配售及包銷協議**

包銷商根據配售及包銷協議須承擔之責任成為無條件，且該等責任於二零零二年六月一日前並未予以終止。有關配售及包銷協議之詳情、其條件及可予終止之原因，載於本招股章程「包銷」一節。

倘該等條件於二零零二年六月一日或之前無法達成，則 閣下之申請款項將不計利息予以退還。有關退還 閣下之申請款項之條款載於申請表格「退還款項」一段內。

同時， 閣下之申請款項將存於在收款銀行或根據香港法例第155章銀行業條例領有牌照之其他銀行另行開設之一個或以上之銀行戶口內。

股份發售

股份發售包括按發售價公開發售及配售(可按本節所述重新分配)。

合共57,500,000股發售股份將根據股份發售可供申請認購，其中34,500,000股新股及17,250,000股待售股份(合共佔發售股份90%)將根據配售有條件配售予專業、機構投資者及私人投資者。餘下5,750,000股新股(佔發售股份10%)將根據公開發售向香港公眾人士提呈發售，以供認購。配售及公開發售均按下文所述之基準重新分配。

公開發售可供香港所有公眾人士以及機構及專業投資者認購。配售包銷商及公開發售

包銷商已個別同意根據配售及包銷協議之條款分別包銷配售股份及公開發售股份。有關包銷及配售安排之其他詳情載於本招股章程「包銷」一節。

投資者可根據公開發售申請認購發售股份或表示有意根據配售申請認購發售股份，惟不可兩者同時申請。投資者可能只會獲分配根據配售或根據公開發售之股份，惟不會兩者同時獲分配。

配售

本公司以配售方式初步提呈34,500,000股新股而賣方則初步提呈17,250,000股待售股份(兩者合共佔股份發售提呈之發售股份90%)分別以供認購及購買，並可按本節所述重新分配。配售由包銷商悉數包銷。倘公開發售未獲悉數認購，則未獲認購之公開發售股份可重新分配至配售。

根據配售，預期金利豐(代表本公司及賣方)將按發售價有條件將配售股份配售。投資者須於申請認購配售股份時繳付發售價，另加1%經紀佣金、0.007%證監會交易徵費及0.005%聯交所交易費。配售股份須配售予經選定之專業及機構投資者。專業及機構投資者一般包括日常業務涉及買賣股份及其他證券之個別財力雄厚之人士、經紀、交易商及公司(包括基金經理)，以及定期投資於股份及其他證券之企業實體。配售股份不大可能配發予個別散戶投資者，預期彼等須根據公開發售並透過銀行或其他機構申請認購公開發售股份。

本公司將識別及拒絕受理根據配售已獲接納股份(或表示有意接納配售之股份)之投資者之公開發售申請。

在股份發售下之各申請人亦須於呈交之申請表格中作出承諾及確認，彼及彼等作出申請之任何受益人將不會接納根據配售獲分配之任何股份，並無表示或不會表示有意根據配售獲得任何股份，倘上述承諾及／或確認被違反及／或失實(以適用者為準)，則該申請人之申請可遭拒絕受理。

根據配售向專業及機構投資者分配配售股份將考慮多項因素，包括需求水平與時間配合、有關投資者於有關界別所投資之資產或股本資產之總值及預期股份在聯交所上市後該名投資者是否會進一步認購股份，或持有或出售股份。是次分配是有意分配配售股份，以建立一個對本公司及其股東整體有利之專業及機構股東鞏固基礎。

公開發售

本公司以公開發售方式初步提呈5,750,000股新股(佔股份發售提呈之發售股份總數10%)以供認購。公開發售乃由金利豐保薦及經辦，並由公開發售包銷商悉數包銷。

公開發售股份之申請人須於申請時繳付發行價，另加1%經紀佣金、0.007%證監會交易徵費及0.005%聯交所交易費。

申請人但凡申請超過公開發售股份總數之100%將不予受理。重複或擬重複之申請(包括申請超過公開發售股份總數之100%)亦會遭拒絕受理。

倘公開發售未獲悉數認購，金利豐有權按其視為適當之比例，將所有或任何原於公開發售中未獲認購之公開發售股份重新分配至配售。

根據公開發售向投資者分配之公開發售股份僅會按已接獲之有效申請水平而定。配發基準或會因各申請人有效申請之公開發售股份數目而有所不同，惟會嚴格按比例分配。然而，是項分配或須進行抽籤，即若干申請人獲配發之公開發售股份數目可能多於其他申請相同公開發售股份數目之申請人，而抽籤落選之申請人可能不獲配發任何公開發售股份。

超額認購

根據公開發售及配售之發售股份分配，乃視乎已接獲之有效申請水平予以重新分配。倘根據公開發售有效申請之公開發售股份數目，是根據公開發售初步可供公眾人士認購之公開發售股份數目15倍或以上但少於50倍，則將自配售重新分配股份至公開發售，而根據公開發售可供認購之公開發售股份總數，將為17,250,000股公開發售股份，相當於根據可供認購之發售股份總數30%。

倘根據公開發售有效申請之公開發售股份數目，是根據公開發售初步可供認購之公開發售股份數目50倍或以上但少於100倍，則將自配售重新分配至公開發售之股份數目將會增加，而根據公開發售可供認購之公開發售股份總數將為23,000,000股公開發售股份，佔根據股份發售可供認購之發售股份總數40%。

倘根據公開發售有效申請之公開發售股份數目，是根據公開發售初步可供認購之公開發售股份數目100倍或以上，則將自配售重新分配至公開發售之股份數目將會增加，令根據公開發售可供認購之公開發售股份總數增加至28,750,000股公開發售股份，佔根據股份發售可供認購之發售股份總數50%。

在各個情況下，分配至配售之股份數目將相應減少。

認購不足

倘公開發售未獲悉數認購，金利豐(代表包銷商)有權按其視為適當之數目，將所有或任何原於公開發售中未獲認購之公開發售股份重新分配至配售；惟在根據配售具有足夠需求認購該等重新分配股份之情況下，方會進行。倘配售未獲悉數認購，金利豐(代表包銷商)有權按其視為適當之數目，將所有或任何原於配售中未獲認購之配售股份重新分配至公開發售；惟在根據公開發售具有足夠需求認購該等新分配股份之情況下，方會進行。公開發售及配售間之任何重新分配股份將於公開發售結果公佈中披露，預期將於二零零二年五月十三日星期一作出。

所有待售股份之轉讓手續將記錄於本公司於開曼群島之股東名冊總冊內。認購人或承配人(視情況而定)填妥或配售函件中之確認表格(視情況而定)將構成一項不可撤銷之指示，表示就有關獲接納申請所有待售股份之登記，將於寄發股票予配售成功認購人或承配人或彼等指定之人士之前，自本公司於開曼群島之股東名冊總冊剔除並轉入本公司於香港之股東名冊分冊。

應使用之申請表格

閣下如欲以本身名義登記獲發行公開發售股份，請使用**白色**申請表格。

閣下如欲以香港中央結算(代理人)有限公司之名義登記其獲發行公開發售股份，並直接存入中央結算系統，以記存於 閣下之投資者戶口持有人股份賬戶或 閣下指定之中央結算系統參與者股份賬戶，請使用**黃色**申請表格。

附註：公開發售股份並不會供本公司或其任何附屬公司之董事或行政總裁、股份之現有實益擁有人或彼等各自之任何聯繫人認購。

索取申請表格之地點

閣下可在下列地點索取**白色**申請表格及招股章程：

大福證券有限公司
香港
皇后大道中16-18號
新世界大廈
26樓

嘉洛證券有限公司
香港
中環
畢打街11號
置地廣場
告羅士打大廈
3308室

或**渣打銀行**下列任何一間分行：

	分行	**地址**
香港島：		
1.	置地分行	皇后大道中15號置地廣場
2.	德輔道分行	德輔道中4-4a號渣打銀行大廈
3.	交易廣場分行	香港中環康樂廣場8號交易廣場第一座101號舖
4.	禮頓中心分行	銅鑼灣禮頓道77號禮頓中心地下上層12-16號舖
5.	北角中心分行	北角英皇道284號
6.	太古坊分行	鰂魚涌英皇道969號地下
九龍：		
7.	觀塘分行	觀塘輔仁街88-90號
8.	旺角銀行中心分行	旺角彌敦道630-636號銀行中心
9.	尖沙咀分行	尖沙咀加連威老道10號
10.	長沙灣分行	長沙灣長沙灣道828號

新界：

11. 荃灣分行　　　　　荃灣沙咀道263號英皇娛樂廣場地庫1樓

閣下可於下列地點索取**黃色**申請表格及招股章程：

香港結算存管處服務櫃檯
香港
德輔道中199號
維德廣場2樓

或

香港結算客戶服務中心
香港
皇后大道中128-140號
威享大廈高層地下

或可向　閣下之股票經紀索取申請表格。

如何填寫申請表格

每份申請表格均載有詳細指示。　閣下務須小心審閱該等指示。若　閣下並不依照該等指示填寫表格，則　閣下之申請可能遭拒絕受理。

如　閣下透過正式授權代表作出申請，保薦人（以其本身及代表包銷商）在與本公司磋商後可以其酌情權接受申請，而該申請須受其認為適當之任何條件所規限，包括要求　閣下之授權代表出示授權證據。保薦人（以其作為本公司代理之身份）有全權拒絕受理或全部或部分接納任何申請，而毋須給予任何理由。

可遞交之申請表格數量

閣下僅可在下列兩種情況下提交一次以上公開發售股份之申請：

如　閣下為**代理人**，　閣下可以本身名義代表不同擁有人提出一次以上申請公開發售股份，　閣下須在申請表格上註有「由代理人遞交」一欄填上有關**每名**實益擁有人之資料，包括：

- 賬戶號碼；或
- 其他身份識別編號

如　閣下並無填寫上述資料，有關申請將被視為以　閣下之利益提出。

否則，重複申請公開發售股份將不獲接納。

如 閣下或 閣下與聯名申請人或 閣下之任何聯名申請人作出以下任何一項申請，則 閣下之**所有**申請將被視作重複申請而被拒絕受理：

- 以**白色**或**黃色**申請表格提出一份以上之申請；或
- 以一份**白色**或**黃色**申請表格申請向公眾人士初步提呈認購之公開發售股份100%以上；或
- 已根據配售事項獲配發配售股份；或
- 個人或聯同其他人士以**白色**或**黃色**申請表格提交一次申請，並申請認購配售股份。

如以 **閣下之利益**提出一份以上之申請，則 閣下之**所有**申請亦會被視作重複申請而被拒絕受理。倘提出申請者為非上市公司，且

- 該公司之唯一業務為證券交易；及
- 閣下對該公司具有法定控制權，

則該項申請將被視為以 閣下之利益提出。

非上市公司指並無股本證券於聯交所上市之公司。

法定控制權指 閣下：

- 有權控制該公司董事會之組成；或
- 有權控制該公司一半以上之投票權；或
- 持有該公司一半以上已發行股本（並無計算無權參與超逾某特定限額金之溢利或資本分派之任何部分）。

公開發售股份之價格

發售價為每股1.00港元。 閣下亦須支付1%經紀佣金、0.007%證監會交易徵費及0.005%聯交所交易費，即 閣下每認購2,000股公開發售股份須繳付2,020.24港元。申請表格內附一覽表載列申請認購2,000股公開發售股份之若干倍數時應繳付之準確數額。

閣下在申請認購公開發售股份時須繳足發售價、經紀佣金、證監會交易徵費及聯交所交易費。 閣下之股款必須以一張支票或一張銀行本票支付，且須遵照申請表格所載之條款。 閣下之支票或銀行本票於二零零二年五月七日星期二中午十二時前不會過戶。

如 閣下申請成功，經紀佣金將付予聯交所參與者，證監會交易徵費及聯交所交易費則將分別付予證監會及聯交所。

公眾人士－申請認購公開發售股份之時間

填妥之**白色**或**黃色**申請表格連同應付款項，須於**二零零二年五月七日星期二中午十二時正**(或倘認購申請於該日尚未開始登記，則為認購申請開始登記之下一個營業日中午十二時)前一併交回。

閣下填妥之申請表格連同股款，須於下列時間投入「索取申請表格之地點」一段所載之渣打銀行任何一間分行特設之收集箱：

二零零二年五月二日星期四 － 上午九時正至下午四時正
二零零二年五月三日星期五 － 上午九時正至下午四時正
二零零二年五月四日星期六 － 上午九時正至中午十二時正
二零零二年五月六日星期一 － 上午九時正至下午四時正
二零零二年五月七日星期二 － 上午九時正至中午十二時正

認購申請將**由二零零二年五月七日星期二上午十一時四十五分至中午十二時正**開始登記。在申請認購手續結束之前，不會處理公開發售股份之申請以及配發或發行任何該等公開發售股份。

惡劣天氣對開始登記認購申請之影響

如在二零零二年五月七日星期二上午九時正至中午十二時正任何時間在香港發生下列事故，則認購申請將不會開始登記：

- 懸掛八號或以上熱帶氣旋警告信號；或

- 發出「黑色」暴雨警告信號

倘於下一個營業日上午九時正至中午十二時正任何時間在香港並無上述任何兩項警告信號，則認購申請將於該日上午十一時四十五分至中午十二時正開始登記。

營業日指在香港之星期六、星期日或公眾假期以外之日子。

閣下不獲配發任何公開發售股份之情況

申請表格內之附註詳細列載所有　閣下不會獲配發公開發售股份之情況，　閣下務須小心審閱。　閣下尤須注意，在下列兩種情況下，　閣下將不獲配發公開發售股份：

- **如閣下之申請遭撤銷：**

  閣下填妥申請表格後，即表示　閣下同意不撤銷於認購申請開始登記時間後起計第五日前（就此而言，不包括香港之星期六、星期日或公眾假期）作出之申請，除非根據公司條例第40條之規定須對本招股章程負責之人士根據該條例發表公告，表明豁免或限制該名人士對本招股章程所承擔之責任。

  倘　閣下之申請已獲接納，則不得予以撤銷。

- **倘公開發售股份配發事宜變為無效：**

  如聯交所上市委員會並未於下列其中一段時間內批准公開發售股份上市及買賣，則　閣下獲配發公開發售股份一事將為無效：

  - 由認購申請截止登記之日起計三星期內；或
  - 由聯交所上市委員會在登記認購申請截止後三星期內通知本公司之較長期限，惟最長不得超過六星期內。

領取／寄發股票／退款支票及將股票存入中央結算系統

白色申請表格：

倘　閣下已申請1,000,000股或以上公開發售股份，並已在申請表格上表明擬親身領取股票及／或退款支票，可在本公司於報章上公佈寄發股票及／或退款支票之日期（預期為二零零二年五月十三日星期一或之前）上午九時正至下午一時正，親自前往以下地點領取：

登捷時有限公司
香港中環
夏愨道10號
和記大廈4樓

選擇親自領取退款支票之個別人士申請人不得授權任何其他人士代其領取。選擇親自領取之公司申請人須派出獲授權代表持有蓋上其公司印章之公司授權函件領取退款支票。個別人士及公司之授權代表(如適用)於領取時需出示獲登捷時有限公司接納之身份證明。

倘　閣下未有於以上指定之時限內領取股票及╱或退款支票，則股票及╱或退款支票將於二零零二年五月十三日星期一或之前以普通郵遞方式寄往　閣下在申請表格上所示地址，郵誤風險概由　閣下承擔。

倘　閣下已申請1,000,000股以下公開發售股份或倘　閣下已申請1,000,000股或以上公開發售股份，而並無於申請表格上指明於指定之領取時限內，擬親身領取股票及退款支票，則　閣下之股票及退款支票將盡快於二零零二年五月十三日星期一以普通郵遞方式寄往　閣下在申請表格上所示之地址，郵誤風險概由　閣下承擔。

本公司亦不會就任何申請所收取之申請款項發出任何收據，亦不會發出臨時所有權文件。

黃色申請表格：

閣下之股票將以香港中央結算(代理人)有限公司之名義登記，並於二零零二年五月十三日星期一辦公時間結束時，或在未能預料之情況下由香港結算或香港中央結算(代理人)有限公司所定之其他日期，按　閣下之指示直接存入中央結算系統，以記存於　閣下之中央結算系統投資者戶口持有人股份賬戶或　閣下指定之中央結算系統參與者股份賬戶內。

倘　閣下透過指定之中央結算系統參與者(中央結算系統投資者戶口持有人除外)申請：

- 就記存於　閣下指定之中央結算系統參與者(中央結算系統投資者戶口持有人除外)之股份賬戶之公開發售股份而言，　閣下可向該中央結算系統參與者查證　閣下所獲配發之公開發售股份數目。

倘　閣下以中央結算系統投資者戶口持有人之身份申請：

- 本公司將在二零零二年五月十三日星期一於報章公佈投資者戶口持有人之認購申請及公開發售之結果。務請　閣下查閱本公司作出之公佈結果，倘發現有任何差異，必須於二零零二年五月十三日星期一下午五時正前或由香港結算或香港中央

結算(代理人)有限公司指定之任何其他日期向香港結算呈報。於二零零二年五月十四日星期二(即公開發售股份記存於　閣下之股份賬戶後第二日)，　閣下可透過「結算通」電話系統及中央結算系統互聯網系統(根據當時生效香港結算之「投資者戶口持有人操作簡介」所載之程序)查詢　閣下賬戶最新結餘。香港結算同時亦會將一份列明經已存入　閣下股份賬戶之公開發售股份數目之股份活動結單寄發予　閣下。

就使用**黃色**申請表格提出申請之申請人而言，因(i)未能成功申請公開發售股份之申請款項餘額(倘部分成功申請)；或(ii)全部申請款項(倘申請完全不成功)之退款支票(若有)，預期可於二零零二年五月十三日星期一寄發予申請人或由申請人領取。

倘　閣下已申請1,000,000股或以上公開發售股份，而已在申請表格上指明　閣下欲親身領取　閣下之退款支票(如有)，則上文「**白色**申請表格」一段所載之步驟將適用。倘　閣下已申請1,000,000股或以上公開發售股份，而並無於申請表格上指明　閣下欲親自領取　閣下之退款支票(如有)，或倘　閣下已申請1,000,000股以下公開發售股份，則　閣下之退款支票(如有)將在寄發日期以普通郵遞方式寄往　閣下在申請表格上所示之地址，郵誤風險概由　閣下承擔。

股份開始買賣日期

預期股份於二零零二年五月十五日星期三在聯交所開始買賣。

股份將以2,000股股份為每手買賣單位。

股份獲中央結算系統接納為合資格證券

倘聯交所批准股份上市及買賣，而本公司符合香港結算之證券收納規定，股份將獲香港結算接納為合資格證券，自股份在聯交所開始買賣日期或香港結算決定之任何其他日期起，可於中央結算系統內寄存、結算及交收。聯交所參與者間之交易須於交易日後第二個營業日，透過中央結算系統進行交收。

所有中央結算系統之活動均須受當時生效之中央結算系統一般規則及中央結算系統運作程序規則所規限。

本公司已作出一切必需安排，以確保股份獲納入中央結算系統。

ERNST & YOUNG
安永會計師事務所

香港
中環
夏慤道10號
和記大廈
15樓

敬啟者：

以下為吾等根據下文第1節所載基準就中意控股有限公司（「貴公司」）及其附屬公司（以下統稱「貴集團」）截至一九九九年、二零零零年及二零零一年十二月三十一日止年度（「有關期間」）之財務資料所編製之報告，以供載入　貴公司於二零零二年五月二日刊發之招股章程（「招股章程」）內。

貴公司於二零零一年十一月八日根據開曼群島公司法第22章（一九六一年第3號法例，經綜合及修訂）在開曼群島註冊成立為受豁免有限公司，作為下文第1節所列各附屬公司之控股公司。除於二零零一年十二月十五日收購Chitaly (BVI) Limited（一家在英屬處女群島註冊成立之公司）全部已發行股本外，　貴公司自其註冊成立日期以來並無經營任何業務，而Chitaly (BVI) Limited於本報告日期乃下文第1節所列其他附屬公司之中介控股公司。

於本報告日期，　貴公司及Chitaly (BVI) Limited自彼等各自之註冊成立日期以來並無編製任何經審核財務報表。然而，吾等已對　貴公司及Chitaly (BVI) Limited自彼等各自之註冊成立日期以來之所有有關交易進行獨立審閱。吾等已根據香港會計師公會發出之核數指引「招股章程及申報會計師」審閱現時組成　貴集團所有其他公司之經審核財務報表，及根據此經審核財務報表編製本報告。

吾等於各有關期間或自彼等各自之註冊成立日期(以較短期間為準)以來已擔任現時組成 貴集團所有公司之核數師，惟 貴公司於中華人民共和國(「中國」，不包括香港、澳門及台灣)成立之附屬公司萬利寶(廣州)家具有限公司(「萬利寶」)則除外，其由一九九九年七月九日(成立日期)起至一九九九年十二月三十一日止期間及截至二零零零年及二零零一年十二月三十一日止年度之核數師為廣東豐衡會計師事務所有限公司。萬利寶由一九九九年七月九日(成立日期)起至一九九九年十二月三十一日止期間及截至二零零零年及二零零一年十二月三十一日止年度之法定財務報表乃根據適用之有關中國會計原則及財務法規編製。然而，吾等已對萬利寶於各有關期間之財務報表進行獨立審核，目的為釐定遵照香港公認會計原則必需作出之調整，以將萬利寶之財務報表計入中意傢俬有限公司於各有關期間之綜合財務報表。

本報告所載 貴集團於有關期間之合併業績及現金流量之概要，以及 貴集團於一九九九年、二零零零年及二零零一年十二月三十一日之合併資產負債表之概要(「該等概要」)連同其附註，乃根據現時組成 貴集團各公司之經審核財務報表及管理賬目編製，並按下文第1節所載基準呈列。 貴集團各公司之董事須負責編製該等真實公允之財務報表。編製該等財務報表時，必須選取並貫徹運用合適之會計政策。

貴公司董事須負責編製該等概要，而吾等之責任為就該等概要作出獨立意見。

吾等認為，就本報告而言，在下文第1節所載呈報基準下，該等概要連同有關附註足以真實及公允地反映 貴集團於各段有關期間之合併業績及現金流量，以及 貴集團於一九九九年、二零零零年及二零零一年十二月三十一日之合併資產負債表。

1. 呈報基準

該等概要乃根據現時組成　貴集團各公司之經審核財務報表及管理賬目(包括現時組成　貴集團各公司之業績、股本變動、現金流量及資產負債表)編製，猶如　貴集團之現行架構於整段有關期間，或由現時組成　貴集團各公司各自之註冊成立／註冊日期(以較短期間為準)以來已一直存在。　貴集團內公司間之一切重大交易及結餘已於合併賬目時對銷。

於本報告日期，　貴公司直接或間接擁有下列附屬公司之權益。該等附屬公司全部均屬私人公司(或如在香港以外地區註冊成立／註冊，其特質與香港註冊成立之私人公司大致相同)，而有關附屬公司之詳情載列如下：

公司名稱	註冊成立／註冊地點及日期	已發行及繳足股本面值／註冊資本	貴公司所佔股權百分比 直接	貴公司所佔股權百分比 間接	主要業務
Chitaly (BVI) Limited (「Chitaly BVI」)	英屬處女群島 二零零一年十月十五日	普通股 2美元	100	–	投資控股
香港皇朝傢俬集團有限公司 (「皇朝傢俬」)	香港 一九九七年六月二十日	普通股 10,000港元	–	100	投資控股
中意傢俬有限公司 (「中意傢俬」)	香港 一九九七年八月六日	普通股 10,000港元	–	100	投資控股及買賣家具
Umbrella Group Limited (「Umbrella」)	英屬處女群島 一九九七年十二月十八日	普通股 1美元	–	100	買賣家具
Coralview Limited (「Coralview」)	英屬處女群島 一九九八年一月八日	普通股 1美元	–	100	買賣家具
Ridgecrest Limited (「Ridgecrest」)	英屬處女群島 一九九八年一月八日	普通股 1美元	–	100	提供品質控制服務

公司名稱	註冊成立／註冊地點及日期	已發行及繳足股本面值／註冊資本	貴公司所佔股權百分比 直接	間接	主要業務
Moffat Limited (「Moffat」)	英屬處女群島 一九九八年四月十六日	普通股 1美元	—	100	提供客戶服務
Knollwood Limited (「Knollwood」)	英屬處女群島 一九九八年三月十八日	普通股 1美元	—	100	提供設計服務
萬利寶	中國 一九九九年七月九日	實繳註冊資本 5,700,000美元	—	100	製造及買賣家具

2. 主要會計政策

貴集團遵照香港公認會計原則及香港會計實務準則而編製達致本報告所載之財務資料時所採納之主要會計政策載列如下。本財務資料乃根據歷史成本慣例編製。

(a) 收益確認

收益乃當經濟利益將會歸於 貴集團且能夠可靠計算時，按以下基準確認入賬：

(i) 銷售貨品之收益於擁有權之大部分風險及回報轉嫁予買方時確認入賬，惟貴集團對所售貨品須不再具有一般與擁有權程度相當之管理權，亦無實際控制權；及

(ii) 利息收入按時間比例根據未償還本金額及實際適用息率計算入賬。

(b) 附屬公司

附屬公司為 貴公司直接或間接控制其財務及經營政策，以從其業務獲取利益之公司。

貴公司於附屬公司之權益以成本減任何減值虧損列賬。

(c) **關連人士**

倘一方可直接或間接控制另一方或可對另一方之財務及營運決策發揮重大影響，或雙方均受到共同控制或共同重大影響，則雙方亦被視為有關連。關連人士可為個人或公司實體。

(d) **固定資產及折舊**

固定資產乃按成本減累計折舊入賬。資產之成本包括購買價及將資產達致運作狀況及地點作擬定用途之任何直接成本。固定資產投產後產生之支出(如維修保養費)一般於產生期間自損益賬扣除。倘有關支出明顯可提高運用該項固定資產預期獲得之未來經濟效益，則該項支出將撥充資本，作為該項資產之額外成本。

各項資產均按下列估計可使用年期以直線法為折舊作撥備，以撇銷扣減任何估計剩餘值後之成本：

樓宇	20年
廠房及機器	10年
家具、裝置及辦公室設備	5年
汽車	5年

出售或報廢固定資產時在損益賬內確認之收益或虧損，乃有關資產之銷售所得款項淨額與賬面值兩者之差額。

(e) **資產減值**

於各結算日就是否有迹象顯示任何資產出現減值或是否有迹象顯示先前於往年確認作資產之減值虧損不再存在或已減少作出評估。倘有迹象顯示出現上述情況，則資產之可收回金額須予以估計。資產可收回金額乃按使用中之資產值或其銷售淨價兩者中之較高者計算。

減值虧損僅會於資產賬面值超過其可收回金額之情況下確認。當減值虧損乃根據該項重估資產之有關會計政策入賬時，則減值虧損乃於產生時自期內損益賬中扣除，惟資產乃按重估金額入賬則除外。

倘往年並無任何資產減值虧損予以確認，則先前已確認之減值虧損僅會於用作釐定資產之可收回金額之估計有所變動之情況下予以撥回，然而不會高於已釐定之賬面值之金額(已扣除任何折舊／攤銷)。

當減值虧損撥回乃根據重估資產之有關會計政策入賬時，則減值虧損撥回乃於產生時計入期內損益賬內，惟資產乃按重估金額入賬則除外。

(f) **土地使用權**

土地使用權以成本列賬，於有關工程峻工及可投入作其擬定用途之日起計按土地使用權之期限或公司經營期限(以較短者為準)以直線法攤銷。

(g) **在建工程**

在建工程指樓宇、廠房及機器以及在建築／安裝中之其他固定資產，並以成本列賬及不計算折舊。成本包括於建築／安裝期間內產生之直接建築／安裝成本。在建工程在落成及投入作商業用途時重編至合適固定資產之類別。

(h) **租賃資產**

凡將資產擁有權(法定所有權除外)之絕大部分回報與風險轉嫁予　貴集團之租賃均列為融資租賃。融資租賃生效時，租賃資產之成本均按最低租賃款項之現值撥作資本，並連同債務(利息部分除外)入賬，以反映有關之購買及融資情況。資本化融資租賃持有之資產均列入固定資產，並按資產租賃年期或估計可使用年期(以較短者為準)折舊。該等租賃之融資成本乃於租賃年期內按固定比率於損益賬內扣除。

由出租人承受資產擁有權之絕大部分回報與風險之租賃均列為經營租賃。經營租賃之租金乃於租賃年期內以直線法於損益賬內扣除。

(i) **存貨**

存貨按成本及可變現淨值兩者之較低者入賬。成本按加權平均基準計算，在製品及製成品之成本包括直接材料、直接工資及按適當比例計算之間接製造費用及／或加工費用(倘適用)。可變現淨值按預計售價減去預計完成及棄置所進一步產生之成本計算。

(j) **應收賬款**

當全數款項不可能收回時，應收賬款(期限一般為30至90日)乃以原有發票額減呆賬撥備後確認及列賬。壞賬於產生時予以撇銷。

(k) **遞延税項**

遞延税項以負債法按税務與財務申報兩者確認收支時產生之重大時差，就可能於可見將來作實之負債作出撥備。在可合理確定變現作實前，遞延税項資產概不入賬。

(l) **外幣**

外幣交易按交易日之適用滙率入賬。於結算日以外幣計算之貨幣資產及負債按該日之適用滙率換算。滙兑差額計入損益賬。

於合併賬目時，海外附屬公司以外幣作為貨幣單位之財務報表按結算日之適用滙率換算為港元。滙兑差額均計入外滙波動儲備。

(m) **現金等價物**

就合併現金流量報表而言，現金等價物指短期高度流通而可以隨時兑換成已知數額之現金，並於購入後三個月內到期之投資項目，減去須於貸款之日起計三個月內償還之銀行貸款。就資產負債表分類而言，現金等價物指不限用途之資產(其性質與現金大致相同)。

(n) **退休金計劃及成本**

本集團根據香港法例第485章強制性公積金計劃條例為所有香港僱員推行界定供款強制性公積金退休福利計劃(「強積金計劃」)。強積金計劃自二零零零年十二月一日起運作。供款根據僱員基本薪金之百分比作出，及於供款根據強積金計劃之規則成為應付款項時於損益賬中扣除。強制性公積金計劃之資產獨立於本集團之資產，並於獨立管理基金中持有。本集團僱主之供款於向強制性公積金計劃作出供款時歸屬於僱員。

於二零零一年十二月三十一日，根據香港法例第57章僱傭條例之規定， 貴集團並無向其僱員發放長期服務金之重大責任。

根據有關中國規條，由二零零零年七月一日起，萬利寶須參與由中國有關地區政府機關管理之僱員退休福利計劃，並須為其合資格僱員作出供款。萬利寶所承擔之供款乃按廣州市社會勞動保險管理局所公佈之廣州市每年平均薪金11%計算。萬利寶截至二零零零年及二零零一年十二月三十一日止年度作出之退休金供款分別為23,000港元及188,000港元。

3. 合併業績

以下為 貴集團於有關期間之合併業績概要，本概要乃根據上文第1節所載基準編製：

	附註	截至十二月三十一日止年度 一九九九年 千港元	二零零零年 千港元	二零零一年 千港元
營業額	(a)	102,823	143,669	164,758
銷售成本		(66,958)	(93,654)	(101,892)
毛利		35,865	50,015	62,866
其他收益	(a)	569	887	669
銷售及分銷成本		(4,197)	(5,355)	(5,345)
行政開支		(4,319)	(13,721)	(19,805)
其他經營開支		—	(500)	(668)
經營業務溢利	(b)	27,918	31,326	37,717
融資成本	(c)	—	—	(102)
除税前溢利		27,918	31,326	37,615
税項	(e)	(3,475)	(4,715)	(5,138)
股東應佔日常業務純利		24,443	26,611	32,477
股息	(f)	13,000	15,000	18,600
每股盈利－基本	(g)	12.9仙	14.0仙	17.1仙

附註：

(a) **營業額及收益**

營業額指於有關期間售出貨品之發票淨值(經減免退貨及貿易折扣)，及經撇銷集團內公司間所有重大交易。

貴集團按主要業務劃分之營業額及收益分析載列如下：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
按主要業務劃分：			
銷售貨品	102,823	143,669	164,758
營業額	102,823	143,669	164,758
利息收入	174	287	169
雜項收入	395	600	500
其他收益	569	887	669
收益	103,392	144,556	165,427

根據上市規則規定披露 貴集團營業額之進一步分析載列如下：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
中國之銷售	102,823	138,468	160,854
亞洲其他地區之銷售	—	3,982	3,372
澳洲之銷售	—	526	158
北美之銷售	—	377	286
歐洲之銷售	—	316	88
	102,823	143,669	164,758

貴集團於有關期間之主要業務為製造及銷售家居家具。

(b) **經營業務溢利**

貴集團之經營業務溢利乃經扣除以下各項得出：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
已售貨品成本	66,958	93,654	101,892
呆賬撥備	156	113	–
滯銷貨物撥備	–	908	210
核數師酬金	160	310	350
折舊	568	2,108	3,890
土地使用權之攤銷	–	62	126
出售固定資產之虧損	–	500	238
有關樓宇之經營租約租金	2	120	156
員工成本			
(不包括董事酬金－附註3(d))：			
工資及薪金	7,953	8,958	10,929
其他福利	240	414	501
退休金供款總額	–	23	188
減：已沒收供款	–	–	–
退休金供款淨額	–	23	188
總員工成本	8,193	9,395	11,618

根據上市規則規定披露 貴集團之經營業務溢利之分析載列如下：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
中國之銷售	27,918	31,926	37,004
亞洲其他地區之銷售	–	(459)	608
澳洲之銷售	–	(62)	44
北美之銷售	–	(43)	37
歐洲之銷售	–	(36)	24
	27,918	31,326	37,717

(c) **融資成本**

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
須於一年內悉數償還之銀行貸款之利息	–	–	102

(d) **董事及高級行政人員之酬金**

董事酬金之詳情載列如下：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
袍金	–	–	–
薪金、房屋津貼及其他酬金	1,383	6,339	9,281
退休金計劃供款	–	–	–
	1,383	6,339	9,281

酬金介乎下列範圍之董事人數載列如下：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	董事人數	董事人數	董事人數
零至1,000,000港元	3	1	1
2,000,001港元至3,000,000港元	–	2	–
4,000,001港元至5,000,000港元	–	–	2
	3	3	3

貴集團五名最高薪人士包括分別截至一九九九年、二零零零年及二零零一年十二月三十一日止三個年度之各三名董事，有關彼等之酬金資料已於上文披露。截至一九九九年、二零零零年及二零零一年十二月三十一日止三個年度，餘下兩名非董事最高薪人士之酬金詳情載列如下：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
薪金、房屋福利及其他津貼	97	149	172
退休金計劃供款	—	—	—
	97	149	172

餘下兩名非董事最高薪人士截至一九九九年、二零零零年及二零零一年十二月三十一日止年度之酬金分別介乎零至1,000,000港元範圍內。

於有關期間， 貴集團並無向本公司董事或任何五名最高薪人士支付任何酬金，作為加入 貴集團或於加盟時之獎金或作為離職時之賠償。董事概無於有關期間放棄或同意放棄任何酬金。

(e) **稅項**

由於 貴集團於有關期間並無在香港產生任何應課稅溢利，因此並無作出任何香港利得稅撥備。

從事買賣家具之公司Umbrella及Coralview於有關期間之澳門所得稅已經按其估計應課稅溢利15.75%之法定稅率計算。

根據中國所得稅法， 貴公司一家於中國成立之全資附屬公司萬利寶須繳納優惠企業稅率24%，並自經營後首兩個獲利年度獲豁免繳納中國企業所得稅，且於其後三年獲減免一半中國企業所得稅。由於萬利寶自其成立日期(一九九九年七月九日)以來一直蒙受虧損，故於有關期間內並無作出企業所得稅撥備。

Ridgecrest、Knollwood及Moffat分別從事提供品質控制、設計及客戶服務。該等附屬公司各自因其於中國業務產生之估計應課稅溢利，已按於有關期間內之中國企業所得稅率(現時為33%)作出稅項撥備。

由於 貴集團於有關期間並無任何未撥備之重大遞延税項，因此 貴集團並無作出遞延税項撥備。

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
本年度撥備：			
香港	–	–	–
澳門	1,405	1,908	1,995
中國	2,070	2,807	3,143
本年度税項支出	3,475	4,715	5,138

(f) **股息**

貴公司自註冊成立日期以來並無派付或宣派任何股息。

貴公司一家附屬公司於有關期間向其當時之股東派付或宣派之股息載列如下：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
Chitaly	13,000	15,000	18,600

由於股息率及可獲股息之股份數目對本報告並無意義，故此並無呈報該等資料。

(g) **每股盈利**

於各段有關期間之每股基本盈利乃根據各段有關期間之股東應佔日常業務純利及假設已發行股份為189,750,000股(於本招股章程刊發日期已發行之2,000,000股股份及根據資本化發行將予發行之187,750,000股股份)計算，其有關詳情已於本招股章程附錄四「有關本公司之其他資料」一節「本公司全體股東於二零零二年四月二十六日通過之決議案」一段全面披露。

(h) **關連人士交易**

除第4節附註(d)所披露者外，於有關期間， 貴集團與關連人士並無進行重大交易。

4. 合併資產負債表

以下為 貴集團於各有關期間末之合併資產負債表概要，本概要乃根據上述第1節所載基準編製：

	附註	於十二月三十一日 一九九九年 千港元	二零零零年 千港元	二零零一年 千港元
非流動資產				
固定資產	(a)	20,180	42,642	45,319
流動資產				
存貨	(b)	11,055	15,065	23,389
應收賬項	(c)	16,004	5,380	5,943
預付款項、訂金及其他應收款項		601	2,650	5,544
應收董事款項	(d)	1,359	1,004	6,894
現金及現金等價物	(e)	4,328	8,694	11,766
		33,347	32,793	53,536
流動負債				
帶息銀行借貸	(f)	–	–	3,738
應付賬項	(g)	8,736	14,507	19,597
其他應付款項及應計費用		11,887	12,692	15,483
應付稅項		4,854	9,569	14,707
應付董事款項	(d)	4,768	3,774	–
		30,245	40,542	53,525
流動資產／(負債)淨值		3,102	(7,749)	11
總資產減流動負債		23,282	34,893	45,330
非流動負債				
應付董事款項	(d)	3,440	3,440	–
		19,842	31,453	45,330
股本及儲備				
實繳股本		–	–	–
保留溢利		19,842	31,453	45,330
合併股東權益		19,842	31,453	45,330

附註：

(a) **固定資產**

	於一九九九年十二月三十一日		
		累計折舊	
	成本	／攤銷	賬面淨值
	千港元	千港元	千港元
土地使用權	5,280	—	5,280
廠房及機器	5,359	(378)	4,981
家具、裝置及辦公室設備	1,416	(457)	959
汽車	1,133	(227)	906
在建工程	8,054	—	8,054
	21,242	(1,062)	20,180

	於二零零零年十二月三十一日		
		累計折舊	
	成本	／攤銷	賬面淨值
	千港元	千港元	千港元
土地使用權	6,560	(62)	6,498
樓宇	17,961	(623)	17,338
廠房及機器	17,696	(1,321)	16,375
家具、裝置及辦公室設備	1,810	(329)	1,481
汽車	1,407	(457)	950
	45,434	(2,792)	42,642

	於二零零一年十二月三十一日		
		累計折舊	
	成本	／攤銷	賬面淨值
	千港元	千港元	千港元
土地使用權	6,560	(188)	6,372
樓宇	19,921	(2,035)	17,886
廠房及機器	21,572	(2,882)	18,690
家具、裝置及辦公室設備	2,066	(688)	1,378
汽車	1,490	(497)	993
	51,609	(6,290)	45,319

於二零零一年十二月三十一日，中國廣州增城市兩幅土地之土地使用權之賬面淨值合共約為6,372,000港元，已予抵押作為向 貴集團批出一筆約為人民幣4,000,000元(相等於3,738,000港元)之短期銀行貸款之抵押品(見第4節附註(f))。

(b) **存貨**

	於十二月三十一日		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
原料	5,001	4,654	8,010
在製品	2,692	2,093	4,034
製成品	3,362	8,318	11,345
	11,055	15,065	23,389

於各段有關期間，概無存貨以可變現淨值列賬。

(c) **應收賬項**

應收賬項之賬齡分析載列如下：

	於十二月三十一日		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
30日內	10,069	4,357	5,742
31日至90日	5,550	967	147
91日至180日	309	56	54
181日至360日	76	–	–
應收賬項(淨額)	16,004	5,380	5,943

(d) **應收／應付董事款項**

根據香港公司條例第161B條而披露應收／應付董事款項之詳情載列如下：

應收董事款項

	於十二月三十一日		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
謝錦鵬先生	–	–	1,840
林岱先生	–	–	3,068
林寧女士	1,359	1,004	1,986
	1,359	1,004	6,894

應收董事款項為無抵押、免息及已於二零零二年四月二日悉數償付。

於年內尚未償還最高款項如下：

	於十二月三十一日		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
謝錦鵬先生	–	–	1,840
林岱先生	849	–	3,068
林寧女士	1,359	1,359	1,986

應付董事款項－即期

	於十二月三十一日		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
謝錦鵬先生	2,524	1,971	–
林岱先生	2,244	1,803	–
	4,768	3,774	–

應付董事款項－非即期

	於十二月三十一日		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
謝錦鵬先生	1,720	1,720	－
林岱先生	1,720	1,720	－
	3,440	3,440	－

應付董事款項為無抵押、免息及已於截至二零零一年十二月三十一日止年度內悉數償還。

(e) **現金及現金等價物**

於一九九九年、二零零零年及二零零一年十二月三十一日，以人民幣為貨幣單位之現金及銀行結存分別約達565,000港元、7,700,000港元及10,839,000港元。人民幣不得自由兑換作外幣，根據中國外滙管制條例及結滙、售滙及付滙管理規定， 貴集團獲批准透過授權銀行將人民幣兑換作外幣以進行外滙業務。

(f) **帶息銀行借貸**

於二零零一年十二月三十一日之短期銀行貸款人民幣4,000,000元(相等於3,738,000港元)，乃以位於中國廣州增城市兩幅租賃土地作抵押、每年以息率6.435厘計息及須於一年內償還。

(g) **應付賬項**

應付賬項之賬齡分析載列如下：

	於十二月三十一日		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
以下賬齡之尚未償還結餘：			
30日內	5,160	8,719	9,223
31日至90日	3,490	5,722	9,826
91日至180日	86	66	548
	8,736	14,507	19,597

(h) **或然負債**

於二零零一年十二月三十一日， 貴集團概無任何重大或然負債。

(i) **承諾**

貴集團根據經營租約租賃其若干辦公室大廈。辦公室大廈之租賃磋商之年期為三年。

貴集團根據有關樓宇之不可撤銷經營租約而須於未來年度支付之承諾總額如下：

	於十二月三十一日		
	二零零一年	二零零零年	一九九九年
	千港元	千港元	千港元
一年內	179	179	179
第二至第五年(包括首尾兩年)	—	179	358
	179	358	537

(j) **貴公司之資產淨值**

貴公司乃於二零零一年十一月八日註冊成立。按照上文第1節所載基準， 貴公司於二零零一年十二月三十一日之資產淨值應為185,000港元，主要指其於附屬公司之投資。

(k) **可供分派儲備**

於二零零一年十二月三十一日， 貴公司並無任何儲備可供分派予其股東。

5. 股權變動報表

以下為 貴集團於有關期間之合併股權變動報表，本報表乃按上文第1節所載基準編製：

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
於一月一日之結餘	8,399	19,842	31,453
年內純利	24,443	26,611	32,477
股息	(13,000)	(15,000)	(18,600)
於十二月三十一日之結餘	19,842	31,453	45,330

6. 合併現金流量報表

以下為 貴集團於有關期間之合併現金流量報表概要，本概要乃按上文第1節所載基準編製：

	附註	截至十二月三十一日止年度		
		一九九九年	二零零零年	二零零一年
		千港元	千港元	千港元
經營業務之現金流入淨額	(a)	27,047	48,569	28,572
投資回報及融資活動				
已收利息		174	287	169
已付利息		–	–	(102)
已派股息		(8,232)	(15,994)	(22,374)
投資回報及融資活動之現金流出淨額		(8,058)	(15,707)	(22,307)
稅項		–	–	–
投資活動				
購置固定資產		(14,701)	(28,496)	(6,931)
投資活動之現金流出淨額		(14,701)	(28,496)	(6,931)
融資活動				
其他貸款		–	–	3,738
融資活動之現金流入淨額		–	–	3,738
現金及現金等值項目之增加		4,288	4,366	3,072
於年初之現金及現金等值項目		40	4,328	8,694
於年終之現金及現金等值項目		4,328	8,694	11,766
現金及現金等值項目結餘之分析				
現金及銀行結餘		4,328	8,694	11,766

附註：

(a) 經營業務溢利與經營業務現金流入淨額調節表

	截至十二月三十一日止年度		
	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元
經營業務溢利	27,918	31,326	37,717
利息收入	(174)	(287)	(169)
折舊	568	2,108	3,890
土地使用權攤銷	–	62	126
出售固定資產之虧損	–	500	238
呆賬撥備	156	113	–
滯銷貨品撥備	–	908	210
存貨增加	(6,900)	(4,918)	(8,534)
應收賬項減少／(增加)	(6,389)	10,511	(563)
預付款項、訂金及其他應收款項增加	(492)	(2,049)	(2,894)
應收董事款項減少／(增加)	(510)	355	(9,664)
應付賬項增加	5,878	5,771	5,090
其他應付款項及應計費用增加	7,469	4,169	3,125
應付董事款項減少	(477)	–	–
經營業務現金流入淨額	27,047	48,569	28,572

7. 董事酬金

除本招股章程披露者外，就　貴公司於本報告內所述之有關期間內並無向　貴公司或現時組成　貴集團任何公司之任何董事支付或應付任何酬金。根據現行安排，　貴公司董事截至二零零二年十二月三十一日止年度之估計酬金總額將約為7,036,000港元。

8. 結算日後事項

於二零零二年四月二日，本公司之附屬公司中意傢俬宣派特別股息10,000,000港元，其後向於二零零二年四月二日名列股東名冊之本公司股東派付。

9. 結算日後財務報表

貴公司或現時組成 貴集團之任何公司並無編製於二零零一年十二月三十一日後任何期間之經審核財務報表。

此致

中意控股有限公司
金利豐財務顧問有限公司
列位董事 台照

安永會計師事務所
香港執業會計師
謹啟

二零零二年五月二日

以下為獨立物業估值師嘉漫測量師有限公司就本集團之香港物業權益於二零零二年二月二十八日之估值所發表之意見而編撰之函件全文連同估值概要及估值證書。如本招股章程附錄五「備查文件」一節所述，該函件、估值概要及估值證書均可供　閣下查閱。

嘉漫測量師有限公司
CASTORES MAGI SURVEYORS LIMITED
REGISTERED PROFESSIONAL SURVEYORS
REAL ESTATE, MINERALS, MACHINERY & EQUIPMENT AND BUSINESS VALUERS

CASTORES
MAGI

香港
德輔道中131號
有餘貿易中心
402-3號室

敬啟者：

吾等遵照　閣下之指示，對中意控股有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)擁有權益之物業進行估值，吾等證實曾進行視察、作出有關查詢，並搜集吾等認為必要之其他資料，以便向　閣下呈述吾等對該等物業權益於二零零二年二月二十八日之價值之意見。

吾等對第一類物業中之物業1之估值乃以用作特定用途物業之折舊重置成本作為基準。此乃以當前重置成本淨額得出於估值日該物業對佔用中之業務之現有價值之方法。

根據英國皇家特許測量師學會(「RICS」)公佈之RICS評估及估值守則內之應用條文，以及國際資產估值評級委員會公佈之國際估值評級之第二級標準，第一類物業中之物業1之樓宇及建築物屬於專門類別、作特殊用途或特別設計之物業，亦由其專門性質，此類物業之

應用受特別用途或使用者限制，而且除作為佔用中業務之部分出售外，甚少於公開市場出售。因市場並無可資比較之成交案例，故該等樓宇及建築物不可以公開市值法進行估值，因而以折舊重置成本作為基準估值。折舊重置成本法，乃指根據於同一地點類似物業之現時建築成本，訂出被估值之物業於全新狀況下重建或重置之成本，並扣除以觀察狀況或因實質、功能或經濟因素而出現之陳舊狀況而引致之應計折舊。在缺乏可資比較之已知市場成交情況下，折舊重置成本法一般為最可靠之物業估值指標。

在評估位於中華人民共和國(「中國」)之物業之估值時，吾等已遵守香港聯合交易所有限公司證券上市規則應用守則第12條所載之一切規定。

第一類物業就中國規定之主要批文、同意書或許可證之現況如下：

文件／批文	第一類之物業1
國有土地使用證	有
房地產證	申請中

吾等對第二類物業權益之估值，乃吾等基於該等物業公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「某項物業之權益預期於估值日期，在下列假定情況下以現金代價無條件完成出售，可合理取得的最高價格：

(a) 有自願賣方；

(b) 於估值日期前，有一段合理期間(視乎物業之性質及市況)適當地在市場推銷權益、協商價格及條款以及完成銷售；

(c) 於任何假定交換合同之較早日期，市況、價值水平及其他情況均與估值日期相同；

(d) 不考慮具有特殊興趣買家之任何追加出價；及

(e) 交易雙方均在知情、審慎及非被強迫情況下進行交易。」

吾等對物業權益之估值乃假設業主於公開市場將現況下之物業求售而並無憑藉遞延條款合同、售後租回、合資經營、管理協議或任何其他類似安排，以便提高該物業之價值。

吾等並無就第二類租用物業計入任何商業價值，主要由於有關物業禁止轉讓或分租，或缺乏可觀租金利潤所致。

吾等在頗大程度上已依賴　貴集團所提供之資料，並已接納吾等獲提供有關規劃批准或法定通告、地役權、年期、佔用、出租、租用、牌照、地盤及樓面面積等事宜，以及一切其他有關事項之意見。

吾等已獲提供有關物業之各項文件副本。然而，吾等並無查閱該等文件正本以查核是否存在未載於吾等所獲提供之文件副本之任何修訂。由於中國土地註冊制度並不完善，吾等未能查閱文件正本以核實第一類之物業1之現有業權或可能附帶之任何重大產權負擔。然而，吾等已參考　貴集團之中國法律顧問就　貴集團第一類之物業1之業權所給予之意見。

吾等曾視察該等物業之外部，在可能之情況下亦已視察物業內部(已包括在附上之估值證書)，並已就此獲得吾等進行估值所需資料，惟吾等並無進行結構測量，且在視察過程中，吾等並無發現任何嚴重損壞。然而，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構性損壞。吾等亦無測試任何樓宇設備。

吾等之估值並無考慮該等物業所欠之任何抵押、按揭或債項，以及出售成交時可能須承擔之任何開支或稅項。除另有說明者外，吾等假定該等物業權益概不附帶可影響其價值之繁重負擔、限制及支銷。

估值範圍乃參考　貴集團所提供物業名單後釐定。附上之估值證書涵蓋名單上所有物業。　貴集團已向吾等確認，除向吾等提供之名單所列物業權益外，概無擁有其他物業權益。

吾等並無理由懷疑　貴集團向吾等所提供資料之真實性及準確性。吾等向　貴集團取得確認，表示所提供資料並無重大遺漏。吾等認為已獲得充足資料以達至知情見解，亦無理由懷疑任何重要資料遭隱瞞。

除另有說明者外，所有款項均以港元表示。吾等在評估第一類之物業1之價值時所採用之滙率乃於二零零二年二月二十八日當日之適用滙率1港元兑人民幣1.06元，而由估值日起至本函件發出日期間並無出現重大滙率波動。

吾等之估值概要載於下文，並隨函附奉估值證書。

此致

香港
新界沙田
安耀街2號
新都廣場
18樓2及3室
中意控股有限公司
列位董事　台照

代表
嘉漫測量師有限公司
張華富
B.Sc. MRICS AHKIS RPS MCIArb
謹啟

二零零二年五月二日

附註：　張華富為註冊專業測量師，彼於香港及中國之物業評估方面，擁有逾九年經驗。

估值概要

物業		於二零零二年二月二十八日現況下之資本值(港元)
第一類－ 貴集團於中國持有及佔用之物業		
1. 位於中國 廣東省 增城 仙村鎮 基崗村 石井窿 兩幅相連之土地 及建於其上之多幢樓宇及建築物		51,000,000
	小計：	51,000,000
第二類－ 貴集團於香港租用之物業		
1. 香港 新界 沙田 安耀街2號 新都廣場 18樓2及3室		無商業價值
	小計：	無
	總計：	51,000,000

估值證書

第一類－ 貴集團於中國持有及佔用之物業

	物業	概況及年期	佔用詳情	於二零零二年二月二十八日現況下之資本值（港元）
1.	位於中國廣東省增城仙村鎮基崗村石井窿兩幅相連之土地及建於其上之多幢樓宇及建築物	該物業為兩幅相連之土地及建於其上之26幢不同樓宇及建築物，地盤面積合共約75,208平方米。 該等樓宇總建築面積合共約為35,820平方米，並於一九九九年至二零零零年間落成。 該物業之土地使用權年期直至二零四八年十二月二十九日為止(就該面積為15,204平方米之地盤而言)及直至二零四八年十二月二十四日為止(就該面積為60,004平方米之地盤而言)。	該物業目前由 貴集團佔用作生產、倉儲、辦公室及宿舍用途。	51,000,000

附註：

1. 根據由廣州增城市仙村鎮經濟發展總公司(甲方)與香港皇朝家具集團有限公司(乙方)於一九九九年四月二十六日訂立之一項協議，甲方同意向乙方提供一幅土地(其地盤面積約為90畝)作興建用途，並安排授出土地使用權之手續，使乙方所建議之公司可持有該塊土地之土地使用權。根據該協議，地價為每畝人民幣60,000元。誠如 貴公司所確認，地價已悉數支付。乙方同意支付企業管理費每年人民幣80,000元。根據廣東恒益律師事務所於二零零二年四月二十六日所發出之一項法律意見，該協議乃合法、有效及可執行。如增城市國土資源和房屋管理局建設用地科於二零零二年二月一日，就仙村鎮基崗石窿兩幅土地(面積為60,004平方米及15,204平方米)而發出之證書確認，為發出國有土地使用權證之地價經已全數支付。

2. 根據增城市人民政府於二零零零年九月發出之國有土地使用証－增國用(2000)字第C0300013號，一幅地盤面積為60,004平方米之土地之土地使用權已獲授予萬利寶(廣州)家具有限公司(「萬利寶」)作工業用途，該土地使用權為期直止二零四八年十二月二十四日為止。

3. 根據增城市人民政府於二零零零年七月發出之國有土地使用証－增國用(2000)字第C0300019號，一幅地盤面積為15,204平方米之土地之土地使用權已獲授予萬利寶作工業用途，該土地使用權之年期直止二零四八年十二月二十九日為止。

4. 上文附註2及3所述之土地使用權已抵押予交通銀行廣州分行經濟技術開發區支行，以取得向萬利寶批出一筆為數人民幣4,000,000元之貸款(見附註5及6)。此項抵押由二零零一年六月三十日起至二零零二年四月三十日屆滿。誠如 貴公司所確認，此項抵押已予於二零零二年四月十九日解除。

5. 根據國家土地管理局於二零零一年七月三十日發出之土地他項權利証明書－增他項(2001)字第127號，一幅佔地60,004平方米之土地之土地使用權已抵押予交通銀行廣州分行經濟技術開發區支行，由二零零一年七月三十日起至二零零四年四月三十日屆滿。由於上述附註4所述之抵押已於二零零二年四月十九日解除，故 貴公司須註銷此土地他項權利証明書。

6. 根據國家土地管理局於二零零一年七月三十日發出之土地他項權利証明書－增他項(2001)字第128號，一幅佔地15,204平方米之土地之土地使用權已抵押予交通銀行廣州分行經濟技術開發區支行。由二零零一年七月三十日起至二零零四年四月三十日屆滿。由於上述附註4所述之抵押已於二零零二年四月十九日解除，故 貴公司須註銷此土地他項權利証明書。

7. 根據 貴集團之中國法律顧問所提供之意見提出(其中包括)以下各項：

   i. 萬利寶為該土地之土地使用權之唯一法定使用人以及有關樓宇業權之獨有法定持有人；

   ii. 已獲得持有、佔用、使用該物業之一切批文、執照及同意；

   iii. 該土地使用權已抵押予交通銀行，並已向增城市國土局登記。根據增國土押字第(2000) 128號及增國土押字第(2001) 127號之規定，萬利寶於悉數償還有關貸款前不可轉讓土地使用權；

   iv. 除上文第(iii)項所述之限制外，萬利寶可自由轉讓、按揭或租出該項物業予任何第三者，而無任何限制；及

   v. 受上文第(iii)項所限，萬利寶可於土地使用權年期內轉讓、出租及按揭該土地使用權。

第二類－ 貴集團在香港租用之物業

	物業	概況及年期	佔用詳情	於二零零二年二月二十八日現況下之資本值(港元)
1.	香港 新界 沙田 安耀街2號 新都廣場 18樓2及3室	該物業為約於一九九七年落成之27層高工業大廈18樓兩個相連之工業單位。 該物業之可出租面積約為1,529平方呎(約142平方米)。 該物業目前由 貴集團佔用作研究與開發、陳列室及配套辦公室用途。	該物業由 貴集團租用，由一九九九年十二月十八日起計至二零零二年十二月十七日為止，為期三年，月租為11,204港元(不包括差餉、地租、管理費、中央空調費用及水電費用。	無商業價值

附註：租客為 貴公司之全資附屬公司香港皇朝家具集團有限公司。該物業之業主為一名獨立第三者。

以下為本公司之公司組織章程大綱及公司細則若干條文及公司法若干方面之概要。

本公司於二零零一年十一月八日根據公司法在開曼群島註冊成立為獲豁免有限公司。公司組織章程大綱(「大綱」)及公司細則(「細則」)構成本公司之組織章程。

1. 公司組織章程大綱

(a) 大綱其中表明，本公司股東之責任以其當時各自持有股份之未繳股款(如有)為限，本公司之成立宗旨並無限制(包括作為一家投資公司)，而根據公司法第27(2)條規定，本公司亦將擁有，且能夠在任何時候全面行使作為一個自然人所應有之全部行為能力，而不論是否符合公司利益，本公司作為獲豁免公司，除為加強在開曼群島以外地區之業務外，本公司將不會在開曼群島與任何人士、公司或機構進行業務來往。

(b) 本公司可通過特別決議案就任何宗旨、權力及大綱所規定之其他事項更改其大綱。

2. 公司細則

細則乃於二零零二年四月二十六日採納。細則之若干條款概述如下：

(a) **董事**

(i) *配發及發行股份及認股權證之權力*

根據公司法及組織章程大綱及細則之規定，及賦予任何股份或任何類別股份持有人之任何特權，本公司可通過普通決議案決定(如無該項決定或該項決定並無作出特別規定，則由董事會決定)發行附有有關股息、投票權、歸還資本或其他方面之權利或限制之任何股份。根據公司法、任何指定證券交易所之規則(定義見細則)及大綱與細則，本公司或根據條款發行之任何股份之持有人有權選擇贖回任何股份。

董事會可發行認股權證授權其持有人以不時決定之條款認購本公司股本中任何類別之股份或證券。

在遵照公司法、細則及(如適用)任何指定證券交易所(定義見細則)之規定，且不影響任何股份或任何類別股份當時所附之任何特權或限制之情況下，本公司所有未發行之股份得由董事會處置，董事會可全權決定按其認為適當之時間、代價、條款及條件向其認為適當之人士提呈發售或配發股份或就此授出購股權或以其他方式出售股份，惟股份不得以折讓價發行。

在配發、提呈配售股份或就此授出購股權或出售股份時，本公司或董事會均毋須向登記地址位於董事會認為尚未辦理註冊聲明或其他特別手續而於當地進行配發、提呈配售股份、授出購股權或出售股份即屬違法或不可行之任何地區或多個地區之股東或其他人士作出上述行動。就任何方面而言，因前句而受影響之股東將不會成為或被視為另一類別之股東。

(ii) 出售本公司或任何附屬公司資產之權力

細則並無載列關於出售本公司或其任何附屬公司資產之明確規定，惟董事會可行使一切權力及執行本公司可行使、進行或批准辦理之事宜，而該等權力及事宜並非細則或公司法規定須由本公司於股東大會行使或辦理。

(iii) 對離職之補償或付款

根據細則，凡向任何董事或前任董事支付款項，作為離職之補償或與其退任有關之付款(不包括董事根據合約規定可享有者)，須由本公司在股東大會上批准。

(iv) 給予董事之貸款及貸款擔保

細則有條文禁止給予董事貸款。

(v) 披露與本公司或其任何附屬公司所訂立之合約中所擁有之權益

董事可於在職期間兼任本公司任何其他有酬勞之職務或職位（惟不可擔任本公司核數師），條款由董事會根據細則決定，因此除任何其他細則指明或規定之任何酬金外，董事可收取兼任其他職位之額外酬金（不論為薪金、佣金、分享溢利或其他方式）。董事可出任或擔任本公司創辦或本公司擁有權益之任何公司之董事或其他主管職位，或於該等公司擁有權益，而毋須向本公司或股東交代其因出任該等其他公司之董事、主管人員或股東，或在該等其他公司擁有權益而收取之任何酬金、溢利或其他利益。除細則另有規定外，董事會亦可以其認為適當之各種方式行使本公司持有或擁有任何其他公司之股份所賦予之投票權（包括投票贊成任命董事為該等其他公司之董事或主管人員之決議案，或投票贊成或規定向該等其他公司之董事或主管人員支付之酬金）。

根據公司法及細則，任何董事或建議委任或候任董事概不應因其職位而失去與本公司訂立有關其兼任有酬勞職位或職務之合約、或以賣方、買方或任何其他身分與本公司訂立合約之資格。該等合約或董事於其中有利益關係之其他合約或安排亦不得因此撤銷，而參與訂約或有此利益關係之董事毋須因其董事職務或由此而建立之信託關係，向本公司或股東交代其由任何此等合約或安排所獲得之任何酬金、溢利或其他利益。董事若知悉其於與本公司所訂立或建議訂立之合約或安排中有任何直接或間接之利益關係，必須於首次考慮訂立該合約或安排之董事會議上申明其利益性質。若董事其後方知其與該合約或安排有利益關係，或在任何其他情況下，則須於知悉此項利益關係後之首次董事會議上申明其利益性質。

董事不得就其重大利益關係之任何合約、安排或其他建議之董事會決議案投票（亦不得計入會議之法定人數內），惟此限制不適用於下列事項：

(aa) 就董事應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借出款項或招致或承擔債務而向該董事提供任何抵押或賠償保證之任何合約或安排；

(bb) 本公司就董事本身根據一項擔保或賠償保證或透過提供抵押而承擔全部或部分責任(不論個別或共同承擔)之本公司或其任何附屬公司債項或承擔而向第三者提供任何抵押或賠償保證之任何合約或安排；

(cc) 有關提呈發售本公司或本公司可能創辦或擁有其中權益之任何其他公司之股份、債券、其他證券以供認購或購買而董事因參與發售之包銷或分包銷而擁有或將擁有權益之任何合約或安排；

(dd) 董事僅因持有本公司之股份、債券或其他證券之權益而與其他持有本公司或任何附屬公司之股份、債券或其他證券人士以相同方式擁有權益之任何合約或安排；

(ee) 任何與董事僅以高級職員、行政人員或股東身分而直接或間接擁有權益之任何公司(惟該董事及其任何聯繫人(定義見任何指定證券交易所(定義見細則)適用之規則)合共實益擁有其中5%或以上已發行股份或任何類別股份投票權之公司(或該董事取得權益之任何第三者公司)除外)有關之合約或安排；或

(ff) 任何有關採納、修訂或執行購股權計劃、退休金或退休、身故或傷殘福利計劃或本公司或其任何附屬公司董事及僱員而設之其他安排之建議，而該等建議並無授予董事任何與該等計劃或基金有關之僱員所未獲賦予之特權或利益。

(vi) 酬金

本公司可不時於股東大會上釐定董事之一般酬金，該等酬金(除經投票通過之決議案另有規定外)將按董事協議之比例及方式分派，如未能達成協議，則由各董事平分，惟任何董事任職時間短於有關期間者，僅可按其任職時間比例收取酬金。董事亦有權預支或報銷因出席任何董事會會議、委員會會議或股東大會或本公司任何類別股份或債券之獨立會議或執行董事職務而合理預期支出或已支出之所有旅費、酒店費及其他額外開支。

倘任何董事應本公司之要求往海外公幹或居駐海外，或執行董事會認為超逾董事日常職責範圍之職務，董事會可作出決定向該董事支付額外酬金(可以薪金、佣金或分享溢利或其他方式支付)，作為一般董事酬金以外之額外報酬或代替該等一般酬金。執行董事獲委任為董事總經理、聯席董事總經理、副董事總經理或其他行政人員可收取董事會不時釐定之酬金(可以薪金、佣金、分享溢利、其他方式或上述全部或任何方式支付)、其他福利(包括退休金及／或酬金及／或其他退休福利)及津貼。上述酬金可作為董事酬金以外之額外報酬或代替董事酬金。

董事會可為本公司僱員(此詞在本段及下段均包括可能或曾經擔任本公司或其任何附屬公司任何高級行政職位或任何受薪職務之現任董事或前任董事)及前任僱員及受彼等供養之人士或上述任何一類或多類人士，設立或聯同其他公司(指本公司之附屬公司或與本公司有業務聯繫之公司)設立退休金、疾病津貼或撫恤金、人壽保險或其他福利之任何計劃或基金，並由本公司負責供款。

董事會可在須遵守或毋須遵守任何條款或條件之情況下支付或訂立協議支付或給予可撤回或不可撤回之退休金或其他福利予僱員及前任僱員及彼等供養之人士或上述任何人士，包括該等僱員或前任僱員或彼等供養之人士根據上段所述計劃或基金已經或可以享有者(如有)以外之退休金或其他福利。在董事會認為適當之情況下，上述退休金或福利可在僱員預期實際退休前、實際退休時或退休後任何時間授予僱員。

(vii) 退任、委任及免職

在每屆股東週年大會上，當時三分一之董事(若其人數並非三之倍數，則以最接近但不超過三分一之人數)將輪流告退，惟擔任主席及／或董事總經理之董事毋須輪流告退，且計算須告退之董事人數時亦不將其計算在內。每年須告退之董事乃自上次獲選連任或聘任以來任期最長之董事，但若多位董事上次乃於同一日獲選連任，則以抽籤決定須告退之董事(附非彼等另有協定)。並無規定董事到達某一年齡上限時必須退任。

董事有權不時及隨時委任任何人士為董事以填補臨時董事空缺或增添董事。按此方式獲委任之任何董事僅可擔任該職務直至本公司下屆股東週年大會，並有資格膺選連任。董事及替任董事均毋須持有本公司任何股份以符合資格。

本公司可通過特別決議案將任何任期未屆滿之董事免職(惟此舉不影響該董事就其與本公司間之任何合約遭違反而提出索償之權利)，並可通過普通決議案委任另一名人士出任其職位。除非本公司於股東大會上另有決定，董事人數不得少於兩位，惟並無董事人數上限。

董事可在下列情況下辭職：

(aa) 倘向本公司當時之註冊辦事處提交書面通知表示辭職或在董事會議上呈辭並獲董事會議決接納；

(bb) 倘變得神智不清或身故；

(cc) 倘無特別理由而連續六(6)個月缺席董事會議(除非其委任替任董事出席)及董事會議決辭去其職位；

(dd) 倘宣佈破產或收到接管令或暫停還債或與債權人達成協議；

(ee) 倘根據法律不得出任董事；

(ff) 倘因任何法律規定或根據細則被免除董事職務。

董事會可不時委任一位或多位成員為本公司董事總經理、聯席董事總經理、副董事總經理或擔任任何其他職位或行政職位，任期及條款由董事會決定，而董事會可撤銷或終止任何此等委任。董事會可將其任何權力、職權及決策權授予董事會認為合適之董事及其他人士組成之委員會，並可不時就任何人士或事宜全部或部分撤回有關授權或撤回委任及解散任何該等委員會，惟所有以此方式成立之委員會在行使獲授予之權力、職權及決策權時，須遵守董事會不時施行之任何規則。

(viii) 借貸權力

董事會可行使本公司全部權力籌集或借貸資金，或將本公司全部或任何部分業務、物業及資產（現存或日後者）及未催繳股本按揭或抵押，並可根據公司法發行本公司之債權證、債券及其他證券，作為本公司或任何第三者之債項、負債或責任之全部或附屬抵押。

(ix) 董事會議事程序

董事會可舉行彼等認為合適之會議、續會及其他會議。在任何會議出現之事項須以大比數投票方式決定。倘票數相等，則大會主席有權投額外一票或決定票。

(x) 董事及高級人員之登記冊

公司法及細則規定本公司須在其註冊辦事處存置董事及高級人員之登記冊，惟公眾不得查閱。該登記冊副本須提交開曼群島公司註冊處處長登記，而任何董事或高級人員之變動須於三十(30)日內知會公司註冊處處長。

(b) **修訂公司組織章程文件**

本公司可透過在股東大會上通過特別決議案廢除、更改或修訂細則。細則訂明，更改大綱之規定、確認細則之任何修訂或更改本公司之名稱均須通過特別決議案進行。

(c) **更改股本**

本公司根據公司法有關規定可不時通過普通決議案：

(i) 增加其股本，增加之數額及所分成之股份數目概由決議案指定；

(ii) 將其全部或任何部分股本合併及分拆為面額高於現有股份之股份；

(iii) 按董事決定將股份分拆為多類股份，惟不得影響之前賦予現有股份持有人之任何特權；

(iv) 將其股份或任何部分股份分拆為面額低於大綱所指定者之股份，惟須符合公司法規定，以致有關拆細任何股份之決議案可決定，在因拆細股份而形成之股份持有人之間，一股或多股股份可較其他股份附有任何優先或其他特別權利或遞延權利或受任何限制規限，本公司概有權對未予發行股份或新股附以權力；

(v) 註銷任何於通過決議案之日尚未獲任何人士認購或同意認購之股份，並按註銷股份之面額削減其股本。

在符合公司法規定之情況下，本公司可通過特別決議案削減股本、股份溢價賬或資本贖回儲備或其他不可分派儲備。

(d) **修訂現有股份或各類別股份附有之權利**

在公司法之規限下，股份或任何類別股份附有之全部或任何特權，可經由不少於該類別已發行股份面值四分三之持有人書面同意，或經由該類別股份持有人在另行召開之股東大會上通過特別決議案批准而更改、修訂或廢除，惟倘該類別股份之發行條款另有規定則除外。細則中關於股東大會之規定經作出必要修訂後，將適用於該等另行召開之大會，惟大會所需之法定人數（出席續會所需者除外）最少持有或由受委代表持有該類別已發行股份面值三分一之兩位人士。而任何續會之法定人數為兩名親自或委派代表出席之股東（不論其所持股份數目）。該類別股份之每位持有人在投票表決時，每持有該類別股份一股可投一票，且任何親自或委派代表出席之該類別股份之持有人均有權要求投票表決。

賦予任何股份或任何類別股份持有人之特別權利將不會因設立或發行與其享有同等權益之額外股份而視為改變，惟在該等股份發行條款之附有權利另有明確規定則除外。

(e) **特別決議案－須以大多數票通過**

根據細則，本公司之特別決議案須在股東大會上獲親身出席並有權投票之股東或（若股東為公司）正式法定代表或（若允許委任之代表）受委代表以不少於四分三之大多數票通過。有關大會須正式發出不少於足二十一(21)日通知，並說明提呈之決議案為

特別決議案。然而，倘在股東大會上（不包括股東週年大會），經有權出席該大會及投票並合共持有賦予該項權利之股份面值不少於95%之大多數股東同意，或倘在股東週年大會上，經所有有權出席及投票之股東同意，則可於發出少於二十一（21）日通知之大會上提呈及通過特別決議案。

任何特別決議案之副本須於通過後十五（15）日內提交開曼群島公司註冊處處長。

根據細則，普通決議案指在股東大會上獲親身出席並有權投票之股東或（若股東為公司）正式法定代表或（若允許委任代表）受委代表以簡單大多數票通過之決議案。

(f) **表決權（一般表決及投票表決）及要求投票表決之權利**

在細則中有關任何股份當時所附之任何表決特權或限制之規限下，於任何股東大會上如以舉手方式表決，親身（或若股東為公司，則其正式法定代表）或委派代表出席之股東每人可投一票。如以投票方式表決，每位親身出席之股東（若股東為公司，其正式法定代表）或受委代表，每持有繳足股份一股可投一票，惟於催繳股款或分期股款之前就股份繳付或入賬列為實繳之股款，就上述情況而言不得作實繳股款論。不論細則有何規定，倘股東為結算所（或其代理人）而委任超過一名受委代表，則每名該等受委代表將在舉手表決時獲得一票投票權。在投票表決時，凡有權投一票以上之股東毋須盡投其票，亦毋須以同一方式盡投其票。

除非有提出正式要求以投票方式表決（須在宣佈舉手表決結果之前或當時或於撤回任何其他投票表決之要求時提出），否則於任何股東大會上，任何提呈大會表決之決議案概以舉手方式表決。投票表決之要求可由下列人士提出：(i)大會主席或(ii)最少三名親身出席並於當時有權於會上投票之股東（若股東為公司，則其正式法定代表）或受委代表或(iii)任何親自出席而代表全體有權於大會上投票之股東之總投票權十分一之一位或多位股東（若股東為公司，則正式法定代表）或受委代表或(iv)親身出席之一位或多位股東（若股東為公司，則其正式法定代表）或受委代表，惟須持有賦予權利於會上投票之本公司股份，且該等股份之實繳股款總額不少於全部賦予該項權利之股份實繳股款總額十分之一。

倘本公司股東為一間認可結算所(或其代理人),則可授權其認為合適之一位或多位人士於本公司任何大會或任何類別之股東大會上擔任代表,惟倘就此授權超過一位人士,則該授權應列明獲授權人士所代表股份之數目及類別。根據該規定獲授權之人士應有權代表該認可結算所(或其代理人)行使與該認可結算所(或其代理人)可行使之相同權力(包括以舉手投票表決之方式作出獨立投票之權利),猶如其為本公司之個人股東。

(g) **股東週年大會之規定**

除成立當年外,本公司每年須舉行一次股東週年大會,舉行時間及地點由董事會決定,但舉行日期不得距離上屆股東週年大會超過15個月或成立日後18個月,除非該較長之期間不違反任何指定證券交易所(定義見細則)之規則。

(h) **賬目及核數**

董事會須安排保存有關本公司收支款項、有關該等收支之事項及本公司之物業、資產、借貸及負債之真確資料,以及公司法所規定或真確中肯反映本公司業務及解釋其交易所需之所有其他事項。

賬目須保存於註冊辦事處或董事會決定之其他一個或多個地點,並須隨時可供董事查閱。任何股東(董事除外)概無權查閱本公司任何會計賬目或賬冊或賬項文件,除非該權利乃法例賦予或由董事會或本公司在股東大會上批准。

每份資產負債表及將於股東大會向本公司提呈之損益賬(包括法例規定須附加之所有文件)之副本,連同董事會報告及核數師報告之印製本,須於大會舉行日期不少於二十一(21)日前寄交每位按照細則規定有權收取本公司股東大會通告之人士。視乎是否已充份符合公司法及聯交規則,及按照有關規定(如有)取得一切必需之同意,有關任何人士之上述規定,在以公司法不禁止之任何方式向該名人士寄發一份從本公司年度

財務報表及董事會報告摘錄之財務報表概要(而非該等財務報表及董事會報告副本)，而形式及所載資料符合適用法例及法規之規定，即已視為已符合上述規定，惟任何有權取得本公司年度財務報長及董事會報告之人士倘以書面要求及送達本公司，可要求本公司除財務報表概要外，亦向其寄發一份本公司年度財務報表及董事會報告之完整印刷本。

在任何時間委任核數師及釐定委任條款、任期及職責均須依照細則規定辦理。核數師酬金須由本公司於股東大會上釐定或按照股東所決定之方式釐定。

本公司之財務報表須由核數師按照公認核數準則進行審核。核數師須按照公認核數準則編撰有關報告書，並於股東大會上向股東提呈。本文件所指之公認核數準則，可為開曼群島以外任何國家或司法權區之核數準則。倘實屬如此，則財務報表及核數師報告內須披露此事實，並列明有關國家及司法權區之名稱。

(i) **會議通告及議程**

股東週年大會及為通過特別決議案而召開之任何股東特別大會(除上文第(e)分段所述者外)最少須發出足二十一(21)日之書面通告，而任何其他股東特別大會則最少須發出足十四(14)日之書面通告(兩者均不包括送達或視作送達通告之日及發出之日)。通告須註明舉行會議之時間及地點，倘有特別事項，則須註明有關事項之一般性質。此外，本公司須向本公司之所有股東(根據細則之規定或發行股東持有股份之條款無權獲得該等通告者則除外)及本公司當時之核數師就每次股東大會發出通告。

倘本公司大會召開時間較上述為短，然而在下列人士同意下，亦將視作已及時召開：

(i) 倘召開股東週年大會，則由有權出席及在會上投票之本公司所有股東；及

(ii) 倘召開任何其他會議，則由有權出席及在會上投票之大多數股東(即持有不少於賦予該權利之已發行股份總面值95%之大多數股東)。

所有在股東特別大會進行之事務一概視為特別事務，而除下列事項視為一般事務外，在股東週年大會進行之事務亦一概視為特別事務：

(aa) 宣派及批准分派股息；

(bb) 考慮並通過賬目、資產負債表、董事會報告及核數師報告；

(cc) 選舉董事替代退任之董事；

(dd) 委任核數師及其他行政人員；

(ee) 釐定董事及核數師之酬金；及

(ff) 向董事授出任何授權或權力以供提呈、配發，或授出有關購股權或以其他方式出售佔本公司現有已發行股本面值不超過20%之未發行股份。

(j) **股份轉讓**

所有股份轉讓均須以一般或通用格式或指定證券交易所(定義見細則)所訂明之其他格式或董事會批准之任何其他格式之轉讓文件，並必須親筆簽署。如轉讓人或承讓人為結算所或其代理人，則須親筆或以機印簽署或以董事會不時批准之其他方式簽署。任何轉讓文件均須由轉讓人及承讓人雙方或其代表簽署，而董事會可在其認為適當之情況下酌情豁免承讓人簽署轉讓文件。在有關股份以承讓人名義登記於股東名冊前，轉讓人仍被視為股份之持有人。如轉讓人或承讓人提出要求，董事會可議決就一般情況或任何個別情況接納以機印簽署之轉讓文件。

在任何適用法律之許可下，董事會可全權決定隨時及不時將任何登記於股東總冊之股份移往任何股東分冊登記，或將任何登記於股東分冊之股份移往股東總冊或任何其他股東分冊登記。

除非董事會另行同意，股東總冊之股份概不得移往任何股東分冊登記，而股東分冊之股份亦概不得移往股東總冊或任何其他股東分冊登記。一切轉讓文件及其他擁有

權文件必須送交登記。倘股份在股東分冊登記，則須在有關登記處辦理，倘股份在股東總冊登記，則須在開曼群島之註冊辦事處或股東總冊根據公司法存放之其他地點辦理。

董事會可全權決定拒絕為轉讓任何股份(繳足股份除外)予其不批准之人士，或任何根據僱員股份獎勵計劃而且對其轉讓之限制仍屬有效之任何股份辦理登記而毋須陳述任何理由，亦可拒絕為轉讓予超過四名聯名持有人之任何股份轉讓或任何本公司擁有留置權之任何股份(繳足股份除外)之轉讓辦理登記。

除非有關人士已就所提交之轉讓文件向本公司繳交任何指定證券交易所(定義見細則)訂定之最高費用或董事會不時規定之較低費用、已繳付適當印花稅(如適用)，且轉讓只關於一類股份，並連同有關股票及董事會合理要求足以證明轉讓人之轉讓權之其他證明文件(如轉讓文件由其他人士代為簽署，則該名人士之授權書)送達有關之股份過戶登記處或註冊辦事處或存置股東總冊之其他地點，否則董事會可拒絕承認任何轉讓文件。

在一份指定報章及(如適用)任何按指定證券交易所(定義見細則)之規定所指明之任何其他報章以廣告方式發出通告後，可暫停及停止辦理全部股份或任何類別股份之過戶登記，其時間及限期可由董事會決定。在任何年度內，停止辦理股份過戶登記之期間合共不得超過三十(30)日。

(k) 本公司購回本身股份之權力

公司法及細則授權本公司在若干限制下購回本身股份，惟董事會只可根據指定證券交易所不時規定之任何適用規定而代表本公司行使該權力。

(l) 本公司任何附屬公司擁有本公司股份之權力

細則並無關於附屬公司擁有本公司股份之規定。

(m) 股息及其他分派方法

在公司法之規定下，本公司可於股東大會以任何貨幣向股東宣派股息，惟所派股息不得超過董事會建議宣派之數額。

細則規定股息可自本公司之溢利（已入賬或未入賬）或自任何董事認為不再需要之儲備（除溢利外）作出宣派及派付。在通過普通決議案後，股息亦可自公司法就此批准之股份溢價賬或其他基金或賬目作出宣派及派付。

除任何股份所附權利或發行條款另有規定者外，(i)一切股息須按派息股份之實繳股款比例宣派及派付，惟就此而言，凡在催繳前就股份所繳付之股款將不會視為股份之實繳股款及(ii)一切股息須按派發股息之任何部分期間之實繳股款比例分配及派付。如股東欠負本公司催繳股款或其他欠款，則董事會可將欠負之全部數額（如有）自本公司派發予彼等之任何股息或股份有關任何股份之款項中扣除。

董事會或本公司於股東大會上議決派付或宣派本公司股本之股息時，董事會可繼而按董事會之酌情決定議決(a)配發入賬列為繳足之股份以代替派發全部或部分股息，惟有權獲派股息之股東可選擇收取現金或部分現金以代替配發股份，或(b)有權獲派股息之股東可選擇獲配發入賬列為繳足之股份以代替全部或部分股息。本公司在董事會建議亦可通過普通決議案就本公司任何特定股息議決配發入賬列為繳足之股份作為全部股息，而不給予股東選擇收取現金股息以代替配發股份之權利。

本公司向股份持有人以現金派付之任何股息、利息或其他款項可以支票或股息單之形式支付，並郵寄往持有人之登記地址，或如屬聯名持有人，則寄往就股份名列本公司股東名冊首位之持有人之地址，或寄往持有人之聯名持有人以書面指示之任何其他人士之地址。除持有人或聯名持有人另有指示外，每張支票或股息單之抬頭人須為持有人，或如屬聯名持有人，則為名列本公司股東名冊首位之持有人，郵誤風險由彼等承擔，而提取支票或股息單之銀行須能履行本公司之要求。兩名或以上聯名持有人之任何一名人士可獲發該等聯名持有人就所持股份之任何股息或其他款項或可分配財產之有效收據。

如董事會或本公司於股東大會上議決派付或宣派股息，董事會可繼而議決以分派任何類別指定資產之方式支付全部或部分股息。

所有於宣派一年後未獲認領之股息或紅利，可由董事會用作投資或其他用途，收益撥歸本公司所有，直至獲認領為止，而本公司不會就此成為有關款項之受託人。所有於宣派六年後仍未獲認領之股息或紅利，可由董事會沒收，撥歸本公司所有。

本公司就或有關任何股份派付之股息或其他款項概不附帶利息。

(n) **受委代表**

任何有權出席本公司會議及於會上投票之本公司股東，均有權委任其他人士作為代表，代其出席會議及投票。持有兩股或以上股份之股東可委任一名以上之代表代其出席本公司股東大會或任何類別會議及於會上代其投票。受委代表毋須為本公司股東，且應有權代表個人股東行使其代表之股東可行使之相同權力。此外，受委代表應有權代表公司股東行使其代表之股東可行使之相同權力(猶如其為個人股東)。在投票或舉手表決時，股東可親身(若股東為公司，則其正式法定代表)或由受委代表投票。

(o) **催繳股款及沒收股份**

董事會在遵守細則及配發條款之情況下，可不時向股東催繳有關彼等所持股份尚未繳付(無論按股份之面值或溢價)之任何款項。催繳股款可一次付清，亦可分期付清。倘任何催繳股款或分期股款在指定付款日期或之前尚未繳付，則欠款人士須按董事會釐定之利率(不超過年息20厘)支付由指定付款日期至實際付款日期間有關款項之利息，但董事會可豁免繳付全部或部分利息。董事會如認為恰當，可向任何願意預繳股款之股東收取有關其持有股份之全部或任何部分未催繳及未付股款或未到期分期股款(以現金或現金等值項目繳付)。本公司可就預繳之全部或部分款項按董事會釐定之利率(如有)支付利息。

若股東於指定付款日期未能支付任何催繳股款，董事會可向股東發出足不少於十四(14)日之通知，要求支付所欠之催繳股款，連同任何應計並可能累計至實際付款日期之利息，並聲明若在指定時間或之前仍未付款，則有關催繳股款之股份可被沒收。

若股東不依有關通知辦理，則該通知有關之股份於其後而通知所規定之款項並未支付前可隨時由董事會通過決議案予以沒收。沒收將包括有關被沒收股份之所有已宣佈但於沒收前仍未實際支付之股息及紅利。

股份被沒收之人士將不再為有關被沒收股份之股東，惟仍有責任向本公司支付截至沒收之日應就該等股份付予本公司之全部款項，連同(倘董事會酌情決定要求)由沒收之日至實際付款日期之有關利息，息率由董事會釐訂，惟不得超過年息20厘。

(p) **查閱股東名冊**

除非根據細則而暫停辦理股份過戶登記，否則根據細則股東名冊及股東分冊必須於每個營業日在註冊辦事處或根據公司法存置股東名冊之開曼群島其他地點免費供股東查閱最少兩(2)個小時，而任何其他人士在繳付最高不超過2.50港元之費用後亦可查閱，倘在過戶登記處(定義見細則)查閱，則須先繳付最高不超過1.00港元或董事會指明之較低金額之費用。

(q) **會議及另行召開之各類別股東會議之法定人數**

任何股東大會在處理事項時如未達到法定人數，概不可處理任何事項，惟未達法定人數亦可委任大會主席。

除細則另有規定外，股東大會之法定人數為兩位親身出席且有投票權之股東(或若股東為公司，則為其正式授權代表)或其受委代表。為批准修訂某類別股份權利而另行召開之會議(續會除外)所需之法定人數為持有或由受委代表代表該類別已發行股份面值不少於三分一之兩位人士。

就細則而言，倘公司股東由董事通過決議案或該公司之其他法定團體委任之正式法定代表為其代表出席本公司有關股東大會或本公司任何類別股東之有關股東大會，則該公司股東亦被視為親身出席該大會。

(r) **少數股東遭欺詐或壓制時可行使之權利**

細則並無關於少數股東在遭欺詐或壓制時可行使之權利之規定。然而，開曼群島法例載有保障本公司股東之若干規定，其概要見本附錄第4(e)段。

(s) **清盤程序**

有關本公司被法院頒令清盤或自動清盤之決議案須為特別決議案。

根據清盤當時任何類別股份所附有關可供分配額外資產之任何特別權利、特權或限制，(i)倘本公司清盤而可供分配予本公司股東之資產超過清盤開始時之全部繳足股本，則額外之資產將根據該等股東分別所持已繳股份之數額按比例分配及(ii)倘本公司清盤而可供分配予本公司股東之資產不足以償還清盤開始時之全部繳足股本，則該等資產之損失將盡可能根據本公司開始清盤時股東分別持有已繳或應已繳付股本按比例由股東承擔。

倘本公司清盤(不論為自動清盤或遭法院頒令清盤)，清盤人可在獲得特別決議案授權及公司法規定之任何其他批准之情況下，將本公司全部或任何部分資產以現金或實物分派予股東，而不論該等資產為一類或多類不同之財產。清盤人可就前述分發之任何一類或多類財產釐定其認為中肯之價值，並決定股東或不同類別股東間之分派方式。清盤人可在獲得相同授權之情況下，將任何部分資產授予清盤人認為適當並以股東為受益人而設立之信託之受託人，惟不得強逼股東接受任何負有債務之股份或其他財產。

(t) **未能聯絡之股東**

根據細則，倘若(i)應付予任何股份持有人之現金支票或股息單(總數不少於三張)在12年期間內仍未兑現；(ii)在12年期屆滿時，本公司於該期間並無獲得任何消息顯示該股東之存在；及(iii)本公司以廣告形式，根據指定證券交易所(定義見細則)之規定發出通告之表示打算出售該等股份起三個月(或經指定證券交易所(定義見細則)批准之較短日期)後，且已就上述意向知會指定證券交易所(定義見細則)，則本公司可出售該等無法聯絡之股東之股份。出售該等股份所得款項淨額將屬本公司所有，而本公司收到該筆款項後，即欠該前股東一筆相同數額之欠款。

(u) **認購權儲備**

細則規定，如公司法未予禁止及在遵守公司法之情況下，若本公司已發行可認購股份之認股權證，而本公司採取之任何措施或進行之任何交易會導致該等認股權證之

認購價降至低於股份面值，則須設立認購權儲備，用以繳足認股權證行使時認購價與股份面值之差額。

3. 開曼群島公司法

本公司根據公司法在開曼群島註冊成立，因此營運須受開曼群島法例約束。以下乃開曼群島公司法若干規定之概要，惟此概要並不表示包括所有適用之條文及例外情況，亦不表示總覽開曼群島公司法及稅務方面之所有事項（此等條文或與有利益關係之各方可能較熟悉之司法權區之同類條文有所不同）：

(a) 業務

作為獲豁免公司，本公司須主要在開曼群島以外地區經營業務。本公司須每年向開曼群島公司註冊處處長提交年報進行登記，並須按法定股本數額繳付費用。

(b) 股本

公司法規定，倘公司按溢價發行股份以換取現金或其他代價，則須將相當於該等股份之溢價總額或總值之款項撥入名為「股份溢價賬」之賬項內。視乎公司選擇，該等規定或不適用於該公司根據考慮收購或註銷任何其他公司股份而配發及按溢價發行之溢價或股份。公司法規定股份溢價賬可由本公司根據（如有）其公司組織章程大綱及公司細則之規定：(a)分派或派付股息予股東；(b)繳足將發行予公司股東以作為繳足紅股之未發行股份；(c)按公司法第37條之規定贖回或購回該公司股份；(d)撇銷公司開辦費用；(e)撇銷發行公司股份或公司債券之費用或就此支付之佣金或給予之折扣；及(f)作為贖回或購買該公司任何股份或公司債券時須予支付之溢價。

除非於緊隨建議公司分派或派付股息日期後，本公司可償還日常業務中到期之債務，否則不得自股份溢價賬向股東作出任何分派或派付任何股息。

公司法規定，在法院確認後，如獲公司組織細則批准，則擁有股本之股份有限公司或擔保有限公司可通過特別決議案以任何方式削減其股本。

細則載有若干規定保障特別類別股份之持有人，在修訂彼等之權利前須獲得彼等同意，包括獲得該類別已發行股份之持有人同意特定之修訂部分或由該等股份之持有人在獨立會議通過決議案批准。

(c) **資助購回公司本身或其控股公司之股份**

在適用法例之規限下，公司可資助本身、其附屬公司或其控股公司之任何附屬公司之董事及僱員購回公司股份或任何附屬公司或控股公司之股份。此外，在所有適用法例之規限下，公司可資助信託人為該公司、其附屬公司、該公司之任何控股公司或任何該等控股公司之任何附屬公司之僱員(包括受薪董事)利益收購該公司股份或任何該等附屬公司或控股公司之股份。

開曼群島法例並無明文限制公司向另一名人士提供財務資助以購回或認購公司本身或其控股公司之股份。因此，如公司董事在審慎忠實考慮下認為合適且符合公司利益，公司可提供該等財務資助。有關資助須以公平方式進行。

(d) **公司及其附屬公司購回股份及認股權證**

在公司法之規限下，擁有股本之股份有限公司或擔保有限公司，如其細則許可，則可以發行可由公司或股東選擇贖回或贖回之股份。此外，如該細則許可，則該公司可購回本身之股份，包括可贖回股份，惟倘若細則無批准購回之方式，則未獲公司以普通決議案批准購回之方式前，公司不得購回本身之股份。公司只可贖回或購回本身之已繳足股份。如公司贖回或購回本身股份後再無任何持股之股東，則不可贖回或購回本身股份。除非在建議付款後，公司仍有能力償還在日常業務中到期清付之債項，否則公司以其股本贖回購回本身之股份乃屬違法。

公司並無被禁止購回本身之認股權證，故可根據有關認股權證文據或證書之條款及條件購回本身之認股權證。開曼群島法例並無規定公司組織章程大綱或公司細則須載有允許該等購回之規定，公司董事可運用公司組織章程大綱賦予之一般權力買賣及處理一切個人產業。

根據開曼群島法例，附屬公司可持有其控股公司之股份，而在若干情況下，亦可購買該等股份。

(e) **股息及分派**

除公司法第34條外，公司法並無有關派息之法定規定。根據英國案例法（可能於開曼群島在此方面具有説服力），股息只可以從公司之溢利分派。此外，公司法第34條規定如具備償還能力且公司之組織章程大綱及公司細則有所規定（如有），則可由股份溢價賬派息及分派（詳見上文第2(m)段）。

(f) **保障少數股東**

開曼群島之法院一般應會依從英國案例法之先例，允許少數股東就以下各項提出訴訟或以公司名義提出引申訴訟：(a)對公司有害或非法之行為，(b)公司控制者對少數股東作出涉嫌欺詐之行為，及(c)須特定多數（或特別）大多數股東通過之決議案以違規方式通過。

如公司並非銀行且其股本已分拆股份，則開曼群島法院可根據持有公司已發行股份不少於五分一之股東申請，委派調查員審查公司之業務並按法院指定之方式呈報結果。

公司任何股東可入稟開曼群島法院，而法院認為公司清盤乃屬公平公正，則可發出清盤令。

一般而言，股東對公司之索償，須根據適用於開曼群島之一般契約或民事侵權法，或根據公司之組織章程大綱及公司細則賦予股東之個別權利而提出。

(g) **管理階層**

公司法並無就董事出售公司資產之權力作出特別規限，惟普通法規定公司之高級職員(包括董事、董事總經理及秘書)在行使本身權力及執行本身職責時，須為公司之最佳利益忠誠信實行事，並以合理審慎之人士於類似情況下應有之謹慎、勤勉及技巧處事。

(h) **會計及審核規定**

公司須促使存置有關(i)公司所有收支款項及有關收支之事項；(ii)公司所有銷貨與購貨記錄及(iii)公司之資產與負債之正確賬目記錄。

如賬冊不能真實中肯反映公司狀況及解釋有關之交易，則不視為適當保存之賬冊。

(i) **外滙管制**

開曼群島並無外滙管制或貨幣限制。

(j) **税項**

根據開曼群島税務減免法(一九九九年修訂本)第6條，本公司已獲得總督會同行政局保證：

(1) 開曼群島並無法例對本公司或本公司業務之所得溢利、收入、收益或增值徵税；及

(2) 毋須就本公司股份、債券或其他承擔繳交上述税項或遺產税或承繼税。

對本公司之承諾由二零零一年十二月四日起有效期為二十年。

開曼群島現時對個人或公司之溢利、收入、收益或增值並不徵收任何税項，且無承繼税或遺產税。除不時可能因在開曼群島訂立若干文件或將該等文件帶入開曼群島而須支付之印花税外，開曼群島政府不甚可能對本公司徵收重大税項。開曼群島並無參與訂立雙重徵税公約。

(k) **轉讓之印花稅**

開曼群島對開曼群島公司股份轉讓並不徵收印花稅，惟轉讓在開曼群島擁有土地之公司之股份除外。

(l) **給予董事之貸款**

公司法並無明確規定禁止公司向任何董事提供貸款。

(m) **查閱公司記錄**

公司股東根據公司法並無查閱或獲得公司股東名冊或公司記錄副本之一般權利，惟公司細則可能賦予該等權利。

按照公司細則之規定，獲豁免公司可在董事會不時認為適當之開曼群島以內或以外之地點設立股東總名冊及分冊。公司法並規定獲豁免公司向開曼群島公司註冊處處長提交股東名單，因此股東姓名及地址並非公開資料，且不會供給公眾查閱。

(n) **清盤**

公司可根據法院指令或其股東之特別決議案清盤。開曼群島法院亦有權在若干特定情況下頒令清盤，包括在法院認為將公司清盤乃屬公平公正之情況下。

如股東於股東大會上通過特別決議案作出決議，或倘公司為有限期之公司，則在其大綱指定之公司期限屆滿時，或倘出現大綱所規定公司須解散之情況，則該公司可自動清盤。倘公司自動清盤，公司須由自動清盤之決議案獲通過或於上述之公司期滿或由上述情況發生起停止營業。待委出清盤人後，公司之事務將完全由清盤人負責，日後未得其批准不得實施任何行政措施。

公司可根據法院指令或其股東之特別決議案清盤，並委任清盤人負責集中公司資產(包括出資人所欠(如有)之款項)、確定債權人名單及償還本公司所欠債權人之債務(如資產不足償還全部債務則按比例償還)，並確定出資人(股東)之名單，根據彼等之股份所附權利分派剩餘資產(如有)。

倘屬股東提出之自動清盤，公司須於股東大會上委任一位或多位清盤人以便結束公司之業務及分派其資產。

待公司之業務完全結束後，清盤人即須編製有關清盤之報告，顯示清盤之過程及售出之公司資產，並在其後召開公司股東大會以便向公司提呈報告及加以闡釋。此次最後股東大會之通告必須以開曼群島之公告或公司註冊處處長指定之其他方式作出。

為進行公司清盤及輔助法院，可委任一名或多名人士為正式清盤人，而法院可酌情臨時或以其他方式委任該名或該等人士執行該職務，倘超過一名人士獲委任執行該職務，則法院須聲明所須採取或授權正式清盤人採取之任何行動將由全部或任何一名或以上該等人士進行。法院亦可決定在正式清盤人出任時是否可獲或獲何等保障。倘並無委任正式清盤人或無人執行該職務，則公司之所有財產將由法院保管。

(o) **重組**

法例規定進行重組及合併須在為此而召開之股東或債權人大會(視情況而定)，獲得佔出席大會之股東或債權人負債值之75%之大多數股東或債權人贊成，且其後須獲法院認可。雖然有異議之股東可向法院表示申請批准之交易對股東所持股份並無給予合理價值，但如無證據顯示管理層有欺詐或不誠實，法院不甚可能僅因上述理由而否決該項交易，而倘若該項交易獲批准及完成，異議股東將不會獲得類似諸如美國公司之異議股東一般會具有之估值權利(即按照法院對其股份之估值而獲得現金之權利)。

(p) **收購**

如一間公司提出收購其他公司股份，且在提出收購建議後四個月內，不少於90%之被收購股份持有人接納收購，則收購者在上述四個月期滿後之兩個月內，可發出通知要求反對收購之股東按收購建議之條款轉讓其股份。反對收購之股東可在該通知發出後一個月內向開曼群島法院提出反對轉讓。反對收購之股東須證明法院應行使其酌情權，惟法院一般不會行使其酌情權，除非有證據顯示收購者與接納收購股份持有人之間有欺詐或不誠實或勾結，以不公平手法逼退少數股東。

(q) **賠償保證**

開曼群島法例並不限制公司細則對行政人員及董事會作出賠償保證之數額，惟不包括法院認為違反公眾政策之規定(例如表示對觸犯法律之後果作出賠償保證)。

4. 一般事項

本公司有關開曼群島法例之特別法律顧問開曼群島之Conyers Dill & Pearman, Cayman已向本公司發出一份意見書，概述開曼群島公司法之若干方面。按附錄五「備查文件」一節所述，該意見書連同公司法之副本可供查閱。任何人士如欲查閱開曼群島公司法之詳細概要，或欲了解該法律與其較熟悉之任何其他司法權區法律間之差異，應諮詢獨立法律顧問。

有關本公司之其他資料

1. 註冊成立

本公司於二零零一年十一月八日根據公司法於開曼群島註冊成立為獲豁免有限公司。本公司已設立香港主要營業地點，地址為香港沙田安耀街2號新都廣場18樓2及3室，並於二零零一年十二月十三日根據公司條例第十一部註冊為香港之海外公司。謝錦鵬先生(地址為香港新界清水灣碧沙路23號君爵堡第93號屋)及陳永傑先生(地址為香港九龍紅磡黃埔花園二期第3座6樓E室)已獲委任為本公司之授權代表，代表本公司在香港接收傳票及通知。由於本公司於開曼群島註冊成立，故其業務須受公司法及其規章文件(包括組織章程大綱及公司細則)規限。其規章文件之多項條文及公司法之有關方面之概要載於本招股章程附錄三。

2. 本公司之股本變動

於本公司註冊成立之日，其法定股本為100,000港元，分為1,000,000股每股面值0.10港元股份。於二零零一年十一月十三日，一股股份獲無償配發及發行予Codan Trust Company (Cayman) Limited。於同日，Codan Trust Company (Cayman) Limited將該股股份轉讓予Crisana，而499,999股股份獲本公司無償配發及發行予Crisana，及500,000股股份獲本公司無償配發及發行予Silver Wave。

根據本公司全體股東於二零零一年十二月十五日通過之決議案，本公司藉進一步增設1,999,000,000股股份，將本公司之法定股本增至200,000,000港元。於該等1,999,000,000股股份中，1,000,000股按下文第4(e)段所述於該日獲以入賬列作繳足方式配發及發行。

於二零零一年十二月十五日，根據下文「公司重組」一段所述之公司重組，Crisana及Silver Wave將彼等各自於Chitaly BVI之股本權益(合共構成Chitaly BVI之全部已發行股本)轉讓予本公司，代價為本公司(i)無償發行予Crisana並由其持有之500,000股按面值入賬列作繳足股份；(ii)將無償發行予Silver Wave並由其持有之500,000股按面值入賬列作繳足股份；及(iii)以入賬列作繳足方式配發及發行1,000,000股新股份，其中500,000股予Crisana，另外500,000股予Silver Wave。緊隨以上轉讓Chitaly BVI股本權益後，本公司其後分別由Crisana及Silver Wave各擁有其50%股權。

假設股份發售成為無條件、資本化發行完成及發售股份獲發行(但不計及因行使根據購股權計劃授出之購股權可能獲發行之任何股份)，本公司之法定股本將為200,000,000港元，分為2,000,000,000股股份，而本公司之已發行股本將為23,000,000港元，分為230,000,000股

繳足或入賬列作繳足股份，另外1,770,000,000股股份仍未發行。除因行使購股權計劃可能授出之任何購股權外，本公司目前無意發行本公司法定但未發行股本中之任何部分，而未經本公司股東在股東大會上事先批准下，不得進行將會實際改變本公司控制權之股份發行。

除本招股章程所披露者及分別於下文「本公司全體股東於二零零二年四月二十六日通過之決議案」及「公司重組」各段所述者外，自本公司註冊成立日期以來，本公司股本概無任何變動。

3. **本公司全體股東於二零零二年四月二十六日通過之決議案**

於二零零二年四月二十六日，本公司全體股東通過書面決議案，據此(其中包括)：

(a) 本公司批准及採納現有組織章程大綱及公司細則；

(b) 待於二零零二年六月一日或之前(或金利豐代表包銷商可能協定之較後日期)，聯交所上市委員會批准本招股章程所述已發行或將予發行之股份上市及買賣後，及包銷商根據配售及包銷協議之責任成為無條件及並無按照配售及包銷協議之條款或其他條款予以終止：

(i) 股份發售獲批准及董事獲授權根據股份發售配發及發行發售股份；

(ii) 待聯交所上市委員會進一步批准根據購股權計劃(其主要條款載於本附錄「購股權計劃」一段)將予發行之股份上市及買賣後，購股權計劃之規則獲批准及採納及董事獲授權執行購股權計劃，根據該計劃授出購股權並因行使根據購股權計劃可能授出之任何購股權而配發及發行股份；

(iii) 待本公司之股份溢價賬因股份發售而進一步進賬後，董事獲授權將該筆已記入本公司股份溢價賬之18,775,000港元撥充資本，用以按面值繳足187,750,000股股份後，向於二零零二年四月二十六日營業時間結束時名列本公司股東名冊之股東(或依照彼等之指示)，按當時各自之持股比例(盡量不計及零碎股權)配發及發行該等股份；

(c) 董事獲授全面無條件授權，除按供股、以股代息計劃、或根據本公司之組織章程配發及發行股份以代替全部或部份股息之類似安排、或於通過有關決議案之日前行使任何認股權證或可轉換股份之任何證券或已發行股份所附帶之任何認購權或換股權、或行使根據購股權計劃授出之購股權或根據股份發售或資本化發行外，以代表本公司配發、發行及處置總面值不超過本招股章程所述已發行及將予發行股本總面值之20%之和之股份，此項授權之效力直至下列日期(以較早者為準)前為止：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何適用法例或本公司之組織章程規定舉行本公司下屆股東週年大會之期間屆滿時；或

(iii) 股東在股東大會上通過普通決議案撤回、修改或重續該項授權；

(d) 董事獲授全面無條件授權，以行使本公司一切權力，代表本公司在聯交所或本公司證券可上市及獲證監會及聯交所就此認可之任何其他證券交易所，購回總面值不超過本招股章程所述本公司已發行及將予發行之股本總面值10%之股份，此項授權之效力直至下列日期(以較早者為準)前為止：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何適用法例或本公司之組織章程規定舉行本公司下屆股東週年大會之期間屆滿時；或

(iii) 股東在股東大會上通過普通決議案撤回、修改或重續該項授權；及

(e) 批准將上文(c)段所述之全面無條件授權擴大，以包括本公司根據上文(d)段所述購回股份之授權而購回之本公司股本總面值，惟擴大之數額不得超過本招股章程所述之本公司已發行及將予發行之股本總面值10%。

4. **公司重組**

為籌備股份在聯交所上市，組成本集團之公司進行重組，以將本集團之公司架構合理化，本公司因而成為本集團之最終控股公司。公司重組涉及下列事項：

(a) 於二零零一年十一月八日，本公司在開曼群島註冊成立；

(b) Chitaly BVI於二零零一年十月十五日於英屬處女群島註冊成立，林岱先生及謝錦鵬先生各自持有一股股份。於二零零一年十二月十五日，林岱先生及謝錦鵬先生將各自於Chitaly BVI之一股股份分別轉讓予Crisana及Silver Wave，每股股份之現金代價為1美元。

(c) 於二零零一年十二月十五日，Crisana及林岱先生與Chitaly BVI訂立一份協議，據此，Crisana及林岱先生於同日將各自於香港皇朝之股本權益(合共即香港皇朝之全部已發行股本)轉讓予Chitaly BVI，代價為Chitaly BVI分別按面值配發及發行一股入賬列作繳足股份予Crisana，及按林岱先生之指示配發及發行一股入賬列作繳足股份予Silver Wave；

(d) 於二零零一年十二月十五日，Crisana及林岱先生與Chitaly BVI訂立一份協議，據此，Crisana及林岱先生於同日將各自於中意傢俬之股本權益(合共即是中意傢俬之全部已發行股本)轉讓予Chitaly BVI，代價為Chitaly BVI分別按面值配發及發行498股入賬列作繳足股份予Crisana，及按林岱先生之指示配發及發行498股入賬列作繳足股份予Silver Wave；

(e) 於二零零一年十二月十五日，本公司向Crisana及Silver Wave收購Chitaly BVI全部已發行股本，正如上述「本公司之股本變動」一段所述，代價為本公司(i)配發及發行1,000,000股入賬列作繳足新股份，其中500,000股股份予Crisana，而另外500,000股股份予Silver Wave及(ii)將無償發行予Crisana及Silver Wave並由其持有之1,000,000股股份入賬列作繳足。

5. **本公司附屬公司之股本變動**

本公司之附屬公司載列於會計師報告(全文載於本招股章程附錄一)內。

根據增城市對外經濟貿易局於二零零零年七月十三日發出之批核文件增外經業字[2000]075號，萬利寶將註冊資本由3,700,000美元增至5,700,000美元，並將總投資額由3,700,000美元增至6,300,000美元。

除本招股章程所披露者及上述「公司重組」一段所摘錄者外，於緊接本招股章程刊發日期前兩年內，本公司任何附屬公司之股本概無變動。

6. **本公司購回本身股份**

本節列載聯交所規定須收錄於本招股章程有關本公司購回本身證券之資料。

(a) *上市規則之規定*

上市規則准許以聯交所為第一上市地之公司，在若干限制下在聯交所購回本身之證券，其中最重要之限制概述如下：

(i) 股東批准

以聯交所為第一上市地之公司之所有購回證券(必須為繳足證券)建議，必須事先獲得股東以普通決議案批准(透過一般授權或有關個別交易之特別批准)。

附註： 根據本公司全體股東於二零零二年四月二十六日通過之決議案，授予董事全面無條件授權(「購回授權」)，授權本公司隨時於本公司下屆股東週年大會結束時；任何適用法例或其組織章程規定舉行本公司下屆股東週年大會之期間屆滿時；或股東在股東大會上通過普通決議案撤回、修改或重續該項授權(以較早者為準)前，於聯交所或本公司證券可上市及獲證監員會及聯交所就此認可之任何其他證券交易所，購回總面值不超過本招股章程所述本公司已發行及將予發行之股本總面值10%之股份(「購回授權」)。

(ii) 資金來源

公司用以購回之資金，必須自根據組織章程大綱及公司細則及開曼群島適用法例可合法作此用途之資金中撥支。公司不得以現金以外之代價或聯交所不時之買賣規則所規定以外之結算方式購回本身之證券。

(b) **購回之原因**

董事相信，股東授出一般授權使董事可在市場上購回股份，符合本公司及其股東整體之最佳利益。只有在董事相信將令本公司及其股東受惠時方會購回股份。該等購回事宜可能會提高本公司之資產淨值及／或其每股盈利及／或減低行使本公司發行之任何認股權證所附帶之認購權而產生之攤薄影響，但須取決於當時市場狀況及資金安排。

(c) **購回之資金**

用以根據購回授權進行之購回之資金必須來自根據公司組織章程大綱及細則、上市規則及開曼群島適用法例可合法作此用途之本集團資金。

倘購回授權獲全面行使，可能會對本公司之營運資金或資本負債水平造成重大不利影響(相對本公司最近公開之經審核帳目所披露之狀況)。然而，董事無意在對本集團之營運資金需求，或董事認為本集團不時適用之資本負債水平造成任何重大不利影響之情況下行使購回授權。

(d) **權益之披露**

董事及(據董事在作出一切合理查詢後所知)彼等各自之聯繫人，現時無意在購回授權獲行使之情況下，出售任何股份予本公司或其附屬公司。

關連人士(定義見上市規則)概無知會本公司現有意在購回授權獲行使之情況下，出售股份予本公司，或承諾不會如此行事。

(e) **董事之承諾**

董事已向聯交所承諾，在上市規則及開曼群島適用法例仍然適用之情況下，會根據上市規則及開曼群島適用法例行使購回授權。

(f) 收購守則引致之後果

假如由於購回股份，一名股東於本公司之投票權權益比例增加，根據香港公司收購及合併守則(「守則」)此項增加將被視為一項收購。因此，一名股東或一群一致行動之股東可取得或集合本公司之控制權(視乎股東權益增加之程度，但受守則第26條所列之2%增購率規定之幅度所限)，並根據守則第26條須就該項增加提出強制收購建議。除上述者外，就董事所知，緊隨股份於聯交所上市後，並無出現在守則下因根據購回授權作出之任何購回而產生之後果。

有關業務之其他資料

1. 重大合約概要

下列合約(並非在日常業務過程中訂立之合約)乃由本公司或其任何附屬公司於緊接本招股章程刊發日期前兩年內訂立，為重大或可屬重大：

(i) 於二零零一年六月二十九日由交通銀行廣州分行與萬利寶訂立之貸款協議，據此，萬利寶獲得一筆人民幣4,000,000元之貸款；

(ii) 於二零零一年六月二十九日由交通銀行廣州分行與萬利寶訂立之按揭協議，據此，萬利寶已將萬利寶物業之土地使用權予以按揭，作為上文第1(i)段所指貸款協議所述貸款之抵押品；

(iii) 於二零零一年十二月四日由謝錦鵬先生與Knollwood Limited訂立之轉讓書，據此，謝錦鵬先生向Knollwood Limited轉讓兩項商標(即「Royal」及「BIESSE」)，代價為1港元。

(iv) 於二零零一年十二月十五日由Chitaly BVI、Crisana及林岱先生訂立之協議，據此，Chitaly BVI收購皇朝香港全部已發行股本，代價為Chitaly BVI分別按面值配發及發行一股入賬列作繳足之股份予Crisana，及按林岱先生之指示按面值配發及發行一股入賬列作繳足之股份予Silver Wave；

(v) 於二零零一年十二月十五日由Chitaly BVI、Crisana及林岱先生訂立之協議，據此，Chitaly BVI收購中意傢俬全部已發行股本，代價為Chitaly BVI分別按面值配發及發行498股入賬列作繳足之股份予Crisana，及按林岱先生之指示按面值配發及發行498股入賬列作繳足之股份予Silver Wave；

(vi) 於二零零一年十二月十五日由本公司、Crisana及Silver Wave訂立之協議，據此，本公司收購Chitaly BVI全部已發行股本，代價為(i)本公司分別向Crisana及Silver Wave無償發行並由彼等各自持有之500,000股及由本公司入賬列作繳足之股份；及(ii)本公司分別配發及發行1,000,000股入賬列作繳足之新股份，500,000股予Crisana及500,000股予Silver Wave；

(vii) 配售及包銷協議；及

(viii) 於二零零二年四月三十日由Crisana、Silver Wave、謝錦鵬先生及林岱先生訂立以本集團為受益人之彌償保證契據，其中載有本附錄「其他資料」一節中「遺產稅、稅務及其他彌償保證」一段所述之彌償保證。

2. 本集團之知識產權

於最後實際可行日期，本集團擁有下列註冊商標：

商標	申請地點	類別	包括之產品	有效期間／註冊日期	註冊編號
BIESSE	香港	20	木、塑膠及金屬辦公室及家居家具及裝飾品	由一九九九年五月十日起計七年	02052/2001
Royal	香港	20	木、塑膠及金屬辦公室及家居家具及裝飾品	由一九九九年五月十日起計七年	B02051/2001
	中國	20	家具、辦公室家具、非金屬箱、電纜及電線塑膠支托物、竹或木刻產品、軟木產品、非金屬家具零件、墊子、窗簾塑膠輪	由二零零一年五月十四日起計十年	1569628
Jackson	中國	20	家具、辦公室家具、非金屬箱、電纜及電線塑膠支托物、鏡子(玻璃鏡)、竹或木刻產品、軟木產品、非金屬家具零件、墊子、窗簾塑膠輪	由二零零一年二月二十一日起計十年	1525806

商標	申請地點	類別	包括之產品	有效期間／註冊日期	註冊編號
Sunny Saddel	中國	20	家具、辦公室家具、非金屬箱、電纜及電線塑膠支托物、鏡子(玻璃鏡)、竹或木刻產品、軟木產品、墊子、非金屬家具零件、窗簾塑膠輪	由二零零一年二月十四日起計十年	1520933
Roland	中國	20	家具、辦公室家具、非金屬箱、電纜及電線塑膠支托物、鏡子(玻璃鏡)、竹或木刻產品、墊子、非金屬家具零件、窗簾塑膠輪	由二零零一年二月十四日起計十年	1520935
Sally Shale	中國	20	家具、辦公室家具、非金屬箱、電纜及電線塑膠支托物、鏡子(玻璃鏡)、竹或木刻產品、軟木產品、墊子、非金屬家具零件、窗簾塑膠輪	由二零零一年二月十四日起計十年	1520932

商標	申請地點	類別	包括之產品	有效期間／註冊日期	註冊編號
ELSEES	中國	20	家具、辦公室家具、非金屬箱、電纜及電線塑膠支托物、鏡子(玻璃鏡)、竹或木刻產品、軟木產品、墊子、非金屬家具零件、窗簾塑膠輪	由二零零一年二月十四日起計十年	1520936
RUBICUS	中國	20	家具、辦公室家具、非金屬箱、電纜及電線塑膠支托物、鏡子(玻璃鏡)、竹或木刻產品、軟木產品、非金屬家具零件、墊子、窗簾塑膠輪	由二零零一年二月十四日起計十年	1520934
斯特芳斯	中國	20	家具、辦公室家具、非金屬箱、電纜及電線塑膠支托物、鏡子、竹或木刻產品、軟木產品、非金屬家具零件、墊子、窗簾塑膠輪	由二零零一年三月二十八日起計十年	1545082

於最後實際可行日期，本集團已申請為下列商標註冊，該商標之註冊仍未授出：

商標	申請地點	類別	包括之產品	申請日期	申請編號
皇朝	中國	20	桌子(家具)、辦公室家具、家具、椎床墊(睡床床墊)、床、衣櫃(大衣櫃)、長沙發	二零零二年一月二十一日	TA02003904
	香港	20	木、塑膠、金屬辦公室及家居家具及裝飾品、非金屬箱、電纜及電線塑膠支托物、鏡子(玻璃鏡)、竹或木刻產品、軟木刻產品、非金屬家具零件、墊子、窗架塑膠輪	二零零二年四月二十六日	200205905
	香港	35	有關木、塑膠、金屬辦公室及家居家具及裝飾品、非金屬箱、電纜及電線塑膠支托物、鏡子(玻璃鏡)、竹或木刻產品、軟木刻產品、非金屬家具零件、墊子、窗架塑膠輪之零售、批發及代理服務	二零零二年四月二十六日	200205906

於最後實際可行日期，本集團擁有二十一項產品設計，其性質包括床、床頭板及家具擺設。於按名義代價轉讓予本集團之前，某些產品設計乃由兩名董事正式擁有。產品設計已於一九九九年至二零零一年申請註冊，而各項註冊之年期乃由申請日期起計為期十年。本集團亦已於二零零二年三月，於中國為十四項產品設計申請註冊，包括床及櫃，註冊仍未獲批。除上述者外，概無對本集團之業務而言屬重大之其他商標或服務標誌、專利權、其他知識產權或工業產權。

3. **有關本集團之中國業務**

本集團已在中國成立外商獨資企業萬利寶。萬利寶之公司資料如下：

萬利寶

公司性質：	外商獨資企業
控股公司：	中意傢俬
總投資額：	6,300,000美元
註冊資本：	5,700,000美元
本公司應佔權益：	100%
經營期：	由一九九九年七月九日起計為期三十年
業務範圍：	製造、加工及出售各類家具、辦公室家具及配件產品

萬利寶董事會由三名董事組成，其中一名為主席，另外兩名為副主席。

於萬利寶成立之日，其總投資額及註冊資本為3,700,000美元。根據由增城市對外經濟及貿易局於二零零零年七月十三日發出之增外經業字[2000] 075號批文，萬利寶之總投資額及註冊資本分別增至6,300,000美元及5,700,000美元。

有關董事、管理層及員工之其他資料

1. **權益之披露**

緊隨資本化發行及股份發售後，以下董事及行政總裁於公司及其相聯法團(定義見披露權益條例)擁有根據披露權益條例第28條須於股份上市後，隨即知會本公司及聯交所之股本或債務證券權益(包括彼等根據披露權益條例第31條或附表第一部被當作或視為擁有之權

益)，或根據披露權益條例第29條須於股份上市後，記錄在該條所述之登記冊之權益，或根據上市規則有關上市公司董事進行證券交易之標準守則，於股份上市後須隨即知會本公司及聯交所之權益如下：

本公司 董事姓名	股份數目	權益類別	股權 百分比
謝錦鵬先生(附註1)	86,250,000股	公司	37.5%
林岱先生(附註2)	86,250,000股	公司	37.5%

附註：

1. Crisana為該等股份之登記持有人。

2. Silver Wave為該等股份之登記持有人。

就董事所知，緊隨資本化發行及股份發售後，若不計及根據股份發售可能獲認購之股份，下列人士(並非本公司董事或行政總裁)將直接或間接擁有附帶權利可在本集團任何成員公司之股東大會上投票之10%或以上權益：

	股份數目		股權
名稱	直接權益	間接權益	百分比
Crisana(附註3)	86,250,000	無	37.5%
Silver Wave(附註4)	86,250,000	無	37.5%

附註：

3. Crisana股份由謝錦鵬先生實益擁有。

4. Silver Wave股份由林岱先生實益擁有。

2. 董事服務合約詳情

謝錦鵬先生、林岱先生及林寧女士各自與本公司及各間本集團之成員公司訂立服務合約，由二零零二年五月一日起計，初步為期兩年，可由任何一方給予另一方不少於兩個月書面通知予以終止，但通知期限不得於首年內到期。

根據上述服務合約，應付予各執行董事之酬金由董事會酌情釐定，每年可增加最多不超過15%，各執行董事可獲發酌情花紅，惟根據與本公司訂立之服務合約董事於該年度獲發之花紅總額不得超過本集團之除税及少數股東權益及花紅付款後但未計非經常及特殊項目之經審核綜合純利(「溢利」)之5%。各執行董事將會放棄就在在任何董事會上提呈與本身之年度薪金、酌情花紅及其他津貼金額有關之決議案投票，亦不會計算在法定人數內。

下列為執行董事根據上述之服務合約之基本年度薪金總數：

	港元
謝錦鵬先生	2,639,000
林岱先生	2,600,000
林寧女士	637,000

各執行董事亦可獲發一切合理之實付費用及醫療費用。

根據曹廣榮先生及馬明輝先生(獨立非執行董事)之委任函件(由二零零二年四月二十六日開始，初步為期兩年)，彼等各自有權收取每年董事袍金240,000港元。本公司將就每名獨立非執行董事因本公司之委任而合理及適當地承受之任何損失或負債作出彌償。

除上文所述者外，董事並無與集團任何成員公司訂立任何服務協議(不包括於一年內屆滿或僱主可於一年內終止而毋須賠償(法定賠償除外)之合約)。

3. **董事酬金**

於截至二零零一年十二月三十一日止年度，本集團向董事支付之酬金及授出之實物利益總額約為9,281,000港元。

根據目前安排，截至二零零二年十二月三十一日止年度根據上文第2段所述之服務合約已付或應付董事之酬金總額估計將約為7,036,000港元。

4. **收取代理費或佣金**

誠如本招股章程「包銷」一節「佣金」一段所述，包銷商將收取一筆佣金。金利豐將收取一筆有關股份發售之文件編製費。

除上文披露者外，本公司董事、發起人或名列於本附錄「專家同意書」分節之專家於緊接本招股章程刊發日期前兩年內，概無獲本集團支付任何代理費或佣金。

5. **關連人士交易**

除本招股章程附錄一會計師報告「合併業績」一節附註(h)及本招股章程其他部分所披露者外，於緊接本招股章程刊發之日前兩年內，本集團並無與董事及其聯繫人進行任何買賣。

6. **免責聲明**

除本招股章程所披露者外：

(a) 本公司董事或行政總裁概無於本公司或其任何相聯法團（定義見披露權益條例）之股本或債務證券中擁有根據披露權益條例第28條於股份上市後須隨即知會本公司及聯交所之權益（包括根據披露權益條例第31條或附表第一部彼等被當作或視作擁有之權益），或根據披露權益條例第29條須隨即記入該條例規定存置之登記冊之權益，或根據上市公司董事進行證券交易之標準守則於股份上市後須隨即知會本公司及聯交所之權益；

(b) 各董事或名列本附錄「其他資料」一節「專家同意書」分節之專家，概無於本公司之創辦中，或緊隨本招股章程刊發前兩年內由本集團任何成員公司所收購、出售或租賃，或擬收購、出售或租賃之任何資產中擁有任何直接或間接權益；

(c) 各董事或名列本附錄「其他資料」一節「專家同意書」分節之專家，概無於本招股章程刊發日期在對本集團整體業務有重大影響之任何有效合約或安排中擁有重大權益；

(d) 各董事概無與本集團任何成員公司訂立或建議訂立服務協議，惟不包括於一年內屆滿或僱主無償（法定賠償除外）而終止之合約；

(e) 如不計入根據股份發售可能獲認購之股份，董事並未知悉任何人士（並非本公司之董事或行政總裁）於緊隨資本化發行及股份發售完成後，將直接或間接擁有附有權

利於任何情況下在本集團任何成員公司之股東大會上投票之任何類別股本面值之10%或以上權益；

(f) 除根據配售及包銷協議擬授出之權利外，名列本附錄「其他資料」一節「專家同意書」分節之專家，概無於本集團任何成員公司持有任何股權，以認購或提名他人認購本集團任何成員公司證券之權利（不論可否合法執行），而該等專家概非本集團任何成員公司之高級職員或僱員；及

(g) 據董事所知，擁有本公司已發行股本5%以上之本公司董事、彼等之聯繫人及任何股東，概無於本集團之五大供應商及五大客戶中擁有任何權益。

購股權計劃

1. 條款概要

下文為本公司全體股東於二零零二年四月二十六日通過決議案有條件批准及採納之購股權計劃之主要條款概要：

(a) 目的

購股權計劃乃股份獎勵計劃，為表揚計劃參與者之貢獻而設立。

(b) 合資格參與者

董事會（「董事會」）可酌情向僱員（包括本集團之執行董事及非執行董事、辦公室顧問及顧問）授出購股權，以按下文(f)段釐定之行使價認購經董事會決定之新股份數目。承授人在接受購股權時，須支付1.00港元予本集團作為授出購股權之代價。

(c) 最高股份數目

(i) 在下文(ii)及(iii)項之規限下，因行使根據購股權計劃及本集團其他計劃將授出之所有購股權而可發行之股份總數，最多不得超過批准購股權計劃之日已發行股份之10%。就計算10%限額而言，根據購股權計劃及本集團任何其他計劃之條款而失效之購股權不會計算在內。

(ii) 本集團可尋求其股東在股東大會上批准「重新訂立」上文(i)項之10%限額。然而，根據「重新訂立」之限額，因行使根據購股權計劃及本集團其他計劃將授出之所有購股權而可發行之股份總數，不得超過批准限額之日已發行股份之10%。就計算「重新訂立」之限額而言，根據購股權計劃及本集團任何其他計劃先前授出之購股權(包括根據購股權計劃尚未行使、已註銷、失效之購股權或已行使購股權)不會計算在內。

(iii) 本公司亦可另外尋求股東在股東大會上批准授出超過上文(i)及(ii)項之10%限額之購股權，惟只可向本公司於尋求批准前已指明之參與者授出超過限額之購股權。

(iv) 因行使根據購股權計劃及本集團任何其他計劃已授出之尚未行使而有待行使購股權而可發行之股份數目限額，不得超過不時已發行股份之30%。倘根據購股權計劃及本集團任何其他計劃授出購股權會超逾該30%限額，則不得授出購股權。

(d) 各參與者及關連人士可獲得之最高股數

(i) 除非經本公司股東批准，否則於任何十二個月期間因行使授予各參與者之購股權(包括已行使及尚未行使之購股權)而發行及將予發行之股份總數，不得超過已發行之1%。

(ii) 若向一名參與者進一步授出購股權，可導致該參與者於截至進一步授出購股權之日(包括該日)止十二個月期間獲發行或將獲發行之股份(包括已行使、已註銷及尚未行使之購股權)，合共超過已發行股份之1%，則該項進一步授出必須經本公司股東在股東大會上另外批准，而該名參與者及其聯繫人必須放棄投票。

(iii) 雖然有上文之規定，但向本公司之董事、行政總裁或主要股東或其各自之聯繫人如上文授出購股權，必須經本公司之獨立非執行董事(不包括身為承授人之獨立非執行董事)批准。

(iv) 倘向一名主要股東或獨立非執行董事或其任何各自之聯繫人授出購股權，可導致於截至授出購股權之日(包括該日)止十二個月期間，因該人士行使根據購股權計劃已授出及將授出之所有購股權(包括已行使、已註銷及尚未行使之購股權)而獲發行及將獲發行之股份：

(a) 合共佔已發行股份之0.1%以上；及

(b) 按提出給予之日股份收市價（聯交所每日報價表所報）計算，總值超過5,000,000港元，

則進一步授出購股權必須經本公司股東以表決方式批准，所有有關人士須投棄權票。本公司須向股東寄發通函。在該股東大會上本公司所有關連人士必須於投票時棄權（有意在股東大會上投票反對有關決議案並已於通函內表明其意向之關連人士除外）。在大會上為批准授出以上購股權而進行之表決必須以票選方式進行。

(e) *持有購股權之最短期間及工作表現目標*

董事將可擁有絕對酌情權，在向參與者授出購股權時釐定獲行使前必須持有購股權之最短期間，以及購股權獲行使前須達到之工作表現目標。

(f) *股份之認購價*

根據購股權計劃授出之任何特定購股權有關之股份認購價，必須為董事會以絕對酌情權釐定之價格，惟該價格不得低於下列三者中最高者：(i)股份面值；(ii)緊接授出購股權當日前連續五個交易日（乃股份在聯交所買賣之日期），於聯交所每日報價表所列之股份平均收市價，或若本公司上市不足五個交易日，則以發售價作為上市前期間任何一日之收市價；及(iii)在授出購股權當日（必須為交易日），於聯交所每日報價表所列之股份收市價。

(g) *權利屬承授人個人所有*

購股權不得轉讓或出讓，及屬承授人個人所有。

(h) *承授人之行使時限*

根據購股權計劃之條款，於被視為授出及接納購股權之日後至董事會絕對酌情決定及知會承授人之期限屆滿前隨時行使。於採納購股權計劃日期後十年不得授出購股權。此外，購股權所涉及之證券必須在由授出購股權日期起計十年內認購。除了本公

司於股東大會上或董事會提早終止外，購股權計劃之有效期為由本公司股東在股東大會上通過決議案採納購股權計劃日期後十年期間。

(i) 終止僱用或身故時之權利

倘購股權承授人因身故、嚴重行為失當或若干其他原因以外之原因而不再為本集團服務，則承授人於終止僱用日期後三個月期間，可最多行使於終止僱用之日期獲得之購股權(以尚未行使者為限)；終止僱用日期為承授人於本公司或有關附屬公司之最後實際工作日(不論是否支付薪金代替通知)。倘購股權之承授人因身故而終止為本集團僱員之身份，則其法定遺產代理人可於其後十二個月期間悉數行使購股權(以尚未行使者為限)，否則購股權將告失效。

(j) 解僱時之權利

倘購股權之承授人因嚴重行為失當或其他若干原因而不再為本集團服務，其購股權即告失效。

(k) 提出全面收購建議時之權利

倘全體股份持有人(或除收購人及／或受收購人控制之任何人士及／或與收購人一致行動以外之所有持有人)獲提呈全面收購建議(不論以收購建議、股份購回或安排計劃或其他類似方式進行)，而收購建議成為或宣佈成為無條件，承授人(或其合法遺產代理人)有權於收購建議成為或宣佈成為無條件之日期後十四日內，隨時悉數行使購股權(以尚未行使者為限)。

(l) 提出償債妥協或安排時之權利

倘本公司與其股東或債權人根據開曼群島有關法例，因為或就本公司之重組計劃或與其他一間或多間公司合併而擬訂立償債妥協或安排，則本公司須於向股東或債權人發出召開以考慮該項償債妥協或安排之大會通告當日，向全體承授人發出通告(連同載有本分段所述之規定之通告)，各承授人(或其合法遺產代理人)可就此於法院指令就

考慮該償債妥協或安排而召開大會日期前兩個營業日內，隨時書面知會本公司悉數或部份行使其購股權(以尚未行使者為限)。

(m) 清盤時之權利

倘本公司通過有效決議案，自願將本公司清盤，則購股權之承授人(或其合法遺產代理人)可書面知會本公司(連同通知涉及之股份認購價款項)，選擇於為考慮清盤而建議舉行之本公司股東大會日期前兩個營業日內行使其購股權，承授人就此將可享有與股份持有人同等之權利，收取清盤中可供分派之資產，金額相當於承授人就選擇行使購股權所涉及之股份應可收取者。按照上文所述，於本公司開始清盤之日期，購股權將自動失效(以尚未行使者為限)。

(n) 股份之地位

因行使購股權而將予配發之股份將受本公司當時有效之組織章程條文所規限，並享有與行使購股權當日其他已發行繳足股份同等權益，因而使持有人可獲取於行使購股權之日後派付或作出之一切股息或其他分派，但於或早於行使購股權日期之記錄日期宣派、建議或議決派付或作出之股息或其他分派則例外。

(o) 修改購股權計劃

購股權計劃可經董事會決議案而修改，但對購股權計劃之條款及條件作出重大修改、修改已授出購股權之條款(不包括根據購股權計劃之現有條款而自動生效之修改)及有關上市規則第17.03條所載之事項，若未經本公司在股東大會上通過普通決議案批准，不得因承授人或未來承授人之利益而修改。

(p) 修改股本之影響

倘於購股權仍然可行使之時，本公司進行資本化發行、供股、拆細或合併股份或削減股本(不包括作為本公司為訂約方之交易代價或就任何配股而發行證券)，則須按董事認為適當之方式，在董事已收到由當時本公司核數師或本公司委任之獨立財務顧問發出認為建議調整為公平合理之書面聲明(根據資本化發行而作出之調整除外)後，

對可授出之尚未行使購股權所涉及之股份總數及／或各項尚未行使之購股權所涉及之股份認購價作出相應調整(如有)，惟調整必須令參與者可得到之本公司股本比例與調整前相同。若調整令股份以低於面值發行，則不得作出調整。

(q) 註銷購股權

註銷已授出但未獲行使之購股權必須經本公司股東在股東大會上批准，而參與者及其聯繫人必須放棄投票。

(r) 購股權計劃之條件

待聯交所上市委員會批准購股權計劃及批准根據購股權獲行使而將發行之股份上市及買賣後，購股權計劃方為有效。

(s) 終止購股權計劃

本公司可在股東大會上通過決議案或董事會可隨時終止購股權計劃，在該情況下，不得再授出購股權，但根據購股權計劃之條文，於終止前授出之購股權仍繼續有效及可予行使。

2. **購股權計劃之現況**

於本招股章程刊發日期，並無根據購股權計劃授出或同意授出任何購股權。

本公司已向聯交所上市委員會申請批准購股權計劃及其後根據購股權計劃授出購股權，以及批准因根據購股權計劃授出之購股權獲行使而可發行之股份上市及買賣。

其他資料

1. 遺產稅、稅務及其他彌償保證

Crisana、Silver Wave、謝錦鵬先生及林岱先生(統稱「彌償保證人」)與本集團訂立一項以本集團為受益人之彌償保證契據(即本附錄「重大合約概要」一段所述之重大合約),就(其中包括)稅務責任稅務責任本集團任何成員公司於股份發售成為無條件或之前,轉讓財產(定義見遺產稅條例第35條)予本集團任何成員公司而產生之香港遺產稅責任,作出彌償保證,惟(i)已經於本集團任何成員公司截至二零零一年十二月三十一日(包括該日)止期間之經審核賬目提撥該稅項之準備;或(ii)原本不會產生,但因成員公司根據於股份成為無條件之日或之前設立之具法律效力承擔或訂約方包括(就稅務而言)已經不再或被為不再為任何集團公司或與其他公司有關連之本集團成員公司之具法律效力承擔,而進行、作出或訂立之某項行動或遺漏或自願交易(不包括在日常業務過程中作出之行動或遺漏),而產生之稅項;或(iii)於本集團任何成員公司截至二零零一年十二月三十一日止期間之經審核賬目中已經作出超額準備或過多儲備;或(iv)因二零零一年十二月三十一日後生效之法例或慣例具追溯力之修改而產生或招致之稅務索償。董事獲知會,本公司或於開曼群島或英屬處女群島之附屬公司不大可能出現重大遺產稅責任。

每名彌償保證人已向本公司及其附屬公司提供彌償保證,就來自或有關中方未能取得中意傢俬控制百興之所需商業牌照之一切損失、虧損、費用、成本、開支、行動及程序提供彌償保證。

2. 訴訟

於最後實際可行日期,本集團任何成員公司現時概無牽涉任何屬重大訴訟或仲裁,就董事所知,本集團任何成員公司概無尚未了結或受威脅或面臨之重大訴訟或索償。

3. 保薦人

金利豐已代表本公司向聯交所上市委員會申請批准已發行股份、本招股章程所述將予發行之股份及因行使根據購股權計劃可授出之購股權而可發行之股份上市及買賣。

4. **登記程序**

按照公司法條文，本公司之股東名冊將由Bank of Butterfield International (Cayman) Limited於開曼群島存置，而本公司之股東名冊分冊則由登捷時有限公司存置於香港。除非董事另外同意，否則所有股份過戶及其他所有權文件必須交予本公司之香港股份過戶處登記，而非交予開曼群島股份過戶處。

5. **股份持有人之稅務**

(a) 開曼群島

根據現行開曼群島法例，除本公司於開曼群島持有土地權益，轉讓及以其他方式出售股份毋須繳納開曼群島印花稅。

(b) 香港

買賣登記於本公司股東名冊香港分冊之股份須繳納香港印花稅。

根據香港法例第111章遺產稅條例，股份乃香港財產，因此，於股份擁有人身故後，股份須繳納香港遺產稅。

(c) 一般事項

在此建議，有意持有股份之人士如對申請、購買、持有或出售或買賣股份之潛在稅務責任存在任何疑問，應諮詢專業顧問。謹此強調，本公司、董事、金利豐、各自之董事或參予股份發售之其他人士，對股份持有人因認購、持有、購買或出售或買賣股份而產生之稅務影響或責任概不負責。

6. **開辦費用**

估計本公司之開辦費用約為7,250,000港元，由本公司支付。

7. **發起人**

本公司之發起人為謝錦鵬先生及林岱先生。除本招股章程所披露者外，於緊接本招股章程刊發日期前兩年內，並無就股份發售或本招股章程所述之有關交易向發起人支付、配發或給予或擬支付、配發或給予現金、證券或其他利益。

8. 專家之資格

下列為本招股章程所載或所引述提供意見之專家之資格：

專家名稱	資格
金利豐	註冊投資顧問
安永會計師事務所	執業會計師
嘉漫測量師有限公司	專業測量師及估值師
Conyers Dill & Pearman, Cayman	開曼群島律師
廣東恒盛律師事務所	中國法律顧問

9. 專家同意書

安永會計師事務所、嘉漫測量師有限公司、Conyers Dill & Pearman, Cayman及廣東恒盛律師事務所已就本招股章程之刊發，書面同意按本招股章程之形式及涵義，轉載其報告及／或函件及／或估值證書及／或意見(視乎情況而定)以及引述其名稱，至今並無撤回同意書。

10. 待售股份之賣方

待售股份之賣方如下：

名稱	註冊成立地點	註冊辦事處	詳情	待售股份數目
Crisana (附註1)	英屬處女群島	Wickhams Cay Road Town Tortola British Virgin Islands	投資控股及本公司主要股東	8,625,000
Silver Wave (附註2)	英屬處女群島	Drake Chambers Road Town Tortola British Virgin Islands	投資控股及本公司主要股東	8,625,000

1. Crisana由本公司主席謝錦鵬先生全資實益擁有。

2. Silver Wave由本公司執行董事兼執行總裁林岱先生全資實益擁有。

11. **約束力**

倘依據本招股章程提出認購申請，本招股章程即具效力，使所有有關人士均受公司條例第44A及44B條之所有適用條文(罰則條文除外)約束。

12. **其他事項**

(a) 除本招股章程披露者外：

(i) 於緊接本招股章程刊發日期前兩年內，本公司或其任何附屬公司概無發行或同意發行繳足或部份繳足之股本或借貸資本，以換取現金或現金以外代價；

(ii) 於緊接本招股章程刊發日期前兩年內，本公司或其任何附屬公司之股本或借貸資本，概無附帶購股權或有條件或無條件同意附帶購股權；

(iii) 本公司或其任何附屬公司概無發行或同意發行任何創辦人股份、管理股份或遞延股份；

(iv) 董事確認，自二零零一年十二月三十一日以來，本集團之財務或業務狀況或前景並無重大不利轉變；

(v) 緊接本招股章程刊發日期前兩年內，概無就發行或出售本公司或其任何附屬公司之任何股份或借貸資本而授出佣金、折扣、經紀費用或其他特別條款；

(vi) 緊接本招股章程刊發日期前兩年內，概無就認購、同意認購、促使認購或同意促使認購任何股份而支付或應付佣金(支付或應付分包銷商之佣金除外)；及

(vii) 金利豐、安永會計師事務所、嘉漫測量師有限公司、Conyers Dill & Pearman, Cayman及廣東恒盛律師事務所並無：

— 實益或非實益擁有本集團任何成員公司之任何股份權益；或

— 擁有權利或購股權(不論是否合法執行)以認購或提名他人認購本集團任何成員公司任何股份。

(b) 本集團內之公司現時並無在任何證券交易所上市或在任何交易系統買賣。

(c) 於緊接本招股章程刊發日期前十二個月，本集團之業務並無出現可能會或已經對本集團財務狀況造成重大影響之中斷情況。

(d) 本公司已經作出一切令股份獲准納入中央結算系統以便結算及交收之必需安排。

送呈公司註冊處處長之文件

隨同本招股章程一併送呈香港公司註冊處處長處註冊之文件為**白色**及**黃色**申請表格、本招股章程附錄四「其他資料」一節「專家同意書」一段所述之同意書及本招股章程附錄四「有關業務之其他資料」一節「重大合約概要」一段所述之重大合約副本，以及賣方之名稱、地址及資料說明。

備查文件

由本招股章程刊發日期起至二零零二年五月十七日(包括該日)止期間一般辦公時間內，可在郭葉律師事務所之辦事處(地址為香港中環畢打街11號置地廣場告羅士打大廈37樓)查閱下列文件副本：

- 本公司之組織章程大綱及公司細則；
- 由安永會計師事務所編製之本公司會計師報告(全文載於本招股章程附錄一)及有關之調整報表；
- 組成本集團各公司截至二零零一年十二月三十一日止三個年度各年(或自該等公司各自註冊成立日期至二零零一年十二月三十一日止期間(取較短者))之經審核財務報表；
- 由嘉漫測量師有限公司編製之估值函件概要及估值證書，全文載於本招股章程附錄二；
- 購股權計劃規則；
- 本招股章程附錄三「一般事項」一節所述由Conyers Dill & Pearman, Cayman編製概列開曼群島公司法若干方面之意見書；
- 公司法；
- 本招股章程附錄四「有關業務之其他資料」一節「重大合約概要」一段所述之重大合約；
- 本招股章程附錄四「專家同意書」一段所述之同意書；
- 本招股章程附錄四「有關董事、管理層及員工之其他資料」一節「董事服務合同詳情」一段所述之服務協議；及
- 賣方之名稱、地址及資料說明。

(P)

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Results Announcement

Chitaly Holdings Limited announced on 06/04/2004:
(stock code: 01198)
Year end date: 31/12/2003
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2003 to 31/12/2003 ('000)	(Audited) Last Corresponding Period from 01/01/2002 to 31/12/2002 ('000)
Turnover	:	300,719	207,020
Profit/(Loss) from Operations	:	88,998	51,334
Finance cost	:	N/A	(82)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	77,244	44,514
% Change over Last Period	:	+73.5 %	
EPS/(LPS)-Basic (in dollars)	:	0.3295	0.2069
-Diluted (in dollars)	:	0.3214	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	77,244	44,514
Final Dividend per Share	:	12.0 cents	8.0 cents
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	03/05/2004	to 05/05/2004bdi.
Payable Date	:	10/05/2004	
B/C Dates for Annual General Meeting	:	03/05/2004	to 05/05/2004bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. CORPORATE INFORMATION

The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Grand Cayman, Cayman Islands.

The principal activity of the Company is investment holding. There were no significant changes in the nature of the subsidiaries' principal activities during the year.

2. SEGMENT INFORMATION

Segment information is required by SSAP 26 "Segment reporting" to be presented by way of two segment formats: (i) on a primary segment reporting basis, which for the Group is determined to be by business segment; and (ii) on a secondary segment reporting basis, which for the Group is determined to be by geographical segment.

Sale of home furniture is the only major business segment of the Group. Accordingly no further business segment information is provided.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

	2003	2002
Segment revenue	HK$'000	HK$'000
Sales to the PRC	296,415	204,465
Sales to elsewhere in Asia	3,995	2,373
Sales to Australia	200	-
Sales to North America	109	182
	300,719	207,020

	Segment assets		Capital expenditure	
	2003	2002	2003	2002
Other segment information	HK$'000	HK$'000	HK$'000	HK$'000
The PRC	178,276	125,425	64,837	9,257
Hong Kong	98,313	69,168	141	27
	276,589	194,593	64,978	9,284

3. TURNOVER AND REVENUE

Turnover represents the net invoiced value of goods sold during the year, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and revenue is as follows:

	2003	2002
	HK$'000	HK$'000
Turnover	300,719	207,020
Bank interest income	2,114	629
Service income	12,600	4,700
Gain on disposal of short term investments	4,071	-
Dividend income from short term investments	770	-
Others	972	607
Other revenue	20,527	5,936
Revenue	321,246	212,956

4. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$77,244,000 (2002: HK$44,514,000) and the weighted average of 234,458,000 (2002: 215,113,000) ordinary shares.

The weighted average number of ordinary shares of the Company used to calculate the basic earnings per share for the year ended 31 December 2003 included 230,000,000 ordinary shares brought forward at the beginning of that year, 7,300,000 ordinary shares issued and 4,734,000 shares repurchased and cancelled in 2003.

The calculation of diluted earnings per share is based on the net profit attributable to shareholders for the year of HK$77,244,000 (2002: HK$44,514,000). The weighted average number of ordinary shares used in the calculation is the 234,458,000 (2002: 215,113,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 5,858,904 (2002: Nil) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the year.

5. DIVIDENDS

	Group	
	2003 HK$'000	2002 HK$'000
Special dividend	-	10,000
Interim dividend - HK6.0 cents (2002: HK2.5 cents) per ordinary share	14,238	5,750
Proposed final dividend - HK12.0 cents (2002: HK8.0 cents) per ordinary share	27,908	18,616
	42,146	34,366

6. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16.0%) on the estimated assessable profits arising in Hong Kong during the year. The increased Hong Kong profits tax rate became effective from the year of assessment 2003/2004, and so is applicable to the assessable profits arising in Hong Kong for the whole of the year ended 31 December 2003. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2003 HK$'000	2002 HK$'000
Group:		
Tax charge for the year	11,754	6,738

Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year of Hong Kong Wong Chiu Furniture Holding Limited ("Wong Chiu") which is engaged in the trading of furniture.

According to the Income Tax Law of the PRC, Wanlibao (Guangzhou) Furniture Limited and Full Fat (Guangzhou) Furniture Limited, wholly-owned subsidiaries of the Company established in Guangzhou, the PRC, are subject to a preferential corporate income tax rate of 24%, and are exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, are eligible for 50% relief from PRC corporate

income tax for the following three years. As Full Fat has suffered a loss since its establishment on 22 April 2003, corporate income tax has not been provided for during the year. Also, as the current year was the first statutory profitable year of Wanlibao, no corporate income tax has been provided for during the year.

King Apex International Limited ("King Apex"), Lead Concept Development Limited ("Lead Concept") and Smart Excel International Limited ("Smart Excel") are engaged respectively in the provision of quality control, design and customer services. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

(9)

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

ANNUAL RESULTS
For the year ended 31st December 2003

RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2003 together with the comparative figures for the year ended 31st December 2002 as follows:

	Notes	2003 *HK$'000*	2002 *HK$'000*
TURNOVER	3	**300,719**	207,020
Cost of sales		**(193,110)**	(133,847)
Gross profit		**107,609**	73,173
Other revenue	3	**20,527**	5,936
Selling and distribution costs		**(14,560)**	(6,818)
Administrative expenses		**(24,024)**	(20,529)
Other operating expenses		**(554)**	(428)
PROFIT FROM OPERATING ACTIVITIES	4	**88,998**	51,334
Finance costs		–	(82)
PROFIT BEFORE TAX		**88,998**	51,252
Tax	5	**(11,754)**	(6,738)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**77,244**	44,514
DIVIDENDS	6		
Special		–	10,000
Interim		**14,238**	5,750
Proposed final		**27,908**	18,616
		42,146	34,366
EARNINGS PER SHARE			
Basic	7	**32.95 cents**	20.69 cents
Diluted	7	**32.14 cents**	N/A

1. **IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")**

The revised SSAP 12 "Income taxes" is effective for the first time for the current year's financial statements. The SSAP prescribes new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting this SSAP, which has had a significant effect on the financial statements are described as follows:

The SSAP prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carry forward of unused tax losses (deferred tax).

A deferred tax liability has been recognised on the revaluation of the Group's leasehold land and buildings.

2. **BASIS OF PREPARATION**

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of leasehold land and buildings.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31st December 2003. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

3. **TURNOVER, OTHER REVENUES AND SEGMENT INFORMATION**

Turnover represents the net invoiced value of goods sold during the year, after allowances for returns and trade discounts, and after eliminations of all significant intra-Group transactions.

An analysis of the Group's turnover and revenue is as follows:

	2003 *HK$'000*	2002 *HK$'000*
Turnover	**300,719**	207,020
Bank interest income	**2,114**	629
Service income	**12,600**	4,700
Gain on disposal of short term investments	**4,071**	–
Dividend income from short term investments	**770**	–
Others	**972**	607
Other revenue	**20,527**	5,936
Revenue	**321,246**	212,956

Segment information is required by SSAP26 "Segment reporting" to be presented by way of two segment formats: (i) on a primary segment reporting basis, which for the Group is determined to be by business segment; and (ii) on a secondary segment reporting basis, which for the Group is determined to be by geographical segment.

Sale of home furniture is the only major business segment of the Group. Accordingly no further business segment information is provided.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. An analysis of the Group's turnover by location of customers is as follows:

Segment revenue	2003 *HK$'000*	2002 *HK$'000*
Sales to the PRC	**296,415**	204,465
Sales to elsewhere in Asia	**3,995**	2,373
Sales to Australia	**200**	–
Sales to North America	**109**	182
	300,719	207,020

4. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2003 *HK$'000*	2002 *HK$'000*
Cost of goods sold	193,110	133,847
Provision for doubtful debts	317	563
Depreciation of owned assets	5,899	5,286
Amortisation of licence rights of trademarks	424	–
Loss on disposal of fixed assets	70	19
Research and development cost	1,044	1,046
Operating lease rentals on buildings	1,590	134
Auditors' remuneration	1,100	1,000
Staff costs (excluding directors' remuneration)		
Wages and salaries	28,619	14,281
Pension contributions	535	365
Less: Forfeited contributions	–	–
Net pension contributions	535	365
	29,154	14,646
Exchange (gains)/losses, net	(402)	367
Interest income	(2,114)	(629)
Service income	(12,600)	(4,700)
Gain on disposal of short term investments	(4,071)	–
Dividend income from short term investments	(770)	–

The Group's profit from operating activities mainly represents sales of home furniture in the PRC.

5. TAX

	Group 2003 *HK$'000*	2002 *HK$'000*
Group:		
Hong Kong	41	–
Macao	7,658	3,470
PRC	4,055	3,268
Tax charge for the year	11,754	6,738

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16.0%) on the estimated assessable profits arising in Hong Kong during the year. The increased Hong Kong profits tax rate became effective from the year of assessment 2003/2004, and so is applicable to the assessable profits arising in Hong Kong for the whole of the year ended 31st December 2003. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

Macao income tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the year. Provision for tax on the estimated assessable profits of certain subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the year, which is currently 33%.

6. DIVIDENDS

	Group 2003 *HK$'000*	2002 *HK$'000*
Special dividend	–	10,000
Interim dividend – HK6.0 cents (2002: HK2.5 cents) per ordinary share	14,238	5,750
Proposed final dividend – HK12.0 cents (2002: HK8.0 cents) per ordinary share	27,908	18,616
	42,146	34,366

At a board meeting held on 6th April 2004 the directors declared a final dividend of HK12.0 cents per ordinary share. This proposed dividend was not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2004.

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$77,244,000 (2002: HK$44,514,000) and the weighted average of 234,458,000 (2002: 215,113,000) ordinary shares.

The weighted average number of ordinary shares of the Company used to calculate the basic earnings per share for the year ended 31st December 2003 included 230,000,000 ordinary shares brought forward at the beginning of that year, 7,300,000 ordinary shares issued and 4,734,000 shares repurchased and cancelled in 2003.

The calculation of diluted earnings per share is based on the net profit attributable to shareholders for the year of HK$77,244,000 (2002: HK$44,514,000). The weighted average number of ordinary shares used in the calculation is the 234,458,000 (2002: 215,113,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 5,858,904 (2002: Nil) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the year.

MANAGEMENT DISCUSSION AND ANALYSIS

Driven by the fast growing domestic furniture industry and rocketing consumer market in China, the Group again enjoyed record-breaking annual business results with turnover reaching HK$300.7 million, a surge of 45.3% from 2002. Operating profit also rose 73.4% to HK$89.0 million while net profit increased 73.5% to HK$77.2 million as compared to HK$44.5 million in 2002. The Group was also able to sustain healthy margins supported by brand ownership and stringent cost controls. In addition, the cost of wood as a raw material was also stable during the year. For the year ended 31st December, 2003, we recorded a gross profit margin of 35.8% as compared to 35.3% in 2002. At the same time, net profit margin improved from 21.5% last year to 25.7% this year.

As the Group targets at the medium to high-end home furniture markets where we already have an established presence, we have, despite intense competition in the overall furniture industry in China, maintained our leading status in the apex of the home furniture industry under our high-return business model. The Group owns the brand and distributes our products through an extensive franchisee network.

During the year, the Group marketed four series of medium to high-end modern style home furniture -"Light Walnut", "Ebony", "Black Walnut" and "Glossy" - under the brand names "Royal" and "Knight". The Group was pleased to have received overwhelming responses from the market during the year. Among them, "Light Walnut" contributed the highest sales while "Glossy" was launched in October 2003. The Group's strong product design and development team normally develops two new product series each year. In recognition of its achievements in product design, the Group was ranked first in 2003 by "Modern Furniture", a leading furniture magazine in China, in a number of award categories, including product quality, service and management.

The Group's core competency is to focus on product design and manufacturing while outsourcing the distribution model through a franchise system. The Group maintained close business partnerships with our distributors and we have 600 specialty outlets in 29 provinces in China as at 31st December, 2003. The franchisees nationwide conformed to the Group's required product and store layout while the Group was responsible for branding, marketing and advertising. To enhance brand image, the Group appointed celebrity Ms. Rosmund Kwan as the spokesperson for the Group. In November 2003, TV commercials featuring the celebrity were launched on main media channels such as CCTV and Phoenix Satellite. These marketing efforts helped the Group promote and extend our brand recognition to potential franchisees and end-users throughout China.

During the year, the Group's other revenues include the service fee generated from sourcing non-wooden furniture accessories for our franchisees and have become another key income stream for the Group, contributing HK$12.6 million this year. At times, the franchisees sourced lower-end quality non-wooden products to complement the Group's branded furniture. In order to maintain consistency with our overall image and style, the Group is now sourcing the majority of furniture accessories for our franchisees, and this has also broadened our revenue stream.

With regard to our production, the Group has established a new three-storey facility, a new storage and a distribution terminal adjacent to our existing site. Currently, the Group has a maximum monthly production capacity of 10,000 sets of furniture with a total production floor area of 70,000 sq.m. as well as 100,000 sq.m. factory site area in Guangzhou, China. In view of the potential growth in demands for our branded furniture products, the Group has also rented a factory in Dongguan during the year. A total capital expenditure of HK$30 million will be financed by internal resources. The new facility will increase the existing monthly production capacity by about 30% to 40%. These investments will sharpen the Group's competitive edge in terms of efficiency and flexibility to meet the escalating demands for quality home furniture in the market.

PROSPECTS

The thriving China economy backed by the country's entry into the WTO and our competitiveness as an international production hub will continue to boost consumer spending. The Group believes that as the rate of urbanization increases and living standards improve, the furniture market will become one of the fastest growing consumer goods categories in China. Thus, the Group is optimistic about the prospects of the domestic furniture market and expects to achieve promising growth in the next few years.

Building on the established reputation of the Group's brands, "Royal" and "Knight" Furniture, the Group is committed to further strengthening our product design capabilities. It is also crucial for the Group's long-term development to protect our intellectual property. To date, the Group has already obtained over 100 patents on our product designs. With strong support from the local government, the Group is confident that infringements will be curbed and that our intellectual property will be well protected. The Group recently launched two new furniture series, "Light Oak" and "Glossy", which are targeted at the younger and more mature generations respectively. The new product series have received positive market feedback from distributors and customers.

As the Group's specialty outlets are already widely distributed in major cities in China, the Group is positioned to actively pursue market diversification in the county cities. As these cities develop, our growth in these county cities will be strong with their relatively smaller economic structures and wide existence in China. The Group targets to reach a total of 1,000 specialty outlets by the end of 2005. To accelerate growth, the Group will continue to launch extensive marketing and promotional activities to potential distributors and consumers around the country.

With reference to our production facilities, we will continue to maintain an efficient and flexible operation. Production efficiency is expected to be improved as the Group enjoys economies of scale with larger production volume. The newly established storage and distribution terminal will also enhance logistics in support of the Group in meeting customer requirements.

As one of the leading home furniture brand names in China, the Group is creating value for our investors and business partners. Through the integration of market driven products, superior design capabilities, quality and efficient production, solid branding strategies and an extensive distribution network, the Group is paving the way for sustained growth in the future.

USE OF PROCEEDS FROM THE INITIAL PUBLIC OFFERING

Upon the listing of the Company's shares on the Stock Exchange on 15th May 2002 and issue of shares on the same date, the proceeds, after netting of related expenses paid and payable, were approximately HK$32 million. As at 31st December 2003, HK$10 million, HK$12 million and HK$5 million were use for the construction of new factory, for purchase of machinery and equipment and for marketing and promotional activities respectively. The remaining proceeds are deposited in financial institutions and licensed banks in Hong Kong.

LIQUIDITY AND FINANCIAL RESOURCES

The Group maintained a strong financial position, with cash and bank balances of HK$77.4 million as at 31st December 2003 (2002:HK$87.8 million). Other than the proceeds from the initial public offering, the Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 31st December 2003, the Group had no contingent liabilities and bank borrowing. As at the same date, the gearing ratio was 0.68 (2002: 0.54).

Approximately 55% of the Group's cash is dominated in Hong Kong Dollars, 35% of the Group's cash is dominated in Renminbi. The exposure to exchange fluctuation is minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.4 times, which improved from the 1.9 times applicable at the end of 2002. As at 31st December 2003, the net current assets was HK$37,070,000 (2002: 57,360,000).

EMPLOYMENT AND REMUNERATION POLICY

The total number of employees of the Group as at 31st December 2003 was 1,500 (2002: 1,000).

The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 31st December 2003, there were outstanding share options of approximately 11.1 million.

DIVIDENDS

The Board of Directors recommends a payment of a final dividend of HK12.0 cents per share for the year ended 31st December 2003. Together with the interim dividend of HK6.0 cents per share, the total dividend for the year ended 31st December 2003 is HK18.0 cents per share. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 10th May 2004 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 5th May 2004.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 3rd May 2004 to 5th May 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 30th April 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the Board, the Group has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") throughout the accounting period covered by the annual report of the Company, except that the independent non-executive directors of the Group are not appointed for specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the articles of association of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased 4,734,000 shares of HK$0.1 each for cash at an average subscription price of HK$2.30 per share for a total cash consideration, before expenses, of HK$10,909,700. On the Hong Kong Stock Exchange, all repurchased shares were subsequently cancelled at the nominal value of the shares amounted to HK$473,400 and the excess of the repurchase price per share over the nominal value of the shares is recorded by the Company in the share premium account amounted to HK$10,436,300. Except as disclosed above, neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Chitaly Holdings Limited

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange of the Hong Kong Limited's website in due course.

As at the date of this announcement, Mr. Tse Kam Pang, Mr. Lam Toi and Ms. Lam Ning, Joanna are the executive directors of the Company and Mr. Tsao Kwang Yung, Peter and Mr. Ma Gary Ming Fai are the independent non-executive directors of the Company.

By Order of the Board
Tse Kam Pang
Chairman

Hong Kong, 6th April 2004

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Chitaly Holdings Limited ("Company") will be held at The Kowloon Club, 15/F & 16/F, East Wing, New World Office Building, 24 Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong on Wednesday, 5th May 2004 at 10:00 a.m. for the following purposes:

1. To receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December, 2003;
2. To declare a final dividend for the year ended 31st December 2003, to be paid out of the share premium account of the Company, if necessary;
3. To re-elect directors and to authorise the board of directors to fix their remuneration;
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration;
5. By way of special business, to consider, and if thought fit, to pass each of the following resolutions, with or without modification, as ordinary resolutions:

ORDINARY RESOLUTIONS

A. "**THAT**:

(a) *subject to paragraph (c) of this Resolution and the requirements of the Rules Governing the Listing of* Securities on The Stock Exchange of Hong Kong Limited, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company ("Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval given in paragraph (a) of this Resolution shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given in paragraph (a) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly;

(d) subject to the passing of each of the paragraphs (a), (b) and (c) of this Resolution, any prior approvals of the kind referred to in paragraphs (a), (b) and (c) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(e) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

'Rights Issue' means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in any territory outside Hong Kong)"

B. "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase its own securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities which may be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the relevant class of securities of the Company in issue at the date of the passing of this Resolution and the approval granted under paragraph (a) of this Resolution shall be limited accordingly; and

(c) subject to the passing of each of the paragraphs (a) and (b) of this Resolution, any prior approvals of the kind referred to in paragraphs (a) and (b) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(d) for the purpose of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon the passing of Resolutions 5A and 5B as set out in the notice convening the Meeting, the general mandate granted to the directors of the Company ("Directors") to exercise the powers of the Company to allot, issue or otherwise deal with shares of the Company ("Shares") pursuant to Resolution numbered 5A above be and is hereby extended by the addition thereto an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 5B above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution."

Chitaly Holdings Limited

6. By way of special business, to consider, and if thought fit, to pass the following resolution, with or without modification, as a special resolution:

SPECIAL RESOLUTION

"**THAT** the new articles of association ("New Articles") of the Company, a copy of which has been produced to the Meeting marked "A" and signed by the Chairman of the Meeting by way of identification purpose by the Chairman thereof, be and is hereby approved and adopted in substitution for the articles of association adopted by the Company at its extraordinary general meeting held on 26th April 2002, and that the directors of the Company be and are hereby authorised to do all things necessary to implement the adoption of the New Articles."

By order of the Board of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 6th April 2004

Notes:

1. The register of members of the Company will be closed from 3rd May 2004 to 5th May 2004, both days inclusive, during which period no transfer of shares will be registered. Members whose names appear on the register of members of the Company at the close of business on 5th May 2004 will be entitled to attend and vote at the Annual General Meeting. In order to qualify for the final dividend, members are reminded to ensure that all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 30th April 2004.
2. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, and in the event of a poll, vote in his/her stead. A proxy need not be a member of the Company.
3. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.
4. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company's Branch Registrars and Registration Office in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. The completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.
5. Concerning Resolution 5A above, the directors wish to state that in respect of this general mandate, they have no immediate plans to issue any new securities of the Company. Approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in order to allow flexibility and discretion to the directors in the event that it becomes desirable to issue any securities of the Company up to 20 per cent. of the existing issued share capital.
6. The general purpose of the authority to be conferred on the directors by Resolution 5B above is to increase flexibility and to provide discretion to the directors in the event that it becomes desirable to repurchase securities representing up to a maximum of 10 per cent. of the relevant class of securities of the Company in issue at the date of passing the resolution.

Please also refer to the published version of this announcement in The Standard dated 7 April 2004.

(R)

Chitaly Holdings Limited

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

ADOPTION OF NEW ARTICLES OF ASSOCIATION

At the board meeting of Chitaly Holdings Limited ("Company") held on 6 April 2004, the board ("Board") of directors ("Directors") of the Company approved, amongst other things, a proposal to adopt a new set of articles of association of the Company (the "New Articles") to the shareholders of the Company ("Shareholders") for approval by way of special resolution at the forthcoming annual general meeting of the Company.

The purpose of the amendments to be effected by the adoption of the New Articles is to reflect the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") which have come into effect on 31 March, 2004.

Details about the adoption of the New Articles by the Company will be set out in the circular which is currently expected to be issued to Shareholders on or about 13 April 2004.

The Board announces that at a meeting of the Board held on 6 April 2004, the Board had approved, amongst other things, a proposal to adopt the New Articles to the Shareholders for approval by way of special resolution at the forthcoming annual general meeting of the Company.

The purpose of the amendments to the Articles is to be effected by the adoption of the New Articles is to reflect the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") which have come into effect on 31 March, 2004. The proposed amendments mainly involve the following:

1. CHANGES INTRODUCED FOR COMPLIANCE WITH THE NEW SECURITIES AND FUTURES ORDINANCE

A new definition of "clearing house" is introduced.

2. CHANGES INTRODUCED TO REFLECT CERTAIN AMENDMENTS TO THE LISTING RULES

(a) the minimum seven-day period for lodgment by Shareholders of the notice to nominate a Director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting;

(b) Directors shall abstain from voting at the board meetings on any matter in which any of their associates has a material interest and are not to be counted towards the quorum of the relevant board meetings and the definition of "associates" is proposed to be amended to reflect the new definition of the Listing Rules; and

(c) a new article will be inserted to provide that where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

Details about the adoption of the New Articles will be set out in the circular which is currently expected to be issued to Shareholders on or about 13 April 2004.

Chitaly Holdings Limited

As at the date of this announcement, Mr. Tse Kam Pang, Mr. Lam Toi and Ms. Lam Ning, Joanna are the executive directors of the Company and Mr. Tsao Kwang Yung, Peter and Mr. Ma Gary Ming Fai are the independent non-executive directors of the Company.

By Order of the Board of Directors
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 6 April 2004

Please also refer to the published version of this announcement in The Standard dated 7 April 2004.

(t)

CR

Companies Registry
公司註冊處

RECEIVED
2004 SEP -9 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 表格 **F4**

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F 11627

1 Company Name 公司名稱

Chitaly Holdings Limited

2 Country of Incorporation 成立爲法團所在國家

Cayman Islands

Note 註 2) 3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered
被修改的有關組織公司或界定公司組織的文件

Articles of Association

Note 註 3) 4 Certified Copy of the Alteration attached 隨本申報表夾附的有關修改的核證副本

Certified copy of the revised Articles of Association is attached.

5 Effective Date of Change 生效日期

DD 日	MM 月	YYYY 年
05	05	2004

Signed 簽名 : [signature]

(Name 姓名) : (TSE KAM PANG) Date 日期 : 05 MAY 2004

Director／~~Secretary~~／~~Manager~~／~~Authorized Representative~~ *
董事／~~秘書~~／~~經理~~／~~授權代表~~ *

* *Delete whichever does not apply* *請刪去不適用者*

Presentor's Name and Address 提交人的姓名及地址	For Official Use 請勿填寫本欄

First revision to Specification No. 1/98 (Amendment No. 1/2000)
指明編號第 1/98 號的第 1 期修訂(修訂編號第 1/2000 號)

Certified true copy:-

Director

The Companies Law (Revised)
Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

Chitaly Holdings Limited

(Adopted at annual general meeting held
on 5 May 2004)

INDEX

INTERPRETATION

TABLE A

1. The regulations in Table A in the Schedule to the Companies Law (Revised) do not apply to the Company.

INTERPRETATION

2. (1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING
"Articles"	these Articles in their present form or as supplemented or amended or substituted from time to time.
"associate(s)"	the meaning ascribed to it in the rules of the Designated Stock Exchange.
"Auditor"	the auditor of the Company for the time being and may include any individual or partnership.
"Board" or "Directors"	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.
"capital"	the share capital from time to time of the Company.
"clear days"	in relation to the period of a notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
"clearing house"	a recognised clearing house within the meaning of Part I of Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
"Company"	Chitaly Holdings Limited.
"competent regulatory authority"	a competent regulatory authority in the territory where the shares of the Company are listed or quoted on a stock exchange in such territory.
"debenture" and	include debenture stock and debenture stockholder

"debenture holder"	respectively.
"Designated Stock Exchange"	a stock exchange in respect of which the shares of the Company are listed or quoted and where such stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company.
"dollars" and "$"	dollars, the legal currency of Hong Kong.
"head office"	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.
"Law"	The Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.
"Member"	a duly registered holder from time to time of the shares in the capital of the Company.
"month"	a calendar month.
"Notice"	written notice unless otherwise specifically stated and as further defined in these Articles.
"Office"	the registered office of the Company for the time being.
"ordinary resolution"	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than fourteen (14) clear days' Notice has been duly given;
"paid up"	paid up or credited as paid up.
"Register"	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.
"Registration Office"	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for

registration and are to be registered.

"Seal" — common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

"Secretary" — any person firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

"special resolution" — a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than twenty-one (21) clear days' Notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one (21) clear days' Notice has been given;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

"Statutes" — the Law and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its memorandum of association and/or these Articles.

"Subsidiary and Holding Company" — the meanings attributed to them in the rules of the Designated Stock Exchange.

"year" — a calendar year.

(2) In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include both gender and the neuter;

(c) words importing persons include companies, associations and bodies of persons whether corporate or not;

(d) the words:

(i) "may" shall be construed as permissive;

(ii) "shall" or "will" shall be construed as imperative;

(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that the same is available for download onto a user's computer or for printing through conventional small office equipment and, in each case, the Member concerned (where the relevant provision of these Articles require the delivery or service of any document or notice on him in his capacity as Member) has elected for the receipt of the relevant download or notice through electronic means and both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;

(f) references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g) save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context.

(h) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

SHARE CAPITAL

3. (1) The share capital of the Company at the date on which these Articles come into

effect shall be divided into shares of a par value of $0.10 each.

(2) Subject to the Law, the Company's Memorandum and Articles of Association and, where applicable, the rules of any Designated Stock Exchange and/or any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

(3) Except as allowed by the Law and subject further to compliance with the rules and regulations of the Designated Stock Exchange and any other relevant regulatory authority the Company shall not give financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company.

(4) No share shall be issued to bearer.

ALTERATION OF CAPITAL

4. The Company may from time to time by ordinary resolution in accordance with the Law alter the conditions of its Memorandum of Association to:

(a) increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c) divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that where the Company issues shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words "restricted voting" or "limited voting";

(d) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its

capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company's benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by the Law, reduce its share capital or any share premium account or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8. (1) Subject to the provisions of the Law and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

(2) Subject to the provisions of the Law, the rules of any Designated Stock Exchange and the Memorandum and Articles of Association of the Company, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9. Subject to the Law, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorised by its memorandum of association, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not

made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all Members alike.

VARIATION OF RIGHTS

10. Subject to the Law and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a) the necessary quorum (other than at an adjourned meeting) shall be two persons (or in the case of a Member being a corporation, its duly authorized representative) holding or representing by proxy not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting of such holders, two holders present in person (or in the case of a Member being a corporation, its duly authorized representative) or by proxy (whatever the number of shares held by them) shall be a quorum;

(b) every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c) any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

11. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

12. (1) Subject to the Law, these Articles, any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. Neither the Company

nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(2) The Board may issue warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law. Subject to the Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

15. Subject to the Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16. Every share certificate shall be issued under the Seal or a facsimile thereof and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

17. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

18. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon

payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

19. Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20. (1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

21. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Designated Stock Exchange may determine to be the maximum fee payable or such lesser sum as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed.

LIEN

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate

to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member of the Company or not. The Company's lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

23. Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

24. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

25. Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days' Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

26. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

27. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments

due in respect thereof or other moneys due in respect thereof.

28. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

29. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

30. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

31. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

32. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

33. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money's worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one month's Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

34. (1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days' Notice:

(a) requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b) stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited,

(2) If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

35. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

36. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

37. Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

38. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

39. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture,

sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

40. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

41. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

42. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

43. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a) the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b) the date on which each person was entered in the Register; and

(c) the date on which any person ceased to be a Member.

(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

44. The Register and branch register of Members, as the case may be, shall be open to inspection for at least two (2) hours on every business day by Members without charge or by any other person, upon a maximum payment of $2.50, or such lesser sum specified by the Board at the Office or such other place in the Cayman Islands at which the Register is kept in accordance with the Law or, if appropriate, upon a maximum payment of HK$1.00 or such lesser sum specified by the Board at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper, or any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designed Stock Exchange to that effect, be closed at such times or for

such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

45. Notwithstanding any other provision of these Articles the Company or the Directors may fix any date as the record date for:

(a) determining the Members entitled to receive any dividend, distribution, allotment or issue and such record date may be on, or at any time not more than thirty (30) days before or after, any date on which such dividend, distribution, allotment or issue is declared, paid or made;

(b) determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

TRANSFER OF SHARES

46. Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

47. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

48. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four (4) joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2) No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

(3) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(4) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place in the Cayman Islands at which the Register is kept in accordance with the Law.

49. Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:-

(a) a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Law or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d) if applicable, the instrument of transfer is duly and properly stamped.

50. If the Board refuses to register a transfer of any share, it shall, within two (2) months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

51. The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of any Designated Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

52. If a Member dies, the survivor or survivors where the deceased was a joint

holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

53. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

54. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 75(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

55. (1) Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a) all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c) the Company, if so required by the rules governing the listing of shares on the

Designated Stock Exchange, has given notice to, and caused advertisement in newspapers in accordance with the requirements of, the Designated Stock Exchange to be made of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

56. An annual general meeting of the Company shall be held in each year other than the year of the Company's incorporation (within a period of not more than fifteen (15) months after the holding of the last preceding annual general meeting or not more than eighteen (18) months after the date of incorporation, unless a longer period would not infringe the rules of the Designated Stock Exchange, if any) at such time and place as may be determined by the Board.

57. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. General meetings may be held in any part of the world as may be determined by the Board.

58. The Board may whenever it thinks fit call extraordinary general meetings. Any one or more Members holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionst(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s)

by the Company.

NOTICE OF GENERAL MEETINGS

59. (1) An annual general meeting and any extraordinary general meeting at which the passing of a special resolution is to be considered shall be called by not less than twenty-one (21) clear days' Notice. All other extraordinary general meetings may be called by not less than fourteen (14) clear days' Notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2) The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

60. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61. (1) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a) the declaration and sanctioning of dividends;

(b) consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c) the election of Directors whether by rotation or otherwise in the place of those retiring;

(d) appointment of Auditors (where special notice of the intention for such appointment is not required by the Law) and other officers;

(e) the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

(f) the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent. in nominal value of its existing issued share capital; and

(g) the granting of any mandate or authority to the Directors to repurchase securities of the Company.

(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. Two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative shall form a quorum for all purposes.

62. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63. The chairman of the Company shall preside as chairman at every general meeting. If at any meeting the chairman, is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by proxy and entitled to vote shall elect one of their number to be chairman.

64. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place as the meeting shall determine, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days' notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.

67. Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the

number or proportion of the votes recorded for or against the resolution.

68. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.

69. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

70. The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

71. On a poll votes may be given either personally or by proxy.

72. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

73. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Law. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

74. Where there are joint holders of any share any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

75. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2) Any person entitled under Article 53 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

76. (1) No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

(2) Where any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

77. If:

(a) any objection shall be raised to the qualification of any voter; or

(b) any votes have been counted which ought not to have been counted or which might have been rejected; or

(c) any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

79. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

80. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

81. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

82. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

83. Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

84. (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2) If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

WRITTEN RESOLUTIONS OF MEMBERS

85. A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purposes of these Articles, be treated as a resolution duly passed at a general meeting of the Company and, where relevant, as a special resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last Member to sign, and where the resolution states a date as being the date of his signature thereof by any Member the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, each signed by one or more relevant Members.

BOARD OF DIRECTORS

86. (1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in accordance with Article 87 and shall hold office until their successors are elected or appointed.

(2) Subject to the Articles and the Law, the Company may by ordinary resolution

elect any person to be a Director either to fill a casual vacancy on the Board, or as an addition to the existing Board.

(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

(4) Neither a Director nor an alternate Director shall be required to hold any shares of the Company by way of qualification and a Director or alternate Director (as the case may be) who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5) Subject to any provision to the contrary in these Articles the Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove a Director at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution the Members at the meeting at which such Director is removed.

(7) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

RETIREMENT OF DIRECTORS

87. (1) Notwithstanding any other provisions in the Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation provided that notwithstanding anything herein, the chairman of the Board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year.

(2) A retiring Director shall be eligible for re-election. The Directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Any Director appointed pursuant to Article 86(2) or Article 86(3) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation.

88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

DISQUALIFICATION OF DIRECTORS

89. The office of a Director shall be vacated if the Director:

(1) resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board whereupon the Board resolves to accept such resignation;

(2) becomes of unsound mind or dies;

(3) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months, and his alternate Director, if any, shall not during such period have attended in his stead and the Board resolves that his office be vacated; or

(4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5) is prohibited by law from being a Director; or

(6) ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

90. The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

91. Notwithstanding Articles 96, 97, 98 and 99, an executive director appointed to an office under Article 90 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

92. Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if we were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

93. An alternate Director shall only be a Director for the purposes of the Law and shall only be subject to the provisions of the Law insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

94. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

95. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS' FEES AND EXPENSES

96. The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day.

97. Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

98. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

99. The Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS' INTERESTS

100. A Director may:

(a) hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any

remuneration provided for by or pursuant to any other Article;

(b) act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c) continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

101. Subject to the Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 102 herein.

102. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the

effect that:

(a) he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b) he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such

company (or any third company through which his interest is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) Where a company in which a Director and/or his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

GENERAL POWERS OF THE DIRECTORS

104. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be

exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a) To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(b) To give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

(c) To resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Law.

(4) Except as would, if the Company were a company incorporated in Hong Kong, be permitted by Section 157H of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as in force at the date of adoption of these Articles, and except as permitted under the Law, the Company shall not directly or indirectly:

(i) make a loan to a Director or a director of any holding company of the Company or to any of their respective associates (as defined by the rules, where applicable, of the Designated Stock Exchange);

(ii) enter into any guarantee or provide any security in connection with a loan made by any person to a Director or such a director; or

(iii) if any one or more of the Directors hold (jointly or severally or indirectly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.

Article 104(4) shall only have effect for so long as the shares of the Company are listed on The Stock Exchange of Hong Kong Limited.

105. The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

106. The Board may by power of attorney appoint under the Seal any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company's Seal.

107. The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

108. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

109. (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company's moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits

for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement.

BORROWING POWERS

110. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

111. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

112. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

113. (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Law in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

114. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

115. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any Director.

116. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2). An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

117. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

118. The Board may elect a chairman and one or more deputy chairman of its meetings and determine the period for which they are respectively to hold such office. If no chairman or deputy chairman is elected, or if at any meeting neither the chairman nor any deputy chairman is present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

119. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

120. (1) The Board may delegate any of its powers, authorities and discretions to committees, consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

121. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid.

123. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

MANAGERS

124. The Board may from time to time appoint a general manager, a manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

125. The appointment of such general manager, manager or managers may be for such period as the Board may decide, and the Board may confer upon him or them all or any of the powers of the Board as they may think fit.

126. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in their absolute discretion think fit, including a power for such general manager, manager or

managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

OFFICERS

127. (1) The officers of the Company shall consist of a chairman, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Law and these Articles.

(2) The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one (1) Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3) The officers shall receive such remuneration as the Directors may from time to time determine.

128. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two (2) or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Law or these Articles or as may be prescribed by the Board.

129. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

130. A provision of the Law or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

131. (1) The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Law.

MINUTES

132. (1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a) of all elections and appointments of officers;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c) of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2) Minutes shall be kept by the Secretary at the Office.

SEAL

133. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word "Securities" on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

134. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof

or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

135. (1) The Company shall be entitled to destroy the following documents at the following times:

(a) any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d) any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e) copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

(2) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

136. Subject to the Law, the Company in general meeting may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

137. Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Law.

138. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

139. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

140. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by

him to the Company on account of calls or otherwise.

141. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

142. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

143. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

144. Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

145. (1) Whenever the Board or the Company in general meeting has resolved that a

dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks' Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b) that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Board;

(ii) the Board, after determining the basis of allotment, shall give not less than two (2) weeks' Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at

which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2) (a) The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be

effective and binding on all concerned.

(3) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

146. (1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. The Company may apply the share premium account in any manner permitted by the Law. The Company shall at all times comply with the provisions of the Law in relation to the share premium account.

(2) Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

147. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

148. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

149. The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Law:

(1) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Rights Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub- paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b) the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d) if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the

Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

150. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Law or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

151. The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

152. Subject to Article 153, aprinted copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 56 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

153. Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 152 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes and instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

154. The requirement to send to a person referred to in Article 152 the documents referred to in that article or a summary financial report in accordance with Article 153 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 152 and, if applicable, a summary financial report complying with Article 153, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

AUDIT

155. (1) At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2) A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor.

(3) The Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

156. Subject to the Law the accounts of the Company shall be audited at least once in every year.

157. The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

158. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall as soon as practicable convene an extraordinary general meeting to fill the vacancy.

159. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

160. The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

161. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

162. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof; and

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

163. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

164. For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received.

WINDING UP

165. (1) The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

166. (1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) (if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved,

but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(3) In the event of winding-up of the Company in Hong Kong, every Member of the Company who is not for the time being in Hong Kong shall be bound, within 14 days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process, orders and judgements in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee, whether appointed by the Member or the liquidator, shall be deemed to be good personal service on such Member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such Member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

INDEMNITY

167. (1) The Directors, Secretary and other officers and every Auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY

168. No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the memorandum of association or to change the name of the Company.

INFORMATION

169. No Member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

(V)

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Results Announcement

Chitaly Holdings Limited announced on 02/08/2004:
(stock code: 01198)
Year end date: 31/12/2004
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2004 to 30/06/2004 ('000)	(Unaudited) Last Corresponding Period from 01/01/2003 to 30/06/2003 ('000)
Turnover	:	182,132	121,163
Profit/(Loss) from Operations	:	51,298	35,522
Finance cost	:	N/A	N/A
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	44,535	30,884
% Change over Last Period	:	+44.2 %	
EPS/(LPS)-Basic (in dollars)	:	0.189	0.132
-Diluted (in dollars)	:	0.183	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	44,535	30,884
Interim Dividend per Share	:	12.00 cents	6.00 cents
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	18/08/2004	to 23/08/2004bdi.
Payable Date	:	27/08/2004	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

(W)

Investor

Investment Service Centre

Listed Companies Information

CHITALY HOLD<01198> - Exceptional Turnover Movement

The Stock Exchange has received a message from Chitaly Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that, except as disclosed in the 2004 interim results announcement of the Company dated 2 August 2004, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of Chitaly Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, Mr. Tse Kam Pang, Mr. Lam Toi and Ms. Lam Ning, Joanna are the executive directors of the Company and Mr. Tsao Kwang Yung, Peter and Mr. Ma Gary Ming Fai are the independent nonexecutive directors of the Company.

By Order of the Board
Chitaly Holdings Limited

Chan Wing Kit
Company Secretary

Hong Kong, 3 August 2004"

(X)

Chitaly Holdings Limited

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

2004 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS

The Board of Directors of Chitaly Holdings Limited (the "Company") is pleased to announce the unaudited interim result of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2004 together with the unaudited comparative figures for the same period in 2003 (the "Interim Period"). These interim financial statements as set out in the interim results were reviewed by the Audit Committee of the Company.

	Notes	2004 Unaudited *HK$'000*	2003 Unaudited *HK$'000*
Turnover	(2)	**182,132**	121,163
Cost of sales		**(122,244)**	(78,526)
Gross profit		**59,888**	42,637
Other revenue	(2)	**10,541**	8,328
Selling and distribution costs		**(8,323)**	(4,844)
Administrative expenses		**(10,782)**	(10,581)
Other operating expenses		**(26)**	(18)
Profit from operating activities	(2&3)	**51,298**	35,522
Tax	(4)	**(6,763)**	(4,638)
Net profit from ordinary activities attributable to shareholders		**44,535**	30,884
Dividends			
Final		**27,908**	18,616
Proposed Interim		**29,240**	14,238
		57,148	32,854
Earnings per share	(5)		
– basic		**18.9 cents**	13.2 cents
– diluted		**18.3 cents**	N/A

Chitaly Holdings Limited

Notes:

1. BASIS OF PREPARATION

The unaudited condensed consolidated financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" ("SSAP 25") issued by the Hong Kong Society of Accountants (the "HKSA") and with the applicable disclosure requirements of Appendix 16 to Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

2. TURNOVER AND SEGMENT INFORMATION

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and after elimination of all significant intra-Group transactions. The Group's principal activity during the six month ended 30 June 2004 was the manufacture and sale of home furniture.

An analysis of the Group's turnover and revenue is as follows:

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Turnover – sale of goods	**182,132**	121,163
Bank interest income	**102**	1,181
Service fee	**10,267**	4,234
Others	**172**	2,913
Other revenue	**10,541**	8,328
	192,673	129,491

An analysis of the Group's turnover by location of customers is as follows:

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Sales to the People's Republic of China ("PRC")	**180,603**	119,906
Sales to elsewhere in Asia	**1,529**	1,257
	182,132	121,163

An analysis of the Group's profit from operating activities by location of customers is as follows:

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Sales to the PRC	**50,864**	35,212
Sales to elsewhere in Asia	**434**	310
	51,298	35,522

3. PROFIT FROM OPERATING ACTIVITIES IS ARRIVED AT AFTER CHARGING:

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Staff cost (including directors' remuneration)	**19,879**	13,663
Depreciation of owned fixed assets	**6,313**	3,313
Operating lease rentals in respect of buildings	**1,698**	82

4. TAX

	For the six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current period provision		
Hong Kong	**–**	41
Macao	**4,900**	2,563
PRC	**1,863**	2,034
Tax charge for the period	**6,763**	4,638

Hong Kong profit tax has not been provided for as the Groups did not generate any assessable profits in Hong Kong during the interim period. (2003: 16%)

Macao complementary profits tax has been calculated at the statutory tax rate of 15.75% on the estimated assessable profits for the interim period of a wholly owned subsidiary of the Company which is engaged in the trading of furniture.

According to the Income Tax Law of the PRC, certain wholly owned subsidiaries of the Company established in Guangzhou and Dongguan, the PRC, is subject to a preferential corporate income tax rate of 24%, and is exempt from PRC corporate income tax for the first two profitable years of its operations, and thereafter, is eligible for 50% relief from PRC corporate income tax for the following three years. As the subsidiary has suffered from accumulated losses since its establishment, corporate income tax has not been provided for during the interim period.

Certain wholly owned subsidiaries are engaged in the provision of quality control, design and customer services. Provision for tax on the estimated assessable profits of each of these subsidiaries arising from their operations in the PRC has been calculated at the rate of PRC corporate income tax during the interim period, which is currently 33%.

A deferred tax liability has been recognised on the revaluation of the Group's leasehold land and buildings.

5. EARNING PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$44,535,000 (2003: HK$30,884,000) and the weighted average of 235,632,000 (2003: 233,436,000) ordinary shares.

The weighted average number of ordinary shares of the Company used to calculate the basic earnings per share for the period ended 30 June 2004 included 232,566,000 ordinary shares brought forward at the beginning of that period and 11,100,000 ordinary shares issued in 2004.

The calculation of diluted earnings per share is based on the net profit from ordinary activities attributable to shareholders for the period of HK$44,535,000 (2003: HK$30,884,000). The weighted average number of ordinary shares used in the calculation is the 235,632,000 (2003: 233,436,000) ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 8,078,333 (2003: Nil) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options with dilutive effect during the period.

INTERIM DIVIDEND

The directors have determined that an interim dividend of HK12 cents per share amounting to HK$29,239,920 should be paid to the shareholders of the Company whose names appear in the Register of Members on 23 August 2004 and payable on 27 August 2004.

The Register of Members of the Company will be closed from 18 to 23 August 2004, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with Tengis Limited at G/F., Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30pm on 17 August 2004.

MANAGEMENT DISSCUSION AND ANALYSIS

Business Review

The Group posted another strong half year with turnover rising 50.3% to HK$182 million for the six months ended 30 June 2004. It also maintained gross profit margin at around 32.9%. The Group's commitment in branding and new product development is the reason for the robust financial performance. By improving production efficiencies and matching strong demands from distributors, the Group also enhanced profitability. Net profit surged 44.2% to HK$44.5 million while net profit margin was 24.5% for the six months ended 30 June 2004.

As the Chinese population becomes more affluent, modern style furniture also gains popularity thus presenting a favorable business environment for the Group to further expand its market presence and introduce new product during the review period. With ownership of the award-winning brand names, "Royal" and "Knight", the Group enjoys satisfactory margins in the industry. Featuring well-known actress Ms Rosmund Kwan, these brands are promoted via the print media, and on billboards and television. During the review period, the Group marketed five series, namely "Light Walnut", "Ebony", "Black Walnut", "Glossy" and "Light Oak", of mid to high-end modern style home furniture.

As at 30 June 2004, the Group's products were distributed nationwide through more than 710 specialty outlets in 29 provinces in China. The Group increased the number of stores by over 100 in the review period, most of which are located in 2nd-tier cities. Besides overseeing the operation of the vast network of outlets, the sales and marketing team of the Group also played an integral role in building relationships with existing and potential franchisees. The Group participated in the 2004 China (Dongguan) International Famous Furniture Exhibition in March this year. This trade fair is an important channel for the Group to extend brand recognition and market presence in the industry.

As a close business partner of its franchisees, the Group offers sourcing services to them, hence ensures consistency of its branded image. These sourcing services include non-wooden furniture and accessories such as sofa, desks, coffee tables, dining tables, etc. They provide the Group with an additional and promising income stream, and during the review period it generated for the Group around HK$10 million in service fees.

To match the strong market demand, the Group increased its production facility by setting up a new factory in Dongguan early this year. Together with its existing facility in Guangzhou, the Group's production facilities have a total production floor area of 110,000 sq. m. and can produce up to 14,000 sets of furniture per month. These investments are crucial for the Group in ensuring that its production align with franchisees' needs and support its future business growth.

Prospects

Looking ahead into the second half of the year, the Group will remain committed to securing sustainable growth. With the economy reviving and consumer spending continuing to rise in China, the Group is confident that its business will record tremendous progress in the future.

Striving to enhance its core business, the Group focuses on improving its design capability and staying abreast of consumers' needs and market trends. In July this year, the Group launched a new brand, "Simply", to further enrich its product lines and enforce its branding strategies. The European contemporary designs and sophisticated craftsmanship using the advanced material, veneer, are the main differentials of the "Simply" brand. The Group targets at opening around 50 stores under the brand "Simply" in the next six months with priority rights to be given to existing franchisees in major cities.

With regards to management of the distribution network, the Group will continue to work closely with franchisees to ensure they achieve desired levels of profitability. Taking into account the business progress made in the first half of the year, the Group is optimistic that it will achieve a total of 800 outlets by the end of the year.

The Group will also improve production efficiency to obtain higher yields and speed up response time to match market demands. To achieve these objectives, the Group invested in expanding its production capacity and logistics capabilities earlier this year. These efforts will enable the Group to extend market reach more rapidly.

The Group believes that leveraging its high brand reputation, the quality and innovative designs of its products, its extensive distribution network and time-to-market production system, it will be able to sustain top and bottom line growth and bring satisfactory returns to its shareholders.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 June 2004, the Group had an unaudited consolidated net asset value of approximately HK$199 million. (31 December 2003: HK165 million). The Group maintained a strong financial position with cash and bank balances of HK$68 million and has no interest-bearing borrowings as at 30 June 2004. The Group is principally financed by net cash inflow from operating activities. The Group believes that funds generated from its internal operations are adequate to meet the future requirements of operating its business.

As at 30 June 2004, the Group had no contingent liabilities and bank borrowing. As at the same date, the gearing ratio, calculated on the basis of total liabilities over total shareholders' fund was 0.52.

Over 90% of the Group's cash is either denominated in Hong Kong Dollars and Renminbi. The exposure to exchange fluctuation is minimal.

The liquidity of the Group as evidenced by the current ratio (current assets/current liabilities) was 1.57 times, which improved from the 1.35 times applicable at the end of 2003. As at 30 June 2004, the net current assets was approximately HK$55 million (31 December 2003: HK$37 million).

EMPLOYMENT AND REMUNERATION POLICY

The total number of employees of the Group as at 30 June 2004 was around 1,500 (2003: 1,000).

The Group's remuneration policies are in line with local market practices where the Group operates and are normally reviewed on an annual basis. In addition to salary payments, there are other staff benefits including provident fund, medical insurance and performance related bonus. Share options may also be granted to eligible employees and persons of the Group. At 30 June 2004, there were no outstanding share options.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not or, was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except all directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board of
Chitaly Holdings Limited
Tse Kam Pang
Chairman

2 August 2004

Please also refer to the published version of this announcement in The Standard dated 3 August 2004.